Exhibit 99.2

NOTICE OF SPECIAL MEETING

and

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

for a special meeting of the shareholders of

WESTPORT INNOVATIONS INC.

TO BE HELD ON MARCH 18, 2016

with respect to, among other things, the proposed

PLAN OF MERGER

involving

WESTPORT INNOVATIONS INC.

and

WHITEHORSE MERGER SUB INC.

and

FUEL SYSTEMS SOLUTIONS, INC.

February 12, 2016

These materials are important and require your immediate attention. They require holders of common shares of Westport Innovations Inc. (“Westport”) to make important decisions. If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with respect to voting your common shares of Westport, please contact Westport’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

Neither the Toronto Stock Exchange, the NASDAQ Stock Market, nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this information circular.

QUESTIONS AND ANSWERS ABOUT THE MERGER

The following section provides answers to frequently asked questions about the merger and the effect of the merger on holders of Westport securities and the Westport special meeting of shareholders. This section, however, only provides summary information. Westport urges you to carefully read the remainder of this information circular and proxy statement, including the appendices to this information circular and proxy statement, because the information in this section does not provide all of the information that might be important to you regarding the merger and the other matters being considered at the Westport special meeting of shareholders.

As used in this information circular and proxy statement, references to Westport refer to Westport Innovations Inc., an Alberta corporation, references to Fuel Systems refer to Fuel Systems Solutions, Inc., a Delaware corporation, references to Merger Sub refer to Whitehorse Merger Sub Inc., a Delaware corporation, references to the combined company refer collectively to Westport and its subsidiaries following the merger as described in this information circular and proxy statement, references to the Merger Agreement refer to the Agreement and Plan of Merger dated as of September 1, 2015, by and among Westport, Merger Sub and Fuel Systems, a copy of which is attached as Appendix B to this information circular and proxy statement, references to merger refer to the merger of Merger Sub with and into Fuel Systems, with Fuel Systems as the surviving, wholly owned subsidiary of Westport as contemplated under the Merger Agreement, and references to the Effective Time refer to the Effective Time of the merger as contemplated under the Merger Agreement.

Q: What is the merger?

A: Westport, Merger Sub (a wholly owned subsidiary of Westport) and Fuel Systems have entered into the Merger Agreement that contains the terms and conditions of the proposed business combination of Westport and Fuel Systems. Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Fuel Systems, with Fuel Systems surviving the merger as a wholly owned subsidiary of Westport.

At the Effective Time, all outstanding shares of Fuel Systems common stock will be converted into Westport common shares.

Q: How does Westport’s Board recommend that I vote?

A: After careful consideration, the Board of Westport unanimously determined, at a meeting of the Westport Board, that the merger with Fuel Systems is in the best interests of Westport and is fair to Westport’s shareholders and unanimously recommends that shareholders vote in favour of the Merger Resolution (as defined below), in favour of the Omnibus Plan Increase Resolution (as defined below) and in favour of the Name Change Resolution (as defined below).

Q: Why am I receiving this information circular and proxy statement?

A: You are receiving this information circular and proxy statement because you have been identified as a shareholder of Westport. If you are a shareholder of record of Westport as of the record date, you are entitled to vote at Westport’s special meeting of shareholders. This document serves as an information circular and proxy statement of Westport and is used to solicit proxies for Westport’s special meeting of shareholders. This document contains important information about the merger, Fuel Systems, the combined company and the special meeting of Westport shareholders and should be read carefully in its entirety. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is important. We encourage you to vote as soon as possible.

Q: When and where is the Westport special meeting?

A: The special meeting of the shareholders of Westport will be held on March 18, 2016 at 2:00 p.m. (Pacific Time) at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- i -

Q. What are the reasons for and benefits of the merger?

In the course of their due diligence and evaluation of the Merger Agreement and the merger, the Westport board of directors consulted Westport’s executive management team and legal counsel as well as its financial advisor, Rothschild Inc. The Westport board of directors also reviewed a significant amount of information and considered a number of factors related to the merger, and believes that the merger will provide Westport and its shareholders with a number of benefits, including but not limited to:

•	The combined company will have a broad global reach, with increased scale and product diversity enhancing the ability to serve some of the world’s largest and fastest growing markets through an enhanced geographic footprint, greater product diversity, and a distribution network spanning 70 countries.

•	The merger would combine Westport’s development expertise in medium- and heavy-duty and high horsepower applications with Fuel Systems’ core focus and development efforts in automotive and industrial applications. Together, the combined technological expertise and future product development will span passenger cars to heavy-duty trucks to locomotives and from marine applications to stationary power.

•	Westport and Fuel Systems will combine their industry experience and complementary portfolio of products and technologies, resulting in a comprehensive solutions offering across light- and heavy-duty transportation applications and industrial-focused applications. The complementary customer bases and communities will be served with a combined asset base and facilities strategically located across five continents and a shared commitment to providing exceptional products, service and related solutions.

•	The merger will broaden the combined company’s original equipment manufacturer relationships, bringing together the long standing relationships with several key global original equipment manufacturers of Fuel Systems and Westport.

•	The combined company is expected to have a strengthened track record of product development as a result of the merger, and benefit from capital-efficient and optimized research and development programs and a highly skilled employee base. The combined company is anticipated to be well positioned to create a stronger innovation platform to invest in developing new products and new technologies, and to be positioned to fuel future growth better than either company on a standalone basis.

•	The combined company will benefit from the combination of Westport and Fuel Systems intellectual property portfolios.

•	The combined company is anticipated to generate substantial synergies, including reductions in corporate management costs, manufacturing costs and operating expenses.

•	The combined company will also benefit from a strengthened balance sheet and enhanced liquidity and will be positioned for continued investment and long-term financial stability.

Q: How will proxies be solicited and who is paying for this proxy solicitation?

A: The solicitation of proxies will be primarily by mail, but Westport’s directors, officers and regular employees may also solicit proxies personally or by telephone. Westport will bear the costs of the solicitation, including the preparation, assembly, printing and mailing of this information circular and proxy statement, the proxy and any additional information furnished to Westport shareholders. Westport has retained Laurel Hill Advisory Group (“Laurel Hill”) as its proxy solicitation agent and to assist it in connection with communications with Westport shareholders. Westport may also reimburse brokerage houses and other custodians, nominees and fiduciaries for their costs of forwarding proxy materials to beneficial owners of its common shares.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- ii -

Q: What is required to consummate the merger?

A: To consummate the merger, Westport shareholders must approve the issuance of Westport common shares pursuant to the merger (the “Merger Resolution”) and Westport must assume each outstanding in-the-money option to purchase shares of Fuel Systems common stock, each outstanding restricted stock unit of Fuel Systems and each share of restricted stock of Fuel Systems. The assumption of such Fuel Systems awards is proposed to be effected by having Westport shareholders approve an increase in the number of Westport common shares reserved for issuance pursuant to awards available for grant under Westport’s Omnibus Incentive Plan to allow Westport to assume such awards under its Omnibus Incentive Plan (the “Omnibus Plan Increase Resolution”). If Westport shareholders do not approve the Omnibus Plan Increase Resolution the Fuel Systems awards will be assumed outside of Westport’s Omnibus Incentive Plan through the assumption by Westport of the Fuel Systems incentive plans under which each award being assumed was granted.

Westport shareholders have also been asked to approve an amendment to Westport’s Articles of Incorporation to change the name of Westport from “Westport Innovations Inc.” to “Westport Fuel Systems Inc.” (the “Name Change Resolution”).

Certain stockholders of Fuel Systems, representing approximately 34% of the issued and outstanding shares in the capital stock of Fuel Systems as of the date of the Merger Agreement, have entered into voting agreements pursuant to which they have agreed to vote in favour of the merger with Westport.

The Merger Resolution and the Omnibus Plan Increase Resolution must be approved by a simple majority of the votes cast by the Westport shareholders present in person or represented by proxy at the special meeting. The Name Change Resolution must be approved by not less than 66 2/3% of all votes cast by the Westport shareholders present in person or represented by proxy at the special meeting. For more information, please see the section of this information circular and proxy statement entitled “Matters to be Considered at the Meeting”.

Concurrently and in connection with the execution of the Merger Agreement, certain shareholders of Westport, who beneficially owned approximately 15.7% of Westport’s common shares outstanding as of the date of the Merger Agreement, entered into a voting agreement with Westport and Fuel Systems, pursuant to which each such shareholder agreed to vote its Westport common shares in furtherance of the transactions contemplated by the Merger Agreement.

In addition to the requirement of obtaining such shareholder approvals and appropriate regulatory approvals, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, please see the section of this information circular and proxy statement entitled “Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger.”

Q: When do Westport and Fuel Systems expect to complete the merger?

A: Westport and Fuel Systems are working to complete the merger as soon as practicable. If the stockholders of Fuel Systems approve the merger and the shareholders of Westport approve the issuance of the merger consideration, Westport and Fuel Systems currently expect that the merger will be completed following the Fuel Systems and Westport special meetings. Neither Westport nor Fuel Systems can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including the approval of the merger proposal by Fuel Systems’ stockholders and the approval of the issuance of the merger consideration by Westport’s shareholders. See the section of this information circular and proxy statement entitled “Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger”.

Q: What are the material U.S. federal income tax consequences of the merger to me?

A: Westport shareholders will not exchange or surrender their common shares of Westport in the merger or receive any separate consideration in the merger. Accordingly, you will not recognize gain or loss as a result of the merger.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- iii -

Q: What are the material Canadian federal income tax consequences of the merger to me?

A: Westport shareholders will not dispose of their common shares of Westport in the merger and will not receive any consideration as a consequence of the merger. Accordingly, you will not realize a capital gain (or incur a capital loss) in respect of your common shares of Westport as a result of the merger.

Q: Who will be the directors of the combined company following the merger?

A: Upon completion of the merger, the board of directors of the combined company will consist of ten directors, including current Westport directors Warren J. Baker, Joseph P. Caron, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horvath and Gottfried (Guff) Muench, and current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston.

Q: Who will be the executive officers of the combined company following the merger?

A: The current executive officers of Westport are expected to continue serving as executive officers of the combined company.

Q: Who can help answer my questions?

A: If you have any questions about the merger or if you need assistance submitting your proxy or voting your shares or need additional copies of this information circular and proxy statement, you should contact Westport’s proxy solicitation agent, Laurel Hill, toll-free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

You may also obtain additional information about Westport in documents Westport files with the U.S. Securities and Exchange Commission (the “SEC”) and the Canadian securities administrators. See the section of this information circular and proxy statement entitled “Additional Information.”

Q: What do Westport shareholders need to do now?

A: You should read this information circular and proxy statement carefully, including its appendices, and consider how the merger affects you and then vote your shares either in person at the special meeting or by proxy.

Registered Shareholder: Common Shares Registered in Your Name and Evidenced by a Physical Certificate

If you are a registered shareholder, you may vote in person at the special meeting or by proxy whether or not you attend the special meeting in person.

•	To vote in person at the special meeting, please come to the special meeting and sign in at the registration desk. You may be asked to provide identification.

•	To vote by mail using the enclosed paper proxy, please complete, date, sign and return your proxy using the enclosed return envelope or return it to Westport’s transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

•	To vote by proxy over the internet, go to www.investorvote.com and follow the online voting instructions and refer to your 15-digit control number provided on the enclosed paper proxy.

•	To vote by telephone, call 1-866-732-8683 (toll free) 1-310-588-4290 (outside North America) and follow the instructions and refer to your 15-digit control number provided on the enclosed paper proxy.

•	To vote by facsimile, fax the enclosed paper proxy to 1-866-249-7775 (toll free in North America) or 1-416-263-9524 (international) not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the special meeting, or any adjournment or postponement thereof.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- iv -

If you wish to submit a proxy, whether by mail, telephone, fax or internet, you must return it, in each case, no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the special meeting, or adjournment or postponement thereof. The chair of the special meeting may waive the proxy cut-off without notice.

Beneficial Shareholder: Common Shares Registered in the Name of an Intermediary such as a Brokerage Firm, Bank, Dealer or other Similar Organization

The following information is of significant importance to Westport shareholders who do not hold common shares of Westport in their own name. Beneficial shareholders should note that the only proxies that can be recognized and acted upon at the special meeting are those deposited by registered shareholders.

If your common shares of Westport are listed in an account statement provided to you by a broker or other intermediary, then in almost all cases your common shares will not be registered in your name on the records of Westport. In such circumstances your common shares will more likely be registered under the names of your broker or an agent of that broker. In the United States, the vast majority of such common shares of Westport are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from beneficial shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

This information circular and proxy statement is being sent to both registered shareholders and beneficial shareholders. There are two kinds of beneficial shareholders – those who object to their names being made known to the issuers of securities which they own (called “OBOs”, or objecting beneficial owners), and those who do not object (called “NOBOs”, or non-objecting beneficial owners).

Westport is taking advantage of National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), which permits it to deliver proxy-related materials indirectly to its NOBOs and OBOs. As a result, if you are a NOBO or OBO you can expect to receive meeting materials from your intermediary via Broadridge Financial Solutions Inc., or Broadridge, including a voting information form (“VIF”). If you receive a VIF, you should follow the instructions in the VIF to ensure that your common shares are voted at the meeting. Broadridge then tabulates the results of all instructions received and completed in accordance with the instructions provided in the VIF and provides appropriate instructions respecting the voting of common shares to be represented at the special meeting. Westport may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders who are NOBOs with voting their common shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

The VIF or form of proxy will name the same individuals as Westport’s proxy to represent you at the meeting. You have the right to appoint a person (who need not be a shareholder of Westport) other than the individuals designated in the VIF, to represent you at the meeting. To exercise this right, you should insert the name of your desired representative in the blank space provided in the VIF. The completed VIF must then be returned in accordance with the instructions in the VIF. It is important to note that the desired representative will need to be in attendance at the Meeting in person, in order to have the vote counted.

If you receive a VIF from Broadridge, you cannot use it to vote common shares directly at the special meeting – the VIF must be completed and returned in accordance with its instructions, well in advance of the special meeting in order to have your common shares voted.

Although as a beneficial shareholder you may not be recognized directly at the special meeting for the purposes of voting common shares registered in the name of your intermediary, you, or a person designated by you, may attend at the meeting as proxyholder for your intermediary and vote your common shares in that capacity. If you wish to attend the special meeting and indirectly vote your common shares as proxyholder for your intermediary, or to have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate,

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- v -

in the blank space on the VIF provided to you and return the same in accordance with the instructions provided in the VIF, well in advance of the special meeting.

These securityholder materials are being sent to both registered and beneficial shareholders. Westport intends to pay for intermediaries to deliver the meeting materials to OBOs.

Q: What constitutes quorum at the Westport special meeting?

A: To transact business at the special meeting, a quorum of shareholders must be present at the commencement of the special meeting, either in person or by proxy. Under Westport’s by-laws, quorum for the transaction of business at the special meeting is two persons present and holding or representing by proxy at least 25% of the shares entitled to vote at the meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

Q: Who can vote at the special meeting?

A: Only shareholders who hold Westport common shares at the close of business on the record date, which is February 1, 2016, will be entitled to vote at the Westport special meeting.

Q: Can I revoke my proxy?

A: Yes. A Westport shareholder who has submitted a proxy may revoke it by means of a written document signed by the shareholder or by his or her duly authorized attorney, or if the shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation. The document must be deposited either: (i) at the registered office of Westport (being Suite 4500, 855 2nd Street S.W., Calgary, Alberta, T2P 4K7) at any time up to and including the last business day preceding the day of the meeting, or any adjournment of the meeting at which the proxy is to be used; or (ii) with the chairman of the meeting on the day of, but prior to, the meeting or any adjournment of the meeting. In addition, a proxy may be revoked: (i) by the shareholder personally attending at the meeting and voting the securities represented by the proxy, or, if the shareholder is a corporation, by a duly authorized officer or officers or attorney of such corporation attending at the meeting and voting the securities; or (ii) in any other manner permitted by law.

Beneficial shareholders who wish to change their vote must, in sufficient time in advance of the special meeting, arrange for their intermediaries to change the vote and, if necessary, revoke their proxy.

Q: Are materials for the special meeting being provided by way of notice-and-access?

A: No. Westport is not sending meeting materials for the special meeting to shareholders using the “notice and access” provisions of NI 54-101, or pursuant to the rules and regulations of the SEC. However, the Notice of Special Meeting of Shareholders and the Information Circular and Proxy Statement for the Special Meeting of Shareholders are available at www.sedar.com.

Q: How can I find out the results of the special meeting?

A: Preliminary voting results will be announced at the special meeting. Final voting results of the special meeting will be announced by Westport in a news release and filed on the SEC’s website at www.sec.gov and on SEDAR at www.sedar.com.

Q: What will happen to my Westport common shares in the merger?

A: Nothing. Each currently outstanding Westport common share held by you will remain outstanding as a Westport common share after the merger, and will continue to be listed on The NASDAQ Stock Market and the Toronto Stock Exchange (“TSX”).

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- vi -

Q: What will Fuel Systems stockholders receive in the merger?

A: If the merger is consummated, each share of Fuel Systems common stock will convert into the right to receive 2.129 Westport common shares, subject to certain potential adjustments.

Upon completion of the merger, Westport security holders will hold approximately 62.4% of the outstanding equity of the combined company, and Fuel Systems security holders will hold approximately 37.6% of the outstanding equity of the combined company, calculated immediately prior to the Effective Time on a fully-diluted basis.

Q: How will the merger affect Fuel Systems stock options, restricted stock units, restricted stock and phantom shares?

A: Stock Options. Upon completion of the merger, each outstanding in-the-money option (whether or not then vested or exercisable) to purchase shares of Fuel Systems common stock will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such options prior to the completion of the merger, except that (i) each such in-the-money option will be exercisable for that number of common shares of Westport equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems common stock subject to such in-the-money option immediately prior to the completion of the merger and 2.129, and (ii) the per share exercise price for shares of Westport issuable upon exercise of such assumed in-the-money option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each share of Fuel Systems common stock at which such assumed in-the-money option was exercisable immediately prior to the completion of the merger by 2.129. Any outstanding option that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration immediately prior to the completion of the merger will automatically be cancelled and forfeited for no consideration and all rights with respect to such option will terminate.

Restricted Stock Units. Upon completion of the merger, each outstanding restricted stock unit of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the merger, except that each restricted stock unit of Fuel Systems will be converted into a number of restricted stock units of Westport (convertible into shares of Westport common shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems common stock subject to such restricted stock unit immediately prior to the completion of the merger multiplied by 2.129.

Restricted Stock. Upon completion of the merger, each outstanding share of restricted stock of Fuel Systems will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the merger, except that each such share of restricted stock of Fuel Systems will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems restricted stock immediately prior to the closing of the merger multiplied by 2.129.

Until the restricted stock being assumed by Westport vests, holders of such restricted stock will have none of the powers, preferences, and rights of a holder of Westport’s common shares with respect to such restricted stock, including the rights to vote and receive dividends on such restricted stock.

Phantom Shares. Upon completion of the merger, each outstanding phantom share of Fuel Systems will become fully vested and all restrictions will lapse and each such phantom share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems common stock subject to the Fuel Systems phantom share multiplied by (ii) the difference between (x) the per share dollar value of the merger consideration and (y) the applicable “exercise price” for such Fuel Systems phantom share. Any outstanding phantom share that has an exercise price per share of Fuel Systems common stock greater than or equal to the per share dollar value of the merger consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such phantom share will terminate.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- vii -

GLOSSARY OF TERMS	1

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT	8

FORWARD-LOOKING INFORMATION	9

INFORMATION FOR BENEFICIAL HOLDERS	10

SUMMARY	12

THE MERGER	21

EFFECT OF THE MERGER	26

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE	49

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	52

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	52

EQUITY COMPENSATION PLAN INFORMATION	53

AUDITORS	60

ADDITIONAL INFORMATION	60

INFORMATION CONCERNING FUEL SYSTEMS	60

MATTERS TO BE CONSIDERED AT THE MEETING	61

APPENDIX A:	MERGER RESOLUTION
APPENDIX B:	REDACTED AGREEMENT AND PLAN OF MERGER
APPENDIX C:	PRO FORMA FINANCIAL INFORMATION
APPENDIX D:	PRO FORMA INFORMATION CONCERNING WESTPORT INNOVATIONS INC. AFTER GIVING EFFECT TO THE MERGER
APPENDIX E:	INFORMATION CONCERNING FUEL SYSTEMS SOLUTIONS, INC.
APPENDIX F:	FAIRNESS OPINION OF ROTHSCHILD INC.
APPENDIX G:	DOUGLAS VOTING AGREEMENT
APPENDIX H:	COSTAMAGNA VOTING AGREEMENT
APPENDIX I:	BECKER VOTING AGREEMENT
APPENDIX J:	AUDITOR REPORTING PACKAGE

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

WESTPORT INNOVATIONS INC.

NOTICE OF SPECIAL MEETING OF WESTPORT SHAREHOLDERS

NOTICE is hereby given that a special meeting (the “Meeting”) of the holders (“Westport Shareholders”) of common shares (“Westport Shares”) in the capital of Westport Innovations Inc. (the “Corporation” or “Westport”) will be held on March 18, 2016 at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, at 2:00 p.m. (Pacific time), for the following purposes:

1.	to consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement dated February 12, 2016 (the “Information Circular”), approving the issuance of such number of Westport Shares to Fuel Systems Solutions, Inc. (“Fuel Systems”) shareholders as is required pursuant to the Agreement and Plan of Merger dated as of September 1, 2015 (the “Merger Agreement”) by and among Westport, Whitehorse Merger Sub Inc. and Fuel Systems (the “Merger Resolution”);

2.	subject to the approval of the Merger Resolution, to consider and, if deemed advisable, to pass an ordinary resolution to approve: (i) the terms of the options to purchase common shares of Westport to be granted to holders of all outstanding in-the-money Fuel Systems options (“Fuel Systems Options”), in connection with the assumption by Westport of the Fuel Systems Options and in accordance with the terms of the Merger Agreement, as more particularly described under “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; (ii) the terms of the restricted stock units of Westport to be granted to holders of all outstanding Fuel Systems restricted stock units (“Fuel Systems RSUs”), in connection with the assumption by Westport of the Fuel Systems RSUs and in accordance with the terms of the Merger Agreement, as more particularly described under “ Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; (iii) the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems restricted stock (“Fuel Systems Restricted Stock”), in connection with the assumption by Westport of the Fuel Systems Restricted Stock and in accordance with the terms of the Merger Agreement, as more particularly described under “ Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; and (iv) an increase in the number of Westport Shares reserved for issuance pursuant to awards available for grant under Westport’s Omnibus Incentive Plan by such number as is required in connection with the assumption of the Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock pursuant to the Merger Agreement, as more particularly described under “ Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular (the “Omnibus Plan Increase Resolution”);

3.	subject to the approval of the Merger Resolution, to consider and, if deemed advisable, to pass a special resolution to amend Westport’s Articles of Incorporation to change the name of Westport from “Westport Innovations Inc.” to “Westport Fuel Systems Inc.”, as more particularly described under “Matters to be Considered at the Meeting – Name Change Resolution” in the Information Circular (the “Name Change Resolution”); and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular.

Each Westport Shareholder entitled to vote at the Meeting will be entitled to one vote for each Westport Share held in respect of the above matters. The Merger Resolution and the Omnibus Plan Increase Resolution must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. The Name Change Resolution must be approved by not less than 66 2/3% of all votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- viii -

The record date (the “Record Date”) for determination of Westport Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on February 1, 2016.

Registered Westport Shareholders may attend the Meeting in person or may be represented by proxy. Westport Shareholders who are unable to attend the Meeting or any adjournments or postponement thereof in person are requested to date, complete, sign and return the enclosed form of proxy for use at the Meeting or any adjournment or postponement thereof. To be valid, completed proxy forms must be dated, completed, signed and deposited with Westport’s transfer agent, Computershare Trust Company of Canada: (1) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or (iii) by telephone to 1-866-732-8683 for North American callers or to 1-310-588-4290 for callers outside of North America. You may also vote through the Internet and if you do vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form.

Your proxy or voting instructions must be received in each case no later than 2:00 p.m. (Pacific time) on March 16, 2016 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjourned or postponed meeting. If you are unable to attend the Meeting, we encourage you to complete the enclosed form of proxy as soon as possible. If a Westport Shareholder receives more than one form of proxy because such holder owns Westport Shares registered in different names or addresses, each form of proxy should be completed and returned.

The instrument appointing a proxy shall be in writing and shall be executed by the Westport Shareholder or the Westport Shareholder’s attorney authorized in writing or, if the Westport Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized. The persons named in the enclosed form of proxy are officers of the Corporation. Each Westport Shareholder has the right to appoint a person or persons, who need not be shareholders of the Corporation, other than the persons designated in the form of proxy furnished by the Corporation, to attend and act on such Westport Shareholder’s behalf at the Meeting. To exercise such right, the names of management’s nominees may be crossed out and the name(s) of the Westport Shareholder’s nominee(s) legibly printed in the blank space provided.

A proxyholder has discretion under the enclosed form of proxy in respect of amendments or variations to matters identified in this Notice and with respect to other matters which may properly come before the Meeting, or any adjournment or postponement thereof. As of the date hereof, management of Westport knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice. Westport Shareholders who are planning on returning the form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote in favour of each of the matters to be considered at the Meeting.

Westport Shareholders who hold their shares through a bank, broker or other intermediary should carefully follow the instructions found on the voting instruction form provided to them.

A Westport Shareholder that has questions or requires more information with respect to the voting of Westport Shares should contact Laurel Hill Advisory Group, Westport’s proxy solicitation agent, toll-free at 1-877-452-7184 (416-304-0211 collect), or by email at assistance@laurelhill.com.

Dated this 12th day of February, 2016.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Salman Manki”

Salman Manki
Chief Legal Officer & Corporate Secretary

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

- ix -

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular including the Summary and Appendices.

“ABCA” means the Business Corporations Act (Alberta);

“affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person;

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose of or effect of monopolization or restraint of trade or the significant impediment of effective competition;

“Becker Parties” means Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P. and Steven R. Becker;

“Becker Voting Agreement” means the voting agreement dated September 1, 2015 between Westport, Fuel Systems and the Becker Parties;

“Beneficial Holders” has the meaning ascribed thereto under the heading “Information for Beneficial Holders” in this Circular;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“CEO” means Chief Executive Officer;

“Certificate of Merger” means the certificate of merger with respect to the Merger to be duly executed and filed with the Delaware Secretary as provided under the DGCL;

“CFO” means Chief Financial Officer;

“Change in Recommendation” means, action by the Fuel Systems Board to: (i) withhold, withdraw, qualify or modify, or publically propose to withhold, withdraw, qualify or modify, in any manner adverse to Westport or Merger Sub, the Fuel Systems Board recommendation that Fuel Systems Stockholders vote in favour of the Merger Agreement and the Merger; (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Fuel Systems Alternative Proposal; (iii) fail to include the Fuel Systems board recommendation in the proxy statement or any Schedule 14D-9, as applicable; (iv) fail to publicly recommend against any Fuel Systems Alternative Proposal within 5 business days of the request of Westport and reaffirm the Fuel Systems Board recommendation within 5 business days; or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Fuel Systems to enter into, any agreement related to a Fuel Systems Alternative Proposal (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Merger Agreement);

“Circular” or “Information Circular” means this management information circular and proxy statement dated February 12, 2016;

“Claim” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Other Covenants and Agreements”;

“Closing Date” means the closing date of the Merger;

“Code” means the Internal Revenue Code of 1986, as amended;

“Cost Synergies” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

“Costamagna Voting Agreement” means the voting agreement dated September 1, 2015 between Westport, Fuel Systems and Mariano Costamagna;

“CWI” means Cummins Westport Inc.;

“DGCL” means the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code;

“Delaware Secretary” means the Secretary of State of the State of Delaware;

“Douglas Parties” means K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III;

“Douglas Voting Agreement” means the voting agreement dated September 1, 2015 between Westport, Fuel Systems and the Douglas Parties;

“Effective Time” means the close of business on the Closing Date, with such date and time specified in the Certificate of Merger, or on such other date and time as shall be agreed to by Fuel Systems and Westport and specified in the Certificate of Merger, following acceptance for record by the Delaware Secretary;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Exchange Agent” means Computershare Investor Services Inc., the trust company appointed by Westport to act as exchange agent in connection with the Merger;

“Exchange Ratio” means 2.129 Westport Shares issued upon the conversion of each share of Fuel Systems Stock;

“Fairness Opinion” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

“Foreign Antitrust Approvals” means the filing of a Notification and Report Form pursuant to the HSR Act and all other filings required to be made prior to the Effect Time by applicable foreign Antitrust Laws;

“forward-looking statements” has the meaning ascribed thereto under the heading “Forward-Looking Information”;

“Fuel Systems” means Fuel Systems Solutions, Inc.;

“Fuel Systems Alternative Proposal” means any unsolicited bona fide indication of interest of interest, inquiry, proposal or offer from a third party (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions: (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Fuel Systems or any of its subsidiaries representing 20% or more of the consolidated assets of Fuel Systems and its subsidiaries, taken as a whole as determined on a book-value basis, or to which 20% or more of the consolidated revenues or earnings are attributable; (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the voting power of Fuel Systems or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and its subsidiaries, taken as a whole; (iii) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding shares of any class of voting securities of Fuel Systems; (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Fuel Systems in which a third party shall acquire beneficial ownership of 20% or more of the outstanding shares of any class of voting securities of Fuel Systems or any of its subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of Fuel Systems and the subsidiaries, taken as a whole; or (v) any transaction which is similar in form, substance or

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

purpose to any of the foregoing transactions; provided, however, a Fuel Systems Alternative Proposal does not include the Merger or the other transactions contemplated by the Merger Agreement;

“Fuel Systems Board” means the board of directors of Fuel Systems;

“Fuel Systems Financial Statements” means financial information of Fuel Systems as set out in Appendix E to this Circular;

“Fuel Systems Forecasts” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

“Fuel Systems Options” means options to purchase shares of Fuel Systems Stock pursuant to Fuel Systems’ 2011 Stock Option Plan;

“Fuel Systems Phantom Shares” means phantom share awards granted pursuant to Fuel Systems’ 2011 Phantom Stock Option Plan;

“Fuel Systems Restricted Stock” means restricted stock awards granted pursuant to Fuel Systems’ 2009 Restricted Stock Plan;

“Fuel Systems RSUs” means restricted stock units covering shares of Fuel Systems Stock granted pursuant to Fuel Systems’ equity incentive plans;

“Fuel Systems Stock” means common stock in the capital of Fuel Systems, par value $0.001 per share;

“Fuel Systems Stockholders” means holders of Fuel Systems Stock;

“Fuel Systems Tax Attributes” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

“Fundamental Amendment” means the execution by Westport, Merger Sub and Fuel Systems of a written amendment to, or written waiver by Westport, Merger Sub, and Fuel Systems, of any provision of the Merger Agreement that reduces the amount of the Merger Consideration or changes the form of, or decreases the Exchange Ratio of the Merger Consideration of 2.129 Westport Shares per share of Fuel Systems Stock, amends the conditions to close the Merger or would result in additional monetary liability to such Douglas Party.

“HPDI” means high pressure direct injection;

“HRC Committee” means the Human Resources and Compensation Committee of the Westport Board;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended;

“Indemnitee” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Other Covenants and Agreements”;

“Intervening Event” means a material event, fact, circumstance, development or occurrence that: (i) affects the business, assets or operations of Fuel Systems that was not known by the Fuel Systems Board as of the date of the Merger Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Fuel Systems Board as of the date of the Merger Agreement), which event, fact, circumstances, development or occurrence becomes known to or by the Fuel Systems Board prior to obtaining the approval of the Fuel Systems Stockholders for the Merger; and (ii) does not relate to a Fuel Systems Alternative Proposal; provided, however that in no event shall changes in the market price or trading volume of the Fuel Systems Stock or the Westport Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be an Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

“IRS” means the U.S. Internal Revenue Service;

“Laurel Hill” means Laurel Hill Advisory Group, Westport’s proxy solicitation agent for the Meeting;

“material adverse effect” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Representations and Warranties”;

“Meeting” means the special meeting of Westport Shareholders to be held on March 18, 2016 at 2:00 p.m. (Pacific time) and any adjournment(s) or postponement(s) thereof;

“Merger” means the business combination transaction in which the Merger Sub will be merged with an into Fuel Systems, with Fuel Systems being the surviving entity, and each outstanding share of Fuel Systems Stock will be converted into the right to receive the applicable Merger Consideration, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL;

“Merger Agreement” means the Agreement and Plan of Merger dated September 1, 2015, between Westport, the Merger Sub, and Fuel Systems;

“Merger Consideration” means the conversion of each share of Fuel Systems Stock issued and outstanding immediately prior to the Effective Time (other than certain shares of Fuel Systems Stock to be cancelled in accordance with the Merger Agreement) into the right to receive Westport Shares, as calculated by the Exchange Ratio;

“Merger Proposal” means the proposal put to Fuel Systems Stockholders to approve the Merger and adopt the Merger Agreement;

“Merger Resolution” means the shareholders’ resolution approving the Merger, as set out in Appendix A to this Circular;

“Merger Sub” means Whitehorse Merger Sub Inc.;

“Name Change” has the meaning ascribed thereto under the heading “Matters to be Considered at the Meeting – Name Change Resolution”;

“Name Change Resolution” has the meaning ascribed thereto under the heading “Matters to be Considered at the Meeting – Name Change Resolution”;

“NASDAQ” means The NASDAQ Stock Market;

“NOL” means net operating loss;

“OEM” means original equipment manufacturer;

“Omnibus Plan” Westport’s Omnibus Incentive Plan;

“Omnibus Plan Increase Resolution” has the meaning ascribed thereto under the heading “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution”;

“Outside Date” means April 30, 2016, subject to an extension to August 31, 2016 if regulatory approvals have not been obtained;

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

“PFIC” means a passive foreign investment company;

“Pro Forma Tax Attributes” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

“PSUs” means performance share units granted under the Omnibus Plan;

“QEF Election” means a “qualified electing fund” election;

“Record Date” means February 1, 2016;

“Registration Statement” means the registration statement filed by Westport with the SEC on Form F-4 in connection with the Merger;

“Related Person” has the meaning ascribed thereto under the heading “Effect of the Merger – The Merger Agreement – Covenants and Agreements”;

“Rights Agreement” means the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between Fuel Systems and Mellon Investor Services LLC, as rights agent;

“Rothschild” means Rothschild Inc.;

“RSUs” means restricted share units granted under the Omnibus Plan;

“Sarbanes-Oxley Act of 2002” means the Sarbanes-Oxley Act of 2002, as amended;

“SARs” means share appreciation rights granted under the Omnibus Plan;

“SEC” means the United States Securities and Exchange Commission (including the staff thereof);

“Securities Act” means the Securities Act of 1933, as amended;

“Skadden” means Skadden, Arps, Slate, Meagher & Flom LLP;

“Strategy Committee” has the meaning ascribed thereto under the heading “The Merger – Background to the Merger”;

“Superior Proposal” means a bona fide written Fuel Systems Alternative Proposal (except that, for the purposes of this definition, the references in the definition of “Fuel Systems Alternative Proposal” to “20%” shall be replaced by “50%”) on its most recently amended or modified terms, if amended or modified, made by a third party on terms that the Fuel Systems Board determines in good faith, after consultation with Fuel Systems’ financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of the Merger Agreement proposed by Westport and the Merger Sub in response to such proposal or otherwise, to be more favourable to Fuel Systems and the Fuel Systems Shareholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Merger Agreement;

“Tax Attributes” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

“Termination Fee” means $5,500,000;

“TSX” means the Toronto Stock Exchange;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“Units” means, collectively, Westport Options, RSUs, and PSUs;

“U.S. GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, as they exist on the date of this Circular, consistently applied;

“Voting Agreements” means, collectively, the Becker Voting Agreement, the Costamagna Voting Agreement and the Douglas Voting Agreement;

“Voting Instruction Form” means the voting instruction form provided by Broadridge to Beneficial Holders.

“Westport” means Westport Innovations Inc.;

“Westport AIF” means Westport’s amended annual information form dated October 16, 2015 for the year ended December 31, 2014;

“Westport Alternative Proposal” means any proposal or offer from any third party for (or expression by a third party that it is considering or may engage in), whether in one transaction or a series of related transactions: (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Westport or any subsidiaries of Westport (other than CWI) representing 50% or more of the consolidated assets of Westport and the subsidiaries of Westport (other than CWI), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 50% or more of the voting power of Westport or any of the subsidiaries of Westport (other than CWI) whose business constitutes 50% or more of the net revenue, net income or assets of Westport and the subsidiaries of Westport, taken as a whole, (iii) any tender offer or exchange offer in which any person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of 50% or more of the outstanding shares of any class of voting securities of Westport, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Westport in which a third party shall acquire beneficial ownership of 50% or more of the outstanding shares of any class of voting securities of Westport or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that a Westport Alternative Proposal shall not include (x) the Merger or the other transactions contemplated by the Merger Agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Westport or any subsidiary of Westport is a party;

“Westport Board” means the board of directors of Westport;

“Westport Exclusivity Letter” has the meaning ascribed thereto under the heading “The Merger – Background to the Merger”;

“Westport Financial Statements” means Westport’s amended audited consolidated financial statements as at December 31, 2014 and December 31, 2013 and for the years ended December 31, 2014, December 31, 2013 and December 31, 2012, together with the notes thereto, and the auditors’ reports thereon and filed on SEDAR on October 15, 2015, and Westport’s interim consolidated financial statements as at and for the three and nine month periods ended September 30, 2015 and 2014;

“Westport Forecasts” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

“Westport MD&A” means Westport’s amended management’s discussion and analysis of financial condition and results of operations dated October 15, 2015, for the fiscal year ended December 31, 2014 and filed on SEDAR on October 15, 2015, and Westport’s management’s discussion and analysis of financial condition and results of operations dated November 10, 2015, for the three and nine months ended September 30, 2015;

“Westport Options” means options to purchase common shares of Westport pursuant to the Omnibus Plan;

“Westport Shares” means common shares in the capital of Westport;

“Westport Shareholder” means a holder of Westport Shares;

“Westport Tax Attributes” has the meaning ascribed thereto under the heading “The Merger – Fairness Opinion”; and

“Willkie” means Willkie Farr & Gallagher LLP.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Circular is furnished in connection with the solicitation of proxies by the management of Westport for use at the Meeting and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Merger and the issuance of Westport Shares in connection with the Merger, or other matters to be considered at the Meeting, other than those contained in this Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

The information concerning Fuel Systems contained in this Circular has been provided by Fuel Systems. Although Westport has no knowledge that would indicate that any of such information is untrue or incomplete, Westport does not assume any responsibility for the accuracy or completeness of such information or the failure by Fuel Systems to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Westport.

All summaries of and references to, the Merger Agreement and the Merger in this Circular are qualified in their entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix B to this Circular. You are urged to carefully read the full text of the Merger Agreement.

All capitalized terms used in this Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under “Glossary of Terms”. Information contained in this Circular is given as of February 12, 2016, unless otherwise specifically stated. Details of the Merger are set forth under the headings “The Merger”, “Effect of the Merger” and “Procedure for the Merger to Become Effective”. For details of the matters to be considered by the Westport Shareholders at the Meeting, see “Matters to be Considered at the Meeting”.

You should not construe the contents of this Circular as legal or financial advice and should consult with your own professional advisors as to the relevant legal, financial or other matters in connection herewith, or you can contact Laurel Hill, Westport’s proxy solicitation agent, toll-free at 1-877-452-7184 (416-304-0211 collect), or by email at assistance@laurelhill.com.

Currency

Except as otherwise indicated, all dollar amounts indicated in this Circular are expressed in U.S. dollars, The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into U.S. dollars, the average of the exchange rates during each such period and the end-of-period rate, based on the data published by the Bank of Canada. On February 12, 2016, the noon buying rate for one U.S. dollar in Canadian dollars as published by the Bank of Canada was Cdn.$1.3835.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

	Nine Months Ended September 30	Year Ended December 31
	2015	2014	2013	2012
Highest rate during the period	1.3413	1.1643	1.0697	1.0418
Lowest rate during the period	1.1728	1.0614	0.9839	0.9710
Average noon spot rate for the period(1)	1.2600	1.1045	1.0299	0.9996
Rate at the end of the period	1.3394	1.1601	1.0636	0.9949

Note:

(1)	The average of the daily noon buying rates during the period.

Conventions

Certain terms used herein are defined in the “Glossary of Terms”. Unless otherwise indicated, references herein to “$” or “dollars” are to U.S. dollars. All financial information herein has been presented in U.S. dollars in accordance with United States generally accepted accounting principles. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

FORWARD-LOOKING INFORMATION

Certain statements and other information contained in this Circular constitute forward-looking information and forward-looking statements (collectively, “forward-looking statements”). These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

In particular, this Circular contains forward-looking statements pertaining to: the perceived benefits of the Merger; the anticipated Effective Date; the satisfaction of conditions for listing the Westport Shares issuable pursuant to the Merger on NASDAQ and the TSX and the timing thereof; and the anticipated receipt of all required regulatory and securityholder approvals for the Merger.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•	the perceived benefits of the Merger that are based upon a number of facts, including the terms and conditions of the Merger Agreement and current industry, economic and market conditions (see “The Merger – Benefits of and Reasons for the Merger”);

•	certain steps in, and timing of, the Merger and the Effective Date of the Merger that are based upon the terms of the Merger Agreement and advice received from counsel to Westport relating to timing expectations (see “The Merger”); and

•	the listing of the Westport Shares issuable pursuant to the Merger on NASDAQ and the TSX is subject to receipt of all required documentation from NASDAQ and the TSX.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, Westport believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon. These statements speak only as of the date of this Circular.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•	Westport and Fuel Systems may fail to realize the anticipated benefits of the Merger;

•	the conditions to completion of the Merger, including receiving all required regulatory approvals and NASDAQ and TSX approval for the listing of the Westport Shares issuable pursuant to the Merger may not be satisfied or waived which may result in the Merger not being completed;

•	the anticipated Effective Date may be changed or delayed;

•	Westport and Fuel Systems will incur significant costs relating to the Merger, regardless of whether the Merger is completed or is not completed;

•	the Merger Agreement could be terminated by either party under certain circumstances including as a result of a material adverse effect in the other party; and

•	the other risk factors discussed in this Circular (including Appendix E) and in the Westport AIF and Westport MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by law, Westport does not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading “Risk Factors” in this Circular, including “Appendix D – Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger – Risk Factors”, “Appendix E – Information Concerning Fuel Systems Solutions, Inc.” and in the Westport AIF and Westport MD&A. Additional information on these and other factors that could affect the operations or financial results of Westport are included in documents on file with applicable Canadian Securities Administrators and may be accessed on Westport’s issuer profile through the System for Electronic Document Analysis and Retrieval (SEDAR) website (www.sedar.com). Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

INFORMATION FOR BENEFICIAL HOLDERS

The information set forth in this section is of significant importance to many Westport Shareholders, as a substantial number of such Westport Shareholders do not hold Westport Shares in their own name but instead hold their Westport Shares through brokers, financial institutions or other nominees. Westport Shareholders who do not hold their Westport Shares in their own name (referred to in this Circular as “Beneficial Holders”) should note that only proxies deposited by Westport Shareholders whose names appear on the records of the applicable registrar and transfer agent as the registered holders of Westport Shares can be recognized and acted upon at the Meeting. If Westport Shares are listed in an account statement provided to a Westport Shareholder by a broker or other intermediary, then, in almost all cases, those Westport Shares will not be registered in a holder’s name on the records of Westport. Such Westport Shares will more likely be registered in the name of the holder’s broker or an agent of the broker. In the United States, the vast majority of such Westport Shares are registered under the name of Cede & Co., as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, the vast majority of such Westport Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., or CDS, which acts as nominee for many Canadian brokerage firms). Westport Shares held by brokers or their nominees can only be voted (for, withheld or against resolutions) upon instructions of the Beneficial Holder. Without specific instructions, brokers/nominees are prohibited from voting Westport Shares for their clients. Beneficial Holders should therefore ensure that instructions regarding the voting of their Westport Shares are properly communicated to the appropriate person or that the Westport Shares are duly registered in their name well in advance of the Meeting.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of shareholder meetings. Every intermediary/broker has its own mailing procedures and provides its own

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

return instructions which should be carefully followed by Beneficial Holders in order to ensure that their Westport Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Holder by its broker is identical to that provided to a registered shareholder. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form by mail or facsimile. Alternatively, the Beneficial Holder can call a toll-free telephone number or access the Internet to vote the Shares held by the Beneficial Holder. Additionally, Westport may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders who are NOBOs with voting their common shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Westport Shares to be represented at the Meeting. A Beneficial Holder receiving a form of proxy or Voting Instruction Form from their broker or other intermediary (or an agent or nominee of such broker or other intermediary) cannot use that form to vote Westport Shares directly at the Meeting. Voting instructions must be communicated to the broker, intermediary, agent or nominee (in accordance with the instructions provided by it or on its behalf) well in advance of the Meeting in order to have the Westport Shares to which such instructions relate voted at the Meeting.

If you are a Beneficial Holder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Although a Beneficial Holder may not be recognized directly at the Meeting for the purpose of voting Westport Shares registered in the name of its broker or other intermediary, a Beneficial Holder may vote those Westport Shares as a proxyholder for the registered Westport Shareholder. To do this, a Beneficial Holder should enter such Beneficial Holder’s own name in the blank space on the form of proxy provided to the Beneficial Holder and return the document to such Beneficial Holder’s broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

Westport is not using “notice-and-access” to send its proxy-related materials to Westport Shareholders, and paper copies of such materials will be sent to all Westport Shareholders. Westport intends to pay for the costs of an intermediary to deliver to objecting Beneficial Holders the proxy-related materials.

These securityholder materials are being sent to both registered and non-registered owners of Westport Shares.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Circular.

The Merger

On September 1, 2015, Westport entered into the Merger Agreement, a redacted copy of which is attached as Appendix B to this Circular, with Merger Sub and Fuel Systems. Pursuant to the Merger Agreement, up to 39,450,000 Westport Shares (approximately 53.6% of the Westport Shares currently issued and outstanding (on a fully diluted basis), or 61.3% of the Westport Shares currently issued and outstanding (on an undiluted basis)) may be issued to holders of Fuel Systems Stock (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger). As at February 12, 2016, there are 73,603,895 Westport Shares outstanding (on a fully diluted basis) and 64,409,637 Westport Shares outstanding (on an undiluted basis). See “The Merger – Effect of the Merger”.

The Meeting

The Meeting will be held at 2:00 p.m. (Pacific time) on March 18, 2016, at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia, for the purposes set forth in the accompanying Notice of Special Meeting of Westport Shareholders.

The business to be conducted at the Meeting will include:

1.	to consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set forth in Appendix A to this Information Circular, approving the issuance of such number of Westport Shares to Fuel Systems Stockholders as is required pursuant to the Merger Agreement by and among Westport, Merger Sub and Fuel Systems (the “Merger Resolution”);

2.	subject to the approval of the Merger Resolution, to consider and, if deemed advisable, to pass an ordinary resolution to approve: (i) the terms of the options to purchase common shares of Westport to be granted to holders of all outstanding in-the-money Fuel Systems Options, in connection with the assumption by Westport of the Fuel Systems Options and in accordance with the terms of the Merger Agreement, as more particularly described under “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; (ii) the terms of the restricted stock units of Westport to be granted to holders of all outstanding Fuel Systems RSUs, in connection with the assumption by Westport of the Fuel Systems RSUs and in accordance with the terms of the Merger Agreement, as more particularly described under “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; (iii) the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems Restricted Stock, in connection with the assumption by Westport of the Fuel Systems Restricted Stock and in accordance with the terms of the Merger Agreement, as more particularly described under “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular; and (iv) an increase in the number of Westport Shares reserved for issuance pursuant to awards available for grant under the Omnibus Plan by such number as is required in connection with the assumption of the Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock pursuant to the Merger Agreement, as more particularly described under “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” in the Information Circular;

3.	subject to the approval of the Merger Resolution, to consider and, if deemed advisable, to pass a special resolution to amend Westport’s Articles of Incorporation to change the name of Westport from “Westport Innovations Inc.” to “Westport Fuel Systems Inc.”, as more particularly described under “Matters to be Considered at the Meeting – Name Change Resolution” in this Information Circular; and

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

See “The Merger” and “Matters to be Considered at the Meeting”.

Background to the Merger

The Circular contains a summary of the events leading up to the negotiation of the Merger Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Merger Agreement. See “The Merger – Background to the Merger”.

Reasons for and Benefits of the Merger

On August 31, 2015, the Westport Board unanimously determined that the Merger Agreement and the transactions contemplated thereby are advisable and in the best interests of Westport and the Westport Shareholders.

In the course of their due diligence and evaluation of the Merger Agreement and the Merger, the Westport Board consulted Westport’s executive management team and legal counsel as well as its financial advisor, Rothschild. The Westport Board also reviewed a significant amount of information and considered a number of factors related to the Merger, and believes that the Merger will provide Westport and the Westport Shareholders with a number of benefits. For a more complete discussion of these benefits, see “The Merger – Benefits of and Reasons for the Merger”.

Recommendation of the Westport Board

The Westport Board has unanimously determined that the Merger is in the best interests of Westport and has unanimously approved the Merger and the entering into of the Merger Agreement and unanimously recommends that Westport Shareholders vote in favour of the Merger Resolution. See “The Merger – Recommendation of the Board”.

Fairness Opinion

Pursuant to an engagement letter dated March 2, 2015, Westport engaged Rothschild as its financial advisor with respect to a potential business combination with Fuel Systems and to render an opinion, if requested, addressed to the Westport Board, in its capacity as such, with respect to fairness, from a financial point of view, to Westport of the Exchange Ratio.

On August 31, 2015, Rothschild delivered the Fairness Opinion to the effect that, as of the date of the Fairness Opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Westport. The full text of the Fairness Opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Appendix F to this Circular. See “The Merger – Fairness Opinion” and “Appendix F – Fairness Opinion of Rothschild Inc.”

Effect of the Merger

General

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, upon completion of the Merger, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and as a direct, wholly owned subsidiary of Westport.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Consideration to be Received in the Merger by Fuel Systems Stockholders

In the Merger, each share of Fuel Systems Stock that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 2.129 Westport Shares. The Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing, however, the Exchange Ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to Westport Shares or shares of Fuel Systems Stock with a record date prior to completion of the Merger as well as certain other dilutive issuances by Westport. No fractional Westport Shares will be issued in connection with the Merger, and holders will receive cash in lieu thereof. For a more complete description of the Merger Consideration, see “Effect of the Merger – The Merger Agreement – Terms of the Merger Agreement.”

Treatment of Fuel Systems Stock Options and Other Stock-based Awards

Fuel Systems Stock Options. Upon completion of the Merger, each outstanding in-the-money Fuel Systems Option (whether or not then vested or exercisable) will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such Fuel Systems Options prior to the completion of the Merger, except that (i) each such in-the-money Fuel Systems Option will be exercisable for that number of Westport Shares equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems Stock subject to such in-the-money Fuel Systems Option immediately prior to the completion of the Merger and 2.129, and (ii) the per share exercise price for Westport Shares issuable upon exercise of such assumed in-the-money Fuel Systems Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each share of Fuel Systems Stock at which such assumed in-the-money Fuel Systems Option was exercisable immediately prior to the completion of the Merger by 2.129. Any outstanding Fuel Systems Option that has an exercise price per share of Fuel Systems Stock greater than or equal to the per share dollar value of the Merger Consideration will automatically be cancelled and forfeited for no consideration immediately prior to the completion of the Merger and all rights with respect to such Fuel Systems Option will terminate.

Fuel Systems RSUs. Upon completion of the Merger, each outstanding Fuel Systems RSU will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the Merger, except that each Fuel Systems RSU will be converted into a number of RSUs of Westport (convertible into Westport Shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems Stock subject to such Fuel Systems RSU immediately prior to the completion of the Merger multiplied by 2.129.

Fuel Systems Restricted Stock. Upon completion of the Merger, each outstanding share of Fuel Systems Restricted Stock will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the Merger, except that each such share of Fuel Systems Restricted Stock will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems Restricted Stock immediately prior to the closing of the Merger multiplied by 2.129.

Until the restricted stock being assumed by Westport vests, holders of such restricted stock will have none of the powers, preferences, and rights of a holder of Westport Shares with respect to such restricted stock, including the rights to vote and receive dividends on such restricted stock.

Fuel Systems Phantom Shares. Upon completion of the Merger, each outstanding Fuel Systems Phantom Share will become fully vested and all restrictions will lapse and each such Fuel Systems Phantom Share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems Stock subject to the Fuel Systems Phantom Share multiplied by (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for the Fuel Systems Phantom Share. Any outstanding Fuel Systems Phantom Share that has an exercise price per share of Fuel Systems Stock greater than or equal to the per share dollar value of the Merger Consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such Fuel Systems Phantom Share will terminate.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

For a more complete discussion of the treatment of Fuel Systems Options and other stock-based awards, see “Effect of the Merger – The Merger Agreement – Treatment of Fuel Systems Stock Options and Other Equity-based Awards”.

Board of Directors and Executive Officers After Completion of the Merger

Upon completion of the Merger, the board of directors of the combined company will consist of ten directors, including current Westport directors Warren J. Baker, Joseph P. Caron, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horváth and Gottfried (Guff) Muench, and current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston. The current executive officers of Westport are expected to continue serving as executive officers of the combined company.

Upon completion of the Merger, the headquarters of the combined company will remain in Vancouver, Canada.

See “Effect of the Merger – The Merger Agreement – Other Covenants and Agreements – Governance Matters” and “Appendix D – Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger – Officers and Directors of Westport”.

Details of the Merger

The Merger Agreement

The following is a summary only of the Merger Agreement and reference should be made to the full text of the redacted Merger Agreement set forth in Appendix B to this Circular.

Conditions to Completion of the Merger

Westport and Fuel Systems expect to complete the Merger after all of the conditions to the Merger in the Merger Agreement are satisfied or waived, including after Westport and Fuel Systems receive all required regulatory approvals, after Fuel Systems receives stockholder approval at its special meeting and after Westport receives shareholder approval at the Meeting. The parties currently expect to complete the Merger following the Fuel Systems and Westport special meetings. However, it is possible that factors outside of each company’s control could require them to complete the Merger at a later time or not to complete it at all.

The obligations of Westport and Fuel Systems to complete the Merger are each subject to the satisfaction (or waiver by all parties) of the following conditions:

•	approval of the Merger Proposal by not less than a majority of all outstanding common stock of Fuel Systems;

•	the affirmative vote of the majority of the total votes cast by Westport Shareholders to approve the Merger Resolution;

•	the absence of any law, order, judgment or injunction prohibiting consummation of the Merger;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the Merger under the HSR Act, and any required consent or expiration of any waiting period under certain foreign Antitrust Laws;

•	effectiveness of the Registration Statement under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	authorization of the new Westport Shares deliverable to the Fuel Systems Stockholders for listing on NASDAQ, subject to official notice of issuance and the TSX, subject to fulfilling all of the listing requirements of the TSX;

•	Westport’s receipt of the TSX’s conditional acceptance in respect of the transactions contemplated by the Merger Agreement;

•	the accuracy of each party’s representation and warranties in the Merger Agreement;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the Merger Agreement;

•	receipt of a certificate signed by the chief executive officer or another senior officer of the other party, dated as of the Closing Date, certifying that the two preceding conditions have been satisfied; and

•	absence of any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a material adverse effect with respect to Fuel Systems or Westport since the date of the Merger Agreement.

Unless required by law, the conditions set forth in the Merger Agreement may be waived by Westport or Fuel Systems, subject to the agreement of the other party in certain circumstances. For a more complete discussion of the conditions to the Merger, see “Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger”.

No Solicitation of Other Offers

Pursuant to the Merger Agreement, Fuel Systems has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives will, and Fuel Systems has agreed that it will use its reasonable best efforts to ensure that any other representatives of Fuel Systems or its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Fuel Systems Alternative Proposal;

•	engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any third party in connection with a Fuel Systems Alternative Proposal;

•	approve or recommend any Fuel Systems Alternative Proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar definitive agreement, providing for or relating to a Fuel Systems Alternative Proposal (other than a confidentiality agreement that contains terms no less restrictive than those contained in the confidentiality agreement with Westport); or

•	propose or agree to do any of the foregoing.

The Merger Agreement does not, however, prohibit Fuel Systems from considering an unsolicited alternative proposal from a third party if certain specified conditions are met. For a discussion of the prohibition on solicitation of acquisition proposals from third parties, see “Effect of the Merger – The Merger Agreement – No Solicitations of Other Offers”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Termination of the Merger Agreement

Generally, the Merger Agreement may be terminated prior to the closing of the Merger, whether before or after the required Fuel Systems Stockholder approval is obtained (except as specified below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Westport or Fuel Systems if:

•	the closing of the Merger has not occurred on or before the Outside Date, subject to an extension to August 31, 2016 if regulatory approvals have not been obtained;

•	there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the Merger;

•	Fuel Systems’ stockholders fail to approve the Merger Proposal at a duly convened meeting; or

•	Westport’s shareholders fail to approve the issuance of the Merger Consideration and the assumption by Westport of Fuel Systems RSUs and Fuel Systems Restricted Stock at a duly convened meeting;

•	by Fuel Systems, if:

•	Westport or Merger Sub has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the Merger Agreement, and such breach cannot be cured by the Outside Date or has not been cured by Westport within 20 days after receiving written notice of such breach;

•	Fuel Systems is terminating the Merger Agreement to enter into a definitive agreement relating to a superior proposal in accordance with the terms of the Merger Agreement; or

•	the Westport Board authorizes, approves or recommends entry into a written agreement, or consummates a transaction relating to a Westport Alternative Proposal;

•	by Westport, if:

•	Fuel Systems has breached in any material respect any of its representations, warranties, covenants, or agreements contained in the Merger Agreement, and such breach cannot be cured by the Outside Date or has not been cured by Fuel Systems within 20 days after receiving written notice of such breach;

•	the Fuel Systems Board makes a Change in Recommendation;

•	Fuel Systems’, or any of its subsidiaries’, respective officers, directors or representatives, materially and willfully breaches its obligations contained in the “no-shop” provision contained in the Merger Agreement relating to alternative acquisition proposals; or

•	Fuel Systems or any of its subsidiaries or the Fuel Systems Board approves, recommends, adopts or enters into, or publicly announces its intention to approve, recommend, adopt or enter into, an agreement relating to a Fuel Systems Alternative Proposal.

The Merger Agreement provides that, upon a termination of the Merger Agreement under specified circumstances, Fuel Systems or Westport may be required to pay a termination fee of $5.5 million. See “Effect of the Merger – The Merger Agreement – Termination of the Merger Agreement” and “The Merger Agreement—Effect of Termination; Termination Fees”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

This Circular contains a summary of certain provisions of the Merger Agreement and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached as Appendix B to this Circular. See “Effect of the Merger – The Merger Agreement”.

Procedure for the Merger to Become Effective

Procedural Steps

The Merger is to be effected in accordance with the terms and conditions of the Merger Agreement and the laws of the State of Delaware. The following procedural steps must be taken in order for the Merger to become effective:

(a)	the issuance of the Merger Consideration must be approved by Westport Shareholders at the Meeting;

(b)	the Merger Proposal must be approved by Fuel Systems Stockholders;

(c)	all conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Certificate of Merger must be filed with the Secretary of State of the State of Delaware.

Westport Shareholder Approval

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer’s outstanding securities on a non-diluted basis in connection with an acquisition, while NASDAQ requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 20% or more of the issuer’s outstanding securities. The Merger is expected to result in the issuance of a number of Westport Shares equal to approximately 59.8% of the 64,409,637 currently issued and outstanding Westport Shares, resulting in the current Westport Shareholders and current Fuel Systems Stockholders holding approximately 62.6% and 37.4%, respectively, of the issued and outstanding Westport Shares following completion of the Merger (assuming 38,522,219 Westport Shares are issued, or made issuable, in connection with the closing of the Merger). However, in no event shall the number of Westport Shares issued in connection with the Merger exceed approximately 61.3% of the 64,409,637 currently issued and outstanding Westport Shares (assuming 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger)). Therefore, the issuance of the Merger Consideration must be approved by a majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting.

See “Procedure for the Merger to Become Effective – Shareholder Approval” and “Matters to be Considered at the Meeting”.

Regulatory Approvals

The Merger Agreement provides that receipt of all required regulatory approvals is a condition precedent to the Merger becoming effective. See “Procedure for the Merger to Become Effective – Regulatory Approvals”.

Timing

Subject to all conditions precedent to the Merger as set forth in the Merger Agreement being satisfied or waived by the appropriate party and receipt of all required regulatory approvals, the Merger will become effective upon filing of the Certificate of Merger. If the Meeting is held and the issuance of the Merger Consideration is approved as required by the Merger Agreement and all other conditions specified in the Merger Agreement are satisfied or waived, Westport and Fuel Systems expect to complete the Merger following the Fuel Systems and Westport

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

special meetings. It is not possible, however, to state with certainty when the Effective Date will occur. Additionally, the Effective Date could be delayed for a number of reasons, including a delay in receiving the required regulatory approvals. See “Procedure for the Merger to Become Effective – Timing”.

Stock Exchange Listings

Westport is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the United States. The Westport Shares are listed and posted for trading on NASDAQ under the symbol “WPRT” and on the TSX under the symbol “WPT”.

On August 31, 2015, the last trading day on which the Westport Shares traded prior to announcement of the Merger, the closing price of the Westport Shares was $3.54 on NASDAQ and Cdn.$4.65 on the TSX. On February 12, 2016, the closing price of the Westport common shares was $1.86 on NASDAQ and Cdn.$2.54 on the TSX.

It is a condition to the completion of the Merger that NASDAQ and the TSX shall have conditionally approved the listing of the Westport Shares to be issued to Fuel Systems Stockholders pursuant to the Merger. The TSX has conditionally approved the listing of the Westport Shares to be issued to Fuel Systems stockholders pursuant to the Merger. Listing is subject to Westport fulfilling all of the listing requirements of the TSX and NASDAQ.

Securities Law Matters

Canada

Westport Shares to be issued under the Merger to Fuel Systems Stockholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws. The Westport Shares will generally be freely tradable (other than as a result of any control block restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws. See “Procedure for the Merger to Become Effective – Securities Law Matters – Canada – General”.

United States

The issuance of Westport Shares to Fuel Systems Stockholders in exchange for their Fuel Systems Stock under the Merger will be registered under the Securities Act on Form F-4. All Westport Shares issued to Fuel Systems Stockholders in the Merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Westport Shares received by any Fuel Systems Stockholder who becomes an “affiliate” of Westport after completion of the Merger (such as Fuel Systems directors or executive officers who become directors or executive officers of Westport after the Merger). This Circular does not cover resales of Westport Shares received by any person upon completion of the Merger, and no person is authorized to make any use of this Circular in connection with any resale.

The solicitation of proxies by means of this Circular for the Meeting and the transactions contemplated in this Circular are not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, the solicitations of proxies and transactions contemplated in this Circular are made in the United States for securities in accordance with Canadian corporate laws and Canadian securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

See “Procedure for the Merger to Become Effective – Securities Law Matters – United States – General”.

Selected Unaudited Pro Forma Financial Information for Westport

The Circular contains certain unaudited pro forma financial information for Westport after giving effect to the Merger for the year ended December 31, 2014 and the nine month period ended September 30, 2015. Such information should be read in conjunction with the unaudited pro forma consolidated financial information of Westport for the year ended December 31, 2014 and the nine month period ended September 30, 2015, including the notes thereto, attached as Appendix C to this Circular. Reference should also be made to the Westport Financial

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Statements, which are available under Westport’s profile on SEDAR at www.sedar.com, and the Fuel Systems Financial Statements included in Appendix E to this Information Circular. See “Appendix D – Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger”.

Risk Factors

Westport Shareholders voting in favour of the Merger Resolution will be choosing to combine the businesses of Westport and Fuel Systems, which involves risks.

The following is a list of certain risk factors associated with the Merger which Westport Shareholders should carefully consider before approving the Merger Resolution:

•	the Merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all;

•	uncertainties associated with the Merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operation following the Merger;

•	the expected benefits of the Merger may not be realized;

•	Westport’s future results following the Merger may differ materially from the unaudited pro forma financial information included in this Circular; and

•	the Merger may result in a loss of customers, clients and strategic alliances.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere In this Circular. See “Appendix D – Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger – Risk Factors”. Westport Shareholders should carefully consider all such risk factors, including those contained in “Appendix E – Information Concerning Fuel Systems Solutions, Inc.”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

THE MERGER

Background to the Merger

The following is a summary of events leading up to the execution of the Merger Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Merger Agreement.

Beginning in early 2014, the Fuel Systems Board began to develop a strategic plan and discuss the potential engagement of a third party consultant to assist Fuel Systems in enhancing value for its stockholders. On September 16, 2014, Fuel Systems engaged J.P. Morgan to assist Fuel Systems in its strategic and financial analysis and engaged a third party consultant to assist in continuing to develop a strategic plan for the company.

On November 14, 2014, at a telephonic meeting of the Fuel Systems strategic oversight committee (the “Strategy Committee”), J.P. Morgan discussed available strategic options, and the Strategy Committee determined to recommend that J.P. Morgan be instructed to make initial contact with a select group of potential interested parties, subject to customary nondisclosure agreements, to further explore, evaluate and gather information regarding the various alternatives available to Fuel Systems. This initial targeted group included Westport.

Later in the week of November 17, 2014 and continuing through the week of November 24, 2014, J.P. Morgan made initial contact with the representatives of Westport. Within the previous year, Westport had communicated with Fuel Systems about a possible strategic transaction with Fuel Systems, but specific terms, including price, were not discussed.

Throughout late 2014 and early 2015, the Fuel Systems Board, the Strategy Committee and J.P. Morgan reviewed and considered various strategic alternatives for Fuel Systems.

On February 27, 2015, Rothschild contacted J.P. Morgan on behalf of Westport and indicated that Westport would potentially be interested in a stock-for-stock merger.

As of March 2, 2015, Westport formally engaged Rothschild as its exclusive financial advisor with respect to a potential transaction with Fuel Systems.

On March 16, 2015, Fuel Systems entered into a confidentiality agreement with Westport, and provided Westport with a detailed overview of Fuel Systems.

On March 24, 2015, representatives of Rothschild, on behalf of Westport, provided a preliminary indication of interest to J.P. Morgan proposing a stock-for-stock transaction valued at prevailing market prices.

In May 2015, Fuel Systems granted Westport access to Fuel Systems’ electronic data room, and Westport and its representatives began to conduct a preliminary due diligence review of Fuel Systems.

During the week of May 11, 2015, members of Fuel Systems’ senior management, representatives of J.P. Morgan and Fuel Systems’ legal advisors held a meeting with Westport, representatives of Rothschild and Westport’s legal advisors, at which Fuel Systems’ and its advisors gave a management presentation to Westport, and Westport provided a reciprocal management presentation to Fuel Systems.

On May 21, 2015, Westport provided a revised indication of interest to J.P. Morgan, reiterating its proposal for an all-stock merger transaction. Under the revised Westport proposal, existing Fuel Systems Stockholders and Westport Shareholders would own approximately 30% and 70%, respectively, of the combined company. The combined company would remain incorporated in Canada and its equity would be dual listed on NASDAQ and the TSX.

On June 9, 2015, certain members of Fuel Systems’ management and J.P. Morgan met with certain members of Westport’s management in Vancouver, B.C., to further diligence Westport’s financial projections, joint ventures, cost reduction initiatives and certain Westport development programs.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

On June 12, 2015, members of Fuel Systems’ management and J.P. Morgan met with members of Westport management in Cherasco, Italy, to provide a tour of Fuel Systems’ Cherasco facilities as well as to further diligence Fuel Systems’ operations. Based upon these meetings and as a result of further diligence on Fuel Systems, Westport provided a revised indication of interest later in the day, with a fixed exchange ratio reflecting a 10.0-12.5% premium to Fuel Systems’ stock price the day before the announcement of the Merger, subject to a collar.

On June 29, 2015, the Westport Board met and Mr. Demers provided an update regarding the status of the proposed Merger and various related strategic options.

On July 10, 2015, Mr. Becker held a telephonic conversation with Mr. Demers, during which Mr. Demers indicated he was of the belief that a potential transaction between Fuel Systems and Westport made sense for both companies and was committed to pursuing the potential transaction aggressively to see if there could be a meeting of the minds. Mr. Demers also indicated his requirement that Fuel Systems and Westport enter into an exclusivity letter for a limited period of time in order to continue to evaluate a potential transaction and negotiate a definitive agreement.

On July 14, 2015, Fuel Systems and Westport executed an exclusivity letter (the “Westport Exclusivity Letter”), which, among other things, provided for Fuel Systems to engage in exclusive negotiations with Westport regarding the merger of Fuel Systems and Westport until August 12, 2015.

On July 24, 2015, the Board met to discuss the status of the proposed Merger, potential deal structure, rationale behind the proposed Merger and potential synergies.

From late July 2015 until the end of August 2015, the parties worked to complete their due diligence reviews and negotiate the definitive transaction documentation. During this time, Fuel Systems’ and Westport’s management and advisors periodically updated their respective boards of directors regarding the status of due diligence and negotiations.

On July 30, 2015, certain members of both parties’ boards of directors, including Mr. Hodge, Dr. Horvath, and Mr. Demers from Westport, and Mr. Becker, Mr. Clarke and Mr. Di Toro from Fuel Systems, met in Chicago to discuss the timing of the transaction, post-merger governance and board composition of the combined company, questions regarding Westport’s strategy for cash management and capital options, and issues surrounding personnel retention and transition and to review certain technologies under development, including Westport’s HPDI technology.

On July 31, 2015, certain members of both parties’ management, including Mr. Demers, Ms. Gougarty, Mr. Achuthan and Mr. Grando from Westport and Mr. Costamagna, Mr. Alghisi, Mr. Bersani, and Mr. Fissore from Fuel Systems, as well as representatives from Willkie, Westport’s outside counsel, and Skadden, counsel to the Strategy Committee and the Fuel Systems Board, met in Chicago to discuss timing considerations surrounding the transaction, potential cost-savings and synergies resulting from a potential merger, a high level overview of research and development activities, staffing at certain locations and retention of key employees, and Cherasco automotive headquarters, among other items. The parties agreed to work diligently on both completing their respective due diligence investigations and a draft of the Merger Agreement.

On August 12, 2015, Fuel Systems and Westport executed an extension of the Westport Exclusivity Letter, which provided for an extension for Fuel Systems to engage in exclusive negotiations with Westport regarding the proposed Merger until August 30, 2015.

Between August 12, 2015 and September 1, 2015, Fuel Systems and representatives of Skadden continued to negotiate the terms of the Merger Agreement with Westport and representatives of Willkie.

On August 31, 2015, the Westport Board held a telephonic meeting with its legal and financial advisors to review the terms of the proposed Merger and related matters. At that meeting, the Westport Board reviewed the detailed terms and conditions of the Merger Agreement. Rothschild delivered its oral fairness opinion, followed with a written opinion, to the effect that, as of August 31, 2015, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Westport.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

After duly considering the financial aspects and various other considerations relating to the proposed transaction, including, without limitation, the terms and conditions of the proposed Merger Agreement and the Westport Board’s fiduciary duties, the Westport Board determined that the Merger was in the best interests of Westport, approved the Merger and the entering into of the Merger Agreement, and resolved to recommend that Westport shareholders vote in favour of the Merger by voting in favour of the issuance of the Merger Consideration.

On September 1, 2015, the parties executed the Merger Agreement, and, shortly after the opening of the financial markets on September 1, 2015, Fuel Systems and Westport issued a joint press release publicly announcing the execution of the Merger Agreement and the details of the proposed Merger.

Benefits of and Reasons for the Merger

In the course of their due diligence and evaluation of the Merger Agreement and the Merger, the Westport Board consulted Westport’s executive management team and legal counsel as well as its financial advisor, Rothschild. The Westport Board also reviewed a significant amount of information and considered a number of factors related to the Merger, and believes that the Merger will provide Westport and the Westport Shareholders with a number of benefits, including but not limited to:

•	The combined company will have a broad global reach, with increased scale and product diversity enhancing the ability to serve some of the world’s largest and fastest growing markets through an enhanced geographic footprint, greater product diversity, and a distribution network spanning 70 countries.

•	The Merger would combine Westport’s development expertise in medium- and heavy-duty and high horsepower applications with Fuel Systems’ core focus and development efforts in automotive and industrial applications. Together, the combined technological expertise and future product development will span passenger cars to heavy-duty trucks to locomotives and from marine applications to stationary power.

•	Westport and Fuel Systems will combine their industry experience and complementary portfolio of products and technologies, resulting in a comprehensive solutions offering across light- and heavy-duty transportation applications and industrial-focused applications. The complementary customer bases and communities will be served with a combined asset base and facilities strategically located across five continents and a shared commitment to providing exceptional products, service and related solutions.

•	The Merger will broaden the combined company’s OEM relationships, bringing together the long standing relationships with several key global OEMs of Fuel Systems and Westport.

•	The combined company is expected to have a strengthened track record of product development as a result of the Merger, and benefit from capital-efficient and optimized research and development programs and a highly skilled employee base. The combined company is anticipated to be well positioned to create a stronger innovation platform to invest in developing new products and new technologies, and to be positioned to fuel future growth better than either company on a standalone basis.

•	The combined company will benefit from the combination of Westport and Fuel Systems intellectual property portfolios.

•	The combined company is anticipated to generate substantial synergies, including reductions in corporate management costs, manufacturing costs and operating expenses.

•	The combined company will also benefit from a strengthened balance sheet and enhanced liquidity and will be positioned for continued investment and long-term financial stability.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Recommendation of the Board

The Board has unanimously determined that the Merger is in the best interests of Westport and has unanimously approved the Merger and the entering into of the Merger Agreement and unanimously recommends that Westport Shareholders vote in favour of the Merger Resolution.

Fairness Opinion

Pursuant to an engagement letter dated March 2, 2015, Westport engaged Rothschild as its financial advisor with respect to a potential business combination with Fuel Systems and to render an opinion, if requested, addressed to the Westport Board, in its capacity as such (the “Fairness Opinion”), with respect to fairness, from a financial point of view, to Westport of the Exchange Ratio.

On August 31, 2015, Rothschild delivered the Fairness Opinion to the effect that, as of the date of the Fairness Opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to Westport.

The full text of the Fairness Opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Appendix F to this Circular. We encourage Westport Shareholders to read the Fairness Opinion carefully and in its entirety. The Fairness Opinion was provided for the benefit of the Westport Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Merger. The Fairness Opinion did not constitute a recommendation to the Westport Board or the board of directors of Fuel Systems as to whether to approve the Merger. Neither the Fairness Opinion nor the references to the Fairness Opinion set forth in this Circular are intended to be, and they do not constitute, advice or a recommendation to any Westport Shareholder or holder of Fuel Systems common stock as to how such Westport Shareholder or holder of Fuel Systems common stock should vote or otherwise act with respect to the Merger or any other matter. In addition, Westport did not ask Rothschild to address, and the Fairness Opinion did not address, (i) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Westport or Fuel Systems or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Westport, Fuel Systems, or any class of such persons, whether relative to the Exchange Ratio pursuant to the Merger Agreement or otherwise.

The Fairness Opinion was necessarily based on securities market, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Westport and Fuel Systems as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussion with the management of Westport and Fuel Systems. The Fairness Opinion expressed no opinion as to the price at which Fuel Systems Stock or Westport Shares will trade at any future time. The Fairness Opinion is limited to the fairness, from a financial point of view, to Westport, of the Exchange Ratio pursuant to the Merger Agreement as of the date of the Fairness Opinion and Rothschild expresses no opinion as to any underlying decision which Westport may make to engage in the Merger or any alternative transaction. Rothschild does not express any opinion as to the relative merits of the Merger as compared to any alternative transaction. Rothschild has not been asked to, nor does it, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly set forth in the Fairness Opinion, of the Merger Agreement or the Merger.

In arriving at its opinion, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to it by Westport, Fuel Systems, their respective associates, affiliates and advisors, or otherwise reviewed by or for Rothschild, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of Westport or Fuel Systems, nor were any such valuations or appraisals provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of Westport or Fuel Systems under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of Westport or Fuel Systems. For purposes of the Fairness Opinion, Rothschild used and relied upon (i) certain internal financial and operating information with

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

respect to the business, operations and prospects of Fuel Systems furnished to or discussed with Rothschild by the management of Fuel Systems, including certain financial forecasts relating to Fuel Systems prepared by the management of Fuel Systems, as reviewed and approved for Rothschild’s use by Westport (the “Fuel Systems Forecasts”); (ii) certain internal financial and operating information with respect to the business, operations and prospects of Westport furnished to or discussed with Rothschild by the management of Westport, including certain financial forecasts relating to Westport prepared by the management of Westport (the “Westport Forecasts”); (iii) certain estimates as to the amount and timing of net cost synergies anticipated by the management Westport to result from the Merger (the “Cost Synergies”) and (iv) certain estimates as to the amount and timing of tax attributes anticipated by the management of Westport to be realized and utilized by Westport on a standalone basis (the “Westport Tax Attributes”), the amount and timing of tax attributes anticipated by the management of Fuel Systems to be realized and utilized by Fuel Systems on a standalone basis, as reviewed and approved for Rothschild’s use by the management of Westport (the “Fuel Systems Tax Attributes”), and the amount and timing of tax attributes anticipated by the management of Westport to be realized and utilized by Westport on a pro forma basis assuming the Merger is consummated (the “Pro Forma Tax Attributes” and, together with the Westport Tax Attributes and the Fuel Systems Tax Attributes, collectively, the “Tax Attributes”). In relying on the Fuel Systems Forecasts, the Westport Forecasts, the Cost Synergies and the Tax Attributes, Rothschild assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by Westport’s management as to the expected future results of operations and financial condition of Fuel Systems, Westport and the other matters covered thereby. Rothschild relied on the assessments of the management of Westport as to Fuel Systems’ ability to achieve the Fuel Systems Forecasts and the Fuel Systems Tax Attributes and Westport’s ability to achieve the Cost Synergies, the Westport Tax Attributes and the Pro Forma Tax Attributes and Rothschild was advised by Westport, and assumed, that the Fuel Systems Forecasts, the Cost Synergies and the Pro Forma Tax Attributes will be realized in the amounts and at the times projected. Rothschild expresses no view as to the reasonableness of the Company Forecasts, the Fuel Systems Forecasts, the Cost Synergies and the Tax Attributes and the assumptions on which they are based.

Rothschild assumed that the transactions contemplated by the Merger Agreement would be consummated as contemplated in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Merger Agreement and that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering its opinion, Rothschild assumed that there did not occur any material change in the assets, financial condition, results of operations, business or prospects of Westport or Fuel Systems since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to Westport and Fuel Systems, respectively, made available to Rothschild, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. In addition, for purposes of its opinion, Rothschild assumed that Westport will not enter into any agreement or commitment or take any other action that would result in any adjustment to the Exchange Ratio of the type contemplated by Schedule 3.2 to the Merger Agreement. Rothschild did not express any opinion as to any tax or other consequences that may result from the Merger, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by Westport and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that is pending or may be brought against Westport, Fuel Systems or any of their respective affiliates.

Rothschild’s opinion and analyses were only one of many factors considered by the Westport Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Westport Board or management with respect to the Exchange Ratio, the Merger or any related transactions.

Under the terms of its engagement, Rothschild is entitled to a fee for its services, a portion of which fee became payable to Rothschild upon the delivery of the Fairness Opinion (regardless of the conclusion reached therein) and the remaining portion of which is contingent upon the consummation of the Merger. Westport has also agreed to reimburse Rothschild for certain of its expenses and to indemnify Rothschild in respect of certain liabilities as may arise out of its engagement.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

As noted in the Fairness Opinion, as of the date of the Fairness Opinion, Rothschild or its affiliates were providing financial advisory services to Westport unrelated to the Merger. In addition, Rothschild and its affiliates may in the future provide financial services to Westport, Fuel Systems and/or their respective affiliates in the ordinary course of its businesses from time to time and may receive fees for the rendering of such services.

EFFECT OF THE MERGER

General

Subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, upon completion of the Merger, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving entity and a direct, wholly owned subsidiary of Westport.

Consideration to be Received in the Merger by Fuel Systems Stockholders

In the Merger, each share of Fuel Systems Stock that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 2.129 Westport Shares. The Exchange Ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing, however, the Exchange Ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to Westport Shares or shares of Fuel Systems Stock with a record date prior to completion of the Merger as well as certain other dilutive issuances by Westport. No fractional Westport Shares will be issued in connection with the Merger, and holders will receive cash in lieu thereof.

Treatment of Fuel Systems Stock Options and Other Stock-based Awards

Fuel Systems Stock Options. Upon completion of the Merger, each outstanding in-the-money Fuel Systems Option (whether or not then vested or exercisable) will automatically vest and become exercisable, and will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions as were applicable to such Fuel Systems Options prior to the completion of the Merger, except that (i) each such in-the-money Fuel Systems Option will be exercisable for that number of Westport Shares equal to the product (rounded down to the nearest whole) of the number of shares of Fuel Systems Stock subject to such in-the-money Fuel Systems Option immediately prior to the completion of the Merger and 2.129, and (ii) the per share exercise price for Westport Shares issuable upon exercise of such assumed in-the-money Fuel Systems Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing the per share exercise price of each share of Fuel Systems Stock at which such assumed in-the-money Fuel Systems Option was exercisable immediately prior to the completion of the Merger by 2.129. Any outstanding Fuel Systems Option that has an exercise price per share of Fuel Systems Stock greater than or equal to the per share dollar value of the Merger Consideration will automatically be cancelled and forfeited for no consideration immediately prior to the completion of the Merger and all rights with respect to such Fuel Systems Option will terminate.

Fuel Systems RSUs. Upon completion of the Merger, each outstanding Fuel Systems RSU will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including vesting terms), as were applicable prior to the completion of the Merger, except that each Fuel Systems RSU will be converted into a number of RSUs of Westport (convertible into Westport Shares on vesting) equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems Stock subject to such Fuel Systems RSU immediately prior to the completion of the Merger multiplied by 2.129.

Fuel Systems Restricted Stock. Upon completion of the Merger, each outstanding share of Fuel Systems Restricted Stock will be assumed by Westport and will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as were applicable immediately prior to the completion of the Merger, except that each such share of Fuel Systems Restricted Stock will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of the number of shares of Fuel Systems Restricted Stock immediately prior to the closing of the Merger multiplied by 2.129.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Until the restricted stock being assumed by Westport vests, holders of such restricted stock will have none of the powers, preferences, and rights of a holder of Westport Shares with respect to such restricted stock, including the rights to vote and receive dividends on such restricted stock.

Fuel Systems Phantom Shares. Upon completion of the Merger, each outstanding Fuel Systems Phantom Share will become fully vested and all restrictions will lapse and each such Fuel Systems Phantom Share will be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Fuel Systems Stock subject to the Fuel Systems Phantom Share multiplied by (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for the Fuel Systems Phantom Share. Any outstanding Fuel Systems Phantom Share that has an exercise price per share of Fuel Systems Stock greater than or equal to the per share dollar value of the Merger Consideration will automatically be cancelled and forfeited for no consideration and all rights with respect to such Fuel Systems Phantom Share will terminate.

Details of the Merger

This section of this Circular describes the material provisions of the Merger Agreement, but does not describe all of the terms of the Merger Agreement and may not contain all of the information about the Merger Agreement that is important to Westport Shareholders. The following is a summary only of the Merger Agreement and reference should be made to the full text of the redacted Merger Agreement set forth in Appendix B to this Circular. You are urged to read the full text of the Merger Agreement because it is the legal document that governs the Merger.

The Merger Agreement and this summary of its terms have been included to provide Westport Shareholders with information regarding the terms of the Merger Agreement. Factual disclosures about Westport, Fuel Systems or any of their respective subsidiaries or affiliates contained in this Circular or their respective public reports filed with the Canadian securities regulatory authorities and/or the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement and described in this summary. The representations, warranties, and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of a specific date. These representations were made solely for the benefit of the parties to the Merger Agreement and may be subject to important qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purpose of allocating risk between parties to the Merger Agreement rather than the purpose of establishing these matters as facts, and may apply standards of materiality in ways that are different from those generally applicable to reports filed with the Canadian securities regulatory authorities and/or the SEC or from what may be viewed as material by investors. These representations do not survive completion of the Merger. For the foregoing reasons, one should not read these representations or any description thereof as characterizations of the actual state of facts or condition of Westport or Fuel Systems, which are disclosed in the other information provided elsewhere in this Circular.

The Merger Agreement

Terms of the Merger Agreement

The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into Fuel Systems, with Fuel Systems continuing as the surviving corporation and a direct, wholly owned subsidiary of Westport. At the completion of the Merger, each share of Fuel Systems Stock issued and outstanding immediately prior to the completion of the Merger, other than treasury shares and shares held by Fuel Systems, Westport or their respective wholly owned subsidiaries, will be converted into the right to receive 2.129 Westport Shares. The Exchange Ratio will be adjusted appropriately to fully reflect the effect of any subdivisions, reclassifications, splits, share distributions, combinations or exchanges of shares of Fuel Systems Stock or Westport Shares. Any shares of Fuel Systems Stock owned directly or indirectly by Fuel Systems or any of its wholly owned subsidiaries or by Westport or any of its wholly-owned subsidiaries as of immediately prior to the completion of the Merger (other than those held in a fiduciary capacity) will be cancelled and will receive no consideration.

Westport will not issue fractional Westport Shares in the Merger. Instead, each holder of Fuel Systems Stock who would otherwise be entitled to receive fractional Westport Shares in the Merger will receive, in lieu thereof, a cash payment, without interest, in an amount equal to such fractional part of a Westport Share multiplied by the volume

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

weighted average price of Westport Shares on NASDAQ for thirty trading days ending on and including, the date of the Merger Agreement, as reported by Bloomberg. The aggregate amount to be paid with respect to fractional shares will be deposited with the Exchange Agent to be held for the benefit of the Fuel Systems Stockholders. For holders of certificates of Fuel Systems Stock, upon surrender of a certificate of Fuel Systems Stock and an executed letter of transmittal according to the steps described below under “– Exchange of Fuel Systems Stock Certificates,” the holder of a certificate shall be entitled to receive the Merger Consideration and any cash in lieu of fractional shares. Holders of book-entry shares will automatically receive Merger Consideration and cash in lieu of fractional shares by check or wire transfer as soon as practicable following the close of business on the Closing Date (and in no event later than two days following).

Westport and the Exchange Agent are entitled to deduct and withhold from any amount payable pursuant to the Merger Agreement to any holder of Fuel Systems Stock, Fuel Systems Options, Fuel Systems RSUs, shares of Fuel Systems Restricted Stock, or Fuel Sytems Phantom Shares such amounts or securities as Westport or the Exchange Agent reasonably deems to be required to deduct and withhold under the Code or any provision of state, local, or foreign tax law, with respect to the making of such payment or issuance.

Westport has agreed to cause the Exchange Agent to invest the cash held by the Exchange Agent as directed by Westport. Further, any portion of such cash held by the Exchange Agent that remains undistributed to the Fuel Systems Stockholders on the first anniversary of the closing of the Merger will be delivered to Westport, and after such delivery, any former Fuel Systems Stockholders who have not complied with the steps described below under “– Exchange of Fuel Systems Stock Certificates” will thereafter look only to the surviving company for the Merger Consideration, any cash in lieu of fractional Westport Shares, or any distributions with respect to Westport Shares, in each case, without any interest thereon.

Exchange of Fuel Systems Stock Certificates

Promptly after the completion of the Merger, the Exchange Agent will mail Fuel Systems Stockholders a letter of transmittal and instructions for use in effecting the surrender of Fuel Systems Stock (including any stock certificates held in certificated form) in exchange for Westport Shares and cash in lieu of any fractional Westport Shares and distributions. When Fuel Systems Stockholders surrender the certificates for cancellation together with letters of transmittal and any other required documents (including in respect of book-entry shares), they will be entitled to receive (a) Westport Shares and (b) a cheque in an amount equal to the aggregate amount of cash that they have the right to receive, if any, including cash payable in lieu of any fractional Westport Shares and cash distributions in respect of Westport Shares.

Holders of Fuel Systems Stock will not receive physical certificates for the Westport Shares they are entitled to receive in the Merger. Rather, they will receive statements indicating book-entry ownership of Westport Shares.

PLEASE DO NOT SUBMIT ANY FUEL SYSTEMS STOCK CERTIFICATES FOR EXCHANGE UNTIL THE TRANSMITTAL INSTRUCTIONS AND LETTER OF TRANSMITTAL ARE RECEIVED FROM THE EXCHANGE AGENT.

If you hold Fuel Systems Stock certificates, you will not be entitled to receive any dividends or other distributions on Westport Shares until the Merger is completed and you have surrendered your Fuel Systems Stock certificates, together with validly completed letters of transmittal and other required documents, in exchange for Westport Shares. If Westport effects any dividend or other distribution on the Westport Shares with a record date occurring after the time the Merger is completed and a payment date before the date you surrender your Fuel Systems Stock certificates, you will receive the dividend or distribution, without interest, with respect to the whole Westport Shares issued to you after you surrender your Fuel Systems Stock certificates, together with validly completed letters of transmittal and other required documents, and the Westport Shares are issued in exchange. If Westport effects any dividend or other distribution on the Westport Shares with a record date after the time the Merger is completed and a payment date after the date you surrender your Fuel Systems Stock certificates, you will receive the dividend or distribution, without interest, on that payment date with respect to the whole Westport Shares issued to you. The Exchange Agent may deduct and withhold amounts required under federal, state or local tax law.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Treatment of Fuel Systems Stock Options and Other Equity-based Awards

Fuel Systems Options.

At the Effective Time, each in-the-money Fuel Systems Option that is outstanding immediately prior to the Effective Time (whether or not then vested or exercisable) will become vested and exercisable and will thereafter be assumed by Westport and otherwise continue to have, and be subject to, the same terms and conditions as were applicable to the Fuel Systems Option immediately prior to the Effective Time, except that, from and after the Effective Time, (i) each such in-the-money option will be exercisable for that number of whole shares of Westport Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Fuel Systems Stock subject to such in-the-money option as of immediately prior to the Effective Time and (y) 2.129 and (ii) the per share exercise price for the Westport Shares issuable upon exercise of such assumed in-the-money options will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Fuel Systems Stock at which such assumed in-the-money option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. Any Fuel Systems Options outstanding as of the Effective Time that have an exercise price per share of Fuel Systems Stock that is greater than or equal to the per share dollar value of the Merger Consideration immediately prior to the Effective Time shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Fuel Systems Option, and all rights with respect to such Fuel Systems Option will terminate as of the Effective Time.

Fuel Systems RSUs.

At the Effective Time, each Fuel Systems RSU that is outstanding immediately prior to the Effective Time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Effective Time, except that, from and after the Effective Time, each such Fuel Systems RSU will be converted into a number of RSUs convertible into that number of Westport Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Fuel Systems Stock subject to the Fuel Systems RSU award as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

Fuel Systems Restricted Stock.

At the Effective Time, each share of Fuel Systems Restricted Stock that is outstanding immediately prior to the Effective Time will be assumed by Westport and will otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the Effective Time, except that, from and after the Effective Time, each share of Fuel Systems Restricted Stock will be converted into a number of restricted shares of Westport equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Fuel Systems Restricted Stock as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

Until the restricted stock being assumed by Westport vests, holders of such restricted stock will have none of the powers, preferences, and rights of a holder of Westport Shares with respect to such restricted stock, including the rights to vote and receive dividends on such restricted stock.

Fuel Systems Phantom Shares.

Each Fuel Systems Phantom Share outstanding immediately prior to the Effective Time will become fully vested and all restrictions with respect thereto will lapse immediately prior to the Effective Time, and each such Fuel Systems Phantom Share will be converted into cash payment equal to the product of (i) the number of shares of Fuel Systems Stock subject to such Fuel Systems Phantom Shares and (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for such Fuel Systems Phantom Shares, and the holders of Fuel Systems Phantom Shares will cease to have any rights with respect thereto, except the right to receive such cash payment. Any Fuel Systems Phantom Shares outstanding as of the Effective Time that have an exercise price per share of Fuel Systems Stock that is greater than or equal to the per share dollar value of the Merger Consideration will automatically be cancelled and forfeited for no consideration without any further action

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

by the holder of such Fuel Systems Phantom Share, and all rights with respect to such Fuel Systems Phantom Share will terminate as of the Effective Time.

Completion of the Merger

Unless Westport and Fuel Systems agree otherwise to another date, the parties are required to complete the Merger no later than the third business day after satisfaction or waiver of all the conditions described under “– Conditions to Completion of the Merger” below. The Merger will be effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such later time as may be specified therein.

Conditions to Completion of the Merger

Each party’s obligation to consummate the Merger is conditioned upon the satisfaction (or waiver by such party) at or prior to the closing of the Merger of each of the following:

•	approval of the Merger Proposal by vote of the holders of a majority of outstanding shares of Fuel Systems Stock;

•	approval of the Merger Resolution by a majority of total votes cast by Westport Shareholders;

•	absence of any law, order, judgment or injunction which has the effect of making the Merger illegal or otherwise restricting, preventing, or prohibiting consummation of the Merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Fuel Systems’ common stock by Westport;

•	termination or expiration of any waiting period (and any extension thereof) applicable to the Merger under the HSR Act;

•	the required consent of the Competition Board of the Turkish Competition Authority;

•	effectiveness of the Registration Statement under the Securities Act and no stop order suspending the effectiveness of the Registration Statement having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

•	authorization of the new Westport Shares deliverable to the holders of shares of Fuel Systems Stock for listing on NASDAQ, subject to official notice of issuance and the TSX, subject to fulfilling all of the listing requirements of the TSX;

•	the receipt of conditional acceptance of the TSX in respect of the Merger transactions;

•	the truth and correctness of certain representations and warranties of the other party as of the date of the Merger Agreement and as of the Closing Date, other than those failures that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party;

•	performance of and compliance with, in all material respects, each and all of the agreements and covenants of the other party required to be performed and complied with by such other party pursuant to the Merger Agreement;

•	receipt of a certificate signed by the chief executive officer or other senior officer of the other party, dated as of the Closing Date, certifying that the two preceding conditions have been satisfied; and

•	absence of any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined below in “– Representations and Warranties”) on the other party.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Representations and Warranties

Each of Westport and Merger Sub, on the one hand, and Fuel Systems, on the other hand, has made representations and warranties with respect to itself and its subsidiaries regarding, among other things:

•	organizational power and good standing, necessary to operate its business as presently being conducted;

•	its organizational documents and the organizational documents of its subsidiaries;

•	capital structure;

•	corporate authority to enter into and perform the Merger Agreement, enforceability of the Merger Agreement, and approval of the Merger Agreement by each party’s board of directors;

•	absence of conflicts with or defaults under organizational documents, other contracts, and applicable laws;

•	required regulatory filings and consents and approvals of governmental entities;

•	no consents or approvals necessary;

•	permits and compliance with laws;

•	SEC filings since January 1, 2013, including financial information contained in the filings, internal controls, and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	accuracy of the information supplied for inclusion in, and compliance with applicable securities laws by, the Registration Statement;

•	the absence of material changes;

•	employee benefit plans;

•	labor and other employment matters;

•	matters with respect to material contracts;

•	litigation matters;

•	environmental matters;

•	intellectual property matters;

•	title to real and personal properties;

•	tax matters;

•	maintenance of insurance policies;

•	receipt of opinion of financial advisor;

•	vote of shareholders required;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	broker, finder or investment banker fees and expenses;

•	no requirement to be registered as an investment company under the Investment Company Act of 1940, as amended;

•	no affiliate transactions; and

•	absence of other representations and warranties.

The Merger Agreement also contains representations and warranties made only by Fuel Systems regarding, among other things:

•	absence of takeover or anti-takeover statutes applicable to the Merger, including restrictions on business combinations contained in Section 203 of the DGCL; and

•	absence of products liability claims or lawsuits, including claims regarding material express and implied warranties and injury to individuals or property.

Additionally, the Merger Agreement contains representations and warranties made only by Westport and Merger Sub regarding, among other things:

•	TSX and the Canadian provincial securities commissions filings since January 1, 2013;

•	sole purpose of and lack of business engagement by Merger Sub; and

•	neither Westport nor Merger Sub, nor any of their respective “affiliates” and “associates,” being or in the past three years having been an “interested stockholder” of Fuel Systems, as defined in Section 203 of the DGCL.

Many of the representations and warranties in the Merger Agreement are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would be material or reasonably be expected to have a material adverse effect). For purposes of the Merger Agreement, a “material adverse effect” means, when used with respect to a party to the Merger Agreement any event, circumstance, change or effect (1) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of such party and its subsidiaries, taken as a whole or (2) that would, or would reasonably be expected to, prevent or materially impair the ability of the relevant party to consummate the Merger before April 30, 2016 (or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent); provided, however, that a material adverse effect will not include any event, circumstance, change or effect to the extent occurring from and after the date of the Merger Agreement and arising out of or resulting from:

•	failure to meet projections or forecasts or any decrease in market price of common stock or common shares;

•	changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates;

•	changes in the legal or regulatory conditions of the geographic regions in which each party and its subsidiaries operate;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	the public announcement of the Merger Agreement, or any transactions contemplated thereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees;

•	for each party, the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Merger Agreement, or the taking of any action at the written request of the other party;

•	earthquakes, hurricanes or other natural disasters; or

•	changes in any laws or generally accepted accounting principles or the interpretations or enforcement thereof;

except that, with respect to bullets two, three, four and eight above, any such change, event, development, circumstance, condition, occurrence or effect will be taken into account if and to the extent it disproportionately affects such party, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any such party’s products or services in general.

Covenants and Agreements

Each of Westport and Fuel Systems has undertaken customary covenants in the Merger Agreement restricting the conduct of its respective business between the date of the Merger Agreement and the completion of the Merger.

In general, Fuel Systems has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the Merger Agreement and the completion of the Merger, Fuel Systems has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain other exceptions specified in the Merger Agreement or set forth in the disclosure letter to the Merger Agreement delivered by Fuel Systems to Westport), without Westport’s written agreement:

•	amend or propose to amend Fuel Systems’ charter or bylaws (or such equivalent organizational or governing documents of any Fuel Systems subsidiary);

•	declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Fuel Systems or any of its subsidiaries;

•	acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

•	sell, pledge, lease, dispose of, abandon, permit to lapse or encumber any material property or assets;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity;

•	make any loans, advances or capital contributions to, or investments in, any other person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, whether pursuant to a Fuel Systems benefit plan or otherwise;

•	materially amend, modify or consent to the termination of any material Fuel Systems contract, or amend, waive, modify or consent to the termination of Fuel Systems’ or any Fuel Systems subsidiary’s material rights thereunder;

•	hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without the payment of any severance or other payment or promote or appoint any person to a position of officer or director of Fuel Systems or any Fuel Systems subsidiary;

•	increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of Fuel Systems or any Fuel Systems subsidiary;

•	accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	establish, adopt, enter into or amend any Fuel Systems benefit plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Fuel Systems benefit plan if it were in existence on the date of the Merger Agreement;

•	forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of Fuel Systems or any Fuel Systems subsidiary;

•	change any actuarial or other assumptions used to calculate funding obligations with respect to any Fuel Systems benefit plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

•	make any material change to its methods of accounting in effect at December 31, 2014;

•	fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ), subject to extensions permitted by law;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	in connection with tax matters: make, change or rescind any election relating to taxes; change a material method of tax accounting, amend any material tax return; settle or compromise any material federal, state, local or foreign income tax liability, audit, claim or assessment, enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund; and take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	enter into any contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) or an affiliate of a Related Person, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

•	waive, release, assign, settle or compromise any action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would: (x) require the payment of monetary damages by Fuel Systems or any Fuel Systems subsidiary after the date of the Merger Agreement of $500,000 per action or $1,000,000 in the aggregate, or (y) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of Fuel Systems and Fuel Systems’ subsidiaries, taken as a whole;

•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	take, or agree in writing or otherwise to take any other action that would prevent Fuel Systems from performing, or cause Fuel Systems not to perform, any of its covenants and agreements under the Merger Agreement;

•	take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the Merger not being satisfied; or

•	authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

In general, Westport has agreed to (i) conduct its and its subsidiaries’ business in the ordinary course and in a manner consistent with past practice in all material respects and (ii) use commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with Fuel Systems and its subsidiaries, and keep available the services of its present officers and key employees.

In addition, between the date of the Merger Agreement and completion of the Merger, Westport has agreed, with respect to itself and its subsidiaries, not to, among other things, undertake any of the following (except as required by law and subject in each case to certain additional exceptions specified in the Merger Agreement or set forth in the disclosure letter to the Merger Agreement delivered by Westport to Fuel Systems) without Fuel Systems’ written agreement:

•	amend or propose to amend Westport’s charter or bylaws (or such equivalent organizational or governing documents of any Westport subsidiary);

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

•	declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

•	issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements;

•	grant, issue, confer, award, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of Westport or any Westport subsidiary;

•	fail to duly and timely file all material reports and other material documents required to be filed with all governmental authorities and other authorities (including NASDAQ and TSX), subject to extensions permitted by law;

•	take, or agree in writing or otherwise to take any other action that would prevent Westport from performing, or cause Westport not to perform, any of its covenants and agreements under the Merger Agreement;

•	take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to closing the Merger not being satisfied;

•	take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•	make, or agree to, an acquisition that would reasonably be expected to prevent, delay or materially impair the ability of Westport or Merger Sub to consummate the Merger;

•	incur, create or assume any indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the indebtedness of any other person or entity (other than a wholly owned subsidiary of Westport); or

•	authorize, or enter into any contract, commitment or arrangement to do any of the foregoing.

No Solicitations of Other Offers

Fuel Systems has agreed that neither it nor its subsidiaries nor any of its or its subsidiaries’ respective officers, directors, employees or other representatives, and Fuel Systems has agreed that it will use its reasonable best efforts to ensure that any other representatives of Fuel Systems or its subsidiaries will not, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Fuel Systems Alternative Proposal;

•	engage in any discussions or negotiations regarding, or furnish to any third party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any third party in connection with a Fuel Systems Alternative Proposal;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	approve or recommend any Fuel Systems Alternative Proposal or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or similar definitive agreement, except an acceptable confidentiality agreement, providing for or relating to a Fuel Systems Alternative Proposal; or

•	propose or agree to do any of the foregoing.

Notwithstanding the restrictions described above, if, at any time prior to approval of the Merger Proposal by Fuel Systems’ stockholders, Fuel Systems receives a bona fide written Fuel Systems Alternative Proposal from a third party made after the date of the Merger Agreement, Fuel Systems may (i) furnish non-public information to such third party (provided that prior to furnishing such information, Fuel Systems receives an executed acceptable confidentiality agreement from the third party and that any non-public information provided to the third party also be provided to Westport and Merger Sub) and (ii) engage in discussions or negotiations with such third party and such third party’s representatives with respect to the Fuel Systems Alternate Proposal if the Fuel Systems Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative proposal constitutes or could reasonably be expected to lead to or result in a Superior Proposal, and the Fuel Systems Board determines in good faith, after consultation with legal counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be inconsistent with the Fuel Systems Board’s fiduciary duties under applicable law.

The Merger Agreement requires Fuel Systems to promptly, and in any event no later than 24 hours after receipt, provide notice to Westport of the receipt of a Fuel Systems Alternative Proposal, any request for nonpublic information relating to Fuel Systems or its subsidiaries by a third party, or any inquiry seeking to have discussions or negotiations regarding any Fuel Systems Alternative Proposal. The required notice must indicate the identity of the third party making the Fuel Systems Alternative Proposal or inquiry and all of the material terms and conditions of any Fuel Systems Alternative Proposal or inquiry. Fuel Systems is also obligated to promptly notify Westport if it enters into discussions or negotiations concerning any Fuel Systems Alternative Proposal or provides nonpublic information or data to any third party in accordance with the above terms. Fuel Systems must also keep Westport informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating to any Fuel Systems Alternative Proposal.

The Merger Agreement also requires Westport to notify Fuel Systems promptly, and in any event no later than 24 hours after receipt of any Westport Alternative Proposal or any request for nonpublic information relating to Westport or its subsidiaries by any third party, or any inquiry from any person seeking to have discussions or negotiations with Westport relating to a possible Westport Alternative Proposal. Such notice must indicate the identity of the third party making the Westport Alternative Proposal or inquiry and the material terms and conditions of any Westport Alternative Proposal or inquiries. Westport shall also promptly notify Fuel Systems if it enters into discussions or negotiations concerning any Westport Alternative Proposal or provides nonpublic information or data to any person in accordance with the Merger Agreement and keep Fuel Systems informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

Board Recommendation

The Fuel Systems Board has resolved to recommend that Fuel Systems Stockholders vote in favor of the Merger Proposal, which is referred to as the Fuel Systems Board recommendation. Subject to the provisions described below, the Merger Agreement provides that the Fuel Systems Board, directly or indirectly, will not:

•	withhold, withdraw, qualify or modify, or publically propose to withhold, withdraw, qualify or modify, in any manner adverse to Westport or Merger Sub, the Fuel Systems Board recommendation;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Fuel Systems Alternative Proposal;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	fail to include the Fuel Systems Board recommendation in the proxy statement or any Schedule 14D-9, as applicable;

•	fail to publicly recommend against any Fuel Systems Alternative Proposal within 5 business days of the request of Westport and reaffirm the Fuel Systems Board recommendation within 5 business days; or

•	approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit Fuel Systems to enter into, any agreement related to a Fuel Systems Alternative Proposal (other than an acceptable confidentiality agreement entered into in accordance with the terms of the Merger Agreement).

Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems Board may make a Change in Recommendation and terminate the Merger Agreement to enter into an alternative definitive agreement if:

•	the Fuel Systems Board has received a Fuel Systems Alternative Proposal and, after consultation with its financial advisors and outside legal counsel, concludes that such alternative proposal constitutes a Superior Proposal;

•	following consultation with outside legal counsel, the Fuel Systems Board determines that the failure of the Fuel Systems Board to make a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law; and

•	within two business days of such termination, Fuel Systems has paid Westport the Termination Fee, as further described below.

The Merger Agreement further provides that the Fuel Systems Board may not make a Change of Recommendation and terminate the Merger Agreement to enter into an alternative definitive agreement unless: (i) Fuel Systems has provided prior written notice to Westport that Fuel System intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms need not include the identity of the third party making the Superior Proposal); (ii) during the five business day period following Westport and Merger Sub’s receipt of such notice, Fuel Systems negotiates with Westport and Merger Sub in good faith (to the extent Westport and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement such that the Superior Proposal ceases to be a Superior Proposal; and (iii) the Fuel Systems Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any changes to the Merger Agreement proposed by Westport or Merger Sub after notice of the Superior Proposal, that the Superior Proposal giving rise to the notice delivered to Westport and Merger Sub in accordance with (i) of this paragraph continues to constitute a Superior Proposal.

Notwithstanding these restrictions, before Fuel Systems obtains its stockholder approval, the Fuel Systems Board may make a Change in Recommendation in response to an Intervening Event to the extent that the Fuel Systems Board determines in good faith, after consultation with the outside legal counsel, that the failure of the Fuel Systems Board to effect a Change in Recommendation would be inconsistent with its fiduciary duties under applicable law, and:

•	Fuel Systems provides Westport 5 business days written notice of its intention to take such action and the reasons for such action;

•	Fuel Systems negotiates in good faith with Westport during such 5 day period to make such revisions to the terms of the Merger Agreement as would permit the Fuel Systems Board not to make a Change in Recommendation; and

•

the Fuel Systems Board has considered in good faith any changes to the Merger Agreement offered in writing by Westport, and following such 5 day period, has determined in good faith, after consultation with

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

its outside legal counsel and financial advisors, that the Fuel Systems Board’s fiduciary duties under applicable law would continue to require a Change in Recommendation with respect to such Intervening Event.

Notwithstanding the restrictions described above, the Merger Agreement does not prohibit Fuel Systems from (i) taking and disclosing to its respective stockholders a position required by Rule 14e-2 under the Exchange Act or (ii) complying with Rule 14d-9 under the Exchange Act.

Reasonable Best Efforts to Obtain Required Stockholder Approval

Fuel Systems has agreed to, as soon as reasonably practicable after the date of the Merger Agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the Registration Statement, duly call, give notice of, convene and hold a meeting of Fuel Systems Stockholders to consider the Merger Proposal. Without the prior written consent of Westport, the adoption of the Merger Agreement by Fuel Systems Stockholders, approval of any adjournment of the Fuel Systems special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the Fuel Systems special meeting and an advisory vote on compensation payable to executive officers of Fuel Systems are the only proposals permitted to be submitted to, or voted on by, the Fuel Systems Stockholders.

Westport has agreed to, as soon as reasonably practicable after the date of the Merger Agreement, establish a record date for and, as soon as reasonably practicable after the effectiveness of the Registration Statement, duly call, give notice of, convene and hold the Meeting to consider the Merger Proposal and the proposed name change of Westport to “Westport Fuel Systems Inc.” Unless a Change in Recommendation occurs in compliance with the terms of the Merger Agreement, the Westport Board will recommend approval of the transaction to its shareholders and use its reasonable best efforts to solicit and obtain adoption.

Agreement to Take Further Action and to Use Reasonable Best Efforts

Each of Westport, Merger Sub, and Fuel Systems agree to make an appropriate filing of a notification and report form pursuant to the HSR Act and to make all other filings required to be made prior to close of business on the Closing Date by applicable foreign Antitrust Laws with respect to the transactions contemplated by the Merger Agreement and in any event prior to the expiration of any applicable legal deadline and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law.

In addition, each of Westport, Merger Sub, and Fuel Systems, respectively, agree to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Antitrust Laws, and to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by a governmental authority, in each case, to cause the Merger and the other transactions contemplated by the Merger to occur as promptly as practicable prior to April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent. This includes (i) promptly complying with or modifying any request for additional information (including any second request) by a government authority, (ii) if necessary, obtaining clearance by any governmental authority before April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of Fuel Systems and Westport and their respective subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of Fuel Systems and Westport and their respective subsidiaries, (iii) contesting, defending, and appealing any lawsuit or other legal proceedings, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of each party to consummate the transactions contemplated by the Merger Agreement and (iv) taking any and all other actions to prevent the entry, enactment or promulgation of such order or decree. In no event, however, will Fuel Systems or Westport or any of their respective subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by the Merger Agreement.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Furthermore, each party must use its reasonable best efforts to take all actions and assist and cooperate with the other party to do all things necessary, proper or advisable under applicable law or pursuant to any contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by the Merger Agreement, including to (i) take all actions necessary to cause the conditions to close the Merger to be satisfied, (ii) obtain all necessary actions or nonactions, waivers, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iv) execute and deliver any additional instruments necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

Westport, Merger Sub and Fuel Systems agreed to give any notices to third parties and Westport agreed to use its reasonable best efforts, and Fuel Systems will use its reasonable best efforts to cooperate with Westport in its efforts, to obtain any additional third party consents that are necessary, proper or advisable to consummate the Merger.

Westport, Merger Sub, and Fuel Systems also agreed to furnish to each other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a governmental authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a governmental authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any governmental authority with respect to the Merger Agreement. To the extent practicable, and permitted by a governmental authority, each party is required to permit representatives of the other party to participate in meetings (whether by telephone or in person) with such governmental authority.

Employee Benefits Matters

Westport has agreed that it will provide to each Fuel Systems employee who remains employed during the one-year period following the closing of the Merger: (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the closing of the Merger; and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to employees as of immediately prior to the closing of the Merger. Westport also agreed to provide Fuel Systems employees who experience an involuntary severance-qualifying termination during the one-year period following the closing of the Merger with severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that the employee would have received pursuant to the terms of the severance pay arrangements maintained by Fuel Systems upon such an involuntary severance-qualifying termination of employment immediately prior to the closing of the Merger.

Westport has also agreed generally to give Fuel Systems employees credit for their years of service with Fuel Systems and its subsidiaries for purposes of determining eligibility and vesting, benefit accrual and determination of level of benefits (but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement) under Westport’s compensation and benefit plans and arrangements that such employees participate in after the closing of the Merger. In addition, Westport will use commercially reasonable efforts to cause: (i) each employee to be immediately eligible to participate, without any waiting time, in Westport benefit plans to the extent coverage under such plans replaces coverage under a comparable Fuel Systems benefit plan the employee participated in immediately before such replacement by Westport; and (ii) for purposes of each Westport plan that provides medical, dental,

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

pharmaceutical and/or vision benefits to any Fuel Systems employee, all pre-existing condition exclusions and actively-at-work requirements under any Westport plan to be waived for Fuel Systems employees and their dependents (except to the extent such restrictions were applicable and not satisfied by the Fuel Systems employee under the comparable Fuel Systems benefit plan as of immediately prior to the closing of the Merger) and any eligible expenses incurred by such Fuel Systems employee (and any dependents) under a Fuel Systems benefit plan during the portion of the plan year prior to the closing of the Merger to be taken into account under such Westport Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Westport benefit plan.

Other Covenants and Agreements

The Merger Agreement contains additional agreements relating to, among other matters:

Access to Information; Confidentiality.

Until completion of the Merger, each of Westport and Fuel Systems have agreed to afford the other party and its representatives reasonable access, during normal business hours and on certain conditions, to all of its and its subsidiaries’ respective properties, books, contracts, commitments, personnel and records. Also, each of Westport and Fuel Systems have agreed to keep confidential any nonpublic information in accordance with the terms of the confidentiality agreement.

Notification of Certain Matters.

Each of Westport and Fuel Systems has agreed to give prompt notice to the other party of (i) any notice or other communication from any governmental authority in connection with the Merger or from any party alleging that its consent is or may be required in connection with the Merger, (ii) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party and that relate to the Merger, (iii) any inaccuracy of any representation or warranty of Fuel Systems or Westport, as applicable, contained in the Merger Agreement, (iv) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the closing of Merger, and (v) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the closing of the Merger.

Transaction Litigation.

Each of Fuel Systems and Westport have agreed to give the other party the opportunity to participate in the defense or settlement of any security holder litigation against Fuel Systems or Westport, respectively, and/or its directors relating to the Merger, and no settlement can be agreed to without the prior written consent of the other party, which consent must not be unreasonably withheld, conditioned or delayed, except that no such consent is required for Westport to enter into a settlement if such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Public Announcements.

Westport, Merger Sub and Fuel Systems will not issue any public announcements or make other public disclosures regarding the Merger or the Merger Agreement, unless mutually approved by Fuel Systems and Westport; provided, however, that each of Westport and Fuel Systems may make a public announcement or other public disclosure required by law or any applicable stock exchange, provided that the disclosing party has used reasonable best efforts to afford the other party with the opportunity to review and provide reasonable comment.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Indemnification and Insurance.

Westport and Merger Sub agree that all indemnification rights for acts or omissions occurring at or prior to close of business on the Closing Date, regardless of when asserted or claimed that exist in the Fuel Systems charter or the Fuel Systems bylaws (or its subsidiaries), will survive the Merger and will continue in full force and effect in accordance with their terms. The surviving company of the Merger will (i) indemnify, defend and hold harmless, and advance expenses to, any officer or director of Fuel Systems or person served on behalf of Fuel Systems as an officer or director (or the equivalent) of any Fuel Systems’ subsidiaries prior to the Effective Time (an “Indemnitee”), with respect to all acts or omissions by them in their capacities as such at any time prior to close of business on the Closing Date, to the fullest extent required by the Fuel Systems’ or any of Fuel Systems’ subsidiaries organizational or governing documents, in each case, as in effect on the date of the Merger Agreement, or applicable law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitees.

Until the sixth anniversary of the Closing Date, Westport and the surviving company will also indemnify Indemnitees against and from any costs or expenses (including attorney’s fees) judgments, fines, losses, Claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each, a “Claim”) to the extent such Claim arises out of or pertains to action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee or employee of Fuel Systems or its subsidiaries, or the Merger Agreement and related transactions. Westport and the surviving company will pay in advance of the final disposition of a Claim, upon receipt of the undertaking that the Indemnitee will repay such amount if it is ultimately determined that the Indemnitee not entitled to be indemnified. Westport and the surviving company will not settle, compromise, or consent to the entry of any judgment or seek termination with respect to any Claim unless the settlement, compromise, consent or termination includes an unconditional release of all indemnities of all liability arising out of such Claim with certain exceptions stated in the Merger Agreement and will not be obligated to indemnify any Indemnitee if a court determines that such indemnification is prohibited by applicable law.

In addition, Fuel Systems will, or if Fuel Systems is unable to, Westport will cause the surviving company as of close of business on the Closing Date to obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of Fuel Systems’ existing directors’ and officers’ insurance policies and Fuel Systems’ existing fiduciary liability insurance policies, in each case, for a Claims reporting or discovery period of at least six years from and after the close of business on the Closing Date with respect to any Claim related to any period or time at or prior to the close of business on the Closing Date, provided that Westport and the surviving company are not required to pay an annual premium for the directors’ and officers’ insurance in excess of 300% of the annual premium currently paid by Fuel Systems.

Certain Tax Matters.

Fuel Systems, Westport and Merger Sub intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each has agreed to use reasonable best efforts to cause the Merger to so qualify.

Fuel Systems, Westport and Merger Sub have agreed to use reasonable best efforts to provide information, including officer’s certificates, reasonably requested by Fuel Systems in connection with Fuel Systems’ request for an IRS private letter ruling and/or an opinion of Skadden, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the Merger. If Fuel Systems obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the Merger is not subject to Section 367(a)(1) of the Code, Westport has agreed to make commercially reasonable arrangements with each 5% U.S. Holder, if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2). In addition, Westport has agreed (and has agreed to cause Fuel Systems following the Merger) to file all required information with its tax returns and maintain all records required for tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

Westport and Fuel Systems have agreed to cooperate in the preparation, execution and filing of all tax returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar taxes

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

which become payable in connection with the Merger and which are required or permitted to be filed on or before the Effective Time. Westport has agreed to pay (without reimbursement and without deduction from any amount payable to Fuel Systems’ stockholders) any such taxes or fees imposed on it by any governmental authority (or for which Westport’s shareholders are primarily liable) which become payable in connection with the Merger.

Section 16 Matters.

Prior to the completion of the Merger, Westport, Merger Sub and Fuel Systems have agreed to take all steps as may be required to cause (i) any dispositions of shares of Fuel Systems Stock resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Fuel Systems to be exempt under Rule 16b-3 promulgated under the Exchange Act and (ii) any acquisitions of Westport Shares resulting from the Merger by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Westport to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Listing.

Westport has agreed to cause the Westport Shares to be approved for listing on NASDAQ, subject to official notice of issuance and on the TSX, prior to the completion of the Merger, subject to fulfilling all of the listing requirements of the TSX.

Voting of Westport Common Shares.

Westport has agreed to vote all shares of Fuel Systems Stock beneficially owned by it or any of the Westport subsidiaries as of the record date for the Fuel Systems special meeting in favor of adoption of the Merger Agreement and approval of the Merger.

Fuel Systems has agreed to vote all Westport Shares beneficially owned by it or any Fuel Systems subsidiaries as of the record date for the Westport special meeting in favor of adoption of the Merger Agreement, approval of the Merger, and issuance of Westport Shares in connection with the Merger.

Governance Matters.

Westport has agreed to take all necessary corporate actions to cause, concurrent with the closing of the Merger (i) the name of Westport to be changed to “Westport Fuel Systems Inc.,” (ii) three members of the Westport Board to resign, (iii) the appointment to Westport’s board of directors of Mariano Costamagna, Troy A. Clarke and Colin Johnston, who will fill the vacancies resulting from such resignations and (iv) to have each committee of the Westport Board to include such number of continuing Fuel Systems directors as determined by Westport after taking into account each such director’s relevant experience and expertise.

From and after the closing of the Merger, the Westport Board will take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Westport to recommend that the Westport Board nominate, the continuing Fuel Systems directors for election to the Westport Board at the 2016 annual meeting of shareholders of Westport, the 2017 annual meeting of shareholders of Westport and the 2018 annual meeting of shareholders of Westport. Notwithstanding the above, no continuing Fuel Systems director will be subject to re-nomination in accordance with the Merger Agreement in the event such continuing Fuel Systems director fails (i) to comply in all material respects with the governance guidelines and policies of Westport applicable to Westport directors during the fiscal year immediately preceding such continuing Fuel Systems director’s re-nomination or (ii) to attend in-person at least seventy-five percent (75%) of the duly called meetings of the Westport Board for the Westport fiscal year immediately preceding such re-nomination. Notwithstanding anything in the Merger Agreement to the contrary, in the event of the death, resignation or removal for cause of a continuing Fuel Systems director, Westport and the Westport Board will have no obligation to nominate or appoint a replacement Fuel Systems director to fill the vacancy created by such death, resignation or removal. The continuing Fuel Systems directors are third party beneficiaries of the section of the Merger Agreement providing for continued nomination, and Westport agrees to pay all reasonable expenses, including attorney’s fees, that may be incurred by any

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

continuing Fuel Systems director in seeking the enforcement of the rights and obligations provided for by such section of the Merger Agreement.

No Solicitation of Employees.

Prior to the closing of the Merger, each of Fuel Systems and Westport have agreed not to solicit the other party’s employees, subject to certain exceptions set forth in the Merger Agreement.

Amendment to Rights Agreement.

Fuel Systems has agreed to take all necessary action so that none of the performance by the respective parties to the Merger Agreement of their obligations under the Merger Agreement will cause (i) rights to become exercisable under the Rights Agreement, (ii) Westport, Merger Sub or any of their affiliates to be deemed to be an “acquiring person” (as defined in the Rights Agreement), (iii) the “stock acquisition date” (as defined in the Rights Agreement) to occur upon any such event or (iv) the “separation time” (as defined in the Rights Agreement) to occur upon any such event.

State Takeover Laws.

If any takeover statute may become applicable to the transactions contemplated by the Merger Agreement, Westport and Fuel Systems and the members of its respective board of directors, to the extent permissible under applicable law, are required to grant such approvals and take such actions, in accordance with the terms of the Merger Agreement, as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable, and in any event prior to April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent, on the terms and conditions contemplated by the Merger Agreement and otherwise, to the extent permissible under applicable law, act to eliminate the effect of any takeover statute on any of the transactions contemplated by the Merger Agreement.

Automotive and Industrial Operations.

Representatives of Westport and Fuel Systems jointly have developed an agreed upon business plan for the Automotive, Industrial and Operations combined company project to be named the “Fuel Systems Automotive and Industrial Group”, which they intend to implement within 36 months following the closing of the Merger. The headquarters of the Automotive and Industrial Group, and its associated operations, will be in Cherasco, Italy. An exhibit to the Merger Agreement sets forth the management team for the group. Westport has agreed to use commercially reasonable efforts to assist the implementation of the project by maintaining sufficient capital in the group, consistent with the group’s needs to achieve the project.

Termination of the Merger Agreement

The Merger Agreement may be terminated prior to the closing of the Merger, whether before or after approval of the Merger Proposal by Fuel Systems’ stockholders and Westport’s shareholders approval of the Merger Resolution (except as otherwise provided below), as follows:

•	by the mutual written agreement of Westport and Fuel Systems; or

•	by either Fuel Systems or Westport:

•	if the closing of the Merger does not occur on or before April 30, 2016, or August 31, 2016 in the event of a delay caused by an antitrust waiting period or required consent; provided that this termination right will not be available to any party if the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before such date;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	if there is in effect a final nonappealable order of a governmental authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the Merger; provided that this termination right is not available to a party whose failure to perform its obligations under the Merger Agreement is the primary cause of such order;

•	if the other party breached or failed to perform any of its representations, warranties, covenants or agreements in the Merger Agreement in a way that the related condition to closing would not be satisfied, and this breach is either incurable or not cured within 20 days, provided that neither party has the right to terminate in the event such party is then in breach of any of its representations, warranties, covenants or agreements in the Merger Agreement in a way that a condition to closing would not be satisfied; or

•	if the Fuel Systems Stockholder and Westport Shareholder meetings have occurred and the required Fuel Systems Stockholder and Westport Shareholder approvals are not obtained; provided that the right to terminate the Merger Agreement will not be available if the failure to obtain its stockholder/shareholder approval is primarily due to such party’s failure to perform any of its obligations under the Merger Agreement;

•	by Fuel Systems:

•	if Fuel Systems is terminating the Merger Agreement to enter into a definitive agreement relating to a Superior Proposal in accordance with the terms of the Merger Agreement; or

•	if the Westport Board authorizes, approves or recommends, enters into a written agreement, or consummates a transaction relating to a Westport Alternative Proposal;

•	by Westport:

•	if Fuel Systems’ board makes a Change in Recommendation;

•	if Fuel Systems materially and willfully breaches its obligations contained in the “no-shop” provision contained in the Merger Agreement; or

•	if Fuel Systems or any of its subsidiaries or the Fuel Systems Board approves, recommends, adopts or enters into an agreement relating to a Fuel Systems Alternative Proposal.

Effect of Termination; Termination Fees

If the Merger Agreement is validly terminated, then, except as described below, each of the parties will be relieved of its duties and obligations and such termination will be without liability to either party. However, termination will not relieve either party of any liability for willful or intentional breach of any covenant or agreement contained in the Merger Agreement prior to termination, or as provided in the confidentiality agreement entered into between Westport and Fuel Systems, in which case the aggrieved party is entitled to all rights and remedies available at law or in equity.

The Merger Agreement contains a termination fee of $5.5 million, which is referred to as the Termination Fee, payable by Fuel Systems to Westport under the circumstances described below:

•	if (i) the Merger Agreement is terminated by Westport because of a Change in Recommendation by the Fuel Systems Board, (ii) Fuel Systems’ materially or willfully breaches its obligations with respect to Fuel Systems Alternative Proposals under the Merger Agreement, or (iii) Fuel Systems approves, recommends, adopts, enters into or publicly announces the intention to approve, recommend, adopt or enter into, a definitive agreement with respect to a Fuel Systems Alternative Proposal, then Fuel Systems will pay Westport the Termination Fee within 2 business days after the date of termination;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	if the Merger Agreement is terminated by Fuel Systems in order to enter into a definitive agreement relating to a Superior Proposal, then Fuel Systems will pay Westport the Termination Fee within 2 business days after the date of termination; or

•	if (i) a Fuel Systems Alternative Proposal is publicly proposed or publicly disclosed prior to the date of the Fuel Systems special meeting and the Merger Agreement is terminated (a) by Westport due to (x) Fuel Systems’ willful breach or failure to perform any of its representations, warranties, covenants or agreements where such breach, failure to perform or untruth is incapable of being cured or is not cured within 20 days following receipt by Fuel Systems of notice of such breach or (y) a Change in Recommendation by the Fuel Systems Board, or (b) by either party, due to failure to obtain the approval of the Merger Proposal by Fuel Systems Stockholders at the special meeting, then Fuel Systems shall pay the expenses of Westport within 2 days after the receipt following such termination of documentation supporting such expenses of Westport. If Fuel Systems enters into a definitive agreement with respect to, or consummates, a Fuel Systems Alternative Proposal (substituting 50% for the 20% threshold set forth in the definition of Fuel Systems Alternative Proposal) concurrently or within 12 months after the date the Merger Agreement is terminated, then Fuel Systems will pay to Westport the Termination Fee within 2 days following the consummation of such Fuel Systems Alternative Proposal.

The Termination Fee will be payable by Westport to Fuel Systems under the circumstances described below:

•	if the Merger Agreement is terminated by Fuel Systems because the Westport Board authorizes, enters into an agreement, or consummates a transaction relating to a Westport Alternative Proposal, then Westport will pay Fuel Systems the Termination Fee within 2 business days after the date of termination; or

•	if (i) a Westport Alternative Proposal is publicly proposed or publicly disclosed prior to the date of the Westport special meeting, (ii) the third party making the Westport Alternative Proposal has publicly indicated to the Westport Shareholders to the effect that they should not vote in favor of the matters required to obtain Westport shareholder approval and (iii) the Merger Agreement is terminated (a) by Fuel Systems due to Westport’s willful breach of any of its representations, warranties, covenants or agreements where such breach is incapable of being cured or is not cured within 20 days following receipt by Westport of notice of such breach or (b) by either party, due to failure to obtain the approval of the Merger Proposal by Westport Shareholders at the special meeting, then Westport shall pay the expenses of Fuel Systems within 2 business days after the receipt following such termination of documentation supporting such expenses of Fuel Systems. If Westport enters into a definitive agreement with respect to, or consummates, a Westport Alternative Proposal within 12 months after the date the Merger Agreement is terminated then Westport will pay to Fuel Systems the Termination Fee within 2 business days following the consummation of such Westport Alternative Proposal.

The one-time payment of a Termination Fee will be each party’s sole and exclusive remedy available under the circumstances described above.

Amendment and Waiver

Amendment.

At any time prior to the closing of the Merger, the Merger Agreement may be amended, whether before or after the approval of the Merger Proposal by Fuel Systems Stockholders, by written agreement of the parties to the Merger Agreement, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of the Fuel Systems’ stockholder approval, there will not be (a) any amendment of the Merger Agreement that changes the amount or the form of the consideration to be delivered under the Merger Agreement to the holders of Fuel Systems Stock, or which by applicable law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of Fuel Systems or shareholders of Westport without such further approval of such stockholders or shareholders, or (b) any amendment or change not permitted under applicable law.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Waiver.

At any time prior to the close of business on the Closing Date, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties, or (iii) waive compliance with any of the agreements or covenants of the other parties. Any agreement on the part of any party to any such extension or waiver is valid only if set forth in an instrument in writing signed on behalf of such party.

Fees and Expenses

All expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by the Merger Agreement are consummated; provided, however, that Fuel Systems and Westport will share equally all expenses related to the printing and filing of the Registration Statement and the printing, filing and distribution of this Circular, other than attorneys’ and accountants’ fees.

Assignment

The Merger Agreement and any interests, rights or obligations under the Merger Agreement are not assignable, by operation of law or otherwise, by any of the parties without the prior written consent of the other party.

Specific Performance

The parties to the Merger Agreement have agreed that each party will be entitled to an injunction, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) either party has an adequate remedy at law, or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party has further agreed that no party is required to provide any bond or other security in connection with any such order or injunction.

Governing Law

The Merger Agreement is governed by and will be construed and enforced in accordance with the laws of the State of Delaware.

Voting Agreements

The following is a summary of only the Voting Agreements entered into in connection with the Merger Agreement and may not contain all of the information that is important to Westport Shareholders. The following description is subject to, and is qualified in its entirety by reference to, the voting agreements, copies of which are attached as Appendices G, H and I to this Circular. We urge you to read the Voting Agreements in their entirety. In the event of any discrepancy between the terms of the Voting Agreement and the following summary, the Voting Agreements will govern.

Douglas Voting Agreement

Concurrently with the execution of the Merger Agreement on September 1, 2015, and as a condition to Fuel Systems’ and Westport’s willingness to enter into the Merger Agreement, Fuel Systems and Westport entered into the Douglas Voting Agreement. As of the date the voting agreement was executed, the Douglas Parties beneficially owned, collectively, 2,671,684 shares of Fuel Systems Stock, or approximately 14.8% of Fuel Systems Stock issued and outstanding at that time, and 10,151,461 Westport Shares, or approximately 15.8% of the Westport Shares issued and outstanding at the time.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Each of the Douglas Parties has agreed to vote, and has granted Westport an irrevocable proxy to vote its beneficially owned shares of Fuel Systems Stock, including any shares acquired after the date of the voting agreement, in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered and to vote against (i) any action or agreement that has or would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the Merger not being satisfied, (ii) any Fuel Systems Alternative Proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the closing of the Merger.

In addition, each of the Douglas Parties has agreed to vote, and has granted Fuel Systems an irrevocable proxy to vote its beneficially owned Westport Shares, including any shares acquired after the date of the voting agreement, in favor of the approval of the Merger Consideration, at every meeting of the shareholders of Westport at which such matters are considered and to vote its shares against any action or agreement that would reasonably be likely to result in any conditions to Westport’s obligations to close the Merger not being satisfied (other than in the case of a Westport Alternative Proposal).

Subject to certain exceptions described in the Douglas Voting Agreement, each of the Douglas Parties that is a party to the Douglas Voting Agreement has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the Westport Shares or Fuel Systems Stock beneficially owned by such party or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Fuel Systems or Westport, respectively.

Subject to certain exceptions described in the Douglas Voting Agreement, each of the Douglas Parties has made representations and warranties to Fuel Systems and Westport, respectively, regarding, among other things, such party’s power and authority to enter into the Douglas Voting Agreement and deliver the proxy, such party’s unencumbered beneficial ownership of Westport Shares and Fuel Systems Stock, subject to the Douglas Voting Agreement.

The Douglas Voting Agreement will terminate at the earlier to occur of (i) the mutual written consent of Westport and Fuel Systems, (ii) the Effective Time, (iii) the termination of the Merger Agreement, or (iv) the delivery of written notice of termination by each of the Douglas Parties to Westport and Fuel Systems following any Fundamental Amendment effected without the prior written consent of each of the Douglas Parties.

Costamagna Voting Agreement

Concurrently with the execution of the Merger Agreement on September 1, 2015, and as a condition to Westport’s willingness to enter into the Merger Agreement, Westport entered into the Costamagna Voting Agreement. As of the date the Costamagna Voting Agreement was executed, Mr. Costamagna beneficially owned 1,634,185 shares of Fuel Systems Stock, or approximately 9.0% of Fuel Systems Stock issued and outstanding at that time.

Mr. Costamagna has agreed to vote, and has granted Westport an irrevocable proxy to vote, his beneficially owned shares of Fuel Systems Stock, including any shares acquired after the date of the Costamagna Voting Agreement, in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered, and to not vote his shares in favor of, or approve or otherwise support (i) any action or agreement that would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the Merger not being satisfied, (ii) any Fuel Systems Alternative Proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the closing of the Merger.

Subject to certain exceptions described in the Costamagna Voting Agreement, Mr. Costamagna has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the shares of Fuel Systems Stock beneficially owned by him or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Westport.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Subject to certain exceptions described in the voting agreements, Mr. Costamagna has made representations and warranties to Westport regarding, among other things, his power and authority to enter into the voting agreement and deliver the proxy and his unencumbered beneficial ownership of the shares of Fuel Systems Stock subject to the Costamagna Voting Agreement.

The Costamagna Voting Agreement and the proxy granted thereunder will terminate at the earlier to occur of (i) the valid termination of the Merger Agreement pursuant to its terms, (ii) the Effective Time or (iii) any change to the terms of the Merger without the prior written consent of Mr. Costamagna that (a) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (b) changes the form of consideration payable in the Merger.

Becker Voting Agreement

Concurrently with the execution of the Merger Agreement on September 1, 2015, and as a condition to Westport’s willingness to enter into the Merger Agreement, Westport entered into the Becker Voting Agreement. On November 2, 2015, Becker Drapkin Partners SLV, LTD, executed a joinder agreement to the Becker Voting Agreement in connection with the acquisition of 886,752 transferred shares of Fuel Systems common stock, agreeing to be bound by and hold such transferred shares subject to all of the terms and provisions of, and be a party to, the Becker Voting Agreement. As of the date the Becker Voting Agreement was executed and as of the date of the joinder agreement, the Becker Parties beneficially owned, collectively, 1,900,619 shares of Fuel Systems Stock, or approximately 10.5% of Fuel Systems Stock issued and outstanding at that time.

Each of the Becker Parties has agreed to vote, and has granted Westport an irrevocable proxy to vote, its beneficially owned shares of Fuel Systems Stock, including any shares acquired after the date of the voting agreement, in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, at every meeting of the stockholders of Fuel Systems at which such matters are considered, and to not vote its shares in favor of, or approve or otherwise support (i) any action or agreement that would reasonably be likely to result in any conditions to Fuel Systems’ obligations to close the Merger not being satisfied, (ii) any Fuel Systems Alternative Proposal and (iii) any amendments to the Fuel Systems charter and/or the Fuel Systems bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the closing of the Merger.

Subject to certain exceptions described in the Becker Voting Agreement, each of the Becker Parties that is a party to the Becker Voting Agreement has agreed not to sell, pledge, encumber, grant options with respect to, transfer or dispose of the shares of Fuel Systems Stock beneficially owned by such party or to enter into any agreement related to any of the foregoing transfers or dispositions, in each case to anyone other than Westport.

Subject to certain exceptions described in the Becker Voting Agreement, each of the Becker Parties has made representations and warranties to Westport regarding, among other things, such party’s power and authority to enter into the Becker Voting Agreement and deliver the proxy, such party’s unencumbered beneficial ownership of the shares of Fuel Systems Stock subject to the Becker Voting Agreement.

The Becker Voting Agreement and the proxy granted thereunder will terminate at the earlier to occur of (i) the valid termination of the Merger Agreement pursuant to its terms, (ii) the Effective Time or (iii) any change to the terms of the Merger without the prior written consent of the Becker Parties that (a) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (b) changes the form of consideration payable in the Merger.

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE

Procedural Steps

The Merger is to be effected in accordance with the terms and conditions of the Merger Agreement and the laws of the State of Delaware. The following procedural steps must be taken in order for the merger to become effective:

(a)	the issuance of the Merger Consideration must be approved by Westport Shareholders at the

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Meeting;

(b)	the Merger Proposal must be approved by Fuel Systems Stockholders;

(c)	all conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate party; and

(d)	the Certificate of Merger must be filed with the Secretary of State of the State of Delaware.

THERE IS NO ASSURANCE THAT THE CONDITIONS SET OUT IN THE MERGER AGREEMENT WILL BE SATISFIED OR WAIVED ON A TIMELY BASIS OR AT ALL.

Shareholder Approval

Westport Shareholder Approval

It is a condition to the completion of the Merger that the issuance of the Merger Consideration be approved at the Meeting by a majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. See “Matters to be Considered at the Meeting”.

IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY FOR THE MEETING, IF NOT EXPRESSLY DIRECTED TO THE CONTRARY IN SUCH FORM OF PROXY, TO VOTE SUCH PROXY IN FAVOUR OF THE MERGER RESOLUTION. SEE “MATTERS TO BE CONSIDERED AT THE MEETING”.

Regulatory Approvals

The Merger Agreement provides that receipt of all required regulatory approvals, including, without limitation, the authorization of the Westport Shares deliverable to the Fuel Systems Stockholders for listing on NASDAQ, subject to official notice of issuance, and the receipt of conditional acceptance of the TSX in respect of the merger transactions, are conditions precedent to the Merger becoming effective. See “Effect of the Merger”.

Stock Exchange Listings

Westport is a reporting issuer or the equivalent under the securities laws of each of the provinces of Canada and the United States. The Westport Shares are listed and posted for trading on NASDAQ under the symbol “WPRT” and on the TSX under the symbol “WPT”.

On August 31, 2015, the last trading day on which the Westport Shares traded prior to announcement of the Merger, the closing price of the Westport Shares was $3.54 on NASDAQ and Cdn.$4.65 on the TSX. On February 12, 2016, the closing price of the Westport Shares was $1.86 on NASDAQ and Cdn.$2.54 on the TSX.

The TSX requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 25% or more of the issuer’s outstanding securities on a non-diluted basis in connection with an acquisition, while NASDAQ requires shareholder approval in circumstances where an issuance of securities will result in the issuance of 20% or more of the issuer’s outstanding securities. The Merger is expected to result in the issuance of a number of Westport Shares equal to approximately 59.8% of the 64,409,637 currently issued and outstanding Westport Shares, resulting in the current Westport Shareholders and current Fuel Systems Stockholders holding approximately 62.6% and 37.4%, respectively, of the issued and outstanding Westport Shares following completion of the Merger (assuming 38,522,219 Westport Shares are issued, or made issuable, in connection with the closing of the Merger). However, in no event shall the number of Westport Shares issued in connection with the Merger exceed approximately 61.3% of the 64,409,637 currently issued and outstanding Westport Shares (assuming 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

connection with the Merger)). Therefore, the issuance of the Merger Consideration must be approved by a majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting.

It is a condition to the completion of the Merger that NASDAQ and the TSX shall have conditionally approved the listing of the Westport Shares to be issued to Fuel Systems Stockholders pursuant to the Merger. The TSX has conditionally approved the listing of the Westport Shares to be issued to Fuel Systems Stockholders pursuant to the Merger. Listing is subject to Westport fulfilling all of the listing requirements of the TSX and NASDAQ.

Timing

Subject to all conditions precedent to the Merger as set forth in the Merger Agreement being satisfied or waived by the appropriate party, the Merger will become effective upon the filing of the Certificate of Merger. If the Meeting is held and the issuance of the Merger Consideration is approved as required by the Merger Agreement and all other conditions specified in the Merger Agreement are satisfied or waived, Westport and Fuel Systems expect to complete the Merger following the Fuel Systems and Westport special meetings. It is not possible, however, to state with certainty when the Effective Date will occur. Additionally, the Effective Date could be delayed for a number of reasons, which may be beyond the control of Westport and Fuel Systems.

Securities Law Matters

Canada

General.

The Westport Shares to be issued to Fuel Systems Stockholders pursuant to the Merger will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws, will generally be “freely tradable” and the resale of such Westport Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian securities laws if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Westport, the selling shareholder has no reasonable grounds to believe that Westport is in default of securities legislation.

United States

Exemption and Resale in the United States.

The issuance of Westport Shares to Fuel Systems Stockholders in exchange for their Fuel Systems Stock under the Merger will be registered under the Securities Act on Form F-4. All Westport Shares issued to Fuel Systems Stockholders in the Merger will be freely tradable for purposes of the Securities Act and the Exchange Act, except for Westport Shares received by any Fuel Systems Stockholder who becomes an “affiliate” of Westport after completion of the Merger (such as Fuel Systems directors or executive officers who become directors or executive officers of Westport after the Merger). This Circular does not cover resales of Westport Shares received by any person upon completion of the Merger, and no person is authorized to make any use of this Circular in connection with any resale.

The foregoing discussion is only a general overview of certain requirements of the Securities Act that apply to the resale of Westport Shares received upon completion of the Merger.

Information for United States Securityholders.

The solicitation of proxies by means of this Circular for the Meeting and the transactions contemplated in this Circular are not subject to the requirements of Section 14(a) of the Exchange Act. Accordingly, the solicitations of proxies and transactions contemplated in this Circular are made in the United States for securities

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

in accordance with Canadian corporate laws and Canadian securities laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Westport Shareholders in the United States should be aware that Canadian corporate and securities laws and disclosure requirements are different from United States corporate and securities laws and disclosure requirements applicable to registration statements under the Securities Act and proxy statements under the Exchange Act. Therefore, information concerning assets and operations of Westport contained herein has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for United States companies.

The enforcement by investors of civil liabilities under United States federal and state securities laws may be affected adversely by the fact that Westport is incorporated under the laws of the Province of Alberta, Canada, a jurisdiction other than the United States, that certain of the officers and certain of the directors of Westport are residents of countries other than the United States, that certain of the experts named in this Circular are residents of countries other than the United States, and that all of the assets of Westport are located outside the United States. You may not be able to sue a corporation organized under the ABCA or its officers or directors or the named experts in a Canadian court for violations of United States federal or state securities laws. In addition, the courts of countries other than the United States may not enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

Additionally, no broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having being authorized by Westport.

THE WESTPORT SHARES ISSUABLE PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THE MERGER OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

To the knowledge of Westport, the directors and executive officers of Westport have no material interest in the Merger or the Merger Resolution that differs from the interests of Westport Shareholders generally.

As at the date hereof, the current directors and executive officers of Westport and their associates and affiliates, as a group, beneficially own, or control or direct, directly or indirectly, approximately 0.5% of the issued and outstanding Westport Shares (on a non-diluted basis).

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described below, no insider of Westport, nor any associate or affiliate of an insider of Westport, has had any material interest, direct or indirect, in any transaction of Westport’s since the commencement of Westport’s last financial year, nor in any proposed transaction which has materially affected or would materially affect Westport or any of its subsidiaries.

As at February 12, 2016, Mr. Kevin Douglas, through and on behalf of Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust, beneficially owns, controls or directs, directly or indirectly, 2,671,684 shares of Fuel Systems Stock, representing approximately 14.8% of the outstanding Fuel Systems Stock.

See “Appendix E – Information Concerning Fuel Systems – Principal Fuel Systems Shareholders”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance

The table below sets forth, as at December 31, 2015, information in respect of the equity compensation plans of Westport (being the Omnibus Plan, Westport’s prior stock option plan and its share unit plan), under which Westport Shares are authorized for issuance:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)		Weighted-average exercise price of outstanding options, warrants and rights (1) (B)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (2) (C)
Omnibus Plan	8,636,414	(3)		—	1,263,586
Share Unit Plan	113,343			—	—
Stock Option Plan	8,570		Cdn.$	14.90	—
Total	8,758,327			—	1,263,586

Notes:

(1)	The awards in the Omnibus Plan and share unit plan are RSUs and PSUs and don’t require the holder to pay a strike price. Stock options are exercisable at a weighted-average exercise price of Cdn.$14.90.
(2)	Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column (A).
(3)	This figure currently includes 545,200 Westport Shares that are reserved for conversion at a 125% ratio in respect of previously granted PSUs based on the assumption that all performance criteria will be achieved. This figure excludes 2,595,000 PSU’s granted in 2015 for which vesting is conditional upon Westport Shareholders approving an increase in the number of awards for issuance pursuant to the Omnibus Plan. In addition, includes 42,309 phantom awards which, when vested, are exercisable in exchange for a cash payment and do not result in the issuance of Westport Shares.

Westport currently has in place one active equity based compensation plan, the Omnibus Plan, which is described in more detail below. There are also two inactive equity based compensation plans, the stock option plan and the share unit plan (amended in 2009). There are no equity compensation plans which have not been approved by Westport Shareholders.

Description of Omnibus Plan

On April 23, 2010, the Westport Board approved and Westport Shareholders subsequently ratified the Omnibus Plan. The Omnibus Plan expires on July 15, 2020. The Omnibus Plan was further amended and approved by Westport Shareholders at: (i) Westport’s annual and special meeting held on April 11, 2013 to increase the number of Westport Shares available for grant pursuant to awards by 4,973,355 Westport Shares; and (ii) Westport’s annual and special meeting held on April 30, 2015 to increase the number of Westport Shares available for grant pursuant to awards by 1,900,000 Westport Shares.

The Omnibus Plan contains the following general terms:

•	The Omnibus Plan allows for grants of Westport Options (including incentive stock options for U.S. tax purposes), SARs, deferred share units, phantom stock, bonus stock, PSUs and/or time based RSUs, and other stock or performance based awards. SARs may be granted on a stand-alone basis or in tandem with Westport Options.

•	Upon the exercise of a vested SAR (and in the case of a tandem SAR, the related option), a participant will be entitled to payment equal to the excess of the market value of a Westport Share

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

on the date of exercise over the subscription or base price under the SAR. The award may specify whether settlement will be in cash, in shares, or a combination of cash or shares.

•	Each RSU or PSU granted under the Omnibus Plan generally represents one Westport Share. Unless otherwise determined by the HRC Committee, vested Units will generally be settled as soon as practicable following receipt by Westport of a notice of exercise of such RSU or PSU, as applicable. Settlement of RSUs and PSUs will be made: (i) to participants who are not Canadian grantees by the later of (A) the date that is 2 1⁄2 months after the end of the participant’s first taxable year in which the RSU and/or PSU is no longer subject to a substantial risk of forfeiture under the Omnibus Plan and (B) the date that is 2 1⁄2 months after the end of Westport’s first taxable year in which the RSU and/or PSU is no longer subject to a substantial risk of forfeiture under the Omnibus Plan; and (ii) to participants who are Canadian grantees by the date that is no later than December 15 of the third calendar year following the calendar year in which the Canadian grantee rendered the employment services in respect of which the award is being made. Settlement will be by delivery of a Westport Share for each vested RSU then being settled and by delivery of such number of Westport Shares as may be required based on the performance criteria associated with any PSU, or payment of a cash amount equal to the market value of a Westport Share at the time of settlement, as specified in the award. The award may provide for the accrual of dividend equivalent amounts in respect of awards of RSUs or PSUs before settlement.

•	PSUs and other awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code generally will require the amount payable (or Westport Shares issuable) be conditional upon the achievement of performance goals.

•	The Omnibus Plan provides for grants to be approved by the Westport Board or by the HRC Committee, a committee of the Westport Board made up of independent directors. However, in certain instances, grants made under the Omnibus Plan must be made by the HRC Committee. Thus, the Omnibus Plan provides that, in addition to circumstances where the Westport Board elects to delegate authority to the HRC Committee:

•	the HRC Committee will have the power to evaluate the CEO’s awards and performance relating thereto and to determine awards under the Omnibus Plan for grant to the CEO; and

•	the HRC Committee will determine performance goals for awards intended to be “performance- based compensation” under Section 162(m) of the Code to the CEO, CFO and the three highest paid officers, other than the CEO and CFO.

•	Awards cannot be granted at less than market value which is defined for awards stated in Canadian dollars as the closing price of the Westport Shares on the TSX on the last trading day prior to the relevant date and for awards stated in U.S. dollars as the closing price of the Westport Shares on NASDAQ on the last trading day prior to the relevant date.

•	The Omnibus Plan grants broad powers to the Westport Board (or HRC Committee, as applicable) to set terms of awards, including as to vesting (e.g. vesting may be set on any schedule and on any criteria, including performance). Specifically, vesting may be conditional upon passage of time, continued employment, satisfaction of performance criteria, or any combination of the foregoing, provided that:

•	performance conditions to vesting of any portion of an award, other than RSUs granted to Canadian residents, will be measured over a period of not less than one year; and

•

with respect to any award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code, and whether denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to shares or cash, the applicable performance criteria shall be a measure based on one or more of the performance criteria described below under the heading “– Performance Vesting Conditions for Awards

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Intended to Qualify as Performance-Based Compensation Pursuant to Section 162(m) of the Internal Revenue Code” determined by the HRC Committee or the Westport Board (subject to the terms of the Omnibus Plan) on or prior to the effective date of such award or as of any later time permitted under Section 162(m).

•	Awards may be tailored to meet the applicable tax and securities rules of Canada and the United States, and so for certain purposes distinguishes between Canadian awards and U.S. awards.

•	The Omnibus Plan maintains the limitations with respect to the issuance of awards to any one person or to insiders described in “– Plan Limitations”.

•	The Omnibus Plan provides that either the Westport Board or the HRC Committee, as applicable, may decide to accelerate awards (and the expiration dates) upon change of control. With respect to awards made under the Omnibus Plan, a “change of control” is defined generally to include acquisitions by persons or groups of beneficial ownership representing more than 50% of either the then outstanding Westport Shares or voting power of the then outstanding voting securities of Westport (with certain exclusions); members of Westport’s then “incumbent board” ceasing to be a majority of the Westport Board; a merger, reorganization, statutory or mandatory share exchange, business combination, consolidation or similar transaction involving Westport or one of its subsidiaries, a sale or other disposition of all or substantially all of the assets of Westport and its subsidiaries (considered on a consolidated basis), or the acquisition of assets or stock of another entity by Westport or any of its subsidiaries, unless the holders of the Westport Shares and voting securities own more than 50% of the “resulting entity” from the transaction (in substantially the same proportions), the members “incumbent board” of Westport continue to hold a majority of the board seats of the “resulting entity” and no other person owns more than 50% of Westport Shares or voting power (unless such ownership existed before the combination); or the shareholders approve a plan of complete liquidation or dissolution of Westport.

•	The Omnibus Plan explicitly specifies the consequences of termination of employment (including upon death or disability).

•	The Omnibus Plan allows awards other than Westport Options to have up to 10 year terms and Westport Options to have 5 year terms, provided that if the term of any award is to expire during a trading “blackout” established by Westport or pursuant to any lock-up agreement or similar trading restriction or within 10 business days thereafter, the expiry date of such award shall be extended to 10 business days following the end of the applicable blackout period.

Deferred Share Units

The Omnibus Plan permits non-employee directors to receive all or a portion of such non-employee director’s annual retainer, if eligible, through the grant of deferred share units. Such deferred share units will generally be fully vested at the time of their issuance and are settled on the third business day following the retirement or death of the applicable director or at the time the applicable director otherwise ceases to hold office or their engagement is terminated, subject to payment or other satisfaction of all related withholding obligations in accordance with the provisions of the Omnibus Plan.

Termination of Employment or Service

Unless otherwise determined by the Westport Board (or the HRC Committee), or otherwise set forth in the terms of an individual award, the following general rules will apply with respect to awards:

•	if employment or service is terminated for any reason whatsoever other than death, disability, retirement or for cause (in the opinion of Westport’s legal counsel) (or if service of a consultant is terminated for any reason whatsoever other than death), non-vested awards will terminate and the participant will be able to exercise his or her rights with respect to the vested portion of any Westport Option or SAR until the earlier of the date specified in the award, if any, or the 90th day after termination;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	if the employment or service is terminated by retirement the participant will be able to exercise his or her rights with respect to the vested portion of any Westport Option or SAR until the date specified in the award and any vested phantom share awards, RSUs, PSUs, and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan;

•	if employment or service is terminated by death or disability of an employee or director (or death of a consultant), nonvested awards will terminate and the participant (or his or her estate) will be able to exercise his or her rights with respect to the vested portion of any Westport Option or SAR until the earlier of the date specified in the award or during the one year period following death or disability (and special provisions are made with respect to death or disability after retirement and while the retiree has the power to exercise an award as provided above) and any vested phantom share awards, RSUs, PSUs and deferred share units shall be settled in accordance with the provisions of the Omnibus Plan; and

•	if employment or service is terminated for cause, in the opinion of Westport’s legal counsel, any unvested award granted pursuant to the Omnibus Plan shall be cancelled and all rights thereunder terminated.

The Omnibus Plan allows the Westport Board (or the HRC Committee, as applicable) to set other terms relating to termination of employment or service and relating to leaves of absence, including allowing or providing for acceleration of vesting and continuation of awards (or exercise periods) beyond the period generally provided above (subject to applicable stock exchange rules).

Plan Limitations

The number of Westport Shares that have been authorized for issuance in connection with awards available for grant under the Omnibus Plan since its inception is 9,900,000 (approximately 15.4% of the currently issued and outstanding Westport Shares). Of this number, as at February 12, 2016, 1,263,586 Westport Shares remain available for future grants of awards. This will represent approximately 1.2% of the currently issued and outstanding Westport Shares if 38,522,219 Westport Shares are issued, or made issuable, in connection with the closing of the Merger.

In order to convert equity compensation awards of Fuel Systems currently held by Fuel Systems employees to Westport Shares we will require an estimated additional 733,100 awards be available for grant under the Omnibus Plan (in no event will we require more than an additional 750,000 awards be available for grant under the Omnibus Plan).

Assuming the Omnibus Plan Increase Resolution is approved, the number of Westport Shares authorized for issuance in connection with awards under the Omnibus Plan would be 10,633,100 (representing approximately 10.3% of the issued and outstanding Westport Shares following the Merger, assuming 38,522,219 Westport Shares are issued, or made issuable, in connection with the closing of the Merger). If 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such number including 750,000 Westport Shares being issuable in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock), then the number of Westport Shares authorized for issuance in connection with awards under the Omnibus Plan would be 10,650,000 (representing approximately 10.3% of the issued and outstanding Westport Shares following the Merger.

For the purposes of calculating the award limits specified above:

•	Westport Shares subject to an award granted under Westport’s Stock Option Plan or Westport’s Share Unit Plan that were outstanding on July 15, 2010 but that have expired or are forfeited, surrendered or cancelled or otherwise settled shall not be counted against such limitation.

•

Awards that use the price of Westport Shares to determine the amount of the award or its settlement but that provide for settlement in cash (and not by the issuance of shares) shall be treated as covering the applicable number of Westport Shares solely for the purposes of computing the above limit and only while the award is not settled or terminated. Upon settlement in cash or termination of such award the Westport

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Shares used as a reference for determining the amount of the award or its settlement shall not be counted against the above limitation.

•	All Westport Options that lapse unexercised will be treated as not having been issued for the purposes of computing the foregoing limitation, but any issuance of Westport Shares pursuant to the terms of a Westport Option will reduce the number of Westport Shares available for issuance pursuant to Westport Options.

•	Any Westport Shares withheld or tendered for payment of taxes or any exercise or purchase price in respect of awards shall not be counted against the above limitation.

•	Any Westport Shares not ultimately issued in settlement of SARs shall not be counted against the above limitation.

•	Any Westport Shares issued in assumption, substitution or exchange for previously granted awards of an entity acquired by Westport shall not be counted against the above limitation.

Awards are also subject to the following limitations:

•	The aggregate number of Westport Shares subject to: (i) Westport Option or SAR awards granted under the Omnibus Plan; or (ii) issued pursuant to performance awards,

•	during any consecutive thirty-six (36) month period to any one participant under the plan shall not exceed, in respect of each of such awards, 500,000 Westport Shares (subject to adjustment, but only to the extent that such adjustment will not affect the status of any award intended to qualify as “performance-based compensation” under Section 162(m) of the Code); or

•	the maximum dollar amount of cash paid pursuant to performance awards during any calendar year to any one participant under the Omnibus Plan shall not exceed $3,000,000.

For as long as the Westport Shares are listed for trading on the TSX, the rules of the TSX with respect to security holder approval, and security based compensation arrangements apply to Westport:

•	the number of Westport Shares issued to “insiders” (including associates if legally required) within any one year period and issuable to the insiders at any time, under the Omnibus Plan and all other security-based compensation arrangements (as determined under the rules of the TSX) cannot exceed 10% of the total issued and outstanding Westport Shares, respectively;

•	the number of Westport Shares issued, or reserved for issuance with respect to awards, to any one “insider” (including associates if legally required) within any one year period under the Omnibus Plan and all other security-based compensation arrangements cannot exceed 5% of the total issued and outstanding Westport Shares; and

•	the number of Westport Shares issued to directors (non-employee) under the Omnibus Plan shall not exceed 250,000 and the annual equity award value of Westport Shares granted to directors (non-employee) shall not exceed $1,000,000 per such director in the aggregate over the life of the Omnibus Plan.

For these purposes, “insider” generally means a director or officer, a director or officer of an insider or of one of Westport’s subsidiaries, a person (or group) holding greater than 10% beneficial ownership of voting securities. Share limitations will generally be subject to adjustment based on corporate recapitalizations, stock splits, and other similar events.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Limitations on Repricings or Extension of Term of Insider Awards; Transferability

The exercise price for Westport Options issued to insiders (please refer to “– Plan Limitations”) and related SARs and the base price under stand-alone SARS after issuance may be reduced only with prior Westport Shareholder approval. Awards to other non-insider employees may also be limited.

If the rules of a stock exchange on which the Westport Shares are being traded require Westport Shareholder approval with respect to extension of awards issued to insiders, such extensions will not be effective until such approval is obtained.

Unless an award otherwise provides, an award is not transferable, other than by testamentary disposition by the participant or the laws of intestate succession. The Westport Board (or the HRC Committee) may allow transfers to family members or related entities. No transfer of incentive Westport Options may be made unless permitted by Section 422 of the Code.

Eligibility

All non-employee directors, executive officers, employees and consultants may become eligible for awards under the Omnibus Plan.

Amendments and Termination

The Omnibus Plan provides that the Westport Board may amend, suspend or terminate the Omnibus Plan, subject to applicable legal or stock exchange requirements. The Omnibus Plan specifically provides that, to the extent required by applicable law or by stock exchange requirements, shareholder approval will be required for the following types of amendments:

•	any amendments which would result in the exercise price for any award granted under the Omnibus Plan being lower than the market value of the shares underlying the award at the time the award is granted, except for purposes of maintaining an award’s value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, takeover bid or similar transaction;

•	any amendment which reduces the exercise price or purchase price of an award, except for purposes of maintaining an awards value in connection with a conversion, change, reclassification, redivision, redesignation, subdivision or consolidation of shares or a reorganization, amalgamation, consolidation, merger, take-over bid or similar transaction;

•	any amendment that would result in the cancellation of a Westport Option or SAR in exchange for a Westport Option or SAR with a lower exercise price from that of the original Westport Option or SAR or another award or cash payment;

•	any amendment extending the term of an award beyond its original expiry date except as otherwise permitted by the Omnibus Plan;

•	any amendment extending eligibility to participate in the Omnibus Plan to persons other than officers, employees, non-employee directors or consultants or increasing the annual limit on awards to non-employee directors;

•	any amendment permitting the transfer of awards, other than for normal estate settlement purposes or to a trust governed by a registered retirement savings plan, registered retirement income fund, tax free savings account, registered education savings plan or similar plan;

•	any amendment increasing the maximum aggregate number of shares that may be subject to issuance at any given time in connection with awards granted under the Omnibus Plan;

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

•	any amendment to the amendment provisions;

•	the adoption of any Westport Option exchange involving awards; and

•	any other amendment required to be approved by Westport Shareholders under applicable law or rules of a stock exchange.

Westport Shareholder approval for amendments to the Omnibus Plan are, by contrast, not required in connection with the following types of amendments, which may be made by the Westport Board alone, unless and to the extent prohibited by applicable law or by stock exchange requirements:

•	amendments of a technical, clerical or “housekeeping” nature including, without limiting the generality of the foregoing, any amendments for the purpose of curing any ambiguity, error or omission in the Omnibus Plan or to correct or supplement any provision of the Omnibus Plan that is inconsistent with any other provision of the Omnibus Plan;

•	amendments necessary to comply with the provisions of applicable law and the rules of any applicable stock exchange;

•	amendments necessary in order for awards to qualify for favorable treatment under Section 162(m), 409A or 422 of the Code, or any successor provisions or under the Income Tax Act (Canada);

•	amendments respecting administration of the Omnibus Plan including, without limitation, the method or manner of exercise of any award;

•	any amendments to the vesting provisions of the Omnibus Plan or any award;

•	any amendments to the early termination provisions of the Omnibus Plan or any award, whether or not such award is held by an insider, provided such amendment does not entail an extension of an award beyond the original expiry date;

•	any amendments in the termination provisions of the Omnibus Plan or any award, other than an award held by an insider in the case of an amendment extending the term of an award, provided any such amendment does not entail an extension of the expiry date of such award beyond its original expiry date;

•	the addition of any form of financial assistance by Westport for the acquisition by all or certain categories of participants of shares under the Omnibus Plan, and the subsequent amendment of any such provision;

•	the addition or modification of a cashless exercise feature, payable in cash or shares, which provides for a full deduction of the number of underlying shares from the Omnibus Plan reserve;

•	adjustments to outstanding awards in the event of a change of control or similar transaction entered into by Westport;

•	amendments necessary to suspend or terminate the Omnibus Plan; and

•	any other amendment, whether fundamental or otherwise, not requiring Westport Shareholder approval under applicable law or the rules of the stock exchanges.

Performance Vesting Conditions for Awards Intended to Qualify as Performance-Based Compensation Pursuant to Section 162(m) of the Internal Revenue Code

Awards granted under the Omnibus Plan may qualify as “performance-based compensation” under Section 162(m) of the Code in order to preserve U.S. federal income tax deductions by Westport with respect to annual

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

compensation required to be taken into account under Section 162(m). Such awards would be subject to the attainment of pre-established performance goals. Such goals may include, without limitation, elements that reference the performance by Westport or its subsidiaries, divisions, or its business or geographical units or functions and/or elements that reflect individual performance. The performance goals for such awards shall be designed to be objective and otherwise meet the requirements of Section 162(m) of the Code and the related regulations. Performance goals may differ among awards designed to be “performance-based compensation” and among different participants.

A performance goal need not be based upon an increase or positive result under a business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to a specific business criterion). To the fullest extent allowed by law, the Omnibus Plan allows performance goals to be established based on individual goals and performance in addition to or in substitution for criteria described above, as long as such goals are pre-established and objective and not based on mere continued employment. The HRC Committee will determine whether the applicable qualifying performance criteria have been achieved.

Unless an adjustment would affect the status of an award as “performance-based compensation” under Section 162(m) of the Code, the Westport Board (or HRC Committee) may appropriately adjust any evaluation of performance under a performance goal to exclude any of the following events that occurs during a performance period: asset write-downs, litigation or claim judgments or settlements, the effect of changes in or provisions under tax law, accounting principles or other such laws or provisions affecting reported results, accruals for reorganization and restructuring programs and any extraordinary non-recurring items as described in applicable accounting literature or Westport’s management’s discussion and analysis of financial condition and results of operations appearing in Westport’s periodic reports under the Exchange Act for the applicable period.

Term

The Omnibus Plan is effective with respect to grants of awards issued before July 15, 2020. The Westport Board has the power, at any time, to amend, suspend or terminate the Omnibus Plan, subject to the above-detailed restrictions.

AUDITORS

Deloitte LLP was nominated and subsequently appointed as the auditor of Westport effective April 24, 2014. Deloitte LLP resigned as the auditor of Westport on September 30, 2015 at Westport’s request. KPMG LLP was appointed as the auditor of Westport by the Westport Board, pending their subsequent acceptance of such appointment and the resignation of Deloitte LLP, on September 29, 2015. See “Appendix J – Auditor Reporting Package”.

ADDITIONAL INFORMATION

Except as otherwise specified herein, the information set forth in this Circular is provided as of February 12, 2016.

Additional information relating to Westport is available through the Internet at www.westport.com, under Westport’s profile on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. Financial information of Westport is provided in the comparative financial statements and management’s discussion and analysis of Westport for the most recently completed financial year. Copies of the financial statements and management’s discussion and analysis of Westport may be obtained from the Vice President, Capital Markets & Communications, of Westport at 1750 West 75th Avenue, Suite 101, Vancouver, British Columbia V6P 6G2 or by facsimile at 604-718-2001.

INFORMATION CONCERNING FUEL SYSTEMS

See “Appendix E – Information Concerning Fuel Systems Solutions, Inc.”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

MATTERS TO BE CONSIDERED AT THE MEETING

Merger Resolution

The Merger

The Merger, if completed, will result in the acquisition of all of the issued and outstanding Fuel Systems Stock by Westport. The Merger is expected to result in an aggregate of approximately 38,522,219 Westport Shares being issued, or made issuable, pursuant to the Merger (in no event will more than 39,450,000 Westport Shares be issued, or made issuable, pursuant to the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger)). See “The Merger”, “Effect of the Merger” and “Procedure for the Merger to Become Effective” in this Information Circular.

Merger Resolution

The TSX requires shareholder approval in circumstances where a transaction will result in the issuance of 25% or more of the issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. The Merger is expected to result in the issuance of up to approximately 38,522,219 Westport Shares, being equal to approximately 59.8% of the current issued and outstanding Westport Shares and approximately 37.4% of the Westport Shares that will be issued and outstanding following completion of the Merger on a non-diluted basis. However, in no event shall the number of Westport Shares issued in connection with the Merger exceed approximately 61.3% of the 64,409,637 currently issued and outstanding Westport Shares (assuming 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger)).

Accordingly, at the Meeting, Westport Shareholders will be asked to approve the Merger Resolution in the form set forth in Appendix A to this Circular.

The Merger Resolution must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Merger Resolution.

It is a condition of the Merger that the Merger Resolution be approved by the Westport Shareholders.

Omnibus Plan Increase Resolution

At the Meeting, Westport Shareholders will be asked to pass an ordinary resolution to approve: (i) the terms of the options to purchase common shares of Westport to be granted to holders of all outstanding in-the-money Fuel Systems Options, in connection with the assumption by Westport of the Fuel Systems Options and in accordance with the terms of the Merger Agreement; (ii) the terms of the restricted stock units of Westport to be granted to holders of all outstanding Fuel Systems RSUs, in connection with the assumption by Westport of the Fuel Systems RSUs and in accordance with the terms of the Merger Agreement; (iii) the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems Restricted Stock, in connection with the assumption by Westport of the Fuel Systems Restricted Stock and in accordance with the terms of the Merger Agreement; and (iv) an increase in the number of Westport Shares reserved for issuance pursuant to awards available for grant under the Omnibus Plan by such number as is required in connection with the assumption of the Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock pursuant to the Merger Agreement (the “Omnibus Plan Increase Resolution”).

The Westport Board has approved the proposed amendment to the Omnibus Plan, subject to receipt of applicable regulatory and shareholder approvals.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

The Omnibus Plan Increase Resolution must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Omnibus Plan Increase Resolution.

For a description of the terms of the Omnibus Plan see “Equity Compensation Plan Information – Description of Omnibus Plan”.

At the Meeting, Westport Shareholders will be asked to consider and, if thought fit, approve the following resolution:

“BE IT RESOLVED as an ordinary resolution that:

1.	the terms of the Westport Options to be granted to holders of all outstanding in-the-money Fuel Systems Options, in connection with the assumption of such Fuel Systems Options, will be such that the Fuel Systems Options will continue to have, and be subject to, the same terms and conditions as immediately prior to the effective time of the Merger, except that such Fuel Systems Options will be options exercisable for Westport Shares, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, is hereby authorized and approved;

2.	the terms of the RSUs to be granted to holders of all outstanding Fuel Systems RSUs, in connection with the assumption of such Fuel Systems RSUs, will be such that the Fuel Systems RSUs will continue to have, and be subject to, the same terms and conditions as immediately prior to the effective time of the Merger, except that such Fuel Systems RSUs will be restricted share units convertible into Westport Shares, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, is hereby authorized and approved;

3.	the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems Restricted Stock, will be such that the Fuel Systems Restricted Stock will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as immediately prior to the effective time of the Merger, except that each such share of Fuel Systems Restricted Stock will be converted into a number of restricted shares of Westport equal to the number of outstanding Fuel Systems Restricted Stock, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, is hereby authorized and approved;

4.	the Omnibus Plan shall be amended to increase the maximum aggregate number of Westport Shares that may be subject to issuance in connection with awards granted under the Omnibus Plan by such amount as is required to permit the assumption of the Fuel Systems Options, the Fuel Systems RSUs and the Fuel Systems Restricted Stock as required by the Merger Agreement, with such number being estimated at 733,100 Westport Shares, but in no event will such number be greater than 750,000 Westport Shares;

5.	notwithstanding that the above resolutions have been passed by the Westport Shareholders, the Westport Board may, in its sole discretion, revoke these resolutions, in whole or in part, without any further approval of the Westport Shareholders; and

6.	any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with giving effect to the foregoing resolutions, including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

It is a condition of the Merger that Westport assume each outstanding in-the-money Fuel Systems Option, each outstanding Fuel Systems RSU and each share of Fuel Systems Restricted Stock. The assumption of such Fuel Systems awards is proposed to be effected by having Westport Shareholders approve the Omnibus Plan Increase Resolution. If Westport Shareholders do not approve the Omnibus Plan Increase Resolution the

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Fuel Systems awards will be assumed outside of the Omnibus Plan through the assumption by Westport of the Fuel Systems incentive plans under which each award being assumed was granted.

Name Change Resolution

Subject to the approval of the Merger Resolution and completion of the Merger, Westport is proposing to effect a name change of its corporate name from “Westport Innovations Inc.” to “Westport Fuel Systems Inc.” (the “Name Change”) and, accordingly, the Westport Shareholders are being asked at the Meeting for approval of a special resolution to amend Westport’s articles of incorporation to give effect to the Name Change (the “Name Change Resolution”).

Notwithstanding approval of the Name Change by Westport Shareholders, the Westport Board, in its discretion, may determine not to act upon the Name Change Resolution and not file articles of amendment giving effect to the Name Change, without further approval of Westport Shareholders. The Name Change will be conditional upon receipt of all necessary regulatory approvals, including the acceptance of the TSX.

Set forth below is the special resolution to be submitted to the Westport Shareholders in relation to the Name Change, which must be passed by at least 66 2/3% of the votes cast by the shareholders who vote in respect of the resolutions. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Name Change Resolution.

“BE IT RESOLVED as a special resolution that:

1.	the articles of Westport be amended pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta) to change the name of Westport Innovations Inc. to Westport Fuel Systems Inc.;

2.	notwithstanding the passing of this special resolution by the Westport Shareholders, the Westport Board may, in its sole discretion, determine not to act upon this special resolution and not file articles of amendment giving effect to the Name Change, without any further approval of the Westport Shareholders; and

3.	any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with the giving effect to the Name Change including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

General Proxy Matters

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Westport for use at the Meeting and the associated costs thereof will be borne by Westport. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of, or advisors to, Westport (who will not be specifically remunerated therefor). Westport has retained Laurel Hill as its proxy solicitation agent and to assist it in connection with communications with Westport Shareholders. In connection with such services, Laurel Hill is expected to receive an estimated fee of approximately $35,000, plus out-of-pocket expenses.

The information set forth below generally applies to registered holders of Westport Shares (i.e., if your Westport Shares are registered in your name). If you are a Beneficial Holder of Westport Shares (i.e., if your Westport Shares are held through a broker, financial institution or other nominee), please see “Information for Beneficial Holders” in this Circular.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Appointment and Revocation of Proxies

Accompanying this Circular is a form of proxy for registered Westport Shareholders. The persons named in the enclosed form of proxy are directors and/or officers of Westport. A Westport Shareholder has the right to appoint a person (who need not be a Westport Shareholder) other than the persons designated in the form of proxy provided by Westport to represent the Westport Shareholder at the Meeting. To exercise this right, the Westport Shareholder should strike out the names of management designees in the enclosed form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. If you are a registered Westport Shareholder and are unable to attend the Meeting in person, please exercise your right to vote by completing, dating, signing and returning the enclosed form of proxy to Computershare Trust Company of Canada, Westport’s transfer agent. To be valid, completed proxy forms must be completed, dated, signed and deposited with Computershare Trust Company of Canada: (i) by mail, using the enclosed return envelope or one addressed to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; (ii) by hand delivery to Computershare Trust Company of Canada, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or (iii) by telephone to 1-866-732-8683 for North American callers or to 1-310-588-4290 for callers outside of North America. You may also vote through the internet and if you vote through the Internet, you may also appoint another person to be your proxyholder. Please go to www.investorvote.com and follow the instructions. You will require your 15-digit control number found on your proxy form. All proxy or voting instructions must be received in each case no later than 2:00 p.m. (Pacific time) on March 16, 2016, or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before the beginning of any adjournment or postponement of the Meeting. The proxy shall be in writing and executed by the Westport Shareholder or such Westport Shareholder’s attorney authorized in writing, or if such Westport Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney, The Chairman of the Meeting shall have the discretion to accept all, but not less than all, valid proxies received after the foregoing deadline and prior to the Meeting.

The Record Date for determination of Westport Shareholders entitled to receive notice of and to vote at the Meeting is the close of business on February 1, 2016. Westport will prepare, as of the Record Date, a list of Westport Shareholders entitled to receive notice of the Meeting and showing the number of Westport Shares held by each such Westport Shareholder. Only Westport Shareholders whose names have been entered in the register of holders of Westport Shares on the close of business on the Record Date will be entitled to receive notice of and to vote the Westport Shares shown opposite such Westport Shareholder’s name at the Meeting; provided that, to the extent that a Westport Shareholder transfers ownership of any Westport Shares after the Record Date and the transferee of those Westport Shares establishes ownership of such Westport Shares and demands, not later than 10 days before the Meeting, to be included in the list of Westport Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote such Westport Shares at the Meeting.

In addition to revocation in any other manner permitted by law, a Westport Shareholder may revoke a proxy: (i) by instrument in writing executed by the Westport Shareholder or such Westport Shareholder’s attorney authorized in writing or if the Westport Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof, duly authorized, and deposited either with the Computershare Trust Company of Canada, acting as scrutineers, at the office of Computershare Trust Company of Canada designated in the notice of the Meeting and this Circular not later than 5:00 p.m. (Calgary time) on the Business Day preceding the day of the Meeting (or any adjournment or postponement thereof) or with the Chairman on the day of the Meeting (or any adjournment or postponement thereof); or (ii) by a duly executed and deposited proxy bearing a later date or time than the date or time of the proxy being revoked.

It should be noted that the participation in person by a Westport Shareholder in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by the Westport Shareholder in respect of business covered by that vote.

Proxy Voting

The Westport Shares represented by an effective proxy will be voted in accordance with the instructions specified therein. Where no choice is specified, the Westport Shares will be voted FOR approval of each of the matters to be considered at the Meeting. The enclosed form of proxy confers discretionary authority upon the persons named

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

therein in respect of amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date hereof, management of Westport knows of no amendments, variations or other matters to come before the Meeting; however, if any other matter properly comes before the Meeting, the enclosed form of proxy will be voted on such matter in accordance with the best judgment of the person(s) voting the proxies.

Computershare Trust Company of Canada will count and tabulate the proxies. Proxies will be referred to Westport only in cases where a Westport Shareholder clearly intends to communicate with Westport’s management (by making a written statement on the proxy form), in the event of a proxy contest or when it is necessary to do so to meet the requirements of applicable law. Following the Meeting, a report on the voting results will be filed with the Canadian securities regulators on SEDAR at www.sedar.com.

Voting Securities of Westport and Principal Holders Thereof

As at February 12, 2016, there are 64,409,637 Westport Shares issued and outstanding which are its only outstanding voting securities. Each Westport Share entitles the holder thereof to one vote per share at the Meeting.

Other than as disclosed below, to the knowledge of the directors and executive officers of Westport, no person or company beneficially owns or controls or directs, directly or indirectly, voting securities carrying more than 10% percent of the voting rights attached to any class of voting securities of Westport as at the date hereof.

As at February 12, 2016, Mr. Kevin Douglas, through and on behalf of the Douglas Parties, beneficially owns, or controls or directs, directly or indirectly 10,151,461 Westport Shares, representing approximately 15.7% of the issued and outstanding Westport Shares.

If the Merger is completed, to the knowledge of the directors and executive officers of Westport, no person or company will beneficially own or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Westport, other than Mr. Kevin Douglas, who, through and on behalf of the Douglas Parties, after exchange of the 2,671,684 shares of Fuel Systems Stock such parties currently own for Westport Shares, is expected to beneficially own, control or direct, directly or indirectly, approximately 15,839,476 Westport Shares, representing, approximately 15.4% of the issued and outstanding Westport Shares following the Merger (assuming 38,522,219 Westport Shares are issued, or made issuable, in connection with the closing of the Merger) (approximately 15.3% of the issued and outstanding Westport Shares following the Merger, assuming 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger)).

Quorum

Under Westport’s by-laws, quorum for the transaction of business at the special meeting is two persons present and holding or representing by proxy at least 25% of the shares entitled to vote at the meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

APPENDIX A

MERGER RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.	the issuance of such number of common shares (“Westport Shares”) of Westport Innovations Inc. (“Westport”) to holders (“Fuel Systems Stockholders”) of Fuel Systems Solutions, Inc. (“Fuel Systems”) common stock, as is required pursuant to the Agreement and Plan of Merger dated as of September 1, 2015 by and among Westport, Whitehorse Merger Sub Inc. and Fuel Systems as the same may be amended from time to time, to complete the exchange by Fuel Systems Stockholders of each share of the outstanding common stock of Fuel Systems for 2.129 Westport Shares (the “Merger”), with such number being estimated at 38,522,219 Westport Shares, but in no event will such number be greater than 39,450,000 Westport Shares (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems options, Fuel Systems restricted stock units and Fuel Systems restricted stock that will be assumed by Westport in connection with the Merger), is hereby authorized and approved;

2.	notwithstanding that the above resolutions have been passed by the holders of Westport Shares (“Westport Shareholders”), the board of directors of Westport may, in its sole discretion, revoke these resolutions, in whole or in part, without any further approval of the Westport Shareholders; and

3.	any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with giving effect to the foregoing resolutions, including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.

A – 1

APPENDIX B

AGREEMENT AND PLAN OF MERGER — CAUTIONARY NOTE FOR READERS

The attached Agreement and Plan of Merger has been filed with certain securities regulatory authorities in Canada pursuant to National Instrument 51-102 — Continuous Disclosure Obligations, which requires Westport Innovations Inc. (the “Corporation”) to file certain material contracts to which it (or any subsidiary) is a party. Unlike certain other documents filed on behalf of the Corporation, the attached Agreement and Plan of Merger has not been prepared as a disclosure document and was not drafted with the intention of providing factual information about the Corporation (or any affiliate) for the benefit of investors. The attached Agreement and Plan of Merger contains representations and warranties made by the Corporation and certain of its affiliates to various counterparties for risk allocation purposes, and solely for benefit of those counterparties. National Instrument 51-102 allows reporting issuers to omit certain provisions of material contracts and readers are cautioned that statements made by the Corporation (and its affiliates) in the attached Agreement and Plan of Merger and the related Schedules and Disclosure Letters may be qualified (in whole or in part) by information redacted from the attached copy of the Agreement and Plan of Merger and such related Schedules and Disclosure Letters, which information is not otherwise available to the public.

Specifically, information regarding the organization of the Fuel Systems Automotive and Industrial Group Business Unit and certain disclosures from the referenced Disclosure Letters have been redacted from this filing for confidentiality reasons and as such disclosure may be prejudicial to the Corporation. Moreover, information concerning the Corporation or its affiliates or the subject matter of statements made in the attached Agreement and Plan of Merger concerning the Corporation or certain affiliates may change after the date of the Agreement and Plan of Merger, and subsequent information may or may not be fully reflected in the Corporation’s public disclosures. Accordingly, investors should not rely on statements in the attached Agreement and Plan of Merger concerning the Corporation (or any of its affiliates) as accurate statements of fact.

Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.

And

FUEL SYSTEMS SOLUTIONS, INC.

Dated as of September 1, 2015

i

Execution Version

Execution Version

Execution Version

Exhibits

Exhibit A:	Amended and Restated Certificate of Incorporation of the Surviving Entity
Exhibit B:	Form of Amended and Restated Bylaws of the Surviving Entity
Exhibit C:	List of Appointed Directors of Parent
Exhibit D:	Officers of the New Fuel Systems Automotive and Industrial Group Business Unit – a Wholly Owned Business Unit of Westport Fuel Systems

Schedules:

Schedule 3.2
Schedule 7.1(b)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2015 (this “Agreement”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect a business combination transaction in which the Merger Sub will be merged with and into the Company, with the Company being the surviving entity (the “Merger”), and each outstanding share of common stock, par value $0.001 per share (the “Company Common Stock”), of the Company will be converted into the right to receive the applicable Merger Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL;

WHEREAS, the respective boards of directors of the Company and Parent have approved this Agreement, the Merger and the other transactions contemplated by this Agreement and declared that this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable;

WHEREAS, the respective board of directors of the Company, Parent and Merger Sub, have directed that this Agreement, the Merger and the other transactions contemplated by this Agreement be submitted for consideration at meetings of their respective stockholders and have resolved to recommend that their respective stockholders vote to approve this Agreement and the Merger and the other transactions contemplated by this Agreement;

WHEREAS, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the parties intend that the Merger will (i) qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a condition to each of Parent and the Company entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, (i) Parent is entering into Voting Agreements with certain stockholders of the Company, and (ii) the Company is entering into Voting Agreements with certain shareholders of Parent (each, a “Voting Agreement” and together, the “Voting Agreements”), pursuant to which inter alia each of those stockholders and shareholders has agreed, subject to the terms thereof, to vote all shares of the Company Common Stock or Parent Common Shares, as the case may be, owned by such stockholder or shareholder in accordance with the terms of such Voting Agreement; and

WHEREAS, three members of the Parent Board shall resign from the Parent Board, effective simultaneously with the consummation of the Merger, and the remaining members of the Parent Board shall elect three directors designated by the Company to fill the vacancies on the Parent Board resulting from such resignations.

Execution Version

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions.

(a) For purposes of this Agreement:

“2009 Plan” shall mean the Company’s 2009 Restricted Stock Plan.

“2011 Phantom Plan” shall mean the Company’s 2011 Phantom Stock Option Plan.

“2011 Plan” shall mean the Company’s 2011 Stock Option Plan.

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement containing terms no less restrictive than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 6.5, and shall not include any standstill provisions.

“Action” shall mean any claim, action, suit, proceeding, arbitration, mediation or other investigation.

“Affiliate” of a specified Person shall mean a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Antitrust Laws” shall mean the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Assets” means, with respect to any Person, all of the assets, rights, interests and other properties, real, personal and mixed, tangible and intangible, owned by such Person.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York are authorized or obligated by Law or executive order to close.

Execution Version

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other material plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, bonus, profit-sharing, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefits, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or the Company Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Company Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Company that was not known by the Company Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Company Board prior to obtaining the Company Stockholder Approval and (ii) does not relate to a Company Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Company Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Company Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Company Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of the Company to meet any projections or forecasts or any decrease in the market price of the Company Common Stock (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Company Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which the Company and the Company Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement, or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Parent, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law or GAAP or the interpretation or enforcement thereof,

Execution Version

which in the case of each of clauses (ii), (iii), and (viii) do not disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Company Option” shall mean any outstanding option to purchase shares of Company Common Stock granted pursuant to the Company Plans.

“Company Phantom Share” shall mean any phantom share awards granted pursuant to the Company Plans.

“Company Plans” shall mean the 2009 Plan, the 2011 Plan and the 2011 Phantom Plan.

“Company Restricted Stock” shall mean restricted stock award granted pursuant to the Company Plans.

“Company Restricted Stock Unit” shall mean any outstanding restricted stock unit covering shares of Company Common Stock granted pursuant to the Company Plans.

“Company Stockholder Meeting” shall mean the meeting of the holders of shares of Company Common Stock for the purpose of seeking the Company Stockholder Approval, including any postponement and adjournment thereof.

“Company Subsidiary” shall mean a Subsidiary of the Company.

“Confidentiality Agreement” shall mean the letter agreement, dated March 16, 2015, as amended from time to time, between the Company and Parent.

“Contract” shall mean any contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by Contract or otherwise.

“CWI” shall mean Cummins Westport Inc.

“CWI Joint Venture Agreement” shall mean that certain second and amended and restated joint venture agreement among Cummins Inc. and Parent, dated effective as of February 19, 2012.

“Data Site” shall mean the “Project Engine” electronic data site established and maintained by the Company at .sharefile.com.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

Execution Version

“DGCL” shall mean the Delaware General Corporation Law, Title 8, Chapter 1 of the Delaware Code.

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, wildlife, land surface or subsurface land, and natural resources), or human health or safety (as such matters relate to Hazardous Materials), including Laws relating to (i) Releases or threatened Releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“Environmental Permit” shall mean any permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expenses” shall mean all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, and filing of the Form F-4, the preparation, printing, filing and mailing of the Proxy Statement and Circular and all SEC and Canadian Securities Commissions and other regulatory filing fees incurred in connection with the Form F-4, the Proxy Statement and the Circular, the solicitation of stockholder approvals, engaging the services of the Exchange Agent, obtaining third-party consents, any other filings with the SEC and Canadian Securities Commissions and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

“Fractional Share Consideration” shall mean the aggregate amount paid with respect to fractional shares in accordance with Section 3.8.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Authority” shall mean any United States (federal, state or local) or foreign government, arbitration panel, or any governmental or quasi-governmental, regulatory, judicial or administrative authority, board, bureau, agency, commission or self-regulatory organization.

Execution Version

“Hazardous Materials” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, or asbestos-containing materials, toxic mold, radon, or other substances that are regulated under Environmental Law due to possible adverse effects on human health or the environment.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Company Option” shall mean a Company Option with an exercise price that is less than the per share dollar value of the Merger Consideration immediately prior to the Effective Time.

“Indebtedness” shall mean, with respect to any Person, (i) all indebtedness, notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations issued, undertaken or assumed as the deferred purchase price for any property, assets or services, (iv) all obligations under capital leases, (v) all obligations in respect of bankers acceptances or letters of credit, (vi) all obligations under interest rate cap, swap, collar or similar transaction or currency hedging transactions, (vii) the deferred purchase price of property or services (excluding trade payables and accrued expenses arising in the ordinary course of business), and (viii) any guarantee of any of the foregoing, whether or not evidenced by a note, mortgage, bond, indenture or similar instrument.

“Indemnitee” shall mean any individual who, on or prior to the Effective Time, was an officer or director of the Company or served on behalf of the Company as an officer or director (or the equivalent) of any of the Company Subsidiaries.

“Intellectual Property” shall mean all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models and methodologies, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

Execution Version

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” shall mean the actual knowledge of the following officers and employees of the Company and Parent, as applicable, after inquiry reasonable under the circumstances: (i) for the Company: Mariano Costamagna, Pietro Bersani, Michael Helfand, Massimiliano Fissore, Peter Chase and Andrea Alghisi; and (ii) for Parent: David R. Demers, Nancy S. Gougarty, Ashoka Achuthan and Salman Manki; provided that with respect to matters relating to Weichai Westport, “Knowledge” shall mean the actual knowledge of the foregoing individuals without inquiry.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws, rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Lien” shall mean with respect to any asset (including any security), any mortgage, deed of trust, hypothecation, claim, condition, covenant, lien, pledge, charge, security interest, preferential arrangement, option or other third party right (including right of first refusal or first offer), restriction, right of way, easement, title defect or encumbrance of any kind in respect of such asset, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“NASDAQ” shall mean The NASDAQ Stock Market.

“Occurrence” shall mean any accident, happening or event which is caused or allegedly caused by any alleged hazard or alleged defect in manufacture, design, materials or workmanship of any Product that can reasonably be expected to result in an Action or loss.

“Order” shall mean a judgment, order or decree of a Governmental Authority.

“Parent Acquisition Proposal” shall mean any proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of Parent or any Parent Subsidiary (other than CWI) representing fifty percent (50%) or more of the consolidated assets of Parent and the Parent Subsidiaries (other than CWI), taken as a whole as determined on a book-value basis, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture, business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing fifty percent (50%) or more of the voting power of Parent or any of the Parent Subsidiaries (other than CWI) whose business constitutes fifty percent (50)% or more of the net revenue, net income or assets of Parent and the Parent Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined

Execution Version

in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to Parent in which a Third Party shall acquire beneficial ownership of fifty percent (50%) or more of the outstanding shares of any class of voting securities of Parent or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Parent Acquisition Proposal” shall not include (x) the Merger or the other transactions contemplated by this Agreement, or (y) any proposal or offer relating to any existing purchase option, right of first offer, right of first refusal or buy/sell provision contained in any agreement to which Parent or any Parent Subsidiary is a party.

“Parent Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, profit-sharing, bonus, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by Parent or Parent Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Parent Intervening Event” shall mean a material event, fact, circumstance, development or occurrence that (i) affects the business, assets or operations of Parent that was not known by the Parent Board as of the date of this Agreement (or, if known, the consequences of which were not reasonably foreseeable to the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known to or by the Parent Board prior to obtaining the Parent Shareholder Approval, and (ii) does not relate to a Parent Acquisition Proposal; provided, however, that in no event shall changes in the market price or trading volume of the Company Common Stock or the Parent Common Shares, or the fact that a party meets or exceeds internal or published projections, forecasts or revenue or earnings predictions for any period be a Parent Intervening Event; provided, further, however, that the underlying causes of such change or fact shall not be excluded by the preceding proviso.

“Parent Material Adverse Effect” shall mean any event, circumstance, change or effect (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of Parent, Merger Sub and the other Parent Subsidiaries, taken as a whole or (b) that will, or would reasonably be expected to, prevent or materially impair the ability of the Company, Parent or Merger Sub to consummate the Merger before the Outside Date; provided, however, that for purposes of clause (a) “Parent Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from (i) any failure of Parent to meet any projections or forecasts or any decrease in the market price of Parent Common Shares (it being understood and agreed that any event, circumstance, change or effect giving rise

Execution Version

to such failure or decrease shall be taken into account in determining whether there has been a Parent Material Adverse Effect), (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iii) any changes in the legal or regulatory conditions in the geographic regions in which Parent and the Parent Subsidiaries operate, (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (v) the public announcement of this Agreement or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees, (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of the Company, (vii) earthquakes, hurricanes or other natural disasters, or (viii) changes in Law, GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), (iv), and (viii) do not disproportionately affect Parent and the Parent Subsidiaries, taken as a whole, relative to other participants in the industry in which such party operates or the markets for any of such party’s products or services in general.

“Parent Material Contract” shall mean (i) each Contract in effect as of the date of this Agreement to which Parent or any Parent Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any Contract that will no longer be in effect following the Closing and (y) any Contract that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by Parent or any Parent Subsidiary without penalty, (ii) the CWI Joint Venture Agreement and (iii) each Contract that is required to be filed by Parent with the Canadian Securities Commissions pursuant to Part 12 of National Instrument 51-102 of such administrators. A Contract is “terminable-at-will”, as that expression is used in this definition if it expressly provides that it is terminable-at-will, regardless of whether any covenant of good faith and fair dealing may be implied as a matter of law in connection with the termination thereof.

“Parent Shareholder Meeting” shall mean the meeting (including any postponement and adjournment thereof) of the holders of shares of Parent Common Shares for the purpose of seeking the Parent Shareholder Approval and the Parent Name Change Approval.

“Parent Subsidiary” shall mean a Subsidiary of Parent; provided, that for the avoidance of doubt, Weichai Westport shall not be deemed to be a “Parent Subsidiary” hereunder.

“Permitted Liens” means only (a) Liens for Taxes that are (1) not yet delinquent, or (2) being contested in good faith by appropriate proceedings; provided that adequate reserves have been established in the applicable financial statements for such contested Liens; (b) workers or unemployment compensation Liens arising in the ordinary course of business consistent with past practice; (c) mechanic’s, materialman’s, supplier’s, vendor’s or similar Liens arising in the ordinary course of business consistent with past practice securing amounts that are not delinquent or past due or being contested in good faith and that are not material to the business, operations and financial condition of the Company or the Company Subsidiaries; (d) licenses of Intellectual Property arising in the ordinary course of business consistent with past practices; (e) zoning ordinances, easements and similar requirements affecting real property; and (f) in the case of any Leased Real Property, (i) the rights of any lessor and (ii) any Lien granted by any lessor of

Execution Version

such Leased Real Property or any such lessor’s predecessors in title, which with respect to (e) and (f) would not, individually or in the aggregate, be reasonably expected to materially interfere with the present use, intended use, occupancy or value of such real property to the business of the Company or the Company Subsidiaries.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or a government or a political subdivision, agency or instrumentality of a government.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission (including the staff thereof).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securitization Documents” shall mean that certain Committed Credit Facility dated July 10, 2009 between the Company/IMPCO Technologies, Inc. and Intesa SanPaolo S.p.A. and (ii) that certain Loan Agreement between MTM, S.r.L. and Unicredit Banca Medio Credito S.p.A., dated December 2, 2004.

“Subsidiary” shall mean, with respect to any Person (a) any corporation of which at least fifty percent (50%) of the outstanding voting securities is directly or indirectly owned by such Person (b) any partnership, limited liability company, joint venture or other entity of which at least fifty percent (50%) of the total equity interest is directly or indirectly owned by such Person or of which such Person or any of its Subsidiaries is a general partner, manager, managing member or the equivalent.

“Tax” or “Taxes” shall mean all foreign and domestic federal, state, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including, without limitation, income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added, alternative, estimated and all other taxes of any kind for which a Person may have any liability imposed by any Governmental Authority, whether disputed or not, or payable (i) pursuant to any tax sharing arrangement or any other Contract relating to sharing or payment or such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge or (ii) as a result of being

Execution Version

a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

“Tax Return” shall mean any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Authority in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Termination Fee” shall mean $5,500,000.

“Third Party” shall mean any Person or group of Persons other than Parent, Merger Sub and their respective Affiliates.

“TSX” shall mean the Toronto Stock Exchange.

“VWAP of Parent Common Shares” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the thirty (30) trading days ending on and including the trading day immediately prior to, but not including, the date hereof, as reported by Bloomberg.

“Weichai Westport” shall mean Weichai Westport Inc.

“WPI” shall mean Westport Power Inc.

Execution Version

The following terms shall have the respective meanings set forth in the Section set forth below opposite such term:

2009 Plan	Section 1.1(a)
2011 Phantom Plan	Section 1.1(a)
2011 Plan	Section 1.1(a)
Acceptable Confidentiality Agreement	Section 1.1(a)
Action	Section 1.1(a)
Affiliate	Section 1.1(a)
Aggregate Merger Consideration	Section 3.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.5(a)
Antitrust Laws	Section 1.1(a)
Assets	Section 1.1(a)
Book-Entry Share	Section 3.1(b)
Business Day	Section 1.1(a)
Canadian Securities Commissions	Section 5.7(f)
Canadian Securities Laws	Section 5.7(f)
Certificate	Section 3.1(b)
Certificate of Merger	Section 2.3(a)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Combined Company Project	Section 6.23
Company	Preamble
Company Acquisition Proposal	Section 8.3(c), Section 6.5(j)(i)
Company Adverse Recommendation Change	Section 6.5(d)
Company Benefit Plan	Section 1.1(a)
Company Board	Section 4.4(a)
Company Bylaws	Section 4.2
Company Charter	Section 4.2
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Employee	Section 6.10(a)
Company Financial Information	Section 6.20
Company Financial Statements	Section 4.7(b)
Company Intervening Event	Section 1.1(a)
Company Material Adverse Effect	Section 1.1(a)
Company Material Contract	Section 4.12(a)(ix)
Company Option	Section 1.1(a)
Company Permits	Section 4.6(a)
Company Phantom Share	Section 1.1(a)
Company Plans	Section 1.1(a)
Company Preferred Stock	Section 4.3(a)
Company Recommendation	Section 4.4(a)

Execution Version

Company Restricted Stock	Section 1.1(a)
Company Restricted Stock Unit	Section 1.1(a)
Company SEC Filings	Section 4.7(a)
Company Stockholder Approval	Section 4.21
Company Stockholder Meeting	Section 1.1(a)
Company Subsidiary	Section 1.1(a)
Confidentiality Agreement	Section 1.1(a)
Continuing Company Directors	Section 6.17(a)
Contract	Section 1.1(a)
control	Section 1.1(a)
CWI	Section 1.1(a)
CWI Joint Venture Agreement	Section 1.1(a)
D&O Insurance	Section 6.9(c)
Data Site	Section 1.1(a)
Delaware Secretary	Section 1.1(a)
DGCL	Section 1.1(a)
dollars	Section 9.3
Effective Time	Section 2.3(a)
Environmental Law	Section 1.1(a)
Environmental Permit	Section 1.1(a)
ERISA	Section 1.1(a)
ERISA Affiliate	Section 1.1(a)
Exchange Act	Section 1.1(a)
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)
Expenses	Section 1.1(a)
Foreign Antitrust Approvals	Section 6.6(a)
Form F-4	Section 4.5(b)
Fractional Share Consideration	Section 1.1(a)
GAAP	Section 1.1(a)
Governmental Authority	Section 1.1(a)
Hazardous Materials	Section 1.1(a)
HSR Act	Section 1.1(a)
Indebtedness	Section 1.1(a)
Indemnitee	Section 1.1(a)
Inquiry	Section 6.5(a)
Intellectual Property	Section 1.1(a)
Interim Period	Section 6.1(a)
Investment Company Act	Section 1.1(a)
IRS	Section 1.1(a)
J.P. Morgan	Section 4.19
Knowledge	Section 1.1(a)
Law	Section 1.1(a)
Leased Real Properties	Section 4.16(a)
Leased Real Property	Section 4.16(a)

Execution Version

Letter of Transmittal	Section 3.3(c)(i)
Lien	Section 1.1(a)
Losses	Section 9.13
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
Merger Sub Common Shares	Section 3.1(c)
Multiemployer Plan	Section 1.1(a)
NASDAQ	Section 1.1(a)
New Plans	Section 6.10(c)
Notice of Superior Proposal	Section 6.5(f)
Occurrence	Section 1.1(a)
Order	Section 1.1(a)
Organizational Documents	Section 2.4
Outside Date	Section 8.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	Section 1.1(a)
Parent Adverse Recommendation Change	Section 6.5(e)
Parent Articles	Section 5.2
Parent Benefit Plan	Section 1.1(a)
Parent Board	Section 5.4(a)
Parent Bylaws	Section 5.2
Parent Canadian Filings	Section 5.7(f)
Parent Common Shares	Section 3.1(b)
Parent Disclosure Letter	Article V
Parent Intervening Event	Section 1.1(a)
Parent Material Adverse Effect	Section 1.1(a)
Parent Material Contract	Section 1.1(a)
Parent Name Change Approval	Section 5.20
Parent Permits	Section 5.6(a)
Parent Preferred Shares	Section 5.3(a)
Parent Recommendation	Section 5.4(a)
Parent SEC Filings	Section 5.7(a)
Parent Securities Documents	Section 5.7(f)
Parent Shareholder Approval	Section 5.20
Parent Shareholder Meeting	Section 1.1(a)
Parent Stock	Section 5.3(a)
Parent Subsidiary	Section 1.1(a)
Permitted Liens	Section 1.1(a)
Person	Section 1.1(a)
Phantom Share Payment	Section 3.4(d)
Products	Section 4.25(a)
Prohibited Payment	Section 4.6(c)
Proxy Statement	Section 4.5(b)
Real Property Lease	Section 4.16(a)
Real Property Leases	Section 4.16(a)

Execution Version

Related Person	Section 6.1(b)(xvi)
Release	Section 1.1(a)
Released Parties	Section 9.13
Representative	Section 1.1(a)
Rights	Section 4.3(c)
Rights Agreement	Section 4.3(c)
Sarbanes-Oxley Act	Section 1.1(a)
SEC	Section 1.1(a)
Securities Act	Section 1.1(a)
Securitization Documents	Section 1.1(a)
SEDAR	Article V
Skadden	Section 6.11(a)
Stock Award Payment	Section 3.2
Subsidiary	Section 1.1(a)
Superior Proposal	Section 6.5(j)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.20
Tax	Section 1.1(a)
Tax Return	Section 1.1(a)
Taxes	Section 1.1(a)
Termination Fee	Section 1.1(a)
Third Party	Section 1.1(a)
TSX	Section 1.1(a)
Voting Agreement	Recitals
Voting Agreements	Recitals
VWAP of Parent Common Shares	Section 1.1(a)
Weichai Westport	Section 1.1(a)

ARTICLE II.

THE MERGER

Section 2.1 Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, the Merger Sub shall be merged with and into the Company, whereupon the separate existence of the Merger Sub shall cease, and the Company shall continue under the name “Fuel Systems Solutions, Inc.” as the surviving entity in the Merger (the “Surviving Entity”) and shall be governed by the laws of the State of Delaware. The Merger shall have the effects specified in the DGCL.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall occur as promptly as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to the benefit of the same and, subject to the foregoing, shall take place at such time and on a date to be specified by the parties (the “Closing Date”). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York, 10036, or at such other place as agreed to by the parties hereto.

Execution Version

Section 2.3 Effective Time.

(a) At the Closing, the Company, Parent and Merger Sub shall (i) cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Delaware Secretary as provided under the DGCL and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub under the DGCL in connection with the Merger. The Merger shall become effective following the close of business on the Closing Date, with such date and time specified in the Certificate of Merger, or on such other date and time as shall be agreed to by the Company and Parent and specified in the Certificate of Merger, following acceptance for record by the Delaware Secretary (the “Effective Time”).

(b) The Merger shall have the effects set forth in the DGCL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Entity shall possess all properties, rights, privileges, powers and franchises of the Company and Merger Sub, and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub shall become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.4 Organizational Documents. Subject to Section 6.9, at the Effective Time, the Amended and Restated Certificate of Incorporation and Amended Bylaws of the Company (the “Organizational Documents”), as in effect immediately prior to the Effective Time, shall be amended and restated in their entirety to be substantially in the form attached hereto as Exhibit A and Exhibit B, respectively, and such amended Company organizational documents shall be the articles of incorporations and bylaws of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such articles of incorporation and bylaws.

Section 2.5 Surviving Entity Directors. From and after the Effective Time, until successors are duly elected, appointed or otherwise designated in accordance with applicable Law, the directors of Merger Sub at the Effective Time shall be the directors of the Surviving Entity, each such initial director to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Entity as in effect from and after the Effective Time.

Section 2.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Sections 354 and 361 of the Code.

Execution Version

ARTICLE III.

EFFECT OF THE MERGER

Section 3.1 Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any securities of the Company, Parent or Merger Sub:

(a) Cancellation of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by the Company as treasury stock or by any wholly owned Company Subsidiary or by Parent or by any Parent Subsidiary shall automatically be canceled and retired and shall cease to exist, and no payment shall be made with respect thereto.

(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive 2.129 common shares of Parent (the “Parent Common Shares”) (such number of Parent Common Shares, the “Exchange Ratio”), subject to adjustment as provided in Section 3.2 (the “Merger Consideration”). All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).

(c) Treatment of Merger Sub Securities. All issued and outstanding shares of common stock, par value $0.001 per share of Merger Sub (the “Merger Sub Common Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully-paid and nonassesable share of common stock, par value $0.001 per share, of the Surviving Entity.

(d) Parent Common Shares. Each share of Parent Common Shares outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time.

Section 3.2 Adjustments. Without limiting the other provisions of this Agreement and subject to Section 6.1(b)(i) and Section 6.1(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Common Stock, or make a distribution in Company Common Stock, or otherwise change the Company Common Stock into any other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of Parent or Merger Sub hereunder), the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change and any Phantom Share Payment to be received in the form of Parent Common Shares (each such payment, a “Stock Award Payment”) shall be ratably adjusted to reflect any such change. Without limiting the other provisions of this

Execution Version

Agreement and subject to Section 6.2(b)(i) and Section 6.2(b)(ii), if at any time during the period between the date of this Agreement and the Effective Time, Parent should split, combine or otherwise reclassify the Parent Common Shares, or make a distribution in Parent Common Shares, or otherwise change the Parent Common Shares into other securities (including any dividend or other distribution of securities convertible into Parent Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then the Exchange Ratio and all Stock Award Payments shall be ratably adjusted to reflect any such change. In addition, the Exchange Ratio and all Stock Award Payments shall be subject to adjustment as provided in Schedule 3.2.

Section 3.3 Exchange Fund; Exchange Agent.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, the Stock Award Payments and the Fractional Share Consideration, as provided in Section 3.1(b), Section 3.3 and Section 3.8. On or before the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) the shares of Parent Common Shares sufficient to pay the Merger Consideration and the Stock Award Payments, and (ii) cash in immediately available funds in an amount sufficient to pay the Fractional Share Consideration (such shares of Parent Common Shares and cash amounts, the “Aggregate Merger Consideration,” and such Aggregate Merger Consideration as deposited with the Exchange Agent, the “Exchange Fund”), in each case, for the benefit of the holders of shares of Company Common Stock, In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock, and Company Phantom Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.8, Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payments, without interest. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, payments of the Merger Consideration, amounts in respect of In-The-Money Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares and any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) or otherwise payable pursuant to Section 3.8 out of the Exchange Fund in accordance with this Agreement and the Certificate of Merger. The Exchange Fund shall not be used for any other purpose. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to Parent.

(b) Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Common Stock. From and after the Effective Time, persons who held shares of Company Common Stock immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Entity for any reason shall be exchanged for the Merger Consideration with respect to the shares of Company Common Stock, formerly represented thereby.

Execution Version

(c) Exchange Procedures.

(i) As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent to mail (and to make available for collection by hand) (A) to each holder of record of a Certificate evidencing Company Common Stock, (x) a letter of transmittal (a “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent, and which Letter of Transmittal shall be in such form and have such other provisions as the Surviving Entity may reasonably specify, and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) (which instructions shall provide that, at the election of the surrendering holder, (1) Certificates may be surrendered by hand delivery or otherwise or (2) the Merger Consideration in exchange therefor, together with any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), may be collected by hand by the surrendering holder or by check or wire transfer to the surrendering holder), (B) to each holder of an In-The-Money Company Option, written evidence representing an option to acquire shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(a) in respect of such Company Option, (C) to each holder of a share of Company Restricted Stock, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such share of Company Restricted Stock, and (D) to each holder of a Company Phantom Share, shares of Parent Common Shares in an amount due and payable to such holder pursuant to Section 3.4(b) in respect of such Company Phantom Share.

(ii) Upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent or Parent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate pursuant to the provisions of this ARTICLE III plus any cash such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b) and any amounts that such holder has the right to receive in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d), to be mailed, made available for collection by hand or delivered by wire transfer, within two (2) Business Days following the later to occur of (A) the Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss

Execution Version

in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. Until surrendered as contemplated by this Section 3.3, each Certificate shall be deemed, at any time after the Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this ARTICLE III. No interest shall be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(iii) As promptly as practicable following the Effective Time (but in no event later than two (2) Business Days thereafter), Parent or the Surviving Entity shall cause the Exchange Agent (A) to issue to each holder of Book-Entry Shares that number of uncertificated whole shares of Parent Common Shares that such holder is entitled to receive pursuant to Section 3.1(b) in respect of such Book-Entry Shares, and (B) to issue and deliver to each holder of Book-Entry Shares a check or wire transfer for any amounts payable in respect of dividends or distributions on shares of Parent Common Shares in accordance with Section 3.3(d) and any other amount such holder is entitled to receive in lieu of fractional shares of Parent Common Shares that such holder has the right to receive pursuant to the provisions of Section 3.1(b), in each case, without such holder being required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent, and such Book-Entry Shares shall then be canceled. No interest shall be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration in respect of the Book-Entry Shares.

(iv) In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition of payment that any Certificate surrendered in accordance with the procedures set forth in this Section 3.3(c) shall be properly endorsed or shall be otherwise in proper form for transfer, or any Book-Entry Share shall be properly transferred, and that the Person requesting such payment shall have paid any transfer Taxes and other Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(v) All shares of Parent Common Shares to be issued in the Merger will be issued in book-entry form, without physical certificates.

(d) Dividends with Respect to Parent Common Shares. No dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Shares issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Agreement. Following surrender of any such Certificate (or affidavit of loss in lieu thereof) there shall be paid to the holder thereof in addition to the other amounts payable hereunder

Execution Version

(i) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Shares.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) which remains undistributed to the former holders of shares of Company Common Stock on the first (1st) anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of shares of Company Common Stock who have not theretofore received any Merger Consideration to which they are entitled under this ARTICLE III shall thereafter look only to the Surviving Entity for payment of their claims with respect thereto.

(f) No Liability. None of Parent, Merger Sub, the Company, the Surviving Entity or the Exchange Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any holder of shares of Company Common Stock in respect of any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Entity; provided, however, that (i) no such investment shall relieve Parent or the Exchange Agent from making the payments required by this ARTICLE III and, to the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the portion of the Exchange Fund lost through investments or other events, without interest, so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. Any net profit resulting from, or interest or income produced by, such investments, shall be property of, and paid to, Parent.

Section 3.4 Stock Options; Restricted Stock Units; Restricted Stock; Phantom Shares. All of the provisions of this Section 3.4 shall be effectuated without any action on the part of the holder of any Company Option, Company Restricted Stock and/or Company Phantom Shares.

(a) Treatment of Company Options. At the Effective Time, each In-The-Money Company Option which is outstanding immediately prior to the Effective Time (whether

Execution Version

or not then vested or exercisable) shall become vested and exercisable and shall thereafter be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Option) immediately prior to the Effective Time, except that, from and after the Effective Time, (i) each such In-The-Money Company Option will be exercisable for that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (x) the number of shares of Company Common Stock subject to such In-The-Money Company Option as of immediately prior to the Effective Time and (y) the Exchange Ratio, and (ii) the per share exercise price for the shares of Parent Common Shares issuable upon exercise of such assumed In-The-Money Company Option will be equal to the quotient (rounded up to the nearest whole cent) determined by dividing (x) the exercise price of each share of Company Common Stock at which such assumed In-The-Money Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio. Any Company Option outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration immediately prior to the Effective Time shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Option, and all rights with respect to such Company Option shall terminate as of the Effective Time.

(b) Treatment of Company Restricted Stock Units. At the Effective Time, each Company Restricted Stock Unit that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such Company Restricted Stock Unit) immediately prior to the Effective Time, except that, from and after the Effective Time, each such Company Restricted Stock Unit will be converted into a number of restricted stock units covering that number of whole shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Company Restricted Stock Unit as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

(c) Treatment of Company Restricted Stock. At the Effective Time, each share of Company Restricted Stock that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall otherwise continue to have, and be subject to, the same terms and conditions, including applicable restrictions and vesting terms, as were applicable immediately prior to the Effective Time as set forth in the applicable Company Plan (including any applicable award agreement, other agreement or other document evidencing such awards of Company Restricted Stock) immediately prior to the Effective Time, except that, from and after the Effective Time, each such share of Company Restricted Stock will be converted into a number of restricted shares of Parent Common Shares equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Restricted Stock as of immediately prior to the Effective Time and (ii) the Exchange Ratio.

Execution Version

(d) Treatment of Company Phantom Shares. Each Company Phantom Share outstanding immediately prior to the Effective Time shall become fully vested and all restrictions with respect thereto shall lapse immediately prior to the Effective Time, and each such Company Phantom Share shall be converted into an amount, payable in cash, equal to the product of (i) the number of shares of Company Common Stock subject to such Company Phantom Share and (ii) the difference between (x) the per share dollar value of the Merger Consideration and (y) the applicable “exercise price” for such Company Phantom Share (the “Phantom Share Payment”). As of the Effective Time, each holder of Company Phantom Shares shall cease to have any rights with respect thereto, except the right to receive the Phantom Share Payment. Any Company Phantom Share outstanding as of the Effective Time that has an exercise price per share of Company Common Stock that is greater than or equal to the per share dollar value of the Merger Consideration shall automatically be cancelled and forfeited for no consideration without any further action on the part of the holder of such Company Phantom Share, and all rights with respect to such Company Phantom Share shall terminate as of the Effective Time.

(e) Company Assumed Awards. As soon as reasonably practicable after the Effective Time, but in no event later than five (5) Business Days following the Effective Time, Parent shall deliver to each holder of an In-The-Money Company Option, Company Restricted Stock Unit and share of Company Restricted Stock an appropriate notice setting forth such holder’s rights pursuant to such In-The-Money Company Option, Company Restricted Stock Unit or share of Company Restricted Stock, as applicable. Unless the shares of Parent Common Shares issuable upon exercise or settlement of the In-The-Money Company Option or upon vesting of the Company Restricted Stock Unit or share of Company Restricted Stock are otherwise covered by an existing registration statement on Form S-8 immediately upon the Effective Time, Parent shall prepare and file with the SEC such a registration statement with respect to such shares of Parent Common Shares no later than the Effective Time and Parent shall exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as such In-The-Money Company Options, Company Restricted Stock Units and shares of Company Restricted Stock remain outstanding (subject to blackout periods and similar restrictions in accordance with Parent’s policies). The Company and its counsel shall reasonably cooperate with and assist Parent in the preparation of any such registration statement.

(f) Manner of Effecting. Prior to the Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to take all corporate action necessary to effectuate the provisions of this Section 3.4. From and after the Effective Time, unless the compensation committee of the Parent Board determines otherwise, all references to the Company in the Company Plans and in each award or other agreement evidencing or relating to any In-The-Money Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares or any other Company equity-based award, shall be deemed (i) for all purposes relating to employment, consultancy or directorship (or words of similar meaning) to refer to Parent and its Subsidiaries and (ii) for all other purposes, to refer to Parent.

Section 3.5 Withholding Rights. Parent, the Surviving Entity or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Options, Company Restricted Stock Units, shares of Company

Execution Version

Restricted Stock and Company Phantom Shares, such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Authority by Parent, the Surviving Entity or the Exchange Agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as applicable.

Section 3.6 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to which the holder thereof is entitled pursuant to this ARTICLE III.

Section 3.7 Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement, so long as the provisions of Section 262 of the DGCL are applicable to the transaction.

Section 3.8 Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Shares shall be issued upon the surrender for exchange of Certificates or with respect to Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Shares multiplied by the VWAP of Parent Common Shares.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by the Company and delivered by the Company to Parent immediately prior to the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any Section of the Company Disclosure Letter with respect to any Section or subsection of ARTICLE IV of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE IV of this Agreement to the extent such relationship is reasonably apparent on the face of such disclosure, provided that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), or (b) as disclosed in Company SEC Filings publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Company SEC Filing

Execution Version

entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Company SEC Filings, in each case, to the extent that such disclosure is cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Section 4.1(c) of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type of and percentage of interest held, directly or indirectly, by the Company in each Company Subsidiary, (iii) the names of and the type of and percentage of interest held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary, and (iv) the classification for United States federal income tax purposes of each Company Subsidiary.

(d) Neither the Company nor any Company Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Company Subsidiaries and investments in short-term investment securities).

Section 4.2 Organizational Documents. The Company has made available to Parent complete and correct copies of (i) the Company’s certificate of incorporation, as amended and supplemented to date (the “Company Charter”) and the Company’s Bylaws, as currently in effect (the “Company Bylaws”), and (ii) the organizational documents of each Company Subsidiary, each as in effect on the date hereof.

Execution Version

Section 4.3 Capital Structure.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $.001 per share (the “Company Preferred Stock”). At the close of business on August 28, 2015, (i) 20,142,627 shares of Company Common Stock were issued and 18,093,562 shares of Company Common Stock were outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 2,049,065 shares of Company Common Stock were held by the Company as treasury shares, (v) 117,020 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Options, 43,340 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock and 301,000 shares of Company Common Stock were reserved for issuance pursuant to the terms of outstanding Company Restricted Stock Units, in each case granted pursuant to the Company Plans, (vi) 570,876 shares of Company Common Stock are available for grant under the 2009 Plan and the 2011 Plan, and (vii) outstanding Company Phantom Shares representing the economic equivalent of 118,750 shares of Company Common Stock (none of which are reserved or issuable thereunder as of the date hereof). All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Company Common Stock may vote. There are no other rights to purchase or receive shares of Company Common Stock granted under the Company Benefit Plans or otherwise other than the Company Options, Company Restricted Stock Units and Company Restricted Stock.

(b) All of the outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Company Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Company Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(c) Except as set forth in this Section 4.3 and the rights (the “Rights”) issued pursuant to the Stockholder Protection Rights Agreement, dated as of June 27, 2006, as amended, between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agreement”), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Company Common Stock, shares of Company Preferred Stock, or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of the Company or any of the Company Subsidiaries or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company

Execution Version

Common Stock or other equity securities of the Company or any Company Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Company Plans in the event the grantees fail to satisfy withholding Tax obligations). Neither the Company nor any Company Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any capital stock of the Company or any of the Company Subsidiaries.

(d) Section 4.3(d)(i) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who, as of the close of business on August 28, 2015, held outstanding Company Options, Company Restricted Stock Units, Company Restricted Stock or Company Phantom Shares, indicating, with respect to each Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share then outstanding, the type of award granted, the number of shares of Company Common Stock subject to such Company Option, Company Restricted Stock Unit, Company Restricted Stock award or Company Phantom Share, the name of the Company Plan under which such Company Option, Company Restricted Stock Unit, share of Company Restricted Stock or Company Phantom Share was granted and the exercise price (if applicable), date of grant, vesting schedule and expiration date thereof. All Company Options, Company Restricted Stock Units, shares of Company Restricted Stock and Company Phantom Shares, as applicable, were (i) granted, accounted for, reported and disclosed in accordance with the applicable Laws, accounting rules, stock exchange requirements and the terms and conditions of the applicable Company Plan and granted with an exercise price (if applicable) that is equal or greater than the fair market value of the Company Common Stock on the applicable grant date and (ii) validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Law and recorded on the Company’s financial statements in accordance with GAAP. Section 4.3(d)(ii) of the Company Disclosure Letter sets forth each employee or other Person with an offer letter or other contract or Company Benefit Plan that contemplates a grant of, or right to purchase or receive: (i) options or other equity awards with respect to the equity of the Company or (ii) other equity securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other equity securities and any promised terms thereof.

Section 4.4 Authority.

(a) The Company has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject, with respect to the Merger, to receipt of the Company Stockholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. The Company’s board of directors (the “Company Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions

Execution Version

contemplated by this Agreement are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement and the approval of the Merger and the other transactions contemplated hereby (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5.

(b) This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by the Company will not, (i) assuming receipt of the Company Stockholder Approval, conflict with or violate any provision of the Company Charter or Company Bylaws or any equivalent organizational or governing documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained, all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of the Company or any Company Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) a proxy statement in preliminary and definitive form relating to the Company Stockholder Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) and of a registration statement on Form F-4 pursuant to which the offer and sale of shares of Parent Common Shares in the Merger will be registered pursuant

Execution Version

to the Securities Act and in which the Proxy Statement will be included as a prospectus (together with any amendments or supplements thereto, the “Form F-4”, and declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ, (iii) as may be required under the HSR Act, other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws, and (vi) such filings as may be required in connection with state and local transfer Taxes, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 4.14, which are addressed solely in that Section, the Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for the Company and each Company Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Company Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any claim or notice nor has any Knowledge indicating that the Company or any Company Subsidiary is currently not in compliance with the terms of any such Company Permits, except where the failure to be in compliance with the terms of any such Company Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.10, Section 4.11, Section 4.14, Section 4.15 or Section 4.17, which are the subject of the representations and warranties made therein), or (ii) any Company Permits (except for the Company Permits addressed in Section 4.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Since January 1, 2013, none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of their respective officers or employees, directly or

Execution Version

indirectly, has (i) made or received any payments in violation of any Law (including the U.S. Foreign Corrupt Practices Act), including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Authority where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under any Law (including the U.S. Foreign Corrupt Practices Act) (any such payment, a “Prohibited Payment”); (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d) Each of the Company and the Company Subsidiaries has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i) each of the Company and the Company Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii) each of the Company and the Company Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii) none of the Company and the Company Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv) there are no pending or, to the Company’s Knowledge, threatened claims or Actions against or involving the Company or any of the Company Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

(v) there are no actions, conditions or circumstances pertaining to the Company’s or any Company Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi) to the Company’s Knowledge, neither the Company nor any Company Subsidiary is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity,

Execution Version

software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

Section 4.7 SEC Filings; Company Financial Statements.

(a) The Company has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Company SEC Filings”). Each Company SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no Company Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of the consolidated financial statements contained or incorporated by reference in the Company SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules (the “Company Financial Statements”), was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of the Company and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to the Company. Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of the Company and the Company Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of the Company or the Company

Execution Version

Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. The Company and the Company Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to permit preparation of the financial statements of the Company and the Company Subsidiaries and to maintain accountability for the assets of the Company and the Company Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and the Company has made available to Parent copies of any material written materials relating to the foregoing. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of the Company or any Company Subsidiary has made any prohibited loans to any director or executive officer of the Company (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of the Company or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.1 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Company SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Company Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) To the Knowledge of the Company, none of the Company SEC Filings is the subject of ongoing SEC review and the Company has not received any comments from the SEC with respect to any of the Company SEC Filings since January 1, 2013 which remain unresolved, nor has it received any inquiry or information request from the SEC as to any

Execution Version

matters affecting the Company which has not been adequately addressed. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Company SEC Filings and all written responses of the Company thereto through the date of this Agreement. None of the Company SEC Filings is the subject of any confidential treatment request by the Company.

Section 4.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of the Company or any Company Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 4.8 will not apply to statements or omissions included in the Form F-4, the Circular or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of Parent or Merger Sub.

Section 4.9 Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 4.9 of the Company Disclosure Letter, (a) the Company and each Company Subsidiary has conducted its business in the ordinary course consistent with past practice, (b) except as set forth on Section 6.1(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of Parent pursuant to Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(v), Section 6.1(b)(vi), Section 6.1(b)(vii), Section 6.1(b)(xi), or Section 6.1(b)(xv); or agreed to do any of the foregoing, and

Execution Version

(c) there has not been any Company Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Company Material Adverse Effect.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan. Each Company Benefit Plan has been maintained and administered in all material respects in accordance with its terms and applicable Laws.

(b) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to the Company’s Knowledge, no event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. To the Company’s Knowledge, neither the Company nor any Company Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company and the Company Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of the Company, is threatened against or with respect to any such Company Benefit Plan (other than routine benefits claims) and no such Company Benefit Plan is under audit or investigation by any Governmental Authority.

(c) None of the Company, any Company Subsidiaries or any of their ERISA Affiliates, maintains, contributes to, or participates in, or has ever during the past six (6) years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law; or (iv) any plan established or maintained outside of the United States or for the benefit of current or former employees of the Company or any Company Subsidiaries residing outside the United States.

(d) Except as set forth in Section 4.10(d) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of any Company or Company Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by the Company or any Company Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or

Execution Version

increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company or any Company Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company or any Company Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 4.11 Labor and Other Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.11(a) of the Company Disclosure Letter, with respect to employees of the Company or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to the Company’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of the Company, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries is in compliance with all Laws relating to hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 4.12 Material Contracts.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth all of the following Contracts to which the Company or any Company Subsidiary is a party, or by which any of the assets of the Company or any Company Subsidiary are bound, in each case as of the date hereof:

(i) each contract or agreement in effect as of the date of this Agreement to which the Company or any Company Subsidiary is a party that is required to be filed as an exhibit to the Parent SEC Filings pursuant to Items 601(b)(2), (4), (9) and (10) of Regulation S-K promulgated by the SEC, excluding (x) any contract or agreement that will no longer be in effect following the Closing and (y) any contract or agreement that is, or at the Closing will be, terminable-at-will (as defined below) or terminable upon not more than ninety (90) days’ notice by the Company or any Company Subsidiary without penalty;

Execution Version

(ii) any Contract providing for any indemnification obligation or any guaranty by the Company or any Company Subsidiary, which indemnification or guaranty is material to the Company and its Subsidiaries, taken as a whole, other than (A) any Contract providing for indemnification of customers that is entered into in the ordinary course of business consistent with past practice and (B) any guaranty by the Company or a Company Subsidiary of any of the obligations of the Company or another Company Subsidiary;

(iii) any Contract relating to the disposition (other than sales or distribution Contracts) or acquisition by the Company or any Company Subsidiary after the date of this Agreement of any material assets or properties, in each case involving consideration in excess of $500,000;

(iv) any Contract providing that the Company or any Company Subsidiary shall not compete in any line of business or geographic area or that will restrict the Surviving Entity or any of its Affiliates from competing in any line of business or geographic area after the Closing Date;

(v) any acquisition Contract pursuant to which the Company or any Company Subsidiary has “earn-out” or other contingent purchase price payment obligations, in each case, that have not been paid in full prior to the date hereof;

(vi) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts, in each case, relating to indebtedness for borrowed money, whether as borrower or lender, in each case, in excess of $500,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(vii) any Contract which requires the expenditure by the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary reasonably believes that it will expend, more than $500,000 in the aggregate in any future 12-consecutive-month period and that is not terminable with notice of ninety (90) days or less without further liability to the Company or any Company Subsidiary;

(viii) any material joint venture, strategic alliance, partnership or other similar agreement or arrangement involving a sharing of profits or expenses; and

(ix) any sales or distribution Contract (or series of Contracts with a party or related parties) that provides for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $1,000,000.

(x) Each Contract set forth on (or required to be set forth on) Section 4.12 of the Company Disclosure Letter is referred to herein as a “Company Material Contract.”

Execution Version

(b) Each Company Material Contract is in full force and effect and is valid, binding and enforceable against the Company and/or any Company Subsidiary party thereto, and, to the Knowledge of the Company, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary, nor, to the Knowledge of the Company, any other party thereto, is in material breach or violation of, or default under, any Company Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Company Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or any Company Subsidiary has received any written notice of an event of default pursuant to the terms of any Company Material Contract.

Section 4.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, or as set forth in Section 4.13 of the Company Disclosure Letter, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of the Company, threatened by or before any Governmental Authority, nor, to the Knowledge of the Company, is there any investigation pending by any Governmental Authority, in each case, against the Company or any Company Subsidiary, and (b) neither the Company nor any Company Subsidiary, nor any of the Company’s or any Company Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 4.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(i) The Company and each Company Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) Neither the Company nor any Company Subsidiary has received any written notice, demand, letter or claim alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of the Company, threatened against the Company and any Company Subsidiary under any applicable Environmental Law.

(iii) Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling,

Execution Version

monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary under any applicable Environmental Law.

(iv) Neither the Company nor any Company Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) Neither the Company nor any Company Subsidiary has caused, and to the Knowledge of the Company, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by the Company or any Company Subsidiary under any Environmental Law.

(b) This Section 4.14 contains the exclusive representations and warranties of the Company with respect to environmental matters.

Section 4.15 Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by the Company or Company Subsidiary. The Company or a Company Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and the Company Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted, (ii) the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of the Company, threatened claims with respect to any of the Intellectual Property rights owned by the Company or any Company Subsidiary, (iv) to the Knowledge of the Company, no Third Party is currently infringing or misappropriating Intellectual Property owned by the Company or any Company Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which the Company or any Company Subsidiary is subject with respect to any material Intellectual Property and (vi) the Merger will not alter in a manner materially adverse to the Company or any Company Subsidiary, or materially impair the Company’s or any Company Subsidiary’s rights in, any Intellectual Property described in Section 4.15(b)(i).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor the Company Subsidiaries has ever been a member or promoter of, or a contributor to, any

Execution Version

industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or a Company Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, and (ii) to the Knowledge of the Company, no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, there have been no material security breaches in the information technology systems of the Company or the Company Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of the Company or a Company Subsidiary.

Section 4.16 Properties.

(a) Except as set forth in Section 4.16(a) of the Company Disclosure Letter, neither the Company nor the Company Subsidiaries own or has any options to purchase any real property. The Company has provided Parent true, correct and complete copies of all leases or Contracts (and all amendments, modifications, supplements, renewals, extensions and guarantees related thereto) under which the Company or the Company Subsidiaries lease, use, occupy, or have the right to lease, use or occupy any real property (such leases and Contracts together with all amendments, modifications, supplements, renewals, exhibits, schedules, extensions and guarantees related thereto, are hereby referred to individually as a “Real Property Lease” and collectively, as the “Real Property Leases”). Each Real Property Lease contains the street address of the real property that is leased pursuant to each Real Property Lease (each, a “Leased Real Property” and collectively, the “Leased Real Properties”). No Person other than the Company or the Company Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. The Company and the Company Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. The Company and the Company Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), the Company and the Company Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by the Company or a Company Subsidiary under any Real Property Lease, or, to the Knowledge of the Company or the Company Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than the Company or the Company Subsidiaries.

Execution Version

Section 4.17 Taxes.

(a) The Company and each Company Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary; (ii) no deficiency for Taxes of the Company or any Company Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets of the Company or any Company Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e) Neither the Company nor any Company Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving the Company or any Company Subsidiary, and after the Closing Date neither the Company nor any Company Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

Execution Version

(g) Neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k) Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l) This Section 4.17 contains the exclusive representations and warranties of the Company with respect to tax matters.

Section 4.18 Insurance. The Company maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in the Company’s judgment, reasonable for the business and Assets of the Company and the Company Subsidiaries. All such policies are in full force and effect, all

Execution Version

premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.19 Opinion of Financial Advisor. The Company has received the opinion of J.P. Morgan and & Co. (“J.P. Morgan”) that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of shares of Company Common Stock.

Section 4.20 Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 5.24, the Company Board has taken all action necessary to render inapplicable to the Merger the restrictions on business combinations contained in Section 203 of the DGCL. No other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) are applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.21 Vote Required. The affirmative vote or consent of holders of not less than a majority of all outstanding shares of Company Common Stock (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of shares of capital stock of the Company necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.22 Brokers. No broker, finder or investment banker (other than J.P. Morgan) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

Section 4.23 Investment Company Act. Neither the Company nor any Company Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 4.24 Affiliate Transactions. Except as set forth in the Company SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 4.25 Products Liability.

(a) Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, (i) there is no Action before any Governmental Authority pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary involving any products

Execution Version

manufactured, produced, distributed or sold by or on behalf of the Company or any Company Subsidiary (including any parts or components) (collectively, “Products”), or class of claims or lawsuits involving the same or similar Product which is pending or, to the Company’s Knowledge, threatened, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product, or any alleged failure to warn, or from any breach of implied warranties or representations, and (ii) to the Knowledge of the Company, there has not been, within the past three (3) years, any Occurrence.

(b) Except as set forth in Section 4.25 of the Company Disclosure Letter and for those matters that would not be reasonably expected to result in, individually or in the aggregate, any material liability on the Company or any Company Subsidiary, to the Company’s Knowledge, each Product manufactured, sold, leased, or delivered by the Company and any Company Subsidiary has been in conformity in all material respects with all applicable material contractual commitments and all applicable material express and implied warranties, and neither the Company nor any Company Subsidiary has any liability (and, to the Knowledge of the Company, there is no basis for any present or future proceeding against any of them giving rise to any liability) for replacement or repair thereof or other damages in connection therewith (excluding customary warranty claims with respect to individual defected products). The Company has previously provided Parent with copies of the standard terms and conditions of sale or lease for each Product sold or leased by the Company and any Company Subsidiary (containing applicable guaranty, warranty, and indemnity provisions).

(c) Except as set forth in Section 4.25 of the Company Disclosure Letter, the Company and the Company Subsidiaries have no material liability (and, to the Company’s Knowledge, there is no basis for any present or future proceeding against any the Company or any Company Subsidiary giving rise to any material liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product manufactured, sold, leased, or delivered by the Company or any Company Subsidiary.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE V, the Company acknowledges that neither Parent nor any other Person or entity on behalf of Parent has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to Parent or any of the Parent Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except (a) as set forth in the corresponding sections of the disclosure letter that has been prepared by Parent and delivered by Parent to the Company immediately prior to the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure

Execution Version

of any item in any Section of the Parent Disclosure Letter with respect to any Section or subsection of ARTICLE V of this Agreement shall be deemed disclosed with respect to any other Section or subsection of ARTICLE V of this Agreement to the extent such relationship is reasonably apparent, provided that nothing in the Parent Disclosure Letter is intended to broaden the scope of any representation or warranty of Parent or Merger Sub made herein), (b) as disclosed in Parent SEC Filings, publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2013 and prior to the date of this Agreement (excluding any disclosure set forth in any section of a Parent SEC Filing entitled “Risk Factors” or “Cautionary Note Regarding Forward-Looking Statements” or similarly titled section in any other disclosures included in the Parent SEC Filings, in each case to the extent that such disclosure is cautionary, predictive or forward-looking in nature), or (c) as disclosed by Parent and made publicly available under the profile of Parent on the System for Electronic Document Analysis Retrieval (“SEDAR”), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

Section 5.1 Organization and Qualification; Subsidiaries.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of Alberta, Canada, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Parent is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Each of Weichai Westport and each Parent Subsidiary (other than Merger Sub) is duly organized, validly existing and in good standing (to the extent such concept is recognized) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority and any necessary governmental authorization to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of Weichai Westport and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(d) Except as disclosed in Section 5.1(d) of the Parent Disclosure Letter, none of Parent, Merger Sub or any Parent Subsidiary directly or indirectly owns any interest or investment (whether equity or debt) in any Person (other than in the Parent Subsidiaries and investments in short-term investment securities).

Execution Version

Section 5.2 Organizational Documents. Parent has made available to the Company complete and correct copies of (i) Parent’s articles of incorporation, as amended (the “Parent Articles”) and Bylaws, as currently in effect (the “Parent Bylaws”), (ii) Merger Sub’s charter and bylaws, as currently in effect, and (iii) the organizational documents of each of Weichai Westport and each Parent Subsidiary, each as in effect on the date hereof.

Section 5.3 Capital Structure.

(a) The authorized capital of Parent consists of an unlimited number of common shares and an unlimited number of preferred shares (the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Stock”). At the close of business on August 28, 2015, (i) 64,183,191 Parent Common Shares were issued and outstanding, (ii) no Parent Preferred Shares were issued and outstanding, and (iii) 9,650,493 Parent Common Shares were reserved for future issuance in respect of awards outstanding under the Parent Benefit Plans, consisting of 11,570 Parent Common Shares reserved for issuance upon exercise of outstanding options and 9,638,923 Parent Common Shares reserved for issuance upon conversion or settlement of outstanding performance and restricted share units under the Parent Benefit Plans. All issued and outstanding Parent Common Shares are duly authorized, validly issued, fully paid and non-assessable, and all Parent Common Shares to be issued as the Merger Consideration or as Stock Award Payments, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable. Other than the Parent Preferred Shares, no class of Parent shares is entitled to preemptive rights. Except as disclosed in Section 5.3(a) of Parent Disclosure Letter, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Parent Common Shares may vote.

(b) At the close of business on August 31, 2015, all of the Merger Sub Common Shares were owned by Parent. All of the Merger Sub Common Shares are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of Merger Sub Common Shares may vote.

(c) All of the outstanding shares of capital stock of CWI that are owned directly or indirectly by Parent, and all of the outstanding shares of capital stock of each of the other Parent Subsidiaries that is a corporation, are duly authorized, validly issued, fully paid and nonassessable. All equity interests owned directly or indirectly by Parent in Weichai Westport and all equity interests of each of the Parent Subsidiaries that is a partnership or limited liability

Execution Version

company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Parent Subsidiaries (other than CWI) which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable.

(d) Except as set forth in this Section 5.3, as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, rights of first refusal, arrangements or undertakings of any kind to which Parent, Merger Sub or any other Parent Subsidiary is a party or by which any of them is bound, obligating Parent, Merger Sub or any other Parent Subsidiary to issue, deliver or sell or create, or cause to be issued, delivered or sold or created, additional shares of Parent Stock or Merger Sub Common Shares or other equity securities or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of Parent, Merger Sub or any of the other Parent Subsidiaries or obligating Parent, Merger Sub or any other Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, right of first refusal, arrangement or undertaking. As of the date of this Agreement, there are no outstanding contractual obligations of Parent, Merger Sub or any other Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Stock, or other equity securities or interests of Parent, Merger Sub or any other Parent Subsidiary (other than in satisfaction of withholding Tax obligations pursuant to certain awards outstanding under the Parent Benefit Plans). Neither Parent, Merger Sub nor any other Parent Subsidiary is a party to or bound by any agreements or understandings concerning the voting (including voting trusts and proxies) of any Merger Sub Common Shares or capital stock of Parent, or equity interests in any of the other Parent Subsidiaries.

Section 5.4 Authority.

(a) Each of Parent and Merger Sub has the requisite organizational power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Parent Shareholder Approval and the Parent Name Change Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub, as applicable, are necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated hereby, subject with respect to the Merger, to receipt of the Parent Shareholder Approval and the filing and acceptance for record of the Certificate of Merger with the Delaware Secretary. Parent’s board of directors (the “Parent Board”) at a duly held meeting has, by unanimous vote, (i) duly and validly authorized the execution and delivery of this Agreement and declared advisable the consummation of the Merger and the other transactions contemplated hereby, (ii) determined that the Merger and the transactions contemplated by this Agreement are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to this Agreement and the other transactions contemplated hereby (the “Parent Recommendation”) and to include such recommendation in the Circular.

(b) This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Execution Version

Section 5.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub will not (i) assuming receipt of the Parent Shareholder Approval and the Parent Name Change Approval, conflict with or violate any provision of the Parent Articles or Parent Bylaws, Merger Sub’s charter or bylaws or any equivalent organizational or governing documents of any other Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained, all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Parent Subsidiary or by which any property or asset of Parent, Merger Sub or any other Parent Subsidiary is bound, or (iii) require any consent or approval under, result in any breach of or any loss of any benefit or material increase in any cost or obligation of Parent or any Parent Subsidiary under, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, acceleration or cancellation (with or without notice or the lapse of time or both) of, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of Parent, Merger Sub or any other Parent Subsidiary pursuant to, any note, bond, debt instrument, indenture, Contract, ground lease, Real Property Lease, license, permit or other legally binding obligation to which Parent, Merger Sub or any other Parent Subsidiary is a party, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, other than (i) the filing with the SEC of (A) the Form F-4, and the declaration of effectiveness of the Form F-4, and (B) such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) as may be required under the rules and regulations of NASDAQ (including the filing of a Supplemental Listing Application with the NASDAQ, if applicable, in connection with the issuance of the Merger Consideration), (iii) as may be required under the HSR Act and other Antitrust Laws, (iv) the filing of the Certificate of Merger and the acceptance thereof for record by the Delaware Secretary pursuant to the DGCL, (v) such filings and approvals as may be required by any

Execution Version

applicable state securities or “blue sky” Laws, (vi) such filings as may be required in connection with state and local transfer Taxes, (vii) the filings with the Canadian Securities Commissions and the furnishing of such filings to the SEC as may be required in connection with this Agreement and the transactions contemplated hereby, including the information circular in connection with the Parent Shareholder Meeting (the “Circular”), and (viii) the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement and the approval for listing on the TSX of the Merger Consideration issuable pursuant to this Agreement, except where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Permits; Compliance with Law.

(a) Except for the authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances that are the subject of Section 5.14, which are addressed solely in that Section, Parent, Merger Sub, each other Parent Subsidiary and, to the Knowledge of Parent, Weichai Westport is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority and accreditation and certification agencies, bodies or other organizations, including building permits and certificates of occupancy, necessary for Parent, Merger Sub, each other Parent Subsidiary and Weichai Westport to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the Parent Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport has received any claim or notice nor has any Knowledge indicating that Parent or any Parent Subsidiary is currently not in compliance with the terms of any such Parent Permits, except where the failure to be in compliance with the terms of any such Parent Permits, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) None of Parent, Merger Sub, any other Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is or has, since January 1, 2013, been in conflict with, or in default or violation of (i) any Law applicable to Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport or by which any property or asset of Parent, Merger Sub, any other Parent Subsidiary or Weichai Westport is bound (except for Laws addressed in Section 5.10, Section 5.11, Section 5.14, Section 5.15 or Section 5.17, which are the subject of the representations and warranties made therein), or (ii) any Parent Permits (except for Parent Permits addressed in Section 5.14, which are the subject of the representations and warranties made therein), except in each case for any such conflicts, defaults or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(c) Since January 1, 2013, none of Parent, any Parent Subsidiary or, the Knowledge of Parent, Weichai Westport, or, to the Knowledge of Parent, any of their respective

Execution Version

officers or employees, directly or indirectly, has (i) made or received any Prohibited Payment; (ii) provided or received any product or services in violation of any Law (including the U.S. Foreign Corrupt Practices Act); or (iii) been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment.

(d) Each of Parent and the Parent Subsidiaries and, to the Knowledge of Parent, Weichai Westport has conducted its business in all material respects in accordance with applicable provisions of the United States’ economic sanctions and export control laws and regulations, including, without limitation, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, the Export Administration Regulations, and regulations administered by the Office of Foreign Assets Control (31 CFR Part V), and other applicable export laws of the countries where it conducts business. Without limiting the foregoing, during the past five (5) years:

(i) each of Parent and the Parent Subsidiaries has obtained all material export licenses, registrations, approvals, and other authorizations required for its exports of products, software and technology from the United States and reexports of products, software and technology subject to the laws of the United States;

(ii) each of Parent and the Parent Subsidiaries is and at all times has been in compliance in all material respects with the terms of such applicable export licenses, registrations, approvals, and other authorizations;

(iii) none of Parent and the Parent Subsidiaries has received any written communication alleging that it is not or may not be in compliance with, or has, or may have any, liability under any such applicable export licenses, registrations, approvals, and other authorizations;

(iv) there are no pending or, to Parent’s Knowledge, threatened claims or Actions against or involving Parent or any of the Parent Subsidiaries with respect to such export licenses, registrations, approvals, and other authorizations;

(v) there are no actions, conditions or circumstances pertaining to Parent’s or any Parent Subsidiary’s export transactions that would reasonably be expected to give rise to any material future claims involving a Governmental Authority;

(vi) to Parent’s Knowledge, none of Parent, any Parent Subsidiary or, to the Knowledge of Parent, Weichai Westport is subject to United States trade sanctions or has participated directly or indirectly in any illegal transaction that involves any commodity, software, technical data, products or services with a Person that is (i) located in, organized under the laws of, or the government of a country that is subject to comprehensive United States trade sanctions, or owned or controlled by any such Person, or (ii) denied United States export privileges or otherwise specially designated or debarred by the government of the United States.

Execution Version

Section 5.7 SEC Filings; Canadian Filings; Financial Statements.

(a) Parent has filed with, or furnished (on a publicly available basis) to, the SEC all forms, reports, schedules, statements and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, including any amendments or supplements thereto, from and after January 1, 2013 (collectively, the “Parent SEC Filings”). Each Parent SEC Filing, as amended or supplemented, if applicable, (i) as of its date, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the applicable rules and regulations of the SEC thereunder, and (ii) did not, at the time it was filed (or became effective in the case of registration statements), or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date of this Agreement, neither Merger Sub nor any other Parent Subsidiary is separately subject to the periodic reporting requirements of the Exchange Act.

(b) Each of Parent’s consolidated financial statements contained or incorporated by reference in the Parent SEC Filings (as amended, supplemented or restated, if applicable), including the related notes and schedules, was prepared (except as indicated in the notes thereto) in accordance with GAAP applied on a consistent basis throughout the periods indicated, and each such consolidated financial statement presented fairly, in all material respects, the consolidated financial position, results of operations, stockholders’ equity and cash flows of Parent and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Parent is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act and the provisions of the Exchange Act and Securities Act relating thereto which under the terms of such provisions (including the dates by which such compliance is required) have become applicable to Parent. Each of the principal executive officer of Parent and the principal financial officer of Parent has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Parent SEC Filings. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The records, systems, controls, data and information of Parent and the Parent Subsidiaries that are used in the system of internal accounting controls described in the following sentence are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of Parent or the Parent Subsidiaries or accountants, except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls. Parent and the Parent Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that: (1) transactions are executed only in accordance with management’s authorization; (2) transactions are recorded as necessary to

Execution Version

permit preparation of the financial statements of Parent and the Parent Subsidiaries and to maintain accountability for the assets of Parent and the Parent Subsidiaries; (3) access to such assets is permitted only in accordance with management’s authorization; (4) the reporting of such assets is compared with existing assets at regular intervals; and (5) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of the Parent Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial data, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and Parent has made available to the Company copies of any material written materials relating to the foregoing. Parent has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 promulgated under the Exchange Act) designed to ensure that material information relating to Parent required to be included in reports filed under the Exchange Act, including its consolidated subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared, and, to the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and its principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Since the enactment of the Sarbanes-Oxley Act, none of Parent, Merger Sub or any other Parent Subsidiary has made any prohibited loans to any director or executive officer of Parent (as defined in Rule 3b-7 promulgated under the Exchange Act).

(d) None of Parent or its consolidated subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (i) expressly contemplated by or under this Agreement, including without limitation Section 6.2 hereof, (ii) incurred in the ordinary course of business consistent with past practice since the most recent balance sheet set forth in the Parent SEC Filings made through and including the date of this Agreement, (iii) described in any section of the Parent Disclosure Letter or (iv) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(e) To the Knowledge of Parent, none of the Parent SEC Filings is the subject of ongoing SEC review and Parent has not received any comments from the SEC with respect to any of the Parent SEC Filings since January 1, 2013 which remains unresolved, nor has it received any inquiry or information request from the SEC as to any matters affecting Parent which has not been adequately addressed. Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2013 through the date of this Agreement relating to the Parent SEC Filings and all written responses of Parent thereto through the date of this Agreement. None of the Parent SEC Filings is the subject of any confidential treatment request by Parent.

(f) Parent has timely filed all reports, registrations, schedules, forms, statements and other documents, together with any amendments required to be made with respect

Execution Version

thereto, including all reports, schedules, registration statements or other documents that it was required to file since January 1, 2013 with the TSX, the Canadian provincial securities commissions (collectively, the “Canadian Securities Commissions”), or with other Governmental Authorities or pursuant to applicable federal, state or provincial securities Laws (the “Parent Canadian Filings”), and has paid all fees and assessments due and payable in connection therewith, except in each case where the failure to file such report, registration, schedule, form, statement or other document, or to pay such fees and assessments, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No publicly available final registration statement, prospectus, report, form, schedule, release or proxy material (including any financial statements or schedules included or incorporated by reference therein) filed since January 1, 2013 and prior to the close of business on the date hereof by Parent with the Canadian Securities Commissions or pursuant to the applicable securities Laws of the provinces of Canada and the respective regulations and rules made thereunder, including the regulations and rules of the TSX, together with all applicable published policy statements, notices, blanket orders and rulings and all discretionary orders or rulings, if any, of the Canadian Securities Commissions and the TSX (collectively, “Canadian Securities Laws”) (collectively, the “Parent Securities Documents”), as of their respective dates or, if amended or superseded prior to the date of this Agreement, as of the date of such amendment or applicable subsequent filing, contained a misrepresentation (as defined under Canadian Securities Laws). As of their respective filing dates, or if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment or applicable subsequent filing, all Parent Securities Documents complied as to form in all material respects with the applicable requirements of Canadian Securities Laws. Parent and its Subsidiaries are engaged in all material respects only in the business described in the Parent SEC Filings and the Parent Canadian Filings contain a complete and accurate description in all material respects of the business of Parent and its Subsidiaries, taken as a whole. Parent has not filed any confidential material change report with any Canadian Securities Commissions which as of the date hereof remains confidential.

Section 5.8 Disclosure Documents.

(a) None of the information supplied or to be supplied by or on behalf of Parent, Merger Sub or any other Parent Subsidiary for inclusion or incorporation by reference in (i) the Form F-4 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the Circular will, at the time such document is filed with the applicable Canadian Securities Commissions, at any time such document is amended or supplemented, at the date it is first mailed to the shareholders of Parent, at the time of the Parent Shareholder Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company, at the time of the Company Stockholder Meeting, at the time the Form F-4 is declared effective by the SEC or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein, to

Execution Version

the extent relating to Parent or any Parent Subsidiary or other information supplied by or on behalf of Parent or any Parent Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein.

(b) The representations and warranties contained in this Section 5.8 will not apply to statements or omissions included in the Form F-4 or the Proxy Statement to the extent based upon information supplied to Parent by or on behalf of the Company.

Section 5.9 Absence of Certain Changes or Events. Since June 30, 2015, except as contemplated by this Agreement or as set forth in Section 5.9 of the Parent Disclosure Letter, (a) Parent and each Parent Subsidiary has conducted its business in the ordinary course consistent with past practice, (b), neither the Parent nor any Parent Subsidiary has taken any action that it would not be permitted to take after the date of this Agreement without the prior written consent of the Company pursuant to Section 6.2(b)(i), Section 6.2(b)(ii), or Section 6.2(b)(vii), or agreed to do any of the foregoing, and (c) there has not been any Parent Material Adverse Effect or any effect, event, development or circumstance that, individually or in the aggregate with all other effects, events, developments and changes, would reasonably be expected to result in a Parent Material Adverse Effect.

Section 5.10 Employee Benefit Plans.

(a) Section 5.10(a) of the Parent Disclosure Letter sets forth a true and complete list of each material Parent Benefit Plan. Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and applicable Laws.

(b) Each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the IRS as to its qualified status and, to Parent’s Knowledge, no event has occurred that could be reasonably expected to adversely affect the qualified status of any such Parent Benefit Plan. To Parent’s Knowledge, neither Parent nor any Parent Subsidiary has engaged in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Benefit Plan that could result in material liability to Parent and the Parent Subsidiaries, taken as a whole. No material suit, administrative proceeding, action or other litigation has been brought, or to the Knowledge of Parent, is threatened against or with respect to any such Parent Benefit Plan (other than routine benefits claims) and no such Parent Benefit Plan is under audit or investigation by any Governmental Authority.

(c) None of Parent, any Parent Subsidiaries or any of their ERISA Affiliates, has or could reasonably be expected to have material liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law.

Execution Version

(d) Except as set forth in Section 5.10(d) of the Parent Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with another event, will: (A) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of Parent or any Parent Subsidiary; (B) give rise to any payment or benefit that, individually or in combination with any other such payment or benefit, will or may be made by Parent or any Parent Subsidiary to any of their current or former employees or other service providers that could reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (C) result in payments or benefits which would not be deductible under Section 280G of the Code; or (D) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of Parent or any Parent Subsidiary. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from Parent or any Parent Subsidiary as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

Section 5.11 Labor and Other Employment Matters.

(a) Neither Parent nor any of the Parent Subsidiaries is a party to a collective bargaining agreement or similar agreement (other than national labor contracts). As of the date of this Agreement and except as would not reasonable be expected to have a Parent Material Adverse Effect, with respect to employees of Parent or any of its Subsidiaries: (i) there is no labor-related strike, walkout or lockout pending or, to Parent’s Knowledge, threatened in writing, and (ii) there is no pending, or, to the Knowledge of Parent, threatened union organizing campaign and no labor union has made a pending written demand for recognition or certification.

(b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries is in compliance with all Laws relating to the hiring of employees and the employment of labor, including all such Laws relating to fair employment practices, employment discrimination, terms and conditions of employment, workers’ compensation, occupational safety and health, overtime, wages and hours, plant closures and layoffs, worker classification and immigration, and (ii) there is no charge, complaint, lawsuit or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries before any Governmental Authority brought by or on behalf of any current or former employee or any class of the foregoing, alleging breach of any express or implied contract of employment, any applicable Law governing employment or the termination thereof or other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

Section 5.12 Material Contracts. All Parent Material Contracts have been filed as exhibits to the Parent SEC Filings or included in the Parent Canadian Filings, as the case may be, made through and including the date of this Agreement. Each Parent Material Contract is in full force and effect and is valid, binding and enforceable against Parent and/or any Parent Subsidiary party thereto, and, to the Knowledge of Parent, each other party thereto in accordance with its terms, except for such failures to be in such full force and effect or to be valid, binding and enforceable as are not reasonably likely to have, individually or in the aggregate, a Parent

Execution Version

Material Adverse Effect. None of Parent or any Parent Subsidiary, nor, to the Knowledge of Parent, any other party thereto, is in material breach or violation of, or default under, any Parent Material Contract, and no event has occurred that with notice or lapse of time or both would constitute a violation, breach or default under any Parent Material Contract, except where in each case such breach, violation or default is not reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent or any Parent Subsidiary has received any written notice of an event of default pursuant to the terms of any Parent Material Contract.

Section 5.13 Litigation. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (a) there is no Action pending or, to the Knowledge of Parent, threatened by or before any Governmental Authority, nor, to the Knowledge of Parent, is there any investigation pending by any Governmental Authority, in each case, against Parent, Merger Sub, any other Parent Subsidiary, and (b) none of Parent, Merger Sub or any other Parent Subsidiary, nor any of Parent or any Parent Subsidiary’s respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Authority.

Section 5.14 Environmental Matters.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(i) Parent and each Parent Subsidiary are in compliance with applicable Environmental Laws, have applied for all Environmental Permits necessary to conduct their current operations and are in compliance with their respective Environmental Permits.

(ii) Neither Parent nor any Parent Subsidiary has received any written notice, demand, letter or claim alleging that Parent or any such Parent Subsidiary is in violation of, or liable under, any Environmental Law or that any judicial, administrative or compliance order has been issued against Parent or any Parent Subsidiary which remains unresolved. There is no litigation, investigation, request for information or other proceeding pending, or, to the Knowledge of Parent, threatened against Parent and any Parent Subsidiary under any applicable Environmental Law.

(iii) Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial, administrative or compliance order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary under any applicable Environmental Law.

Execution Version

(iv) Neither Parent nor any Parent Subsidiary has assumed, by Contract or operation of Law, any liability under any Environmental Law or relating to any Hazardous Materials, or is an indemnitor in connection with any threatened or asserted claim by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(v) Neither Parent nor any Parent Subsidiary has caused, and to the Knowledge of Parent, no Third Party has caused any Release of a Hazardous Material that would be required to be investigated or remediated by Parent or any Parent Subsidiary under Environmental Law.

(b) This Section 5.14 contains the exclusive representations and warranties of Parent and Merger Sub with respect to environmental matters.

Section 5.15 Intellectual Property.

(a) Section 5.15(a) of the Parent Disclosure Letter sets forth a correct and complete list of all material Intellectual Property registrations and applications for registration owned by Parent or a Parent Subsidiary. Except as set forth in Section 5.15(a) of the Parent Disclosure Letter, Parent or a Parent Subsidiary is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of Parent, valid and enforceable.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, (i) Parent and the Parent Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of Parent and the Parent Subsidiaries as it is currently conducted, (ii) the conduct of the business of Parent and the Parent Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party, (iii) there are no pending or, to the Knowledge of Parent, threatened claims with respect to any of the Intellectual Property rights owned by Parent or any Parent Subsidiary, (iv) except as set forth in Section 5.15(b)(iv) of the Parent Disclosure Letter, to the Knowledge of Parent, no Third Party is currently infringing or misappropriating Intellectual Property owned by Parent or any Parent Subsidiary, (v) there are no orders, writs, injunctions, or decrees to which Parent or any Parent Subsidiary is subject with respect to any material Intellectual Property, and (vi) the Merger will not alter in a manner materially adverse to Parent or any Parent Subsidiary, or materially impair Parent’s or any Parent Subsidiary’s rights in, any Intellectual Property described in Section 5.15(b)(i).

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) neither Parent nor the Parent Subsidiaries has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate Parent or a Parent Subsidiary to grant or offer to any other Person any license or right to Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, and (ii) except as set forth in Section 5.15(c)(ii) of the Parent Disclosure Letter, to the Knowledge of Parent, no funding, facilities or personnel of any Governmental Authority or any university,

Execution Version

college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any Intellectual Property owned or purported to be owned by Parent or a Parent Subsidiary, except for any such funding or use of facilities or personnel that does not result in such Governmental Authority or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of the Parent, there have been no material security breaches in the information technology systems of Parent or the Parent Subsidiaries or the information technology systems of a Third Party to the extent used by or on behalf of Parent or a Parent Subsidiary.

Section 5.16 Properties.

(a) Except as set forth on Section 5.16(a) of the Parent Disclosure Letter, neither Parent nor the Parent Subsidiaries own or has any options to purchase any real property. Parent has provided the Company true, correct and complete copies of all Real Property Leases. No Person other than Parent or the Parent Subsidiaries has any option or right to terminate any of the Real Property Leases other than as expressly set forth in such Real Property Leases. Parent and the Parent Subsidiaries own good, valid and marketable title, free and clear of all Liens (other than Permitted Liens), to all of their respective material tangible Assets. Parent and the Parent Subsidiaries own, lease under valid leases or has use of and/or valid access under valid agreements to all material facilities, machinery, equipment and other material tangible Assets necessary for the conduct of their respective business as presently conducted. With respect to the material property and Assets they lease (including, without limitation, the Leased Real Properties), Parent and the Parent Subsidiaries are in compliance in all material respects with such leases (including, without limitation, the Real Property Leases) and hold a valid and enforceable leasehold interest therein, free of any Liens, other than Permitted Liens. Each Real Property Lease is in full force and effect and there is no violation, breach, default, or any event or condition which, after notice or lapse of time or both, will constitute a violation, breach or default by Parent or a Parent Subsidiary under any Real Property Lease, or, to the Knowledge of Parent or the Parent Subsidiaries, by any other party thereto. There are no parties physically occupying or using any portion of any of the Leased Real Properties nor do any other parties have the right to physically occupy or use any portion of the Leased Real Properties, in each case, other than Parent or the Parent Subsidiaries.

Section 5.17 Taxes.

(a) Parent, Merger Sub and each other Parent Subsidiary has filed with the appropriate Governmental Authority all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each Parent Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

Execution Version

(b) (i) There are no audits, investigations by any Governmental Authority or other proceedings pending with regard to any material Taxes or Tax Returns of Parent, Merger Sub or any other Parent Subsidiary; (ii) no deficiency for Taxes of Parent, Merger Sub or any other Parent Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of Parent, threatened, by any Governmental Authority, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (iii) none of Parent, Merger Sub or any other Parent Subsidiary has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; and (iv) none of Parent, Merger Sub or any of the other Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

(c) Parent, Merger Sub and the other Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any foreign Laws) and have duly and timely withheld and have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(d) There are no Tax Liens upon any property or assets of Parent, Merger Sub or any other Parent Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established.

(e) Neither Parent nor any Parent Subsidiary has requested, has received or is subject to any written ruling of a Governmental Authority or has entered into any written agreement with a Governmental Authority with respect to any Taxes.

(f) There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving Parent or any Parent Subsidiary, and after the Closing Date neither Parent nor any Parent Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

(g) Neither Parent nor any Parent Subsidiary (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (B) has any liability for the Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(h) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Execution Version

(i) Parent has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would (i) prevent, or could reasonably be expected to prevent, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or (ii) result in gain recognition to holders of Company Common Stock in the Merger pursuant to Section 367(a) of the Code (assuming that, in the case of any holder who would be treated as a “five-percent transferee shareholder” within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, as provided for in Treasury Regulations Section 1.367(a)—3(c)(1)(iii)(B), and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain.

(j) Neither Parent nor any of the Parent Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

(k) Neither Parent nor any Parent Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iii) prepaid amount received on or prior to the Closing Date or (iv) and election under Code Section 108(i).

(l) This Section 5.17 contains the exclusive representations and warranties of Parent with respect to tax matters.

Section 5.18 Insurance. Parent maintains policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in Parent’s judgment, reasonable for the business and Assets of Parent and the Parent Subsidiaries. All such policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date), and no written notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 5.19 Opinion of Financial Advisor. Parent Board has received the opinion of Rothschild Inc. to the effect that, as of the date of such opinion and based on and subject to the assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to Parent.

Section 5.20 Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and

Execution Version

(ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.

Section 5.21 Brokers. No broker, finder or investment banker (other than Rothschild Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent, Merger Sub or any other Parent Subsidiary.

Section 5.22 Investment Company Act. None of Parent, Merger Sub or any other Parent Subsidiary is required to be registered as an investment company under the Investment Company Act.

Section 5.23 Ownership of Merger Sub; No Prior Activities.

(a) Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the interests of Merger Sub are owned directly or indirectly by Parent.

(b) Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has not, and will not have prior to the Effective Time, incurred, directly or indirectly, through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.24 Ownership of Company Common Stock. None of Parent, Merger Sub or any other Parent Subsidiary is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.25 Affiliate Transactions. Except as set forth in the Parent SEC Filings made through and including the date of this Agreement or as permitted by this Agreement, from January 1, 2015 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC.

Section 5.26 No Other Representations or Warranties. Except for the representations and warranties contained in ARTICLE IV, each of Parent and Merger Sub acknowledge that neither the Company nor any other Person or entity on behalf of the Company has made, and neither Parent nor Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Sub by or on behalf of the Company.

Execution Version

ARTICLE VI.

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by the Company.

(a) The Company covenants and agrees that, between the date of this Agreement and the earlier to occur of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 8.1 (the “Interim Period”), except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of the Company Subsidiaries to (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Company and the Company Subsidiaries, and keep available the services of its present officers and key employees.

(b) Without limiting the foregoing, the Company covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and shall not cause or permit any Company Subsidiary to, do any of the following:

(i) amend or propose to amend the Company Charter or Company Bylaws (or such equivalent organizational or governing documents of any Company Subsidiary);

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii) except as otherwise contemplated in Section 6.1(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Company and the Company Subsidiaries;

(iv) grant, issue, confer, award, except as may be specifically required under a Company Benefit Plan in effect as of the date hereof and listed in Section 4.10(a)

Execution Version

of the Company Disclosure Letter, or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, capital stock of the Company or any of the Company Subsidiaries (except issuances in connection with the exercise or settlement of Company Options, Company Restricted Stock Units, shares of Company Restricted Stock or Company Phantom Shares outstanding on the date of this Agreement in accordance with their terms);

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets) any real property, corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, for a purchase price in excess of $1,000,000;

(vi) sell, pledge, lease, dispose of, abandon, permit to lapse or encumber (other than a Permitted Lien) any material property or assets, other than disposition of inventory in the ordinary course of business;

(vii) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s Securitization Documents or (B) Indebtedness incurred to refinance or refund any existing Indebtedness or Indebtedness permitted under this Agreement;

(viii) make any loans, advances or capital contributions to, or investments in, any other Person, or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, whether pursuant to a Company Benefit Plan or otherwise, other than (A) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary or (B) advances subject to repayment or right of set-off not in excess of $5,000 to employees in the ordinary course of employment relations and consistent with the Company’s policies on advancement of expenses in effect as of the date hereof;

(ix) materially amend, modify or consent to the termination of any Company Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any Company Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(x) except as required pursuant to any Company Benefit Plans in effect as of the date hereof and listed in Section 4.10(a) of the Company Disclosure Letter, as otherwise required by Law, (A) hire or terminate (other than for cause) any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary with an annual salary or wage rate or consulting fee in excess of $150,000 or who is not terminable “at will” without

Execution Version

the payment of any severance or other payment or promote or appoint any Person to a position of officer or director of the Company or any Company Subsidiary; (B) increase or promise to increase the compensation, bonus, perquisites or pension, welfare, severance or other benefits payable or to become payable to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary (other than promotion-related increases of base salary in the ordinary course of business consistent with past practice), (C) grant or promise to grant any severance, retention, termination or similar payments to, or enter into any severance or similar agreement with, any employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (D) enter into any employment, change of control, severance or retention agreement with any current or former employee, officer, director or consultant (that is an individual) of the Company or any Company Subsidiary, (E) except as specifically provided herein, accelerate the vesting or payment, or fund or in any way secure the payment, of the compensation payable or the benefits provided to or to become payable or provided to any current or former employees, officers, directors or consultants (that are individuals) of the Company or any Company Subsidiary, (F) establish, adopt, enter into or amend any Company Benefit Plan, collective bargaining agreement, plan, trust, fund, policy or arrangement with, or for the benefit of, any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary or any of their beneficiaries, or any agreement, plan, policy or arrangement that would constitute a Company Benefit Plan if it were in existence on the date hereof, (G) forgive or promise to forgive any loans to any current or former directors, officers, employees or consultants (that are individuals) of the Company or any Company Subsidiary, or (H) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, or change the manner in which contributions to such plans are made or the basis on which such contributions are determined;

(xi) make any material change to its methods of accounting in effect at December 31, 2014, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(xii) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ), subject to extensions permitted by Law;

(xiii) make, change or rescind any election relating to Taxes, change a material method of Tax accounting, amend any material Tax Return, settle or compromise any material federal, state, local or foreign income Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except in each case unless required by Law or necessary or appropriate to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for United States federal income tax purposes;

Execution Version

(xiv) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(xv) adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(xvi) enter into any Contract or transaction with (including the making of any payment to) a director or officer of the Company or members of their “immediate family” (as such terms are defined in Rule 16a-1 of the Exchange Act) (each of the foregoing, a “Related Person”) (other than the Company or a Company Subsidiary) or an Affiliate of a Related Person (other than the Company or a Company Subsidiary), in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvii) waive, release, assign, settle or compromise any Action, including any state or federal regulatory proceeding seeking damages or injunction or other equitable relief, that would, (A) require the payment of monetary damages by the Company or any Company Subsidiary after the date hereof of $500,000 per Action or $1,000,000 in the aggregate or (B) involve any injunctive or other non-monetary relief which, in either case, imposes material restrictions on the business operations of the Company and the Company Subsidiaries, taken as a whole;

(xviii) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(xix) take, or agree in writing or otherwise to take any other action that would prevent the Company from performing, or cause the Company not to perform, any of its covenants and agreements hereunder;

(xx) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in Article VII not being satisfied; or

(xxi) authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

Section 6.2 Conduct of Business by Parent.

(a) Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(a) of the Parent Disclosure Letter, Parent shall, and shall cause each of the Parent Subsidiaries to, (i) conduct its business in the ordinary course and in a manner consistent with past practice in all material respects, and (ii) use

Execution Version

its commercially reasonable efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and relationships with third parties that have material business dealings with the Parent and the Parent Subsidiaries, and keep available the services of its present officers and key employees.

(b) Without limiting the foregoing, Parent covenants and agrees that, during the Interim Period, except to the extent required by Law, as may be agreed in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), as may be expressly required or permitted pursuant to this Agreement, or as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent shall not, and shall not cause or permit any of the Parent Subsidiaries to, do any of the following:

(i) amend or propose to amend the Parent Articles or Parent Bylaws (or such equivalent organizational or governing documents of any Parent Subsidiary material to Parent and the Parent Subsidiaries, considered as a whole, if such amendment would be adverse to Parent or the Company);

(ii) declare or pay any dividend on or make any other distribution (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its capital stock, or any repurchase or otherwise acquire, directly or indirectly, any of its capital stock;

(iii) except as otherwise contemplated in Section 6.2(b)(iv), issue, sell, deliver, redeem or purchase any of its equity securities, or grant or enter into any options, warrants, rights, agreements or commitments with respect to the issuance of its securities, or amend any terms of any such equity securities or agreements, in each case except for issuances of securities upon the exercise of outstanding options and warrants and redemptions or purchases pursuant to the terms of existing Contracts of the Parent and the Parent Subsidiaries;

(iv) grant, issue, confer or award or modify the terms of any options, convertible securities, restricted stock, phantom shares, equity-based compensation or other rights to acquire, or denominated in, any of Parent’s or any of the Parent Subsidiaries’ capital stock or take any action not otherwise contemplated by this Agreement to cause to be exercisable any otherwise unexercisable option under any existing stock plan of Parent or any Parent Subsidiary (except as (i) explicitly provided by the terms of any unexercisable options or other equity awards outstanding on the date of this Agreement, (ii) except in the ordinary course of business consistent with past practice or (iii) as may be required under agreements executed prior to the date of this Agreement or under any existing Parent Benefit Plan);

(v) acquire or agree to acquire (including by merger, consolidation or acquisition of stock or assets), any real property, corporation, partnership, limited liability company, other business organization or any division or material amount

Execution Version

of assets thereof that would, or would reasonably be expected to, prevent, delay or materially impair the ability of Parent or Merger Sub to consummate the Merger before the Outside Date;

(vi) adopt a plan of merger, arrangement or amalgamation, complete or partial liquidation or resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, recapitalization or bankruptcy reorganization;

(vii) fail to duly and timely file all material reports and other material documents required to be filed with all Governmental Authorities and other authorities (including NASDAQ and the TSX), subject to extensions permitted by Law;

(viii) incur, create or assume any Indebtedness for borrowed money or issue or amend the terms of any debt securities or assume, guarantee or endorse, or otherwise become responsible for the Indebtedness of any other person or entity (other than a wholly owned Parent Subsidiary);

(ix) take any action that could, or fail to take any action, the failure of which could, reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(x) take, or agree in writing or otherwise to take any other action that would prevent Parent from performing, or cause Parent not to perform, any of its covenants and agreements hereunder;

(xi) take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied; or

(xii) authorize, or enter into any Contract, commitment or arrangement to do any of the foregoing.

(c) Notwithstanding anything herein to the contrary, CWI shall not be deemed to be a “Parent Subsidiary” for purposes of this Section 6.2.

Section 6.3 Preparation of Form F-4, Circular and Proxy Statement; Stockholder Meetings.

(a) As promptly as reasonably practicable, and in any event within 40 days following the date of this Agreement (or, if such date is not a Business Day, the next succeeding Business Day), (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement, and (ii) the Company and Parent shall prepare, and Parent shall cause to be filed with the SEC, the Form F-4, which will include the Proxy Statement as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to have the Form F-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form F-4 effective for so long as necessary to complete the Merger. Each of the Company and Parent shall

Execution Version

furnish all information concerning itself, its Affiliates and the holders of its capital stock to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form F-4, Proxy Statement and the Circular. The Form F-4, Proxy Statement and the Circular shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or the Canadian Securities Commissions, as applicable, or any request from the SEC or the Canadian Securities Commissions, as applicable, for amendments or supplements to the Form F-4, the Circular or Proxy Statement, and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC or the Canadian Securities Commissions, as applicable, on the other hand. The Company shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC or the Canadian Securities Commissions with respect to the Circular or the Form F-4, as applicable. Notwithstanding the foregoing, prior to filing the Form F-4 (or any amendment or supplement thereto) or mailing the Proxy Statement or any other materials used in connection with the Company Stockholder Meeting that constitute “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or mailing the Circular or any other materials used in connection with the Parent Shareholder Meeting that constitute an “information circular”, “proxy-related materials” or are otherwise used for the “solicitation” of “proxies” as those terms are used under applicable Canadian securities Law or “proxy materials” or “solicitation materials” as those terms are used in Rules 14a-1 through 14a-17 under the Exchange Act or are otherwise used for the “solicitation” of “proxies” as those terms are defined in Rule 14a-1 under the Exchange Act (or any amendment or supplement thereto) or responding to any comments of the SEC or the Canadian Securities Commissions, as applicable, with respect thereto, each of the Company and Parent (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent will advise the Company promptly after it receives notice of the issuance by any Canadian Securities Commission, any other securities regulatory authority, the TSX or by any other Governmental Authority of any order to cease or suspend trading of any securities of Parent or the institution or threat of institution of any proceeding for that purpose. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of Parent Common Shares in the Merger, and the Company shall furnish all information concerning the Company and the holders of its capital stock as may be reasonably requested in connection with any such actions.

Execution Version

(b) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, should be discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, any of the Form F-4, the Circular or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto, and the Company and Parent shall cooperate in the prompt filing with the SEC and the Canadian Securities Commissions, as applicable, of any necessary amendment of, or supplement to, the Proxy Statement, the Circular or the Form F-4 and, to the extent required by Law, in making or otherwise disseminating the information contained in such amendment or supplement to stockholders of the Company or Shareholders of Parent, as applicable. Nothing in this Section 6.3(b) shall limit the obligations of any party under Section 6.3(a). For purposes of Section 4.8, Section 5.8 and this Section 6.3, any information concerning or related to the Company, its Affiliates or the Company Stockholder Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its Affiliates or the Parent Shareholder Meeting will be deemed to have been provided by Parent.

(c) As promptly as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, establish a record date for, duly call, give notice of, convene and hold the Company Stockholder Meeting. Without the prior written consent of Parent, the adoption of this Agreement by the stockholders of the Company and related matters shall be the only proposals to be submitted to, or voted on by, the stockholders of the Company at the Company Stockholder Meeting. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the stockholders of the Company and to hold the Company Stockholder Meeting as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval, include such recommendation in the Proxy Statement and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 6.5(d). Notwithstanding anything in this Agreement to the contrary, the Company shall not postpone or adjourn the Company Stockholder Meeting without the consent of Parent (which consent shall not be unreasonably withheld or delayed), other than (i) to solicit additional proxies for the purpose of obtaining Company Stockholder Approval, (ii) in the absence of a quorum, and (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Company Board has determined, after consultation with outside legal counsel, is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of the Company prior to the Company Stockholder Meeting.

(d) As promptly as reasonably practicable following the date of this Agreement, Parent shall, in accordance with applicable Law and the Parent Articles and Parent Bylaws, establish a record date for, duly call, give notice of, convene and hold the Parent Shareholder Meeting. Parent shall use its reasonable best efforts to cause the Circular to be mailed to the shareholders of Parent and to hold the Parent Shareholder Meeting as soon as

Execution Version

reasonably practicable after the Form F-4 is declared effective under the Securities Act. Parent shall, through the Parent Board, recommend to its shareholders that they give the Parent Shareholder Approval and the Parent Name Change Approval, include such recommendations in the Circular and solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval and Parent Name Change Approval, except to the extent that the Parent Board shall have made a Parent Adverse Recommendation Change as permitted by Section 6.5(e).

Section 6.4 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and Contracts, and subject to the reasonable restrictions imposed from time to time upon advice of counsel, each of the Company and Parent shall, and shall cause each of the Parent Subsidiaries and the Company Subsidiaries, respectively, to, afford to the other party and to the Representatives of such other party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, commitments, personnel and records and, during such period, each of the Company and Parent shall, and shall cause each of the Company Subsidiaries and the Parent Subsidiaries, respectively, to, furnish reasonably promptly to the other party (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, and (ii) all other information (financial or otherwise) concerning its business, properties and personnel as such other party may reasonably request. Without limiting the foregoing, from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement, the Company shall maintain, or cause to be maintained, and provide Parent and its Representatives continued access to, the Data Site, and shall not remove any documents or information loaded onto the Data Site prior to, on or after the date hereof. The Company shall not remove any of the documents or items provided in the Data Site through and including the Closing Date.

(b) This Section 6.4 shall not require either the Company or Parent to permit any access, or to disclose any information, that in the reasonable, good faith judgment (after consultation with counsel) of such party (i) would reasonably be expected to result in any violation of any Contract or Law to which such party or its Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) that such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in such party’s good faith judgment (after consultation with counsel) adversely affect in any material respect such party’s position in any pending or, what such party believes in good faith (after consultation with counsel) could be, future litigation or (ii) is reasonably pertinent to any litigation, if any, in which such party or any of its Subsidiaries, on the one hand, and the other party or any of its Subsidiaries, on the other hand, are adverse parties; provided, that, in the case of clause (i), the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (A) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) reasonably be likely to result in the violation of any such Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (B) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel)) be managed through the use of customary “clean-room” arrangements pursuant to

Execution Version

which non-employee Representatives of the other party shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other party that such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any such Contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other party in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with the first proviso in this Section 6.4(b)) and (z) in the case where such disclosures are reasonably likely to violate its or its Subsidiaries’ obligations under any Contract, use reasonable commercial efforts to seek consent from the applicable Third Party to any such Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(c) Each of the Company and Parent will hold, and will cause its Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.4, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

Section 6.5 Acquisition Proposals.

(a) Subject to the other provisions of this Section 6.5, during the Interim Period, the Company shall not, and shall cause each of the Company Subsidiaries, and its and their officers and directors, managers or equivalent not to, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries not to, directly or indirectly through another Person, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (an “Inquiry”), (ii) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, or otherwise cooperate in any way with, or knowingly facilitate in any way any effort by, any Third Party in connection with, any Company Acquisition Proposal or Inquiry, (iii) approve or recommend a Company Acquisition Proposal, or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.5(b)) providing for or relating to a Company Acquisition Proposal (an “Alternative Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing.

(b) Notwithstanding anything to the contrary in this Section 6.5, at any time prior to obtaining the requisite Company Stockholder Approval, the Company may, in response to an unsolicited bona fide written Company Acquisition Proposal by a Third Party made after the date of this Agreement (that did not result from a breach of this Section 6.5) (i) furnish non-public information to such Third Party (and such Third Party’s Representatives) making a Company Acquisition Proposal (provided, however, that (A) prior to so furnishing such information, the Company receives from the Third Party an executed Acceptable Confidentiality Agreement, and (B) any non-public information concerning the Company or the Company Subsidiaries that is provided to such Third Party shall, to the extent not previously provided to Parent or Merger Sub, be provided to Parent or Merger Sub prior to or simultaneously with

Execution Version

providing it to such Third Party), and (ii) engage in discussions or negotiations with such Third Party (and such Third Party’s Representatives) with respect to the Company Acquisition Proposal if, in the case of each of clauses (i) and (ii): (x) the Company Board determines in good faith, after consultation with its financial and legal advisors, that such Company Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c) The Company shall notify Parent promptly (and in any event within twenty-four (24) hours) after receipt of any Company Acquisition Proposal or any request for nonpublic information relating to the Company or any Company Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with the Company relating to a possible Company Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Company Acquisition Proposal or Inquiry and all of the material terms and conditions of any Company Acquisition Proposal or Inquiries. The Company shall also promptly notify Parent if it enters into discussions or negotiations concerning any Company Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(c) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

(d) Except as permitted by this Section 6.5(d), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation, (ii) approve, adopt or recommend (or publicly propose to approve, adopt or recommend) any Company Acquisition Proposal, (iii) fail to include the Company Recommendation in the Proxy Statement or any Schedule 14D-9, as applicable, (iv) fail to publicly recommend against any Company Acquisition Proposal within five (5) business days of the request of Parent and reaffirm the Company Recommendation within five (5) business days (any of the actions described in clauses (i), (ii), (iii) and (iv) of this Section 6.5(d), a “Company Adverse Recommendation Change”), or (v) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit the Company to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company Board shall be permitted to (x) terminate this Agreement to enter into a definitive agreement, including an Alternative Acquisition Agreement, with respect to a Superior Proposal, subject to compliance with Section 6.5(f) and Section 8.3, if the Company Board (A) has received a Company Acquisition Proposal that, in the good faith determination of the Company Board, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Merger Sub pursuant to, Section 6.5(f), and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, or (y) effect a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company

Execution Version

Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(e) Except as permitted by this Section 6.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw, qualify or modify (or publicly propose to withhold, withdraw, qualify or modify), in a manner adverse to the Company or the Parent Recommendation, or (ii) fail to include the Parent Recommendation in the Circular or any Schedule 14D-9, as applicable (any of the actions described in clauses (i) or (ii), a “Parent Adverse Recommendation Change”). Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Parent Shareholder Approval, and subject to compliance with Section 6.5(g) and Section 8.3, the Parent Board shall be permitted to effect a Parent Adverse Recommendation Change if, after the date of this Agreement a Parent Intervening Event has occurred or arisen and the Parent Board determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) The Company Board shall not be entitled to terminate this Agreement or effect a Company Adverse Recommendation Change as permitted under Section 6.5(d) in circumstances involving or relating to a Company Acquisition Proposal unless (i) the Company has provided a written notice (a “Notice of Superior Proposal”) to Parent and Merger Sub that the Company intends to take such action and describing the material terms and conditions of, and attaching a complete copy of, the Superior Proposal that is the basis of such action (it being understood that such material terms need not include the identity of the Third Party), (ii) during the five (5) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the five (5) Business Day period, the Company Board shall have determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal, and the Company shall be required to comply again with the requirements of this Section 6.5(f); provided, however, that references to the five (5) Business Day period above shall then be deemed to be references to a three (3) Business Day period.

(g) Other than in connection with a Company Acquisition Proposal (which shall be subject to Section 6.5(f) and shall not be subject to this Section 6.5(g)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation in response to a Company Intervening Event to the extent that (i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Company Board to effect a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, and (ii) (A) the Company provides Parent five (5) Business Days written notice of its intention to take such action, which notice

Execution Version

shall specify the reasons therefor, (B) after providing such notice and prior to making such Company Adverse Recommendation Change, the Company shall negotiate in good faith with Parent during such five (5) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 6.5(g), and (C) the Company Board shall have considered in good faith any changes to this Agreement offered in writing by Parent, and following such five (5) Business Day period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Company Board’s fiduciary duties under applicable Law would continue to require a Company Adverse Recommendation Change with respect to such Company Intervening Event.

(h) Nothing contained in this Section 6.5 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, an express rejection of any applicable Company Acquisition Proposal or an express reaffirmation of the Company Recommendation to the Company’s stockholders in favor of the Merger shall be deemed to be an Company Adverse Recommendation Change.

(i) The Company shall, and shall cause each of the Company Subsidiaries and its and their officers and directors, managers or equivalent, and shall use its reasonable best efforts to cause any other Representatives of the Company or the Company Subsidiaries to immediately cease any existing discussions, negotiations or communications (including discontinuing access to the Data Site) with any Person conducted heretofore with respect to any Company Acquisition Proposal. The Company shall, within ten (10) Business Days of the date hereof, request that, and use all commercially reasonable efforts to cause, all Third Parties who have been furnished confidential information regarding the Company in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the twelve (12) months prior to the date of this Agreement to promptly return or destroy such information (to the extent that the Company is entitled to have such information returned or destroyed).

(j) For purposes of this Agreement:

(i) “Company Acquisition Proposal” shall mean any unsolicited bona fide indication of interest, inquiry, proposal or offer from any Third Party for (or expression by a Third Party that it is considering or may engage in), whether in one transaction or a series of related transactions, (i) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly, by merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise, of any assets of the Company or any Company Subsidiary representing twenty percent (20%) or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole as determined on a book-value basis, or to which twenty percent (20%) or more of the consolidated revenues or earnings are attributable, (ii) any issue, sale or other disposition of (including by way of merger, consolidation, joint venture,

Execution Version

business combination, share exchange or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) shall seek to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company, (iv) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company in which a Third Party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of any class of voting securities of the Company or any of the Company Subsidiaries whose business constitutes 20% or more of the net revenue, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or (v) any transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Company Acquisition Proposal” shall not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (except that, for purposes of this definition, the references in the definition of “Company Acquisition Proposal” to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”) on its most recently amended or modified terms, if amended or modified, made by a Third Party on terms that the Company Board determines in good faith, after consultation with the Company’s financial and legal advisors, taking into account all financial, legal, regulatory and any other aspects of the transaction described in such proposal (including the identity of the Person making such proposal, any termination or break-up fees, expense reimbursement provisions, and conditions to, and timing and likelihood of consummation as well as post-closing synergies and pro forma economics, to the extent applicable), as well as any changes to the financial terms of this Agreement proposed by Parent and Merger Sub in response to such proposal or otherwise, to be more favorable to the Company and the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by this Agreement. Reference to “this Agreement” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement by Parent.

(k) Parent shall notify the Company promptly (and in any event within twenty-four (24) hours) after receipt of any Parent Acquisition Proposal or any request for nonpublic information relating to Parent or any Parent Subsidiary by any Third Party, or any Inquiry from any Person seeking to have discussions or negotiations with Parent relating to a possible Parent Acquisition Proposal. Such notice shall indicate the identity of the Third Party making the Parent Acquisition Proposal or Inquiry and the material terms and conditions of any Parent Acquisition Proposal or Inquiries. Parent shall also promptly notify the Company if it

Execution Version

enters into discussions or negotiations concerning any Parent Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.5(k) and keep the other party informed of the status and terms of any such proposals, offers, discussions or negotiations on a current basis, including by providing a copy of all material documentation or correspondence relating thereto.

Section 6.6 Appropriate Action; Consents; Filings.

(a) The parties hereto agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and to make all other filings required to be made prior to the Effective Time by applicable foreign Antitrust Laws (collectively, “Foreign Antitrust Approvals”) with respect to the transactions contemplated hereby as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided, that the submission or filing of a Notification and Report Form pursuant to the HSR Act will be made within ten (10) Business Days of the date of this Agreement) and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other filings required in connection with the Foreign Antitrust Approvals or any other Antitrust Law. Each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any Antitrust Laws, and to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate each and every impediment under applicable Antitrust Laws asserted by an Governmental Authority, in each case, to cause the Merger and the other transactions contemplated by this Agreement to occur prior to the Outside Date, including but not limited to (x) promptly complying with or modifying any request for additional information (including any second request) by any Governmental Authority, (y) if necessary to obtain clearance by any Governmental Authority before the Outside Date, offering, negotiating, committing to, taking and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license or other disposition of any and all of the share capital, assets, rights, products or business of the Company and Parent and their respective Subsidiaries, and any other actions that limit the freedom of action with respect to, or the ability to retain, any of the businesses of the Company and Parent and their respective Subsidiaries, and (z) contesting, defending and appealing any lawsuit or other legal proceeding, whether judicial or administrative, threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof; provided, however, that in no event shall the Company or Parent or any of their respective Subsidiaries be obligated to commit to any actions that would, individually or in combination, materially reduce the reasonably anticipated benefits of the transactions contemplated by this Agreement.

(b) Upon the terms and subject to the conditions set forth in this Agreement (including Section 6.5), and except with regard to the Antitrust Laws which shall be governed by Section 6.6(a), each of the Company and Parent shall (and shall cause the Company Subsidiaries and the Parent Subsidiaries, respectively, to) use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any

Execution Version

Contract to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all actions necessary to cause the conditions to Closing set forth in ARTICLE VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement.

(c) In connection with and without limiting the foregoing, each of Parent and the Company shall give (or shall cause the Parent Subsidiaries or the Company Subsidiaries, respectively, to give) any notices to Third Parties, and Parent shall use, and cause each of its Subsidiaries to use, its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with Parent in its efforts, to obtain any Third Party consents not covered by Sections 6.6(a) and 6.6(b) that are necessary, proper or advisable to consummate the Merger. Notwithstanding the foregoing, obtaining any approval or consent from any third party pursuant to this Section 6.6(c) shall not be considered a condition to the obligations of Parent and Merger Sub to consummate the Merger.

(d) Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly (and in any event within twenty-four (24) hours) informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Authority with respect to this Agreement. To the extent practicable, and permitted by a Governmental Authority, each party hereto shall permit representatives of the other party to participate in meetings (whether by telephone or in person) with such Governmental Authority.

(e) Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any approval or consent from any Person (other than any Governmental Authority) with respect to the Merger, without the prior written consent of Parent, none of the Company, any of the Company Subsidiaries or any of the Company’s or Company Subsidiary’s Representatives, shall pay or commit to pay to such Person whose approval or consent is being solicited any cash or other consideration, make any accommodation or commitment or incur any liability or other obligation to such Person. The Company shall cooperate with Parent and the Merger Sub with respect to accommodations that may be requested or appropriate to obtain such consents.

Execution Version

Section 6.7 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent in each case it obtains Knowledge thereof, of (i) any inaccuracy of any representation or warranty of the Company or Parent, as applicable, contained herein at any time during the term hereof, (ii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would result in the failure to be satisfied of any of the conditions to the Closing in Article VII and (iii) any material failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereby which would result in the failure to be satisfied of any of the conditions to the Closing in Article VII; provided that, in the case of clauses (i), (ii) and (iii), the failure to comply with this Section 6.7(b) shall not result in the failure to be satisfied of any of the conditions to the Closing in Article VII, or give rise to any right to terminate this Agreement under Article VIII, if the underlying fact, circumstance, event or failure would not in and of itself give rise to such failure or right.

(c) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving such party or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any stockholder litigation against Parent and/or its directors relating to this Agreement and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves only the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Section 6.8 Public Announcements. Except as otherwise required by this Agreement, neither the Company, Parent nor Merger Sub shall issue or cause the publication of any press release or other public announcement or disclosure to any third party of the existence or any subject matter relating to, or terms or conditions of, this Agreement unless mutually approved by

Execution Version

Parent and the Company, prior to release, announcement or disclosure; provided, however, that a party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such party’s equity securities are traded, provided that such Party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same. The Merger and this Agreement will be publicly announced in a mutually agreed form and at a mutually agreed time by Parent and Company.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the Indemnitees as provided in the Company Charter or the Company Bylaws or each of the Company Subsidiaries’ respective articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Surviving Entity shall (and Parent shall cause the Surviving Entity to) (i) indemnify, defend and hold harmless, and advance expenses to, Indemnitees with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time, to the fullest extent required by the Company Charter or Company Bylaws, or the articles or certificates of incorporation or bylaws (or comparable organizational or governing documents) of any of the Company Subsidiaries, in each case, as in effect on the date of this Agreement, or applicable Law, and (ii) not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnitees.

(b) Without limiting the provisions of Section 6.9(a), during the period commencing as of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent and the Surviving Entity shall (and Parent shall cause the Surviving Entity to): (i) indemnify and hold harmless each Indemnitee against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, partner, member, trustee or employee of the Company or any of the Company Subsidiaries, or (y) this Agreement and any of the transactions contemplated hereby, including the Merger; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any Indemnitee upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified. Notwithstanding anything to the contrary contained in this Section 6.9(b) or elsewhere in this Agreement, neither Parent nor the Surviving Entity shall (and Parent shall cause the Surviving Entity not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit, proceeding or investigation for which indemnification may be sought under this Section 6.9(b) unless such settlement, compromise, consent or termination includes an unconditional release of all

Execution Version

Indemnitees from all liability arising out of such claim, action, suit, proceeding or investigation, and does not include an admission of fault or wrongdoing by any Indemnitee. Notwithstanding anything to the contrary set forth in this Agreement, Parent or the Surviving Entity (i) shall not be liable for any settlement effected without their prior written consent and (ii) shall not have any obligation hereunder to any Indemnitee to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnitee shall promptly refund to Parent or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

(c) Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies and with policy limits no less than the limits on the Company’s existing policies as long as the annual premium does not exceed 300% of the annual premium under the Company’s existing policies. If the Company or the Surviving Entity for any reason fails to obtain such “tail” insurance policies as of the Effective Time, (i) the Surviving Entity shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or (ii) Parent shall provide, or shall cause the Surviving Entity to provide, for a period of not less than six (6) years after the Effective Time, the Indemnitees who are insured under the Company’s D&O Insurance with comparable D&O Insurance that provides coverage for events occurring at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, that is no less favorable than the existing policy of the Company (which may be provided under Parent’s D&O Insurance policy) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Entity shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the annual premium currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Entity shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d) The Indemnitees to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of each Indemnitee and his or her successors, heirs, executors, trustees, fiduciaries, administrators or representatives. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Indemnitee in successfully enforcing the indemnity and other obligations provided in this Section 6.9.

(e) Notwithstanding anything contained in Section 9.1 or Section 9.7 to the contrary, this Section 6.9 shall survive the consummation of the Merger in accordance with its terms and shall be binding, jointly and severally, on all successors and assigns of Parent, the Surviving Entity and its subsidiaries, and shall be enforceable by the Indemnitees and their successors, heirs or representatives. In the event that Parent or the Surviving Entity or any of its successors or assigns consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, commercially reasonable efforts shall be made so that the successors and assigns of Parent or the Surviving Entity, as applicable, shall succeed to the obligations set forth in this Section 6.9.

Execution Version

Section 6.10 Employee Benefit Matters.

(a) During the one (1)-year period commencing at the Effective Time, Parent shall, or shall cause the Surviving Entity to, provide to each employee of the Company and any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries immediately prior to the Effective Time and continues to be employed by the Surviving Entity or any of the Company Subsidiaries immediately following the Effective Time (each a “Company Employee”) (i) a base salary (or wage rate) and target cash incentive compensation opportunity at least equal to such Company Employee’s base salary (or wage rate) and target cash incentive compensation opportunity in effect as of immediately prior to the Effective Time and (ii) employee benefits (excluding equity arrangements, deferred compensation arrangements, retiree health and welfare benefits and defined benefit pension plans) that are, in the aggregate, no less favorable than the employee benefits provided to the Company Employees by the Company and the Company Subsidiaries as of immediately prior to the Effective Time.

(b) Parent shall provide, or shall cause the Surviving Entity to provide, to each Company Employee whose employment with the Surviving Entity, Company Subsidiaries and its Affiliates is involuntarily terminated in a severance-qualifying manner during the one (1)-year period following the Effective Time, severance benefits that are no less favorable, in the aggregate, than the severance benefits, if any, that would have been provided to such Company Employee pursuant to the terms of the severance pay arrangements maintained by the Company and the Company Subsidiaries upon such an involuntary severance-qualifying termination of employment immediately prior to the Effective Time.

(c) For purposes of eligibility and vesting, benefit accrual and determination of level of benefits under the compensation and benefit plans, programs agreements and arrangements of Parent, the Company, the Parent Subsidiaries, the Company Subsidiaries, the Surviving Entity and any of its subsidiaries or any respective Affiliate thereof providing benefits to any Company Employees after the Closing (the “New Plans”), including for purposes of accrual of vacation and other paid time off and severance benefits under New Plans, but excluding for purposes of benefit accruals under any defined benefit plan or for purposes of vesting in any new equity-based compensation plan, program, agreement or arrangement, each

Execution Version

Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan, except (i) for New Plans as to which employees who are similarly situated to the Company Employees are not provided such service credit or (ii) where such credit would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, with respect to any plan that is an “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall use commercially reasonable efforts to cause: (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Company Employee participated immediately before such replacement; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents (except to the extent such restrictions were applicable and not satisfied by the Company Employee as of the Effective Time under the comparable Company Benefit Plan), and any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Benefit Plan during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) Prior to making any material broad-based written or oral communications to the directors, officers or employees of the Company or the Company Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(e) The parties hereto acknowledge and agree that all provisions contained in this Section 6.10 with respect to employees of the Company and the Company Subsidiaries are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied (i) in any other person, including employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or (ii) to continued employment with Parent or any Parent Subsidiary. Notwithstanding anything in this Section 6.10 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plans of the Company or Parent.

Section 6.11 Certain Tax Matters.

(a) Company, Parent and Merger Sub shall each use its reasonable best efforts (i) to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) to provide such information as reasonably requested by the Company in

Execution Version

connection with the Company’s request for an IRS private letter ruling and/or for an opinion of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to the Company, as applicable, regarding the application of Sections 368 and/or 367(a) of the Code to the Merger, including executing and delivering officer’s certificates containing representations from the officers of the Company and Parent in connection with such IRS private letter ruling and/or opinions, as applicable.

(b) Neither Parent nor the Company shall take or fail to take (and, following the Merger, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. With respect to the Merger, if applicable, Parent will (and following the Merger, Parent will cause the Company to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, if applicable, the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6).

(c) If the Company obtains a favorable IRS private letter ruling or believes based on advice from counsel that it is more likely than not that the Merger is not subject to Section 367(a)(1) of the Code, Parent will make commercially reasonable arrangements with each five-percent transferee shareholder (as defined in Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) and each “5-percent shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(b)(1)(ii)), if any, to ensure that such shareholder will be informed of any “triggering event” within the meaning of Treasury Regulations Section 1.367(a)-8(j)(1) or (2).

(d) Parent and the Company shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Times. Parent shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Authority (or for which its shareholders are primarily liable), which becomes payable in connection with the Merger.

(e) Prior to the Closing Date, the Company shall deliver to Parent a duly executed certificate, dated not more than thirty (30) days prior to the Closing Date, certifying that (A) the Company is not and in the preceding five-year period has never been a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code and the Treasury Regulations promulgated thereunder and (B) none of the Company Common Stock constitutes a “United States real property interest” as defined in Section 897(c) of the Code and the Treasury Regulations promulgated thereunder, which certificate shall be in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in a form reasonably satisfactory to Parent.

Section 6.12 Dividends. In the event that a distribution with respect to the shares of Company Common Stock permitted under the terms of this Agreement (including pursuant to Section 6.1(b)(ii) above) has (i) a record date prior to the Effective Time and (ii) has not been

Execution Version

paid as of the Effective Time, the holders of shares of Company Common Stock shall be entitled to receive such distribution from the Company at the time such shares are exchanged pursuant to ARTICLE III of this Agreement.

Section 6.13 Merger Sub. Parent shall take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement, and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business or make any investments other than as specifically contemplated by this Agreement, or incur or guarantee any indebtedness.

Section 6.14 Section 16 Matters. Assuming that the Company delivers to Parent, in a timely fashion prior to the Effective Time, all requisite information necessary for Parent and Merger Sub to take the actions contemplated by this Section 6.14, the Company, Parent and Merger Sub each shall take all such steps as may be necessary or appropriate to ensure that (a) any dispositions of Company Common Stock (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time are exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Parent Common Shares (including derivative securities related to such stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.15 Stock Exchange Listing. Parent shall cause the shares of Parent Common Shares to be issued in the Merger to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

Section 6.16 Voting of Shares. Parent shall vote all shares of Company Common Stock beneficially owned by it or any of the Parent Subsidiaries as of the record date for the Company Stockholder Meeting in favor of adoption of this Agreement and approval of the Merger. The Company shall vote all shares of Parent Common Shares beneficially owned by it or any of the Company Subsidiaries as of the record date for the Parent Shareholder Meeting in favor of adoption of this Agreement, approval of the Merger, and issuance of shares of Parent Common Shares in connection therewith.

Section 6.17 Post-Closing Directors and Officers.

(a) Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) three members of the Parent Board to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board, (iii) the appointment of the three directors set forth on Exhibit C attached hereto or such other individuals as may be mutually agreed between Parent and the Company (the “Continuing Company Directors”) to fill the vacancies on the Parent Board resulting from such resignations, and (iv) each committee of the Parent Board to include such number of Continuing Company Directors as determined by Parent after taking into account each such Continuing Company Director’s relevant experience and expertise.

Execution Version

(b) From and after the Closing, the Parent Board shall take all necessary actions to nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Continuing Company Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Continuing Company Director shall be subject to re-nomination in accordance with this Section 6.17(b) in the event such Continuing Company Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such Continuing Company Director’s renomination or (ii) to attend in-person at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such renomination. Notwithstanding anything in this Agreement to the contrary, in the event of the death, resignation or removal for cause of a Continuing Company Director, Parent and the Parent Board shall have no obligation to nominate or appoint a replacement Continuing Company Director to fill the vacancy created by such death, resignation or removal. The Continuing Company Directors shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Continuing Company Director in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

Section 6.18 Solicitation of Employees.

(a) Prior to the Closing Date, neither the Company nor any of Company Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Parent or any Parent Subsidiary), solicit, or endeavor to cause, any employee of Parent or any Parent Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Parent or any Parent Subsidiary.

(b) Prior to the Closing Date, neither Parent nor any Parent Subsidiary shall directly, or indirectly, either on its own account or for any person, firm or company (except by means of a generally public solicitation or by retaining an executive recruiting firm that has not been directed to approach and does not approach employees of Company or any Company Subsidiary), solicit, or endeavor to cause, any employee of the Company or any Company Subsidiary to alter in any way, terminate or breach his, her or its relationship or agreement with Company or any Company Subsidiary.

Section 6.19 Amendment to Rights Agreement. The Company Board shall take all necessary action so that none of the performance by the respective parties hereto of their obligations hereunder, nor any of the transactions contemplated hereunder will cause (i) the Rights to become exercisable under the Rights Agreement; (ii) Parent or Merger Sub or any of their Affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement); or (iii) the “Stock Acquisition Date” (as defined in the Rights Agreement) to occur upon any such event. The “Separation Time” (as defined in the Rights Agreement) will not have occurred.

Execution Version

Section 6.20 Financial Statement Cooperation. To the extent requested by Parent during the Interim Period, the Company shall, and shall use commercially reasonable efforts to cause the independent auditors of the Company to, provide customary assistance to Parent and its underwriters in connection with the preparation of financial statements of the Company and its Subsidiaries and related information (collectively, the “Company Financial Information”) sufficient to enable Parent to prepare financial statements sufficient for inclusion in any registration statement under the Securities Act, including compliance with the applicable provisions of Regulation S-X, including making work papers available to Parent’s Representatives, the provision of “comfort letters” in customary form in connection with any offering or financing, delivery of consents to the inclusion of the financial statements required in connection with any offering or financing, participation in due diligence matters with respect to any offering or financing and assistance in responding to comments or questions from the SEC with respect to the Company Financial Information. The Company shall cause each of the Company’s Chief Executive Officer and Chief Financial Officer, in their capacity as officers of the Company, to execute officers’ certificates or management representation letters and deliver such officers’ certificates and management representation letters to the independent auditors of Parent with respect to the Company Financial Information, in a customary form and substance, to permit such auditors to issue unqualified reports with respect to the audited Company Financial Information and in connection with procuring the consent of such auditors to the inclusion of such financial information in connection with any offering or financing. Parent shall reimburse the Company for the reasonable costs and expenses incurred by the Company pursuant to this Section 6.20 (including fees and expenses payable to the independent auditors).

Section 6.21 Takeover Statutes. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated by this Agreement, each of Parent and the Company and the members of its respective board of directors, to the extent permissible under applicable Law, shall grant such approvals and take such actions, in accordance with the terms of this Agreement, as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable, and in any event prior to the Outside Date, on the terms and conditions contemplated hereby and otherwise, to the extent permissible under applicable Law, act to eliminate the effect of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 6.22 Confidentiality. The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect and all information provided to any party hereto or its Representatives pursuant to or in connection with this Agreement is deemed to be “Evaluation Material” as defined under the Confidentiality Agreement; provided, that nothing in the Confidentiality Agreement shall be deemed to restrict the performance by the Company or Parent of their respective obligations under this Agreement and, in the case of any conflict between the terms of this Agreement and the terms of the Confidentiality Agreement, the terms of this Agreement shall control.

Section 6.23 Automotive and Industrial Operations. Representatives of Parent and the Company jointly have developed an agreement upon business plan for the Automotive, Industrial and Operations Combined Company Project to be named “Fuel Systems Automotive and Industrial Group” (the “Combined Company Project”), which they intend to implement within the 36 months following the Closing. Exhibit D hereto sets forth a list of the management team,

Execution Version

who shall be officers of Fuel Systems Automotive and Industrial Group, to be charged with undertaking the implementation of the Combined Company Project. Consistent with the Combined Company Project, following the Closing the Surviving Entity the headquarters of the Automotive Division and its associated operations will be in Cherasco, Italy. Subject to Law and the reasonable business judgment of the Parent Board, Parent shall use commercially reasonable efforts to assist the implementation of the Combined Company Project, as may be modified from time to time by the management of Operative Division (industrial and automotive combine company) and approved by Parent, by maintaining sufficient capital in the Operative Division consistent with the needs of the Operative Division to achieve the Combined Company Project as it may be modified from time to time.

Section 6.24 Sales and Distribution Contracts. As soon as reasonably practicable after the date hereof, the Company shall provide Parent with a schedule of any sales or distribution Contracts (or series of Contracts with a party or related parties) that provide for annual payments by or to the Company or any Company Subsidiary, or pursuant to which the Company or any Company Subsidiary is reasonably likely to receive or make annual payments, in excess of $500,000 that had no previously been scheduled pursuant to Section 4.12.

ARTICLE VII.

CONDITIONS

Section 7.1 Conditions to the Obligations of Each Party. The respective obligations of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement shall be subject to the satisfaction or (to the extent permitted by Law) waiver by each of the parties, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) No Restraints. No Governmental Authority having jurisdiction over the Company or Parent shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger illegal or otherwise restricting, preventing or prohibiting consummation of the Merger or otherwise restraining, enjoining, preventing, prohibiting or making illegal the acquisition of some or all of the shares of Company Common Stock by Parent. Without limiting the generality of the foregoing, (i) the waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated and (ii) any mandatory waiting period or required consent under any other applicable Antitrust Laws shall have expired or been obtained; provided, that any order, decree or ruling with respect to foreign Antitrust Laws other than those set forth on Schedule 7.1(b) shall be disregarded for the purposes of this Section 7.1(b).

(c) Form F-4. The Form F-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form F-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC that has not been withdrawn.

Execution Version

(d) Listing. The Parent Common Shares to be issued in the Merger shall have been authorized for listing on the NASDAQ and the TSX, subject to official notice of issuance.

(e) TSX Acceptance. Parent shall have received the conditional acceptance of the TSX in respect of the transactions contemplated by this Agreement.

Section 7.2 Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.3(a) (Capital Structure) (except for the first two sentences), Section 4.4 (Authority), Section 4.19 (Opinion of Financial Advisor), Section 4.20 (Takeover Statute), Section 4.21 (Vote Required), Section 4.22 (Brokers) and Section 4.23 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 4.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of the Company, certifying to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Execution Version

Section 7.3 Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company, at or prior to the Effective Time, of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties set forth in Section 5.1(a) and (b) (Organization and Qualification; Subsidiaries), Section 5.3(a) (Capital Structure) (except the first two sentences), Section 5.4 (Authority), Section 5.21 (Brokers) and Section 5.22 (Investment Company Act) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties set forth in the first two sentences of Section 5.3(a) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iii) each of the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Parent Material Adverse Effect” qualifications set forth therein) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing and signed by its chief executive officer or another senior officer on behalf of Parent, certifying to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

ARTICLE VIII.

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval (except as otherwise expressly noted), as follows:

(a) by mutual written agreement of each of Parent and the Company; or

(b) by either Parent or the Company, if:

(i) the Effective Time shall not have occurred on or before April 30, 2016 (the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure of the Merger to be consummated on or before

Execution Version

such date; provided further that if the waiting period applicable to the transactions contemplated by the Agreement under the HSR Act shall not have expired or been terminated or any other mandatory waiting period or required consent under any other applicable Antitrust Laws that is a condition to the party’s obligations to effect the Merger under Section 7.1(b) shall not have expired or been obtained, then the Outside Date shall be extended until August 31, 2016;

(ii) any Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Order was primarily due to the failure of such party (and in the case of Parent, including the failure of Merger Sub) to perform any of its obligations under this Agreement; or

(iii) the Company Stockholder Approval shall not have been obtained at a duly held Company Stockholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iii) shall not be available to the Company if the failure to obtain such Company Stockholder Approval was primarily due to the Company’s failure to perform any of its obligations under this Agreement;

(iv) the Parent Shareholder Approval shall not have been obtained at a duly held Parent Shareholder Meeting, or at any adjournment or postponement thereof at which this Agreement and the transactions contemplated hereby have been voted upon, provided, however, that the right to terminate this Agreement under this Section 8.1(b)(iv) shall not be available to Parent if the failure to obtain such Parent Shareholder Approval was primarily due to Parent’s failure to perform any of its obligations under this Agreement; or

(c) by the Company, if:

(i) Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by Parent within twenty (20) days of receipt by Parent of written notice of such breach or failure; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.2(a) or Section 7.2(b) would not be satisfied;

Execution Version

(ii) the Company Board has determined to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of Section 6.5; provided, that the right to terminate under this Section 8.1(c)(ii) shall not be available after the receipt of the Company Stockholder Approval; provided, further, that any such purported termination pursuant to this Section 8.1(d)(ii) shall be void and of no force or effect unless the Company has complied with Section 8.3(a); provided, further, however, that in the event of such termination, the Company substantially concurrently enters into such Alternative Acquisition Agreement; or

(iii) if (x) the Parent Board authorizes, approves or recommends a Parent Acquisition Proposal; (y) Parent or any Parent Subsidiary enters into a written Contract relating to a Parent Acquisition Proposal (other than a confidentiality agreement); or (z) Parent or any Parent Subsidiary consummates any transaction regarding a Parent Acquisition Proposal.

(d) by Parent, if:

(i) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (x) would, or would reasonably be expected to, result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (y) cannot be cured on or before the Outside Date or, if curable, is not cured by the Company within twenty (20) days of receipt by the Company of written notice of such breach or failure; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub are then in breach of any of their respective representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in either Section 7.3(a) or Section 7.3(b) would not be satisfied, or

(ii) prior to the receipt of the Company Stockholder Approval, (A) a Company Adverse Recommendation Change shall have occurred, (B) a material and willful breach of any of the Company’s obligations under Section 6.5 by (directly or indirectly) the Company’s or any Company Subsidiary’s officers, directors or Representatives shall have occurred or (C) the Company or any Company Subsidiary or the Company Board shall have approved, recommended, adopted or entered into, or publicly announced its intention to approve, recommend, adopt or enter into, an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement) whether or not permitted by Section 6.5.

Section 8.2 Effect of Termination. In the event that this Agreement is terminated and the Merger and the other transactions contemplated by this Agreement are abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and of no further

Execution Version

force or effect whatsoever without liability on the part of any party hereto (or any of the Company Subsidiaries, Parent Subsidiaries or any of the Company’s or Parent’s respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, notwithstanding anything in the foregoing to the contrary (a) no such termination shall relieve any party hereto of any liability or damages resulting from or arising out of any willful or intentional breach of this Agreement; and (b) the Confidentiality Agreement, this Section 8.2, Section 8.3, Section 8.6, ARTICLE IX and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 8.1. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the agency or other person to which they were made.

Section 8.3 Termination Fee.

(a) In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or by Parent pursuant to Section 8.1(d)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(b) In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.

(c) In the event that, prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A), then the Company shall pay to Parent the Expenses of Parent within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of Parent. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal”) for all purposes under this Section 8.3(c), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.1(a). Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in this Section 8.3(c) shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii)(A).

(d) In the event that, prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such

Execution Version

Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then Parent shall pay to the Company the Expenses of the Company within two (2) Business Days after receipt following such termination of documentation supporting such Expenses of the Company. If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal for all purposes under this Section 8.3(d), then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal. The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in this Section 8.3(d) shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.
(e) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee earlier than one (1) full Business Day after receipt of appropriate wire transfer instructions from Parent; and

(ii) under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion.

(f) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of ten percent (10%) for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement of the parties hereto by action taken or authorized by their

Execution Version

respective boards of directors (or similar governing body or entity) at any time before or after receipt of the Company Stockholder Approval and prior to the Effective Time; provided, however, that after the Company Stockholder Approval has been obtained, there shall not be (a) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Common Stock, or which by applicable Law or in accordance with the rules of any stock exchange requires the further approval of the stockholders of the Company or Parent without such further approval of such stockholders, or (b) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.5 Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso of Section 8.4, waive compliance with any agreement or condition contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.6 Fees and Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the transactions contemplated by this Agreement are consummated; provided, however, that the Company and Parent shall share equally all Expenses related to the printing and filing of the Form F-4 and the printing, filing and distribution of the Proxy Statement and the Circular, other than attorneys’ and accountants’ fees.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1 Non-Survival of Representations and Warranties. None of the representations, warranties or covenants that are to be performed prior to the Closing in this Agreement or any certificate or other writing delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. The terms of ARTICLE I and this ARTICLE IX, as well as the covenants and other agreements set forth in ARTICLE II and ARTICLE VI, that by their terms apply, or that are to be performed in whole or in part after the Closing, shall survive the consummation of the transactions contemplated herein in accordance with their terms.

Section 9.2 Notices. Any notice, request, claim, demand and other communications hereunder shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day

Execution Version

after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.2):

if to Parent or Merger Sub:

Westport Innovations Inc.

1750 West 75th Avenue, Suite 101

Vancouver, British Columbia

Canada V6P 6G2

Phone:	(604) 718-2000
Email :	SManki@westport.com
Attention:	Salman Manki, General Counsel

with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Phone:	(212) 728-8535
Fax:	(212) 728-9535
Attention:	Gordon R. Caplan. Esq.
Matthew J. Guercio, Esq.

if to the Company:

Fuel Systems Solutions, Inc.

780 Third Avenue, 25th Floor

New York, New York 10017

Phone:	(646) 506-7163
Fax:	(646) 502-7171
Attention:	Pietro Bersani

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, California 90071

Phone: (213) 687-5000

Fax: (213) 687-5600

Attention: Brian J. McCarthy, Esq.

Section 9.3 Interpretation; Certain Definitions. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring

Execution Version

or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to an Article, Section, Schedule or Exhibit, such reference shall be to an Article or Section of, or a Schedule or Exhibit to, this Agreement, unless otherwise indicated. The table of contents and headings for this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other instrument made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws. References to a person are also to its successors and permitted assigns. All references to “dollars” or “$” refer to currency of the United States of America.

Section 9.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 9.5 Assignment; Delegation. Neither this Agreement nor any rights, interests or obligations hereunder shall be assigned or delegated, in whole or in part, by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto (except to the Surviving Entity).

Section 9.6 Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

Section 9.7 No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their

Execution Version

respective successors and permitted assigns, except for the provisions of Section 6.9 and 6.17. Without limiting the generality of the foregoing, the parties acknowledge and agree that the provisions contained in Section 6.23 are included for the sole and exclusive benefit of the respective parties hereto and shall not create any right, express or implied in any other Person. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8 Specific Performance. The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 9.9 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile transmission or by e-mail of a pdf attachment shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 9.10 Governing Law. This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Execution Version

Section 9.11 Consent to Jurisdiction.

(a) Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) directly or indirectly arising out of or relating to this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any state or federal court located in the State of Delaware.

(b) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party and nothing in this Section 9.11 shall affect the right of any party to serve legal process in any other manner permitted by Law, (ii) consents to submit itself to the personal jurisdiction of any United States federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than any United States federal court located in the State of Delaware or any Delaware state court. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

[Remainder of page intentionally left blank; signature page follows.]

Execution Version

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	(Signed) David R. Demers

WHITEHORSE MERGER SUB INC.

By:	(Signed) David R. Demers

FUEL SYSTEMS SOLUTIONS, INC.

By:	(Signed) Mariano Coostamagna

[Agreement and Plan of Merger]

Execution Version

Exhibit A

Amended and Restated Certificate of Incorporation of the Surviving Entity

(see attached)

Execution Version

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

FUEL SYSTEMS SOLUTIONS, INC.

* * * * * * * *

ARTICLE I.

The name of the corporation (the “Corporation”) is: Fuel Systems Solutions, Inc.

ARTICLE II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, in the county of New Castle. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.

ARTICLE III.

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE IV.

The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, each of which shall have a par value of $0.001 per share.

ARTICLE V.

In furtherance and not in limitation of the powers conferred by statute, the bylaws of the Corporation (the “Bylaws”) may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).

ARTICLE VI.

Elections of directors need not be by written ballot.

ARTICLE VII.

(a) The Corporation shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director, officer, employee or

Execution Version

agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Corporation) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article.

(d) The indemnification and other rights set forth in this Article VII shall not be exclusive of any provisions with respect thereto in the Bylaws or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation.

(e) Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article VII if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.

Execution Version

(f) No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director:

(i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders;

(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(iii) under Section 174 of the General Corporation Law of the State of Delaware; or

(iv) for any transaction from which the director derived an improper personal benefit.

If the General Corporation Law of the State of Delaware is amended after the filing of this Certificate with the Secretary of State of Delaware to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

*        *        *         *        *

Execution Version

Exhibit B

Form of Amended and Restated Bylaws of the Surviving Entity

(see attached)

Execution Version

FUEL SYSTEMS SOLUTIONS, INC.

INCORPORATED UNDER THE LAWS OF

THE STATE OF DELAWARE

AMENDED AND RESTATED BYLAWS

ARTICLE VIII.

OFFICES.

The registered office of Fuel Systems Solutions, Inc. (the “Corporation”) shall be located in the state of Delaware and shall be at such address as shall be set forth in the Certificate of Incorporation. The registered agent of the Corporation at such address shall be as set forth in the Certificate of Incorporation. The Corporation may also have such other offices at such other places, within or without the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time designate or the business of the Corporation may require.

ARTICLE IX.

STOCKHOLDERS.

Section 9.1 Annual Meeting. The annual meeting of stockholders for the election of directors and the transaction of any other business shall be held on such date and at such time and in such place, either within or without the State of Delaware, as shall from time to time be designated by the Board of Directors. At the annual meeting any business may be transacted and any corporate action may be taken, whether stated in the notice of meeting or not, except as otherwise expressly provided by statute or the Certificate of Incorporation.

Section 9.2 Special Meetings. Special meetings of the stockholders for any purpose may be called at any time by the Board of Directors, or by the President, and shall be called by the President at the request of the holders of at least 35% of the outstanding shares of capital stock entitled to vote. Special meetings shall be held at such place or places within or without the State of Delaware as shall from time to time be designated by the Board of Directors. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

Section 9.3 Notice of Meetings. Written notice of the time and place of any stockholder’s meeting, whether annual or special, shall be given to each stockholder entitled to vote thereat, by personal delivery or by mailing the same to him at his address as the same appears upon the records of the Corporation at least ten (10) days but not more than sixty (60) days before the day of the meeting. Notice of any adjourned meeting need not be given except by announcement at the meeting so adjourned, unless otherwise ordered in connection with such adjournment. Such further notice, if any, shall be given as may be required by law.

Execution Version

Section 9.4 Quorum. Any number of stockholders, together holding at least a majority of the capital stock of the Corporation issued and outstanding and entitled to vote, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of all business, except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws.

Section 9.5 Adjournment of Meetings. If less than a quorum shall attend at the time for which a meeting shall have been called, the meeting may adjourn from time to time by a majority vote of the stockholders present or represented by proxy and entitled to vote without notice other than by announcement at the meeting until a quorum shall attend. Any meeting at which a quorum is present may also be adjourned in like manner and for such time or upon such call as may be determined by a majority vote of the stockholders present or represented by proxy and entitled to vote. At any adjourned meeting at which a quorum shall be present, any business may be transacted and any corporate action may be taken which might have been transacted at the meeting as originally called.

Section 9.6 Voting List. The Secretary shall prepare and make, at least ten (10) days before every election of directors, a complete list of the stockholders entitled to vote, arranged in alphabetical order and showing the address of each stockholder and the number of shares of each stockholder. Such list shall be open at the place where the election is to be held for said ten (10) days, to the examination of any stockholder, and shall be produced and kept at the time and place of election during the whole time thereof, and subject to the inspection of any stockholder who may be present.

Section 9.7 Voting. Each stockholder entitled to vote at any meeting may vote either in person or by proxy, but no proxy shall be voted on or after three years from its date, unless said proxy provides for a longer period. Except as otherwise provided by the Certificate of Incorporation, each stockholder entitled to vote shall at every meeting of the stockholders be entitled to one vote for each share of stock registered in his name on the record of stockholders. At all meetings of stockholders all matters, except as otherwise provided by statute, shall be determined by the affirmative vote of the majority of shares present in person or by proxy and entitled to vote on the subject matter. Voting at meetings of stockholders need not be by written ballot.

Section 9.8 Record Date of Stockholders. The Board of Directors is authorized to fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purposes, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, or to give such consent, and, in such case, such stockholders and only such stockholders as shall be stockholders of record on the date so fixed

Execution Version

shall be entitled to such notice of, and to vote at, such meeting, and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation, after such record date has been fixed as aforesaid.

Section 9.9 Action Without Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

Section 9.10 Conduct of Meetings. The Chairman of the Board of Directors, or if there be none, or in the Chairman’s absence, the President shall preside at all regular or special meetings of stockholders. To the maximum extent permitted by law, such presiding person shall have the power to set procedural rules, including but not limited to rules respecting the time allotted to stockholders to speak, governing all aspects of the conduct of such meetings.

ARTICLE X.

DIRECTORS.

Section 10.1 Number and Qualifications. The Board of Directors shall consist initially of such number of directors as is set forth in the Statement of the Sole Incorporator, and thereafter shall consist of such number as may be fixed from time to time by resolution of the Board of Directors. The directors need not be stockholders.

Section 10.2 Election of Directors. The directors shall be elected by the stockholders at the annual meeting of stockholders.

Section 10.3 Duration of Office. The directors chosen at any annual meeting shall, except as hereinafter provided, hold office until the next annual election and until their successors are elected and qualify.

Section 10.4 Removal and Resignation of Directors. Except as set forth in the Certificate of Incorporation of the Corporation, as such certificate may be amended by any Certificates of Designation filed by the Corporation, any director may be removed from the Board of Directors, with or without cause, by the holders of a majority of the shares of capital stock entitled to vote, either by written consent or consents or at any special meeting of the stockholders called for that purpose, and the office of such director shall forthwith become vacant.

Execution Version

Any director may resign at any time. Such resignation shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective, unless so specified therein.

Section 10.5 Filling of Vacancies. Any vacancy among the directors, occurring from any cause whatsoever, may be filled by a majority of the remaining directors, though less than a quorum; provided, however, that the stockholders removing any director may at the same meeting fill the vacancy caused by such removal, and provided further, that if the directors fail to fill any such vacancy, the stockholders may at any special meeting called for that purpose fill such vacancy. In case of any increase in the number of directors, the additional directors may be elected by the directors in office before such increase.

Any person elected to fill a vacancy shall hold office, subject to the right of removal as hereinbefore provided, until the next annual election and until his successor is elected and qualifies.

Section 10.6 Regular Meetings. The Board of Directors shall hold an annual meeting for the purpose of organization and the transaction of any business immediately after the annual meeting of the stockholders, provided a quorum of directors is present. Other regular meetings may be held at such times as may be determined from time to time by resolution of the Board of Directors.

Section 10.7 Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if any, or by the President or by any two directors.

Section 10.8 Notice and Place of Meetings. Meetings of the Board of Directors may be held at the principal office of the Corporation, or at such other place as shall be stated in the notice of such meeting. Notice of any special meeting, and, except as the Board of Directors may otherwise determine by resolution, notice of any regular meeting also, shall be mailed to each director addressed to him at his residence or usual place of business at least two (2) days before the day on which the meeting is to be held, or if sent to him at such place by facsimile, telegraph or cable, or delivered personally or by telephone, not later than the day before the day on which the meeting is to be held. No notice of the annual meeting of the Board of Directors shall be required if it is held immediately after the annual meeting of the stockholders and if a quorum is present.

Section 10.9 Business Transacted at Meetings, etc. Any business may be transacted and any corporate action may be taken at any regular or special meeting of the Board of Directors at which a quorum shall be present, whether such business or proposed action be stated in the notice of such meeting or not, unless special notice of such business or proposed action shall be required by statute.

Section 10.10 Quorum. A majority of the Board of Directors at any time in office shall constitute a quorum. At any meeting at which a quorum is present, the vote of a majority of the members present shall be the act of the Board of Directors unless the act of a greater number is

Execution Version

specifically required by law or by the Certificate of Incorporation or these Bylaws. The members of the Board of Directors shall act only as the Board of Directors, and the individual members thereof shall not have any powers as such.

Section 10.11 Compensation. The directors shall not receive any stated salary for their services as directors, but by resolution of the Board of Directors a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity, as an officer, agent or otherwise, and receiving compensation therefor.

Section 10.12 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or committee.

Section 10.13 Meetings Through Use of Communications Equipment. Members of the Board of Directors, or any committee designated by the Board of Directors, shall, except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, have the power to participate in a meeting of the Board of Directors, or any committee, by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at the meeting.

ARTICLE XI.

COMMITTEES.

Section 11.1 Executive Committee. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate two or more of their number to constitute an Executive Committee (the “Executive Committee”) to hold office at the pleasure of the Board of Directors, which Executive Committee shall, during the intervals between meetings of the Board of Directors, have and exercise all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, subject only to such restrictions or limitations as the Board of Directors may from time to time specify, or as limited by the Delaware Corporation Law, and shall have power to authorize the seal of the Corporation to be affixed to all papers which may require it.

Any member of the Executive Committee may be removed at any time, with or without cause, by a resolution of a majority of the whole Board of Directors.

Any person ceasing to be a director shall ipso facto cease to be a member of the Executive Committee.

Any vacancy in the Executive Committee occurring from any cause whatsoever may be filled from among the directors by a resolution of a majority of the whole Board of Directors.

Section 11.2 Other Committees. Other committees, whose members need not be directors, may be appointed by the Board of Directors or the Executive Committee, which committees shall hold office for such time and have such powers and perform such duties as may from time to time be assigned to them by the Board of Directors or the Executive Committee.

Execution Version

Any member of such a committee may be removed at any time, with or without cause, by the Board of Directors or the Executive Committee. Any vacancy in a committee occurring from any cause whatsoever may be filled by the Board of Directors or the Executive Committee.

Section 11.3 Resignation. Any member of a committee may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or, if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary to make it effective unless so specified therein.

Section 11.4 Quorum. A majority of the members of a committee shall constitute a quorum. The act of a majority of the members of a committee present at any meeting at which a quorum is present shall be the act of such committee. The members of a committee shall act only as a committee, and the individual members thereof shall not have any powers as such.

Section 11.5 Record of Proceedings, etc. Each committee shall keep a record of its acts and proceedings, and shall report the same to the Board of Directors when and as required by the Board of Directors.

Section 11.6 Organization, Meetings, Notices, etc. A committee may hold its meetings at the principal office of the Corporation, or at any other place which a majority of the committee may at any time agreed upon. Each committee may make such rules as it may deem expedient for the regulation and carrying on of its meetings and proceedings. Unless otherwise ordered by the Executive Committee, any notice of a meeting of such committee may be given by the Secretary of the Corporation or by the chairman of the committee and shall be sufficiently given if mailed to each member at his residence or usual place of business at least two (2) days before the day on which the meeting is to be held, or if sent to him at such place by facsimile, telegraph or cable, or delivered personally or by telephone not later than twenty-four (24) hours before the time at which the meeting is to be held.

Section 11.7 Compensation. The members of any committee shall be entitled to such compensation as may be allowed them by resolution of the Board of Directors.

ARTICLE XII.

OFFICERS.

Section 12.1 Number. The officers of the Corporation shall be a President and a Secretary and such other officers as may be appointed in accordance with the provisions of this Article V. The Board of Directors in its discretion may also elect a Chairman of the Board of Directors.

Section 12.2 Election, Term of Office and Qualifications. The officers, except as provided in Section 3 of this Article V, shall be chosen annually by the Board of Directors. Each such officer shall, except as herein otherwise provided, hold office until his successor shall have been chosen and shall qualify. The Chairman of the Board of Directors, if any, and the President shall be directors of the Corporation, and should any one of them cease to be a director, he shall ipso facto cease to be such officer. Except as otherwise provided by law, any number of offices may be held by the same person.

Execution Version

Section 12.3 Other Officers. Other officers, including one or more vice presidents, assistant secretaries, Treasurer or Assistant Treasurers, may from time to time be appointed by the Board of Directors, which other officers shall have such powers and perform such duties as may be assigned to them by the Board of Directors or the officer or committee appointing them.

Section 12.4 Removal of Officers. Any officer of the Corporation may be removed from office, with or without cause, by a vote of a majority of the Board of Directors.

Section 12.5 Resignation. Any officer of the Corporation may resign at any time. Such resignation shall be in writing and shall take effect at the time specified therein, and if no time be specified, at the time of its receipt by the President or Secretary. The acceptance of a resignation shall not be necessary in order to make it effective, unless so specified therein.

Section 12.6 Filling of Vacancies. A vacancy in any office shall be filled by the Board of Directors or by the authority appointing the predecessor in such office.

Section 12.7 Compensation. The compensation of the officers shall be fixed by the Board of Directors, or by any committee upon whom power in that regard may be conferred by the Board of Directors.

Section 12.8 Chairman of the Board of Directors. The Chairman of the Board of Directors, if any, shall be a director and shall preside at all meetings of the stockholders and the Board of Directors, and shall have such power and perform such duties as may from time to time be assigned to him by the Board of Directors.

Section 12.9 President. In the absence of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. He shall have power to call special meetings of the stockholders or of the Board of Directors or of the Executive Committee at any time. He shall be the chief executive officer of the Corporation, and shall have the general direction of the business, affairs and property of the Corporation, and of its several officers, and shall have and exercise all such powers and discharge such duties as usually pertain to the office of President.

Section 12.10 Vice Presidents. The Vice President, or Vice Presidents if there is more than one, shall, subject to the direction of the Board of Directors, at the request of the President or in his absence, or in case of his inability to perform his duties from any cause, perform the duties of the President, and, when so acting, shall have all the powers of, and be subject to all restrictions upon, the President. The Vice Presidents shall also perform such other duties as may be assigned to them by the Board of Directors, and the Board of Directors may determine the order of priority among them.

Section 12.11 Secretary. The Secretary shall perform such duties as are incident to the office of Secretary, or as may from time to time be assigned to him by the Board of Directors, or as are prescribed by these Bylaws.

Section 12.12 Treasurer. The Treasurer shall perform such duties and have powers as are usually incident to the office of Treasurer or which may be assigned to him by the Board of Directors.

Execution Version

ARTICLE XIII.

CAPITAL STOCK.

Section 13.1 Issue of Certificates of Stock. Certificates of capital stock shall be in such form as shall be approved by the Board of Directors. They shall be numbered in the order of their issue and shall be signed by the Chairman of the Board of Directors, the President or one of the Vice Presidents, and the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer, and the seal of the Corporation or a facsimile thereof shall be impressed or affixed or reproduced thereon, provided, however, that where such certificates are signed by a transfer agent or an assistant transfer agent or by a transfer clerk acting on behalf of the Corporation and a registrar, the signature of any such Chairman of the Board of Directors, President, Vice President, Secretary, Assistant Secretary, Treasurer or Assistant Treasurer may be facsimile. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any such certificate or certificates shall cease to be such officer or officers of the Corporation, whether because of death, resignation or otherwise, before such certificate or certificates shall have been delivered by the Corporation, such certificate or certificates may nevertheless be adopted by the Corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon have not ceased to be such officer or officers of the Corporation.

Section 13.2 Registration and Transfer of Shares. The name of each person owning a share of the capital stock of the Corporation shall be entered on the books of the Corporation together with the number of shares held by him, the numbers of the certificates covering such shares and the dates of issue of such certificates. The shares of stock of the Corporation shall be transferable on the books of the Corporation by the holders thereof in person, or by their duly authorized attorneys or legal representatives, on surrender and cancellation of certificates for a like number of shares, accompanied by an assignment or power of transfer endorsed thereon or attached thereto, duly executed, and with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. A record shall be made of each transfer.

The Board of Directors may make other and further rules and regulations concerning the transfer and registration of certificates for stock and may appoint a transfer agent or registrar or both and may require all certificates of stock to bear the signature of either or both.

Section 13.3 Lost, Destroyed and Mutilated Certificates. The holder of any stock of the Corporation shall immediately notify the Corporation of any loss, theft, destruction or mutilation of the certificates therefor. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of the lost, stolen or destroyed certificate, or his legal representatives, to give the Corporation a bond, in such sum not exceeding double the value of the stock and with such surety or sureties as they may require, to indemnify it against any claim that may be made against it by reason of the issue of such new certificate and against all other liability in the premises, or may remit such owner to such remedy or remedies as he may have under the laws of the State of Delaware.

Execution Version

ARTICLE XIV.

DIVIDENDS, SURPLUS, ETC.

Section 14.1 General Discretion of Directors. The Board of Directors shall have power to fix and vary the amount to be set aside or reserved as working capital of the Corporation, or as reserves, or for other proper purposes of the Corporation, and, subject to the requirements of the Certificate of Incorporation, to determine whether any, if any, part of the surplus or net profits of the Corporation shall be declared as dividends and paid to the stockholders, and to fix the date or dates for the payment of dividends.

ARTICLE XV.

MISCELLANEOUS PROVISIONS.

Section 15.1 Fiscal Year. The fiscal year of the Corporation shall commence on the first day of January and end on the last day of December.

Section 15.2 Corporate Seal. The corporate seal shall be in such form as approved by the Board of Directors and may be altered at their pleasure. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

Section 15.3 Notices. Except as otherwise expressly provided, any notice required by these Bylaws to be given shall be sufficient if given by depositing the same in a post office or letter box in a sealed postpaid wrapper addressed to the person entitled thereto at his address, as the same appears upon the books of the Corporation, or by sending via facsimile, telegraphing or cabling the same to such person at such addresses; and such notice shall be deemed to be given at the time it is mailed, sent via facsimile, telegraphed or cabled.

Section 15.4 Waiver of Notice. Any stockholder or director may at any time, by writing or by telegraph or by cable, waive any notice required to be given under these Bylaws, and if any stockholder or director shall be present at any meeting his presence shall constitute a waiver of such notice.

Section 15.5 Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner, as shall from time to time be designated by resolution of the Board of Directors.

Section 15.6 Deposits. All funds of the Corporation shall be deposited from time to time to the credit of the Corporation in such bank or banks, trust companies or other depositories as the Board of Directors may select, and, for the purpose of such deposit, checks, drafts, warrants and other orders for the payment of money which are payable to the order of the Corporation, may be endorsed for deposit, assigned and delivered by any officer of the Corporation, or by such agents of the Corporation as the Board of Directors or the President may authorize for that purpose.

Execution Version

Section 15.7 Voting Stock of Other Corporations. Except as otherwise ordered by the Board of Directors or the Executive Committee, the President or the Treasurer shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of the stockholders of any corporation of which the Corporation is a stockholder and to execute a proxy to any other person to represent the Corporation at any such meeting, and at any such meeting the President or the Treasurer or the holder of any such proxy, as the case may be, shall possess and may exercise any and all rights and powers incident to ownership of such stock and which, as owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors or the Executive Committee may from time to time confer like powers upon any other person or persons.

Section 15.8 Indemnification of Officers and Directors. The Corporation shall indemnify any and all of its directors or officers, including former directors or officers, and any employee, who shall serve as an officer or director of any corporation at the request of this Corporation, to the fullest extent permitted under and in accordance with the laws of the State of Delaware.

ARTICLE XVI.

AMENDMENTS.

The Board of Directors shall have the power to make, rescind, alter, amend and repeal these Bylaws, provided, however, that the stockholders shall have power to rescind, alter, amend or repeal any bylaws made by the Board of Directors, and to enact bylaws which if so expressed shall not be rescinded, altered, amended or repealed by the Board of Directors. No change of the time or place for the annual meeting of the stockholders for the election of directors shall be made except in accordance with the laws of the State of Delaware.

*        *        *         *        *

Exhibit C

List of Appointed Directors of Parent

1.	Mariano Costamagna

2.	To be determined.

3.	To be determined.

C-1

Exhibit D

Officers of the New Fuel Systems Automotive and Industrial Group Business Unit – a

Wholly Owned Business Unit of Westport Fuel Systems

[Disclosure of organizational structure of Fuel Systems Automotive and Industrial Group Business Unit redacted due to prejudicial impact of such disclosure to Parent and Company]

D-1

Schedule 3.2

If at any time during the period after the date of the Agreement and prior to the Effective Time, except as otherwise provided in Section 6.2(b)(iii) and Section 6.2(b)(iv) of this Agreement, Parent or any Parent Subsidiary issues, or enters into any written agreement or commitment (excluding any non-binding term sheet, letter of intent or similar arrangement) to issue after the date of this Agreement and on or prior to 14 days after the Closing Date, directly or indirectly, an aggregate amount of Parent Common Shares in excess of 16,000,000 (as such number of shares is equitably adjusted for subsequent share splits, share combinations, share dividends and recapitalizations), including any Parent Common Shares issuable upon conversion, exercise or exchange of Common Share Equivalents (whether or not any such Common Share Equivalents are then convertible, exercisable or exchangeable, and without giving effect to any provisions for cashless exercise or net share settlement or provisions with similar features) (the aggregate amount of Parent Common Shares, together with any Parent Common Shares issuable with respect to all Common Share Equivalents, in excess of 16,000,000, the “Excess Parent Common Shares”), the Exchange Ratio shall be ratably adjusted to reflect fully an increase in the aggregate Merger Consideration by a number of Parent Common Shares equal to [thirty-five percent (35%)] of the aggregate number of Excess Parent Common Shares. This Schedule 3.2 sets forth, solely for the purpose of illustration, an example of such adjustment to the Exchange Ratio.

“Common Share Equivalents” means any rights, options or warrants to purchase, subscribe for or otherwise acquire any shares of Parent Common Shares or any other security convertible into or exchangeable or exercisable for shares of Parent Common Shares.

Illustrative Calculation of

Exchange Ratio Adjustment for

Common Share Equivalents

The following sets forth, solely for illustrative purposes, an example calculation of an adjustment to the Exchange Ratio for Common Share Equivalents (and, in the event of any conflict between this illustrative example and the terms and provisions of the Agreement, the Agreement shall control).

Example

Assuming that, as of the date of the Agreement, the Exchange Ratio is 2.129 and a total of 38,521,193 shares of Parent Common Shares are issuable with respect to the Company Common Stock and, following the date of the Agreement, Parent issues convertible notes that are convertible into 22,500,000 shares of Parent Common Shares, the calculation of the adjustment to the Exchange Ratio is illustrated by the following formula:

ER0 x PCS0 + ([0.35] x [CS – 16,000,000]) / PCS0 = ER1

where,

ER0	=	the Exchange Ratio in effect as of the Effective Time and immediately prior to the issuance of the Common Share Equivalents;

ER1	=	the Exchange Ratio in effect as of the Effective Time and immediately after the issuance of the Common Share Equivalents;

PCS0	=	the total number of Parent Common Shares issuable with respect to the Company Common Stock pursuant to Section 3.1(b) immediately prior to the issuance of the Common Share Equivalents; and

CS	=	the total number of Parent Common Shares issuable pursuant to the Common Share Equivalents.

2.129 x 38,521,193 + (0.35 x [22,500,000 – 16,000,000]) /38,521,193 = 2.188

Accordingly, the Exchange Ratio after the issuance of the convertible notes would be adjusted to 2.188.

2

Schedule 7.1(b)

1.	The expiry of the period for the Competition Board of Turkey to respond or take any action in respect of the notification submitted to it with respect to the transactions contemplated by this Agreement without any formal response having been issued or action having been taken; or

2.	A decision by the Competition Board of Turkey that the transactions contemplated by this Agreement would not result in the creation or strengthening of a joint or separate dominant position or the strengthening thereof, as described under Article 7 of the Turkish Act on the Protection of Competition No. 4054 dated December 13,1994 and the Communique Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board No. 2010/4 dated October 7, 2010, or result in significant lessening of competition in all or part of Turkey.

COMPANY DISCLOSURE LETTER

TO

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.,

AND FUEL SYSTEMS SOLUTIONS, INC.

This confidential disclosure letter (this “Company Disclosure Letter”) has been prepared in connection with that certain Agreement and Plan of Merger Agreement (the “Agreement”), dated as of September 1, 2015, by and among Westport Innovations Inc., a company incorporated under the laws of Alberta, Canada (“Purchaser”), Whitehorse Merger Sub Inc., a Delaware corporation (the “Merger Sub”) and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used herein but not otherwise defined herein have the respective meanings specified in the Agreement. This Company Disclosure Letter and the matters described herein constitute Evaluation Material within the meaning of the confidentiality agreement dated March 16, 2015 between Purchaser and the Company (the “Confidentiality Agreement”) and are being provided subject to the terms of that agreement.

The mere inclusion of any item in any section or subsection of this Company Disclosure Letter as an exception to any representation or warranty set forth in the Agreement or otherwise shall not be deemed to constitute an admission by the Company or to otherwise imply that any such item has had or would have a Company Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. The information contained in this Company Disclosure Letter is disclosed solely for the purpose of the Agreement, and no information contained herein shall be deemed to be an admission by the Company to any third party of any matter whatsoever (including any breach or violation of any Contract or Laws). In disclosing this information, the Company expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

The sections or subsections of this Company Disclosure Letter are arranged in sections corresponding to the numbered and lettered sections and subsections of the Agreement. Matters disclosed in any section or subsection of this Company Disclosure Letter are not necessarily limited to matters that are required by the Agreement to be disclosed herein, and the disclosure of such items in any section or subsection of this Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such items is reasonably apparent, notwithstanding the omission or reference or cross-reference thereto. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by the Agreement, and disclosure of such additional matters shall not affect or be deemed to affect, directly or indirectly, the interpretation of the Agreement or to broaden or otherwise amplify the representations and warranties or covenants of the Company set forth therein and the scope of the disclosure obligations thereunder. This Company Disclosure Letter is qualified in its entirety by reference to specific sections of the Agreement and shall be construed within the context of the Agreement, and is not intended to constitute, and shall not be construed as constituting, independent representations or warranties or covenants of the Company.

Headings inserted in the sections or subsections of this Company Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in the Agreement. Where the terms of a commitment or other disclosure item have been referenced, summarized or described in this Company Disclosure Letter, such reference, summary or description does not purport to be a complete statement of the terms of such

1

commitment or other disclosure item and such disclosures are qualified in their entirety by the specific terms of such agreements or documents. The information contained in this Company Disclosure Letter is confidential information of the Company, Purchaser and Merger Sub and each of its Affiliates are obligated to maintain and protect such information pursuant to the Agreement and the Confidentiality Agreement.

2

SECTION 4.1

ORGANIZATION AND QUALIFICATION; SUBSIDIARIES

(a) None.

(b) None.

(c)

Name		Jurisdiction of Organization	Type and Percentage Ownership	Other Owners Information	U.S. Tax Classification
1.	IMPCO Technologies, Inc.	United States	100%	-	C Corp
2.	MTM, S.r.l.	Europe	100%	-	-
3.	IMPCO Technologies Pty, Ltd	Australia	100%	-	-
4.	MTM de Venezuela S.A.	Venezuela	100%	-	-
5.	WMTM Equipamentos de Gases, Ltda	Brazil	100%	-	-
6.	NG LOG Armazen Gerais Ltda	Brazil	100%	-	-
7.	T.A. Gas Technologies	Argentina	100%	-	-
8.	Rohan BRC Gas Equipment Private Limited	India	100%	-	-
9.	Zavoli, S.r.l.	Italy	100%	-	-
10.	Or.Ma. S.R.L	Italy	100%	-	-
11.	IMPCO Fuel Systems (Shanghai) Ltd.	China	100%	-	-
12.	IMPCO Technologies (Canada) LLC	United States	100%	-	LLC
13.	IMPCO Technologies Canada, Inc.	Canada	100%	-	-
14.	IMPCO Technologies BV	Netherlands	100%	-	-
15.	IMPCO Technologies GmbH	Germany	100%	-	-
16.	GFI Control Systems BV	Netherlands	100%	-	-
17.	IMPCO Technologies SARL	France	100%	-	-
18.	K.K. IMPCO TECH JAPAN	Japan	100%	-	-
19.	Grupo IMPCO Mexicano S. De R.L. De C.V.	Mexico	100%	-	-
20.	IMPCO BRC Mexicano	Mexico	100%	-	-

(d)	None.

3

SECTION 4.2

ORGANIZATIONAL DOCUMENTS

None.

4

SECTION 4.3

CAPITAL STRUCTURE

(a) None.

(b) None.

(c) None.

(d)(i)

[Equity award grant information disclosure redacted due to confidentiality concerns relating to disclosure of personal information]

(d)(ii) None.

5

SECTION 4.4

AUTHORITY

(a) None.

(b) None.

6

SECTION 4.5

NO CONFLICT; REQUIRED FILINGS AND CONSENTS

(a) None.

(b)

[Contract details redacted due to confidentiality provisions and prejudice arising from disclosure of business relationships and terms]

7

SECTION 4.6

PERMITS; COMPLIANCE WITH LAW

(a) None.

(b) None.

(c) None.

(d) None.

8

SECTION 4.7

SEC FILINGS; COMPANY FINANCIAL STATEMENTS

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

9

SECTION 4.8

DISCLOSURE DOCUMENTS

(a) None.

(b) None.

10

SECTION 4.9

ABSENCE OF CERTAIN CHANGES OR EVENTS

None.

11

SECTION 4.10

EMPLOYEE BENEFIT PLANS

Plans in other countries, to the best of our knowledge, are mandated by applicable law.

(a) [Employee benefit plan disclosure redacted due to confidentiality concerns relating to employee compensation disclosure]

12

SECTION 4.11

LABOR AND OTHER EMPLOYMENT MATTERS

(a) None.

(b) None.

13

SECTION 4.12

MATERIAL CONTRACTS

[Material Contracts disclosure redacted due to confidentiality provisions and prejudice arising from disclosure of customer and supplier relationships and related business terms]

14

SECTION 4.13

LITIGATION

[Description of ongoing litigation and disputes redacted due to confidentiality concerns and potential prejudicial impact of disclosure on ongoing disputes]

15

SECTION 4.14

ENVIRONMENTAL MATTERS

(a) None.

(b) None.

16

SECTION 4.15

INTELLECTUAL PROPERTY

(a)

1.	Attached as Exhibit A is a list of material trademarks owned by MTM S.R.L.

2.	Attached as Exhibit B is a list of certain patents, patent and trademark applications and trademarks, trade dress and service marks owned by Company Subsidiaries.

3.	Attached as Exhibit C is a list of additional trademarks owned by T.A. Gas Technologies – Argentina.

4.	Attached as Exhibit D is a list of material trademarks owned by FSS Industrial.

5.	Additional trademarks owned by Company or Company Subsidiary:

“FSS and Design”, US Registration No. 3918640, owned by Fuel Systems Solutions, Inc.

“Fuel Systems Solutions and Design”, US Registration No. 3902155, owned by Fuel Systems Solutions, Inc.

“PHILL”, US Registration No. 2941111, owned by MTM S.R.L.

“CLEARSKY”, Mexican Registration No. 1285429, owned by IMPCO TECHNOLOGIES (CANADA), LLC.

“ZAVOLI”, Italian Registration No. BO2013C000547, owned by Zavoli S.r.L.

“ZAVOLI GAS POINT”, Italian Registration No. BO2003C000383 and BO2003C000384, owned by Zavoli S.r.L.

“GHIBLI”, no Italian Registration No., owned by Zavoli S.r.L.

6.	Additional patents owned by Company or Company Subsidiary:

US Patent No. 5820102, currently assigned to IMPCO TECHNOLOGIES (CANADA), LLC

(Note: this patent will expire within 18 months and will not be updated).

US Patent No. 6505611, currently assigned to IMPCO TECHNOLOGIES (CANADA), LLC

(Note: this patent will expire within 18 months and will not be updated).

7.	Domain names owned by Company or Company Subsidiary:

http://www.fuelsystemssolutions.com

http://www.brc.it/

http://www.cubogas.com/

http://www.brccompressors.it/

17

http://www.brcfuelmaker.it/

http://www.brced.com/index.asp

http://www.zavoli.com/

http://www.ta.com.ar/

http://www.brcgas.se/

http://www.wmtm.com.br/

http://www.rohanbrc.com/

http://www.impcotechnologies.com/

http://www.impcoautomotive.com/

http://www.impco.ws/impco-canada.asp

http://www.impcotechnologies.com/rail-apu.asp

http://www.impcotechnologies.com/anti-idling.asp

http://www.afsglobal.com/

http://www.impco.ws/impco-japan.asp

http://www.impco.co.jp/index.htm

http://www.impco.eu/

http://www.gficontrolsystems.com/

http://www.impco.com.au

http://www.brcracingteam.com/it/home

http://impcoautomotive.com/http://www.fuelsystemssolutions.com

http://www.brc.it/

http://www.cubogas.com/

http://www.brccompressors.it/

http://www.brcfuelmaker.it/

http://www.brced.com/index.asp

http://www.zavoli.com/

18

http://www.ta.com.ar/

http://www.brcgas.se/

http://www.wmtm.com.br/

http://www.rohanbrc.com/

http://www.impcotechnologies.com/

http://www.impcoautomotive.com/

http://www.impco.ws/impco-canada.asp

http://www.impcotechnologies.com/rail-apu.asp

http://www.impcotechnologies.com/anti-idling.asp

http://www.afsglobal.com/

http://www.impco.ws/impco-japan.asp

http://www.impco.co.jp/index.htm

http://www.impco.eu/

http://www.gficontrolsystems.com/

http://www.impco.com.au

http://www.brcracingteam.com/it/home

http://impcoautomotive.com/

(b) None.

(c) None.

(d) None.

19

SECTION 4.16

PROPERTIES

(a)

1.	Land in Cesena, Italy owned by Or.Ma. S.R.L.

20

SECTION 4.17

TAXES

(a) None.

(b) (i)

[Description of tax audit information redacted for confidentiality reasons]

(b) (ii)-(iv) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

(k) None.

(l) None.

21

SECTION 4.18

INSURANCE

None.

22

SECTION 4.19

OPINION OF FINANCIAL ADVISOR

1.	J.P. Morgan fairness opinion dated September 1, 2015.

23

SECTION 4.20

TAKEOVER STATUTES

None

24

SECTION 4.21

VOTE REQUIRED

None.

25

SECTION 4.22

BROKERS

None.

26

SECTION 4.23

INVESTMENT COMPANY ACT

None.

27

SECTION 4.24

AFFILIATE TRANSACTIONS

None.

28

SECTION 4.25

PRODUCTS LIABILITY

(a) None.

(b) None.

(c) None.

29

SECTION 4.26

NO OTHER REPRESENTATIONS OR WARRANTIES

None.

30

SECTION 6.1

CONDUCT OF BUSINESS BY COMPANY

(a)

[Disclosure of restructuring requirements redacted due to confidentiality provisions and prejudice to Company arising from disclosure]

(b) None.

31

EXHIBIT A

See attached.

32

EXHIBIT C

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(1) (2)	E 14353	Figurativo	T: 4284 M.T.M. S.R.L.	TURCHIA	Dep:	15/09/2009	2009-G-209617	28/09/2019
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/09/2009	99/015870
	Classi Int: 7, 12
	E 14352	Parola	T: 4284 M.T.M. S.R.L.	TURCHIA	Dep:	15/09/2009	2009-G-209618	28/09/2019
BRC	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/09/2009	99/015871
	Classi Int: 7, 12
(3)	E 14759 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ARGENTINA	Dep:	09/03/2010	2984721	03/12/2020
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/12/2010	2412628
	Classi Int: 7
(4)	E 14760	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ARGENTINA	Dep:	09/03/2010	2984723	03/12/2020
	Attivo				Reg:	03/12/2010	2412629
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(5)	E 14761	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	BRASILE	Dep:	16/03/2010	830565604
	Attivo				Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7
(6)	E 14762	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	BRASILE	Dep:	16/03/2010	830565590
	Attivo				Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(7)	E 14755	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	CANADA	Dep:	22/03/2010	1474095	28/03/2027
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/03/2012	TMA820924
	Classi Int: 7, 9
(8)	N 12519	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	INTERNAZIONALE	Dep:	26/01/2010	23926-D/2010	10/02/2020
	Attivo				Reg:	10/02/2010	1040266
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9

06/12/2012 - (R. 3.745)	Pagina 1 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(9)	E 14747	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	INDIA	Dep:	16/03/2010	1936871
	Attivo		SOCIO		Reg:
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9
(10)	I 10741	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	ITALIA	Dep:	24/09/2009	TO2009C002953	24/09/2019
	Attivo		SOCIO		Reg:	10/02/2010	1243142
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9
(11)	E 14757	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	TAILANDIA	Dep:	24/03/2010	762553	23/03/2020
	Attivo		SOCIO		Reg:	29/11/2011	KOR341938
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7
(12)	E 14758	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO	TAILANDIA	Dep:	24/03/2010	762554	23/03/2020
	Attivo		SOCIO		Reg:	29/11/2011	KOR341939
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9
(13)	E 15230	Figurativo	T: 4284 M.T.M. S.R.L.	BULGARIA	Dep:	23/09/2010	55644	24/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:		45875
	Classi Int: 7, 9
(14)	C 00590	Figurativo	T: 4284 M.T.M. S.R.L.	COMUNITARIO	Dep:	19/01/2004	3593531	19/01/2014
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	25/05/2005	3593531
	Classi Int: 7, 9
(15)	E 09480	Figurativo	T: 4284 M.T.M. S.R.L.	CANADA	Dep:	09/05/2005	1256931	22/05/2023
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	22/05/2008	TMA714868
	Classi Int: 7, 9
(16)	E 16883	Figurativo	T: 4284 M.T.M. S.R.L.	COLOMBIA	Dep:	29/05/2012	01046551	05/07/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 12

06/12/2012 - (R. 3.745)	Pagina 2 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(17)	E 16884	Figurativo	T: 4284 M.T.M. S.R.L.	COLOMBIA	Dep:	29/05/2012	01046552	05/07/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
Classi Int: 9
(18)	E 12985	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	FILIPPINE	Dep:	21/12/2007	4-2007-014210	13/10/2018
	Attivo				Reg:	13/10/2008	4- 2007-014210
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9
(19)	N 08454	Figurativo	T: 4284 M.T.M. S.R.L.	INTERNAZIONALE	Dep:	27/11/2003	24258-D/2003	16/12/2013
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/12/2003	820497
Classi Int: 7, 9
(20)	E 15248	Figurativo	T: 4284 M.T.M. S.R.L.	INDIA	Dep:
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
Classi Int: 7
(21)	E 15249	Figurativo	T: 4284 M.T.M. S.R.L.	INDIA	Dep:			31/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	13/07/2011	967090
Classi Int: 9
(22)	I 08713	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep:	05/07/2006	TO2006C001861	12/07/2016
	Attivo				Reg:
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9
(23)	E 16881	Figurativo	T: 4284 M.T.M. S.R.L.	MALESIA	Dep:			03/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	30/05/2012	02006296
Classi Int: 9
(24)	E 16882	Figurativo	T: 4284 M.T.M. S.R.L.	MALESIA	Dep:			03/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	30/05/2012	02006295
Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 3 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(25)	E 13270	Figurativo	T: 4284 M.T.M. S.R.L.	PAKISTAN	Dep:			16/05/2018
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/05/2008	170991
	Classi Int: 7
(26)	E 13271	Figurativo	T: 4284 M.T.M. S.R.L.	PAKISTAN	Dep:			16/05/2018
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	16/05/2008	170992
	Classi Int: 9
(27)	E 15841	Figurativo	T: 4284 M.T.M. S.R.L.	ROMANIA	Dep:			28/05/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7, 9
(28)	C 01142 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	COMUNITARIO	Dep:	07/02/2007	5700372	07/02/2017
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	07/04/2008	5700372
	Classi Int: 7, 9, 35, 37, 41
(29)	I 09070 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep:	19/01/2007	TO2007C000198	19/01/2017
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	26/05/2010	1288472
	Classi Int: 7, 9, 35, 37, 41
(30) CUBOGAS	E 17392	Parola	T: 994497 DRESSER INC.	CINA	Dep:	08/11/2010	8820404	27/12/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	28/12/2011	8820404
	Classi Int: 9
(31) CUBOGAS	E 17393 Attivo	Parola	T: 994497 DRESSER INC.	CINA	Dep:	22/04/2011	9376468	06/05/2022
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	07/05/2012	9376468
	Classi Int: 7
(32) CUBOGAS	N 13016	Parola	T: 994497 DRESSER INC.	INTERNAZIONALE	Dep:			23/09/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	23/09/2010	1070191
	Classi Int: 9

06/12/2012 - (R. 3.745)	Pagina 4 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(33) CUBOGAS	E 17390	Parola	T: 994497 DRESSER INC,	INDIA	Dep:	29/09/2010	2030686
	Attivo		C: 4284 M.T.M, S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(34) CUBOGAS	E 17389	Parola	T: 994497 DRESSER INC.	KAZAKHSTAN	Dep:	18/03/2011	53841
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(35) CUBOGAS	E 17386	Parola	T: 994497 DRESSER INC.	PAKISTAN	Dep:	30/09/2010	289469
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(36) CUBOGAS	E 17215	Parola	T: 994497 DRESSER INC,	TAILANDIA	Dep:	13/10/2010	783976	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(37) CUBOGAS	E 17216	Parola	T: 994497 DRESSER INC.	TAILANDIA	Dep:	13/10/2010	783977	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(38) CUBOGAS	E 17217	Parola	T: 994497 DRESSER INC.	TAILANDIA	Dep:	13/10/2012	783978	12/10/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 11

(39) CUBOGAS	E 17387	Parola	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO	U.S.A.	Dep:	20/09/2010	85/133231
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(40) CUBOGAS	E 17391	Parola	T: 994497 DRESSER INC.	VENEZUELA	Dep:	28/10/2010	17857-10	13/12/2026
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	13/12/2011	P313133
	Classi Int: 9

06/12/2012 - (R. 3.745)	Pagina 5 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(41)	C 00970	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COMUNITARIO	Dep:	24/02/2006	4924148	24/02/2016
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	06/06/2007	4924148
	Classi Int: 35, 42

(42)	E 14874	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ALGERIA	Dep:	04/04/2010	100996	04/04/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	04/04/2010	78209
	Classi Int: 7, 9, 37

(43)	E 14846	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994294	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422190
	Classi Int: 7

(44)	E 14847	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994296	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422191
	Classi Int: 9

(45)	E 14849	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	ARGENTINA	Dep:	12/04/2010	2994298	03/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	03/02/2011	2422193
	Classi Int: 37

(46)	E 14850	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578390
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(47)	E 14851	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578412
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(48)	E 14852	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	BRASILE	Dep:	14/04/2010	830578420
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 37

06/12/2012 - (R. 3.745)	Pagina 6 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(49)	C 01574	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COMUNITARIO	Dep:	14/10/2009	8615569	14/10/2019
	Attivo				Reg:	18/06/2010	8615569
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9, 37

(50)	E 14845	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CANADA	Dep:	29/03/2010	1474986	04/04/2027
	Attivo				Reg:	04/04/2012	TMA821602
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9, 37

(51)	E 14853	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CILE	Dep:	31/03/2010	899944	22/10/2020
	Attivo				Reg:	22/10/2010	900611
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7, 9

(52)	E 14893	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	CILE	Dep:	31/03/2010	899945	22/10/2020
	Attivo				Reg:	22/10/2010	900610
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 37

(53)	E 14855	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042841	24/09/2020
	Attivo				Reg:	24/09/2010	409595
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7

(54)	E 14856	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042835	24/09/2020
	Attivo				Reg:	24/09/2010	409593
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 9

(55)	E 14857	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COLOMBIA	Dep:	14/04/2010	10042838	24/09/2020
	Attivo				Reg:	24/09/2010	409594
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 37

(56)	E 14858	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep:	12/04/2010	01/2010-003062	14/01/2021
	Attivo				Reg:	14/01/2011	206058
			C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
	Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 7 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(57)	E 14859 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep: Reg:	12/04/2010 14/01/2011	01/2010-003063 206056	14/01/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 9

(58)	E 14860 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	COSTA RICA	Dep: Reg:	12/04/2010 14/01/2011	01/2010-003064 206057	14/01/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 37

(59)	N 12505 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	INTERNAZIONALE	Dep: Reg:	28/12/2009 28/12/2009	A0018206 1028477	28/12/2019
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9, 37

(60)	E 14875 Attivo	Figurativo	T: 9931 18 FUEL SYSTEMS SOLUTIONS, INC.	KAZAKHSTAN	Dep: Reg:	31/03/2010 27/06/2011	50153 35592	31/03/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7, 9, 37

(61)	E 14861 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 08/10/2010	1081461 1183013	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7

(62)	E 14862 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 27/08/2010	1081462 1176371	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 9

(63)	E 14863 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	MESSICO	Dep: Reg:	14/04/2010 25/11/2010	1081463 1190981	14/04/2020
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 37

(64)	E 14864 Attivo	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep: Reg:	31/03/2010 11/10/2011	12183 353995	1/10/2021
C: 4284 M.T.M. S.R.L. CON UNICO SOCIO
Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 8 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(65)	E 14865	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep:	31/03/2010	12184	05/08/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	05/08/2011	350684
	Classi Int: 9

(66)	E 14866	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PARAGUAY	Dep:	31/03/2010	12185	05/08/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	05/08/2011	350685
	Classi Int: 37

(67)	E 14867	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	PERU	Dep:	13/04/2010	418122	11/11/2020
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	11/11/2010	1689
	Classi Int: 7, 9, 37

(68)	E 14574	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	U.S.A.	Dep:	16/12/2009	77/895109	15/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	15/02/2011	3918640
	Classi Int: 7, 9, 37

(69)	E 14873	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	URUGUAY	Dep:	05/04/2010	411008	09/04/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	09/04/2012	411008
	Classi Int: 7, 9, 37

(70)	E 14870	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005092-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 7

(71)	E 14871	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005093-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 9

(72)	E 14872	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC.	VENEZUELA	Dep:	14/04/2010	005091-2010
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:
	Classi Int: 37

06/12/2012 - (R. 3.745)	Pagina 9 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(73)	E 09778	Figurativo	T: 993118 FUEL SYSTEMS SOLUTIONS, INC. C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	U.S.A.	Dep: Reg:	24/10/2005 04/01/2011	78/738965 3902155	04/01/2021
Attivo

Classi Int: 42
(74) FUELMAKER	E 15058	Parola	T: 4284 M.T.M. S.R.L.	CANADA	Dep:			08/02/2021
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	01/03/2006	TMA379733
Classi Int: 7, 37
(75) FUELMAKER	E 17169	Parola	T: 4284 M.T.M. S.R.L.	U.S.A.	Dep:	21/06/2012		23/06/2022
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	02/07/2012	1695765
Classi Int: 7, 37
(76)	I 11670	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	17/02/2011 28/07/2011	TO2011C000576 1456774	17/02/2021
Attivo

Classi Int: 16, 18, 25, 37, 39, 41
(77)	I 10651	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	29/07/2009 12/01/2011	TO2009C002389 1401214	29/07/2019
Attivo

Classi Int: 7, 9, 37
(78) PHILL	E 15059	Parola	T: 4284 M.T.M. S.R.L.	CANADA	Dep:	07/02/2003	1166806	23/09/2019
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	23/09/2004	TMA620539
Classi Int: 7, 37
(79) PHILL	E 15061	Parola	T: 4284 M.T.M. S.R.L.	U.S.A.	Dep:	27/02/2003	76493292	19/04/2015
	Attivo		C: 4284 M.T.M. S.R.L. CON UNICO SOCIO		Reg:	19/04/2005	2941111
Classi Int: 7, 37
(80)	E 14767	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	CANADA	Dep: Reg:	22/03/2010 28/03/2012	1474093 TMA820925	28/03/2027
Attivo

Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 10 di 11

*** ELENCO MARCHI ***

Marchio	Caso	Tipo	Titolare/Cliente	Nazione	Data		Numero	Scadenza
(81)	N 12520 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	INTERNAZIONALE	Dep: Reg:	26/01/2010 10/02/2010	23925-D/2010 1033577	10/02/2020

Classi Int: 7
(82)	I 10907 Attivo	Figurativo	T: 991578 M.T.M. S.R.L. CON UNICO SOCIO C: 4284 M.T.M. S.R.L. CON UNICO SOCIO	ITALIA	Dep: Reg:	23/12/2009 10/02/2010	TO2009C003964 1243143	23/12/2019

Classi Int: 7

06/12/2012 - (R. 3.745)	Pagina 11 di 11

EXHIBIT B

See attached.

33

EXHIBIT B

Patent owner	Applicant(s)	Title	Abstract	State	MTM License	Publication number
M.T.M. - S.r.l.	FUELMAKER CORP [CA]	GAS DESICCATION AND CONTAMINANT DISPOSAL METHOD AND APPARATUS	Water containing contaminants is removed from a gas or liquid stream and then treated to separate the water from the contaminants. The water is separated using a condenser and a semi-permeable membrane so that it is pure enough to be disposed-of in the local environment by evaporation. The accumulated contaminants may be removed separately for controlled disposal, or reintroduced into the original stream as an alternate method of disposal.	USA		US6117211 (A)

M.T.M. - S.r.l.	FUELMAKER CORP [CA]	APPARATUS AND METHOD FOR CONTROLLING AND PREVENTION OF VENTING OF GASEOUS FUEL TO ATMOSPHERE FROM A VEHICLE TANK AT COMPLETAION OF A FUELLING PROCESS	In a gaseous fuelling system for motor vehicles, the residual gas in the fill lines is depressurized in a controlled manner to prevent gas “blow back” from the vehicle tank. Methods for blow back detection and prevention in direct and indirect fill procedures are provided.	USA		US6152191 (A)

M.T.M. - S.r.l.		RESIDENTIAL COMPRESSOR FOR REFUELING MOTOR VEHICLES THAT OPERATE ON GASEOUS FUELS.	A compressor for natural gas is made in a format suitable for mounting on a wall or upright support at a residential location. This permits refilling of the gas reservoir of a gaseous-fueled motor vehicle parked at the residence. The wall-mounted appliance has vibration isolation supports to minimize transmission of noise into the residence. It has a ventilation and air circulation system that allows it to test for the presence of flammable gas both leaking from the appliance and present in the adjacent ambient environment, e.g. a garage	USA	MXPA05003603 (A)
MEXICO
INDIA
CILE

M.T.M. - S.r.l.	M T M S R L [IT]	METHOD AND GROUP FOR THE LPG FEEDING OF AN INTERNAL COMBUSTION ENGINE.	Method and group (2) for feeding LPG to an internal combustion engine (1) according to which during some engine operation instants the temperature of the LPG fed to injectors (4) is determined and, for each temperature value, a correspondent value of a maximum optimal pressure is determinated so that LPG remains in gaseous phase; an incoming LPG real pressure to the injectors is adjusted so that it is substantially the same of maximum optimal determined pressure and the gas flow from injectors is controlled according to the adjusted effective pressure of engine inlet camera and of the LPG temperature.	ITALY	MX2007004971 (A)
	M T M S R L [IT]			EPO
	M T M S R L [IT]			USA
	M T M S R L [IT]			JAPAN
	M T M S R L [IT]			KOREA

	M T M S R L [IT]			INDIA

	M T M S R L [IT]			CHINA

M.T.M. - S.r.l.	M T M S R L [IT]	SISTEMA E METODO PER DETERMINARE LA COMPOSIZIONE DI UNA MISCELA LIQUIDA	Method to integrate in a level sensor the feature of measuring the liquid composition. Both level and composition are measured through optical behaviour of fluids.	ITALY

                     trademarks, trade dress or service marks (collectively, “Trademarks”) registered or unregistered, used in connection with the business of the Company

•	Brc

•	BrcFuelmaker

•	BRC Gas Equipment

•	BRC Gas Service

•	Cubogas

•	Fuel Systems Solutions

•	FSS

•	FuelMaker

•	Green Scout Cup

•	KitMTM

•	PHILL

•	TA Gas Technology (Tomasetto Achille)

•	Zavoli

FSS Industrial Active IP			PA = Patent Application; TA = Trademark Application

Docket#	Type	COUNTRY	MARK/TITLE	SERIAL NO.	FILING DATE	“20 YR” EXPIRY	REG. NO.	ISSUE DATE	STATUS
5650	PA	Japan	Pressurized Fluid Storage/Transfer System including a Sonic Nozzle	97263730	29-Sep-97	24-Sep-17	3699812	15-Jul-05	PAT GRANTED
5651	PA	US	Pressurized Fluid Storage/Transfer System including a Sonic Nozzle	8729953	15-Oct-96	10-Oct-16	5820102	13-Oct-98	PAT GRANTED
5657	PA	US	Gas Flow Regulation System	10630719	31-Jul-03	26-Jul-23	6901952	7-Jun-05	PAT GRANTED
5672	PA	US	Pressurized Valve Seal	10124404	18-Apr-02	13-Apr-22	6845965	25-Jan-05	PAT GRANTED
5676	PA	Germany	Pressurized Valve Seal	3714591.9	17-Apr-03	12-Apr-23	60309151.2	18-Oct-06	PAT GRANTED
5683	PA	US	Pressure Regulator	9886120	22-Jun-01	17-Jun-21	6523565	25-Feb-03	PAT GRANTED
5704	PA	Japan	Crashproof Instant-on Valve	2002505992	22-Jun-01	17-Jun-21	4022143	7-Oct-07	PAT GRANTED
5707	PA	US	Crashproof instant-on Valve	9886127	22-Jun-01	17-Jun-21	6557821	6-May-03	PAT GRANTED
5708	PA	Canada	Pressure Relief Device	2426507	23-Apr-03	18-Apr-23	2426507	26-Feb-08	PAT GRANTED
5710	PA	US	Pressure Relief Device	10420855	23-Apr-03	18-Apr-23	6851445	8-Feb-05	PAT GRANTED
5711	PA	Germany	Pressure Relief Device	3717075	23-Apr-03	18-Apr-23	1497580	8-Nov-06	PAT GRANTED
5733	PA	US	Three Stage Gas Pressure Regulator	8563391	28-Nov-95	23-Nov-15	5797425	25-Aug-98	PAT GRANTED
5740	PA	Germany	Piston-Type Thermally Activated Relief Device	96306579.2	22-Sep-96	17-Sep-16	766028	19-Dec-01	PAT GRANTED
5748	PA	Japan	Piston-Type Thermally Activated Relief Device	8252635	25-Sep-96	20-Sep-16	3015811	24-Dec-99	PAT GRANTED
5750	PA	Canada	Piston-Type Thermally Activated Relief Device	2162240	6-Nov-95	1-Nov-15	2152240	26-Jan-99	PAT GRANTED
5767	PA	Germany	Piston-Type Thermally Activated Relief Device	19600312.1	6-Jan-96	1-Jan-16	19600312.1	10-Feb-05	PAT GRANTED
5769	PA	Netherlands	Method and Apparatus for Vaporising Liquid Gas	2000001016	23-Dec-00	18-Dec-20	101967	25-Jun-02	PAT GRANTED
5772	PA	US	For the Intermittent and/or Sequential Introduction of a Gaseous Fuel	09/623.382	3-Mar-99	26-Feb-19	6371091	16-Apr-02	PAT GRANTED
5775	PA	Canada	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	2322483	3-Mar-99	26-Feb-19	2322483	12-Dec-06	PAT GRANTED
5776	PA	Germany	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	1999069918	3-Mar-99	26-Feb-19	69918416.2	25-Aug-05	PAT GRANTED
5787	PA	Netherlands	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	99909401.4	3-Mar-99	26-Feb-19	1060331	30-Jun-04	PAT GRANTED
5788	PA	Korea	System for the Intermittent and/or Sequential Introduction of a Gaseous Fuel	1020007009	3-Mar-99	26-Feb-19	0612055	7-Aug-06	PAT GRANTED
5806	PA	US	Fuel Control System for Gas Operated Engines	9351553	12-Jul-99	7-Jul-19	6196205	6-Mar-01	PAT GRANTED
5809	PA	US	Instant On Tank Valve with Manual Override	8845775	28-Apr-97	23-Apr-17	6202688	20-Mar-01	PAT GRANTED
5810	PA	Canada	Instant On Tank Valve with Manual Override	2203842	28-Apr-97	23-Apr-17	2203842	22-Apr-03	PAT GRANTED
5815	PA	Germany	Instant On Vented Tank Valve w/Manuel Override & Method of Operation Th	69715077.1	30-Apr-97	25-Apr-17	69715077.1	22-May-03	PAT GRANTED
5824	PA	Canada	Low Pressure Gas Vaporizer and Method of Operation	2198157	21-Feb-97	16-Feb-17	2198157	5-Nov-02	PAT GRANTED
5825	PA	US	Low Pressure Gas Vaporizer and Method of Operation	8803672	21-Feb-97	16-Feb-17	6044825	4-Apr-00	PAT GRANTED
5830	PA	US	Valve Including Vibration Dampening Means	10125595	19-Apr-02	14-Apr-22	6811141	2-Nov-04	PAT GRANTED
5850	PA	US	Electrical Machine Having Centrally Disposed Stator	10435554	12-May-03	7-May-23	6979919	27-Dec-05	PAT GRANTED
5855	PA	US	Energy Discharge Apparatus	11059544	17-Feb-05	12-Feb-25	7154249	26-Dec-06	PAT GRANTED
5856	PA	US	Energy Discharge Apparatus	11363260	28-Feb-06	23-Feb-26	7161330	9-Jan-07	PAT GRANTED
5857	PA	US	Control System for an Electric Machine	10891228	15-JuI-04	10-Jul-24	7154248	26-Dec-06	PAT GRANTED
5858	PA	US	Energy Discharge Apparatus	11363261	28-Feb-06	23-Feb-26	7245112	17-Jul-07	PAT GRANTED
5859	PA	US	Generator Transient Regulation	11083923	21-Mar-05	16-Mar-25	7215100	8-May-07	PAT GRANTED
5872	PA	US	Metering Valve & Fuel Supply System Equipped Therewith	9719119	22-Feb-01	17-Feb-21	6631883	14-Oct-03	PAT GRANTED
5873	PA	Canada	Metering Valve & Fuel Supply System Equipped Therewith	2334564	9-Jun-99	4-Jun-19	2334564	12-Feb-08	PAT GRANTED
5875	PA	Netherlands	Metering Valve & Fuel Supply System Equipped Therewith	1009355	9-Jun-98	4-Jun-18	0964146	12-Jan-05	PAT GRANTED
5876	PA	PRC	Metering Valve & Fuel Supply System Equipped Therewith	99107054.2	26-May-99	21-May-19	1125253	22-Oct-03	PAT GRANTED
5881	PA	So. Africa	Metering Valve & Fuel Supply System Equipped Therewith	20018738	23-Oct-01	18-Oct-21	0108738	23-Jan-03	PAT GRANTED
5883	PA	Germany	Metering Valve & Fuel Supply System Equipped Therewith	99201501.6	12-May-99	7-May-19	6992311.3	12-Jan-06	PAT GRANTED
5898	PA	Netherlands	Combined LPF/Fuel DI Injection System	2001772	7-Jul-09	2-Jul-29	2143916	14-Mar-12	PAT GRANTED

EXHIBIT C

See attached.

34

EXHIBIT D

DISTRIBUIDORA SHOPPING SRL

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
TOMASETTO ACHILLE	12	78344	04-Jan-03		- -		- -
TA GNC	12	85785	24-Mar-06		05-Feb-08	63170	24-Mar-16
TOMASETTO ACHILLE 2000	12	SR-01940-2010	17-Jun-10	78125	20-Apr-10	77801	20-Apr-20
TOMASETTO ACHILLE 2000	6	SR 01939-2010	17-Jun-10	78160	24-Apr-10	77800	24-Apr-20
CONVERTEC	12	824209290	09-Jan-02		11-Mar-0	824209290	11-Mar-18
IL PICCOLO	12	828762171	26-Sep-06		- -		- -
T.ACHILLE	06	823750507	24-Sep-01		03-Mar-0	823750507	03-Mar-19
T.ACHILLE	12	823750493	24-Sep-01		11-Mar-0	823750493	11-Mar-18
TOMASETTO	12	827537875	10-Jul-05		- -		- -
TOMASETTO	35	827985126	20-Dec-05		23-Jun-09	827985126	23-Jun-19
TOMASETTO	37	827985118	20-Dec-05		29-Jan-08	827985118	29-Jan-18
TOMASETTO ACHILLE INYECCION 2000	12	821106805	29-Sep-98		13-Jan-09	821106805	13-Jan-19
TOMASETTO	12	754240	- -	471281	07-Nov-0	785285	07-Nov-16
TOMASETTO ACHILLE	06	796827	23-Nov-07	496551	- -	817099	13-Nov-17
TA	12	4600745	13-Apr-05		14-Feb-08	4600745	13-Feb-18
TOMASETTO	12	05051008	25-May-05		27-Dec-05	310081	27-Dec-15
TOMASETTO ACHILLE	12	163533	15-Dec-03	163533	07-Dec-13	163533	03-Dec-23
TA	12	MI2014C009695	22-Oct-14	1089942	24-Feb-15	1089942	28-Oct-24
TOMASETTO ACHILLE	12	14866201	03-Feb-06		03-Feb-06	148662	03-Feb-16
TOMASETTO	12	211139	02-Jul-05		- -		02-Jul-15
TOMASETTO ACHILLE	07		02-Jul-05		- -		02-Jul-15
TOMASETTO ACHILLE	12	190564	14-Dec-10	190564	19-Dec-10	190564	19-Dec-20
TA	12	389554J	04-Apr-05		16-Mar-0	389554	16-Mar-16
CONVERTEC	12	619151	28-Feb-06		- -	256732	27-Feb-16
TA	12	659709	30-Apr-07		- -	298750	29-Apr-17
TOMASETTO ACHILLE	12	619152	28-Feb-06		- -		- -
TA GNC	12	2005 15182	08-Dec-05		08-Dec-05	81832	08-Dec-15
TOMASETTO ACHILLE	12	78778824	21-Dec-05		12-Aug-08	3486321	12-Aug-18
TOMASETTO ACHILLE	07	424382	14-Jun-11	328182	29-Apr-13	424382	22-Jun-21

DISTRIBUIDORA SHOPPING S.A.

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
TA y diseño	12	2808315	15-Jan-08		06-Jun-08	2808315	15-Jan-18
TOMASETTO ACHILLE 2000	06	836825	14-Jan-09	836825	- -	836825	13-Jan-19
TOMASETTO ACHILLE 2000	12	836827	14-Jan-09	836827	- -	836827	13-Jan-19
TOMASETTO ACHILLE 2000	06	354647	27-Nov-08	606967	13-Feb-09	115650	18-Nov-18
TOMASETTO ACHILLE 2000	12	354649	27-Nov-08	604137	13-Feb-09	115657	18-Nov-18
TOMASETTO ACHILLE	12	2203-018797	19-Dec-03		19-Jun-06	270247	19-Jun-16

TA GAS TECHNOLOGY

marca	clase	acta	fpre	renueva_a	fcon	nrocon	fvto
T A TOMASETTO ACHILLE	12	0001	29-Jan-15	9725	29-Jan-15	9725	05-Jan-25
TA	12	20140629	19-Feb-14		11-Sep-14	21961	24-Apr-24
TA	12	166070	26-Jun-13		- -		- -
TA	12	1085418	04-Dec-13		15-Jan-15	1151679	15-Jan-25
TA	12	12944155	29-May-13		21-May-1	12944155	20-May-25
TA	12	15086370	17-Apr-15		- -		- -
TA	12	2014-16844	02-Sep-14		- -		- -
TOMASETTO ACHILLE	12	17567	05-Sep-14	32863	- -		- -
TA		007604	24-Feb-14		- -		- -
TOMASETTO ACHILLE	12	1392501400	12-Jan-14	105724	14-Feb-15	225060	- -
TA	12	1442925	18-Dec-13		- -		- -
TA GAS TECHNOLOGY	12	2015057599	18-May-15		- -		- -
TOMASETTO ACHILLE	12	04002681	09-Mar-04	04002681	- -	04002681	09-Mar-24
TA		628497-2015	04-Aug-15		- -		- -
TA		530066	16-Apr-13		- -		- -
TOMASETTO	12	565055	20-Feb-14	95055	- -	95055	18-Feb-24
TOMASETTO ACHILLE	12	565054	20-Feb-14	95054	- -	95054	17-Feb-24
TA	12	Z-292602	17-Mar-15		- -		- -
TA	12	36967	26-Aug-14		- -		- -
TOMASETTO ACHILLE	12	37215	27-Aug-14	271060	- -	408544	06-Sep-24
TA	12	64516408	24-Mar-15	306384	- -		- -
TA	12	2014-10334	07-Feb-14		- -		- -
TA	12	2014-000797	24-Jan-14		08-Feb-15	331498	08-Feb-30

paisnombre
BANGLADESH
BULGARIA
BOLIVIA
BOLIVIA
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
BRASIL
CHILE
CHILE
REPUBLICA POPULAR CHINA
COLOMBIA
EGIPTO
ITALIA
PANAMA
PAKISTAN
PAKISTAN
PAKISTAN
PORTUGAL
TAILANDIA
TAILANDIA
TAILANDIA
UCRANIA
U.S.A.
URUGUAY

paisnombre
ESPAÑA
INDIA
INDIA
MEXICO
MEXICO
VENEZUELA

paisnombre
ARMENIA
ARMENIA
BANGLADESH
CHILE
REPUBLICA POPULAR CHINA
COLOMBIA
ECUADOR
ECUADOR
INDONESIA
IRAN
MEXICO
MALASIA
MALASIA
PERU
PERU
PERU
PERU
POLONIA
PARAGUAY
PARAGUAY
FEDERACION RUSA
TURQUIA
VENEZUELA

TA GAS TECHNOLOGY S.A.

marca	clase	acta	fpre	renueva_a	fpublic	fcon	fvto	nrocon
BM2	7	2461387	9/19/2003	0	11/5/2013	4/17/2007	4/17/2017	2152721
IL PICCOLO	12	3032761	9/22/2010	1804975	- -	8/15/2011	8/15/2021	2457768
TA	12	2788621	11/27/2007	0	2/27/2008	12/2/2008	12/2/2018	2261181
TA GNC	6	3338583	7/10/2014	1985098	- -	7/14/2014	7/14/2024	2699636
TA GNC	12	3338584	7/10/2014	1985099	- -	7/14/2014	7/14/2024	2699637
TA GNC TOMASETTO ACHILLE	4	3396976	3/27/2015	2019598	- -	- -	- -	0
TA GNC TOMASETTO ACHILLE	6	3363522	10/28/2014	1997698	- -	3/18/2015	11/5/2024	2714953
TA GNC TOMASETTO ACHILLE	37	3396975	3/27/2015	2019597	- -	- -	- -	0
ZAVOLI	12	3074534	3/22/2011	1823802	- -	10/27/2011	10/27/2021	2472786

DISTRIBUIDORA SHOPPING S.A.

marca	clase	acta	fpre	renueva_a	fpublic	fcon	fvto	nrocon
ANEXA	7	2803386	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336883
ANEXA	7	2803388	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336881
ANEXA	7	2803389	2/13/2008	0	4/30/2008	12/15/2009	12/15/2019	2336882
TA	12	2931717	7/24/2009	0	10/7/2009	5/7/2010	5/7/2020	2365535
TOMASETTO ACHILLE	7	2906318	4/6/2009	1728976	- -	4/4/2011	4/4/2021	2432037
TOMASETTO ACHILLE	9	2906317	4/6/2009	1728972	- -	4/4/2011	4/4/2021	2432038
TOMASETTO ACHILLE	12	2906316	4/6/2009	1728971	- -	4/4/2011	4/4/2021	2432039

EXHIBIT D

See attached.

35

EXHIBIT E

Applicant/Registrant	Trademark	Country	Reg. No.	Reg. Date
	Type		App. No.	App. Date
Owner, if Different	Classes	Client Name/Ref No./Division		TermCalc Date

GFI CONTROL SYSTEMS B.V.	SGI	European Community	001380666	Nov 28, 2001
			001380666	Nov 11, 1999
	Trademark	IMPCO Technologies, Inc.		Nov 11, 2009
	07, 12, 37	TA5899

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	France	1643505	Dec 21, 1990
			1643505	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.
	07, 12	TA5996

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Germany	2077679	Sep 16, 2004
			014724	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 31, 2010
	07, 12	TA6001

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Italy	968357	Jun 15, 2005
			MI/2000/396	Jan 16, 2001
	Trademark	IMPCO Technologies, Inc.		Jan 16, 2011
	07, 12	TA5868
Prior Reg.Nos.: 620613
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	GFI	Mexico	401955	Nov 15, 1991
			103564	Dec 20, 1990
	Trademark	IMPCO Technologies, Inc.
	07	TA5997

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

GFI CONTROL SYSTEMS INC.	NATURALFLO	United States	2848100	Jun 01, 2004
			76/299621	Aug 16, 2001
	Trademark	IMPCO Technologies, Inc.		Jun 01, 2004
	12	TA5968

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO CARBURETION, INC.	IMPCO	Malaysia	84002758	Jun 18, 1984
			84002758	Jun 18, 1984
	Trademark	IMPCO Technologies, Inc.		Jun 18, 2014
	07	STA5948

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (AUSTRALIA) PTY, LTD.	IMPCO.ASIA	International Domain		Feb 20, 2009

	Trademark	IMPCO Technologies, Inc.		Feb 20, 2009

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Benelux	0488746	Dec 18, 1990
			0757013	Dec 18, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 18, 2010
	07	TA5995

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	Canada	TMA814,703	Dec 29, 2011
			1507536	Dec 13, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 29, 2011
TA6107

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	Canada	TMA867,226	Dec 12, 2013
			1507532	Dec 13, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 12, 2013
TA6108

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO	Canada	725774	Oct 09, 2008
			1292213	Mar 06, 2006

	Trademark	IMPCO Technologies, Inc.
TA5907

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Canada	TMA404785	Nov 13, 1992
			0660669	Jun 21, 1990
	Trademark	IMPCO Technologies, Inc.		Nov 13, 2007
TA5996
Prior Reg.Nos.: TMA404785
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI GASEOUS FUEL INJECTION W/Rectangles in Rectangle	Canada	TMA405763	Dec 04, 1992
			0660671	Jun 21, 1990
	Trademark	IMPCO Technologies, Inc.		Dec 04, 2007
TA5860

Prior Reg.Nos.: TMA405763
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	Canada	TMA820,945	Mar 28, 2012
			1510562	Jan 10, 2011
	Trademark	IMPCO Technologies, Inc.		Mar 28, 2012
TA6145

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	European Community	009079419	Nov 30, 2010
			009079419	May 04, 2010
	Trademark	IMPCO Technologies, Inc.
	07, 09	TA5960

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	Japan	2531170	Apr 28, 1993
			1990-142713	Dec 21, 1990
	Trademark	IMPCO Technologies, Inc.		Apr 28, 2003
	07	TA5808
Prior Reg.Nos.: 2531170
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	Japan	5475608	Mar 02, 2012
			186/2011	Jan 05, 2011
	Trademark	IMPCO Technologies, Inc.		Mar 02, 2012
	07	TA6146

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	Mexico	1285429	May 16, 2012
			1142895	Dec 16, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 16, 2010
	11	TA6109

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	Mexico	1285428	May 16, 2012
			1142894	Dec 16, 2010
	Trademark	IMPCO Technologies, Inc.		Dec 16, 2010
	11	TA6110

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI (DEVICE)	Mexico	1256490	Dec 07, 2011
			1148184	Jan 18, 2011
	Trademark	IMPCO Technologies, Inc.		Jan 18, 2011
	07	TA6147

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	United States	3832361	Aug 10, 2010
			77/351173	Dec 13, 2007
	Trademark	IMPCO Technologies, Inc.		Aug 10, 2010
	07	TA6140

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY	United States	4,056,536	Nov 15, 2011
			76/979162	Oct 29, 2010
	Trademark	IMPCO Technologies, Inc.		Nov 15, 2011
	11	TA6105-B

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	CLEARSKY & Design of Crescent in Color	United States	4142855	May 15, 2012
			76/979183	Oct 29, 2010
	Trademark	IMPCO Technologies, Inc.		May 15, 2012
	11	TA6106-B

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO	United States	3297483	Sep 25, 2007
			78/823232	Feb 24, 2006
	Trademark	IMPCO Technologies, Inc.		Sep 25, 2007
	07	TA5870

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	COMFORTPRO & Design of Crescent	United States	3898339	Jan 04, 2011
			76/702996	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 04, 2011
	07	TA5954

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	GFI	United States	1832600	Apr 26, 1994
			74/125317	Dec 20, 1990
	Trademark	IMPCO Technologies, Inc.		Apr 26, 2004
	07	TA5864
Prior Reg.Nos.: 1832600
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES (CANADA), LLC	Gfi in Stylized letters W/Black Circle	United States	3902406	Jan 11, 2011
			76/702995	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 11, 2011
	07	TA5955

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES B.V.	GFI	Turkey	2010 44033	Sep 14, 2011
			2010/44033	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 06, 2010
	07	TA6050

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO TECHNOLOGIES B.V.	Gfi in Stylized letters W/Black Circle	Turkey	2010 44036	Sep 14, 2011
			2010/44036	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 06, 2010
	07	TA6051

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Argentina	2490654	Feb 17, 2012
			3001709	May 10, 2010
	Trademark	IMPCO Technologies, Inc.		Feb 17, 2012
	07	TA5928

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Australia	335232	Jul 12, 1979
			335232	Jul 12, 1979
	Trademark	IMPCO Technologies, Inc.
	07	TA5926
Prior Reg.Nos.: 335232
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Canada	TMA264865	Dec 11, 1981
			0444980	Sep 28, 1979
	Trademark	IMPCO Technologies, Inc.		Dec 11, 2011
STA5947
Prior Reg.Nos.: TMA264865
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Chile	904425	Oct 02, 2000
473026
	Trademark	IMPCO Technologies, Inc.		Aug 04, 2010
	07	TA5930
Prior Reg.Nos.: 573458
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226080	Oct 14, 2003
			3226080	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.		Oct 14, 2003
	16	STA5927
Prior Reg.Nos.: 3226080
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226082	Jan 14, 2004
			3226082	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.
	25	STA5929

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	China (PRC)	3226081	Nov 28, 2007
			3226081	Jun 28, 2002
	Trademark	IMPCO Technologies, Inc.
	07	STA5936

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	European Community	005172424	Jun 27, 2007
			005172424	Jun 30, 2006
	Trademark	IMPCO Technologies, Inc.		Jun 30, 2006
	07, 35, 42	STA5967

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Germany	1078045

	Trademark	IMPCO Technologies, Inc.
STA5964

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	India	860853	Apr 01, 2005
			860853	Jun 14, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 14, 2009
	07	STA5595

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	India	860854	Jun 14, 1999
			860854	Jun 14, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 14, 2009
	25	STA5949

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	461977	Jan 15, 2001
			D99134	Aug 03, 1999
	Trademark	IMPCO Technologies, Inc.		Aug 03, 2009
	25	STA5951

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	IDM000296628	Mar 08, 2011
			D00.2009.031338	Sep 17, 2009
	Trademark	IMPCO Technologies, Inc.		Sep 17, 2009
	07	STA5596

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Indonesia	IDM000310156	Jun 17, 2011
			J00.2009.031340	Sep 17, 2009
	Trademark	IMPCO Technologies, Inc.		Sep 17, 2009
	41	STA5952

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO-CHINA.COM	International Domain		Feb 24, 2010

	Trademark	IMPCO Technologies, Inc.		Feb 24, 2010

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Mexico	326329	Jun 11, 1987
			238341	Sep 06, 1984
	Trademark	IMPCO Technologies, Inc.		Sep 06, 2014
	12	STA5933
Prior Reg.Nos.: 326329
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	New Zealand	128809	Jul 13, 1979
			128809	Jul 13, 1979
	Trademark	IMPCO Technologies, Inc.		Jul 13, 2014
	07	STA5932
Prior Reg.Nos.: 128809
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	4 With Crescent Designs	United States	4,042,256	Oct 18, 2011
			76/701802	Feb 25, 2010
	Trademark	IMPCO Technologies, Inc.		Oct 18, 2011
	09	TA5647

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BEAM	United States	2382603	Sep 05, 2000
			75/663033	Mar 18, 1999
	Trademark	IMPCO Technologies, Inc.		Sep 05, 2010
	07	STA5925
Prior Reg.Nos.: 2382603
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BEAM GARRETSON	United States	2448380	May 01, 2001
			75/757187	Jul 22, 1999
	Trademark	IMPCO Technologies, Inc.		May 01, 2001
	07, 09	STA5938

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	Beam Garretson & Design of Three Lines	United States	3,987,474	Jul 05, 2011
			76/702997	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 05, 2011
	07	TA5953

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BRC FUELMAKER	United States	3898346	Jan 04, 2011
			76/703655	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jan 04, 2011
	07	TA5920

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	BRC FuelMaker & Design of Arcs	United States	3,987,479	Jul 05, 2011
			76/703656	Jul 06, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 05, 2011
	07	TA6030

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	CHOICE FUEL	United States	3475787	Jul 29, 2008
			77/350606	Dec 12, 2007
	Trademark	IMPCO Technologies, Inc.		Jul 29, 2008
	07	STA5943

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	GARRETSON	United States	2443889	Apr 17, 2001
			75/758809	Jul 22, 1999
	Trademark	IMPCO Technologies, Inc.		Apr 17, 2001
	07, 09	STA5939

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	2360064	Jun 20, 2000
			75/748546	Jul 12, 1999
	Trademark	IMPCO Technologies, Inc.		Jun 20, 2010
	07, 16, 25	STA5931
Prior Reg.Nos.: 2360064
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	1146396	Jan 27, 1981
			73/222479	Jul 06, 1979
	Trademark	IMPCO Technologies, Inc.		Jan 27, 2011
	07	STA5950

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	United States	1418216	Nov 25, 1986
			73/563138	Oct 15, 1985
	Trademark	IMPCO Technologies, Inc.		Nov 25, 2006
	09	STA5934
Prior Reg.Nos.: 1418216
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO AUTOMOTIVE W/Curved Lines	United States	4,028,991	Sep 20, 2011
			76/702992	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Sep 20, 2011
	07	TA5951

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO ENGINE SYSTEMS & Curved Lines	United States	4,028,992	Sep 20, 2011

			76/702994	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Sep 20, 2011
	07	TA5956

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO W/Rectangles & Lines	United States	1469600	Dec 22, 1987

			73/643514	Feb 09, 1987
	Trademark	IMPCO Technologies, Inc.		Dec 22, 2007
	07	STA5937
Prior Reg.Nos.: 1469600
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO W/Rectangles & Lines	United States	3,995,470	Jul 19, 2011

			76/702993	May 17, 2010
	Trademark	IMPCO Technologies, Inc.		Jul 19, 2011
	07	TA5959

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	SPECTRUM With Crescent Designs	United States	2529524	Jan 15, 2002

			76/132044	Sep 14, 2000
	Trademark	IMPCO Technologies, Inc.		Jan 15, 2012
	07	STA5941

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	VF Varifuel	United States	1471966	Jan 12, 1988

			73/664503	Jun 04, 1987
	Trademark	IMPCO Technologies, Inc.		Jan 12, 2008
	07	STA5942
Prior Reg.Nos.: 1471966
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

IMPCO Technologies, Inc.	IMPCO	Vietnam	36941	Apr 25, 2001

			42372	Jul 08, 1999
	Trademark	IMPCO Technologies, Inc.		Jul 08, 2009
	07, 25, 41	STA5593

	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

TELEFLEX CANADA LIMITED PARTNERSHIP	SMART STICK	United States	2279683	Sep 21, 1999

			75/183451	Oct 18, 1996
	Trademark	IMPCO Technologies, Inc.		Sep 21, 2009
	09	TA5904
Prior Reg.Nos.: 2279683
	Subreports within table/matrix cells are ignored.		Subreports within table/matrix cells are

Number of Records: 66

IMPCO TECHNOLOGIES B.V.	OPTAFLEET	European Community	012511333	Dec 12, 2014

			012511333	Jan 17, 2014
Trademark
09, 35, 38, 39, 42

DISCLOSURE LETTER TO

AGREEMENT AND PLAN OF MERGER

by and among

WESTPORT INNOVATIONS INC.,

WHITEHORSE MERGER SUB INC.

and

FUEL SYSTEMS SOLUTIONS, INC.

Parent Disclosure Letter

This confidential disclosure letter (this “Parent Disclosure Letter”) has been prepared in connection with that certain Agreement and Plan of Merger Agreement (the “Agreement”), dated as of September 1, 2015, by and among Westport Innovations Inc., a company incorporated under the laws of Alberta, Canada (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation (the “Merger Sub”) and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used herein but not otherwise defined herein have the respective meanings specified in the Agreement. This Parent Disclosure Letter and the matters described herein constitute Evaluation Material within the meaning of the confidentiality agreement dated March 16, 2015 between Parent and the Company (the “Confidentiality Agreement”) and are being provided subject to the terms of that agreement.

The mere inclusion of any item in any section or subsection of this Parent Disclosure Letter as an exception to any representation or warranty set forth in the Agreement or otherwise shall not be deemed to constitute an admission by Parent or to otherwise imply that any such item has had or would have a Parent Material Adverse Effect or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, or that such item meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. The information contained in this Parent Disclosure Letter is disclosed solely for the purpose of the Agreement, and no information contained herein shall be deemed to be an admission by Parent to any third party of any matter whatsoever (including any breach or violation of any Contract or Laws). In disclosing this information, Parent expressly does not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed herein.

The sections or subsections of this Parent Disclosure Letter are arranged in sections corresponding to the numbered and lettered sections and subsections of the Agreement. Matters disclosed in any section or subsection of this Parent Disclosure Letter are not necessarily limited to matters that are required by the Agreement to be disclosed herein, and the disclosure of such items in any section or subsection of this Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such items is reasonably apparent, notwithstanding the omission or reference or cross-reference thereto. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature or impose any duty or obligation to disclose any information beyond what is required by the Agreement, and disclosure of such additional matters shall not affect or be deemed to affect, directly or indirectly, the interpretation of the Agreement or to broaden or otherwise amplify the representations and warranties or covenants of the Company set forth therein and the scope of the disclosure obligations thereunder. The Parent Disclosure Letter is qualified in its entirety by reference to specific sections of the Agreement and shall be construed within the context of the Agreement, and is not intended to constitute, and shall not be construed as constituting, independent representations or warranties or covenants of Parent.

Headings inserted in the sections or subsections of this Parent Disclosure Letter are for convenience of reference only and shall not have the effect of amending or changing the express terms of the sections or subsections as set forth in the Agreement. Where the terms of a commitment or other disclosure item have been referenced, summarized or described in this Parent Disclosure Letter, such reference, summary or description does not purport to be a complete statement of the terms of such commitment or other disclosure item and such disclosures are qualified in their entirety by the specific terms of such agreements or documents. The information contained in this Parent Disclosure Letter is confidential information of the Company, Parent and Merger Sub and each of its Affiliates are obligated to maintain and protect such information pursuant to the Agreement and the Confidentiality Agreement.

i

Page

Section 5.1(d)
Subsidiaries	2

Section 5.3(a)
Capital Structure	3

Section 5.9
Absence of Certain Changes or Events	4

Section 5.10(a)
Parent Benefit Plans	5

Section 5.10(d)
Change in Control Payments or Benefits	6

Section 5.15(a)
Material Intellectual Property	7

Section 5.15(b)(iv)
Third Party IP Infringements	72

Section 5.15(c)(ii)
Governmental Authority IP	73

Section 5.16(a)
Real Property	74

Section 6.2(a)
Conduct of Business	75

Section 6.2(b)
Interim Operations	76

i

Section 5.1(d)

Subsidiaries

1.	Parent, through its wholly owned subsidiary, Westport Power Inc., owns 50% of Cummins Westport Inc., a joint venture between Parent and Cummins Engine Company, Inc.

2.	Parent, through its wholly owned subsidiary, Emer S.p.A., owns 50% of Minda Emer Technologies Limited, a joint venture between Emer S.p.A. and MINDA Investments.

3.	Parent, through its wholly owned subsidiary, Westport Innovations (Hong Kong) Limited, owns 35% of Weichai Westport Inc., a joint venture between Westport Innovations (Hong Kong) Limited, Peterson (CNG) Equipment Limited and Weichai Power Co., Ltd.

4.	Parent, through its wholly owned subsidiary, Prins Autogassystemen Holding B.V., owns 40% of Prins Autogas West Africa Ltd., a joint venture between Borkir International Limited and Prins Autogassystemen Holding B.V.

5.	Parent, through its wholly owned subsidiary, Prins Autogassystemen B.V., owns 40% of Best Prins Ecotech Ltd., a joint venture between Madhusudan Auto Ltd., Prins Autogassystemen B.V. and Mr. H. Van Tienen.

6.	Parent, through its wholly owned subsidiary, Westport Power Inc., owns a minority share of Volute, Inc. (“Volute”), pursuant to that certain Investment Agreement, by and between Volute and Westport Power Inc., dated as of October 23, 2014, entered into for the purpose of providing capital to Volute for research and development activities.

2

Section 5.3(a)

Capital Structure

None

3

Section 5.9

Absence of Certain Changes or Events

None

4

Section 5.10(a)

Parent Benefit Plans

[Employee benefit plan disclosure redacted due to confidentiality concerns relating to employee compensation disclosure]

5

Section 5.10(d)

Change in Control Payments or Benefits

None.

6

Section 5.15(a)

Material Intellectual Property

Patents

Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Applicant 1	Applicant 2

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	IT	Issued	Oct 20, 1997	BS97A000085	Sep 1, 1999	1297323	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	US	Issued	Feb 13, 1998	09/023,761	Nov 7, 2000	6,142,128	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	AR	Issued	Mar 10, 1998	P980101056	Sep 24, 2003	011953	EMER

Means for Controlling the Delivery of Gas in Self-Propulsion Gas Systems	VE	Issued	Oct 19, 1998	2300/98	Nov 11, 2002	59127	EMER

Valve Device With Two-Stage Pressure Regulator, Especially For Gas Powered Engines	IT	Issued	Nov 18, 2005	BS2005A000138	May 19, 2009	0001360874	EMER

Thermal Safety Device, Especially for Gas Powered Engines	IT	Issued	Nov 20, 2003	BS2003A000118	Aug 20, 2008	0001346383	EMER

Electric Injector for Gaseous Fuels	IT	Issued	Aug 5, 2005	BS2005U000023	May 12, 2009	262566	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	RU	Issued	Sep 23, 2002	2004109594	Oct 10, 2007	2307974	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	PL	Issued	Sep 23, 2002	368376	Apr 27, 2009	203878	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	RO	Issued	Sep 23, 2002	2004/00290	Aug 28, 2009	122564	EMER

Electronically Controlled Multi-Valve for LPG Fuel Tanks	IT	Issued	Sep 23, 2002	5501/BE/2008	Nov 14, 2007	1432946	EMER

Multi-Valve with Pressure Regulator for Self-Propulsion Gas System	IT	Issued	Aug 4, 2004	BS2004A000089	Feb 3, 2009	1353616	EMER

Fitting for Flexible Pipe	IT	Issued	May 31, 2006	BS2006A000117	Dec 26, 2009	0001368697	EMER

7

Pressure Regulator for Gas Powered Engines	IT	Issued	May 20, 1998	TO87A000429	May 29, 2000	1300924	EMER

Control System of Gas-Flow From Cylinders to a User	IT	Issued	Oct 17, 2003	BS2003A000101	Aug 20, 2008	1346445	EMER

Filling Valve for Cylinder in Self-Propulsion Gas Systems	IT	Issued	Nov 18, 2005	BS2005U000035	May 15, 2009	262578	EMER

Valve to Control the Charge Level of a Gas in a Tank	IN	Issued	Nov 18, 2004	722/KOL/2004	Jul 4, 2011	248295	EMER

Valve to Control the Charge Level of a Gas in a Tank	PL	Issued	Nov 25, 2004	P371394	Jul 30, 2010	206200	EMER

Filter For Gaseous Fuel, Particularly Methane and LPG	IT	Issued	Oct 30, 2009	BS2009A000196	Nov 19, 2012	1396360	Valtek

Wireless Fuel Sensor	IT	Issued	May 16, 2012	BS2012U000018	Feb 17, 2014	0000277453	EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	IT	Issued	Jun 28, 2012	BS2012A000097	Nov 28, 2014	1412458	EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	IT	Issued	Jul 27, 2012	BS2012A000122	Jan 22, 2015	1413395	EMER

Filtration System for Self-Propulsion Gas System	IT	Pending	Nov 21, 2012	BS2012A000163			EMER

Integrated Safety Device for Self-Propulsion Gas Systems	IT	Pending	Mar 27, 2013	BS2013A000039			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	CN	Pending	Dec 21, 2010	201080070786.4			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	AU	Pending	Dec 21, 2010	2010366018			EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	EP	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	DE	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	IT	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER

8

Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	RU	Pending	Dec 21, 2010	2013129455			EMER

Coupling Device	CN	Allowed	Feb 8, 2011	201180067048.9			EMER

Coupling Device	EP	Issued	Feb 8, 2011	11710575.9	May 27, 2015	2673543	EMER

Coupling Device	IN	Pending	Feb 8, 2011	1467/MUMNP/2013			EMER

Coupling Device	US	Issued	Feb 8, 2011	13/975,843	Sep 9, 2014	8,827,321	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Pending	Feb 23, 2011	201180068099.3			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Feb 23, 2011	1514/MUMNP/2013			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Allowed	Mar 14, 2011	201180069248.8			EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	EP	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	DE	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IT	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER

Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Mar 14, 2011	1562/MUMNP/2013			EMER

Injection Rail	CN	Pending	May 18, 2011	201180070620.7			EMER

Injection Rail	EP	Pending	May 18, 2011	11740724.7			EMER

Injection Rail	RU	Pending	May 18, 2011	2013147702			EMER

9

Injection Rail	US	Pending	May 18, 2011	14/082,870			EMER

Filtration System for Self-Propulsion Gas System	WO	Pending	Nov 19, 2013	PCT/IB2013/060240			EMER

Integrated Safety Device for Self-Propulsion Gas Systems	WO	Pending	Mar 14, 2014	PCT/IB2014/059808			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	CN	Pending	Jun 25, 2013	201380031397.4			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	EP	Pending	Jun 25, 2013	13765436.4			EMER

Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	US	Pending	Jun 25, 2013	14/583,675			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	CN	Pending	Jul 26, 2013	201380038796.3			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	EP	Pending	Jul 26, 2013	13773393.7			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	IN	Pending	Jul 26, 2013	194/MUMNP/2015			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	TH	Pending	Jul 26, 2013	1501000353			EMER

Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	US	Pending	Jul 26, 2013	14/607,024			EMER

Filtration System for Self-Propulsion Gas System	CN	Pending	Nov 19, 2013	201380060836.4			EMER

Filtration System for Self-Propulsion Gas System	EP	Pending	Nov 19, 2013	13812151.2			EMER

Filtration System for Self-Propulsion Gas System	US	Pending	Nov 19, 2013	14/717,949			EMER

Dispositivo regolatore di pressione per impianti a gas per l’alimentazione di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00012	Jan 19, 2009	1351992	OMVL

10

Dispositivo ridutore di pressione per sistemi di alimentazione a gas di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00011	Jan 19, 2009	1351991	OMVL

Riduttore compensato	IT	Issued	Feb 23, 2010	PD2010A000053	Feb 22, 2013	1398346	OMVL

Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	IT	Issued	Sep 4, 1997	BO97A000537	Mar 22, 1999	1294190	OMVL

Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	PL	Issued	Sep 3, 1998	P 328 339	Feb 6, 2004	187729	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	AU	Issued	Apr 19, 2005	2005330903	Dec 15, 2011	2005330903	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	CN	Issued	Apr 19, 2005	200580049535.7	Mar 15, 2010	ZL200580049535.7	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	JP	Issued	Apr 19, 2005	2008-507273	Aug 6, 2010	4564087	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	KR	Issued	Apr 19, 2005	10-2007-7023892	Aug 8, 2012	10-1174181	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	DE	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	FR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	GB	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	IT	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	NL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	PL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

A Gaseous Fuel Injector for Internal Combustion Engines	TR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL

11

A Gaseous Fuel Injector for Internal Combustion Engines	IR	Issued	Apr 19, 2005	38501285	Aug 14, 2007	41983	OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	IN	Pending	Feb 15, 2011	2009/KOLNP/2012			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	KR	Pending	Feb 15, 2011	10-2012-7024407			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	RU	Pending	Feb 15, 2011	2012140305			OMVL

Riduttore Compensato (Compensated Pressure Reducting Device)	TH	Pending	Feb 15, 2011	1201004186			OMVL

Electro-Actuated Servo System	IT	Pending	Sep 20, 2012	PD2012A000274			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	CN	Pending	Sep 19, 2013	201380049186.3			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	EP	Pending	Sep 19, 2013	13801754.6			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	IN	Pending	Sep 19, 2013	596/MUMNP/2015			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	RU	Pending	Sep 19, 2013	2015106846			OMVL

Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	TH	Pending	Sep 19, 2013	1501001539			OMVL

High Pressure Fuel Supply System For Natural Gas Vehicles #1	US	Issued	Nov 7, 1997	08/965,969	Mar 23, 1999	5,884,488	WPI

Compressed Natural Gas Cylinder Pump and Reverse Cascade Fuel Supply System	US	Issued	Dec 30, 1997	09/001,912	Feb 9, 1999	5,868,122	WPI

12

Intensifier Apparatus and Method of Supplying High Pressure Gaseous Fuel to an Internal Combustion Engine	US	Issued	Jan 6, 1998	09/003,407	Nov 10, 1998	5,832,906	WPI

Gaseous And Liquid Fuel Injector	US	Issued	Sep 16, 1998	09/154,103	Jun 13, 2000	6,073,862	WPI

Hydraulically Actuated Gaseous or Dual Fuel Injector	US	Issued	May 8, 1998	09/075,060	Dec 7, 1999	5,996,558	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	US	Issued	Feb 11, 2000	09/503,034	Mar 20, 2001	6,202,601	WPI

Directly Actuated Injection Valve	US	Issued	Mar 9, 2000	09/522,130	Oct 9, 2001	6,298,829	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	US	Issued	Apr 7, 2000	09/545,391	Oct 9, 2001	6,298,833	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	US	Issued	Apr 18, 2000	09/552,480	Jan 8, 2002	6,336,598	WPI

High Pressure Fuel Supply System For Natural Gas Vehicles #1	CA	Issued	Nov 6, 1998	2,307,103	Oct 23, 2007	2,307,103	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Aug 21, 2000	09/642,850	Jun 4, 2002	6,398,527	WPI

Seal Assembly With Two Sealing Mechanisms For Providing Static And Dynamic Sealing	US	Issued	Aug 21, 2000	09/642,950	Apr 15, 2003	6,547,250	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2000	10052336.6	Apr 22, 2004	10052336.6	WPI

Gaseous And Liquid Fuel Injection Valve With Concentric Needles	US	Issued	Oct 24, 2000	09/695,163	Aug 27, 2002	6,439,192	WPI

Gaseous And Liquid Fuel Injector	CA	Issued	Sep 15, 1999	2,339,504	Jun 5, 2007	2,339,504	WPI

Directly Actuated Injection Valve	US	Issued	May 23, 2001	09/863,187	Jun 10, 2003	6,575,138	WPI

Directly Actuated Injection Valve WIth A Ferromagnetic Needle	US	Issued	May 23, 2001	09/863,188	Jul 1, 2003	6,584,958	WPI

13

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	60118706.7	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	IT	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	US	Issued	Sep 19, 2001	09/955,825	Nov 4, 2003	6,640,556	WPI

Gaseous and Liquid Fuel Injection Valve With Concentric Needles	CA	Issued	Oct 3, 2001	2,358,150	Feb 24, 2009	2,358,150	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Oct 5, 2001	09/972,521	Dec 9, 2003	6,659,730	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Nov 20, 2001	09/989,623	Jul 13, 2004	6,761,325	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	CA	Issued	Nov 30, 2001	2,362,844	Aug 31, 2004	2,362,844	WPI

Method And Apparatus For Delivering Pressurized Gas	CA	Issued	Nov 30, 2001	2,362,881	Jan 27, 2004	2,362,881	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	CA	Issued	Mar 28, 2002	2,379,766	Oct 19, 2004	2,379,766	WPI

Storage Tank For Cryogenic Liquids	CA	Issued	Apr 2, 2002	2,376,493	Jul 6, 2004	2,376,493	WPI

Directly Actuated Injection Valve	CA	Issued	Oct 2, 2000	2,386,970	Jun 23, 2009	2,386,970	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	US	Issued	Apr 9, 2002	10/119,175	Jan 13, 2004	6,675,748	WPI

Directly Actuated Injection Valve	JP	Issued	Oct 2, 2000	531964/2001	Mar 11, 2011	4700246	WPI

14

Double Acting Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Jun 3, 2002	10/161,370	Jul 8, 2003	6,589,027	WPI

Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804862.5	Jan 11, 2006	ZL01804862.5	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	CA	Issued	Sep 26, 2002	2,405,350	Aug 10, 2004	2,405,350	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	CN	Issued	Apr 4, 2001	018076432	Jun 22, 2006	ZL01807643.2	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 2, 2002	2,406,137	Dec 28, 2004	2,406,137	WPI

Direct Injection Combustion Chamber Geometry	CA	Issued	Oct 2, 2002	2,406,209	Apr 17, 2007	2,406,209	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CA	Issued	Oct 2, 2002	2,406,267	Jan 8, 2013	2,406,267	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	CA	Issued	Apr 4, 2001	2,405,167	Sep 23, 2008	2,405,167	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	CA	Issued	Apr 18, 2001	2,405,468	Jul 7, 2009	2,405,468	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	DE	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	60118167.0	WPI

A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	GB	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	1,269,003	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	DE	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	60106590.5	WPI

15

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	FI	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	GB	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	WPI

Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	CN	Issued	Apr 18, 2001	01808289.0	Sep 3, 2008	ZL01808289.0	WPI

Directly Actuated Injection Valve	BR	Issued	Oct 2, 2000	PI0014745-1	Apr 7, 2009	PI0014745-1	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	DE	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	60123814.1	WPI

Reciprocating Motor With Uni-Directional Fluid Flow	GB	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	1313948	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Oct 22, 2001	10/418,721	Jan 25, 2005	6,845,746	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Apr 16, 2003	10/414,850	Feb 15, 2005	6,854,438	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	501069941	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	1,330,599	WPI

Container For Holding A Cryogenic Fluid	CA	Issued	Sep 23, 2003	2,441,775	Sep 28, 2004	2,441,775	WPI

Method And Apparatus For Controlling An Internal Combustion Engine Using Combustion Chamber Pressure Sensing	US	Issued	Oct 3, 2003	10/679,026	Feb 21, 2006	7,000,596	WPI

A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	CA	Issued	Sep 23, 2003	2,441,641	Jan 31, 2006	2,441,641	WPI

16

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CA	Issued	Sep 23, 2003	2,441,686	Dec 21, 2004	2,441,686	WPI

A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	CA	Issued	Sep 26, 2003	2,442,601	May 24, 2005	2,442,601	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Oct 6, 2003	10/679,766	Jul 5, 2005	6,912,992	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 1, 2003	2,444,163	Jan 9, 2007	2,444,163	WPI

Directly Actuated Injection Valve	DE	Issued	May 17, 2002	02732255.1	Nov 9, 2005	60207239.5	WPI

Directly Actuated Injection Valve	GB	Issued	May 17, 2002	02732255.1	Nov 9, 2005	1389274	WPI

Directly Actuated Injection Valve	CN	Issued	May 17, 2002	028104943	Dec 6, 2006	ZL02810494.3	WPI

Directly Actuated Injection Valve WIth A Ferromagnetic Needle	CN	Issued	May 17, 2002	02810495.1	Dec 6, 2006	ZL02810495.1	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Nov 19, 2003	10/717,252	May 31, 2005	6,898,940	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02819675.9	Jun 8, 2007	ZL02819675.9	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,734	Jun 29, 2010	2,460,734	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02820579.0	Mar 23, 2007	ZL02820579.0	WPI

Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407690.7	May 11, 2005	2396890	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,869	Nov 23, 2010	2,460,869	WPI

17

Storage Tank For Cryogenic Liquids	US	Issued	Apr 2, 2003	10/489,117	May 2, 2006	7,036,322	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	US	Issued	Apr 12, 2004	10/822,333	Nov 7, 2006	7,133,761	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	CA	Issued	Apr 7, 2004	2,463,791	Jan 3, 2012	2,463,791	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	BR	Issued	Nov 18, 2002	PI0214298-8	Feb 22, 2011	PI 0214298-8	WPI

High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407692.3	Aug 17, 2005	2396891	WPI

Method And Apparatus For Delivering Pressurized Gas	US	Issued	Nov 27, 2002	10/497,429	Oct 27, 2009	7,607,898	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	CA	Issued	Nov 18, 2002	2,465,182	Feb 1, 2011	2,465,182	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	CN	Issued	Nov 18, 2002	02823037.x	Jan 2, 2008	ZL02823037.X	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	IN	Issued	Nov 18, 2002	672/KOLNP/2004	Jan 14, 2009	227613	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	US	Issued	Nov 27, 2002	10/497,256	Nov 13, 2007	7,293,418	WPI

Method And Apparatus For Delivering Pressurized Gas	CN	Issued	Nov 27, 2002	02823986.5	Mar 5, 2008	ZL02823986.5	WPI

Method And Apparatus For Delivering Pressurized Gas	IN	Issued	Nov 27, 2002	670/KOLNP/2004	Sep 10, 2008	223399	WPI

Method And Apparatus For Delivering Pressurized Gas	DE	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	WPI

18

Method And Apparatus For Delivering Pressurized Gas	GB	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	DE	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	GB	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0413532.3	Apr 12, 2006	2398625	WPI

Common Rail Directly Actuated Fuel Injection Valve with A Pressurized Hydraulic Transmission Device And A Method of Operating Same	US	Issued	Jun 14, 2004	10/867,303	Sep 5, 2006	7,100,577	WPI

Directly Actuated Injection Valve	CN	Issued	Oct 2, 2000	200410045391.5	Nov 12, 2008	ZL200410045391.5	WPI

Fuel Injection Valve	CA	Issued	Jul 9, 2004	2,473,639	Nov 14, 2006	2,473,639	WPI

Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Jul 12, 2004	10/889,508	Oct 24, 2006	7,124,959	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CA	Issued	Aug 27, 2004	2,476,032	Nov 4, 2008	2,476,032	WPI

Directly Actuated Injection Valve	DE	Issued	Aug 6, 2004	60036421.6-08	Sep 12, 2007	60036421T2	WPI

Directly Actuated Injection Valve	FR	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	WPI

Directly Actuated Injection Valve	GB	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	WPI

Storage Tank For Cryogenic Liquids	DE	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	WPI

Storage Tank For Cryogenic Liquids	GB	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	WPI

19

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	JP	Issued	Apr 9, 2003	2003-584483	Oct 10, 2008	4199674	WPI

Container For Holding A Cryogenic Fluid	US	Issued	Sep 23, 2004	10/950,305	Mar 18, 2008	7,344,045	WPI

High Pressure Fuel Supply System For Natural Gas Vehicles #1	GB	Issued	Nov 6, 1998	98954086.9	Jul 14, 2004	1030971	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	US	Issued	Mar 26, 2003	10/508,617	May 5, 2009	7,527,482	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	JP	Issued	Mar 26, 2003	2003-580711	Apr 2, 2010	4485807	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	DE	Issued	Mar 26, 2003	03707987.8	May 24, 2006	60305467.6	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	IT	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	WPI

Method And Apparatus For Compressing A Gas To A High Pressure	GB	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	DE	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	GB	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	WPI

Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	IN	Issued	Apr 9, 2003	1302/KOLNP/200 4	Nov 16, 2010	244068	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	Nov 2, 2004	10/979,700	May 9, 2006	7,040,281	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	US	Issued	Sep 26, 2003	11/090,462	Aug 15, 2006	7,090,145	WPI

Direct Injection Gaseous Fuel Engine With Ignition Assist	US	Issued	Nov 7, 2003	11/150,035	Jul 18, 2006	7,077,115	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	DE	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	60311490.3	WPI

Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	GB	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	1546543	WPI

20

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	WPI

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104274.5	May 26, 2010	ZL200380104274.5	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	DE	Issued	Oct 2, 2003	03753148.0	Dec 12, 2007	60318077.9	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	IN	Issued	Oct 2, 2003	686/KOLNP/2005	Oct 29, 2008	224994	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104192.0	Apr 13, 2011	ZL200380104192.0	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	BR	Issued	Oct 2, 2003	PI0314989-7	Jul 2, 2013	PI 0314989-7	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CN	Issued	Oct 2, 2003	200380103295.5	Aug 11, 2010	ZL200380103295.5	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	DE	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	GB	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	IN	Issued	Oct 2, 2003	683/KOLNP/2005	Sep 23, 2008	223891	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	JP	Issued	Oct 2, 2003	2004-540408	Dec 18, 2009	4426452	WPI

21

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	KR	Issued	Oct 2, 2003	10-2005-7005717	Sep 1, 2011	10-1063175	WPI

Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,238	Jan 16, 2007	7,162,994	WPI

Glow Ring Ignition Assist For Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,198	Oct 16, 2007	7,281,514	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	US	Issued	Oct 2, 2003	11/092,094	Dec 4, 2007	7,302,939	WPI

Method of Reducing Particulates and Enhancing Burning Rate Within a Combustion Chamber	US	Issued	Oct 2, 2003	11/098,366	Mar 14, 2006	7,011,070	WPI

Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	RU	Issued	Oct 2, 2003	2005110190	Jun 20, 2009	2359138	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	CA	Issued	May 18, 2005	2,505,455	Feb 20, 2007	2,505,455	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	CA	Issued	Jun 3, 2005	2,506,606	Sep 12, 2006	2,506,606	WPI

Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0512162.9	Apr 12, 2006	2412718	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	CA	Issued	Aug 4, 2005	2,511,254	Apr 24, 2007	2,511,254	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	CN	Issued	Apr 16, 2004	200480016915.6	Jul 2, 2008	ZL200480016915.6	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	IN	Issued	Apr 16, 2004	2062/KOLNP/2005	Mar 16, 2010	239300	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	JP	Issued	Apr 16, 2004	2006-504113	Jan 22, 2010	4441620	WPI

22

Internal Combustion Engine With Injection of Gaseous Fuel	RU	Issued	Apr 16, 2004	2005135152	Dec 27, 2008	2342543	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	CA	Issued	Nov 10, 2005	2,523,732	Sep 18, 2007	2,523,732	WPI

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CA	Issued	Nov 18, 2005	2,524,146	May 13, 2008	2,524,146	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	602004002108.3	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	FR	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	IT	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1616088	WPI

Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	AU	Issued	Jun 30, 2004	2004252194	Mar 11, 2010	2004252194	WPI

Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	CN	Issued	Jun 30, 2004	200480018407.1	Apr 15, 2009	ZL200480018407.1	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	CA	Issued	Dec 20, 2005	2,527,122	May 1, 2007	2,527,122	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	US	Issued	Nov 18, 2005	11/283,156	Apr 3, 2007	7,200,487	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	CA	Issued	Dec 23, 2005	2,527,563	Jul 3, 2007	2,527,563	WPI

Valve Device and Method for Injecting a Gaseous Fuel	JP	Issued	Jun 7, 2004	2006-515839	Jan 20, 2012	4904586	WPI

23

Valve Device And Method For Injecting A Gaseous Fuel	CN	Issued	Jun 7, 2004	200480022654.9	Jul 1, 2009	ZL200480022654.9	WPI

A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	US	Issued	Mar 24, 2006	11/277,407	Mar 18, 2008	7,343,895	WPI

Valve Device And Method For Injecting A Gaseous Fuel	DE	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	WPI

Valve Device And Method For Injecting A Gaseous Fuel	FR	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	WPI

Container For Holding A Cryogenic Fluid	US	Issued	Mar 21, 2006	11/277,071	Aug 17, 2010	7,775,391	WPI

Container For Holding A Cryogenic Fluid	AU	Issued	Sep 15, 2004	2004274527	Mar 18, 2010	2004274527	WPI

Container For Holding A Cryogenic Fluid	CN	Issued	Sep 15, 2004	2004800272994.4	Jan 7, 2009	ZL200480027299.4	WPI

Container For Holding A Cryogenic Fluid	AU	Issued	Sep 23, 2004	2004274539	Mar 18, 2010	2004274539	WPI

Container For Holding A Cryogenic Fluid	CN	Issued	Sep 23, 2004	200480027211.9	Apr 22, 2009	ZL200480027211.9	WPI

Container For Holding A Cryogenic Fluid	IN	Issued	Sep 23, 2004	967/KOLNP/2006	Apr 23, 2009	233962	WPI

Container For Holding A Cryogenic Fluid	GB	Issued	Sep 23, 2004	0607806.7	Feb 27, 2008	2424443	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	CA	Issued	Jan 31, 2006	2,532,775	Apr 15, 2008	2,532,775	WPI

Method And Apparatus For Operating A Methane-Fuelled Engine And Treating Exhaust Gas With A Methane Oxidation Catalyst	CA	Issued	Feb 3, 2006	2,534,031	Jun 10, 2008	2,534,031	WPI

A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	US	Issued	Mar 20, 2006	11/277,013	Dec 18, 2007	7,308,889	WPI

24

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	AU	Issued	Sep 23, 2004	2004274541	Nov 17, 2011	2004274541	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200480031142.9	Dec 30, 2009	ZL200480031142.9	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	EP	Pending	Sep 23, 2004	04786655.3			WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	IN	Issued	Sep 23, 2004	968/KOLNP/2006	Feb 28, 2011	246447	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Sep 23, 2004	10/573,393	Jun 24, 2008	7,392,129	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	US	Issued	Sep 30, 2004	11/277,776	Jan 16, 2007	7,162,995	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	AU	Issued	Sep 30, 2004	2004276395	May 12, 2011	2004276395	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	CN	Issued	Sep 30, 2004	200480031162.6	May 12, 2010	ZL200480031162.6	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	DE	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	602004032167.2	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	FR	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	IT	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

25

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	GB	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	WPI

Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	IN	Issued	Sep 30, 2004	976/KOLNP/2006	Aug 3, 2010	241968	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	AU	Issued	Sep 30, 2004	2004276396	Jan 20, 2011	2004276396	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Sep 30, 2004	200480031144.8	May 22, 2009	ZL200480031144.8	WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Sep 30, 2004	04786686.8			WPI

Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	US	Issued	Sep 30, 2004	11/397,250	Feb 5, 2008	7,325,529	WPI

Method And Apparatus For Controlling An Internal Combustion Engine Using Combustion Chamber Pressure Sensing	GB	Issued	Sep 23, 2004	0607808.3	Aug 22, 2007	2422914	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	AU	Issued	Oct 6, 2004	2004277515	Mar 3, 2011	2004277515	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Oct 6, 2004	2,539,905	Dec 21, 2010	2,539,905	WPI

Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Oct 6, 2004	04789710.3			WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	CA	Issued	Mar 10, 2006	2,538,980	Sep 23, 2008	2,538,980	WPI

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	CA	Issued	Mar 22, 2006	2,539,232	Jan 8, 2008	2,539,232	WPI

26

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	May 8, 2006	11/382,208	Oct 16, 2007	7,281,515	WPI

Apparatus And Method For Holding A Cryogenic Fluid And Removing Same Therefrom With Reduced Heat Leak	US	Issued	Dec 20, 2004	11/426,308	Apr 15, 2008	7,356,996	WPI

Valve With A Pressurized Hydraulic Transmission Device And A Method Of Operating Same	CA	Issued	Jun 13, 2005	2,562,025	Aug 12, 2008	2,562,025	WPI

Valve With a Pressurized Hydraulic Transmission Device and a Method of Operating Same	CN	Issued	Jun 13, 2005	200580019508.5	Sep 29, 2010	ZL200580019508.5	WPI

Fuel Injection Valve	CN	Issued	Jul 8, 2005	200580023093.9	Sep 28, 2011	ZL200580023093.9	WPI

Fuel Injection Valve	JP	Issued	Jul 8, 2005	2007-519584	Aug 20, 2010	4571669	WPI

Fuel Injection Valve	US	Issued	Jul 8, 2005	11/621,324	May 5, 2009	7,527,041	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	AU	Issued	Aug 5, 2005	2005276896	May 28, 2009	2005276896	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CN	Issued	Aug 5, 2005	200580028809.4	Dec 2, 2009	ZL200580028809.4	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	DE	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	602005043814.9	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	GB	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	1800013	WPI

Hydraulic Drive System And Method of Operating A Hydraulic Drive System	US	Issued	Aug 5, 2005	11/679,174	Jun 22, 2010	7,739,941	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	AU	Issued	Jan 30, 2007	2007200381	Jan 8, 2009	2007200381	WPI

Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	US	Issued	Jan 30, 2007	11/669,155	May 20, 2008	7,373,931	WPI

27

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Mar 2, 2007	11/681,755	Jan 31, 2012	8,104,296	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	US	Issued	Apr 2, 2007	11/695,474	Oct 28, 2008	7,444,231	WPI

Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Oct 25, 2005	200580045427.2	Mar 9, 2011	ZL200580045427.2	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	DE	Issued	Oct 25, 2005	05810148.6	Jan 9, 2013	602005027863.4	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	IN	Issued	Oct 25, 2005	1658/KOLNP/2007	Jul 16, 2014	261835	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	AU	Issued	Nov 18, 2005	2005306541	Apr 30, 2009	2005306541	WPI

System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	CN	Issued	Nov 18, 2005	200580039312.2	Jun 23, 2010	ZL200580039312.2	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	AU	Issued	May 18, 2006	2006246954	Mar 22, 2012	2006246954	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	CN	Issued	May 18, 2006	200680013866.X	Jan 12, 2011	ZL200680013866.X	WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	DE	Pending	May 18, 2006	11 2006 001 271.1			WPI

Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	US	Issued	May 18, 2006	11/941,887	Dec 9, 2008	7,463,967	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CA	Issued	Sep 20, 2007	2,600,323	Dec 29, 2009	2,600,323	WPI

28

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	US	Issued	Jun 1, 2006	11/949,450	Jun 16, 2009	7,546,744	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	CN	Issued	Jun 1, 2006	200680019743.7	Sep 23, 2009	ZL200680019743.7	WPI

Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	AU	Issued	Jun 1, 2006	2006254686	Jun 2, 2011	2006254686	WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	CA	Issued	Nov 27, 2007	2,609,718	Mar 23, 2010	2,609,718	WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	CA	Issued	Nov 29, 2007	2,610,388	Sep 15, 2009	2,610,388	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	US	Issued	Aug 3, 2006	12/024,965	May 8, 2012	8,172,557	WPI

High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	DE	Issued	Aug 3, 2006	06775061.2	Mar 9, 2011	602006020587.2	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	AU	Issued	Nov 8, 2006	2006324322	Dec 15, 2011	2006324322	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	CN	Issued	Nov 8, 2006	200680042154.0	Feb 2, 2011	ZL200680042154.0	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	AU	Issued	Nov 29, 2006	2006326808	May 24, 2012	2006326808	WPI

Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	US	Issued	Nov 29, 2006	12/143,023	Dec 29, 2009	7,637,113	WPI

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	IN	Issued	Nov 9, 2006	1713/KOLNP/2008	Apr 23, 2015	266293	WPI

29

Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CN	Issued	Nov 9, 2006	200680043154.2	Feb 8, 2012	ZL200680043154.2	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	DE	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	FR	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	GB	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	US	Issued	Nov 29, 2006	12/143,026	Mar 29, 2011	7,913,496	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	AU	Issued	Nov 29, 2006	2006326809	Jan 19, 2012	2006326809	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	CN	Issued	Nov 29, 2006	200680048989.7	Sep 14, 2011	ZL200680048989.7	WPI

Frame for Supporting a Tank on a Vehicle Chassis	CA	Issued	Mar 7, 2008	2,621,737	May 11, 2010	2,621,737	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Jun 10, 2008	12/136,740	Jun 2, 2009	7,542,842	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CA	Issued	Apr 28, 2008	2,629,960	Dec 8, 2009	2,629,960	WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Apr 30, 2008	2,626,995	Dec 1, 2009	2,626,995	WPI

Dual Fuel Connector	CA	Issued	Jun 19, 2008	2,635,410	Aug 17, 2010	2,635,410	WPI

30

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	IN	Pending	Mar 13, 2007	1999/MUMNP/2008			WPI

Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	US	Issued	Mar 13, 2007	12/234,177	Dec 14, 2010	7,850,034	WPI

Method And Apparatus For Operating A Methane-Fuelled Engine And Treating Exhaust Gas With A Methane Oxidation Catalyst	CN	Issued	Feb 1, 2007	200780004413.5	Nov 6, 2013	ZL200780004413.5	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CA	Issued	Jun 27, 2008	2,633,846	Dec 29, 2009	2,633,846	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	US	Issued	Mar 9, 2007	12/208,020	Dec 1, 2009	7,627,416	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	AU	Issued	Mar 9, 2007	2007224970	Mar 1, 2012	2007224970	WPI

Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	CN	Issued	Mar 9, 2007	200780008596.8	Dec 15, 2010	ZL200780008596.8	WPI

Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Apr 26, 2007	200780016976.6	May 18, 2011	200780016976.6	WPI

Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	EP	Pending	Apr 26, 2007	07719647.5			WPI

Pressure Control System and Method	CA	Issued	Feb 26, 2009	2,653,643	Aug 31, 2010	2,653,643	WPI

Frame for Supporting a Tank on a Vehicle Chassis	AU	Issued	Feb 27, 2009	2009100188	Mar 13, 2009	2009100188	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	AU	Issued	Feb 28, 2008	2008222554	Jul 3, 2014	2008222554	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	CN	Issued	Feb 28, 2008	200880006722.0	Jun 1, 2011	ZL200880006722.0	WPI

31

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	EP	Pending	Feb 28, 2008	08714727.8			WPI

Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	AU	Issued	Jun 30, 2009	2009100629	Jul 30, 2009	2009100629	WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CA	Issued	Jul 31, 2009	2,673,216	May 3, 2011	2,673,216	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	CN	Issued	Mar 20, 2008	200880018564.0	Sep 5, 2012	ZL200880018564.0	WPI

Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	EP	Pending	Mar 20, 2008	08733659.0			WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200910207993.9	Feb 27, 2013	ZL200910207993.9	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CN	Issued	Sep 19, 2008	200880116599.8	Jan 9, 2013	ZL200880116599.8	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	EP	Pending	Sep 19, 2008	08800360.3			WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	JP	Issued	Sep 19, 2008	2010-525174	Oct 4, 2013	5377496	WPI

Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	US	Issued	Sep 19, 2008	12/727,785	Apr 9, 2013	8,413,638	WPI

Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	IN	Pending	Apr 16, 2010	1338/KOLNP/2010			WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	CN	Issued	Oct 3, 2008	200880117875.2	Sep 3, 2014	ZL200880117875.2	WPI

32

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	DE	Issued	Oct 3, 2008	088349899	Dec 5, 2012	602008020663.7	WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	FR	Issued	Oct 3, 2008	088349899	Dec 5, 2012	2207969	WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Oct 3, 2008	12/753,822	Aug 14, 2012	8,240,241	WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	EP	Pending	Nov 20, 2008	08854553.8			WPI

Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	US	Issued	Nov 20, 2008	12/788,273	Dec 13, 2011	8,078,389	WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	EP	Pending	Nov 27, 2008	08855343.3			WPI

Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	US	Issued	Nov 27, 2008	12/788,276	Jan 31, 2012	8,108,131	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	CA	Issued	May 7, 2010	2,702,246	Jan 17, 2012	2,702,246	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	AU	Issued	Apr 27, 2009	2009242917	Dec 12, 2013	2009242917	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CN	Issued	Apr 27, 2009	200980113815.8	Apr 8, 2015	ZL200980113815.8	WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	EP	Pending	Apr 27, 2009	09737579.4			WPI

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	IN	Pending	Apr 27, 2009	8005/DELNP/2010			WPI

33

Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	US	Pending	Apr 27, 2009	12/906,995			WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Apr 28, 2009	09737592.7			WPI

Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	US	Issued	Apr 28, 2009	12/906,996	Oct 4, 2011	8,028,676	WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Aug 19, 2010	12/859,673	Jan 10, 2012	8,095,294	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CA	Issued	Oct 1, 2010	2,716,283	Jul 30, 2013	2,716,283	WPI

Dual Fuel Connector	CN	Pending	Apr 30, 2009	200980126027.2			WPI

Dual Fuel Connector	EP	Issued	Apr 30, 2009	09765287.9	Feb 11, 2015	2304217	WPI

Dual Fuel Connector	DE	Issued	Apr 30, 2009	09765287.9	Feb 11, 2015	2304217	WPI

Dual Fuel Connector	IN	Pending	Apr 30, 2009	8908/DELNP/2010			WPI

Dual Fuel Connector	US	Issued	Apr 30, 2009	12/971,703	Sep 25, 2012	8,272,368	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CN	Issued	Apr 30, 2009	200980129508.9	Oct 9, 2013	ZL200980129508.9	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	EP	Issued	Apr 30, 2009	09768654.7	Feb 11, 2015	2304218	WPI

34

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	DE	Issued	Apr 30, 2009	09768654.7	Feb 11, 2015	2304218	WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	IN	Pending	Apr 30, 2009	9254/DELNP/2010			WPI

Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	US	Issued	Apr 30, 2009	12/971,730	May 5, 2015	9,022,303	WPI

Dual Fuel Injection Valve	CA	Issued	Jun 14, 2011	2,743,043	Sep 18, 2012	2,743,043	WPI

Pressure Control System and Method	US	Issued	Feb 16, 2010	13/218,025	Apr 15, 2014	8,695,357	WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CA	Pending	Sep 27, 2011	2,753,588			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CA	Issued	Sep 30, 2011	2,754,137	Nov 20, 2012	2,754,137	WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CA	Issued	Oct 5, 2011	2,754,183	Jan 8, 2013	2,754,183	WPI

Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Dec 21, 2011	13/332,642	Feb 18, 2014	8,650,887	WPI

Method and Apparatus for Pumping Fuel to a Fuel Injection System	CA	Issued	Nov 16, 2011	2,758,246	Feb 12, 2013	2,758,246	WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	CA	Pending	Nov 24, 2011	2,759,349			WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CA	Pending	Dec 22, 2011	2,762,697			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	AU	Issued	Jul 27, 2010	2010278627	Oct 23, 2014	2010278627	WPI

35

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CN	Issued	Jul 27, 2010	201080041369.7	Mar 11, 2015	ZL201080041369.7	WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	EP	Pending	Jul 27, 2010	10803765.6			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	IN	Pending	Jul 27, 2010	1579/DELNP/2012			WPI

Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	US	Issued	Jul 27, 2010	13/360,519	Mar 12, 2013	8,396,649	WPI

System and Method for Regenerating an Engine Exhaust After-Treatment Device	US	Issued	Jan 21, 2011	13/011,372	Jan 21, 2014	8,631,647	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CA	Issued	Feb 7, 2012	2,767,247	Mar 25, 2014	2,767,247	WPI

Compact Fuel Processor	US	Issued	Apr 30, 2008	12/112,784	Jun 10, 2014	8,747,496	WPI

Compact Fuel Processor	CA	Issued	May 1, 2008	2,701,770	Jun 25, 2013	2,701,770	WPI

Compact Fuel Processor	CN	Issued	May 1, 2008	200880014450.9	Sep 4, 2013	ZL200880014450.9	WPI

Compact Fuel Processor	DE	Pending	May 1, 2008	112008001062.5			WPI

Compact Fuel Processor	IN	Pending	May 1, 2008	7214/DELNP/2009			WPI

Control System and Method for a Fuel Processor	US	Issued	Apr 30, 2008	12/112,769	Jan 6, 2015	8,926,720	WPI

Method of Operating a Syngas Generator	US	Issued	Feb 19, 2008	12/033,610	Feb 7, 2012	8,109,078	WPI

Integrated Fuel Cell and Additive Gas Supply System for a Power Generation System Including a Combustion Engine	GB	Issued	Apr 29, 2005	0623999.0	Nov 14, 2007	2429000	WPI

36

Method of Operating a Syngas Generator	CA	Issued	Feb 19, 2008	2,678,213	Sep 21, 2010	2,678,213	WPI

Method of Operating a Syngas Generator	EP	Pending	Feb 19, 2008	08714647.8			WPI

Actively Cooled Fuel Processor	US	Issued	Mar 18, 2009	12/406,648	Jul 30, 2013	8,496,717	WPI

Method of Operating a Fuel Processor Intermittently	US	Allowed	Feb 19, 2010	13/214,046			WPI

Compact Fuel Processor	US	Issued	Feb 19, 2010	13/214,071	Dec 25, 2012	8,337,573	WPI

Method of Operating a Fuel Processor	US	Issued	Feb 19, 2010	13/214,078	May 19, 2015	9,032,708	WPI

Method for Regenerating a Diesel Particulate Filter	US	Allowed	Jul 14, 2009	12/503,026			WPI

Fuel Processor with Improved Carbon Management Control	US	Issued	Oct 16, 2009	13/088,963	Aug 5, 2014	8,793,981	WPI

Integrated System for Reducing Fuel Consumption and Emissions in an Internal Combustion Engine	DE	Issued	Jul 29, 2005	112005001835.0	Mar 14, 2013	11 2005 001 835	WPI

Fuel Processor with Improved Carbon Management Control	GB	Issued	Oct 16, 2009	1106510.9	Oct 10, 2012	2476436	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CA	Issued	Apr 5, 2012	2,773,651	Apr 9, 2013	2,773,651	WPI

Cryogenic Pumps	DE	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	602011004577.6	WPI

Cryogenic Pumps	GB	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	2541061	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	CA	Pending	Jun 5, 2012	2,779,150			WPI

Engine System with Exhaust-Cooled Fuel Processor	EP	Pending	Dec 24, 2010	10840265.2			WPI

37

Fuel Injection Valve and Method of Actuating	CA	Issued	Jun 21, 2012	2,780,864	Sep 24, 2013	2,780,864	WPI

Gas Injector	AU	Issued	Sep 23, 2005	2005287878	Dec 13, 2012	2005287878	WPI

Gas Injector	CN	Issued	Sep 23, 2005	200580032137.4	Dec 2, 2009	ZL200580032137.4	WPI

Gas Injector	EP	Pending	Sep 23, 2005	05784538.0			WPI

Gas Injector	IN	Pending	Sep 23, 2005	2985/DELNP/2007			WPI

Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Jul 31, 2012	13/563,552	May 20, 2014	8,726,785	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	AU	Issued	Apr 15, 2011	2011242362	May 7, 2015	2011242362	WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	CN	Pending	Apr 15, 2011	201180020063.8			WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	EP	Pending	Apr 15, 2011	11771437.8			WPI

Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	US	Pending	Apr 15, 2011	13/633,070			WPI

Multifunctional Spacer	CN	Issued	Oct 16, 2012	201220529791.3	Jul 17, 2013	ZL201220529791.3	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	CA	Issued	Oct 4, 2012	2,791,315	Jun 11, 2013	2,791,315	WPI

Method and System for Detecting and Diagnosing a Gaseous Fuel Leak in a Dual Fuel Internal Combustion Engine System	CA	Issued	Oct 31, 2012	2,794,117	Nov 12, 2013	2,794,117	WPI

38

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	CA	Issued	Dec 17, 2012	2,798,864	Apr 8, 2014	2,798,864	WPI

Fuel Injector Calibration and Trimming	CA	Issued	Nov 21, 2012	2,796,614	Jan 6, 2015	2,796,614	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CA	Issued	Nov 23, 2012	2,796,794	Jun 16, 2015	2,796,794	WPI

Skip-Fire Fuel Injection System and Method	CA	Issued	Dec 14, 2012	2,798,599	Nov 12, 2013	2,798,599	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CA	Issued	Dec 17, 2012	2,798,870	Jul 22, 2014	2,798,870	WPI

Mid-Cycle Fuel Injection Strategies	CA	Issued	Dec 20, 2012	2,799,952	Apr 29, 2014	2,799,952	WPI

Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	US	Pending	Dec 28, 2012	13/729,466			WPI

Fuel Processor with Mounting Manifold	EP	Pending	Jul 25, 2011	11811684.7			WPI

Fuel Processor with Mounting Manifold	US	Pending	Jul 25, 2011	13/749,658			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	AU	Issued	Aug 12, 2011	2011291406	Dec 11, 2014	2011291406	WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CA	Pending	Aug 12, 2011	2,807,879			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CN	Pending	Aug 12, 2011	201180049257.0			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	EP	Pending	Aug 12, 2011	11817623.9			WPI

39

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	IN	Pending	Aug 12, 2011	2122/CHENP/2013			WPI

Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	US	Issued	Aug 12, 2011	13/769,186	Oct 15, 2013	8,555,852	WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CA	Pending	Aug 16, 2011	2,808,542			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CN	Pending	Aug 16, 2011	201180050373.4			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Aug 16, 2011	11817627.0			WPI

Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	JP	Pending	Aug 16, 2011	2013-524320			WPI

Fuel Tank Cover	US	Issued	Feb 13, 2013	29/445,533	Nov 18, 2014	D717,721	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	AU	Issued	Aug 25, 2011	2011308044	Apr 30, 2015	2011308044	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CN	Issued	Aug 25, 2011	201180047826.8	Jun 10, 2015	ZL201180047826.8	WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	EP	Pending	Aug 25, 2011	11827862.1			WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	IN	Pending	Aug 25, 2011	2913/CHENP/2013			WPI

Two Engine System with a Gaseous Fuel Stored in Liquefied Form	US	Issued	Aug 25, 2011	13/853,761	Jul 1, 2014	8,763,565	WPI

Fuel System Diagnostics	CA	Issued	Mar 12, 2013	2,809,291	Nov 25, 2014	2,809,291	WPI

Fuel Injector Temperature Mitigation	CA	Issued	Mar 12, 2013	2,809,298	May 13, 2014	2,809,298	WPI

40

Temperature Control of a Fluid Discharged From a Heat Exchanger	CA	Issued	Mar 15, 2013	2,809,495	Jun 3, 2014	2,809,495	WPI

Apparatus for Controlling the Lift of a Valve Member	CA	Issued	Mar 15, 2013	2,809,249	Mar 11, 2014	2,809,249	WPI

Tank Support Apparatus and Method	CA	Issued	Mar 15, 2013	2,809,250	Oct 21, 2014	2,809,250	WPI

Check Valve With Improved Response Time	CA	Issued	Mar 15, 2013	2,809,504	Jul 22, 2014	2,809,504	WPI

Preventing Fuel Regulation Failure	CA	Issued	Mar 15, 2013	2,809,539	May 13, 2014	2,809,539	WPI

System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	US	Pending	Apr 3, 2013	13/856,350			WPI

Dual Fuel Engine System	AU	Pending	Oct 27, 2011	2011321007			WPI

Dual Fuel Engine System	CA	Pending	Oct 27, 2011	2,816,214			WPI

Dual Fuel Engine System	CN	Pending	Oct 27, 2011	201180059645.7			WPI

Dual Fuel Engine System	EP	Pending	Oct 27, 2011	11836730.9			WPI

Dual Fuel Engine System	IN	Pending	Oct 27, 2011	4111/CHENP/2013			WPI

Dual Fuel Engine System	US	Issued	Oct 27, 2011	13/872,136	Mar 18, 2014	8,671,911	WPI

Multi-Piece Vehicle Tank Enclosure	US	Issued	May 17, 2013	13/897,021	Apr 21, 2015	9,010,832	WPI

Multi-Piece Vehicle Tank Enclosure	TH	Pending	May 16, 2013	1301002584			WPI

Engine Control Apparatus	CA	Issued	Jun 27, 2013	2,819,721	Jul 8, 2014	2,819,721	WPI

Heat Exchanger	CN	Pending	Jul 11, 2013	201310290455.7			WPI

41

Cryogenic Pump Flange	CN	Pending	Jul 12, 2013	201310293540.9			WPI

Low Pressure Cryogenic Pump Assembly	CN	Pending	Jul 11, 2013	201310290493.2			WPI

Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Pending	Jul 11, 2013	201310290511.7			WPI

Heat Exchanger	CN	Issued	Jul 11, 2013	201320412819.X	Jan 8, 2014	201320412819.X	WPI

Cryogenic Pump Flange	CN	Issued	Jul 12, 2013	201320417025.2	Jun 18, 2014	ZL201320417025.2	WPI

Low Pressure Cryogenic Pump Assembly	CN	Issued	Jul 11, 2013	201320412997.2	Apr 16, 2014	ZL201320412997.2	WPI

Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Issued	Jul 11, 2013	201320411772.5	Jan 15, 2014	ZL201320411772.5	WPI

Split Fuel Rail Assembly for an Internal Combustion Engine	CA	Issued	Jun 27, 2013	2,819,718	Oct 14, 2014	2,819,718	WPI

Module for Controlling Fuel Pressure in an Internal Combustion Engine	CA	Issued	Jun 28, 2013	2,820,013	Dec 2, 2014	2,820,013	WPI

Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	CA	Issued	Jul 5, 2013	2,819,966	Jul 8, 2014	2,819,966	WPI

Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	US	Pending	Aug 27, 2013	14/011,480			WPI

Combustion System for Gaseous Fuelled Internal Combustion Engine	CA	Pending	Sep 6, 2013	2,826,435			WPI

Engine Intake Manifold Modified to Add a Port Fuel Injection System and Method of Modifying	US	Pending	Sep 25, 2013	61/882,563			WPI

Apparatus and Method for Operating a Plurality of Hydraulic Pumps	CA	Issued	Oct 31, 2013	2,831,759	Jan 20, 2015	2,831,759	WPI

42

System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	CA	Issued	Oct 31, 2013	2,831,762	Jan 20, 2015	2,831,762	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CA	Pending	Nov 21, 2013	2,833,619			WPI

Detecting End of Stroke in a Hydraulic Motor	CA	Pending	Nov 21, 2013	2,833,663			WPI

Sensor Probe (A Capacitance-Type Sensor Probe)	CA	Issued	Nov 28, 2013	2,835,473	Jan 20, 2015	2,835,473	WPI

Dual Fuel Injection Valve	CN	Pending	May 28, 2012	201280039447.9			WPI

Dual Fuel Injection Valve	EP	Pending	May 28, 2012	12800364.7			WPI

Dual Fuel Injection Valve	IN	Pending	May 28, 2012	303/CHENP/2014			WPI

Dual Fuel Injection Valve	US	Issued	May 28, 2012	14/106,713	Aug 12, 2014	8,800,529	WPI

Cryogenic Pumps	US	Pending	Jun 22, 2012	14/142,800			WPI

Method and Apparatus for Fuel Injection and Dynamic Combustion Control	CA	Issued	Dec 23, 2013	2,838,120	Jun 23, 2015	2,838,120	WPI

Managing a Supply of Gaseous Fuel on a Tender Car	CA	Pending	Dec 24, 2013	2,838,145			WPI

Variable Gas Pressure Regulator	CN	Allowed	Aug 28, 2012	201280041641.0			WPI

Variable Gas Pressure Regulator	EP	Pending	Aug 28, 2012	12827189.7			WPI

Variable Gas Pressure Regulator	IN	Pending	Aug 28, 2012	2341/CHENP/2014			WPI

43

Variable Gas Pressure Regulator	RU	Pending	Aug 28, 2012	2014110695			WPI

Variable Gas Pressure Regulator	US	Pending	Aug 28, 2012	14/192,690			WPI

Port Fuel Injection Apparatus	CA	Issued	Feb 3, 2014	2,841,653	Jun 23, 2015	2,841,653	WPI

Starting a Gaseous and Pilot Fuelled Engine	CA	Allowed	Feb 11, 2014	2,842,729			WPI

Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	CN	Pending	Mar 10, 2014	201410085812.0			WPI

Combustion Apparatus for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106418.6	Dec 31, 2014	ZL201420106418.6	WPI

Gaseous Fuel Flow Divider for Dividing a Gaseous Fuel Flow from a Fuel Injection Valve	CN	Issued	Mar 10, 2014	201420106420.3	Dec 31, 2014	ZL201420106420.3	WPI

Intake Manifold for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106295.6	Dec 31, 2014	ZL201420106295.6	WPI

Arrangement for an Intake Port and a Valve Seat for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106293.7	Dec 31, 2014	ZL201420106293.7	WPI

Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106419.0	Dec 31, 2014	ZL201420106419.0	WPI

Fuel Injector Temperature Mitigation	WO	Pending	Mar 6, 2014	PCT/CA2014/050185			WPI

Preventing Fuel Regulation Failure	WO	Pending	Mar 6, 2014	PCT/CA2014/050186			WPI

Multifunctional Spacer	CN	Pending	Oct 15, 2012	201280049109.3			WPI

Multifunctional Spacer	IN	Pending	Oct 15, 2012	2733/CHENP/2014			WPI

44

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CN	Pending	Sep 20, 2012	201280048032.8			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	EP	Pending	Sep 20, 2012	12835781.1			WPI

Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	US	Pending	Sep 20, 2012	14/229,879			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CN	Pending	Sep 11, 2012	201280047366.3			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	EP	Pending	Sep 11, 2012	12837208.3			WPI

Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	US	Pending	Sep 11, 2012	14/226,650			WPI

Fuel System Diagnostics	WO	Pending	Mar 11, 2014	PCT/CA2014/050212			WPI

Temperature Control of a Fluid Discharged From a Heat Exchanger	WO	Pending	Mar 11, 2014	PCT/CA2014/050214			WPI

Apparatus for Controlling the Lift of a Valve Member	WO	Pending	Mar 11, 2014	PCT/CA2014/050213			WPI

Check Valve With Improved Response Time	WO	Pending	Mar 11, 2014	PCT/CA2014/050215			WPI

Tank Support Apparatus and Method	CN	Issued	Mar 17, 2014	201420120355.x	Aug 6, 2014	ZL201420120355.X	WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CN	Pending	Oct 2, 2012	201280049259.4			WPI

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	EP	Pending	Oct 2, 2012	12838463.3			WPI

45

Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	US	Pending	Oct 2, 2012	14/229,996			WPI

Piston Seal	CA	Issued	Mar 18, 2014	2,847,376	Apr 28, 2015	2,847,376	WPI

Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Mar 21, 2014	2,847,630	Mar 3, 2015	2,847,630	WPI

Piston Seal Assembly With Controlled Leakage	CA	Allowed	Mar 28, 2014	2,847,760			WPI

Multi-Fuel Injection System and Method	CA	Allowed	Apr 11, 2014	2,848,849			WPI

Fuel System for an Internal Combustion Engine	CA	Issued	Apr 17, 2014	2,849,623	Apr 7, 2015	2,849,623	WPI

Method and Apparatus for Pumping Fuel to a Fuel Injection System	US	Pending	Nov 14, 2012	14/271,646			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	CN	Pending	Nov 20, 2012	201280067662.X			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	EP	Pending	Nov 20, 2012	12852244.8			WPI

Apparatus and Method for Fuelling a Flexible-Fuel Internal Combustion Engine	US	Pending	Nov 20, 2012	14/272,469			WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	CN	Pending	Nov 22, 2012	201280057175.5			WPI

Apparatus and Method for a Portable Fuel Supply for a Vehicle	US	Pending	Nov 22, 2012	14/272,472			WPI

Cryogenic Storage Vessel Support	CA	Pending	May 23, 2014	2,852,451			WPI

46

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CN	Pending	Dec 21, 2012	201280064017.2	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	IN	Pending	Dec 21, 2012	5653/CHENP/2014	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	RU	Pending	Dec 21, 2012	2014128293	WPI

Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	US	Pending	Dec 21, 2012	14/311,321	WPI

Cryogenic Storage Vessel	CA	Allowed	Jun 3, 2014	2,853,324	WPI

Split Fuel Rail Assembly for an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050582	WPI

Module for Controlling Fuel Pressure in an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050583	WPI

Engine Control Apparatus	WO	Pending	Jun 20, 2014	PCT/CA2014/050581	WPI

Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	WO	Pending	Jun 30, 2014	PCT/CA2014/050625	WPI

Low Pressure Cryogenic Pump Assembly	WO	Pending	Jul 11, 2014	PCT/CN2014/082028	WPI

Cryogenic Pump Flange	WO	Pending	Jul 11, 2014	PCT/CN2014/082030	WPI

Gaseous Fuel Injector	CA	Pending	Jul 18, 2014	2,857,396	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CN	Pending	Feb 5, 2013	201380016946.0	WPI

47

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	EP	Pending	Feb 5, 2013	13747072.0	WPI

Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	US	Pending	Feb 5, 2013	14/452,728	WPI

Direct Exhaust Gas Recirculation System	WO	Pending	Aug 26, 2014	PCT/CA2014/050817	WPI

Gaseous Fluid Supply System With Sub-system for Isolating a Storage Vessel From an End User	CA	Allowed	Aug 22, 2014	2,860,682	WPI

Combustion System for Gaseous Fuelled Internal Combustion Engine	WO	Pending	Aug 27, 2014	PCT/CA2014/050819	WPI

Vaporizer System and Control Strategy	CA	Allowed	Sep 4, 2014	2,862,664	WPI

Piston Arrangement	US	Pending	Sep 8, 2014	62/047,635	WPI

Chamfered Piston	CA	Pending	Sep 10, 2014	2,863,036	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CN	Pending	Apr 3, 2013	201380029587.2	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	13772534.7	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,240	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,257	WPI

Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	14003627.8	WPI

48

Gaseous Fuel Pressure Regulation	IT	Pending	Nov 5, 2014	BS2014A000188	WPI

Guide for a Reciprocating Body With a Low Coefficient of Thermal Expansion	CA	Pending	Oct 10, 2014	2,867,445	WPI

Gaseous Fuel Pumping System	CA	Allowed	Oct 14, 2014	2,866,992	WPI

System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	WO	Pending	Oct 23, 2014	PCT/CA2014/051031	WPI

Apparatus and Method for Operating a Plurality of Hydraulic Pumps	WO	Pending	Oct 23, 2014	PCT/CA2014/051030	WPI

Mechanically Energized Seal for Sealing Between a Gaseous Fuel Body and a Combustion Engine Cylinder Head	CA	Pending	Oct 21, 2014	2,868,598	WPI

Pressure Regulator for Maintaining a Predetermined Pressure Bias Between Two Fluids	CA	Pending	Oct 21, 2014	2,868,590	WPI

Gaseous Fuel Vent Handling Apparatus and Method	CA	Allowed	Oct 23, 2014	2,868,338	WPI

Detecting End of Stroke in a Hydraulic Motor	WO	Pending	Nov 5, 2014	PCT/CA2014/051063	WPI

Sensor Probe (A Capacitance-Type Sensor Probe)	WO	Pending	Nov 14, 2014	PCT/CA2014/051092	WPI

Control System for a Flexible Fuel Internal Combustion Engine	WO	Pending	Nov 6, 2014	PCT/CA2014/051066	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	IN	Pending	May 22, 2013	9133/CHENP/2014	WPI

Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	US	Pending	May 22, 2013	14/561,184	WPI

Combustion Chamber Geometry	US	Pending	Nov 6, 2014	62/076,423	WPI

49

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	WO	Pending	Nov 19, 2014	PCT/CA2014/051106	WPI

Fuel Injection Valve and Method of Actuating	EP	Pending	Jun 3, 2013	13806839.0	WPI

Fuel Injection Valve and Method of Actuating	US	Pending	Jun 3, 2013	14/578,000	WPI

Managing a Supply of Gaseous Fuel on a Tender Car	WO	Pending	Dec 17, 2014	PCT/CA2014/051233	WPI

Apparatus for Reducing Pressure Pulsations in a Gaseous-Fuelled Internal Combustion Engine	CA	Pending	Dec 11, 2014	2,874,627	WPI

Method and Apparatus for Fuel Injection and Dynamic Combustion Control	WO	Pending	Dec 16, 2014	PCT/CA2014/051219	WPI

Method and Apparatus for Controlling a Dual Fuel Engine Between Operating Modes	CA	Pending	Dec 16, 2014	2,875,107	WPI

Sealing Structure for Gaseous Fuel	CA	Allowed	Dec 18, 2014	2,875,512	WPI

Port Fuel Injection Apparatus	WO	Pending	Jan 29, 2015	PCT/CA2015/050067	WPI

Starting a Gaseous and Pilot Fuelled Engine	WO	Pending	Feb 10, 2015	PCT/CA2015/050097	WPI

Pump System for Delivering Liquefied Gas	US	Pending	Jan 14, 2015	62/103,469	WPI

Reducing Unburned Hydrocarbon Emissions in Gaseous Fuelled Lean-Burn Engines	CA	Pending	Feb 10, 2015	2,881,529	WPI

Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	WO	Pending	Feb 20, 2015	PCT/CA2015/050133	WPI

Piston Seal	WO	Pending	Mar 9, 2015	PCT/CA2015/050176	WPI

50

Cryogenic Pump Operation for Controlling Heat Exchanger Discharge Temperature	CA	Pending	Feb 19, 2015	2,882,584	WPI

Fuel Injector	CA	Pending	Feb 27, 2015	2,883,286	WPI

Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	WO	Pending	Mar 19, 2015	PCT/CA2015/050204	WPI

Piston Seal Assembly With Controlled Leakage	WO	Pending	Mar 25, 2015	PCT/CA2015/050231	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	CN	Pending	Oct 2, 2013	201380052235.9	WPI

Supplying Gaseous Fuel From a Liquid State to an Engine	US	Pending	Oct 2, 2013	14/677,971	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	CN	Pending	Oct 8, 2013	20138005236	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	EP	Pending	Oct 8, 2013	13845933.4	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	IN	Pending	Oct 8, 2013	2350/CHENP/2015	WPI

Fuel System Protection in a Multi-Fuel Internal Combustion Engine	US	Pending	Oct 8, 2013	14/678,694	WPI

Hydraulically Actuated Gaseous Fuel Injector	CA	Pending	Mar 13, 2015	2,884,945	WPI

Multi-Fuel Injection System and Method	WO	Pending	Apr 8, 2015	PCT/CA2015/050284	WPI

Cryogenic Tank Assembly with a Pump Drive Unit Disposed Within Fluid Storage Vessel	CA	Pending	Mar 27, 2015	2,886,538	WPI

Fuel System for an Internal Combustion Engine	WO	Pending	Apr 13, 2015	PCT/CA2015/050303	WPI

51

Operating a Gaseous Fuel Injector	CA	Pending	Apr 7, 2015	2,887,730	WPI

Ignition Apparatus and Method for a Premixed Charge in a Gaseous-Fuelled Engine	US	Pending	Apr 9, 2015	62/145,433	WPI

Detecting and Mitigating Abnormal Combustion Characteristics	CA	Pending	Apr 23, 2015	2,889,605	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CN	Pending	Nov 22, 2013	201380061316.5	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	EP	Pending	Nov 22, 2013	13857182.3	WPI

Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	US	Pending	Nov 22, 2013	14/719,650	WPI

Cryogenic Storage Vessel Support	WO	Pending	May 13, 2015	PCT/CA2015/050433	WPI

Fuel Injector Calibration and Trimming	EP	Pending	Nov 20, 2013	13856942.1	WPI

Fuel Injector Calibration and Trimming	US	Pending	Nov 20, 2013	14/717,883	WPI

Intelligent Pressure Management System for Cryogenic Fueling Systems	US	Pending	Apr 30, 2015	62/155,438	WPI

Skip-Fire Fuel Injection System and Method	CN	Pending	Dec 12, 2013	201380071024.X	WPI

Skip-Fire Fuel Injection System and Method	EP	Pending	Dec 12, 2013	13862956.3	WPI

Skip-Fire Fuel Injection System and Method	KR	Pending	Dec 12, 2013	10-2015-7018812	WPI

Skip-Fire Fuel Injection System and Method	US	Pending	Dec 12, 2013	14/738,832	WPI

52

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	EP	Pending	Nov 27, 2013	13865724.2	WPI

Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	US	Pending	Nov 27, 2013	14/738,834	WPI

Cryogenic Storage Vessel	WO	Pending	May 29, 2015	PCT/CA2015/050494	WPI

Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	IN	Pending	Dec 17, 2013	3370/CHENP/2015	WPI

Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	US	Pending	Dec 17, 2013	14/738,835	WPI

Multi-Fuel Engine Apparatus	US	Pending	Jun 3, 2015	62/170,483	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CN	Pending	Dec 17, 2013		WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	EP	Pending	Dec 17, 2013	13864621.1	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	IN	Pending	Dec 17, 2013	4152/CHENP/2015	WPI

Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	US	Pending	Dec 17, 2013	14/783,837	WPI

Mid-Cycle Fuel Injection Strategies	CN	Pending	Dec 12, 2013		WPI

Mid-Cycle Fuel Injection Strategies	EP	Pending	Dec 12, 2013	13865137.7	WPI

Mid-Cycle Fuel Injection Strategies	IN	Pending	Dec 12, 2013	3498/CHENP/2015	WPI

Mid-Cycle Fuel Injection Strategies	US	Pending	Dec 12, 2013	14/738,838	WPI

High Pressure Fluid Control System and Method of Controlling Pressure Bias in an End User Device	US	Pending	Jun 12, 2015	62/175,157	WPI

53

Fuel Injector Trimming in a Multi-Fuel Engine	CA	Pending	Jun 12, 2015	2,894,291			WPI

Multi-Vessel Fluid Storage and Delivery System	US	Pending	Jun 29, 2015	62/186,207			WPI

Gaseous Fuel Injector	WO	Pending	Jul 17, 2015	PCT/CA2015/050668			WPI

Multi-Fuel Rail Apparatus	US	Pending	Aug 4, 2015	62/201,074			WPI

Gaseous Fluid Supply System With Sub-system for Isolating a Storage Vessel From an End User	WO	Pending	Aug 21, 2015	PCT/CA2015/050806			WPI

Deposit Mitigation for Gaseous Fuel Injectors	US	Pending	Aug 27, 2015	62/210,921			WPI

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	US	Issued	Dec 26, 2000	09/748,547	Nov 4, 2003	6,640,773	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	CA	Issued	Feb 9, 2001	2,398,146	Sep 22, 2009	2,398,146	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804794.7	Sep 3, 2008	ZL01804794.7	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	60115926.8	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	WPI	Cummins

54

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	WPI	Cummins

Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	BR	Issued	Feb 9, 2001	PI0108255-8	Aug 11, 2009	PI0108255-8	WPI	Cummins

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Sep 30, 2003	2,442,336	Sep 19, 2006	2,442,336	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CN	Issued	Sep 23, 2004	200480031143.3	May 26, 2010	ZL200480031143.3	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	DE	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FI	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FR	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	GB	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	WPI	UBC

Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	US	Issued	Mar 28, 2006	11/277,714	Dec 4, 2007	7,302,918	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CA	Issued	Mar 31, 2006	2,539,711	Jun 9, 2009	2,539,711	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	IN	Issued	Mar 13, 2007	5245/CHENP/2008	Jun 5, 2014	261125	WPI	UBC

55

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CN	Issued	Mar 13, 2007	200780011798.8	Dec 18, 2013	ZL200780011798.8	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2008-7026703	Jan 8, 2014	10-1352131	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	EP	Issued	Mar 13, 2007	07710759.7	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	DE	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	GB	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	US	Issued	Mar 13, 2007	12/235,084	Jan 10, 2012	8,091,536	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2013-7021928	May 27, 2014	10-1402864	WPI	UBC

Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	US	Issued	Jan 9, 2012	13/346,697	Jun 25, 2013	8,469,009	WPI	UBC

[Patent redacted due to risk of prejudice to operations]

[Patent redacted due to risk of prejudice to operations]

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050468			WPI	Delphi

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050469			WPI	Delphi

Fuel Injector	WO	Pending	May 21, 2014	PCT/CA2014/050470			WPI	Delphi

56

Fuel Injector	WO	Pending	Apr 29, 2014	PCT/EP2014/058650	WPI	Delphi

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	CN	Pending	Jun 13, 2013	201380031462.3	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	EP	Pending	Jun 13, 2013	13804568.7	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	IN	Pending	Jun 13, 2013	9394/CHENP/2014	WPI	GM

Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	US	Pending	Jun 13, 2013	14/569,767	WPI	GM
[Patent redacted due to risk of prejudice to operations]
[Patent redacted due to risk of prejudice to operations]

Fuel System Protection in a Multi-Fuel Engine	CN	Pending	Oct 22, 2013	201380055312.6	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	EP	Pending	Oct 22, 2013	13848907.5	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	IN	Pending	Oct 22, 2013	2349/CHENP/2015	WPI	GM

Fuel System Protection in a Multi-Fuel Engine	US	Pending	Oct 22, 2013	14/690,411	WPI	GM

Trademarks

Mark/Title	Country	Filing Date	App. No.	Status	Reg. Date	Reg. No.	Class

DeNOxer (Word)	US	Jan 16, 2013	85/824,930	Registered	Jul 8, 2014	4,565,062	7, 37

57

E (Design)	IT	Feb 9, 2007	BS2007C000090	Registered	Nov 18, 2009	1227460	11, 12

E EMER	TR	Aug 11, 2014	2014/64881	Pending			7, 12

E EMER	DO	Aug 19, 2014	2014-23775	Pending			7, 13

E-Emer (New)	BD	Dec 23, 2008	120095	Pending			6

E-Emer (New)	AR	Jan 16, 2009	2888252	Registered	Oct 15, 2010	2400498	6

E-Emer (New)	BR	Dec 23, 2008	830032657	Registered	Aug 9, 2011	830032657	6

E-Emer (New)	NG	Jan 29, 2009	F/TM/2009/447	Registered	Oct 22, 2010	RTM81218	6

E-Emer (New)	PK	Dec 20, 2008	259615	Registered	Feb 23, 2012	259615	6

E-Emer (New)	IN	Dec 22, 2008	1766857	Registered	Dec 22, 2008	1766857	6, 7

E-Emer (New)	IT	Jun 26, 2008	BS2008C000382	Registered	Jan 19, 2009	1164552	6, 7

E-Emer (New)	BD	Dec 23, 2008	120096	Pending			7

E-Emer (New)	AR	Jan 16, 2009	2888253	Registered	Oct 15, 2010	2400499	7

E-Emer (New)	BR	Jan 5, 2009	830032665	Registered	Aug 9, 2011	830032665	7

E-Emer (New)	NG	Jan 29, 2009	F/TM/2009/448	Registered	Oct 22, 2010	RTM81218	7

E-Emer (New)	PK	Dec 20, 2008	259617	Registered	Oct 26, 2011	259617	7

58

E-Emer (New)	IB	Jan 19, 2009	2742D/2008	Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CN	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7

E-Emer (New)	HR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CU	Jan 19, 2009		Registered	Jan 19, 2009	1005286	12

E-Emer (New)	EG	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	IR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	MZ	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	RU	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	SD	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	CH	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	TR	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (New)	UA	Jan 19, 2009		Registered	Jan 19, 2009	1005286	7, 12

E-Emer (Old)	KR	Jun 14, 2003	26897/2003	Registered	Jan 21, 2005	0606575	12

E-Emer (Old)	PK	Dec 27, 2001	175450	Registered	Jan 11, 2007	175450	6

E-Emer (Old)	NG	Jan 15, 2002	TP62682	Registered	Mar 30, 2007	RTM70511	6

59

E-Emer (Old)	TH	Jul 16, 2003	524141	Registered	Apr 5, 2004	KOR194951	6

E-Emer (Old)	PH	Jul 17, 2003	4-2003-0006366	Registered	Sep 18, 2004	4-2003-0006366	6

E-Emer (Old)	TW	Jul 18, 2003	092044552	Registered	Apr 1, 2004	1103964	6

E-Emer Group (New)	EM	Dec 2, 2008	007435787	Registered	Jul 29, 2009	007435787	6, 7

E-Emer Group (New)	US	Jan 19, 2009	79/069,900	Registered	Jun 8, 2010	3799749	7, 12

GEMDI (Word)	IN	Jan 31, 2014	2670323	Pending			7, 12

HPDI	CN	Sep 6, 2012	11456983	Registered	Apr 7, 2014	11456983	12

HPDI	CN	Sep 6, 2012	11456975	Registered	Feb 14, 2014	11456975	7

INIEZIONE REG COMPONENTI	AR	Apr 27, 1993	1876949	Registered	May 3, 1996	1599007	12

JUNIPER (in Chinese Characters)	CN	Nov 29, 2010	8893260	Registered	Dec 14, 2011	8893260	12

JUNIPER (in Chinese Characters)	CN	Nov 29, 2010	8893261	Registered	Dec 14, 2011	8893261	7

JUNIPER (in Chinese Characters)	KR	Aug 19, 2010	2010-43041	Registered	Feb 29, 2012	907340	7, 12

JUNIPER (Word)	BR	Apr 20, 2010	830595619	Registered	Jul 29, 2014	830595619	12

JUNIPER (Word)	KR	Aug 19, 2010	2010-43040	Registered	Feb 29, 2012	907339	7, 12

JUNIPER (Word)	US	Apr 18, 2008	77/452,392	Registered	Sep 11, 2012	4206159	7, 9, 12, 42

60

JUNIPER (Word)	EM	Apr 14, 2010	009025727	Registered	Sep 28, 2010	009025727	7, 12, 35

JUNIPER (Word)	AU	Jul 10, 2010	1371348	Registered	Jul 10, 2010	1371348	7, 9, 12

JUNIPER ENGINES Inc. (Design)	CN	Nov 29, 2010	8893263	Registered	Dec 14, 2011	8893263	7

JUNIPER ENGINES Inc. (Design)	AU	Jul 10, 2010	1371349	Registered	Jul 10, 2010	1371349	7, 9, 12

JUNIPER ENGINES Inc. (Design)	EM	Apr 14, 2010	009025751	Registered	Sep 28, 2010	009025751	7, 12, 35

KEY-READY (Word)	US	Dec 29, 2011	85/505,491	Registered	Oct 29, 2013	4,426,070	35, 37, 39, 42

NxtGen (Design)	CA	Mar 24, 2006	1,295,203	Registered	Jul 24, 2008	TMA719245	7, 42

NxtGen (Design)	US	Sep 22, 2006	77/005,585	Registered	Apr 28, 2009	3,610,798	7, 42

NxtGen (Design)	JP	Oct 31, 2008	2008-088768	Registered	Mar 19, 2009	5,216,218	7

NxtGen (Word)	CA	Mar 24, 2006	1,295,202	Registered	Jul 22, 2008	TMA718930	7, 42

NxtGen (Word)	US	Jun 18, 2009	77/763,367	Registered	Jan 19, 2010	3,739,809	7, 42

NxtGen (Word)	JP	Oct 31, 2008	2008-088767	Registered	Mar 19, 2009	5,216,217	7

O.M.V.L.	AR	Feb 12, 2004	2494800	Registered	Jun 24, 2004	1983995	12

OMVL	DO	Jul 10, 2014	2014-19781	Pending			7, 11

61

OMVL	BR	Jun 8, 1994	817887695	Registered	Apr 30, 1996	817887695	7

OMVL	CL	Jan 26, 1996	332867	Registered	Jan 8, 2007	797685	12

OMVL	BR	Aug 17, 2001	823790649	Registered	Apr 15, 2014	823790649	7

OMVL	US	Aug 8, 2003	78/285,066	Registered	Apr 4, 2006	3075518	7, 9

OMVL	AU	May 19, 1995	661745	Registered	May 19, 1995	661745	7

OMVL	IT	Oct 26, 2001	BO2001C001149	Registered	Jun 18, 2002	870132	7, 11

OMVL	IB	Jul 1, 2002	2001c001149	Registered	Jul 1, 2002	788940	7, 11

OMVL	DZ	Jul 1, 2002	1234	Registered	Jul 1, 2002	788940	7, 11

OMVL	BY	Jul 1, 2002	2345	Registered	Jul 1, 2002	788940	7, 11

OMVL	BG	Jul 1, 2002	3456	Registered	Jul 1, 2002	788940	7, 11

OMVL	EG	Jul 1, 2002	4567	Registered	Jul 1, 2002	788940	7, 11

OMVL	EE	Jul 1, 2002	5678	Registered	Jul 1, 2002	788940	7, 11

OMVL	JP	Jul 1, 2002	6789	Registered	Jul 1, 2002	788940	7, 11

OMVL	LV	Jul 1, 2002	789	Registered	Jul 1, 2002	788940	7, 11

OMVL	LT	Jul 1, 2002	890	Registered	Jul 1, 2002	788940	7, 11

62

OMVL	MA	Jul 1, 2002	7899	Registered	Jul 1, 2002	788940	7, 11

OMVL	PL	Jul 1, 2002	900	Registered	Jul 1, 2002	788940	7, 11

OMVL	PT	Jul 1, 2002	876	Registered	Jul 1, 2002	788940	7, 11

OMVL	RU	Jul 1, 2002	876	Registered	Jul 1, 2002	788940	7, 11

OMVL	SK	Jul 1, 2002	765	Registered	Jul 1, 2002	788940	7, 11

OMVL	UA	Jul 1, 2002	666	Registered	Jul 1, 2002	788940	7, 11

OMVL	EM	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	AT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	BX	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	BG	Jun 10, 2002	2744860	Registered	Sep 11, 2003		7, 11

OMVL	CY	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	CZ	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	DK	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	EE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	FI	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

63

OMVL	FR	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	DE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	GR	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	HU	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	JE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	LV	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	LT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	MT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	PL	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	PT	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	RO	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SK	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SI	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

64

OMVL	ES	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	SE	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	GB	Jun 10, 2002	2744860	Registered	Sep 11, 2003	2744860	7, 11

OMVL	IN	Apr 25, 2003	1194620	Registered	Dec 24, 2005	1194620	7

OMVL	IN	Apr 25, 2003	1194621	Registered	Dec 19, 2005	1194621	11

OMVL	UY	Apr 29, 2003	347073	Registered	Feb 16, 2004	347073	7, 11

OMVL	CO	Nov 5, 2003	3098018	Registered	Aug 31, 2004	300115	7

OMVL	CO	Nov 5, 2003	3098020	Registered	Nov 23, 2004	346143	11

OMVL	IR	Nov 9, 2003	8208720	Registered	Jan 22, 2005	118233	7, 11

OMVL	KR	May 9, 2003	2003-0020809	Registered	Dec 16, 2004	603015	7, 11

OMVL	MX	May 23, 2003	602129	Registered	Jun 25, 2003	796804	7

OMVL	MX	May 23, 2003	602130	Registered	May 26, 2004	832951	11

OMVL	PK	Oct 21, 2003	189356	Registered	Feb 2, 2009	99447	7

OMVL	PK	Oct 21, 2003	189355	Registered	May 25, 2010	105134	11

OMVL	PE	Oct 24, 2003	194051	Registered	Jun 4, 2004	97596	11

65

OMVL	PE	Oct 24, 2003	194050	Registered	Jun 4, 2004	97595	7

OMVL	VE	Nov 7, 2003	16440-03	Registered	May 25, 2005	P261265	21

OMVL	TR	Sep 24, 2008	2008/56476	Registered	Oct 2, 2009	2008/56476	7, 11

OMVL (Word)	ID	May 24, 2013	D-2013-024707	Pending			7, 11

OMVL (Word)	TH	Oct 16, 2013	913378	Pending			7

OMVL (Word)	TH	Oct 16, 2013	913379	Pending			11

READY-LINK (Word)	US	Mar 1, 2013	85/864,053	Allowed			7, 12, 35, 37, 40, 42

READY-LINK (Word)	CA	Apr 29, 2013	1,624,649	Allowed			7, 42

REG (Design Colour)	IT	Sep 12, 2000	BO2000C001170	Registered	May 5, 2004	928323	12

REG (Design)	PL	May 24, 2013	Z414684	Pending			7, 11

REG (Design)	BR	Jun 9, 1994	817887687	Registered	Jun 9, 1998	817887687	7

REG (Design)	PE	Mar 18, 2010	415936	Registered	Jun 1, 2011	005054	7

REG (Word)	AR	Mar 22, 1993	2829183	Registered	Jun 4, 1998	1670649	12

Valtek	IT	Jul 16, 2004	BS2004C000244	Registered	Aug 8, 2004	0000935682	7, 9

Valtek Emer Group	IT	Jun 26, 2008	BS2008C000384	Pending			7, 9

66

Valtek Emer Group	IN	Dec 22, 2008	1766858	Registered	Jan 29, 2011	1766858	7, 9

Valtek Emer Group	IB	Dec 15, 2008	2744D/2008	Registered	Dec 15, 2008	995039	7, 9

Valtek Emer Group	EM	Dec 2, 2008	007435944	Registered	Jul 29, 2009	007435944	7, 9

Valtek Emer Group	NG	Jan 29, 2009	F/TM/2009446	Registered	Feb 18, 2010	RTM81217	7

Valtek Emer Group	MX	Dec 19, 2008	982089	Registered	Feb 18, 2009	1085548	7

Valtek Emer Group	NG	Jan 29, 2009	F/TM/2009/445	Pending			9

Valtek Emer Group	MX	Dec 19, 2008	982091	Registered	Feb 23, 2009	1086732	9

WESTPORT (Design)	IN	Oct 12, 2011	2218771	Pending			7, 12

WESTPORT (Design)	DZ	Jan 30, 2014	140394	Pending			7, 9, 12

WESTPORT (Design)	CL	Jan 15, 2014	1090712	Pending			7, 9, 12

WESTPORT (Design)	CO	Dec 30, 2013	13302821	Pending			7, 9, 12

WESTPORT (Design)	EG	Jan 13, 2014	297456	Pending			7

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306199848212	Pending			7

WESTPORT (Design)	PK	Dec 16, 2013	351583	Pending			12

WESTPORT (Design)	UA	Dec 13, 2013	2013-23106	Pending			7

67

WESTPORT (Design)	UY	Jan 8, 2014	451514	Pending			7, 9, 12

WESTPORT (Design)	CN	Dec 27, 2013	13816526	Pending			12

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306160170851	Pending			9

WESTPORT (Design)	NG	Dec 20, 2013	OAI/TM/306167352566	Pending			12

WESTPORT (Design)	AR	Jan 16, 2014	3303483	Pending			12

WESTPORT (Design)	EG	Jan 13, 2014	297457	Pending			9

WESTPORT (Design)	EG	Jan 13, 2014	297458	Pending			12

WESTPORT (Design)	TR	Apr 8, 2014	2014/29036	Pending			7, 9, 12

WESTPORT (Design)	DO	Jul 8, 2014	2014-19485	Pending			7, 11, 12

WESTPORT (Design)	CA	Jun 28, 2002	1,145,556	Registered	Oct 20, 2005	TMA650858	42

WESTPORT (Design)	AU	May 19, 2010	1362293	Registered	Aug 5, 2011	1362293	6, 7, 9

WESTPORT (Design)	CA	Sep 23, 2010	1,496,991	Registered	Sep 19, 2011	TMA807003	7

WESTPORT (Design)	KR	Oct 4, 2011	2011-53876	Registered	Jan 31, 2013	951294	7, 12

WESTPORT (Design)	RU	Oct 6, 2011	2011732956	Registered	Jan 28, 2013	479233	7, 12

WESTPORT (Design)	AR	Jan 16, 2014	3303481	Registered	Feb 9, 2015	2709372	7

68

WESTPORT (Design)	CN	Dec 27, 2013	13816525	Registered	Mar 7, 2015	13816524	7

WESTPORT (Design)	EM	Dec 24, 2013	12470324	Registered	May 16, 2014	012470324	7, 9, 12

WESTPORT (Design)	MX	Mar 13, 2014	1466672	Registered	Jul 3, 2014	1467729	9

WESTPORT (Design)	MA	Jan 16, 2014	156666	Registered	Feb 1, 2014	156666	7, 9, 12

WESTPORT (Design)	MZ	Feb 13, 2014	25430/14	Registered	Feb 13, 2014	25430/2014	7-

WESTPORT (Design)	PH	Dec 16, 2013	4-2013-014982	Registered	May 15, 2014	4-2013- 014982	7, 9, 12

WESTPORT (Design)	TW	Dec 31, 2013	102073209	Registered	Nov 1, 2014	01674890	7, 9, 12

WESTPORT (Design)	VE	Dec 16, 2013	23817-2013	Registered	Dec 22, 2014	P344741	7

WESTPORT (Design)	PE	Jul 30, 2014	584077-2014	Registered	Dec 10, 2014	T00009520	7, 9, 12

WESTPORT (Design)	CN	Dec 27, 2013	13816524	Registered	Mar 7, 2015	13816524	9

WESTPORT (Design)	UA	Dec 24, 2013	2013-23955	Registered	Feb 10, 2015	196267	12

WESTPORT (Design)	AR	Jan 16, 2014	3303482	Registered	Dec 30, 2014	2703894	9

WESTPORT (Design)	MZ	Feb 13, 2014	25428/14	Registered	Feb 13, 2014	25428/2014	9

WESTPORT (Design)	MZ	Feb 13, 2014	25429/14	Registered	Feb 13, 2014	25429/2014	12

WESTPORT (Design)	MX	Mar 13, 2014	1466673	Registered	Jul 3, 2014	1467730	7

69

WESTPORT (Design)	MX	Mar 13, 2014	1466671	Registered	Jul 3, 2014	1467728	12

WESTPORT (Design)	BR	Oct 5, 2011	831236566	Registered	Dec 9, 2014	831236566	12

WESTPORT (Design)	BR	Oct 5, 2011	831236558	Registered	Dec 9, 2014	831236558	7

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473427	Registered	May 7, 2008	4473427	20

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473428	Registered	Feb 7, 2008	4473428	6

WESTPORT (in Chinese Characters)	CN	Jan 20, 2005	4473429	Registered	Apr 21, 2008	4473429	7

WESTPORT (in Chinese Characters)	CN	Apr 30, 2005	4638206	Registered	Feb 21, 2008	4638206	9

WESTPORT (in KR characters)	KR	Oct 10, 2011	2011-55076	Registered	Jan 31, 2013	951295	7, 12

WESTPORT (Word)	IN	Oct 12, 2011	2218770	Pending			7, 12

WESTPORT (Word)	CA	Feb 5, 1999	1,004,235	Registered	May 8, 2007	TMA687183	7, 9, 12, 42

WESTPORT (Word)	EM	Feb 10, 2000	001502145	Registered	Mar 22, 2001	001502145	7, 9, 12, 42

WESTPORT (Word)	AU	Sep 20, 2007	1199931	Registered	Sep 20, 2007	1199931	7, 35, 37, 42

WESTPORT (Word)	US	Oct 17, 2007	77/306,649	Registered	Jun 28, 2011	3986041	7, 9, 12, 42

WESTPORT (Word)	CN	Dec 23, 2004	4430571	Registered	Apr 21, 2008	4430571	20

WESTPORT (Word)	CN	Dec 23, 2004	4430569	Registered	Jun 28, 2008	4430569	37

70

WESTPORT (Word)	CN	Dec 23, 2004	4430568	Registered	Jul 14, 2008	4430568	42

WESTPORT (Word)	CN	Dec 23, 2004	4430572	Registered	Aug 14, 2007	4430572	6

WESTPORT (Word)	CN	Dec 23, 2004	4430573	Registered	Aug 14, 2007	4430573	7

WESTPORT (Word)	CN	Apr 30, 2005	4638205	Registered	Feb 21, 2008	4638205	9

WESTPORT ICE PACK (Word)	CA	May 8, 2013	1,625,859	Allowed			12

WESTPORT ICE PACK (Word)	US	Nov 6, 2013	86/111,920	Pending			7

WESTPORT ICE PACK (Word)	EM	Nov 7, 2013	012287942	Registered	Apr 1, 2014	012287942	7

WESTPORT INNOVATIONS INC. (Design)	CA	Jun 28, 2002	1,145,557	Registered	Apr 26, 2006	TMA663318	42

WESTPORT WING (Word)	US	Nov 2, 2011	85/462,786	Registered	Sep 10, 2013	4400745	7

WESTPORT WING POWER SYSTEM (Design)	CA	Apr 30, 2013	1,624,694	Allowed			7

WESTPORT WING POWER SYSTEM (Design)	US	May 9, 2013	85/928,108	Pending			7

71

Section 5.15(b)(iv)

Third Party IP Infringements

[Disclosure of potential patent infringements redacted due to confidentiality and potential prejudice to ongoing disputes]

72

Section 5.15(c)(ii)

Governmental Authority IP

[Disclosure of project partners and funding details redacted due to confidentiality provisions and risk of prejudice to operations]

73

Section 5.16(a)

Real Property

Indopar B.V., a wholly owned subsidiary of Parent, owns the land and the building located at Industrial Park No.: 5.065, Jan Hilgersweg 20, 5657ES Eindhoven, The Netherlands.

74

Section 6.2(a)

Conduct of Business

1.	Parent may issue equity or debt securities convertible into equity securities of Parent subject to compliance with Section 3.2 of the Agreement.

2.	At the Parent Shareholder Meeting it is anticipated that holders of Parent Common Shares will be asked to approve an increase in the number of awards available for grant pursuant to Parent’s omnibus equity compensation plan.

3.	Parent may incur up to $25,000,000 in Indebtedness prior to Closing; provided that in the event Parent completes an underwritten offering of Parent securities prior to incurring such Indebtedness, Parent may incur no more than $5,000,000 in Indebtedness prior to Closing.

75

Section 6.2(b)

Interim Operations

1.	Parent may issue equity or debt securities convertible into equity securities of Parent subject to compliance with Section 3.2 of the Agreement.

2.	At the Parent Shareholder Meeting it is anticipated that holders of Parent Common Shares will be asked to approve an increase in the number of awards available for grant pursuant to Parent’s omnibus equity compensation plan.

3.	Parent may incur up to $25,000,000 in Indebtedness prior to Closing; provided that in the event Parent completes an underwritten offering of Parent securities prior to incurring such Indebtedness, Parent may incur no more than $5,000,000 in Indebtedness prior to Closing.

76

APPENDIX C

PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information (the “Pro Forma Financial Information”) of Westport and Fuel Systems reflect various adjustments to give effect to the following transactions, and the resulting tax effects:

•	Westport plans to acquire Fuel Systems, pursuant to the terms of the merger agreement, for approximately $51.3 million. The $51.3 million is the market value of the Westport common shares at January 15, 2016 to be issued in exchange for shares of Fuel Systems common stock as at the closing date of the merger and the value of replacement securities issued attributable to pre-combination services. Each Fuel Systems share will convert into 2.129 Westport shares. The final purchase price will be based on the value of Westport’s common shares at the closing date of the merger.

•	Westport signed an agreement for additional financing which has resulted in $17.5 million in cash being received subsequent to September 30, 2015 and a further $17.5 million contingent upon the closing of the merger and other conditions as stipulated in the agreement.

The merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with Westport being the accounting and legal acquirer.

The unaudited pro forma condensed combined balance sheet as at September 30, 2015 (the “Pro Forma Balance Sheet”) is based on the historical consolidated balance sheets of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on September 30, 2015. Similarly, the unaudited pro forma condensed combined statements of operations and comprehensive (loss) income (the “Pro Forma Statements of Operations”) for the year ended December 31, 2014 and nine months ended September 30, 2015 are based on the historical consolidated statements of operations and comprehensive loss of Westport and Fuel Systems after giving effect to the merger and new financing as if they had occurred on January 1, 2014.

The historical consolidated financial information has been adjusted in the Pro Forma Financial Information to give effect to pro forma events that are (i) directly attributable to the merger and new financing, (ii) factually supportable and (iii) with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the results of operations.

The Pro Forma Financial Information and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information are preliminary and subject to change. The determination of the final acquisition and financing accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Information. Furthermore, the accompanying Pro Forma Statements of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.

The Pro Forma Financial Information are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the merger been consummated on the dates indicated. The Pro Forma Financial Information and notes thereto should be read in conjunction with: (i) the historical audited and unaudited consolidated financial information and related notes of Westport, which are incorporated by reference into this proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial information and related notes of Fuel Systems that are included in this proxy statement/prospectus.

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As At September 30, 2015

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, Note 8)	Pro Forma Adjustments	Note Reference		Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Assets
Current assets:
Cash and cash equivalents	$41,366	$54,043	—			$95,409	$35,000	4(a), 5(k)	$130,409
Short-term investments	691	7,000	—			7,691	—		7,691
Accounts receivable	37,351	45,860	—			83,211	—		83,211
Inventories	33,147	66,661	—	5	(b)	99,808	—		99,808
Current portion of deferred income tax assets	2,841	1,788	—			4,629	—		4,629
Related party receivables	367	2,228	—			2,595	—		2,595
Other Assets	4,661	18,106	—	5	(a)	22,767	—		22,767

	120,424	195,686	—			316,110	35,000		351,110

Long-term investments	28,312	—	—			28,312	—		28,312
Other assets	2,642	1,396	—			4,038	—		4,038
Property, plant and equipment	46,256	38,048	—	5	(c)	84,304	—		84,304
Intangible assets	23,718	3,079	—	5	(d)	26,797	—		26,797
Deferred income tax assets	299	3,337	—	5	(a)	3,636	—		3,636
Goodwill	3,104	—	—			3,104	—		3,104

	224,755	241,546	—			466,301	35,000		501,301

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	46,204	47,230	—			93,434	—		93,434
Assumed Liabilities	—	—	9,131	5	(e)	9,131	—		9,131
Current portion of deferred revenue	1,924	12,164	—			14,088	—		14,088
Current portion of deferred income tax liabilities	183	44	—			227	—		227
Current portion of long-term debt	13,651	97	—			13,748	—		13,748
Current portion of warranty liability	6,773	3,295	—			10,068	—		10,068
Related party payables	—	1,225	—			1,225	—		1,225

	68,735	64,055	9,131			141,921	—		141,921

Warranty liability	10,472	2,012	—			12,484	—		12,484
Long-term royalty payable	—	—	—			—	17,500	4(a), 5(k)	17,500
Long-term debt	52,543	—				52,543	17,500	4(a), 5(k)	70,043
Deferred revenue	1,970	2,196	—			4,166	—		4,166
Deferred income tax liabilities	3,996	735	—			4,731	—		4,731
Other long-term liabilities	1,401	5,803	—			7,204	—		7,204

	139,117	74,801	9,131			223,049	35,000		258,049

Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
(102,867,947 post merger) Common shares	936,293	20	51,281	5	(f)	987,594	—		987,594
Shares held in treasury	—	(20,742)	20,742	5	(g)	—	—		—
Other equity instruments	13,973	—	—			13,973	—		13,973
Additional paid in capital	9,837	321,714	(321,714)	5	(h)	9,837	—		9,837
Accumulated deficit	(840,037)	(94,389)	200,702	5	(i)	(733,724)	—		(733,724)
Accumulated other comprehensive (loss) income	(34,428)	(39,858)	39,858	5	(j)	(34,428)	—		(34,428)

	85,638	166,745	(9,131)			243,252	—		243,252

Non-Controlling Interest	—	—	—			—	—		—

Total stockholders’ equity	85,638	166,745	(9,131)			243,252	—		243,252

Total liabilities and stockholders’ equity	$224,755	$241,546	$—			$466,301	$35,000		$501,301

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Statement Of Operations And Comprehensive Loss

For the Year Ended December 31, 2014

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 9)	Pro Forma Adjustments	Note Reference	Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$118,015	$336,508	$—		$454,523	$—		$454,523
Service and other revenue	12,554	2,620	—		15,174	—		15,174

	130,569	339,128	—		469,697	—		469,697
Cost of revenue and expenses:
Cost of product and parts revenue	97,923	257,208	—		355,131	—		355,131
Research and development	76,580	23,051	—		99,631	—		99,631
General and administrative	40,319	37,718	—		78,037	—		78,037
Sales and marketing	25,489	18,020	—		43,509	—		43,509
Foreign exchange (gain) loss	(3,434)	(1,061)	—		(4,495)	—		(4,495)
Depreciation and amortization	18,666	13,009	—		31,675	—		31,675
Bank charges, interest and other	703	829	—		1,532	—		1,532
Loss on disposal of assets	5,238	—	—		5,238	—		5,238
Provision for inventory purchase commitments	4,106	—	—		4,106	—		4,106
Intangible impairment	5,823	1,725	—		7,548	—		7,548
Goodwill impairment	18,543	39,938	—		58,481	—		58,481
Property, plant and equipment impairment	—	2,678	—		2,678	—		2,678

	289,956	393,115	—		683,071	—		683,071

Loss from operations	(159,387)	(53,987)	—		(213,374)	—		(213,374)
Income from investments accounted for by the equity method	14,222	—	—		14,222			14,222
Interest on long-term debt and amortization of discount	(5,849)	—	—		(5,849)	(4,801)	4(a), 6(d)	(10,650)
Interest and other income	817	1,185	—		2,002	—		2,002
Bargain Purchase	—	—	—	6(a), 6(b)	—	—		—

Loss before income taxes	(150,197)	(52,802)	—		(202,999)	(4,801)		(207,800)
Income tax expense (recovery) (note 20):								—
Current	606	3,398	—		4,004	—		4,004
Deferred	(1,185)	(2,788)	—		(3,973)	—		(3,973)

	(579)	610	—		31	—		31

Net loss for the period	$(149,618)	$(53,412)	$—		$(203,030)	$(4,801)		$(207,831)

Net loss (income) attributable to non-controlling interest	—	(4)	—		(4)	—		(4)

Net loss attributable to Westport Fuel Systems	(149,618)	(53,416)	—		(203,034)	(4,801)		(207,835)
Other comprehensive (loss)	(15,201)	(25,983)	—		(41,184)			(41,184)

Comprehensive loss	$(164,819)	$(79,395)	$—		$(244,214)	$(4,801)		$(249,015)

Less: net comprehensive loss (income) attributable to the non-controlling interest	—	15	—		15			15

Comprehensive loss attributable to Westport Fuel Systems	(164,819)	(79,380)	—		(244,199)	(4,801)		(249,000)

Loss per share:

Basic and diluted	$(2.37)	$(2.66)	$—		$(2.00)	$—		$(2.04)

Weighted average common shares outstanding:

Basic and diluted	63,130,022	20,074,773	—		101,652,240	—		101,652,240

Westport Innovations Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations And Comprehensive Loss

For the Nine Months Ended September 30, 2015

(In thousands, except per share data)

	Westport	Fuel Systems (as amended, see Note 10)	Pro Forma Adjustments	Note Reference		Pro Forma Combined Westport/ Fuel Systems	Financing (note 4)	Note Reference	Pro Forma Combined Westport/ Fuel Systems and financing
Product revenue	$72,855	$192,379	$—			$265,234	$—		$265,234
Service and other revenue	5,340	3,694	—			9,034	—		9,034

	78,195	196,073	—			274,268	—		274,268
Cost of revenue and expenses:
Cost of product and parts revenue	61,733	146,944	—			208,677	—		208,677
Research and development	38,939	13,961	—			52,900	—		52,900
General and administrative	26,949	32,382	(8,400)	6	(c)	50,931	—		50,931
Sales and marketing	12,876	11,607	—			24,483	—		24,483
Foreign exchange (gain) loss	(12,000)	(229)	—			(12,229)	—		(12,229)
Depreciation and amortization	10,395	8,434	—			18,829	—		18,829
Bank charges, interest and other	257	295	—			552	—		552
Impairment	22,126	13,766	—			35,892	—		35,892

	161,275	227,160	(8,400)			380,035	—		380,035

Loss from operations	(83,080)	(31,087)	8,400			(105,767)	—		(105,767)
Income from investments accounted for by the equity method	13,412	—	—			13,412	—		13,412
Interest on long-term debt and amortization of discount	(4,358)	—	—			(4,358)	(4,047)	4(a), 6(d)	(8,405)
Interest and other income	219	403	—			622	—		622

Loss before income taxes	(73,807)	(30,684)	8,400			(96,091)	(4,047)		(100,138)
Income tax expense (recovery)	1,270	9,578	—			10,848	—		10,848

Net loss for the period	$(75,077)	$(40,262)	$8,400			$(106,939)	$(4,047)		$(110,986)

Net loss (income) attributable to non-controlling interest	—	24	—			24	—		24

Net loss attributable to Westport Fuel Systems	(75,077)	(40,238)	8,400			(106,915)	(4,047)		(110,962)
Other comprehensive (loss)	(18,935)	(13,455)	—			(32,390)	—		(32,390)

Comprehensive loss	$(94,012)	$(53,717)	$8,400			$(139,305)	$(4,047)		$(143,376)

Less: net comprehensive loss (income) attributable to the non-controlling interest	—	24	—			24	—		24

Comprehensive loss attributable to Westport Fuel Systems	(94,012)	(53,693)	8,400			(139,281)	(4,047)		(143,352)

Loss per share:

Basic and diluted	$(1.17)	$(2.16)	$—			$(1.04)	$—		$(1.08)

Weighted average common shares outstanding:

Basic and diluted	64,052,696	18,618,361	—			102,574,914	—		102,574,914

Westport Innovations Inc.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

All financial data in these Pro Forma Financial Information are presented in U.S. dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

Financial information in the Westport and Fuel Systems columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of Westport and Fuel Systems as at September 30, 2015. Financial information presented in the Westport and Fuel Systems columns in the Pro Forma Statement of Operations and Comprehensive Loss represents the historical consolidated statements of operations of Westport and Fuel Systems for the year ended December 31, 2014 and the nine months ended September 30, 2015.

The proposed merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification (“ASC”) No. 805—Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820—Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

2.	Preliminary Purchase Consideration

Pursuant to the terms of the merger agreement, each share of Fuel Systems common stock issued and outstanding immediately prior to consummation of the proposed merger will be converted into 2.129 validly issued, fully paid and non-assessable Westport common shares. The exchange ratio will be adjusted appropriately to fully reflect the effect of any reclassification, stock split, reverse stock split or combination, exchange or readjustment of shares, or any stock dividend or distribution with respect to the shares of either Westport common shares or Fuel Systems common stock with a record date prior to completion of the merger as well in the event of certain other dilutive issuances by Westport. Based on this exchange ratio, the accompanying Pro Forma Financial Information reflect the preliminary purchase price for the proposed merger using Westport’s share price as of January 15, 2016 as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of Fuel Systems common shares outstanding as of January 15, 2016	18,094,043	2	(iv)
Fuel Systems Restricted Stock Units (“RSUs”)	160,882	2	(i)
Fuel Systems Options	—	2	(ii)

Total number of Fuel Systems common shares and RSUs outstanding as of close	18,254,925
Exchange ratio pursuant to the merger agreement	2.129
Number of Westport common shares and RSUs to be issued to Fuel Systems shareholders	38,864,735
Add: Number of Westport shares outstanding and issued as of close	64,389,927	2	(iv)

Estimated number of common shares of the combined company	103,254,662

Westport USD stock price as at January 15, 2016	$1.32
Implied consideration per share paid to Fuel Systems shareholders	$2.81	2	(iii)

Total Preliminary Purchase Consideration	$51,301

(i)	A total of 344,340 restricted stock units will be assumed by Westport and are subject to, the same terms and conditions, including vesting terms, as were applicable immediately prior to the Merger. Of those 344,340 restricted stock units, 160,882 are attributed to pre-combination services and will convert at the exchange ratio of 2.129 pursuant to the merger agreement. The pre-combination restricted stock units are measured at fair value.

(ii)	Represents the estimated number of Fuel System options that are “in-the money” as at January 15, 2016. Fuel Systems stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the merger agreement, options that are out of the money immediately prior to the Merger shall automatically be canceled and forfeited for no consideration without any further action, and all rights with respect to such options shall terminate. As of January 15, 2016 all options are out of the money and are not expected to impact the pro-rata ownership of Westport and Fuel Systems upon consummation of the Merger.
(iii)	The preliminary purchase price assumes a per share market value of Westport common shares of $1.32, which was the last reported sale price of the Westport common shares on the NASDAQ on January 15, 2016. The preliminary purchase price is subject to change based on fluctuations in Westport’s stock price. A 10% difference in the market value of Westport’s common stock would change the preliminary estimated purchase price by approximately $5.1 million with a corresponding change to the resulting bargain purchase price.
(iv)	Fuel Systems common shares as of close are reconciled as follows:

Common shares outstanding as of September 30, 2015	18,093,562
Common shares issued between October 1, 2015 and close	481

Common shares outstanding as of close	18,094,043

Westport common shares of close are reconciled as follows:

Common shares outstanding as of September 30, 2015	64,197,763
Common shares issued between October 1, 2015 and close	192,164

Common shares outstanding as of close	64,389,927

3.	Preliminary Purchase Price Allocation

Assuming an acquisition date of September 30, 2015, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by Westport from Fuel Systems in connection with the proposed merger:

Initial Accounting for a Business Combination Is Incomplete and Amounts Recognized Have Been Determined Only Provisionally

The estimated fair values of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date to estimate the fair value of assets acquired and liabilities assumed. Westport believes that information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but Westport is waiting for additional information necessary to finalize those fair values. Therefore, the provisional measurements of fair value reflected are subject to change and such changes could be significant. Westport expects to finalize the valuation and complete the purchase price allocation as soon as practicable but no later than one year from the acquisition date.

Preliminary Purchase Price Allocation	September 30, 2015 Estimated Fair Values	Note Reference
Cash and cash equivalents	$54,043	(i)
Short-term investments	7,000	(i)
Accounts receivable	45,860	(i)
Related Party Receivable	2,228	(i)
Inventories	66,661	(ii)
Deferred income tax assets	5,125
Other Assets	19,502	(i)
Property, plant and equipment	38,048	(iii)
Intangible assets	3,079	(iv)

Total Assets acquired	241,546

Accounts payable and accrued liabilities	47,230	(i)
Related Party Payables	1,225	(i)
Assumed Liabilities	5,431	(vi)
Deferred revenue	14,360	(v)
Deferred income tax liabilities	779
Long-term debt	97
Warranty liability	5,307	(v)
Other long-term liabilities	5,803	(i)

Total Liabilities Assumed	80,232

Net Assets acquired	161,314

Bargain Purchase	110,013

Estimated Preliminary Purchase Price	$51,301

(i)	The book values of working capital accounts, such as cash and cash equivalents, accounts receivable, related party receivables, other assets, short-term investments, accounts payable, related party payables, accrued liabilities, deferred revenue, and other long-term liabilities, are assumed to be representative of their estimated fair values given the short time frame until settlement.
(ii)	A fair value estimate of $66.7 million has been allocated to inventories acquired. The fair value of inventories is estimated based on the retail value less the sum of costs of disposal and a reasonable profit allocation for the selling effort of a market participant. For purposes of these unaudited Pro Forma Financial Information, the preliminary fair value estimate is determined by Westport using its current information of Fuel Systems’. The current estimate of fair value could vary materially from the fair value recorded upon acquisition and once a full valuation and analysis is completed.
(iii)	A fair value estimate of $38.0 million has been allocated to property, plant and equipment. For purposes of these unaudited Pro Forma Financial Information, Westport has estimated the fair value based on its current knowledge of Fuel Systems’ property, plant and equipment. Accordingly, this estimate of fair value and the remaining useful lives of the property, plant and equipment could vary initially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed.

(iv)	A fair value estimate of $3.1 million has been allocated to intangible assets, primarily consisting of customer relationships, core technology and other intangibles. Westport has estimated the fair value and weighted-average useful lives based on its current knowledge of Fuel Systems. Accordingly, this estimate of fair value and the remaining useful lives of these intangibles could vary materially from the final fair value recorded upon acquisition and once a full valuation and analysis is completed,
(v)	Warranty liabilities of approximately $5.3 million and deferred revenue of $14.4 million on the historical financial information approximates the fair value of these financial obligations.
(vi)	The $5.4 million assumed liability is comprised of $1.1 million of compensation costs related to the change of control that will be triggered upon consummation of the merger, and $4.3 million of estimated transaction costs expected to be incurred by Fuel Systems subsequent to September 30, 2015 to complete the merger.

4.	Financing

(a)	On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group (“Cartesian”) to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash (the “Tranche 1 Financing”). In consideration for the funds provided to Westport, Cartesian is entitled to royalty payments in respect of the Tranche 1 Financing based on the greater of (i) a percentage of amounts received by Westport on select HPDI and joint venture products in excess of agreed thresholds through 2025 and (ii) stated fixed amounts per annum (referred to as the Long-term Royalty Payable). The carrying value is being accreted to the expected redemption value using the effective interest method.

Westport expects to receive another $17.5 million in long term debt (the “Tranche 2 Notes”) contingent upon the completion of the merger with Fuel Systems and other conditions as stipulated in the agreement. The Tranche 2 Notes bear interest at 9% and have a 5 year term. The Tranche 2 Notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31.

5.	Notes to Pro Forma Balance Sheet Adjustments

The following summarizes the adjustments included in the “Pro Forma Adjustments” column in the accompanying Pro Forma Balance Sheet as of September 30, 2015:

(a)	Represents the estimated fair value assigned to other assets and deferred income tax assets acquired.

(b)	Represents the estimated fair value assigned to inventory acquired. See footnote (ii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(c)	Represents the estimated fair value assigned to property, plant and equipment. See footnote (iii) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(d)	Represents the estimated fair value assigned to the intangible assets acquired. See footnote (iv) under the “—Preliminary Purchase Price Allocation” section above for further discussion.

(e)	Represents $3.7 million of estimated transaction costs expected to be incurred by Westport subsequent to September 30, 2015 to complete the merger and $5.4 million of the assumed liabilities as described under note 3(vi) of the “—Preliminary Purchase Price Allocation” section above.

(in thousands)
Accrual for Westport Merger related transaction fees	$3,700
Accrual for Fuel Systems Merger related transaction fees and assumed liabilities	5,431

Net pro forma adjustment to assumed liabilities	$9,131

(f)	Reflects adjustments to Westport and Fuel Systems combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$51,301
Elimination of Fuel Systems’ historical common stock	(20)

Net pro forma adjustment to common stock	$51,281

(g)	Reflects the elimination of Fuel Systems’ shares held in treasury of $20.7 million upon consummation of the Merger.

(h)	Reflects the elimination of Fuel Systems’ additional paid-in capital of $321.7 million upon consummation of the Merger.

(i)	Reflects adjustments to Westport and Fuel Systems’ combined accumulated deficit as follows:

(in thousands)
Elimination of Fuel Systems’ historical accumulated deficit	$94,389
Accumulated deficit adjustment related to Westport merger related transaction fees (see footnote 5(e))	(3,700)
Bargain Purchase (see footnote 3)	110,013

Net pro forma adjustment to common stock	$200,702

(j)	Reflects the elimination of Fuel Systems’ historical accumulated other comprehensive loss of $39.9 million upon consummation of the merger.

(k)	Reflects $17.5 million in Tranche 1 Financing and $17.5 million of Tranche 2 Notes contingent upon the completion of the merger and other conditions as stipulated in the agreement. See Note 4 for a further discussion.

6.	Notes to the Pro Forma Statements of Operations and Comprehensive Loss

Adjustments included in the Pro forma Adjustments column are described as follows:

(a)	In accordance with SEC Regulation S-X, the bargain purchase of $110.0 million recognized as a result of the preliminary purchase allocation (note 3) has not been recognized given that it is not expected to have a continuing impact on the future results of operations.

(b)	The tax rules for each separate jurisdiction may require a different treatment for bargain purchases than that required under U.S. GAAP. Tax rules often require the allocation of negative goodwill to certain assets through the use of the residual method, resulting in decreased tax bases. In the United States, for example, for tax purposes, the acquisition price is assigned to assets categorized in seven distinct asset classes, first to the assets in Class I and then successively through to Class VII. The consideration transferred is not allocated to a successive class until it has been allocated to the assets in the previous class based on their full fair values. This methodology can result in several classes of assets without tax bases and in temporary differences for a significant portion of all assets. The allocation of negative goodwill to reduce the tax bases of acquired net assets causes the book bases to exceed their respective tax bases, resulting in the recognition of deferred tax liabilities. The recognition of deferred tax liabilities then results in a reduction in the bargain purchase gain for financial reporting, and may result in the recognition of goodwill.

(c)	Represents the elimination of $8.4 million of Westport and Fuel System transaction costs incurred during the nine months ended September 30, 2015. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are not expected to have a continuing impact on the future results of operations.

(d)	Represents the estimated interest on long-term debt and amortization of discount on Tranche 1 Financing and Tranche 2 Notes. See Note 4(a) for a further discussion.

The payments owing to Cartesian in respect of the Tranche 1 Financing are accounted for using the effective interest method with a notional interest rate being calculated based on the minimum fixed payments owing to Cartesian. The minimum fixed payments result in an effective interest rate of approximately 18% using this method. The effective interest rate actually required to be utilized could be higher if future joint venture earnings and/or future product sales are higher than the minimum fixed payments stipulated in the agreement.

The interest on the Tranche 2 Notes is calculated based on a 9% coupon rate as stipulated in the agreement.

7.	Earnings per Share (“EPS”)

The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the nine months ended September 30, 2015 and the pro forma combined net loss for the year ended December 31, 2014. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of Westport that would be outstanding as of the closing of the proposed merger. The pro forma amount of Westport shares is calculated by multiplying each Fuel Systems share by the exchange ratio of 2.129.

The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 102,912,145 (excluding restricted stock units related to the pre-combination period). See the “—Preliminary Purchase Consideration” section above for additional information.

Following the consummation of the merger, Westport shareholders are expected to hold 62.4% of the shares of the combined company and Fuel systems is expected to hold 37.6% of the shares of the combined company.

	September 30, 2015		December 31, 2014
	No. of shares used to compute net loss per share	Net loss per common share	No. of shares used to compute net loss per share	Net loss per common share
	(in thousands)		(in thousands)
Westport Historical	64,053	$(1.17)	63,130	$(2.37)
Fuel Systems Historical	18,618	(2.16)	20,075	(2.66)

Westport Historical	64,053		63,130
Add: Westport shares issued to acquire Fuel Systems(1)	38,521		38,521

Pro Forma Combined Westport/Fuel Systems	102,575	$(1.04)	101,652	$(2.00)

Pro Forma Combined Westport/Fuel Systems and financing(2)	102,575	(1.08)	101,652	(2.04)

(1)	Excludes restricted stock units which are not converted at the acquisition date.
(2)	The Tranche 2 notes are convertible into common shares by dividing the principal and interest outstanding by a valuation price of $2.31. The notes are anti-dilutive and as a result have not been included to calculate net loss per common share.

8.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Condensed Consolidated Balance Sheets

As at September 30, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Assets
Current assets:
Cash and cash equivalents	$54,043	$—		$54,043
Short-term investments	7,000	—		7,000
Accounts receivable	45,860	—		45,860
Inventories	66,661	—		66,661
Current portion of deferred income tax assets	1,788	—		1,788
Related party receivable	2,228	—		2,228
Other Assets	18,106	—		18,106

	195,686	—		195,686
Other assets	1,396	—		1,396
Property, plant and equipment	38,048	—		38,048
Intangible assets	3,079	—		3,079
Deferred income tax assets	3,337	—		3,337
Goodwill	—	—		—

	$241,546	$—		$241,546

8.	Amended Fuel Systems historical balance sheet to conform to Westport’s presentation

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical balance sheet.

	Fuel Systems (as reported)	Adjustments	Note	Fuel Systems (as amended)
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,956	$21,274	7(i)	$47,230
Accrued expenses	35,777	(35,777)	7(i)	—
Income taxes payable	956	(956)	7(i)	—
Current portion of deferred revenue	—	12,164	7(i)	12,164
Current portion of deferred income tax liabilities	44	—		44
Current portion of long-term debt	97	—		97
Related party payables	1,225	—		1,225
Current portion of warranty liability	—	3,295	7(i)	3,295

	64,055	—		64,055
Warranty liability	—	2,012	7(ii)	2,012
Long-term debt	—	—		—
Deferred revenue	—	2,196	7(ii)	2,196
Deferred income tax liabilities	735	—		735
Other long-term liabilities	10,011	(4,208)	7(ii)	5,803

	74,801	—		74,801
Shareholders’ equity:
Share capital:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
Common shares	20	—		20
Shares held in treasury	(20,742)	—		(20,742)
Other equity instruments		—		—
Additional paid in capital	321,714	—		321,714
Accumulated deficit	(94,389)	—		(94,389)
Accumulated other comprehensive income	(39,858)	—		(39,858)

	166,745	—		166,745
Non-controlling interest	—	—		—

Total Equity	166,745	—		166,745

Total Liabilities and Equity	$241,546	$—		$241,546

(i)	Accrued Expenses includes $3.3 million of accrued warranty, $20.3 million of accounts payable and accrued liabilities, and $12.2 million of deferred revenue, and have been reclassified to conform with Westport’s presentation. $1.0 million of income tax payable has been reclassified to accounts payable and accrued liabilities.
(ii)	Other liabilities include $2.0 million of accrued warranty, and $2.2 million of deferred revenue, and have been reclassified to conform with Westport’s presentation.

9.	Amended Fuel Systems financial information to conform to Westport’s presentation

Fuel Systems Solutions, Inc.

Unaudited Statement of Operations and Comprehensive Loss

For the Year Ended December 31, 2014

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$339,128	$(2,620)	8(i)	$336,508
Service and other revenue	—	2,620	8(i)	2,620

	339,128	—		339,128
Cost of revenue and expenses:
Cost of product and parts revenue	264,471	(7,263)	8(ii)	257,208
Research and development	26,194	(3,143)	8(iii)	23,051
General and administrative	—	37,718	8(iv)	37,718
Sales and marketing	—	18,020	8(iv)	18,020
Selling, general and administrative expense	58,341	(58,341)	8(iv)	—
Foreign exchange (gain) loss	—	(1,061)	8(vii)	(1,061)
Depreciation and amortization	—	13,009	8(ii), (iii), (iv) and (v)	13,009
Bank charges, interest and other	—	829	8(viii)	829
Intangible impairment	—	1,725	8(x)	1,725
Goodwill impairment	—	39,938	8(x)	39,938
Property, plant and equipment impairment	—	2,678	8(x)	2,678
Impairments	44,341	(44,341)	8(x)	—

	393,347	(232)		393,115

Loss from operations	(54,219)	232		(53,987)

Interest income	980	(980)	8(ix)	—
Interest expense	(829)	829	8(viii)	—
Other income (expenses), net	1,266	(1,266)	8(vi)	—
Interest and other income	—	1,185	8(vi), (vii), (ix)	1,185

Loss before income taxes	(52,802)	—		(52,802)
Income tax expense (recovery) (note 20):
Current	610	2,788		3,398
Deferred		(2,788)		(2,788)

	610	—		610

Net loss for the period	(53,412)	—		(53,412)

Net loss (income) attributable to non-controlling interest	(4)	—		(4)

Net loss attributable to Fuel Systems Solutions, Inc.	(53,416)	—		(53,416)

Other comprehensive loss, net of tax except for foreign currency items	(25,983)	—		(25,983)

Comprehensive loss	(79,395)	—		(79,395)

Less: net comprehensive loss attributable to the non-controlling interest	15	—		15

Comprehensive loss attributable to Fuel Systems Solutions, Inc.	$(79,380)	$—		$(79,380)

(i)	Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $2.6 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.
(ii)	Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $7.3 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.
(iii)	Fuel Systems includes depreciation and amortization within research and development expenses. $3.1 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.
(iv)	Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $39.7 million has been reclassified to general and administrative expenses and $18.6 million to sales and marketing. General and administrative expenses includes $2.0 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.6 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations.
(v)	Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$7,263
Depreciation and amortization reclassification from research and development	3,143
Depreciation and amortization reclassification from sales marketing	621
Depreciation and amortization reclassification from general and administrative	1,982

$13,009

(vi)	Fuel Systems recognized $1.3 million of other income (expenses), net. To conform with Westport’s historical statement of operations $0.2 million of other income (expenses), net has been reclassified to interest and other income and $1.1 million to foreign exchange (gain) loss.
(vii)	Fuel Systems recognized $1.1 million of net gains on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $1.1 million of net gains on foreign exchange has been reclassified to foreign exchange (gain) loss.
(viii)	Fuel Systems recognized $0.8 million of interest expense. To conform with Westport’s historical statement of operations $0.8 million of interest expense has been reclassified to bank charges, interest and other.
(ix)	Fuel Systems recognized $1.0 million of interest income. To conform with Westport’s historical statement of operations $1.0 million of interest income has been reclassified to interest and other income.
(x)	Fuel Systems recognized $44.3 million of impairments. To conform with Westport’s historical statement of operations $1.7 million of intangible impairment, $39.9 million of goodwill impairment, and $2.7 million of property, plant and equipment impairment have been reclassified.

10.	Amended Fuel Systems financial information to conform to Westport’s presentation

Fuel Systems

Unaudited Statement of Operations and Comprehensive Loss

For the nine months ended September 30, 2015

(in thousands, except share data)

Reclassification adjustments represent adjustments to conform the presentation of Fuel Systems’ historical statements of operations to Westport’s historical statements of operations.

	Fuel Systems	Reclassification Adjustments	Note Reference	Fuel Systems (as amended)
Product revenue	$196,073	$(3,694)	9(i)	$192,379
Service and other revenue	—	3,694	9(i)	3,694

	196,073	—		196,073
Cost of revenue and expenses:
Cost of product and parts revenue	151,461	(4,517)	9(ii)	146,944
Research and development	16,068	(2,107)	9(iii)	13,961
General and administrative	—	32,382	9(iv)	32,382
Sales and marketing	—	11,607	9(iv)	11,607
Selling, general and administrative expense	45,799	(45,799)	9(iv)	—
Foreign exchange (gain) loss	—	(229)	9(vii)	(229)
Depreciation and amortization	—	8,434	9(ii),(iii),(iv),(v)	8,434
Bank charges, interest and other	—	295	9(viii)	295
Impairments	13,766	—		13,766

	227,094	66		227,160

Loss from operations	(31,021)	(66)		(31,087)
Interest income (expense), net	14	(14)	9(viii)	—
Other income (expenses), net	323	(323)	9(vi)	—
Interest and other income	—	403	9(vii),(viii),(vi)	403

Loss before income taxes	(30,684)	—		(30,684)
Income tax expense (recovery)	9,578	—		9,578

Net loss for the period	(40,262)	—		(40,262)

Net loss (income) attributable to non-controlling interest	24	—		24

Net loss attributable to Fuel Systems Solutions, Inc	(40,238)	—		(40,238)

Other comprehensive loss, net of tax except for foreign currency items	(13,455)	—		(13,455)

Comprehensive loss	(53,717)	—		(53,717)

Less: net comprehensive loss attributable to the non-controlling interest	24	—		24

Comprehensive loss attributable to Fuel Systems Solutions, Inc	$(53,693)	$—		$(53,693)

(i)	Fuel Systems does not disaggregate its revenue into product revenue and service and other revenue. Within Fuel Systems’ revenue is $3.7 million of service and other revenue which has been reclassified to conform with Westport’s historical statement of operations.

(ii)	Fuel Systems includes depreciation and amortization within cost of product and parts revenue. $4.5 million of depreciation and amortization has been reclassified from cost of product and parts revenue to conform with Westport’s historical statement of operations.
(iii)	Fuel Systems includes depreciation and amortization within research and development expenses. $2.1 million of depreciation and amortization has been reclassified from research and development to conform with Westport’s historical statement of operations.
(iv)	Fuel Systems records all general and administrative and sales and marketing expenses in selling, general and administrative expenses. To conform with Westport’s historical statement of operations $33.8 million has been reclassified to general and administrative expenses and $12.0 million to sales and marketing. General and administrative expenses includes $1.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations. Sales and marketing includes $0.4 million of depreciation and amortization which has been reclassified to conform with Westport’s historical statement of operations
(v)	Fuel Systems uses function based presentation whereas depreciation and amortization are consolidated into each associated financial information line item. As Westport used nature presentation, Westport has reclassified Fuel Systems depreciation and amortization from these associated financial information line items to one consolidated line (“Depreciation and Amortization”) to conform with Westport’s historical statement of operations. Depreciation and amortization is made up of the following:

(in thousands)
Depreciation and amortization reclassification from cost of product and parts revenue	$4,517
Depreciation and amortization reclassification from research and development	2,107
Depreciation and amortization reclassification from sales marketing	364
Depreciation and amortization reclassification from general and administrative	1,446

$8,434

(vi)	Fuel Systems recognized $0.3 million of other income (expenses), net. To conform with Westport’s historical statement of operations $0.3 million of other income (expenses), net has been reclassified to interest and other income.
(vii)	Fuel Systems recognized $0.2 million of net gains on foreign exchange in other income (expenses), net. To conform with Westport’s presentation $0.2 million of net gains on foreign exchange has been reclassified to foreign exchange (gain) loss.
(viii)	Fuel Systems recognized $0.3 million of bank charges, interest, other within interest income (expense), net. To conform with Westport’s historical statement of operations $0.3 million of interest income (expense), net has been reclassified to bank charges, interest and other. Fuel Systems recognized $0.3 million of interest income within interest income (expense). To conform with Westport’s historical statement of operations $0.3 million of interest income (expense) has been reclassified to interest and other income.

APPENDIX D

PRO FORMA INFORMATION CONCERNING WESTPORT INNOVATIONS INC.

AFTER GIVING EFFECT TO THE MERGER

General

The Merger will result in the acquisition of all of the Fuel Systems Stock by Westport. As at the date of this Circular, Westport estimates that approximately 38,522,219 Westport Shares will be issued, or made issuable, to Fuel Systems Stockholders, however, in no event will more than 39,450,000 Westport Shares be issued, or made issuable, in connection with the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger). In addition, Westport estimates that approximately 733,100 Westport Shares will be issuable in connection with the assumption of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock, however, in no event will more than 750,000 Westport Shares be issuable in connection with the assumption of such awards. Upon the completion of the Merger, Fuel Systems will become an indirect wholly-owned subsidiary of Westport.

The following sets forth certain information relating to Westport and Fuel Systems, together with pro forma information of Westport after giving effect to the Merger. Additional information concerning Fuel Systems is set forth elsewhere in this Circular. See “Appendix E – Information Concerning Fuel Systems Solutions, Inc.”.

Officers and Directors of Westport

Officers

Upon completion of the Merger, the current executive officers of Westport are expected to continue serving as executive officers of the combined company.

Directors

Upon completion of the Merger, the board of directors of the combined company will consist of ten directors, including current Westport directors Warren J. Baker, Joseph P. Caron, David R. Demers, Brenda J. Eprile, Peter Yu, Dezsö J. Horvath, Gottfried (Guff) Muench, current Fuel Systems directors Mariano Costamagna, Troy A. Clarke and Colin Johnston.

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003. On January 1, 2005, he became Fuel Systems’ Chief Executive Officer. He is also the Chairman of the Board of M.T.M. S.r.L., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark, and Mr. Costamagna has served as MTM’s principal executive officer since it was incorporated. Mr. Costamagna became a director of Fuel Systems in connection with Fuel Systems’ acquisition of the initial 50% of the equity interest of BRC and later became Fuel Systems’ Chief Executive Officer in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna is the brother of Pier Antonio Costamagna, who was formerly an executive officer of Fuel Systems and the General Manager of MTM and retired effective February 5, 2014. Mr. Costamagna’s over 30 years of experience in the alternative fuels industry and entrepreneurial skills were important factors contributing to his designation as a director of Fuel Systems.

Troy A. Clarke, 60, has served as director of Fuel Systems since December 2011 and currently serves as a member of its Compensation Committee and as a member of its Nominating and Corporate Governance Committee. Mr. Clarke has 40 years of automotive industry experience and currently serves as President and Chief Executive Officer and as a director of Navistar International Corporation, a New York Stock Exchange listed company. Prior to joining Navistar in 2010, Mr. Clarke held a variety of leadership positions at General Motors Company (GM) where he began his career in 1973, including: Group VP – President GM North America from 2006 to 2009; Group VP – President GM Asian Pacific from 2004 to 2006; Group VP – Manufacturing and Labor Relations from 2001 to

D – 1

2004; Corporate VP – President GM Mexico from 1998 to 2001. Mr. Clarke holds a bachelor’s degree in mechanical engineering from the General Motors Institute and a master’s degree in business administration from the University of Michigan. Mr. Clarke’s wide range of experience in international automotive OEM and marketing were important factors contributing to his designation as a director of Fuel Systems.

Colin S. Johnston, 61, has served as director of Fuel Systems since May 2014 and currently serves as Chairman of its Compensation Committee and a member of its Audit Committee. Currently he is also serving as chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as an audit partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of U.S. groups. Mr. Johnston is a graduate of Oxford University, a UK Chartered Accountant and registered statutory auditor in Italy. Mr. Johnston’s extensive accounting and auditing experience and knowledge of the automotive industry were important factors contributing to his designation as a director of Fuel Systems.

Selected Unaudited Pro Forma Financial Information

The unaudited pro forma condensed combined financial information of Westport for the nine months ended September 30, 2015 and the year ended December 31, 2014 included in this Circular have been prepared by Westport using the acquisition method of accounting for business combinations under U.S. GAAP. The following selected unaudited pro forma condensed combined statements of operations data for the nine months ended September 30, 2015 and year ended December 31, 2014 have been prepared to give effect to the Merger as if the Merger had been completed on January 1, 2014. The unaudited pro forma condensed combined balance sheet data at September 30, 2015 has been prepared to give effect to the Merger as if the Merger was completed on September 30, 2015.

The unaudited pro forma condensed combined financial information assume that, at the Effective Time, each outstanding share of Fuel Systems Stock will be converted into the right to receive 2.129 Westport Shares. Pro forma book value per share is calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities of Westport as at September 30, 2015 by the total number of Westport Shares outstanding at such date (including issuance of Westport Shares to Fuel Systems Stockholders as of such date).

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. The assumptions underlying the selected unaudited pro forma condensed combined financial data are described in the notes to the unaudited pro forma condensed combined financial information of Westport as at September 30, 2015, for the nine months ended September 30, 2015 and for the year ended December 31, 2014 and should be read in conjunction with the selected unaudited pro forma condensed combined financial data presented below.

D – 2

The following information should also be read in conjunction with (i) the unaudited condensed consolidated financial information of Westport as at September 30, 2015 and for the nine months ended September 30, 2015, including the notes thereto, and the audited consolidated financial information of Westport as at December 31, 2014 and for the year ended December 31, 2014, including the notes thereto, which are available under Westport’s profile on SEDAR at www.sedar.com, and (ii) the unaudited consolidated financial information of Fuel Systems, including the notes thereto, contained in Fuel Systems’ Quarterly Report on Form 10¬Q for the quarter ended September 30, 2015 and the audited consolidated financial information of Fuel Systems, including the notes thereto, contained in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2014. See “Appendix C – Pro Forma Financial Information” and “Appendix E – Information Concerning Fuel Systems Solutions, Inc.” All dollar amounts set forth in this section are presented in U.S. dollars.

	Nine Months Ended September 30, 2015	Year Ended December 31, 2014
	(in thousands, except per share amounts)
Pro Forma Statement of Operations Data combined Westport/Fuel Systems
Net loss for the period	$(106,939)	$(203,030)
Loss per share, basic	$(1.04)	$(2.00)
Loss per share, diluted	$(1.04)	$(2.00)

Pro Forma Statement of Operations Data combined Westport/Fuel Systems and financing
Net loss for the period	$(110,986)	$(207,831)
Loss per share, basic	$(1.08)	$(2.04)
Loss per share, diluted	$(1.08)	$(2.04)

At September 30, 2015
(in thousands)
Pro Forma Balance Sheet Data combined Westport/Fuel Systems
Cash and cash equivalents	$95,409
Total Assets	466,301
Total Liabilities	223,049
Stockholder’s Equity	243,252
Pro Forma Balance Sheet Data combined Westport/Fuel Systems and financing
Cash and cash equivalents	$130,409
Total Assets	501,301
Total Liabilities	258,049
Stockholder’s Equity	243,252

Comparative Per Share Data

The following table shows per share data regarding earnings (losses) from continuing operations, book value per share and cash dividends for Westport and Fuel Systems on a historical and pro forma combined basis. The pro forma earnings (losses) from continuing operations information was computed as if the Merger had been completed on January 1, 2014. The pro forma book value per share information was computed as if the Merger had been completed on September 30, 2015.

Westport and Fuel Systems present basic loss per share for their common shares, calculated by dividing the loss attributable to their common shareholders by the weighted average number of common shares outstanding during

D – 3

the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive. Historical book values for Westport and Fuel Systems are calculated by dividing total assets (including both tangible and intangible assets) minus total liabilities as at the dates indicated below by the total number of common shares outstanding as of such dates.

The following comparative per share data is derived from the historical consolidated financial statements of each of Westport and Fuel Systems. The information below should be read in conjunction with “Appendix C – Pro Forma Financial Information” and “Appendix E – Information Concerning Fuel Systems Solutions, Inc.” All dollar amounts set forth in this section are presented in U.S. dollars.

	As of and for the Year Ended December 31, 2014		As of and for the Nine Months Ended September 30, 2015

Westport Innovations Inc.
Earnings (Loss) Per Share, Basic		$(2.37)	$(1.17)
Earnings (Loss) Per Share, Diluted		$(2.37)	$(1.17)
Book value per share		$2.66	$1.34
Cash dividends		$—	$—

Fuel Systems Solutions, Inc.
Earnings (Loss) Per Share, Basic		$(2.66)	$(2.16)
Earnings (Loss) Per Share, Diluted		$(2.66)	$(2.16)
Book value per share		$11.98	$9.22
Cash dividends		—	—

Pro Forma Combined Westport/Fuel Systems (Unaudited)
Earnings (Loss) Per Share, Basic		$(2.00)	$(1.04)
Earnings (Loss) Per Share, Diluted		$(2.00)	$(1.04)
Book value per share	$	NA (1)	$2.36
Pro Forma Combined Westport/Fuel Systems and financing (Unaudited)
Earnings (Loss) Per Share, Basic		$(2.04)	$(1.08)
Earnings (Loss) Per Share, Diluted		$(2.04)	$(1.08)
Book value per share	$	NA (1)	$2.36

Note:

(1)	The book value per common share had not been presented for the year ended December 31, 2014 given that Article 11 of SEC Regulation S-X requires that the pro forma balance sheet be presented as at the latest balance sheet (i.e., September 30, 2015), which is the assumed date of the Merger.

Principal Holders of Westport Shares Following the Merger

If the Merger is completed, to the knowledge of the directors and executive officers of Westport, no person or company will beneficially own or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Westport, other than Mr. Kevin Douglas, through and on behalf of the Douglas Parties, who as at February 12, 2016, beneficially owns, controls or directs, directly or indirectly, approximately 10,151,461 Westport Shares, representing, approximately 15.8% of the issued and outstanding Westport Shares. It is expected that following completion of the Merger that Mr. Kevin Douglas, through and on behalf of the Douglas Parties, after exchange of the 2,671,684 shares of Fuel Systems Stock such parties currently own for Westport Shares, will beneficially own, control or direct, directly or indirectly, approximately 15,839,476 Westport Shares, representing, approximately 15.4% of the issued and outstanding Westport Shares following the Merger (assuming 38,522,219 Westport Shares are issued, or made issuable, in

D – 4

connection with the closing of the Merger) (approximately 15.3% of the issued and outstanding Westport Shares following the Merger, assuming 39,450,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 750,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger)).

Risk Factors

Westport Shareholders voting in favour of the Merger Resolution will be choosing to combine the businesses of Westport and Fuel Systems. Westport Shareholders should carefully consider the following risk factors in evaluating whether to approve the Merger Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including in “Appendix E – Information Concerning Fuel Systems Solutions, Inc.” and in the Westport AIF and Westport MD&A.

Risks Relating to the Merger

The issuance of Westport Shares in connection with the Merger could decrease the market price of Westport Shares.

In connection with the Merger and as part of the Merger Consideration, Westport will issue Westport Shares to Fuel Systems Stockholders. The issuance of Westport Shares in the Merger may result in fluctuations in the market price of Westport Shares, including a share price decrease.

Purported class action lawsuits have been filed against the individual members of the Fuel Systems Board and against Fuel Systems, Westport and Merger Sub, and additional lawsuits may be filed, challenging the Merger and seeking injunctive relief. An adverse judgment in any pending case or additional lawsuits could prevent the Merger from occurring or could have a material adverse effect on Fuel Systems or Westport following the Merger.

Between September 11, 2015 and October 2, 2015, four putative stockholder class actions were filed in the Court of Chancery of the State of Delaware. On October 13, 2015, the Court of Chancery entered an order consolidating the actions as In re Fuel Systems Solutions, Inc. Stockholder Litig., Consol. C.A. No. 11495-CB (the “Stockholder Action”) and appointing lead plaintiffs’ counsel. On December 4, 2015, plaintiffs in the Stockholder Action filed a Verified Consolidated Amended Complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the individual members of the Fuel Systems board of directors breached their fiduciary duties by approving the proposed Merger between Fuel Systems and Westport because, among other things, the Merger Consideration is allegedly inadequate and the Merger Agreement allegedly contains unreasonable deal protection provisions. The Amended Complaint also alleges that Westport and Merger Sub aided and abetted such breaches of fiduciary duty. The Amended Complaint further alleges that the Registration Statement on Form F-4 filed with the SEC on October 20, 2015 contained materially misleading and incomplete information. The Amended Complaint seeks, among other things, declaratory and injunctive relief prohibiting the defendants from consummating the proposed Merger and awarding compensatory damages against the defendants. The defendants believe that the claims asserted against them are without merit and intend to defend the Stockholder Action vigorously.

Additional lawsuits may be filed against the board of directors of Fuel Systems, Fuel Systems, Westport and/or Merger Sub in connection with the Merger, and they may seek to enjoin the proposed Merger or to obtain monetary relief from any or all of the defendants. An unfavorable resolution of any such litigation could delay or prevent the consummation of the Merger. The cost of defending the litigation, even if resolved favorably, could be substantial, and the litigation could substantially divert the attention and resources of Fuel Systems’ and Westport’s management. There can also be no assurance that the board of directors of Fuel Systems, Fuel Systems, Westport, and/or Merger Sub, as applicable, will prevail in defense of any such lawsuits to which they are a party, even in an event where such company believes that the claims made in such lawsuits are without merit and vigorously defends against such claims.

D – 5

One of the conditions to the completion of the Merger is that no law, order, judgment or injunction shall have been enacted or adopted that prohibits consummation of the Merger. A preliminary injunction could delay or jeopardize the completion of the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger. An adverse judgment for rescission or for monetary damages could have a material adverse effect on Fuel Systems and Westport following the Merger.

The Merger and related transactions are subject to approval by Fuel Systems Stockholders and the issuance of the Merger Consideration is subject to approval by Westport Shareholders.

In order for the Merger to be completed, Fuel Systems Stockholders must adopt the Merger Agreement, which requires the approval of the holders of a majority of the outstanding shares of Fuel Systems Stock entitled to vote on the Merger Proposal as of the record date for the Fuel Systems special meeting and Westport Shareholders must approve, among other things, the issuance of the Merger Consideration and the assumption by Westport of the Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock, which requires the approval of the majority of the total votes cast to approve the Merger Consideration.

The Merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all.

The Merger is subject to certain other conditions beyond Westport’s and Fuel Systems’ control that may prevent, delay or otherwise materially adversely affect its completion, including the approval of the Merger Proposal by Fuel Systems Stockholders and the approval of the Merger Consideration by Westport’s Shareholders. Neither Westport nor Fuel Systems can predict whether and when these other conditions will be satisfied. Any delay in completing the Merger could cause the combined company not to realize some or all of the synergies expected to be achieved if the Merger is successfully completed within its expected time frame. See “Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger”.

Failure to complete the Merger could negatively affect Westport’s share price, its future business and financial results.

If the Merger is not completed, Westport’s ongoing businesses may be adversely affected and Westport will be subject to several risks and consequences, including the following:

•	under the Merger Agreement, Westport may be required, under certain circumstances, to pay Fuel Systems a termination fee of $5.5 million;

•	Westport will be required to pay the costs and expenses it incurred related to the Merger, whether or not the Merger is completed, such as the fees and expenses of its legal, accounting and financial advisors, including in connection with certain due diligence investigations related thereto. In addition, the fees and expenses related to the printing and filing of this Circular;

•	Westport would not realize the expected benefits of the Merger;

•	under the Merger Agreement, Westport is subject to certain restrictions on the conduct of its business prior to completing the Merger, which may adversely affect its ability to execute certain of its business strategies;

•	matters relating to the Merger may require substantial commitments of time and resources by Westport management, which could otherwise have been devoted to other opportunities that may have been beneficial to Westport as an independent company; and

•	Westport may lose key employees during the period in which Fuel Systems and Westport are pursuing the Merger, which may adversely affect Westport in the future if it is not able to hire and retain qualified personnel to replace departing employees.

D – 6

Completion of the Merger may trigger change in control or other provisions in certain agreements to which Fuel Systems is a party.

The completion of the Merger may trigger change in control or other provisions in certain agreements to which Fuel Systems is a party. If Westport and Fuel Systems are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if Westport and Fuel Systems are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Fuel Systems or the combined company.

Risks Relating to Tax Matters

The IRS may not agree that Westport should be treated as a foreign corporation for U.S. federal income tax purposes following the Merger.

A corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation for U.S. federal income tax purposes. Because Westport is a Canadian entity, it would generally be classified as a foreign corporation (and, therefore, not a U.S. tax resident) under these rules. Even so, the IRS may assert that Westport should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to Section 7874 of the Code.

Under Section 7874 of the Code, if the former stockholders of Fuel Systems hold 80% or more of the vote or value of the shares of Westport by reason of holding Fuel Systems Stock (the percentage (by vote and value) of Westport Shares considered to be held (for purposes of Section 7874 of the Code) by former Fuel Systems Stockholders immediately after the Merger by reason of holding Fuel Systems Stock is referred to in this disclosure as the “Section 7874 Percentage”), and Westport’s expanded affiliated group after the Merger does not have substantial business activities in Canada relative to its worldwide business activities, Westport would be treated as a U.S. corporation for U.S. federal income tax purposes. If the Section 7874 Percentage were determined to be at least 60% (but less than 80%), Section 7874 of the Code would cause Westport to be treated as a “surrogate foreign corporation” if Westport does not have substantial business activities in Canada relative to its worldwide business activities.

Under current law, Westport should not be treated as a U.S. corporation for U.S. federal income tax purposes. However, determining the Section 7874 Percentage is complex and is subject to factual and legal uncertainties, including that such determination takes into account several factors other than the estimated ratio of ownership of Westport by former Fuel Systems Stockholders following the Merger, which ratio is expected to be approximately 37.6%. For example, the IRS recently announced that it intends to issue U.S. Treasury Regulations that would disregard, for purposes of determining the Section 7874 Percentage, certain distributions made by Fuel Systems during the 36 months preceding the closing of the Merger. Such U.S. Treasury Regulations have not yet been issued and their scope and precise effect are unclear, but they would likely have the effect of increasing the Section 7874 Percentage. Even taking into account these uncertainties, we currently expect the Section 7874 Percentage will be significantly less than 60% (in which case, Westport should not be treated as a U.S. corporation and the limitations described in the paragraph below should not apply to Fuel Systems). There can be no assurance, however, that the IRS will agree with the position that the Section 7874 Percentage is less than 60%.

If the Section 7874 Percentage were determined to be at least 60% (but less than 80%), several limitations could apply to Fuel Systems. For example, Fuel Systems would be prohibited from using its net operating losses, foreign tax credits or other tax attributes to offset the income or gain recognized by reason of the transfer of property to a foreign related person during the 10-year period following the Merger or any income received or accrued during such period by reason of a license of any property by Fuel Systems to a foreign related person. In addition, the IRS has announced that it will promulgate new rules, which, in that situation, may limit the ability to restructure the non-U.S. members of the Fuel Systems tax group or access cash earned in its non-U.S. subsidiaries. Moreover, in such case, Section 4985 of the Code and rules related thereto would impose an excise tax on the value of certain Fuel Systems Stock compensation held directly or indirectly by certain “disqualified individuals” (including officers and directors of Fuel Systems) at a rate equal to 15%, but only if gain is otherwise recognized by Fuel Systems Stockholders as a result of the Merger.

D – 7

Changes in law could affect Westport’s status as a foreign corporation for U.S. federal income tax purposes or limit the U.S. tax benefits from Westport engaging in certain transactions.

Westport believes that, under current law, it should be treated as a foreign corporation for U.S. federal income tax purposes. Nevertheless, changes to Section 7874 of the Code or the U.S. Treasury Regulations promulgated thereunder could adversely affect Westport’s status as a foreign corporation for U.S. federal tax purposes, and any such changes could have prospective or retroactive application. If Westport were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to materially greater U.S. tax liability than currently contemplated as a non-U.S. corporation. Specifically, if Westport were to be treated as a U.S. corporation for U.S. federal income tax purposes, Westport would be subject to U.S. corporate income tax on its worldwide income, and the income of its foreign subsidiaries would be subject to U.S. tax when repatriated or when deemed recognized under the U.S. federal income tax rules for controlled foreign subsidiaries. Moreover, in such a case, a non-U.S. Holder of Westport Shares would be subject to U.S. withholding tax on the gross amount of any dividends paid by Westport to such shareholder.

Recent legislative proposals have aimed to expand the scope of U.S. corporate tax residence, including by potentially causing Westport to be treated as a U.S. corporation if the management and control of Westport and its affiliates were determined to be located primarily in the United States, or by reducing the Section 7874 Percentage at or above which Westport would be treated as a U.S. corporation. In addition, other recent legislative proposals would cause Westport and its affiliates to be subject to certain intercompany financing limitations, including with respect to their ability to use certain interest expense deductions, if the Section 7874 Percentage were to be at least 60%. Thus, the rules under Section 7874 and other relevant provisions could change on a prospective or retroactive basis in a manner that could adversely affect Westport and its affiliates.

Future changes in U.S. and non-U.S. tax laws could adversely affect Westport.

The U.S. Congress, the Organization for Economic Co-operation and Development and government agencies in jurisdictions where Westport and its affiliates do business have had an extended focus on issues related to the taxation of multinational corporations. In particular, specific attention has been paid to “base erosion and profit shifting,” where payments are made between affiliates from a jurisdiction with high tax rates to a jurisdiction with lower tax rates. As a result, the tax laws in the U.S. and other countries in which Westport and its affiliates do business could change on a prospective or retroactive basis, and any such change could adversely affect Westport.

If Westport is, or becomes, a “passive foreign investment company,” adverse U.S. federal income tax consequences may result for U.S. shareholders of Westport.

U.S. Holders of Westport Shares should be aware that Westport believes it was not classified as a PFIC for its tax year ended December 31, 2014, and based on current business plans and financial expectations, Westport expects that it will not be a PFIC for the current tax year. Westport has not made any determination as to its PFIC status for future tax years. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Consequently, there can be no assurance that Westport will not become a PFIC for any tax year during which U.S. Holders own Westport Shares.

If Westport is a PFIC for any year during a U.S. Holder’s holding period, then such U.S. Holder will generally be required to treat any gain realized upon a disposition of Westport Shares, or any “excess distribution” received on its Westport Shares, as ordinary income, and to pay an additional tax based on an interest charge generally applicable to under-payments of tax attributable to each such year, unless the U.S. Holder makes a timely and effective QEF Election or a “mark-to-market” election with respect to its Westport Shares. A U.S. Holder who makes a QEF Election generally must report on a current basis its share of Westport’s net capital gain and ordinary earnings for any year in which Westport is a PFIC, whether or not Westport distributes any amounts to its shareholders. However, U.S. Holders should be aware that there can be no assurance that Westport will satisfy the record keeping requirements that apply to a qualified electing fund, or that Westport will supply U.S. Holders with information that such U.S. Holders require to report under the QEF Election rules, in the event that Westport is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Westport Shares. A U.S. Holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Westport Shares over such holder’s tax basis therein.

D – 8

Each U.S. Holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the Merger and the acquisition, ownership, and disposition of Westport Shares.

The Merger is expected to result in an ownership change for Fuel Systems, and may result in an ownership change for Westport, under Section 382 of the Code, potentially limiting the use of Westport’s and Fuel Systems’ net operating loss carryforwards and certain other tax attributes in future years. In addition, each of Westport’s and Fuel Systems’ ability to use its net operating loss carryforwards may be further limited if taxable income does not reach sufficient levels.

As of September 30, 2015, Fuel Systems had approximately $108.3 million of NOL carryforwards available to reduce U.S. federal taxable income in future years. As of September 30, 2015, Westport had approximately $75.0 million of NOL carryforwards available to reduce U.S. federal taxable income in future years. Under Section 382 of the Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period.

The Merger is expected to result in an ownership change under Section 382 of the Code for Fuel Systems, potentially limiting the use of Fuel Systems’ NOL carryforwards in future taxable years for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Fuel Systems and have a negative impact on Fuel Systems’ financial position and results of operations. In addition, Fuel Systems’ ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Fuel Systems generates sufficient taxable income.

The Merger, together with other transactions, may result in an ownership change under Section 382 of the Code for Westport, potentially limiting the use of Westport’s NOL carryforwards in future taxable years for ‘U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used which, in turn, may impact the timing of when cash is used to pay the taxes of Westport and have a negative impact on Westport’s financial position and results of operations. In addition, Westport’s ability to use its NOL carryforwards will be dependent on its ability to generate taxable income. Some portion of the NOL carryforwards could expire before Westport generates sufficient taxable income.

Risks Relating to the Combined Company Following the Merger

The Merger will result in changes to the Westport Board and management that may affect the strategy and operations of the combined company as compared to that of Fuel Systems and Westport as they currently exist.

If the Merger is completed, the composition of the Westport Board and management team will change. Upon completion of the Merger, the board of directors of the combined company will consist of ten members. On the closing of the Merger, three members of the current Westport Board are anticipated to resign and three new members will be appointed to fill the vacancies created by such resignations. These three individuals are Mariano Costamagna, Troy A. Clarke and Colin Johnston.

In addition, it is expected that the combined company will create a new business unit called “Fuel Systems Automotive and Industrial Group” that will be led by members of Westport’s and Fuel Systems’ management teams. This new unit will represent the combination of Fuel Systems with Westport’s Operations unit. Its automotive division will be headquartered in Cherasco, Italy, and its industrial division will be headquartered in Santa Ana, California.

There can be no assurance that the newly constituted board of directors and new management of the combined company will function effectively as a team and that there will not be any adverse effect on the combined company’s business as a result.

D – 9

Any delay in completing the Merger may reduce or eliminate the benefits expected to be achieved thereunder.

In addition to the required regulatory approvals and clearances, the Merger is subject to certain other conditions beyond shareholders’ control that may prevent, delay, or otherwise materially adversely affect its completion. It is not predicable whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the Merger for a significant period of time or prevent it from occurring. Any delay in completing the Merger could cause shareholders not to realize some or all of the synergies and other benefits that are expected to be achieved if the Merger is successfully completed within its expected time frame

Uncertainties associated with the Merger may cause a loss of management personnel and other key employees which could adversely affect the future business and operations following the Merger.

The combined company will be dependent on the experience and industry knowledge of Fuel Systems and Westport officers and other key employees to execute its business plans. Westport’s success after the Merger will depend in large part upon its ability to retain key management personnel and other key employees. As the combined company develops additional capabilities, it may require more skilled employees. Given the highly specialized nature of Westport’s and Fuel Systems’ products, these employees must be highly skilled and have a sound understanding of the combined company’s industry, business or technology. Fuel Systems’ and Westport’s current and prospective employees may experience uncertainty about their roles within Westport following the Merger or other concerns regarding its operations following the Merger, any of which may have an adverse effect on Westport’s ability to attract or retain key management and other key personnel. Accordingly, no assurance can be given that Fuel Systems and Westport will be able to attract or retain key management personnel and other key employees until the Merger is consummated or following the Merger to the same extent that Fuel Systems and Westport have previously been able to attract or retain such employees.

The expected benefits of the Merger may not be realized.

To be successful after the Merger, Westport will need to combine and integrate the operations of Fuel Systems and Westport. Integration will require substantial management attention and resources and could detract attention and resources from the day-to-day business of Westport. Westport could encounter difficulties in the integration process, such as:

•	the potential inability to successfully combine Fuel Systems’ business with Westport’s business in a manner that permits it to achieve the operational and cost synergies expected to be achieved as a result of the completion of the Merger and other benefits anticipated to result from the Merger;

•	complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating different development and manufacturing methods and assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

•	the loss of key employees, customers, suppliers, vendors and partners;

•	insufficient capital and liquidity to achieve the business plan;

•	the inability of the combined company to meet its cost and sales expectations; or

•	potential unknown liabilities and unforeseen increased expenses or delays associated with the Merger.

If Westport cannot integrate Fuel Systems’ business successfully with its own, Westport may fail to realize the expected benefits of the Merger. In addition, there is no assurance that all of the goals and anticipated benefits of the Merger will be achievable, particularly as the achievement of the benefits are in many important respects subject to factors that neither Westport nor Fuel Systems controls. These factors include such things as the reactions of third

D – 10

parties with whom contracts are entered into and with which business is undertaken and the reactions of investors and analysts.

In addition, Fuel Systems and Westport have operated and, until the completion of the Merger, will continue to operate independently. It is possible that the integration process could result in diversion of the attention of each company’s management which could adversely affect each company’s ability to maintain relationships with customers, clients, employees, and other constituencies or Westport’s ability to achieve the anticipated benefits of the Merger, or could reduce each company’s operating results or otherwise adversely affect Westport’s business and financial results following the Merger.

Westport’s future results following the Merger may differ materially from the unaudited pro forma condensed combined financial information included in this Circular

The unaudited pro forma condensed combined financial information contained in this Circular is presented for purposes of presenting Westport’s historical consolidated financial information with Fuel Systems’ historical consolidated financial information as adjusted to give effect to the Merger as though the Merger had occurred on September 30, 2015, and is not necessarily indicative of the financial condition or results of operations of Westport following the Merger. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Westport’s financial condition and results of operations following the Merger. Any change in Westport’s financial condition or results of operations may cause significant variation in the value of the Westport Shares issued to Fuel Systems Stockholders as part of the Merger. See “Appendix C – Pro Forma Financial Information” and “Appendix D – Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger”.

Fuel Systems and Westport expect to incur substantial expenses related to the Merger and the integration of the two companies.

Westport and Fuel Systems expect to incur significant transaction costs and significant synergy planning and integration costs in connection with the Merger. While Westport and Fuel Systems have assumed that this level of expense will be incurred, there are many factors beyond its control that could affect the total amount or the timing of the Merger and integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. To the extent these transaction and integration expenses are higher than anticipated or are incurred at different times than anticipated, Westport’s future operating results and financial condition may be materially adversely affected. The companies cannot be certain that the elimination of duplicative costs or the realization of other efficiencies related to the integration of the two businesses will offset the transaction and the Merger related costs in the near term, or at all.

Westport’s future results will suffer if it does not effectively manage its expanded operations following the Merger.

Following the Merger, the size of Westport’s business will increase significantly. Its future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations, and associated increased costs and complexity. There can be no assurances that Westport will be successful following the Merger.

The Merger may result in a loss of customers, clients, suppliers and strategic alliances.

Some of the customers, clients, suppliers, potential customers or clients or strategic partners of Fuel Systems or Westport may terminate their business relationship with Fuel Systems or Westport following the Merger. Potential clients, suppliers, or strategic partners may delay entering into, or decide not to enter into, a business relationship with Fuel Systems or Westport because of the Merger. Further, certain of Fuel Systems’ existing customer contracts may require the purchaser’s consent to the change of control of Fuel Systems, and there can be no assurance that such consent will be forthcoming. If customer, supplier or client relationships or strategic alliances are adversely affected by the Merger, Westport’s business and financial performance following the Merger would suffer.

D – 11

The market price of the combined company’s common shares may be affected by factors different from those affecting the Westport Shares or Fuel Systems Stock prior to consummation of the Merger.

Westport’s historical business differs from that of Fuel Systems. Accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those that previously affected the independent results of operations and the market price of the common shares of each of Fuel Systems and Westport.

Current financing requirements of the combined business may not be adequate.

As of September 30, 2015, Westport had approximately $42.1 million in cash, cash equivalents and short term investments. As of September 30, 2015, Fuel Systems had approximately $61 million in cash, cash equivalents and short term investments. In its earnings conference call, earnings release and SEC filing announcing its second quarter 2015 results, Westport announced it was seeking new financing, cutting expenses and commencing initiatives to sell non-core assets. Westport made similar disclosures in connection with its third quarter 2015 results. On January 11, 2016, Westport announced that it had entered into a financing agreement with Cartesian Capital Group for up to $71.3 million in financing to support global growth initiatives. The financing agreement immediately provided $17.5 million in cash with up to $53.8 million in additional capital contingent on reaching key milestones and establishing new investment opportunities.

The combined company may need additional financing in connection with the implementation of its business from time to time after closing of the Merger. The combined company’s financial condition, general market conditions, volatile interest rates, a claim against the combined company, a significant disruption to the combined company’s business or operations or other factors may make it difficult to secure the necessary financing. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the combined company, or third parties it seeks to do business with, to access those markets.

There is no assurance that the combined company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the combined company is not successful in obtaining required financing, or in pursuing other means to raise cash and/or reduce its use of cash, the financial position and results of operations of the combined company could be materially and adversely affected. If the combined company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the combined company and reduce the value of their investment.

Current financing of the combined business may not be adequate.

The combined company may need additional financing in connection with the implementation of its business and strategic plans from time to time after closing of the Merger. The development and manufacture of Westport’s and Fuel Systems’ products requires a substantial amount of capital and may depend on the combined company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The combined entity may accordingly need further capital depending on operational results and market conditions, including the prices at which the combined company sells its products, or in order to take advantage of further opportunities or acquisitions. The combined company’s financial condition, general market conditions, volatile interest rates, a claim against the combined company, a significant disruption to the combined company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of its business or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the combined company, or third parties it seeks to do business with, to access those markets. There is no assurance that the combined company will be successful in obtaining required financing as and when needed on acceptable terms, if at all. If the combined company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of the shareholders of the combined company and reduce the value of their investment.

D – 12

Dilutive Effect

The issuance of Westport Shares pursuant to the Merger, if completed, will have an immediate dilutive effect on the Westport Shareholders’ ownership interest in Westport.

Risks Inherent in an Investment in Westport

You should read and consider the other risk factors specific to Westport’s businesses that will also affect Westport after the consummation of the Merger described in the Westport AIF and in the Westport MD&A which are available under Westport’s profile on SEDAR at www.sedar.com, and in Westport’s second amended Annual Report on Form 40-F/A for the year ended December 31, 2014 filed with the SEC on October 16, 2015 and other documents that have been filed by Westport with the SEC on www.sec.gov.

D – 13

APPENDIX E

INFORMATION CONCERNING FUEL SYSTEMS SOLUTIONS, INC.

NOTICE TO READER

The information concerning Fuel Systems Solutions, Inc. contained in this Appendix E to the Information Circular has been provided by Fuel Systems. Although Westport has no knowledge that any statement contained herein is untrue or incomplete, Westport assumes no responsibility for the accuracy of the information contained herein or in such documents, records or information provided by Fuel Systems to Westport or for any failure by Fuel Systems to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Westport.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	E-2

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	E-3

FUEL SYSTEMS SOLUTIONS, INC.	E-4

GENERAL DESCRIPTION OF THE BUSINESS	E-4

FINANCIAL STATEMENT DISCLOSURE & MANAGEMENT DISCUSSION AND ANALYSIS	E-12

SELECTED FINANCIAL DATA	E-12

DESCRIPTION OF SHARE CAPITAL	E-13

CONSOLIDATED CAPITALIZATION	E-14

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	E-14

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES	E-15

ESCROWED SECURITIES	E-16

PRINCIPAL FUEL SYSTEMS SHAREHOLDERS	E-16

STATEMENT OF EXECUTIVE COMPENSATION	E-23

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	E-34

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	E-34

RISK FACTORS	E-37

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	E-47

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	E-47

AUDITORS, TRANSFER AGENTS AND REGISTRAR	E-47

MATERIAL CONTRACTS	E-47

INTERESTS OF EXPERTS	E-50

SCHEDULE “A” – FUEL SYSTEMS’ CURRENT REPORT ON FORM 10-Q	F-1

SCHEDULE “B” - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

M-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in this Appendix E to the Information Circular constitute forward-looking statements or forward-looking information under applicable securities laws. Forward-looking statements or forward-looking information are often, but not always, identified by the use of words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “predict”, “project”, “should”, “target”, “will”, or similar words suggesting future outcomes or language suggesting an outlook. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements or forward-looking information. Management of Fuel Systems believes the expectations reflected in those forward-looking statements or forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements or forward-looking information included in this Appendix E to the Information Circular should not be unduly relied upon.

Forward-looking statements and forward-looking information in this Appendix E to the Information Circular include, but are not limited to, statements concerning the completion of the Merger and the other transactions contemplated by the Merger Agreement, certain statements with respect to current and future risks affecting Fuel Systems, statements with respect to Fuel Systems after giving effect to the Merger and expectations regarding the shareholding and governance structure of Fuel Systems and the resulting corporation following completion of the Merger.

Although Fuel Systems believes that the assumptions and expectations reflected in the forward-looking statements and information are reasonable, there can be no assurance that such assumptions and expectations will prove to be correct. Fuel Systems cannot guarantee future results, levels of activity, the occurrence of certain events, performance or achievements. Consequently, there is no representation by Fuel Systems that actual results achieved will be the same in whole or in part as those suggested by the forward-looking statements or forward-looking information. The factors or assumptions on which the forward-looking statements and forward-looking information are based include, but are not limited to:

•	timing and anticipated receipt of all required Fuel Systems securityholder approvals in connection with the Merger;

•	completion of the Merger on the terms and subject to the conditions set out in the Merger Agreement;

•	what Fuel Systems will need to do to successfully compete going forward;

•	intensifying competition in the global alternative fuel systems market and possible results of such competition; and

•	the introduction of new products.

Some of the risks and other factors, some of which are beyond Fuel Systems’ control, which could cause results to differ materially from those expressed in the forward-looking statements and forward-looking information contained in this Appendix E to the Information Circular include, but are not limited to:

•	the inability to obtain required consents, approvals, including applicable regulatory approvals and Fuel Systems securityholder and Westport Shareholder approval of the Merger;

•	the failure to complete the transactions contemplated by the Merger Agreement in the manner contemplated therein;

•	the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, competition from industry participants and market volatility;

•	the risk that actual results will vary from the results forecasted;

•	changes to applicable laws; and

•	other factors described further in “Risk Factors” in this Appendix E to the Information Circular and under the headings “Forward-Looking Information” and “Risk Factors” in the Information Circular and “Appendix D - Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger”.

Readers are cautioned that the foregoing lists are not exhaustive. The factors and risks set out in these lists are difficult to predict and the assumptions used in the development of the forward-looking statements and forward-looking information contained herein, although considered reasonably accurate at the time of development, may prove to be incorrect or incomplete. Furthermore, the forward-looking statements and information contained in this Appendix E to the Information Circular are made as of the date of the Information Circular, and Fuel Systems undertakes no obligation, except as required by applicable securities laws, to update publicly or to revise any of the included forward-looking statements and forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking statements and forward-looking information contained herein are expressly qualified by this cautionary statement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all dollar amounts indicated in this Appendix E to the Information Circular are expressed in United States dollars. The following tables set forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of currency exchange rates in effect on the last day of each month during such period; and (iii) the high and low currency exchange rates during each such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Year ended December 31
	2015	2014	2013	2012

Rate at end of period	$0.7228	$0.8620	$0.9402	$1.0051

Average rate during period	$0.7830	$0.9027	$0.9670	$1.0008

High	$0.8528	$0.9422	$1.0164	$1.0299

Low	$0.7149	$0.8589	$0.9348	$0.9599

On February 11, 2016, the noon buying rate for $1.00 Canadian dollar was $0.7176 United States dollars.

FUEL SYSTEMS SOLUTIONS, INC.

Name and Incorporation

Fuel Systems Solutions was incorporated in Delaware in 1985 after having provided automotive and alternative fuel solutions in a variety of organizational structures since 1958. In 2006, it reorganized its business and corporate structure creating Fuel Systems Solutions, Inc. as a holding company. Beginning with the second quarter of 2012, in an effort to more properly align structure and business activities, management reorganized operations into two new operating segments, FSS Industrial and FSS Automotive. FSS Industrial operations consist of Fuel Systems’ industrial mobile and stationary, Auxiliary Power Units (“APUs”), and the heavy duty commercial transportation operations. FSS Automotive operations consist of Fuel Systems’ passenger and light duty commercial transportation (OEM), automotive aftermarket, and transportation infrastructure operations.

The predecessor to Fuel Systems was IMPCO Technologies, Inc., and all of Fuel Systems’ filings with the SEC prior to its reorganization in 2006 are filed under the name of IMPCO Technologies, Inc. Fuel Systems’ periodic and current reports, and any amendments to those reports, are available, free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC on Fuel Systems’ website: www.fuelsystemssolutions.com. The information on the website is not incorporated by reference into the Information Circular or this Appendix E. You may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding Fuel Systems at http://www.sec.gov.

GENERAL DESCRIPTION OF THE BUSINESS

Overview

Fuel Systems is a leader in providing alternative fuel systems for transportation, industrial, and refueling applications worldwide as well as idle reduction technologies for the heavy duty truck and rail markets. By combining the expertise of industry leading BRC Gas Equipment, M.T.M. S.r.l. (“BRC”) and IMPCO Technologies, Inc. in 2005, as well as further strategic and focused acquisitions, Fuel Systems represents over 50 years of experience in the industry. Fuel Systems has a global presence and operates in geographies and markets that are underpenetrated and growing, driven by compelling economics, government support, and local demand. Fuel Systems’ dedicated and bi-fuel technologies offer its customers a broad range of cost-effective products and applications that are tailored to local specifications. Fuel Systems’ technologies enable its customers to:

•	benefit from significantly lower retail fuel prices, capturing the differential between traditional fuels and compressed natural gas (“CNG”), liquid propane gas (“LPG”), and other gaseous fuels;

•	contribute to cleaner air and environment as carbon emissions of natural gas are in general lower than gasoline and diesel; and

•	help displace oil and exploit natural gas reserves so as to increase energy independence.

Fuel Systems’ components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Fuel Systems’ products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. Fuel Systems also provides engineering and systems integration services to address individual customer requirements for product performance, durability and physical configuration. Fuel Systems supplies its products and systems to the marketplace through a global distribution network of distributors and dealers in more than 60 countries and through numerous OEMs.

Fuel Systems offers an array of components, systems and fully integrated solutions for its customers, including:

•	fuel delivery-pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls-solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines-engines manufactured by OEMs that are integrated with Fuel Systems’ fuel delivery and electronic controls;

•	systems integration-systems integration support to integrate the gaseous fuel storage, fuel delivery and /or electronic control components and sub-systems to meet OEM and aftermarket requirements;

•	auxiliary power systems-fully integrated auxiliary power systems for truck and diesel locomotives; and

•	natural gas compressors-natural gas compressors and refueling systems for light and heavy duty refueling applications.

Automobile manufacturers, taxi companies, transit and shuttle bus companies and delivery fleets are among the most active customers for Fuel Systems’ transportation products. Fuel Systems’ largest markets for transportation products are currently, and have historically been, outside the United States. To capture demand in the now emerging United States market for alternative gaseous fuel-powered vehicles and equipment, Fuel Systems has a full suite of automotive capabilities, including Environmental Protection Agency (“EPA”) certified product lines, a California Air Resources Board (“CARB”) certified product line and in-house OEM systems engineering platform, enhancing Fuel Systems’ ability to leverage its existing relationship with fleet customers and other manufacturers as they roll out CNG and LPG versions of key fleet vehicles in North America.

Manufacturers of industrial mobile and power generation equipment, stationary engines, and heavy duty trucks and buses are among the most active customers for Fuel Systems’ industrial products. Fuel Systems’ broad product range allows it to provide turnkey EPA and CARB-certified and non-certified engine systems, customer specified fuel systems modules and/or components, as well as APUs. The wide availability of gaseous fuels in world markets combined with their lower emissions and cost compared to gasoline and diesel fuels is driving growth in the global alternative fuel industry.

Fuel Systems’ business is primarily focused on the alternative fuel industry. Fuel Systems believes three independent market factors-economics, energy independence and environmental concerns-are driving the growth of the market for alternative fuel technology. Fuel Systems believes the historic price differential between propane or natural gas and gasoline and diesel results in an economic benefit to end users of alternative fuel technology. In transportation markets, the price of alternative fuels such as natural gas or propane is typically substantially less than the price of gasoline. By converting a liquid fueled internal combustion engine to run on propane or natural gas, customers can capitalize on this fuel price differential. End-users may recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time and fuel usage. In addition to economic benefits of alternative fuels to end-users, some governments have sought to create a demand for alternative fuels in order to reduce their dependence on imported oil and reduce their unfavorable balance of payments by relying on their natural gas reserves. Alternative fuel vehicles that operate on natural gas or propane can lessen the demand for crude oil.

Fuel Systems is directly involved in two markets: automotive and industrial. These markets have seen growth in the use of clean-burning gaseous fuels due to the less harmful emissions effects of gaseous fuels and the cost advantage available in many markets of gaseous fuels over gasoline and diesel fuels.

Automotive

According to the most recent statistics from the World LP Gas Association and International Association for Natural Gas Vehicles, there are over 23 million propane, or LPG, vehicles and approximately 16.7 million natural gas vehicles in use worldwide, either for personal mobility, fleet conveyance, or public transportation. As the world’s vehicle population increases, it is expected that the passenger vehicle fleet growth will occur in developing countries within Asia, North Africa and areas of the Middle East. These regions currently have the lowest ratio of vehicles per one thousand people and are slated to grow rapidly over the next ten years as economic improvements stimulate personal vehicle ownership. In Europe, Asia and Latin America, alternative fuel vehicles operating on propane and natural gas are widely available through OEM and aftermarket distribution channels and have gained important penetration of total vehicles in circulation in many countries.

In the United States the transportation market for LPG, CNG and other gaseous fuel vehicles has been limited, but recently a market for dedicated and bi-fuel natural gas vehicles has emerged and Fuel Systems believes it is well positioned to take advantage of opportunities as they develop.

Industrial

Engines in equipment such as forklifts, aerial platforms, sweepers, turf equipment, power generators and other industrial equipment have long been workhorses of developed countries and comprise a significant portion of Fuel Systems’ global business. With developed countries such as the United States, and the countries in Asia and Europe seeking a broader consensus on regulation of emission sources in an attempt to further reduce air pollution, many countries have legislated, and Fuel Systems believes will continue to legislate, emission standards for this type of equipment.

Fuel Systems’ industrial brands focus on serving the market with fuel systems, services and emission certified engine packages. With the imposition of new emissions regulations, OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only new regulations but also their customers’ requirements for durability, performance and reliability. Fuel Systems has developed and is currently supplying a series of advanced technology alternative fuel systems to the industrial OEM market under the brand name Spectrum®.

Competitive Advantages

Fuel Systems believes it has developed a technological leadership position in the alternative fuel industry based on its experience in designing, manufacturing and commercializing alternative fuel delivery products and components; its relationships with leading companies in transportation; its knowledge of the power generation and industrial markets; its financial commitment to research and product development; and its proven ability to develop and commercialize new products. Fuel Systems believes its competitive strengths include:

•	strong technological base;

•	strong global distribution and OEM customer relationships;

•	extensive manufacturing experience;

•	established systems integration expertise; and

•	participating in end-markets with growth and served by a global footprint.

Customers and Strategic Relationships

Fuel Systems’ customers include some of the world’s largest engine, vehicle and industrial equipment OEMs.

Fuel Systems is working with a number of its customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, Fuel Systems continually surveys and evaluates the benefits of joint ventures, acquisitions and strategic alliances with its customers and other participants in the alternative fuel industry to strengthen Fuel Systems’ global business position.

For the three- and nine-month periods ended September 30, 2015 and for the years ended December 31, 2014, 2013, and 2012, no customers represented more than 10.0% of Fuel Systems’ consolidated sales. During 2014, 2013, and 2012, sales to Fuel Systems’ top ten customers accounted for 26.3%, 34.1%, and 28.7% of its consolidated sales, respectively. If Fuel Systems’ largest customer or several of these key customers were to reduce their orders substantially, Fuel Systems would suffer a decline in sales and profits, and those declines could be substantial.

Products and Services

Fuel Systems’ products include gaseous fuel regulators, fuel shut-off valves, fuel metering and delivery systems, complete engine systems, auxiliary power systems and electronic controls for use in internal combustion engines for the transportation, mobile and power generation markets. In addition to these core products, which Fuel Systems manufactures, it also designs, assembles and markets ancillary components required for complete systems operating on alternative fuels, as well as a complete range of compressors for natural gas refueling applications.

All of Fuel Systems’ products are designed, tested and validated in accordance with Fuel Systems’ own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories in North America, TÜV in Europe, and the EPA and CARB in the United States. The following table describes the features of Fuel Systems’ products:

Products	Features
Fuel Metering

•       Full range of injectors designed to operate on propane, natural gas or biogas fuels

•       Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

•       Designed for high resistance to poor fuel quality

Fuel Regulation	• Reduces pressure of gaseous and liquid fuels • Vaporizes liquid fuels • Handles a wide range of inlet pressures

Fuel Shut-Off

•       Mechanically or electronically shuts off fuel supply to the regulator and engine

•       Available for high-pressure vapor natural gas and low-pressure liquid propane

•       Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	• Provides closed loop fuel control allowing integration with existing sensors to ensure low emissions • Integrates gaseous fuel systems with existing engine management functions

Engine-Fuel Delivery Systems	• Turnkey kits for a variety of engine sizes and applications • Customized applications interface based on customer requirements

Fuel Systems

•       Complete vehicle and equipment systems for aftermarket and post-production OEM conversion

•       Complete engine and vehicle management systems for heavy on-highway vehicles

•       Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, power generation and industrial applications

Compressors	• Complete range of compressors for natural gas refueling applications and turnkey refueling stations

Auxiliary Power Systems	• Range of auxiliary power systems products for truck and rail applications

Fuel Systems has developed capabilities that it uses to develop a broad range of products to satisfy its customers’ needs and applications. These capabilities/applications fall into the following categories:

Capabilities	Applications
Design and Systems Integration

•       Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of its gaseous fuel products

•       Applications engineering services for whole vehicle/machine integration outside of its products

•       Full three dimensional design modeling and component rapid prototyping services

Certification

•       Certification of component products and systems in line with the requirements of CARB and Environmental Protection Agency for off- highway engines as well as European ECE-ONU certifications

•       Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	• Component endurance testing • Component thermal and flow performance cycling • Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	• Pre-assembled modules for direct delivery to customers’ production lines • Sourcing and integrating second and third tier supplier components

Final Assembly & Test	• Full vehicle final up-fit assembly and test operating as an extension of the OEM production line/process

Training and Technical Service

•       Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

•       Training services through sponsored programs at approved colleges, at Fuel Systems’ facilities worldwide and on-site at customer facilities

Service Parts and Warranty Support	• Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures

Sales and Distribution

Fuel Systems sells products through a worldwide network encompassing distributors and dealers in more than 60 countries and through a sales force that develops sales with distributors, OEMs and large end-users. Fuel Systems’ operations focus on OEM and aftermarket distributors in the transportation, mobile and power generation markets. Of these markets, Fuel Systems believes that the greatest potential for growth is in the Asia, North and South America and Middle East regions in sales to transportation OEMs and aftermarket distributors and installers and in North America in sales to industrial OEMs and the related aftermarket.

During the years 2014, 2013, and 2012, sales to distributors accounted for 77.5%, 71.6%, and 68.7%, respectively, of Fuel Systems’ revenue, and sales to OEM customers accounted for 22.5%, 28.4%, and 31.3%, respectively, of its revenue.

Distributors generally service the aftermarket business for the conversion of liquid fueled engines to gaseous fuels. Many distributors have been Fuel Systems’ customers for more than 20 years.

Information regarding revenue, income and assets of each of Fuel Systems’ two business segments, FSS Industrial operations and FSS Automotive operations, and Fuel Systems’ revenue and assets by geographic area is included in Note 19 to the Fuel Systems Annual Financial Statements (as defined below) as well as in the Fuel Systems Annual MD&A (as defined below) contained within the Fuel Systems Excerpted 10-Ks (as defined below) attached to this Appendix E as Schedule “B”.

Fuel Systems manufactures and assembles a majority of its products at its facilities in Santa Ana, California, Union City, Indiana, Kitchener, Canada, Beccar, Argentina and Cherasco, Italy and to a lesser extent at some of its other international facilities. Current manufacturing operations consist primarily of mechanical component assembly and testing, forging and light machining, electronic PCB assembly and testing and system up-fitting. Fuel Systems relies on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops.

Machined die cast aluminum parts and supplier engineered parts represent the major components of Fuel Systems’ cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. Fuel System’ uses a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management. Fuel Systems’ manufacturing facilities in California, Canada, and Argentina are ISO-9001 certified, while the facilities in Italy are ISO/TS-16949 and ISO-9001 certified.

Research and Development

Fuel Systems’ research and development programs provide the technical capabilities that are required for the development of systems and products that support the use of gaseous fuels in internal combustion engines. Fuel Systems’ research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines. Over the past few years, Fuel Systems expanded its research and development facility in Italy and in the U.S. to continue to serve its customers with new products and capabilities. Fuel Systems’ research and development expenditures were approximately $16.1 million for the nine-month period ended September 30, 2015 and approximately $26.2 million, $27.5 million, and $28.3 million, in 2014, 2013, and 2012, respectively.

Competition

Fuel Systems’ key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Westport; Enovation Controls LLC and Woodward, Inc. located in North America; Landi Group and O.M.T. Tartarini, S.r.L. located in Italy; and Nikki Company Ltd. located in Japan. These companies, together with Fuel Systems, account for a majority of the world market for alternative fuel products and services. In the future, Fuel Systems may face competition from traditional automotive component suppliers, such as the Bosch Group, Delphi Corporation, Siemens VDO Automotive AG, and Visteon Corporation, and from motor vehicle OEMs that develop fuel systems internally. Industry participants compete on price, product performance and customer support.

Product Certification

Fuel Systems must obtain emission compliance certification from the EPA to sell certain of its products in the United States, receive certification from CARB to sell certain products in California and other states, and meet European standards for emission regulations in Europe. Each car, truck, van or engine sold in each of these markets must be certified before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. Fuel Systems has also obtained international emissions compliance certification in Europe, Thailand and India. Fuel Systems strives to meet stringent industry standards set by various regulatory bodies. Approvals enhance the acceptability of its products in the worldwide marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Employees

As of September 30, 2015, Fuel Systems employed approximately 1,300 persons. Of these employees, approximately 300 were employed in FSS Industrial operations, of which approximately 170 are non-US employees, and approximately 1,000 were employed in FSS Automotive operations, of which approximately 900 are foreign employees. Employees in Italy, the Netherlands and Argentina are represented by a collective bargaining agreement. Personnel employed by Fuel Systems’ foreign subsidiaries are often subject to national labor contracts. Fuel Systems’ relations with current employees and unions are considered to be good.

Intellectual Property

Fuel Systems currently relies primarily on patent and trade secret laws to protect its intellectual property. Fuel Systems currently has numerous patents registered in countries located in North America, Europe, and Asia. Fuel Systems does not expect the expiration of its patents to have a material effect on its revenue.

Fuel Systems also relies on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect its proprietary rights. Fuel Systems believes that its intellectual property protected by copyright and trademark protection is less significant than its intellectual property protected by patents.

Properties

Fuel Systems’ executive offices are located in New York, New York. Fuel Systems currently leases additional manufacturing, research and development and general office facilities, under leases expiring through 2020, in the following locations set forth below:

Location	Principal Uses	Square Footage

FSS Industrial Operations:

Ontario, Canada	Sales, marketing application, development and assembly, manufacturing	110,000

Santa Ana, California	Sales, manufacturing, design, and development	108,000

Delfgauw, Holland	Sales, marketing application, development and assembly	20,000

Calgary, Canada	Sales, marketing application, development and assembly	11,000

Fukuoka, Japan	Sales, marketing application and assembly	8,000

FSS Automotive Operations:

Cherasco, Italy	Sales, marketing application, development and assembly, manufacturing	678,000

Beccar, Argentina	Sales, marketing and assembly, manufacturing	129,000

Location	Principal Uses	Square Footage

Sterling Heights, Michigan	Sales, marketing application, development and assembly	83,000

Union City, Indiana	Sales, marketing application and assembly	75,000

Changodar (Ahmedabad), India	Sales and assembly	91,000

Cesena, Italy	Sales, marketing application, development and assembly	11,000

Badia, Italy	Sales and assembly	15,000

San Paulo, Brazil	Sales and marketing	5,000

Total		1,344,000

Fuel Systems also leases nominal amounts of office space in various countries. Fuel Systems believes its facilities are presently adequate for its current core product manufacturing operations and OEM deployment program and production.

Intercorporate Relationships

Name of subsidiary	Jurisdiction	State or province where registered/organized
IMPCO Technologies, Inc.	United States	Delaware

Impco Technologies Japan, KK	Japan	Fukuoka

IMPCO Technologies B.V.	Netherlands	Delfgauw

M.T.M. S.r.L.	Italy	Cherasco (CN)

Zavoli, S.r.L.	Italy	Cesena

IMPCO Technologies Canada, Inc.	Canada	Ontario

T.A Gas Technologies S.A.	Argentina	Buenos Aires

As of September 30, 2015, Fuel Systems owned 100% of the voting interests of the subsidiaries listed above. As of September 30, 2015, Fuel Systems had no other subsidiaries with assets exceeding 10% of the consolidated assets of Fuel Systems or with sales and operating profit exceeding 10% of the consolidated sales and operating revenues of Fuel Systems. Furthermore, as of September 30, 2015, Fuel Systems had no other subsidiaries, when considered in the aggregate, with assets exceeding 20% of the consolidated assets of Fuel Systems or sales and operating revenues exceeding 20% of the consolidated sales and operating revenues of Fuel Systems.

FINANCIAL STATEMENT DISCLOSURE & MANAGEMENT DISCUSSION AND ANALYSIS

Fuel Systems’ Management`s Discussion and Analysis of Financial Condition and Results of Operations for the three- and nine-month periods ended September 30, 2015 and 2014 (the “Fuel Systems Interim MD&A”) and the Interim Unaudited Consolidated Financial Statements for the three- and nine-month periods ended September 30, 2015 and 2014 and the related notes thereto (the “Fuel Systems Interim Financial Statements”), as previously filed, are contained within Fuel Systems’ Current Report on Form 10-Q (the “Fuel Systems 10-Q”) attached to this Appendix E as Schedule “A”. Fuel Systems’ Management`s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2014, 2013 and 2012 (the “Fuel Systems Annual MD&A”, and together with the Fuel Systems Interim MD&A, the “Fuel Systems MD&A”) and the Annual Audited Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012 and the related notes thereto (the “Fuel Systems Annual Financial Statements”, and together with the Fuel Systems Interim Financial Statements, the “Fuel Systems Financial Statements”), as previously filed, are contained within the excerpted portions of Fuel Systems’ two most recent Annual Reports on Form 10-K (the “Fuel Systems Excerpted 10-Ks”) attached to this Appendix E as Schedule “B”. The Fuel Systems MD&A should be read in conjunction with the Fuel Systems Financial Statements.

SELECTED FINANCIAL DATA

The following selected financial data with respect to Fuel Systems’ consolidated statements of income data for the nine-month periods ended September 30, 2015 and 2014 and each of the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of the end of each such period are derived from Fuel Systems Financial Statements. The following information should be read in conjunction with the Fuel Systems Financial Statements and the Fuel Systems MD&A contained in the Fuel Systems 10-Q and Fuel Systems Excerpted 10-Ks attached to this Appendix E as Schedule “A” and Schedule “B”, respectively.

Amounts in thousands, except per share data.

	Nine-Months Ended September 30,		Years Ended December 31,
Statements of Operations	2015	2014	2014	2013	2012

Revenue	$196,073	$253,764	$339,128	$399,841	$393,947

Cost of revenue	$151,461	$198,535	$264,471	$312,703	$302,113

Gross profit	$44,612	$55,229	$74,657	$87,138	$91,834

	Nine-Months Ended September 30,		Years Ended December 31,
Statements of Operations	2015	2014	2014	2013	2012

Operating expenses

Research and development expense	$16,068	$19,787	$26,194	$27,540	$28,327

Selling, general and administrative expense	$45,799	$42,680	$58,341	$55,189	$54,747

Impairments	$13,766	$44,341	$44,341	$0	$22,046

Total operating expenses	$75,633	$106,808	$128,876	$82,729	$105,120

Operating (loss) income	$(31,021)	$(51,579)	$(54,219)	$4,409	$(13,286)

Net (loss) income attributable to Fuel Systems	$(40,238)	$(49,403)	$(53,416)	$(460)	$(15,632)

Net (loss) income attributable to Fuel Systems per common share	$(2.16)	$(2.46)	$(2.66)	$(0.02)	$(0.78)

	Periods Ended September 30,		Years Ended December 31,
Balance Sheets	2015	2014	2014	2013	2012

Cash and cash equivalents	$54,043	$73,486	$85,180	$80,961	$75,675

Total current assets	$195,686	$267,645	$254,659	$290,147	$282,941

Total assets	$241,546	$341,144	$324,241	$415,299	$419,818

Total liabilities	$74,801	$90,505	$87,506	$96,247	$102,771

Long-term debts	$0	$99	$0	$215	$713

Total equity	$166,745	$250,639	$236,735	$319,052	$317,047

DESCRIPTION OF SHARE CAPITAL

The authorized capital stock of Fuel Systems consists of 200,000,000 shares of Fuel Systems Stock and 1,000,000 shares of preferred stock, par value $.001 per share (the “Fuel Systems Preferred Stock”). As at February 11, 2016, (i) 20,143,108 shares of Fuel Systems Stock were issued and 18,094,043 shares of Fuel Systems Stock were outstanding, (ii) no shares of Fuel Systems Preferred Stock were issued and outstanding, (iii) 2,049,065 shares of Fuel Systems Stock were held by Fuel Systems as treasury shares, and as at January 15, 2016, (v) 117,020 shares of Fuel Systems Stock were reserved for issuance pursuant to the terms of outstanding Fuel Systems Options,43,340 shares of Fuel Systems Stock were reserved for issuance pursuant to the terms of outstanding Fuel Systems Restricted Stock and 301,000 shares of Fuel Systems Stock were reserved for issuance pursuant to the terms of outstanding Fuel Systems RSUs, in each case granted pursuant to the Fuel Systems’ equity compensation plans, (vi) 570,876 shares of Fuel Systems Stock are available for grant under the Fuel Systems 2009 Restricted Stock Plan (the “2009 Plan”) and Fuel Systems 2011 Stock Option Plan (the “2011 Plan”), and (vii) outstanding Fuel Systems Phantom Shares representing the economic equivalent of 118,750 shares of Fuel Systems Stock (none of which are reserved or issuable thereunder as of the date hereof). All issued and outstanding shares of the capital stock of Fuel Systems are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights. Fuel Systems has no outstanding bonds, debentures, notes or other indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Fuel Systems Stock may vote. There are no other rights to purchase or receive shares of Fuel Systems Stock granted under Fuel Systems’ benefit plans or otherwise other than Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock.

Common Stock

Subject to the rights specifically granted to holders of any then outstanding Fuel Systems Stock or Fuel Systems Preferred Stock, common stockholders are entitled to vote together as a class on all matters submitted to a vote of Fuel Systems’ Stockholders and are entitled to any dividends that may be declared by the Fuel Systems Board. At meetings of stockholders, common stockholders are entitled to one vote per share. Common stockholders do not have cumulative voting rights. Upon the dissolution, liquidation or winding up of Fuel Systems, holders of Fuel Systems Stock are entitled to share ratably in Fuel Systems’ net assets after payment or provision for all liabilities and any preferential liquidation rights of Fuel Systems Preferred Stock then outstanding. Common stockholders have no preemptive rights to purchase shares of Fuel Systems Stock. The issued and outstanding shares of Fuel

Systems Stock are not subject to any redemption provisions and are not convertible into any other shares of capital stock. All outstanding shares of Fuel Systems Stock are fully paid and non-assessable.

Preferred Stock

Fuel Systems’ certificate of incorporation provides for the issuance of up to 1,000,000 shares of Fuel Systems Preferred Stock. As of the date of the Information Circular, there are no outstanding shares of Fuel Systems Preferred Stock.

CONSOLIDATED CAPITALIZATION

Since the date of Fuel Systems financial statements for its most recently completed financial period, being the Fuel Systems Interim Financial Statements, there have been no material changes in the share and loan capital of Fuel Systems, whether on a consolidated basis or otherwise. The Fuel Systems Financial Statements are contained within the Fuel Systems 10-Q and the Fuel Systems Excerpted 10-Ks attached as Schedule “A” and Schedule “B”, respectively, to this Appendix E.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Fuel Systems Stock is traded on the NASDAQ under the symbol “FSYS.” As of January 15, 2016, there were approximately 224 holders of record of Fuel Systems Stock. The high and low per share closing prices of Fuel Systems Stock as reported on the NASDAQ were as follows:

	High	Low

2016

First Quarter (through January 15, 2016)	$5.14	$3.21

Year Ended December 31, 2015

First Quarter	$11.64	$9.47

Second Quarter	$11.57	$7.20

Third Quarter	$7.73	$4.80

Fourth Quarter	$7.64	$3.81

Year Ended December 31, 2014

First Quarter	$14.20	$10.02

Second Quarter	$11.48	$9.25

Third Quarter	$11.40	$8.70

Fourth Quarter	$11.88	$8.00

Year Ended December 31, 2013

First Quarter	$18.13	$13.38

Second Quarter	$18.10	$13.34

Third Quarter	$21.44	$17.34

Fourth Quarter	$19.90	$12.25

The chart below compares the cumulative total stockholder return on Fuel Systems Stock since December 31, 2010 measured at the end of each fiscal year with the cumulative total return of the Nasdaq Composite Index and the Nasdaq Transportation Index over the same period (assuming the investment of $100 and reinvestment of all dividends).

	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014

Fuel Systems	$100.00	$56.13	$49.49	$47.21	$37.24

Nasdaq Composite Index	$100.00	$98.20	$113.82	$157.44	$178.53

Nasdaq Transportation Index	$100.00	$84.82	$89.03	$115.73	$154.37

The information contained in the performance graph shall not be deemed to be “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Fuel Systems’ specifically incorporates it by reference into such filing.

Dividend Policy

Fuel Systems has not recently declared or paid dividends on its common stock, including during the past three fiscal years. The timing and amount of any future dividends will be determined by the Fuel Systems Board and will depend on Fuel Systems’ earnings, cash requirements and the financial condition and other factors deemed relevant by the Fuel Systems Board.

Sales of Unregistered Securities

Except as previously reported in its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, Fuel Systems has not sold any equity securities during the three years ended December 31, 2014 which were not registered under the Securities Act.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

All of Fuel Systems’ equity compensation plans have been approved by its stockholders. The following table sets forth information about Fuel Systems Stock that may be issued under its equity compensation plans for the nine-month period ended September 30, 2015. Treatment of Fuel Systems’ Options following completion of the Merger is described in the Information Circular under the heading “The Merger Agreement – Treatment of Fuel Systems Stock Options and Other Stock Based Awards”.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options
Equity Compensation Plans Approved by Stockholders as at December 31, 2014	127,900	$13.86

Granted	0

Exercised	0

Forfeited	(10,880)

Outstanding at September 30, 2015	117,020	$13.97

Vested and exercisable at September 30, 2015	48,606	$14.87

Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans

There are 389,396 shares of Fuel Systems Restricted Stock available for issuance under the 2009 Plan and 181,480 Fuel Systems Options available for issuance under the 2011 Plan.

ESCROWED SECURITIES

To the knowledge of Fuel Systems, other than as described in the Information Circular or this Appendix E, there are no securities of Fuel Systems held in escrow that are subject to a contractual restriction on transfer.

PRINCIPAL FUEL SYSTEMS SHAREHOLDERS

The following table sets forth certain information with respect to beneficial ownership of Fuel Systems Stock as of January 15, 2016, except as otherwise noted, as to:

•	each person (or group of affiliated persons) known by Fuel Systems to own beneficially more than 5% of its outstanding Fuel Systems Stock;

•	Fuel Systems’ named executive officers;

•	each of Fuel Systems’ directors and director nominees; and

•	all of Fuel Systems’ directors and executive officers as a group.

Except as otherwise indicated, all of the shares indicated in the table are shares of Fuel Systems Stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite his, her or its name. For the purposes of calculating percentage ownership as of January 15, 2016, 18,094,043 shares were outstanding. In preparing the following table, Fuel Systems relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of Fuel Systems Stock pursuant to Section 13(d) or 13(g) of the Exchange Act, unless Fuel Systems knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case Fuel Systems relied upon information that it considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Fuel Systems Solutions, Inc., 780 Third Avenue, 25th Floor, New York, NY 10017.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino, Carla Borgogno (1)	3,218,774	17.8%
Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust (2)	2,671,684	14.8%
Northern Right Capital Management, L.P. (3)	1,894,565	10.5%
Royce & Associates, LLC (4)	1,372,301	7.6%

(1)	Based on Amendment No. 3 to a Schedule 13D Beneficial Ownership Report filed on September 4, 2015 by Mariano Costamagna, Pier Antonio Costamagna, Bruna Giachino, and Carla Borgogno. The report discloses that the total shares beneficially owned by Mr. Mariano Costamagna include 1,584,589 shares held by Mariano Costamagna’s brother, Pier Antonio Costamagna, and his wife, to which he disclaims beneficial ownership. Total shares beneficially owned by Mr. Pier Antonio Costamagna include 1,634,185 shares held by Mr. Mariano Costamagna, and his wife, to which he disclaims beneficial ownership. Mr. Pier Antonio Costamagna retired as an executive officer of Fuel Systems and as General Manager of MTM S.r.L. effective February 5, 2014.
(2)	Based on a Schedule 13D Beneficial Ownership Report filed on September 2, 2015 by Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, Douglas Family Trust, and James Douglas and Jean Douglas Irrevocable Descendants’ Trust. The Schedule 13D discloses that Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly and as co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares. The Schedule 13D also discloses that Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust, in addition to the shares previously listed. The principal business office of the Douglas Parties is located at 125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.
(3)	Based on Amendment No. 5 to a Schedule 13D Beneficial Ownership Report filed on November 4, 2015 by Northern Right Capital Management, L.P. (f/k/a Becker Drapkin Management, L.P.), Northern Right Capital (QP), L.P. (f/k/a Becker Drapkin Partners (QP), L.P.), Becker Drapkin Partners, L.P., Becker Drapkin Partners SLV, LTD, BC Advisors, LLC, Steven R. Becker, and Matthew A. Drapkin and Steven R. Becker has shared voting power and shared dispositive power on 1,255,398 shares. The report discloses that BC advisors, LLC and Matthew A. Drapkin have shared voting power and shared dispositive power on 1,894,565 shares. The report also discloses that: (i) Northern Right Capital (QP), L.P. has sole voting power and sole dispositive power on 639,167 shares; (ii) Becker Drapkin Partners L.P. has sole voting power and sole dispositive power on 886,752 shares; and (iii) Northern Right Capital Management, L.P. has sole voting power and sole dispositive power on 368,646 shares, and shared voting power and shared dispositive power on 1,525,919 shares. The principal business office of the Filers is located at 500 Crescent Court, Suite 230, Dallas, TX 75201.
(4)	Based on a Schedule 13G Information Statement filed on January 13, 2016 by Royce & Associates, LLC. The schedule discloses that Royce & Associates, LLC holds 1,372,301 shares. The principal business office of the filer is located at 745 Fifth Avenue, New York, NY 10151.

Board Composition

The following table sets out the name, age and position for each of the directors of Fuel Systems as of the date of the Information Circular. Some background information on the directors follows. The term of office for each director is three years and thereafter until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

James W. Nall	67	Director, Chairman of the Board, member of the Nominating and Corporate Governance Committee and Audit Committee

Marco Di Toro	54	Director, member of the Nominating and Corporate Governance Committee

Joseph E. Pompeo	77	Director, member of the Audit Committee and Nominating and Corporate Governance Committee

Troy A. Clarke	60	Director, member of the Compensation Committee and Nominating and Corporate Governance Committee

Name	Age	Position
Anthony Harris	62	Director, member of the Audit Committee and Compensation Committee

Colin S. Johnston	61	Director, member of the Audit Committee and Compensation Committee

Steven R. Becker	49	Director, member of the Nominating and Corporate Governance Committee

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003. On January 1, 2005, he became Fuel Systems’ Chief Executive Officer. He is also the Chairman of the Board of M.T.M. S.r.L., an Italian limited liability company founded by Mr. Costamagna and his family in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark, and Mr. Costamagna has served as MTM’s principal executive officer since it was incorporated. Mr. Costamagna became a director in connection with Fuel Systems’ acquisition of the initial 50% of the equity interest of BRC and later became Fuel Systems’ Chief Executive Officer in connection with the acquisition of the remaining 50% of BRC. Mr. Costamagna is the brother of Pier Antonio Costamagna, who was formerly an executive officer of the Company and the General Manager of MTM and retired effective February 5, 2014. Mr. Costamagna’s over 30 years of experience in the alternative fuels industry and entrepreneurial skills were important factors contributing to his nomination as a director.

James W. Nall, 67, has served as a director of Fuel Systems since May 2008. Effective October 29, 2014, Mr. Nall was appointed Chairman of the Fuel Systems Board. He also currently serves as Chairman of the Nominating and Corporate Governance Committee and as a member of the Audit Committee. Mr. Nall is a Certified Public Accountant with significant experience in the accounting and finance industry. Mr. Nall serves as a tax commissioner for the State of New Jersey, a position he has held since July 2005. Prior to Mr. Nall’s appointment as a tax commissioner by the governor of New Jersey, he was executive vice president and chief financial officer of New Jersey-based Hudson United Bancorp, a multi-billion dollar financial institution listed on the New York Stock Exchange, from September 2003 until its sale to TD Banknorth Inc. in January 2006. Mr. Nall also served as a member of the board of directors and as chairman of the audit committee of Interaudi Bank, a $1 billion private bank based in New York, from April 2003 to April 2004. Mr. Nall’s experience also includes serving for more than eighteen years as a partner with Arthur Andersen LLP. Mr. Nall earned a Masters of Business Administration in professional accounting from Rutgers University. Mr. Nall’s term expires at Fuel Systems’ annual meeting in 2016. Mr. Nall’s public accounting skills and experience as a finance executive for public and private companies were important factors contributing to his nomination as a director.

Marco Di Toro, 54, has served as a director of Fuel Systems since April 1, 2005 and currently serves on the Nominating and Corporate Governance Committee. He has been a partner in the law firm of Grosso, de Rienzo, Riscossa e Associati in Turin, Italy since 1994. Mr. Di Toro holds a law degree from Università Cattolica del Sacro Cuore, Milan (Catholic University of Sacred Heart of Jesus, Milan). Mr. Di Toro’s term expires at Fuel Systems’ annual meeting in 2016. Mr. Di Toro’s knowledge of Italian and international business law were important factors contributing to his nomination as a director.

Joseph E. Pompeo, 77, has served as a director of Fuel Systems since December 2010 and currently serves as Chairman of the Audit Committee and as a member of the Nominating and Corporate Governance Committee. Mr. Pompeo is a Certified Public Accountant (Ret.) with significant experience in the accounting industry, including over 30 years of auditing experience at Arthur Andersen, LLP where he held the position of partner for 26 years. At Arthur Andersen, as Director of the International Business Practice of the New York metropolitan area, he assisted several non-US corporations with initial public offerings and listing on US stock exchanges. He also served in numerous technical and management roles, including partner in charge of the Accounting and Auditing Divisions in San Juan, Puerto Rico and managing partner of the New Jersey office. He has also served on various educational and philanthropic boards and on the board of directors of Aeroflex, Inc., a public company, where he served on the Audit, Compensation, and Nominating and Governance Committees. Mr. Pompeo’s term expires at Fuel Systems’

annual meeting in 2017. Mr. Pompeo’s extensive accounting and auditing experience and management skills were important factors contributing to his nomination as a director.

Troy A. Clarke, 60, has served as director of Fuel Systems since December 2011 and currently serves as a member of the Compensation Committee and as a member of the Nominating and Corporate Governance Committee. Mr. Clarke has 40 years of automotive industry experience and currently serves as President and Chief Executive Officer and as a director of Navistar International Corporation, a New York Stock Exchange-listed company. Prior to joining Navistar in 2010, Mr. Clarke held a variety of leadership positions at General Motors Company (GM) where he began his career in 1973, including: Group VP—President GM North America from 2006 to 2009; Group VP—President GM Asian Pacific from 2004 to 2006; Group VP—Manufacturing and Labor Relations from 2001 to 2004; Corporate VP—President GM Mexico from 1998 to 2001. Mr. Clarke holds a bachelor’s degree in mechanical engineering from the General Motors Institute and a master’s degree in business administration from the University of Michigan. Mr. Clarke’s term expires at this year’s annual meeting and he has been nominated for re-election. Mr. Clarke’s wide range of experience in international automotive Original Equipment Manufacturer OEM and marketing were important factors contributing to his nomination as a director.

Anthony Harris, 62, has served as director of Fuel Systems since December 2013 and currently serves on the Audit Committee and the Compensation Committee. Since 2006, Mr. Harris has served as president and CEO of Campbell/Harris Security Equipment Company (CSECO), a manufacturer of contraband, explosives, and “dirty bomb” detection equipment. Prior to its acquisition of CSECO, he had served as vice president of marketing for Calpine Corporation since 2001, where he was responsible for brand management, marketing strategy development and execution, new product development, advertising and sales training. From 1997 to 1999, Mr. Harris was with PG&E Energy Services, where he served as vice president of National Account Services and Western Region sales. From 1992 to 1997 he was with Pacific Gas and Electric Company (PG&E) where he served as Director of Alternative Fuel Vehicles, Division Manager, Vice President of Marketing and Sales, and president of Standard Pacific Gas Line, Inc., respectively. Mr. Harris worked at Ford Motor Company as a Production Supervisor from 1979 to 1981, at Ford Aerospace and Communications Corporation as a Program Manager from 1981 to 1986, at Anaheim Lincoln Mercury as a General Manager from 1986 to 1987 and at Sonoma Ford Lincoln/Mercury as President & CEO from 1987 to 1992. Mr. Harris holds a BS in mechanical engineering from Purdue University and an MBA from the Harvard Graduate School of Business. He was named a Purdue Outstanding Mechanical Engineer in 1999, a Distinguished Engineering Alumnus in 2008 and awarded an honorary Doctor of Engineering degree from Purdue in 2013. Mr. Harris is a founder of the National Society of Black Engineers and currently serves as Chair of its National Advisory Board. Mr. Harris’ experience in the automotive, energy, and alternative fuels fields, as well as his success as a senior executive in operations, marketing and business acquisition at both corporate and entrepreneurial companies, were important factors contributing to his nomination as a director.

Colin S. Johnston, 61, has served as director of Fuel Systems since May 2014 and currently serves as Chairman of its Compensation Committee and a member of its Audit Committee. Currently he is also serving as chairman of the statutory audit committee of CLN group, a global automotive component supplier headquartered in Italy. Prior to that Mr. Johnston worked for over 35 years in the international accounting profession, including 22 years as an audit partner in Arthur Andersen, then Deloitte & Touche in Italy through 2012. Mr. Johnston has extensive experience in auditing, accounting, financial reporting, internal control and governance for multinational corporations, primarily in the manufacturing sector (in the automotive, aerospace, consumer products and textile industries). While in professional practice, he worked as lead client service partner for major public and private Italian groups, including foreign registrants with the SEC, as well as for Italian subsidiaries of US groups. Mr. Johnston is a graduate of Oxford University, a UK Chartered Accountant and registered statutory auditor in Italy. Mr. Johnston’s term expires at Fuel Systems’ annual meeting in 2017. Mr. Johnston’s extensive accounting and auditing experience and knowledge of the automotive industry were important factors contributing to his designation as a director.

Steven R. Becker, 49, has served as director of Fuel Systems since October 2014 and currently serves as a member of the Nominating and Corporate Governance Committee. Mr. Becker currently serves as Chairman of the Board of Tuesday Morning Corporation, a national retailer, EMCORE Corporation, a leading provider of compound semiconductor-based components and subsystems for the fiber optics and solar power markets, and Special Diversified Opportunities. Mr. Becker previously served on the board of directors of Plato Learning, Inc., a provider of education services and training, Ruby Tuesday, Inc., the operator of a chain of casual dining restaurants, Hot Topic, Inc., a national retailer and Pixelworks, a semiconductor provider. Before starting Becker Drapkin in

December 2009, Mr. Becker was founding partner in Greenway Capital, a fund focused on small cap, U.S. companies. He started Greenway in 2005, after eight years at Special Situations Fund, where he was a partner and managed the Special Situations Private Equity Fund. He started his career in New York at Manley Fuller Asset Management. Mr. Becker holds a B.A. from Middlebury College and a J.D. from the University of Florida. Mr. Becker’s term expires at Fuel Systems’ annual meeting in 2016. Mr. Becker’s extensive experience in strategic planning, corporate governance and various financial matters as well as his service as a director of both public and private companies, were important factors contributing to his nomination as a director.

Director Compensation

From January 1, 2014 through the present, the payment structure was as follows for Fuel Systems’ independent directors:

•	$10,000 cash to each independent board member;

•	$50,000 annual restricted stock grant to each independent board member, granted at the annual meeting and vesting approximately one year thereafter (subject to continued service as a director, other than due to death or disability);

•	$20,000 cash to the Lead Director / Chairman of the Fuel Systems Board as an annual fee;

•	$10,000 cash to the Audit Committee Chairman as an annual fee;

•	$5,000 cash to the Compensation Committee Chairman as an annual fee;

•	$5,000 cash to the Nominating and Corporate Governance Committee Chairman as an annual fee;

•	$2,500 cash to Audit Committee members as an annual fee;

•	$7,000 cash to each non-employee director per Fuel Systems Board meeting attended in person if the Fuel Systems Board meeting is held in the director’s home country or $9,000 cash to each non-employee director for each Fuel Systems Board meeting attended in person, if the meeting is not held in the director’s home country. The $7,000 and $9,000 fee is a flat fee that is payable only once per meeting, no matter how long the meeting lasts;

•	$1,250 cash for each Fuel Systems Board meeting attended telephonically;

•	$1,000 cash for all committee meetings attended in person by a non-employee Fuel Systems Board member (if there is more than one meeting per day or per visit, the $1,000 covers all meetings). Committee meetings held during in person Fuel Systems Board meetings are not subject to payment;

•	$1,000 cash per day for non-employee Directors when working or traveling on a specific assignment required by the board that is not part of a Fuel Systems Board meeting;

•	$500 cash for all committee meetings attended telephonically per day by a non-employee Fuel Systems Board member; and

•	$0 for informational or update calls.

In addition, the Fuel Systems Board may award additional compensation for special services by the directors.

2014 Director Compensation Table

The following table sets forth a summary of the compensation earned by Fuel Systems’ non-employee directors pursuant to Fuel Systems’ director compensation policy for the year ended December 31, 2014:

Name	Fees Earned and Paid in Cash ($)	Stock Awards ($) (1) (2)	Total ($)

James W. Nall	104,745	50,008	154,753

Marco Di Toro	87,995	50,008	138,003

Joseph E. Pompeo	87,329	50,008	137,337

Troy A. Clarke	68,495	50,008	118,503

Anthony Harris	71,495	50,008	121,503

Colin S. Johnston	60,287	50,008	110,295

Norman L. Bryan	38,625	—	38,625

Steven R. Becker	14,000	—	14,000

(1)	Each non-employee director received an annual Fuel Systems Restricted Stock grant with a grant date fair value of $50,008 on the day of Fuel Systems’ 2014 annual stockholder meeting. All directors, excluding Mr. Becker (who was appointed as a director in October 2014) and Mr. Bryan (who retired as a director in May 2014), received this Fuel Systems Restricted Stock grant on May 28, 2014 and all of the grants vested in full on May 20, 2015.
(2)	As of December 31, 2014, shares of unvested Fuel Systems Restricted Stock held by Fuel Systems’ directors were as follows: Mr. Nall 4,700, Mr. Di Toro 4,700, Mr. Pompeo 4,700, Mr. Clarke 4,700, Mr. Harris 5,661, and Mr. Johnston 4,700. See Note 13 of the notes to the consolidated financial statements included in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2014 for a discussion of the calculation of the fair value of Fuel Systems Restricted Stock awards granted in 2014.

Named Executive Officers

The following table sets out the name, age and position for each of the Named Executive Officers (as defined below) of Fuel Systems as of the date of the Information Circular. Some background information on the officers follows.

Name	Age	Position
Mariano Costamagna	64	Chief Executive Officer and Director

Pietro Bersani	48	Chief Financial Officer

Michael Helfand	56	Senior Vice President Finance and Chief Accounting Officer

Marco Seimandi	50	Executive Director of Automotive Sales and Marketing

Mariano Costamagna, 64, has served as a director of Fuel Systems since June 2003 and as Chief Executive Officer since January 1, 2005. His background is set forth above, in the table under the “Board Composition” section.

Pietro Bersani, 48, became Chief Financial Officer effective April 4, 2011. Mr. Bersani had rendered professional services as a consultant to MTM S.r.l. from January 2011 to March 2011. Previously, Mr. Bersani had served as an audit senior manager at Deloitte & Touche S.p.A., formerly Arthur Andersen S.p.A in Italy. Mr. Bersani is a Certified Public Accountant and member of the American Institute of Certified Public Accountants with significant experience in the accounting industry having rendered professional services ranging over audits of consolidated financial statements and reporting packages, comfort letters and Initial Public Offering prospectuses, M&A due diligences, assessments of internal control systems, identification processes of key performance indicators, risk factors and risk controls, agreed-upon procedures, other regulatory and other attest services. Mr. Bersani is also a Certified Public Auditor and a Chartered Certified Accountant in Italy where he developed a significant knowledge of IAS/IFRS and developed a significant industry expertise in automotive components, transportation-airlines and train, technology media telecommunications, pharmaceutical/chemical, advertising, retail and pay-TV. From May 2007 to July 2009, Mr. Bersani also served in the responsible position of audit senior manager at Deloitte Touche Tohmatsu Services Inc., based in New York, to help improve the quality standards of the audit practice, develop the network audit methodology and audit approach, and to help implement a network risk management system for client acceptance and engagement risk assessment. Mr. Bersani earned a BA and MA in Business Economics from L. Bocconi University, Italy.

Michael Helfand, 56, became Fuel Systems’ Senior Vice President Finance and Chief Accounting Officer in May 2009. Prior to joining Fuel Systems, and beginning in 2003, Mr. Helfand was a finance and accounting consultant serving clients in matters related to SEC registration material preparation; Sarbanes-Oxley engagements; and financial review and systems development. From 2007 to 2008, he has served as the Interim Chief Financial Officer of Rothschild North America, Inc., a global investment bank. From 2006 to 2007, Mr. Helfand was the Executive Vice President of Finance and Interim CEO at WRC Media, Inc., a publishing company. Prior to consulting, he was Executive Vice President and CFO of Vestcom International, a NASDAQ company, from 1999 to 2003 and of World Color Press, a New York Stock Exchange company, in 1998. In addition, Mr. Helfand held various roles of increasing responsibility including Vice President and Assistant Controller at ABC, Inc., a division of the Walt Disney Company.

Marco Seimandi, 50, became Executive Director of Automotive Sales and Marketing effective August 1, 2012. Previously, Mr. Seimandi had been serving as Marketing Director of MTM. He joined MTM in 1996 as Commercial Manager after his previous experience as Regional Commercial Manager of the French automotive component group Valeo. Mr. Seimandi has a PhD in aircraft engineering at Turin Polytechnic in Italy and a specialization in business administration from CEDEP/INSEAD Institute at Fontainebleau in France.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Fuel Systems, no director or executive officer of Fuel Systems is, or has been within 10 years before the date of the Information Circular, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued while the director or executive officer was acting in the capacity as a director, chief executive officer or chief financial officer; or

(ii)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was issued after the proposed director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he was acting in the capacity of a director, chief executive officer or chief financial officer.

To the knowledge of Fuel Systems, other than as disclosed below, no director or executive officer of Fuel Systems or shareholder holding a sufficient number of securities of Fuel Systems to affect materially the control of Fuel Systems:

(i)	is, or has been within 10 years before the date of the Information Circular, a director or executive officer of any company (including Fuel Systems) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.

To the knowledge of Fuel Systems, no director or executive officer of Fuel Systems or shareholder holding a sufficient number of securities of Fuel Systems to affect materially the control of Fuel Systems has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Conflicts of Interest

Except as described in the Information Circular and this Appendix E, there are no existing material conflicts of interest between Fuel Systems and any of its directors or officers.

STATEMENT OF EXECUTIVE COMPENSATION

The following compensation discussion and analysis provides information regarding all significant elements of compensation paid, awarded or otherwise provided by Fuel Systems to its Named Executive Officers (defined below). Specific information is provided for Mariano Costamagna, Pietro Bersani, Roberto Olivo, Pier Antonio Costamagna, Michael Helfand and Marco Seimandi (collectively, the “Named Executive Officers” or the “NEOs”). Roberto Olivo and Pier Antonio Costamagna are no longer officers or employees of Fuel Systems. Information about the compensation awarded to the Named Executive Officers can be found in the “Summary Compensation Table” and related compensation tables below.

Operation of the Compensation Committee

The Compensation Committee is appointed by the Fuel Systems Board to approve and evaluate all of Fuel Systems’ compensation programs, policies and plans, as they affect the executive officers. During 2014, the Compensation Committee consisted of three outside, non-employee directors who were considered to be independent under the NASDAQ rules. The Compensation Committee held five meetings in 2014, most of which included “executive sessions” where members of management were not present. The current members of the Compensation Committee are Messrs. Clarke, Harris, and Johnston, with Mr. Johnston serving as the Chairman.

The Compensation Committee is directly responsible for the evaluation of the performance of the CEO, and the associated adjustments to the elements of his compensation package.

With respect to the executive officers, the Compensation Committee receives compensation recommendations from the CEO and approves or modifies them in the exercise of its judgment. Ultimately, the Compensation Committee has full discretion to make compensation decisions for Fuel Systems’ executive officers.

Compensation Philosophy

Fuel Systems’ compensation policies are designed to reward management based on its financial results and therefore take into account Fuel Systems’ operating results and expectations for continued growth. Overall, Fuel Systems seeks to provide compensation packages that allow it to retain key executives, while being tailored to the unique characteristics of its business.

Fuel Systems wishes to reinforce the importance of its profitability in its compensation structure. To that end, Fuel Systems established an Incentive Bonus Plan, which enables its executives to share in Fuel Systems’ financial success. Under the Incentive Bonus Plan, a bonus pool may be established using Fuel Systems’ performance criteria including operating measures of profits and revenue. In addition, Fuel Systems’ values the concept of rewarding all employees, and not just its executives, for Fuel Systems’ successes. Implementing these priorities, the Incentive Bonus Plan includes bonuses to be awarded to employees at Fuel Systems’ worldwide locations from the bonus pool.

Fuel Systems’ has also established the 2009 Plan, the 2011 Plan and the 2011 Phantom Stock Option Plan (the “2011 Phantom Plan” and together with the 2009 Plan and the 2011 Plan, the “Fuel Systems Plans”) to grant awards with multi-year vesting schedules, thereby promoting retention and also with the goal of further aligning the interests of Fuel Systems’ executives and stockholders. Fuel Systems Plans are used to reward Fuel Systems’ executives and key employees.

Fuel Systems believes its incentive compensation philosophy should be shaped to motivate its executives to achieve Fuel Systems’ goals and to align their interests with those of its stockholders.

Engagement of a Compensation Consultant

The Compensation Committee has the authority and access to the funds to engage outside compensation consultants to analyze compensation issues. The Compensation Committee does not currently use the services of a compensation consultant for purposes of executive compensation and did not retain such services in 2014.

The Compensation Committee believes that compensation decisions require judgment and should reflect individual circumstances and market pay levels and trends.

Risk Policy Framework

In addition to the general risk policy framework, Fuel Systems’ believes that its incentive compensation does not encourage, and thereby limits, unnecessary and excessive risk taking by executives and employees. All incentive compensation of executive officers is fully subject to Compensation Committee discretion and all other employee incentive compensation is fully subject to either management or Compensation Committee discretion. As further described herein, the Compensation Committee reviews and approves all incentive compensation of executive officers. Fuel Systems’ cash Incentive Bonus Plan is primarily a formula driven plan with certain targets in which employees participate.

Elements of Compensation

Compensation for each executive officer for 2014 consisted of a base salary, the opportunity to receive annual incentive compensation in the form of cash under the Incentive Bonus Plan, the opportunity to receive an additional cash bonus at the discretion of the Compensation Committee, equity awards under the 2011 Plan and the 2011 Phantom Plan, and assorted other benefits and perquisites. Fuel Systems provides a base salary and benefits package that management and the Compensation Committee believe is consistent with market conditions which allows it to retain key executives and employees.

The opportunity to receive incentive compensation under Fuel Systems’ Incentive Bonus Plan in 2014 focused its executive officers on short-term performance and provided them with the possibility of an immediate reward, while the 2011 Plan and the 2011 Phantom Plan provide the Compensation Committee the flexibility to grant long-term incentives designed to encourage the achievement of corporate goals and the growth of stockholder value over the longer term, as well as to promote retention. Fuel Systems’ has not established minimum stock ownership guidelines for Fuel Systems’ executive officers or adopted a policy requiring them to retain their Fuel Systems’ stock for any period of time.

Base Salary

The Compensation Committee has the authority to set the CEO’s compensation. The Compensation Committee receives compensation recommendations from the CEO for the other Named Executive Officers and approves or modifies them in the exercise of its judgment based on the Fuel Systems Board’s interactions with the Named Executive Officers.

In 2014, no executives, including the CEO, received salary increases.

Mr. Costamagna is also eligible for consideration for an annual bonus under Fuel Systems’ Incentive Bonus Plan, and is eligible to participate in other general employee benefits Fuel Systems maintains for its employees. The CEO annually reviews the performance of Fuel Systems’ other Named Executive Officers and subsequently presents conclusions and recommendations regarding these officers, including proposed salary adjustments, to the Compensation Committee. The Compensation Committee makes the final decision regarding any adjustments or awards. The review of performance by the Compensation Committee and the CEO of other executive officers is a subjective assessment of each executive’s contribution to Fuel Systems’ or division performance, leadership qualities, strengths and weaknesses and the individual’s performance relative to goals set by the CEO and the Compensation Committee. The Compensation Committee and the CEO do not systematically assign a weight to the factors they consider, and may, in their discretion, consider or disregard any one factor that is important to or irrelevant for a particular executive.

Incentive Bonus Plan

The Incentive Bonus Plan is administered by the Compensation Committee, which has final decision-making authority over its implementation. Executive employees, including the Named Executive Officers, participate in the Incentive Bonus Plan as do other employees. The plan provides Fuel Systems with the framework to grant cash incentive compensation to eligible employees.

Employees of Fuel Systems and its subsidiaries worldwide are eligible to participate in the Incentive Bonus Plan if they have been employed for at least the final six months of the applicable year and if they are employed by Fuel Systems’ or any of its subsidiaries on the date that awards are given. None of Fuel Systems’ employees (including the Named Executive Officers) are guaranteed incentive compensation. An eligible employee will only receive his or her incentive compensation from the pool for the year and, if applicable, if that employee has successfully met his or her performance goals for that year. Fuel Systems believes the Incentive Bonus Plan enhances its compensation structure and strategy and encourages results-oriented actions on the part of all employees.

After the end of each year, the Compensation Committee approves a formula, which determines the size of the incentive compensation pool for distribution to all eligible employees. The awards are distributed out of this pool to all eligible employees. Incentive compensation under the Incentive Bonus Plan is paid in cash.

Fuel Systems’ Incentive Bonus Plan provides that more senior employees, including the Named Executive Officers, can earn a percentage of the bonus allocation to them based on the achievement of levels of performance against target. The awards are based upon a percentage of the executive’s base salary and performance achievements. Discretionary bonuses outside the Incentive Bonus Plan are available subject to approval of the Compensation Committee.

For 2014, none of the targets of the 2014 Incentive Bonus Plan were achieved and the Compensation Committee decided that no amounts would be paid to any employees under the Incentive Bonus Plan.

Awards made in previous years under the Incentive Bonus Plan are reported in the Non-Equity Incentive Plan Compensation column of the “Summary Compensation Table”.

Additional Cash Bonus Compensation

Discretionary bonuses, in addition to the bonuses under the Incentive Bonus Plan described above, are available based upon the approval of the Compensation Committee. The Compensation Committee looks to the recommendation of the CEO, except with respect to his own bonus. For 2014, discretionary bonuses in the amount of approximately $80,000 were awarded by the Compensation Committee to several employees, including certain of the Named Executive Officers as disclosed in the “Summary Compensation Table”. The Committee made this award as a reflection of the service of these individuals.

Equity Compensation

2009 Restricted Stock Plan

The purpose of the 2009 Plan is to promote the long-term growth and profitability of Fuel Systems by (i) providing all non-employee directors and eligible employees of Fuel Systems and its subsidiaries with incentives to maximize stockholder value and otherwise provide outstanding performance and (ii) enabling Fuel Systems to attract, retain and reward the best available employees. The Committee may also determine, from to time, to grant to employees awards under the 2009 Plan as retention awards in its discretion.

The 2009 Restricted Stock Plan currently provides that eligible employees and non-employee directors may be granted Fuel Systems Restricted Stock or Fuel Systems RSUs. All awards to be granted under the 2009 Plan are awards relating to shares of Fuel Systems Stock. No awards of Fuel Systems Restricted Stock or Fuel Systems RSUs were made in 2014 to any employees.

2011 Plan and 2011 Phantom Plan

On December 14, 2011, the Fuel Systems Board adopted the 2011 Plan and the 2011 Phantom Plan which were subsequently approved by the stockholders on May 23, 2012. Awards under the plans are designed to promote retention, with multi-year vesting schedules, and to promote the creation of long-term value for stockholders by aligning the interests of stockholders and participants.

The 2011 Plan includes shares available for issuance in the form of incentive and nonqualified stock options to certain executives and key employees of Fuel Systems and its subsidiaries who are employed in the United States.

The 2011 Phantom Plan provides for the issuance of cash-settled phantom stock options to certain executives and key employees of Fuel Systems’ and its subsidiaries who are employed outside the United States. A Fuel Systems

Phantom Option represents the right to receive a cash payment equal to the positive difference in value between the exercise price established on the date of grant in U.S. dollars and the fair market value of a share of Fuel Systems Stock on the date of exercise in U.S. dollars, converted to local currency at the conversion rate prevailing on the date of exercise. Pursuant to the terms of the 2011 Phantom Plan, all Fuel Systems Phantom Options must be settled in cash, and no shares of Fuel Systems Stock will be issued under the 2011 Phantom Plan.

The term of a Fuel Systems Option or Fuel Systems Phantom Option may not exceed ten years, and in no event will the exercise price of a Fuel Systems Option or Fuel Systems Phantom Option be less than the fair market value of Fuel Systems Stock on the grant date. Other terms including conditions to vesting and exercise and forfeiture provisions are detailed in grant agreements.

On May 1, 2014, the Compensation Committee approved the incentive Fuel Systems Option and Fuel Systems Phantom Option grants to the Named Executive Officers as reported below in the Grants of Plan-Based Awards Table.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Mr. Johnston (Chair), Mr. Harris, and Mr. Clarke. None of these persons is or has been an officer or employee of Fuel Systems or any of its subsidiaries. In addition, there are no Compensation Committee interlocks between Fuel Systems and other entities involving Fuel Systems’ executive officers and directors who serve as executive officers of such entities.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for 2014 (including two officers who are no longer officers or employees of Fuel Systems):

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)

Mariano Costamagna	2014	$639,303	$—	$—	$—	$8,595	(3)	$647,898
(Chief Executive Officer and Director)(9)	2013 2012	632,562 604,879	34,600 —	— —	— 51,735	8,588 8,336	(3) (3)	675,750 664,949

Pietro Bersani	2014	$353,600	$10,000	$37,754	$—	$8,340	(4)	$409,694
(Chief Financial Officer)	2013	349,049	17,500	55,216	—	7,476	(4)	429,241
	2012	332,500	—	80,025	29,091	3,596	(4)	445,212

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)

Roberto Olivo	2014	$304,356	$—	$—	$—	$301,810	(5)	$606,167
(Executive Director of Operations and Supply, former Co-President and Head of BRC Operations - resigned effective December 31, 2014)(9)	2013 2012	301,796 283,225	17,000 —	76,125 106,700	— 27,302	21,272 19,751	(5) (5)	416,194 436,978

Pier Antonio Costamagna	2014	$—	$—	$—	$—	$418,693	(6)	$418,693
(General Manager of MTM, former Director of Mechanical Engineering of MTM - resigned effective February 5, 2014)(9)	2013 2012	421,352 397,428	17,953 —	— —	— 30,194	1,355 1,312	(6) (6)	440,660 428,934

Michael Helfand	2014	$293,280	$5,000	$24,915	$—	$21,054	(7)	$344,248
(Senior Vice President Finance and Chief Accounting Officer)	2013 2012	289,505 279,000	20,139 —	36,439 53,350	— 24,128	21,970 20,758	(7) (7)	368,053 377,236

Marco Seimandi	2014	$213,182	$5,000	$26,025	$—	$54,625	(8)	$298,832
(Executive Director of Automotive Sales and Marketing) (9)	2013 2012	210,482 196,169	12,500 —	38,063 53,350	— 15,648	52,795 50,856	(8) (8)	313,840 316,024

(1)	Amounts represent bonuses paid outside the Incentive Bonus Plan.
(2)	The fair value of Fuel Systems Options and Fuel Systems Phantom Option grants is computed in accordance with FASB ASC 718. See Note 13 of the notes to the consolidated financial statements included within the Annual Report on Form 10-K for a discussion of the calculation of the fair value of these awards.
(3)	Of this amount for 2014, $6,645 represents fees paid to Mr. Mariano Costamagna as President of the board of directors of one of Fuel Systems’ subsidiaries, and $1,950 represents life insurance premiums paid by Fuel Systems. Of this amount for 2013, $6,640 represents fees paid to Mr. Mariano Costamagna as President of the board of directors of one of Fuel Systems’ subsidiaries, and $1,948 represents life insurance premiums paid by Fuel Systems. Of this amount for 2012, $6,430 represents fees paid to Mr. Mariano Costamagna as President of the board of directors of one of Fuel Systems’ subsidiaries, and $1,906 represents life insurance premiums paid by Fuel Systems.
(4)	Of this amount for 2014, $540 represents life insurance premiums paid by Fuel Systems and $7,800 represents 401(k) plan matching contributions. Of this amount for 2013, $159 represents life insurance premiums paid by Fuel Systems and $7,317 represents 401(k) plan matching contributions. Of this amount for 2012, $18 represents life insurance premiums paid by Fuel Systems and $3,578 represents 401(k) plan matching contributions.
(5)	Of this amount for 2014, $5,813 represents life insurance premiums paid by Fuel Systems, $3,000 represents 401(k) plan matching contributions, $15,721 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation, $50,000 represents a severance payment in relation with a Separation Agreement and General Release entered into in connection with Mr. Olivo’s resignation from employment with Fuel Systems effective December 31, 2014, and $227,276 represents the US Dollars equivalent of an aggregate severance and settlement payment of €171,000 in relation with a Settlement Agreement with MTM also in connection with Mr. Olivo’s resignation effective December 31, 2014. Of this amount for 2013, $2,564 represents life insurance premiums paid by Fuel Systems, $3,000 represents 401(k) plan matching contributions, and $15,708 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation. Of this amount for 2012, $2,332 represents life insurance premiums paid by Fuel Systems, $2,792 represents 401(k) plan matching contributions, and $14,627 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation.
(6)	Of this amount for 2014, $1,356 represent life insurance premiums paid by Fuel Systems and $417,337 represent the US Dollar equivalent of €314,000 recognized as severance pursuant to a Settlement Agreement entered into by Mr. Pier Antonio Costamagna with MTM S.r.L. in connection with his retirement as an executive officer of Fuel Systems and as General Manager of MTM S.r.L., effective February 5, 2014. The total amount agreed upon in the Settlement Agreement was €350,000, of which €50,000 to be recognized as a non-competition covenant for the two years’ period from June 2014 to June 2016. For 2013 and 2012 these amounts represent life insurance premiums paid by Fuel Systems.
(7)	Of this amount for 2014, $1,254 represents life insurance premiums paid by Fuel Systems, $7,800 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2013, $201 represents life insurance premiums paid by Fuel Systems, $9,769 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance. Of this amount for 2012, $28 represents life insurance premiums paid by Fuel Systems, $8,730 represents 401(k) plan matching contributions, and $12,000 represents an automobile allowance.
(8)

Of this amount for 2014, $3,443 represents life insurance premiums paid by Fuel Systems, $16,570 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation, and $34,612 represent fees paid to Mr. Seimandi as member of the board of directors of Fuel Systems’ subsidiaries. Of this amount for 2013, $2,457 represents life insurance premiums paid by Fuel Systems, $15,754 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation, and

$34,584 represents fees paid to Mr. Seimandi as member of the board of directors of Fuel Systems’ subsidiaries. Of this amount for 2012, $2,276 represents life insurance premiums paid by Fuel Systems, $15,090 represents Fuel Systems’ match on deferred severance compensation, in accordance with the Italian TFR legislation, and $33,490 represent fees paid to Mr. Seimandi as member of the board of directors of Fuel Systems’ subsidiaries.
(9)	Messrs. Mariano Costamagna and Roberto Olivo each received a portion of their compensation in US Dollars, and a portion in Euros. Mr. Pier Antonio Costamagna and Mr. Marco Seimandi both received their entire compensation in Euros. Amounts in Euros were converted to US Dollars based on the average conversion rate for the applicable year.

Grants of Plan-Based Awards Table

The following table summarizes the grants of plan-based awards to the Named Executive Officers during 2014:

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards (2)
Mariano Costamagna	—	—	—	—
Pietro Bersani	5/1/2014	5,440	$10.37	$37,754
Roberto Olivo (3)	5/1/2014	7,500	$10.37	$52,050
Pier Antonio Costamagna	—	—	—	—
Michael Helfand	5/1/2014	3,590	$10.37	$24,915
Marco Seimandi	5/1/2014	3,750	$10.37	$26,025

(1)	Represent Fuel Systems Options granted under the 2011 Plan and, in the case of Mr. Olivo and Mr. Seimandi, Fuel Systems Phantom Options granted under the 2011 Phantom Plan.
(2)	Fair value is based on quoted market price of Fuel Systems Stock on the grant dates. Fair value is computed in accordance with FASB ASC 718. See Note 13 of the notes to the consolidated financial statements included within the Annual Report on Form 10-K for a discussion of the calculation of the fair value of these awards.
(3)	Mr. Olivo’s grant was forfeited upon his resignation effective December 31, 2014.

Outstanding Equity Awards at Fiscal Year End 2014

The following table provides a summary of Fuel Systems Option, Fuel Systems Phantom Option and unvested Fuel Systems Restricted Stock awards held by the Named Executive Officers that were outstanding as of December 31, 2014. No unvested Fuel Systems Restricted Stock was held by the Named Executive Officers at December 31, 2014.

	Option Awards						Stock Awards
	Number of Securities Underlying Unexercised Options (#)		Number of Securities Underlying Unexercised Options (#)		Option Exercise Price	Option Expiration	Number of Shares of Stock That Have Not Vested	Market Value of Shares of Stock That Have Not Vested
	Exercisable		Unexercisable		($ /sh)	Date	(#)	($)
Mariano Costamagna	—		—		—	—	—	—
Pietro Bersani	—	(1)	5,440	(1)	10.37	5/1/2024	—	—
	1,088	(2)	4,352	(2)	15.06	5/1/2023	—	—
	4,500	(3)	3,000	(3)	15.97	12/15/2021	—	—
Roberto Olivo	—	(4)	7,500	(4)	10.37	5/1/2024	—	—
	1,500	(4)	6,000	(4)	15.06	5/1/2023	—	—
	6,000	(4)	4,000	(4)	15.97	12/15/2021
Pier Antonio Costamagna	—	(5)	—	(5)	—	—	—	—
Michael Helfand	—	(6)	3,590	(6)	10.37	5/1/2024	—	—
	718	(7)	2,872	(7)	15.06	5/1/2023	—	—
	3,000	(8)	2,000	(8)	15.97	12/15/2021	—	—
Marco Seimandi	—	(9)	3,750	(9)	10.37	5/1/2024	—	—
	750	(10)	3,000	(10)	15.06	5/1/2023	—	—
	3,000	(11)	2,000	(11)	15.97	12/15/2021	—	—

(1)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 1088 at 5/1/2015, 1088 at 5/1/2016, 1088 at 5/1/2017, 1088 at 5/1/2018, and 1088 at 5/1/2019.
(2)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 1088 at

5/1/2015, 1088 at 5/1/2016, 1088 at 5/1/2017, and 1088 at 5/1/2018.
(3)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 1500 at 12/15/2015, and 1500 at 12/15/2016.
(4)	Mr. Olivo forfeited his unvested Fuel Systems Phantom Options upon resignation effective December 31, 2014. Mr. Olivo had exercisable Fuel Systems Phantom Options for 7,500 underlying securities as of December 31, 2014, which were subsequently forfeited 30 days after his resignation.
(5)	Mr. Pier Antonio Costamagna resigned effective February 5, 2014. Mr. Pier Antonio Costamagna held exercisable stock options for 10,000 underlying securities with an option exercise price of $11.40 per share, which expired unexercised on 5/17/2014.
(6)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 718 at 5/1/2015, 718 at 5/1/2016, 718 at 5/1/2017, 718 at 5/1/2018, and 718 at 5/1/2019.
(7)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 718 at 5/1/2015, 718 at 5/1/2016, 718 at 5/1/2017, and 718 at 5/1/2018.
(8)	Represent stock options awarded under the 2011 Plan. The unvested awards vest over time as follows: 1000 at 12/15/2015, and 1000 at 12/15/2016.
(9)	Represent stock options awarded under the 2011 Phantom Plan. The unvested awards vest over time as follows: 750 at 5/1/2015, 750 at 5/1/2016, 750 at 5/1/2017, 750 at 5/1/2018, and 750 at 5/1/2019.
(10)	Represent stock options awarded under the 2011 Phantom Plan. The unvested awards vest over time as follows: 750 at 5/1/2015, 750 at 5/1/2016, 750 at 5/1/2017, and 750 at 5/1/2018.
(11)	Represent stock options awarded under the 2011 Phantom Plan. The unvested awards vest over time as follows: 1000 at 12/15/2015, and 1000 at 12/15/2016.

Option Exercises and Stock Vested in 2014

There was no vesting of shares of Fuel Systems Restricted Stock held by the Named Executive Officers during 2014.

There were no Fuel Systems Options exercised during 2014 by the Named Executive Officers.

Pension Benefits

Fuel Systems does not have any defined benefit pension plans.

Retirement Agreement

Fuel Systems entered into a retirement agreement with Mariano Costamagna on April 24, 2015 (the “Retirement Agreement”), under which Mr. Costamagna and Fuel Systems agreed that Mr. Costamagna will retire by December 31, 2015 as the Chief Executive Officer of Fuel Systems, relinquish all executive authority with regard to Fuel Systems’ wholly-owned subsidiary, MTM S.r.L. (“MTM”), and resign from all positions as director, officer, executive or employee of all other Fuel Systems subsidiaries. Following such retirement date, Mr. Costamagna will remain as a director of Fuel Systems and MTM and be entitled to compensation as a non-management director of such companies. Under the Retirement Agreement, Mr. Costamagna will be paid €450,000 by MTM on December 31, 2015, provided that Mr. Costamagna’s employment is not terminated for “cause” (as defined under the Retirement Agreement) prior to such date. In addition, Mr. Costamagna was granted 100,000 Fuel Systems RSUs, which vest on December 31, 2016, 60% of which will be settled in stock and 40% of which will be settled in cash, subject to Mr. Costamagna complying with the restrictive covenants contained in the Retirement Agreement. Under the Retirement Agreement, Mr. Costamagna agreed to certain restrictive covenants, including non-solicitation and non-competition for the longer of (i) 12 months following the date he ceases to serve as Chief Executive Officer of Fuel Systems and (ii) six months following the date he ceases to be a director of both MTM and Fuel Systems. Mr. Costamagna agreed that 100,000 Fuel Systems RSUs had a value on the date of the Retirement Agreement of €1,020,000 and that would be the liquidated damages for any violation of the restrictive covenants. Upon consummation of the Merger, consistent with the treatment of all outstanding Fuel Systems RSUs, any outstanding Fuel Systems RSUs awarded under the Retirement Agreement will be assumed by Westport, will be convertible into Westport Shares and will continue to have the same terms and conditions, including vesting and payment terms, as were in effect prior to the Merger.

The Retirement Agreement was not entered into in contemplation of the Merger or any sale of Fuel Systems or any of its assets, but was part of succession planning for Fuel Systems. Under the Retirement Agreement, Mr. Costamagna agreed that the Fuel Systems Board would commence a search for his successor as CEO, and he would cooperate with that search and, in the interim period, the Fuel Systems Board would appoint a Chief Operating Officer for Fuel Systems and MTM with whom Mr. Costamagna would cooperate. Mr. Costamagna may elect to retire before December 31, 2015 without forfeiting any payment or benefit provided for under the Retirement Agreement.

On December 16, 2015, Mariano Costamagna entered into an amendment (the “Amendment”) to the Retirement Agreement with Fuel Systems and MTM. Mr. Costamagna agreed to continue serving as the Chief Executive Officer of Fuel Systems and to maintain executive authority with regard to MTM beyond the originally agreed retirement date of December 31, 2015. The Amendment provides for Mr. Costamagna to continue to serve in such capacities until the earlier of (i) the closing date of the Merger with Westport, and (ii) April 30, 2016. All other terms of the Retirement Agreement and the Restricted Stock Unit Agreement entered into as of April 24, 2015 between Fuel Systems and Mr. Costamagna remain unchanged and are in full force and effect.

Potential Payments upon Termination or Change in Control

On August 6, 2015, Fuel Systems entered into supplemental employment agreements with Pietro Bersani and Michael Helfand, with a term ending on July 1, 2018, to supplement their at-will employment (the “Supplemental Agreements”). The Supplemental Agreements provide for a bonus in the amount of $365,000 for Mr. Bersani and $300,000 for Mr. Helfand, if a change of control occurs and they remain in the employment of Fuel Systems through the closing of the change of control transaction. In addition, the Supplemental Agreements provide that if they are terminated by Fuel Systems without cause or resign for good reason within 12 months of a change of control, Fuel Systems will pay them severance of 100% of base salary, fully vest their Fuel Systems RSUs issued on April 24, 2015 and pay the value of the units in cash, and provide continued medical benefits for eighteen months after termination at Fuel Systems’ expense.

The description of the Supplemental Agreements set forth above is not complete and is qualified in its entirety by reference to the Supplemental Agreements, copies of which are attached as Exhibits 10.12 and 10.13 to Fuel Systems’ prior Quarterly Report on Form 10-Q for the period ended June 30, 2015 available on the SEC’s EDGAR System at www.sec.gov/edgar.shtml under Fuel Systems’ profile.

Except as described above, none of the Named Executive Officers have specific severance arrangements. The Compensation Committee has on occasion determined to provide severance to departing executives.

Treatment of Incentive Compensation. No employee is eligible to receive an incentive compensation award (in cash or Fuel Systems Restricted Stock) if he or she is not employed by Fuel Systems on the date the awards are made. Therefore, even if one of the Named Executive Officers was eligible in all other respects to receive incentive compensation (for example, he worked for a profitable division, he met his personal performance goals and was employed by Fuel Systems or one of its subsidiaries for at least the final six months of the fiscal year), he would not be entitled to any award unless he continued to be employed by Fuel Systems’ on the award grant date.

If any employee who has received a Fuel Systems Restricted Stock award under the Fuel Systems Plans leaves Fuel Systems for any reason, his or her Fuel Systems Restricted Stock that remains unvested on the date of termination is forfeited.

Treatment of Stock Option Awards. Pursuant to the terms of the underlying grant agreements, outstanding, unvested Fuel Systems Options and Fuel Systems Phantom Options are forfeited upon termination of employment for any reason. Upon Completion of the Merger, any then outstanding, unvested stock options become fully vested. As of December 31, 2014, all Named Executive Officers have outstanding stock options, except Mr. Mariano Costamagna and Mr. Pier Antonio Costamagna.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of the Information Circular, no executive officer, director, employee or former executive officer, director or employee of Fuel Systems or of any of its subsidiaries is: (i) indebted to Fuel Systems or any of its subsidiaries for any purpose; or (ii) is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding granted by Fuel Systems or any of its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Board Arrangements

Fuel Systems entered into an agreement, dated October 29, 2014 (the “Board Agreement”), with Steven R. Becker, Matthew A. Drapkin, Becker Drapkin Management, L.P., and certain of their affiliates. Pursuant to the terms of the Board Agreement, (i) the Fuel Systems Board was expanded from seven to eight total directors, (ii) Mr. Becker was appointed to the Fuel Systems Board, (iii) Mr. Becker was appointed to the Nominating and Corporate Governance Committee, (iv) Mr. Nall was appointed to the office of Chairman of the Fuel Systems Board, and (v) Mr. Becker was appointed to the strategy committee.

Independent Directors

The Fuel Systems Board has determined that Messrs. Nall, Di Toro, Pompeo, Clarke, Harris, Johnston and Becker are independent under NASDAQ rules. In making its determination of independence regarding Mr. Di Toro, the Fuel Systems Board considered the work performed for Fuel Systems by the law firm of Grosso, de Rienzo, Riscossa, Di Toro, e Associati, where Mr. Di Toro is a partner. For the year ended December 31, 2014, Fuel Systems incurred approximately $161,000 for fees and related expenses from Mr. Di Toro’s law firm.

Number of Meetings of the Board of Directors

The Fuel Systems Board held 17 meetings during 2014. Directors are expected to attend Fuel Systems Board meetings and meetings of committees for which they serve, and to spend time needed and meet as frequently as necessary to properly discharge their responsibilities. The standing committees of the Fuel Systems Board (Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee) held an aggregate of 26 meetings during the year. Each director attended at least 75% of the meetings of the Fuel Systems Board and the Committees of the Fuel Systems Board on which the director served.

Fuel Systems currently has a policy that requires all of its directors to attend the annual stockholder meeting unless an emergency prevents them from doing so. All of Fuel Systems’ directors who were serving on the Fuel Systems Board at the time attended its 2014 annual meeting.

Fuel Systems’ requires its outside, independent directors to meet in executive sessions on a periodic basis without management present. Fuel Systems’ Chairman presides at the executive sessions of outside, independent directors.

Committees

Compensation Committee. Current members of the Compensation Committee are Mr. Johnston (Chair), Mr. Harris, and Mr. Clarke. The function of the Compensation Committee is to consider and approve executive compensation policies and compensation to be paid to Fuel Systems’ executive officers, as well as to consider and submit to the Fuel Systems Board recommending non-employee director compensation. All of the members of the Compensation Committee are independent under NASDAQ rules. The Fuel Systems Board has adopted a written charter for the Compensation Committee, a copy of which is available on Fuel Systems’ website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The Compensation Committee met 5 times during 2014.

Nominating and Corporate Governance Committee. Current members of the Nominating and Corporate Governance Committee are Mr. Nall (Chair), Mr. Di Toro, Mr. Pompeo, Mr. Clarke, and Mr. Becker. Mr. Becker was appointed to the Nominating and Corporate Governance Committee in October 2014. The Nominating and Corporate

Governance Committee is responsible for recruiting and recommending candidates for membership on the Fuel Systems Board. The Fuel Systems Board has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on Fuel Systems’ website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The members of the Nominating and Corporate Governance Committee are independent under NASDAQ rules. The Nominating and Corporate Governance Committee met 8 times during 2014.

Audit Committee. Current members of the Audit Committee are Mr. Pompeo (Chair), Mr. Nall, Mr. Harris, and Mr. Johnston. Mr. Bryan served on the Audit Committee until he retired as a director in May 2014. The Fuel Systems Board has determined that Mr. Pompeo, Mr. Nall and Mr. Johnston are Audit Committee Financial Experts within the current SEC rules. The Audit Committee reviews with Fuel Systems’ independent registered public accounting firm the scope, results and costs of the annual audit and Fuel Systems’ accounting policies and financial reporting. The Audit Committee met 13 times during 2014. The Fuel Systems Board has adopted a written charter for the Audit Committee, a copy of which is available on Fuel Systems’ website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The members of the Audit Committee are independent under NASDAQ rules and meet the requirements under SEC rules. The following fees were incurred by Fuel Systems’ independent registered public accounting firm, PricewaterhouseCoopers LLP, for 2014 and 2013:

	2014	2013
Audit fees (1)	$2,143,000	$1,865,000
Tax fees (2)	51,000	84,000
All other fees (3)	76,000	7,000

Total fees	$2,270,000	$1,956,000

(1)	Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of Fuel Systems’ annual consolidated financial statements for 2014 and 2013, the audit of the effectiveness of Fuel Systems’ internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, the review of the consolidated financial statements included in Fuel Systems’ quarterly reports on Form 10-Q for 2014 and 2013, as well as professional services billed by PricewaterhouseCoopers LLP in connection with statutory audits performed for certain foreign subsidiaries.
(2)	Tax fees consist of the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for tax preparation services, tax planning and tax assistance for 2014 and 2013, respectively.
(3)	In 2014, “All other fees” includes professional services billed by PricewaterhouseCoopers LLP in connection with information technology segregation of duties, consulting activities and conflict minerals regulation-related activities, as well as a technical accounting tool renewal license. In 2013, “All other fees” includes professional services billed by PricewaterhouseCoopers LLP in connection with assistance at inventory counts at one subsidiary location, as well as a technical accounting tool renewal license.

Board Leadership Structure and Oversight of Risk

The Fuel Systems Board is responsible for providing oversight of its affairs. The Fuel Systems Board has adopted Corporate Governance Principles, which outline Fuel Systems’ corporate governance policies and procedures, including, among other topics, director responsibilities, the Fuel Systems Board committees, management succession and performance evaluations of the Fuel Systems Board.

The Fuel Systems Board leadership structure currently consists of shared responsibility between a Chairman of the Fuel Systems Board and the CEO. Fuel Systems’ Corporate Governance Principles provide that in the event there is a Chairman of the Fuel Systems Board, the positions of Chairman and the CEO are to be held by separate individuals. Since January 1, 2005, Mariano Costamagna has served as the CEO of Fuel Systems. If the positions of Chairman of the Fuel Systems Board and CEO are not held by separate individuals, the Corporate Governance Principles require that there be a Lead Director. In October 2014, the Fuel Systems Board appointed Mr. Nall (formerly Lead Director) as Chairman of the Fuel Systems Board. Mr. Nall serves as the Chairman of the Fuel Systems Board and, in accordance with the Corporate Governance Principles, meets the independence requirements of NASDAQ. The Chairman of the Fuel Systems Board, among other responsibilities, works with the CEO and the Fuel Systems Board to prepare Fuel Systems Board meeting agendas and schedules, acts as liaison to other independent members of the Fuel Systems Board, and presides at the Fuel Systems Board meetings.

Fuel Systems believes that the current Fuel Systems Board leadership structure is an appropriate structure for Fuel Systems and its stockholders at this time. The sharing of responsibilities between the CEO and the Chairman of the Fuel Systems Board allows, on the one hand, the CEO to focus his energy on strategy and management of Fuel Systems and its operating subsidiaries, and on the other hand, the Fuel Systems Board to focus on oversight of strategic planning and risk management of Fuel Systems.

As explained above, the Fuel Systems Board has three standing committees—the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. Fuel Systems’ Audit Committee is responsible for overseeing certain accounting related aspects of Fuel Systems’ risk management processes while the full Fuel Systems Board focuses on overall risk management. The Audit Committee and the full Fuel Systems Board focus on what they believe to be the most significant risks facing Fuel Systems’ and its general risk management strategy, and also attempt to ensure, together with the CEO, that risks undertaken by Fuel Systems is consistent with Fuel Systems Board’s appetite for risk. While the Fuel Systems Board oversees Fuel Systems’ risk management, management is responsible for day-to-day risk management processes. Fuel Systems believes this division of responsibilities at the present time is an appropriate approach for addressing the risks facing it and that Fuel Systems Board leadership structure supports this approach. Fuel Systems can offer no assurance that this structure, or any other structure, will be effective in all circumstances.

Procedure for Stockholder Recommendations for Director Nominees

The Nominating and Corporate Governance Committee has no formal policy with respect to consideration of stockholder recommended director candidates but will consider various potential candidates for director that may come to the Committee’s attention through current Fuel Systems Board members, professional search firms, stockholders and other persons. There have been no changes to this process. The Fuel Systems Board believes it is appropriate not to establish a formal policy. In selecting director nominees the Nominating and Corporate Governance Committee considers, among other factors, (1) the competencies and skills that the candidate possesses and the candidate’s areas of qualification and expertise that would enhance the composition of the Fuel Systems Board, and (2) how the candidate would contribute to the Fuel Systems Board’s overall balance of expertise, perspectives, backgrounds and experiences in substantive matters pertaining to Fuel Systems’ business. Although the Nominating and Corporate Governance Committee has not adopted a formal diversity policy with regard to the selection of director nominees, diversity is one of the factors that the Nominating and Corporate Governance Committee considers in identifying nominees for director. The Nominating and Corporate Governance Committee has not established any minimum qualifications for directors, but identifies and evaluates each candidate on a case-by-case basis including an evaluation of business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment and other Fuel Systems Board service. The Nominating and Corporate Governance Committee has adopted Corporate Governance Principles, a copy of which is available on Fuel Systems’ website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. The Nominating and Corporate Governance Committee adopted in March 2010 minimum stockholding requirements for directors: directors must hold 2,000 shares of Fuel Systems Stock within two years of adoption of the requirement or, with respect to newly elected directors, within two years of election to the Fuel Systems Board.

Code of Business Conduct and Ethics

Fuel Systems’ Code of Conduct applies to all directors, officers and employees, including the CEO, Chief Financial Officer and Chief Accounting Officer. You can find a copy of Fuel Systems’ Code of Conduct on its website at www.fuelsystemssolutions.com under the caption “Corporate Governance”. Fuel Systems will post any amendments to or waivers from the Code of Conduct on its website as may be required under applicable SEC and NASDAQ rules.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Please refer to the Fuel Systems 10-Q and the Fuel Systems Excerpted 10-Ks attached as Schedule “A” and Schedule “B”, respectively, to this Appendix E for information regarding certain relationships and related transactions.

RISK FACTORS

In addition to those risks noted below, Westport Shareholders should carefully consider the risk factors outlined under the headings “Risk Factors” in the Information Circular and “Appendix D - Pro Forma Information Concerning Westport Innovations Inc. After Giving Effect to the Merger”. Management of Fuel Systems believes that the risks described below are the material risks relating to Fuel Systems as at the date of the Information Circular, although the information below does not purport to be an exhaustive list or summary of all of the risks that Fuel Systems may encounter. Additional risks and uncertainties not known to Fuel Systems as at the date of the Information Circular, or that Fuel Systems deems to be immaterial as at the date of the Information Circular, may also have an adverse effect on its business. References herein to “Fuel Systems” include its successors.

An expansion of OEM offering of gaseous fuel vehicles employing internally developed OEM technology would likely result in a decrease in Fuel Systems’ revenue and profit margins.

Fuel Systems derives a substantial portion of its revenue from the sale of gaseous fuel systems and components to automobile OEMs. An expansion in the offering of OEM gaseous fuel vehicles employing internally developed OEM technology could reduce demand for Fuel Systems’ systems and components and would likely have a negative impact on Fuel Systems’ revenue and profits.

Fuel Systems currently faces, and will continue to face, significant competition, which could have a material and adverse effect on it.

Fuel Systems currently competes with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Fuel Systems’ competitors in the future may have greater name recognition, larger customer bases, broader global reach and a wider array of product lines, as well as greater financial resources and access to capital than Fuel Systems has. Fuel Systems is also subject to competition from other alternative fuels and alternative fuel technologies, including ethanol, electric and hybrid electric and fuel cells, and Fuel Systems cannot assure you that such technologies will not be favored over gaseous fuel technologies in the future. Fuel Systems also cannot assure you that its competitors will not create new and improved innovative gaseous fuel technologies. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as Fuel Systems or to employ competing technologies. Further, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, either alone or in combination, the total potential demand for, and pricing of, Fuel Systems’ products could be negatively affected and cause it to lose business, which could materially and adversely affect Fuel Systems.

Fuel Systems maintains a significant investment in inventory and has made significant investments in the expansion of its operations to meet demand for its product without long-term contracts with customers. A decline in Fuel Systems’ customers’ purchases would lead to a decline in its revenue and could result in a decrease in Fuel Systems’ operating results and cash flows.

Fuel Systems does not have long-term contracts with its customers. Generally, Fuel Systems’ product sales are made on a purchase order basis, which allows its customers to reduce or discontinue their purchases from Fuel Systems. Accordingly, Fuel Systems cannot predict the timing, frequency or size of its future customer orders. Fuel Systems ability to accurately forecast its sales is further complicated by the continuing global economic and financial uncertainty. Fuel Systems’ total inventory at September 30, 2015 was $66.7 million, a decrease of $21.7 million compared to Fuel Systems’ total inventory at September 30, 2014. If Fuel Systems fails to anticipate the changing needs of its customers and accurately forecast its customer demands, Fuel Systems’ existing and potential customers may not place orders with it, which would decrease its revenue, and Fuel Systems may accumulate significant inventories of products that it will be unable to sell which may result in a significant decline in the value of its inventory. As a result, Fuel Systems’ revenue, gross profit and other operating results and cash flows may be materially and adversely affected.

Fuel Systems may continue to make significant investments in its business without any guarantees or long-term commitments from its customers that they will continue to purchase its components and systems with the same timing, frequency and size as it expects. As a result, if there is insufficient demand for Fuel Systems’ components and systems, Fuel Systems may not recover the costs of any increased investment in its operations, which could have a material, adverse effect on its financial position, liquidity and results of operations.

Reduced consumer or corporate spending due to weakness in the financial markets and uncertainties in the economy, domestically and internationally, may materially and adversely affect Fuel Systems’ revenue, operating results and cash flows.

Fuel Systems depends on demand from the consumer, OEM, contract manufacturing, industrial, automotive and other markets it serves for the end market applications that use its products and services. All of these markets have been, and may continue to be, affected by the instability in global financial markets. Reductions in consumer or corporate demand for Fuel Systems’ products and services as a result of uncertain conditions in the macroeconomic environment, such as volatile energy prices, inflation, fluctuations in interest rates, difficulty securing credit, extreme volatility in security prices, diminished liquidity, or other economic factors, may materially and adversely affect its revenue, operating results and cash flows.

Weak economic conditions, such as those being experienced in Europe, may materially impact Fuel Systems’ customers and suppliers with which it does business. Currently, the demand in Europe for new automobiles remains weak. Economic and financial market conditions that adversely affect Fuel Systems’ customers may cause them to terminate existing purchase orders, reduce the volume of products they purchase from it in the future or seek price concessions. In connection with the sale of products, Fuel Systems normally does not require collateral as security for customer receivables and does not purchase credit insurance. Fuel Systems may have significant balances owing from customers who operate in cyclical industries or who may not be able to secure sufficient credit in order to honor their obligations to it. Failure to collect a significant portion of amounts due on those receivables could have a material adverse effect on Fuel Systems’ results of operations, liquidity and financial condition.

Adverse economic and financial market conditions may also cause Fuel Systems’ suppliers to be unable to provide materials and components to it or may cause suppliers to make changes in the credit terms they extend to it, such as shortening the required payment period for its amounts owing them or reducing the maximum amount of trade credit available to it. While Fuel Systems has not yet experienced changes of this type, they could have a material adverse effect on Fuel Systems’ results of operations, liquidity and financial condition. If Fuel Systems is unable to successfully anticipate changing economic and financial markets conditions, Fuel Systems may be unable to effectively plan for, and respond to, those changes, and Fuel Systems could be materially and adversely affected.

Currency exchange rate fluctuations may adversely affect Fuel Systems’ operating results and cash flows and may have a material adverse effect on its revenue and overall financial results.

Because of Fuel Systems’ significant operations outside of the United States, Fuel Systems engages in business relationships and transactions that involve many different currencies. Exchange rates between the U.S. dollar and the local currencies in these foreign locations where Fuel Systems does business can vary unpredictably. These variations may have an effect on the prices Fuel Systems pays for key materials and services from overseas vendors in its functional currencies under agreements that are priced in local currencies. If the rate of the U.S. dollar depreciates against local currencies, Fuel Systems’ effective costs for such materials and services would increase, adversely affecting its operating results and cash flows.

For the nine months ended September 30, 2015, non-U.S. operations accounted for approximately 83.0% of Fuel Systems’ revenue. Most revenues and expenses of Fuel Systems’ non-U.S. operations are in local currency. Fuel Systems financial statements are presented in U.S. dollars, therefore, gains and losses on the conversion of foreign currency denominated expenses into U.S. dollars could cause fluctuations in its operating results, and fluctuating exchange rates could cause significantly reduced revenue and gross margins from non-U.S. dollar-denominated revenue, which could materially and adversely affect Fuel Systems’ overall financial results.

Also, for the nine months ended September 30, 2015, Euro denominated revenue accounted for approximately 53.6% of Fuel Systems’ total revenue; therefore a substantial appreciation in the rate of exchange of the U.S. dollar against the Euro could have a significant adverse effect on Fuel Systems’ financial results.

Fuel Systems currently does not engage in financial hedging against these risks and may not be able to hedge against these risks in the future.

Fluctuation in oil or natural gas prices (including LPG) may result in a decline in the demand for Fuel Systems’ products and services, which would materially and adversely affect its revenue, operating results and cash flows.

Fuel Systems believes that its sales are favorably impacted by changes in consumer demand during times of rising oil prices and concern over potential increases in oil prices. Conversely, when oil prices decrease and remain low or continue to decrease, it may result in a decline of the demand for Fuel Systems’ products and services. In addition, volatility in the price of natural gas may have an equal though opposite impact on the demand for Fuel Systems’ products and services. The potential decline in the demand for Fuel Systems’ products and services caused by these price fluctuations could materially and adversely affect Fuel Systems’ revenue, operating results and cash flows.

Fuel Systems engages in related party transactions, which result in a conflict of interest involving its management.

Fuel Systems has engaged in the past, and continues to engage, in a significant number of related party transactions, specifically between Fuel Systems’ foreign subsidiaries and members of the family of Mariano Costamagna, the Chief Executive Officer, Director and one of Fuel Systems’ largest stockholders, his brother Pier Antonio Costamagna (one of Fuel Systems’ former executive officers who retired, effective February 5, 2014, as General Manager of MTM, S.r.L. (“MTM”), a wholly owned subsidiary of Fuel Systems), and companies in which the Chief Executive Officer’s family has controlling or other ownership interests. The Fuel Systems Board, its Audit Committee and its Nominating and Corporate Governance Committee seek to review on an ongoing basis related party transactions as well as identify and evaluate new potential related party transactions to properly account for, disclose and maintain control over these transactions. Fuel Systems cannot assure you that the terms of the transactions with these various related parties are on terms as favorable to it as those that could have been obtained in arm’s-length transactions with third parties, or that the existing policies and procedures are sufficient to identify and completely address all related party transactions and conflicts of interest that may arise. Related party transactions could result in related parties receiving more favorable treatment than an unaffiliated third party would receive, although these parties may provide goods or services that are not readily available elsewhere in some situations. In addition, related party transactions present difficult conflicts of interest, could result in significant and minor disadvantages to the company and may impair investor confidence, which could materially and adversely affect us. Related party transactions could also cause Fuel Systems to become materially dependent on related parties in the ongoing conduct of its business, and related parties may be motivated by personal interests to pursue courses of action that are not necessarily in the best interests of the company and its stockholders.

Fuel Systems faces risks associated with marketing, distributing, and servicing its products internationally and could be adversely affected if Fuel Systems is unable to grow its business in developing and emerging markets or as a result of political and economic instability or civil unrest in these markets.

In addition to Fuel Systems’ operations in the United States, Fuel Systems currently operates in Canada, Italy, the Netherlands, Japan, Brazil, Argentina and Venezuela, and market its products and technologies in other international markets, including both industrialized and developing countries. During the years ended December 31, 2014, 2013, and 2012 approximately 27.2%, 29.7%, and 25.0% of Fuel Systems’ revenue, respectively, was derived from sales to customers located within the United States and Canada. During the years ended December 31, 2014, 2013, and 2012 approximately 72.8%, 70.3%, and 75.0% of its revenue, respectively, was derived from sales to customers located in Asia-Pacific, Europe, and Latin America. Additionally, at December 31, 2014, approximately 84.0% of its employees and 65.2% of Fuel Systems’ distributors and dealers worldwide were located outside the United States. Political and economic instability or civil unrest in the markets where Fuel Systems operates, including Venezuela, could have a material adverse impact on Fuel Systems’ sales.

Fuel Systems’ combined international operations are subject to various risks common to international activities, such as the following:

•	Fuel Systems’ ability to maintain good relations with its overseas employees, suppliers, distributors and customers to collect amounts owed from its overseas customers;

•	the possibility that Fuel Systems’ distributors and agents will continue to sell products into countries subject to United States sanctions notwithstanding Fuel Systems’ policies prohibiting such sales;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including, without limitation, the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	complying with a wide variety of laws and regulations, including product certification, environmental, and import and export laws;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability;

•	adverse tax consequences, including, without limitation, restrictions on Fuel Systems’ ability to repatriate dividends from Fuel Systems’ subsidiaries; and

•	Government authorities in some countries that may from time to time use fuel price as an instrument of fiscal policy and taxation that may vary for different types of fuels, including gaseous fuels.

From time to time, Fuel Systems restructures its manufacturing capacity, and Fuel Systems may have difficulty managing these changes.

From time to time, Fuel Systems engages in a number of manufacturing expansion and contraction projects, based on the then-current and forecasted needs of its business. In addition, from time to time, Fuel Systems engages in international restructuring efforts in order to better align its business functions with its international operations and transition to other lower cost locations in continuation of Fuel Systems’ cost reduction efforts. These efforts can require significant investment by Fuel Systems, and have in the past and could continue to result in increased expenses, inefficiencies and reduced gross margins.

Fuel Systems’ management team may have difficulty managing its manufacturing capacity and transition projects or otherwise managing any growth or downsizing in its business that it may experience. Risks associated with right-sizing Fuel Systems’ manufacturing capacity may include those related to:

•	managing multiple, concurrent capacity expansion or reduction projects;

•	managing the reduction of employee headcount for facilities where Fuel Systems reduces or ceases its activities;

•	accurately predicting any increases or decreases in demand for Fuel Systems’ products and managing Fuel Systems’ manufacturing capacity appropriately;

•	under-utilized capacity, particularly during the start-up phase of a new manufacturing facility and the effects on Fuel Systems’ gross margin of under-utilization;

•	managing increased employment costs and scrap rates often associated with periods of growth or contraction;

•	implementing, integrating and improving operational and financial systems, procedures and controls, including Fuel Systems’ computer systems;

•	construction delays, equipment delays or shortages, labor shortages and disputes and production start-up problems; and

•	cost overruns and charges related to Fuel Systems’ expansion or contraction of activities.

Fuel Systems’ management team may not be effective in restructuring its manufacturing facilities, and its systems, procedures and controls may not be adequate to support such changes in manufacturing capacity. Any inability to manage changes in its manufacturing capacity may harm Fuel Systems’ profitability and growth.

New technologies may render Fuel Systems’ existing products obsolete, which could materially and adversely affect it.

New developments in technology may negatively affect the development or sale of some or all of Fuel Systems’ products or make its products obsolete. Fuel Systems’ inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact Fuel Systems’ competitive position and may materially and adversely affect it. New product development or modification is costly, involves significant research, development, time and expense and may not necessarily result in the successful commercialization of any new products.

The development of Fuel Systems’ business is dependent on the availability of gaseous fueling infrastructure.

Many countries, including the United States, currently have limited or no infrastructure to deliver natural gas and propane to vehicle based consumers. Currently in the United States, alternative fuels such as natural gas cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured for the United States are equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for Fuel Systems’ products and services. Fuel Systems cannot assure you that the United States or global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of Fuel Systems’ fuel system products.

The unpredictable nature of the developing alternative fuel U.S. automotive business may materially and adversely affect Fuel Systems’ revenue, operating results and cash flows.

Although Fuel Systems believes that it is positioned to compete in the dedicated and bi-fuel natural gas vehicle (NGV) OEM market emerging in the U.S. and Fuel Systems’ vehicle modification and systems integration capabilities for a variety of alternative fuel applications (including CNG and propane) present Fuel Systems with a unique advantage, the unpredictable nature of the developing alternative fuel U.S. automotive business may materially and adversely affect its revenue, operating results and cash flows as well as the recoverability of its initial investments. Fuel Systems’ U.S. automotive business, through acquisitions and additional investments, has the capabilities necessary to be a leader in the U.S. market but Fuel Systems cannot assure you that this market will continue to develop, at what rate it will develop or whether its investments in this market will result in increased sales for Fuel Systems or be profitable.

Fuel Systems could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar foreign anti-bribery laws.

The U.S. Foreign Corrupt Practices Act (“FCPA”) and similar anti-bribery laws in other jurisdictions prohibit companies and their intermediaries and agents from making improper payments to foreign officials, including employees of government owned businesses, as well as private organizations, for the purpose of obtaining or retaining business. During the last few years, the United States Department of Justice and the SEC have brought an increasing number of FCPA enforcement cases, many resulting in very large fines and deferred criminal prosecutions. Fuel Systems operates in many countries which are viewed as high risk for FCPA compliance. Fuel Systems’ Code of Conduct mandates compliance with the FCPA and other similar anti-bribery laws and Fuel Systems has recently instituted training programs for its employees around the world. Despite Fuel Systems’ training programs and compliance policies, there can be no assurance that all employees and third-party intermediaries (including its distributors and agents) will comply with anti-corruption laws. Any such violation could have a material adverse effect on Fuel Systems’ business. As part of Fuel Systems’ anti-bribery policies, in the event that Fuel Systems has reason to believe that Fuel Systems’ employees, agents, distributors or other third parties that transact Fuel Systems’ business have or may have violated applicable anti-corruption laws, including the FCPA, Fuel Systems may investigate or have outside counsel or agents investigate the relevant facts and circumstances. Fuel Systems has incurred and in the future may incur additional compliance costs associated with the implementation of Fuel Systems’ FCPA compliance policies and training programs, which could have a material impact on its business.

In any acquisition or joint venture that Fuel Systems engages in, it exposes itself to the possibility that the employees and agents of such businesses may not have conducted themselves in compliance with the anti-corruption laws of the FCPA. In response to increasing FCPA enforcement actions in the United States, Fuel Systems has sought and continue to seek to impose contractual provisions and undertake cost appropriate due diligence. Fuel Systems cannot provide assurance that it will always be protected from the consequences of acts which may have violated the FCPA.

Violations of the FCPA may result in significant civil and criminal fines, as well as criminal convictions. Violations of the FCPA and other foreign anti-bribery laws, or allegations of such violations, could disrupt Fuel Systems’ business and cause it to suffer civil and criminal financial penalties and other sanctions, which are likely to have a material adverse impact on its business, financial condition, and results of operations.

Fuel Systems is subject to governmental certification requirements and other regulations, and more stringent regulations in the future may impair its ability to market its products.

Fuel Systems must obtain product certification from governmental agencies, such as the EPA and the CARB, to sell certain of its products in the United States and must obtain other product certification requirements in Europe and other regions. A significant portion of Fuel Systems’ future revenue will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. Fuel Systems cannot assure you that its products will meet these standards in the future. Fuel Systems incurs significant research and developments costs to ensure that its products comply with emissions standards and meet certification requirements in the countries where its products are sold. Fuel Systems’ failure to comply with certification requirements could result in the recall of its products as well as civil and/or criminal penalties.

Any new government regulation that affects Fuel Systems’ alternative fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase its costs and the price of its systems and adversely affect the effectiveness of the related technologies. As a result, these regulations could materially and adversely affect Fuel Systems.

Fuel Systems’ business is directly and significantly affected by regulations relating to reducing vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, Fuel Systems’ revenue, operating results and cash flows may decrease significantly.

If regulations relating to vehicle emissions are amended in a manner that may allow for more lenient standards, or if the implementation of such currently existing standards is delayed or suspended, the demand for Fuel Systems’ products and services could diminish, and its revenue, operating results and cash flows could decrease significantly. In addition, demand for Fuel Systems’ products and services may be adversely affected by the perception that emission regulations will be suspended or delayed. Accordingly, Fuel Systems relies on stricter emissions regulations, the adoption of which are out of its control and cannot be assured, to stimulate its growth.

Regulations related to “conflict minerals” may force Fuel Systems to incur additional expenses, may make its supply chain more complex and may result in damage to its reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements require companies to perform due diligence, disclose and report whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of Fuel Systems’ products. In addition, Fuel Systems may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in its products. Since Fuel Systems’ supply chain is complex, Fuel Systems’ may not be able to sufficiently verify the origins for these minerals and metals used in its products through the due diligence procedures that it implements, which may harm its reputation. In addition, Fuel Systems’ may incur additional costs as a result of changes to product, processes or sources of supply as a consequence of these new requirements.

The “conflict mineral” disclosure obligations are complex. Fuel Systems’ first report was filed with the SEC on June 2, 2014 and covers Fuel Systems’ activities during 2013. These reports are dependent upon Fuel Systems’ implemented systems and processes as well as information provided by its suppliers of products that contain, or potentially contain, conflict minerals. To the extent that the information that Fuel Systems receives from its suppliers is inaccurate or inadequate, or if Fuel Systems’ implemented systems and processes to obtain that information does not fulfill the SEC’s requirements, Fuel Systems could face both reputational and SEC enforcement risks.

Some of Fuel Systems’ foreign subsidiaries have done business in countries subject to U.S. sanctions and embargoes.

Some of Fuel Systems’ foreign subsidiaries in the past have sold fuel delivery systems, related parts and accessories to customers in countries currently subject to sanctions and embargoes imposed by the U.S. government, the E.U., the United Nations, and other countries when Fuel Systems did not believe such sales violated these sanctions or embargoes. Fuel Systems may sell products into countries currently subject to sanctions or embargoes if it believes those sales would not violate the sanctions or embargos and the changing embargo regimes with respect to such countries do not present inappropriate business risks. However, the sanctions are complex and are constantly changing. Changing embargo and sanction regimes can make unlawful activities which were previously lawful. Fuel Systems may decide not to sell into countries because of the risk of changing regimes. Fuel Systems believes it has procedures in place to conduct U.S. and foreign operations without violating U.S., EU, or other sanctions. However, if Fuel Systems fails to comply with U.S. sanctions, EU sanctions or other sanctions, it could be subject to material fines and penalties and incur damage to its reputation, which may lead to a reduction in the market price of Fuel Systems Stock.

In addition, Fuel Systems’ foreign subsidiaries’ sales into such countries, even if they did not violate the sanctions and embargos, could reduce demand for Fuel Systems Stock among certain of its investors.

Fuel Systems has goodwill and intangible assets that may become impaired, which could impact its results of operations.

Approximately $3.1 million, or 1.3%, of Fuel Systems’ total assets at September 30, 2015 were net intangible assets, including technology, customer relationships and trade name, but excluding goodwill. Fuel Systems amortizes the intangible assets, with the exception of goodwill, based on its estimate of their remaining useful lives and their values at the time of acquisition. Fuel Systems is required to test goodwill for impairment at least on an annual basis, or earlier if it determines goodwill may be impaired due to change in circumstances. Fuel Systems is required to test the other intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts of the intangible assets may not be recoverable. If impairment exists in any of these assets, Fuel Systems is required to write-down the related asset to its estimated recoverable value as of the measurement date. Such impairment write-downs may significantly impact its results of operations and financial position. For the nine-month period ended September 30, 2015, Fuel Systems recognized an impairment charge of $7.0 million representing the write-off of goodwill associated with two of its reporting units, an impairment charge of $2.3 million representing the write-off of intangible assets associated with one of its reporting units and an impairment charge of $4.5 million representing the write-off of equipment and leasehold improvements associated with two of its reporting units. For the year ended December 31, 2014, Fuel Systems recognized an impairment charge of approximately $39.9 million representing the write-off of goodwill associated with three of its reporting units, and an impairment charge of approximately $1.7 million representing write off of intangible assets associated with two of its reporting units. For the year ended December 31, 2012, Fuel Systems recognized an impairment charge of approximately $9.9 million representing the write-off of goodwill and an impairment charge of approximately $9.9 million representing write off of intangible assets associated with two of its reporting units.

Fuel Systems may not be able to successfully integrate its previously acquired businesses or any future acquired businesses into its existing worldwide business without substantial expenses, delays or other operational or financial problems.

As a part of Fuel Systems’ business strategy, Fuel Systems may seek to acquire additional businesses, technologies or products in the future. Fuel Systems cannot assure you that any prior acquisition or any future transaction it completes will result in long-term benefits to Fuel Systems or its stockholders or that management will be able to integrate or manage the acquired business effectively, efficiently and in a timely manner. Fuel Systems could also incur unanticipated expenses or losses in connection with any acquisition, including as a result of disputes associated with an earn-out right, or future transaction.

Acquisitions entail numerous risks, including difficulties associated with the integration of operations, technologies, products and personnel that, if realized, could harm Fuel Systems’ operating results. Risks related to potential acquisitions include, but are not limited to:

•	difficulties in combining previously separate businesses into a single unit;

•	inability to overcome differences in foreign business practices, accounting practices, customs and importation regulations, language and other barriers in connection with the acquisition of foreign companies;

•	substantial diversion of management’s time and attention from day-to-day business when evaluating and negotiating such transactions and then integrating an acquired business;

•	discovery, after completion of the acquisition, of liabilities assumed from the acquired business or of assets acquired;

•	costs and delays in implementing, and the potential difficulty in maintaining, uniform standards, controls, procedures and policies, including the integration of different information systems;

•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies; and

•	failure to achieve anticipated benefits, such as cost savings and revenue enhancements.

The protection of Fuel Systems’ intellectual property may be costly and ineffective. If Fuel Systems is not able to adequately secure or enforce protection of its intellectual property, then Fuel Systems may not be able to compete effectively and Fuel Systems may not be profitable.

Fuel Systems’ future success depends in part on its ability to protect its intellectual property. Fuel Systems relies primarily on patent and trade secret laws to protect its intellectual property. Fuel Systems currently has numerous patents registered in countries located in North America, Europe, and Asia. Fuel Systems also relies on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect its proprietary rights. However, Fuel Systems cannot be sure that these intellectual property rights provide sufficient protection from competition. Third parties may claim that Fuel Systems products and systems infringe their patents or other intellectual property rights. Third party infringement claims, regardless of their outcome, would not only consume Fuel Systems’ financial resources, but also would divert the time and effort of its management and could result in its customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation. If a competitor were to challenge Fuel Systems’ patents, or assert that Fuel Systems’ products or processes infringe its patent or other intellectual property rights, Fuel Systems could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease operations, any of which could be expensive and have an adverse effect on Fuel Systems’ operating results.

Fuel Systems depends on a limited number of third party suppliers for key materials and components for its products.

Fuel Systems has established relationships with third party suppliers that provide materials and components for its products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet Fuel Systems’ quality, quantity or cost requirements, combined with a delay in Fuel Systems’ ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to it, would harm Fuel Systems’ ability to manufacture its products effectively, or would significantly increase its production costs, either of which could materially and adversely affect Fuel Systems. In addition, Fuel Systems relies on a limited number of suppliers for certain proprietary die cast parts, electronics, software, catalysts and engines for use in Fuel Systems’ end products. Approximately 23.0%, 26.7%, and 24.4% of Fuel Systems purchases of raw materials and services during the years ended December 31, 2014, 2013, and 2012, respectively, were supplied by ten entities. During 2014, 2013, and 2012, no suppliers represented more than 10.0% of Fuel Systems’ purchases of raw materials and services.

Class action litigation due to stock price volatility or other factors could cause Fuel Systems to incur substantial costs and divert its management’s time and attention.

From January 1, 2015 through December 31, 2015, Fuel Systems’ stock price fluctuated from a low of $3.81 to a high of $11.64. From January 1, 2014 through December 31, 2014, its stock price fluctuated from a low of $8.00 to a high of $14.20. From January 1, 2013 through December 31, 2013, its stock price fluctuated from a low of $12.25 to a high of $21.44. From January 1, 2012 through December 31, 2012, its stock price fluctuated from a low of $13.38 to a high of $29.41. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Any securities litigation could result in substantial costs and could divert the time and attention of Fuel Systems’ management.

Fuel Systems may have security breaches of its information technology infrastructure and systems

Fuel Systems’ information technology infrastructure and systems may be vulnerable to cyber-terrorism, computer viruses, system failures and other intentional or unintentional interference, negligence, fraud and other unauthorized attempts to access or interfere with these systems and proprietary information. Although Fuel Systems believes it has implemented and maintains reasonable security controls over proprietary information as well as information of its customers, stockholders and employees, a breach of these security controls may have a material adverse effect on its business, financial condition and results of operations and could subject Fuel Systems to significant regulatory actions and fines, litigation, loss, third-party damages and other liabilities.

Fuel Systems will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect its financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Fuel Systems. These uncertainties may impair Fuel Systems’ ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with Fuel Systems to seek to change existing business relationships with it. Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect Fuel Systems’ financial results.

In addition, the merger agreement restricts Fuel Systems from making certain acquisitions and dispositions and taking other specified actions while the merger is pending without Westport’s consent. These restrictions may prevent Fuel Systems from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively affect Fuel Systems’ stock price, its future business and financial results.

If the merger is not completed, Fuel Systems’ ongoing businesses may be adversely affected and Fuel Systems will be subject to several risks and consequences, including the following:

•	under the merger agreement, Fuel Systems may be required, under certain circumstances, to pay Westport a termination fee of USD $5.5 million;

•	Fuel Systems will be required to pay the costs and expenses it incurred related to the merger, whether or not the merger is completed, such as the fees and expenses of its legal, accounting and financial advisors, including in connection with certain due diligence investigations related thereto. In addition, the fees and expenses related to the printing and filing of the proxy statement/prospectus will be shared by Fuel Systems and Westport, other than attorneys’ and accountants’ fees;

•	Fuel Systems would not realize the expected benefits of the merger;

•	under the merger agreement, Fuel Systems is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•	matters relating to the merger may require substantial commitments of time and resources by Fuel Systems’ management, which could otherwise have been devoted to other opportunities that may have been beneficial to Fuel Systems as an independent company; and

•	Fuel Systems may lose key employees during the period in which Fuel Systems and Westport are pursuing the merger, which may adversely affect Fuel Systems in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, Fuel Systems may experience negative reactions from the financial markets and from its customers and employees. Fuel Systems also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Fuel Systems to attempt to force it to perform their respective obligations under the merger agreement.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time, Fuel Systems may be involved in litigation or regulatory proceedings relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patents and trademarks, and customer account collections. Fuel Systems is not a party to, and, to its knowledge, there are not threats of any claims or actions against Fuel Systems, the ultimate disposition of which would have a material adverse effect on its consolidated results of operations or liquidity. Fuel Systems is aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger. Fuel Systems believe that the claims are without merit and intends to defend the actions vigorously.

Fuel Systems has not been subject to any material penalties or sanctions imposed by a court or regulatory body within the three years immediately preceding the date of the Information Circular. Management of Fuel Systems is not aware of any such penalties or sanctions imposed against Fuel Systems.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed within this Appendix E and the Information Circular, to the knowledge of the directors and officers of Fuel Systems, none of the directors or executive officers of Fuel Systems, nor any person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the voting rights attached to all outstanding voting securities of Fuel Systems, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year of Fuel Systems or in any proposed transaction which has materially affected or is reasonably expected to materially affect Fuel Systems.
AUDITORS, TRANSFER AGENTS AND REGISTRAR

The registrar and transfer agent for the shares of Fuel Systems is Computershare, Inc., with offices at 211 Quality Circle, Suite 210, College Station, Texas, 77845. The auditor of Fuel Systems is PricewaterhouseCoopers LLP with offices at 300 Madison Avenue, New York, New York, 10017.

MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, that Fuel Systems has entered into since January 1, 2014 or before January 1, 2014 but still in effect:

•	Agreement and Plan of Merger, dated September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Whitehorse Merger Sub Inc.

•	Stockholder Protection Rights Agreement dated as of June 27, 2006 between Fuel Systems Solutions, Inc. and ChaseMellon Stockholder Services, L.L.C., as Rights Agent (incorporated by reference to Exhibit 4.2 of Fuel Systems’ Registration Statement on Form S-4 filed on June 27, 2006; SEC File No. 333-135378).

•	Amendment No. 1 to Stockholder Protection Rights Agreement, dated as of July 21, 2009, between Fuel Systems Solutions, Inc. and ChaseMellon Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Fuel Systems’ Current Report on Form 8-K filed on July 21, 2009; SEC File No. 001-32999).

•	Amendment No. 2 to Stockholder Protection Rights Agreement, dated September 11, 2015, by and between Fuel Systems Solutions, Inc. and Computershare Inc. (as successor rights agent to Mellon Investor Services LLC).

•	Voting Agreement, dated September 1, 2015, by and among Fuel Systems, Inc., Westport Innovations Inc. and Kevin Douglas.

•	Amendment No. 1 to the Fuel Systems Solutions, Inc. 2011 Stock Option Plan, effective as of August 30, 2015.

•	2009 Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 of Fuel Systems’ Current Report on Form 8-K filed on July 9, 2009; SEC File No. 001-32999).

•	Fuel Systems Solutions, Inc. 2009 Restricted Stock Plan (incorporated by reference to Appendix B to the Company’s Proxy Statement filed with the SEC on April 14, 2015).

•	Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Mariano Costamagna (incorporated by reference to Exhibit 10.3 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999)

•	Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Pietro Bersani (incorporated by reference to Exhibit 10.4 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999)

•	Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Michael Helfand (incorporated by reference to Exhibit 10.5 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999)

•	Restricted Stock Unit Agreement under 2009 Restricted Stock Plan between Fuel Systems Solutions, Inc. and Marco Seimandi (incorporated by reference to Exhibit 10.6 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999).

•	Fuel Systems Solutions, Inc. Deferred Compensation Plan and Plan Adoption Agreement, each as amended and restated, effective January 1, 2008 (incorporated by reference to Exhibit 10.11 of Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008; SEC File No. 001-32999).

•	First Amendment, dated December 31, 2008, to Fuel Systems Solutions, Inc. Deferred Compensation Plan effective January 1, 2008 (incorporated by reference to Exhibit 10.12 of Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008; SEC File No. 001-32999).

•	English summary of Financing Agreement dated December 22, 2008, by and among MTM S.r.L., Banca IMI S.p.A. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 29, 2008; SEC File No. 001-32999).

•	Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.1 of Fuel Systems’ Current Report on Form 8-K filed on December 20, 2011).

•	Fuel Systems Solutions, Inc. 2011 Phantom Stock Option Plan (incorporated by reference to Exhibit 10.2 of Fuel Systems’ Current Report on Form 8-K filed on December 20, 2011).

•	Form of Nonqualified Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

•	Form of Incentive Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Stock Option Plan (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

•	Form of Phantom Stock Option Agreement under the Fuel Systems Solutions, Inc. 2011 Phantom Stock Option Plan (incorporated by reference to Exhibit 10.5 of the Company’s Current Report on Form 8-K filed on December 20, 2011).

•	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on July 9, 2009; SEC File No. 001-32999).

•	Form of Restricted Stock Unit Agreement under 2009 Restricted Stock Plan (incorporated by reference to Exhibit 10.2 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999).

•	Separation Agreement and General Release between Roberto Olivo and Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 24, 2014.

•	Settlement Agreement, dated May 28, 2014, between Pier Antonio Costamagna and M.T.M. S.r.L. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 30, 2014).

•	Supplemental Employment Agreement with Pietro Bersani dated as of August 6, 2015. (incorporated by reference to Exhibit 10.12 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999).

•	Supplemental Employment Agreement with Michael Helfand dated as of August 6, 2015. (incorporated by reference to Exhibit 10.13 of Fuel Systems’ Quarterly Report on Form 10-Q filed on August 10, 2015; SEC File No. 001-32999).

•	Retirement Agreement, dated April 24, 2015, between Mariano Costamagna, Fuel Systems Solutions, Inc. and MTM S.r.l. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 28, 2015).

•	Amendment to Retirement Agreement, dated December 16, 2015, between Mariano Costamagna, Fuel Systems Solutions, Inc. and MTM S.r.l. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on December 16, 2015).

•	Agreement dated as of October 29, 2014 by and among Fuel Systems Solutions, Inc., Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., and Becker Drapkin Partners, L.P. (incorporated by reference to Exhibit 10.1 of Fuel Systems’ Current Report on Form 8-K filed on October 30, 2014).

•	Agreement for the Provision of Interim Management Services, dated April 24, 2015, between AP Services, LLC and the Company (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on April 28, 2015).

•	Committed Credit Facility dated July 10, 2009 between Fuel Systems Solutions, Inc., IMPCO Technologies, Inc., IMPCO Technologies B.V. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on July 17, 2009).

•	First Amendment to Agreement dated April 30, 2014 between Fuel Systems Solutions, Inc., IMPCO Technologies, Inc., IMPCO Technologies B.V. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on May 6, 2014).

•	Second Amendment to Agreement dated April 30, 2015 between Fuel Systems Solutions, Inc., IMPCO Technologies, Inc., IMPCO Technologies B.V. and Intesa SanPaolo S.p.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on April 30, 2015).

•	Loan Agreement between MTM, S.r.L. and Unicredit Banca Medio Credito S.p.A., dated December 2, 2004 (incorporated by reference to Ex. 10.3 to IMPCO Technologies, Inc.’s Quarterly Report on Form 10-Q for the period ended March 31, 2005; SEC File No. 001-15143).

•	Minutes of Settlement Agreement between Roberto Olivo and MTM S.r.l. (English translation) (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed on December 24, 2014).

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of Fuel Systems, are independent with respect to Fuel Systems within the meaning of the Public Company Oversight Board (United States) and any applicable legislation or regulations.

SCHEDULE “A”

FUEL SYSTEMS’ CURRENT REPORT ON FORM 10-Q

F-1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-32999

FUEL SYSTEMS SOLUTIONS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-3960974
(State of Incorporation)	(IRS Employer I.D. No.)

780 Third Avenue 25th Floor New York, NY 10017

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (646) 502-7170

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Number of shares outstanding of each of the issuer’s classes of common stock as of November 30, 2015:

18,093,562 shares of Common Stock, $0.001 par value per share.

FUEL SYSTEMS SOLUTIONS, INC.

2

PART I—FINANCIAL INFORMATION

Item 1.       Financial Statements

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

(Unaudited)

	September 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$54,043	$85,180
Accounts receivable, less allowance for doubtful accounts of $3,051 and $3,129 at September 30, 2015 and December 31, 2014, respectively	45,860	46,952
Inventories	66,661	80,001
Deferred tax assets, net	1,788	9,547
Other current assets	18,106	21,271
Short-term investments	7,000	6,614
Related party receivables	2,228	5,094
Total current assets	195,686	254,659
Equipment and leasehold improvements, net	38,048	48,937
Goodwill, net	0	7,363
Deferred tax assets, net	3,337	5,253
Intangible assets, net	3,079	6,964
Other assets	1,396	1,065
Total Assets	$241,546	$324,241
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$25,956	$39,918
Accrued expenses	35,777	33,446
Income taxes payable	956	445
Deferred tax liabilities, net	44	0
Term loans and debt	97	207
Related party payables	1,225	2,744
Total current liabilities	64,055	76,760
Other liabilities	10,011	9,745
Deferred tax liabilities, net	735	1,001
Total Liabilities	74,801	87,506
Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at September 30, 2015 and December 31, 2014	—	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,142,627 issued and 18,093,562 outstanding at September 30, 2015; and 20,114,427 issued and 19,769,617 outstanding at December 31, 2014	20	20
Additional paid-in capital	321,714	320,820
Shares held in treasury, 2,049,065 shares and 344,810 shares at September 30, 2015 and December 31, 2014, respectively	(20,742)	(3,692)
Accumulated Deficit	(94,389)	(54,151)
Accumulated other comprehensive loss	(39,858)	(26,403)
Total Fuel Systems Solutions, Inc. Equity	166,745	236,594
Non-controlling interest	0	141
Total Equity	166,745	236,735
Total Liabilities and Equity	$241,546	$324,241

See accompanying notes to condensed consolidated financial statements.

3

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Revenue	$65,595	$85,077	$196,073	$253,764
Cost of revenue	50,460	65,101	151,461	198,535
Gross profit	15,135	19,976	44,612	55,229
Operating expenses:
Research and development expense	5,254	6,281	16,068	19,787
Selling, general and administrative expense	17,418	15,084	45,799	42,680
Impairments	13,766	0	13,766	44,341
Total operating expenses	36,438	21,365	75,633	106,808
Operating loss	(21,303)	(1,389)	(31,021)	(51,579)
Other (expense) income, net	(551)	238	323	1,657
Interest (expense) income, net	(14)	116	14	102
Loss from operations before income taxes and non-controlling interest	(21,868)	(1,035)	(30,684)	(49,820)
Income tax (expense) benefit	(532)	(2,168)	(9,578)	417
Net loss	(22,400)	(3,203)	(40,262)	(49,403)
Less: Net loss (income) attributable to non-controlling interest	30	(4)	24	0
Net loss attributable to Fuel Systems Solutions, Inc..	(22,370)	(3,207)	(40,238)	(49,403)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(1.24)	$(0.16)	$(2.16)	$(2.46)
Diluted	$(1.24)	$(0.16)	$(2.16)	$(2.46)
Number of shares used in per share calculation:
Basic	18,093,562	20,105,520	18,618,361	20,100,887
Diluted	18,093,562	20,105,520	18,618,361	20,100,887

See accompanying notes to condensed consolidated financial statements.

4

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands); (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Net loss	$(22,400)	$(3,203)	$(40,262)	$(49,403)
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	5	(13,100)	(13,455)	(18,338)
Unrealized loss on investments:
Unrealized holding loss arising during period	0	(75)	0	(50)
Foreign currency unrealized loss on investments during period	0	(866)	0	(976)
Other comprehensive loss, net of tax except for foreign currency items	5	(14,041)	(13,455)	(19,364)
Comprehensive loss	(22,395)	(17,244)	(53,717)	(68,767)
Less: net comprehensive loss attributable to the non-controlling interest	10	7	24	5
Comprehensive loss attributable to Fuel Systems Solutions, Inc.	$(22,385)	$(17,237)	$(53,693)	$(68,762)

See accompanying notes to condensed consolidated financial statements.

5

FUEL SYSTEMS SOLUTIONS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands); (Unaudited)

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(40,238)	$(49,403)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and other amortization	7,084	8,193
Amortization of intangibles arising from acquisitions	1,350	1,783
Impairments	13,766	44,341
Provision for doubtful accounts	281	313
Write down of inventory	1,794	2,532
Other non-cash items	242	14
Deferred income taxes	8,111	(3,377)
Unrealized loss (gain) on foreign exchange transactions	925	(476)
Compensation expense related to equity awards	894	336
Loss on disposal of equipment and other assets	674	643
Changes in assets and liabilities, net of acquisitions:
(Increase) decrease in accounts receivable	(2,905)	7,123
Decrease (increase) in inventories	5,120	(3,159)
Decrease (increase) in other current assets	1,205	(3,777)
Decrease in other assets	162	737
Decrease in accounts payable	(10,335)	(2,264)
Increase in income taxes payable	517	432
Increase in accrued expenses and long-term liabilities	5,780	4,257
Receivables from/payables to related parties, net	1,226	1,276
Net cash (used in) provided by operating activities	(4,347)	9,524
Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(5,842)	(10,903)
Redemption of investments at maturity	5,000	0
Purchase of investments	(6,000)	(3,000)
Other	0	136
Net cash used in investing activities	(6,842)	(13,767)
Cash flows from financing activities:
Payments on term loans and other loans	(93)	(109)
Increase in treasury shares (share repurchase program)	(17,109)	0
Other	59	19
Net cash used in financing activities	(17,143)	(90)
Net decrease in cash and cash equivalents	(28,332)	(4,333)
Effect of exchange rate changes on cash	(2,805)	(3,142)
Net decrease in cash and cash equivalents	(31,137)	(7,475)
Cash and cash equivalents at beginning of period	85,180	80,961
Cash and cash equivalents at end of period	$54,043	$73,486
Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$7	$622

See accompanying notes to condensed consolidated financial statements.

6

FUEL SYSTEMS SOLUTIONS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2015

(Unaudited)

1. Basis of Presentation

The accompanying condensed consolidated balance sheet as of December 31, 2014 has been derived from the audited consolidated financial statements included in the Fuel Systems Solutions, Inc. (“Fuel Systems” or “the Company”) 2014 Annual Report on Form 10-K. The accompanying condensed consolidated financial statements as of and for the periods ended September 30, 2015 and 2014 are unaudited and reflect all adjustments (including normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial position and operating results for the interim periods. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, contained in Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions.

The Company designs, manufactures and supplies alternative fuel components and systems for use in the transportation, industrial and power generation industries on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

The condensed consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

The results of operations for the three and nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the twelve months ending December 31, 2015, or for any future period. Certain prior period amounts have been reclassified to conform to the current period presentation.

In connection with the preparation of the financial statements for the nine months ended September 30, 2015, the Company determined there was an error in the balance sheet classification of the Company's accrued warranty obligation and deferred revenue in its previously reported balance sheets.  The Company has revised the December 31, 2014 balance sheet to correct for the classification of $1.9 million of accrued warranty obligation and $1.7 million of deferred revenue, within current liabilities to other liabilities.  The revision resulted in a decrease in current liabilities and an increase in non-current liabilities.  This revision is not considered material to the previously issued financial statements and does not impact previously reported consolidated results of operations or statements of cash flows.

2. Recent Accounting Standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard update that improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results.  The amendments in this update are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014.  Early adoption is permitted.  The adoption of this standard did not have a material impact on the Company’s financial statements.

7

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers.  The core principle of the guidance is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  In July 2015, the FASB finalized a deferral of this standard resulting in the standard being effective beginning in 2018, with early adoption permitted in the beginning of 2017.  This standard can be adopted either retrospectively or as a cumulative-effect adjustment as of the date of adoption.  The Company is currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period.  The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition.  The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier adoption is permitted.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers, related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control, only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in clause (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The Company is currently evaluating this standard, which presently is not expected to have a material impact on the Company’s financial statements.

In November 2015, the FASB issued a new accounting standard update requiring that all tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax paying component of an entity be offset and presented as a single amount is not affected by this update. This update may be applied prospectively or retrospectively to all periods presented. For the Company, this standard is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted provided that the guidance is applied from the beginning of an annual or interim reporting period. The adoption of this amendment will not have a material impact on the Company’s financial statements.

3. Acquisition

On August 20, 2015, the Company completed the acquisition of selected assets and technology of ClimaCab auxiliary power unit climate control devices (“ClimaCab”), products systems and components thereof manufactured by Crosspoint Solutions, LLC, for approximately $0.4 million in cash.  The acquisition was justified by business and operations opportunities.

The purchase price has been allocated based on management’s preliminary estimates as follows (in thousands):

Intangible assets subject to amortization	$310
Equipment	130
Total Assets Acquired	$440

8

Of the $0.4 million of acquired assets, $0.3 million has been allocated to developed technology with a useful life of 7 years and $0.1 million has been allocated to engineering and production test equipment.  The useful life of the equipment ranges between 5 and 7 years. Management considered any goodwill acquired to be immaterial and did not recognize it as of the acquisition date.

The Company has determined that the acquisition of ClimaCab was a non-material business combination.  As such, pro forma disclosures are not required and are not presented within this filing.

4. Cash and Investments

All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents. The Company’s marketable securities have been classified and accounted for as available-for-sale. Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Condensed Consolidated Statements of Operations.

The Company maintained investments in trading securities in connection with its non-qualified Deferred Compensation Plan, whereby selected key employees and directors elected to defer a portion of their compensation each year. The Company’s investments associated with its Deferred Compensation Plan consisted of mutual funds that are publicly traded and for which inputs are directly or indirectly observable in the marketplace. These trading securities are reported at fair value, with unrealized gains and losses included in earnings. In addition, the Deferred Compensation liability included the value of deferred shares of the Company’s common stock, which is publicly traded and for which current market prices are readily available. The Deferred Compensation Plan was terminated during the second quarter of 2014 with the funds distributed in July 2015.

Cash, cash equivalents, and marketable securities consist of the following (in thousands):

	As of
	September 30, 2015	December 31, 2014
Cash and cash equivalents:
Cash	$43,228	$56,038
Money market funds	10,815	29,142
Total cash and cash equivalents	$54,043	$85,180
Investments:
Trading securities:
Deferred Compensation Plan assets	0	614
Other investments, held to maturity:
Time deposits (1) (2)	7,000	6,000
Total investments	$7,000	$6,614
Short term investments	$7,000	$6,614

Note (1): At September 30, 2015, this amount represents four Bank of America certificates of deposit (no interest if withdrawn before maturity): a $1 million certificate of deposit with a maturity date of June 27, 2016 and 0.52% interest rate; a $2 million certificate of deposit with a maturity date of October 13, 2015 and 0.34% interest rate; a $3 million certificate of deposit with a maturity date of October 19, 2015 and 0.34% interest rate; and a $1 million certificate of deposit with a maturity date of December 7, 2015 and 0.38% interest rate.

Note (2): At December 31, 2014, this amount represents three Bank of America certificates of deposit (no interest if withdrawn before maturity): a $2 million certificate of deposit with a maturity date of January 16, 2015 and 0.26% interest rate; a $3 million certificate of deposit with a maturity date of January 22, 2015 and 0.26% interest rate; and a $1 million certificate of deposit with a maturity date of September 25, 2015 and 0.34% interest rate.

Unrealized gains and losses on trading securities pertaining to the Company’s Deferred Compensation Plan included in earnings for the three and nine months ended September 30, 2014 were less than $0.1 million in all periods.

9

Realized gains and losses on trading securities pertaining to the Company’s Deferred Compensation Plan upon termination of the Plan included in earnings for the three and nine months ended September 30, 2015 were less than $0.1 million.

At September 30, 2015 and December 31, 2014, restricted cash included in other assets was approximately $0.4 million and $0.4 million, respectively.

5. Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or non-recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact business and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and marketable securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

	As of September 30, 2015	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$10,815	$10,815	$0	$0
Trading securities:
Deferred Compensation Plan assets	0	0	0	0
Other investments, held to maturity:
Time deposits	7,000	0	7,000	0
Total	$17,815	$10,815	$7,000	$0

	As of December 31, 2014	Fair value measurement at reporting date using
		Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$29,142	$29,142	$0	$0
Trading securities:
Deferred Compensation Plan assets	614	0	614	0
Other investments, held to maturity:
Time deposits	6,000	0	6,000	0
Total	$35,756	$29,142	$6,614	$0

10

6. Inventories

Inventories, consisting of raw materials and parts, work-in-process, and finished goods are stated at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Inventories are comprised of the following (in thousands):

	As of
	September 30, 2015	December 31, 2014
Raw materials and parts	$42,430	$48,221
Work-in-process	2,546	2,214
Finished goods	20,422	28,169
Inventory on consignment	1,263	1,397
Total inventories	$66,661	$80,001

7. Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of
	September 30, 2015	December 31, 2014
Dies, molds, and patterns	$5,421	$5,703
Machinery and equipment	59,119	62,635
Office furnishings and equipment	20,160	21,760
Automobiles and trucks	4,439	4,915
Leasehold improvements	16,871	19,925
Total equipment and leasehold improvements	106,010	114,938
Less: accumulated depreciation	(67,962)	(66,001)
Equipment and leasehold improvements, net of accumulated depreciation	$38,048	$48,937

Depreciation expense related to equipment and leasehold improvements was approximately $2.4 million and $2.7 million for the three months ended September 30, 2015 and 2014, respectively. Depreciation expense related to equipment and leasehold improvements was $7.1 million and $8.2 million for the nine months ended September 30, 2015 and 2014, respectively.

8. Goodwill and Intangibles

The changes in the carrying amount of goodwill by business segment for the nine months ended September 30, 2015 are as follows (in thousands):

	FSS Automotive	FSS Industrial	Total
Goodwill, gross	$48,089	$15,911	$64,000
Accumulated impairment losses	(44,384)	(12,253)	(56,637)
Net balance as of December 31, 2014	$3,705	$3,658	$7,363
Impairment loss (1)	(3,357)	(3,658)	(7,015)
Currency translation	(348)	0	(348)
Goodwill, gross	$47,493	$16,386	$63,879
Accumulated impairment losses	(47,493)	(16,386)	(63,879)
Net balance as of September 30, 2015	$0	$0	$0

Note (1):  See Note 15 “Impairments.”

11

At September 30, 2015 and December 31, 2014, intangible assets consisted of the following (in thousands):

	WT Average Remaining Amortization period (in years)	As of September 30, 2015			As of December 31, 2014
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	3.3	$24,588	$(23,508)	$1,080	$25,534	$(21,836)	$3,698
Customer relationships	10.8	18,403	(16,960)	1,443	19,385	(17,330)	2,055
Trade name	5.0	4,100	(3,544)	556	4,432	(3,221)	1,211
Total		$47,091	$(44,012)	$3,079	$49,351	$(42,387)	$6,964

Amortization expense related to existing technology and customer relationships of $0.3 million and $0.4 million for the three months ended September 30, 2015 and 2014, respectively, and of $1.0 million and $1.4 million for the nine months ended September 30, 2015 and 2014, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements of $0.1 million and $0.1 million for three months ended September 30, 2015 and 2014, respectively, and of $0.3 million and $0.4 million for the nine months ended September 30, 2015 and 2014, respectively, is reported as a component of operating expenses.

Amortization expense for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
Three months ending December 31, 2015	$248
2016	724
2017	553
2018	407
2019	317
2020	285
Thereafter	545
$3,079

9. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Changes in the Company’s product warranty liability during the three and nine months ended September 30, 2015 and 2014 are as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Balance at beginning of period	$5,139	$7,516	$6,424	$8,695
Provisions charged to costs and expenses	1,117	1,905	3,101	3,602
Settlements	(627)	(1,477)	(3,170)	(3,731)
Adjustments to pre-existing warranties	(154)	(207)	(523)	(774)
Effect of foreign currency translation	(167)	(377)	(524)	(432)
Balance at end of period	$5,308	$7,360	$5,308	$7,360

10. Income Taxes

The Company’s effective tax rate for the three months ended September 30, 2015 was (2.4)% compared to an effective tax rate of (209.5)% for the three months ended September 30, 2014. The Company’s effective tax rate for the nine months ended September 30, 2015 was (31.2)% compared to an effective tax rate of 0.8% for the nine months ended September 30, 2014.

The Company operates in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is

12

primarily a result of the fluctuation of earnings in the various jurisdictions and losses incurred in the United States and certain foreign jurisdictions (“loss jurisdictions”) for which no tax benefit has been recorded.

For the three months ended September 30, 2015 and 2014 the Company incurred a pre-tax loss of approximately $20.2 million and $4.1 million, respectively, in the loss jurisdictions. For the nine months ended September 30, 2015 and 2014, the Company incurred a pre-tax loss of approximately $33.2 million and $7.2 million, respectively, in the loss jurisdictions.

For the nine months ended September 30, 2015, our effective tax rate was impacted by a tax expense of $7.8 million related to an increase in valuation allowance on deferred tax assets that existed as of the beginning of the year in Italy, as the Company has determined that it is more likely than not that these assets will not be realized in the foreseeable future. This conclusion was based on the weight of the available positive and negative evidence, including our expectation that the Company will reach the three year cumulative loss threshold in Italy (after adjustments required for tax purposes) in the current year.

The Company believes that the likelihood of recoverability of the net deferred tax assets in the loss jurisdictions is less than the “more likely than not” threshold, therefore, in addition to the valuation allowance recorded in connection with the deferred tax assets in Italy in the current year, a valuation allowance is maintained on the entire domestic and certain foreign jurisdictions deferred tax assets.

As of September 30, 2015, the Company had approximately $14.0 million of unrecognized tax benefits. There was no significant change in unrecognized tax benefits for the three and nine months ended September 30, 2015. Although it is reasonably possible that our unrecognized tax benefits will change over the next 12 months, the Company does not anticipate such changes to have a significant impact on our income tax expense due to the valuation allowance position maintained in certain jurisdictions.

11. Debt Payable

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of September 30, 2015	September 30, 2015	December 31, 2014
(a) Revolving lines of credit—Italy and Argentina	$7,306	$0	$0
(b) Revolving line of credit—USA	30,000	0	0
(c) Other indebtedness	0	97	207
	$37,306	97	207
Less: current portion		97	207
Non-current portion		$0	$0

At September 30, 2015, the Company’s weighted average interest rate on outstanding debt was 1.1%. The Company is party to numerous credit agreements and other borrowings. All foreign currency denominated revolving lines of credit have been translated at the closing currency rate as of September 30, 2015. The fair value of the debt obligations approximated the recorded value as of September 30, 2015 and December 31, 2014 and represents a Level 3 measurement within the fair value hierarchy (see Note 5 – Fair Value Measurements).

(a) Revolving Lines of Credit – Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $2.3 million which is unsecured and $2.6 million which is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 1.0% to 4.0% as of September 30, 2015. At September 30, 2015 and December 31, 2014, there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $2.4 million. These lines are unsecured with no balance outstanding at September 30, 2015 and December 31, 2014. At September 30, 2015, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

13

(b) Revolving Line of Credit – USA

As of September 30, 2015, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $30.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At September 30, 2015 and December 31, 2014, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was $20.0 million with a maturity date of April 30, 2015, which on April 30, 2015 was renewed to April 29, 2016 with a new aggregate principal amount of loans available at any time increased to $30.0 million. At the Company’s option, the loans will bear interest on either the applicable LIBOR rate plus 2.0%, the bank’s prime rate plus 1.0% or the bank’s cost of funds rate plus 2.0%. The bank’s prime rate is a floating interest rate that may change as often as once a day. If any amounts under a loan remain outstanding after the loan’s maturity date, such amounts will bear interest at the bank’s prime rate plus 2.0%. In addition, this revolving credit facility carries a commitment fee of 0.5% of the average daily unused amount. The line of credit contains quarterly covenants, which require the Company to maintain (1) a ratio of Net Debt/EBITDA for the then most recently concluded period of four consecutive fiscal quarters of the Company to be less than 2, (2) a consolidated net worth of at least $135.0 million, and (3) the Company shall not, and shall not permit any of its subsidiaries to create, incur, assume or permit to exist any Debt other than (i) debt of any such subsidiary owing to any other subsidiary or to the Company or (ii) debt for borrowed money in a total aggregate principal amount, the U.S. Dollar equivalent of which does not exceed $75.0 million. At September 30, 2015, the Company was in compliance with these covenants.

(c) Other indebtedness

Other indebtedness includes capital leases and various term loans and lines of credits involving the Company’s foreign subsidiaries. These term loans and lines of credit are used primarily to fund the operations of these subsidiaries and bear interest ranging from 0.5% to 6.95%.

12. Equity

The following table summarizes the changes in equity for the nine month period ended September 30, 2015 (in thousands, except for share amounts):

	Fuel Systems Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Shares Held in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total Equity
	Shares	Amount
Balance, December 31, 2014	19,769,617	$20	$320,820	$(3,692)	$(54,151)	$(26,403)	$141	$236,735
Net loss	0	0	0	0	(40,238)	0	(24)	(40,262)
Foreign currency translation adjustment	0	0	0	0	0	(13,455)	(2)	(13,457)
Vesting of stock options	0	0	158	0	0	0	0	158
Issuance and vesting of restricted stock, net of shares withheld for employee tax	28,200	0	736	0	0	0	0	736
Termination of Deferred Compensation Plan				59				59
Repurchase of common stock	(1,704,255)		0	(17,109)				(17,109)
Acquisition of remaining equity in Rohan							(115)	(115)
Balance, September 30, 2015	18,093,562	$20	$321,714	$(20,742)	$(94,389)	$(39,858)	$0	$166,745

Shares Held in Treasury

As of September 30, 2015 and December 31, 2014, the Company had 2,049,065 shares and 344,810 shares, respectively, held in treasury with a value of approximately $20.7 million, and $3.7 million, respectively.

On November 3, 2014, the Company’s Board of Directors approved a share repurchase program for up to $25.0 million of the Company’s common stock.  As of September 30, 2015, the total number of shares repurchased under this program in the open market was 2,041,066, for a value of approximately $20.5 million, of which approximately $0.0 million and $17.1 million were purchased in the three months and nine months ended September 30, 2015, respectively.  This share repurchase program expired on November 3, 2015.

The remainder of the treasury shares held by the Company at September 30, 2015 was equal to 7,999 shares, and includes 1,419 shares from the surrender of shares tendered in lieu of cash for the exercise of warrants, and 6,580 shares from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock, with a value of approximately $0.2 million.

The Company matched employee contributions to its non-qualified deferred compensation plan up to an annual maximum of $12,500 per employee by purchasing shares of the Company’s common stock in the open market, with such match discontinued in 2009. These shares are carried at cost and classified as a deduction of equity. As of September 30, 2015 and December 31, 2014, the

14

Company included in treasury shares approximately$0.0 million, and $0.1 million, respectively for the deferred compensation plan.  The Deferred Compensation Plan was terminated during the second quarter of 2014 with the funds distributed in July 2015.

13. Changes and Reclassifications in Accumulated Other Comprehensive Loss by Component

(a) Changes in Accumulated Other Comprehensive Loss by Component (all amounts are net of tax, except foreign currency items)

	Three Months Ended September 30, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, June 30, 2015	0	(39,843)	(39,843)
Current period Other Comprehensive Income activity before reclassifications	0	5	5
Net current-period Other Comprehensive Income		5	5
Net current-period Other Comprehensive Income attributable to the non-controlling interest	0	(20)	(20)
Ending balance, September 30, 2015	0	(39,858)	(39,858)

	Nine Months Ended September 30, 2015 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2014	0	(26,403)	(26,403)
Current period Other Comprehensive Loss activity before reclassifications	0	(13,455)	(13,455)
Net current-period Other Comprehensive Loss		(13,455)	(13,455)
Net current-period Other Comprehensive Income attributable to the non-controlling interest	0	0	0
Ending balance, September 30, 2015	0	(39,858)	(39,858)

	Three Months Ended September 30, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, June 30, 2014	80	(5,848)	(5,768)
Current period Other Comprehensive Income (Loss) activity before reclassifications	(75)	(13,966)	(14,041)
Net current-period Other Comprehensive Income (Loss)	(75)	(13,966)	(14,041)
Net current-period Other Comprehensive Income attributable to noncontrolling interest	0	11	11
Ending balance, September 30, 2014	5	(19,803)	(19,798)

	Nine Months Ended September 30, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available -for-Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2013	55	(494)	(439)
Current period Other Comprehensive Income (Loss) activity before reclassifications	(50)	(19,314)	(19,364)
Net current-period Other Comprehensive Income (Loss)	(50)	(19,314)	(19,364)
Net current-period Other Comprehensive Income attributable to noncontrolling interest	0	5	5
Ending balance, September 30, 2014	5	(19,803)	(19,798)

15

(b) Reclassifications out of Accumulated Other Comprehensive Loss

For the three and nine months ended September 30, 2015 and 2014, there were no reclassifications out of Accumulated Other Comprehensive Loss.

14. Stock-Based Compensation

The Company has one stock option plan and one phantom stock option plan that provide for the issuance of options and phantom stock options respectively, to key employees and directors of the Company at the fair market value at the time of grant. Options and phantom stock options granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options or phantom stock options be exercised more than ten years after date of grant.  Phantom stock options convey the right to the grantee to receive a cash payment once exercisable, equal to the positive difference between the fair market value of the stock on the date of the exercise less the exercise price on the date of the grant.

Under the Company’s 2009 Restricted Stock Plan, the Company’s Board of Directors may grant restricted stock and restricted stock units to officers, employees and non-employee directors. Restricted stock is awarded to non-employee directors and normally vests in one year. In the current year, certain key employee personnel were awarded restricted stock units vesting on each anniversary of the grant date, over a period of three years.  When the restricted stock units vest, at the discretion of the Board of Directors, employees will receive either stock or cash equal to the closing price of the stock on the vesting date times the number of units.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

Stock-based compensation expense for the three and nine months ended September 30, 2015 and 2014 was allocated as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Cost of revenue	$12	$12	$36	$33
Research and development expense	14	9	24	25
Selling, general and administrative expense	402	119	834	278
	$428	$140	$894	$336

Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The Company has not recorded any excess tax benefits as a result of the net operating loss carry-forward position for United States income tax purposes.

Stock-Based Compensation Activity – Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for the nine months ended September 30, 2015:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2014	127,900	$13.86	8.2 yrs	$23,627
Granted	0	0
Exercised	0	0
Forfeited	(10,880)	12.72
Outstanding at September 30, 2015	117,020	$13.97	7.4 yrs	$0
Vested and exercisable at September 30, 2015	48,606	$14.87	7.0 yrs	$0

16

The aggregate intrinsic value as of a particular date is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period.

During the three and nine months ended September 30, 2015 and 2014, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero for all periods, as there were no options exercised.

As of September 30, 2015, total unrecognized stock-based compensation cost related to unvested stock options was $0.5 million, expected to be recognized over a weighted-average period of 2.7 years.  As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested stock options was $0.7 million, expected to be recognized over a weighted-average period of 3.5 years.

Phantom Stock Options

The following table displays stock option activity including the weighted average phantom stock option prices for the nine months ended September 30, 2015:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2014	145,000	$14.11	8.0 yrs
Granted	0	0
Exercised	0	0
Forfeited	(26,250)	14.52
Outstanding at September 30, 2015	118,750	$14.02	7.3 yrs
Vested and exercisable at September 30, 2015	49,875	$14.91	6.7 yrs

The Company’s cash-settled phantom stock options are accounted for as liability awards and are re-measured at fair value each reporting period.  Compensation expense is recognized over the requisite service period and is equal to the fair value less the exercise price of the stock.  If the fair value is below the exercise price, no expense is recognized.

The phantom stock options have been accounted for as a liability within the Condensed Consolidated Financial Statements based on the closing price of the Company’s stock price at the reporting period end.  As of September 30, 2015 and December 31, 2014, total liability related to phantom stock options was zero and less than $0.1 million, respectively.

Stock-Based Compensation Activity – Restricted Stock and Restricted Stock Units

A summary of unvested restricted stock awards as of September 30, 2015 and changes during the nine month period then ended are presented below.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2014	29,162	$10.75
Granted (1)	303,378	10.63
Vested	(28,200)	10.64
Forfeited	0	0
Unvested at September 30, 2015 (1)	304,340	$10.65

(1)Includes 261,000 restricted stock units

As of September 30, 2015, total unrecognized stock-based compensation cost related to unvested restricted stock and restricted stock units was approximately $2.6 million, which is expected to be recognized over a weighted-average period of approximately 2.3 years. As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested restricted stock was approximately $0.1 million, expected to be recognized over a weighted-average period of approximately 0.6 years.

17

15. Impairments

In accordance with Accounting Standard Codification (“ASC”) Topic 350, “Intangibles – Goodwill and Other”, the Company performs its annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, the Company determined that the proposed transaction with Westport (see Note 1) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting unit of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the reporting unit within the FSS Automotive segment, as well as for the reporting unit within the FSS Industrial segment.

As a result during the third quarter of 2015, the Company recognized, based on its best estimate, impairment charges of $3.3 million, in relation with its reporting unit located in Argentina within its FSS Automotive segment, and impairment charge of $3.7 million, in relation with its reporting unit located in the US within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the three and nine months ended September 30, 2015. As a result, as of September 30, 2015, the Company had no goodwill on its Consolidated Balance Sheet. Any adjustments to the estimated impairment loss following completion of the measurement of the impairment will be recorded in the fourth quarter of 2015.

In addition, in accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $5.3 million and $1.5 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment and FSS Industrial segment, respectively.

The following table summarizes the impairment charges for each reporting unit/asset group by asset category (in thousand):

	Nine Months ended September 30, 2015
	Italy	US Industrial	US Automotive	Argentina	Total
Equipment and leasehold improvements	$2,590	$1,507	$326	$0	$4,423
Goodwill	0	3,658	0	3,357	7,015
Intangible assets	1,042	0	1,286	0	2,328
Total Impairments	$3,632	5,165	1,612	3,357	$13,766

During the second quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the recent trading values of the Company’s stock, and corresponding decline in the Company’s market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. As a result, the Company examined the Italian reporting units of its FSS Automotive segment, as well as the Canadian and Netherlands reporting units of its FSS Industrial segment. Based on the Company’s analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within the FSS Automotive segment, as well as for the two reporting units within the FSS Industrial segment.

As a result, during the second quarter of 2014, the Company recognized impairment charges of $33.1 million and $2.6 million, respectively, in relation with its two reporting units located in Italy within its FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with its two reporting units located in Canada and in the Netherlands within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the nine months ended September 30, 2014.

In addition, in accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $4.4 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment

18

The following table summarizes the impairment charges for each reporting unit by asset category (in thousand):

	Nine Months ended September 30, 2014
	Italy	US Automotive	Netherlands	Canada	Total
Equipment and leasehold improvements	$2,239	$439	$0	$0	$2,678
Goodwill	35,780	0	1,094	3,064	39,938
Intangible assets	1,017	708	0	0	1,725
Total Impairments	$39,036	1,147	1,094	3,064	$44,341

In connection with these impairment charges, the Company recognized a tax benefit of approximately $1.1 million for the nine months ended September 30, 2014.

These impairments in 2015 and 2014 were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

16. Loss Per Share

The following table sets forth the computation of unaudited basic and diluted earnings per share (in thousands, except share and per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Numerator:
Net loss attributable to Fuel Systems Solutions, Inc.	$(22,370)	$(3,207)	$(40,238)	$(49,403)
Denominator:
Denominator for basic earnings per share - weighted average number of shares	18,093,562	20,105,520	18,618,361	20,100,887
Effect of dilutive securities:
Employee stock options	0	0	0	0
Unvested restricted stock	0	0	0	0
Dilutive potential common shares	18,093,562	20,105,520	18,618,361	20,100,887
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(1.24)	$(0.16)	$(2.16)	$(2.46)
Diluted	$(1.24)	$(0.16)	$(2.16)	$(2.46)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted earnings per share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Anti-dilutive instruments excluded from computation of diluted net income per share:
Options	117,020	128,325	117,020	88,209
Restricted stock and restricted stock units	304,339	39,580	155,103	11,808

19

17. Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the Condensed Consolidated Balance Sheets at September 30, 2015 and December 31, 2014 representing related party transactions with the Company:

	As of
	September 30, 2015	December 31, 2014
Current Receivables with related parties:
Bianco S.p.A. (a)	$76	$266
Ningbo Topclean Mechanical Technology Co. Ltd. (b)	75	131
A.R.S. Elettromeccanica (c)	1	0
TCN Vd S.r.L. (d)	14	0
Others (e)	16	0
Current Receivables with JVs and related partners:
Ideas & Motion S.r.L. (f)	2	0
PDVSA Industrial S.A. (g)	2,044	4,697
	$2,228	$5,094
Current Payables with related parties:
Europlast S.r.L. (h)	403	901
TCN S.r.L. (i)	306	724
TCN Vd S.r.L. (d)	272	787
A.R.S. Elettromeccanica (c)	204	200
Erretre S.r.L. (j)	18	14
Grosso, de Rienzo, Riscossa, Di Toro e Associati (k)	0	101
Others (e)	22	9
Current Payable with JVs and related partners:
Ideas & Motion S.r.L. (f)	0	8
	$1,225	$2,744

(a)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (i) below).
(b)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (e) below).
(c)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.p.A. (see note (e) below).
(d)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (i) below) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(e)

Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna, who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), Immobiliare IV Marzo (40% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and two employees of the Company), IMCOS Due S.r.L. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna and members of their immediate family), and Delizie Bakery Srl (100% owned by IMCOS Due S.r.L.).

(f)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 14.28%.
(g)	PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company.
(h)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(i)	TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(j)	Erretre S.r.L. is 70% owned by the Company’s Chief Executive Officer’s immediate family.
(k)	One director of the Company is a partner of the law firm Grosso, de Rienzo, Riscossa, Di Toro e Associati.

20

The following table sets forth amounts (services and goods) purchased from and sold to related parties (in thousands).

	Nine Months Ended September 30,
	2015		2014
	Purchases	Sales	Purchases	Sales
Company:
Europlast S.r.L.	$1,521	$4	$2,308	$1
TCN S.r.L	865	0	2,091	0
TCN Vd S.r.L	1,276	22	1,523	34
A.R.S. Elettromeccanica	755	16	1,125	0
Ningbo Topclean Mechanical Technology	603	0	610	0
Bianco S.p.A.	1	390	37	576
Erretre S.r.L	105	2	147	8
Biemmedue S.p.A.	88	31	29	28
Grosso, de Rienzo, Riscossa, Di Toro e Associati	57	0	123	0
Others	0	75	3	1
JVs and related partners:
PDVSA Industrial S.A.	0	0	0	917
Ideas & Motion S.r.L.	0	52	153	11
	$5,271	$592	$8,149	$1,576

Other Transactions with Related Parties

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2015, with the last agreement ending in 2020. The Company made payments to IMCOS Due S.r.l. of $1.9 million and $2.0 million for the nine months ended September 30, 2015 and 2014, respectively. In April 2014, IMCOS Due S.r.l. purchased two properties from a third party, which are currently being leased by the Company. The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 40% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and two employees of the Company. The Company made payments to Immobiliare 4 Marzo S.a.s. of $0.2 million and $0.3 million for the nine months ended September 30, 2015 and 2014, respectively. The terms of these leases reflect the fair market value of such properties based upon appraisals.

In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L which resulted in write-offs of leasehold improvements for approximately $2.0 million.  In the second quarter of 2015, IMCOS Due S.r.L. agreed to reimburse the Company approximately $0.3 million for the improvements made based on the related increase in market value of the facility.  This amount is reflected in other (expense) income, net for the nine months ended September 30, 2015. IMCOS Due S.r.l. will pay this amount in twelve half-yearly installments, subject to annual revaluation on the basis of local inflation indices.  As of September 30, 2015, approximately $45 thousand is included in Other Current Assets and $0.2 million is included in Other Assets on the Condensed Consolidated Balance Sheet.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method.  In connection with this agreement, the Company determined it would be in a loss position at its completion, and in accordance with the applicable guidance, recorded a loss of approximately $0.4 million in cost of revenue for the three and nine months ended September 30, 2015.  As of September 30, 2015 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $6.5 million and $6.5 million, respectively. As of December 31, 2014 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totaled approximately $6.6 million and $6.8 million, respectively. At September 30, 2015 and December 31, 2014, an advance payment from PDVSA of $0.0 million and $0.8 million, respectively, is included in accrued expenses.

18. Commitments and Contingencies

Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions

21

against us related to these topics, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

The Company is aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger.  We believe that the claims are without merit and intend to defend the actions vigorously.

The Company was party to claims for wages brought by temporary employees. At December 31, 2011, the Company had accrued $2.4 million in relation to such claims. During 2012, the Company settled claims for an amount equal to approximately $1.5 million, while reversing excess accruals for approximately $0.9 million. During the fourth quarter of 2013, the Company accrued approximately $0.4 million for additional claims. During the year ended December 31, 2014 the Company settled claims for approximately $0.4 million and accrued and settled approximately $0.2 million for additional claims. As of September 30, 2015 the Company had no amounts accrued for additional claims.

On April 24, 2015, Mariano Costamagna agreed with the Company that, effective December 31, 2015 (the “Retirement Date”), he would retire and resign as the Chief Executive Officer of the Company and relinquish all executive authority with regard to the Company’s wholly-owned subsidiary, MTM S.r.L. (“MTM”).  In connection with his retirement, Mr. Costamagna entered into a Retirement Agreement (the “Retirement Agreement”) with the Company and MTM.  Under the Retirement Agreement, in addition to his compensation until the Retirement Date, Mr. Costamagna is entitled to (i) an award of 100,000 shares of Company restricted stock units issued on April 24, 2015, which will vest, subject to compliance with confidentiality, non-solicitation and non-competition provisions in the Retirement Agreement, on December 31, 2016, and (ii) a lump sum cash payment of €450,000 payable on December 31, 2015.  Mr. Costamagna will continue as a director of MTM and the Company after the Retirement Date.  Upon vesting of the restricted stock units, Mr. Costamagna will receive 60,000 shares of common stock with the remaining 40,000 units paid in cash equal to the fair market value of the shares of common stock underlying the vested units.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company started a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of facilities, recorded within selling, general, and administrative expenses on the Company’s Condensed Consolidated Statement of Operations.

The following tables represent the roll-forward of the accrued employee severance liability as of September 30, 2015 and December 31, 2014 included in Accrued expenses on the Condensed Consolidated Balance Sheets, as well as a detail of the costs accrued for rationalization of operations for the three and nine months ended September 30, 2015 and 2014:

	As of
	September 30, 2015				December 31, 2014
Accrued Employee Severance (amounts in thousands):	FSS Industrial (1)	FSS Automotive (1)	Corporate	Total	FSS Industrial	FSS Automotive	Corporate	Total

Balance at beginning of period	$81	$48	$108	$237	$0	$0	$0	$0
Expenses (2)	100	2,307	0	2,407	631	2,978	110	3,719
Payments	(180)	(1,734)	(70)	(1,984)	(550)	(2,930)	(2)	(3,482)
Effect of foreign currency translation	0	1	0	1	0	(0)	(0)	(0)
Balance at end of period	$1	$622	$38	$661	$81	$48	$108	$237

(1)	The total expected costs to be incurred in relation with the rationalization of operations in 2015 are in the range of approximately $3.5 million to $4.5 million.
(2)

Total expenses for the nine months ended September 30, 2015 for FSS Automotive are net of an adjustment to severance of approximately $39 thousand in relation with settlement at advantageous conditions.

	Three months Ended September 30, 2015			Nine Months Ended September 30, 2015
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total	FSS Industrial	FSS Automotive	Total

Employee Severance	$0	$837	$837	$100	$2,307	$2,407
Long-lived and other assets write-off	0	507	507	0	1,048	1,048
Total Restructuring Costs	$0	$1,344	$1,344	$100	$3,355	$3,455

22

	Three months Ended September 30, 2014			Nine Months Ended September 30, 2014
Total Restructuring Costs (amounts in thousands):	FSS Industrial	FSS Automotive	Total	FSS Industrial	FSS Automotive	Total

Employee Severance	$631	$1,576	$2,207	$631	$2,809	$3,440
Long-lived and other assets write-off	0	0	0	0	487	487
Total Restructuring Costs	$631	$1,576	$2,207	$631	$3,296	$3,927

19. Business Segment Information

Business Segments. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation, (automotive OEM and aftermarket), and transportation infrastructure operations (compressors).

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies contained in the Fuel Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Financial Information by Business Segments. Financial information by business segment follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Revenue:	2015	2014	2015	2014
FSS Industrial	$24,450	$25,602	$73,710	$80,230
FSS Automotive	41,145	59,475	122,363	173,534
Total	$65,595	$85,077	$196,073	$253,764

	Three Months Ended September 30,		Nine Months Ended September 30,
Operating Income (Loss):	2015	2014	2015	2014
FSS Industrial	$(3,239)	$1,484	$1,324	$1,750
FSS Automotive	(11,029)	(736)	(17,425)	(47,741)
Corporate Expenses	(7,035)	(2,137)	(14,920)	(5,588)
Total	$(21,303)	$(1,389)	$(31,021)	$(51,579)

	As of
Total Assets:	September 30, 2015	December 31, 2014
FSS Industrial	$115,152	$126,620
FSS Automotive	155,187	211,788
Corporate (1)	149,543	175,980
Eliminations	(178,336)	(190,147)
Total	$241,546	$324,241

(1)	Represents primarily investments in subsidiaries, which eliminate on consolidation.

20. Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

For the three and nine months ended September 30, 2015, no customers represented more than 10.0% of consolidated sales. For the three and nine months ended September 30, 2014, no customers represented more than 10.0% of consolidated sales.

23

Accounts Receivable

At September 30, 2015 and December 31, 2014, no customer represented more than 10.0% of consolidated accounts receivable.

24

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In this report, references to “Fuel Systems” or the “Company” and to first-person pronouns, such as “we”, “our” and “us”, refer to Fuel Systems Solutions, Inc. and its consolidated subsidiaries, unless the context otherwise requires.

This discussion and analysis should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in Fuel Systems’ Annual Report on Form 10-K for the year ended December 31, 2014.

The Company’s business is subject to seasonal influences. Therefore, operating results for any quarter are not indicative of the results that may be achieved for any subsequent quarter or for a full year.

Forward-looking Statements

This Quarterly Report on Form 10-Q, both in the Management’s Discussion and Analysis of Financial Condition and Results of Operations that follows and elsewhere, contains certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements may be found throughout this Form 10-Q. These statements are not historical facts, but instead involve known and unknown risks, uncertainties and other factors that may cause our or our company’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements. Statements in this Form 10-Q that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Words such as: “may,” “will,” “would,” “should,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “predict,” “potential,” “continue,” “seeks,” “on-going” or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position and our business outlook, or state other “forward-looking” information based on currently available information. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks and uncertainties and certain other factors which may impact our continuing business financial condition or results of operations, or which may cause actual results to differ from such forward-looking statements, include, but are not limited to, the unpredictable nature of the developing alternative fuel U.S. automotive market, customer dissatisfaction with our products or services, the inability to deliver our products on schedule, a further slowing of economic activity, our ability to maintain customer program relationships, our ability to achieve the anticipated benefits in connection with our cost-cutting initiatives and restructuring plan, potential changes in tax policies and government incentives and their effect on the economic benefits of our products to consumers, the continued weakness in financial and credit markets of certain countries, the growth of non-gaseous alternative fuel products and other new technologies, the price differential between alternative gaseous fuels and gasoline, and the repeal or implementation of government regulations relating to reducing vehicle emissions, economic uncertainties caused by political instability in certain of the markets we do business in, the impact of the Argentinean debt crisis on our business, our ability to realign costs with current market conditions, the risks associated with the anticipated merger with Westport Innovations Inc. including that we will be subject to various uncertainties and contractual restrictions while the merger is pending and failure to complete the merger could negatively affect our stock price and future business and financial results, as well as the risks and uncertainties included in Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other periodic reports filed with the SEC. These forward-looking statements are not guarantees of future performance. We cannot assure you that the forward-looking statements in this Form 10-Q will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these forward looking statements. The forward-looking statements made in this Form 10-Q relate to events and state our beliefs, intent and our view of future events only as of the date of the filing of this Form 10-Q. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Overview

We design, manufacture and supply alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For over 50 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

25

We offer an array of components, systems and fully integrated solutions for our customers, including:

●	fuel delivery—pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;
●	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;
●	gaseous fueled internal combustion engines—engines manufactured by Original Equipment Manufacturers (“OEMs”) that are integrated with our fuel delivery and electronic controls;
●	systems integration—systems integration support to integrate the gaseous fuel storage, fuel delivery and /or electronic control components and sub-systems to meet OEM and aftermarket requirements;
●	auxiliary power systems—fully integrated auxiliary power systems for truck and diesel locomotives; and
●	natural gas compressors—natural gas compressors and refueling systems for light and heavy duty refueling applications.

Manufacturers of industrial mobile equipment and stationary engines are among the most active customers for our industrial products. Users of small and large industrial engines capitalize on the lower cost and pollutant benefits of using alternative fuels. For example, forklift and other industrial equipment users often use our products to operate equipment indoors resulting in lower toxic emissions. The wide availability of gaseous fuels in world markets combined with their lower emissions and cost compared to gasoline and diesel fuels is driving growth in the global alternative fuel industry. Automobile manufacturers, network of aftermarket dealers and installers, taxi companies, transit and shuttle bus companies, and delivery fleets are among the most active customers for our transportation products where our largest markets are currently outside the United States.

Our US automotive business has the capabilities necessary to be a leader in this market. We believe Fuel Systems is positioned to compete in the dedicated and bi-fuel natural gas vehicle (“NGV”) OEM market emerging in the United States. We maintain certain key technology and industry relationships to further our North American OEM and fleet market strategy. Our vehicle modification and systems integration capabilities for a variety of alternative fuel applications, Compressed Natural Gas (“CNG”), and propane present us with a unique advantage in the market. While we have limited visibility with respect to the evolving US automotive market, we continue to believe fleet vehicles may offer attractive opportunities for our gaseous fuel solutions in the U.S. We have a full suite of automotive capabilities, including U.S. Environmental Protection Agency (“EPA”) certified product lines, a California Air Resources Board (“CARB”) certified product line and in-house OEM systems engineering platform, enhancing our ability to leverage our existing relationship with fleet customers and other manufacturers as they roll out CNG and Liquefied Petroleum Gas (“LPG”) versions of key fleet vehicles in North America.

On September 1, 2015, Fuel Systems, Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), and Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Westport (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). Under the terms of the Merger Agreement, the Company will be merged with and into Merger Sub, with the Company surviving the Merger and becoming a direct wholly owned subsidiary of Westport. Pursuant to the Merger Agreement, at the effective time of the merger, each outstanding share of common stock of the Company, will be cancelled and converted into the right to receive 2.129 shares of common shares of Westport, subject to certain adjustments. Consummation of the merger is subject to various closing conditions.

For the three months ended September  30, 2015 revenue decreased approximately $19.5 million, or 22.9%, operating loss increased approximately $19.9 million primarily due to an impairment charge of $13.8 million in September 2015, and basic and diluted earnings per share (“EPS”) went from a loss of $(0.16) in the prior year period, to a loss of $(1.24) in the current period.   For the nine months ended September 30, 2015 revenue decreased approximately $57.7 million, or 22.7%, operating loss decreased approximately $20.6 million primarily due to an impairment charge of $44.3 million in June 2014 offset by an impairment charge of $13.8 million in September 2015, and basic and diluted EPS went from a loss of $(2.46) in the prior year period, to a loss of $(2.16) in the current period. These results were driven primarily by the weakening of local currencies compared to the US dollar, which in the three and nine months ended September 30, 2015 negatively impacted our revenue by approximately $9.1 million and $28.9 million, respectively, the effect of economic uncertainty in the European and Argentinean markets, as well as by lower oil prices resulting in a disincentive for conversions that affect our FSS Automotive operations. Lower sales at our FSS Automotive operations were also attributable to the year-over-year contraction of the aftermarket business in Europe, particularly in Italy, as well as slowdowns experienced in certain Latin American markets primarily in Argentina, in connection with the overall political and economic climate in some regions. Furthermore, our FSS Automotive segment was affected by declining Delayed Original Equipment Manufacturers (“DOEM”) sales in North America partially offset by an increase in Italy. Additionally, we experienced lower compressors sales, primarily in connection with political turmoil in some key markets in the middle-east and Eastern Europe, and also due to changes in product mix to smaller compressors. Lower sales at our FSS Industrial segment for most of our industrial products were primarily the result of increased competition, which resulted in some customers ending certain programs, lower oil prices, as well as continued political unrest in some Asian markets, which were partially offset by higher sales of Auxiliary Power Units (“APU”) in North America. In addition, in the nine months ended September 30, 2015, we recorded a valuation allowance of approximately $7.8 million for deferred tax assets that may not be realized in the future. This allowance has been recorded as a result of increased automotive

26

market weakness and the expected impact of related restructuring activities, in addition to increased costs for the previously announced management changes.

Additionally, in the three and nine months ended September 30, 2015, we recognized impairment charges of approximately $3.3 million and $5.3 million, associated with goodwill and long-lived assets, respectively, in our FSS Automotive segment, and approximately $3.7 million and $1.5 million associated with goodwill and long-lived assets, respectively, in our FSS Industrial segment.  In the nine months ended September 30, 2014, we recognized impairment charges of approximately $35.8 million and $4.4 million, associated with goodwill and long-lived assets, respectively, in our FSS Automotive segment, and of approximately $4.1 million associated with goodwill in our FSS Industrial segment. We recognized a tax benefit of approximately $1.1 million in connection with these impairment charges.

The aforementioned changes and the ensuing lower revenue negatively affected our operating income, which was also further negatively impacted by work force reduction and facilities closing related write-offs of approximately $1.3 million and $3.5 million incurred during the three and nine months ended September 30, 2015, respectively, in connection with rationalization of activities (See Note 18 - Commitments and Contingencies in the Notes to the Condensed Consolidated Financial Statements in this Form 10-Q).

We continue to expect significant pressure on revenues in the near term due to the combined effect of increased competitive pressure in both our Automotive and Industrial segments, the effects of economic uncertainty in the European and Argentinean markets, the influence of lower oil prices, as well as the strengthening of the US dollar. As a result, we remain focused on implementing a series of restructuring steps to increase operating efficiencies and size our manufacturing footprint to our current revenue base.

Net cash provided by /(used in) operations was approximately $7.5 million and ($4.3) million for the three and nine months ended September 30, 2015, respectively. Our net cash position of $61.0 million, including marketable securities and debt (excluding Restricted Cash), provides us with the adequate capital for working capital and general corporate purposes.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. We believe that we have considered relevant circumstances that we may be currently subject to and the financial statements accurately reflect our estimate of the results of our operations, financial condition and cash flows for the periods presented. Our accounting for acquisitions involves significant judgments and estimates, including the fair value of certain forms of consideration, the fair value of acquired intangible assets, which involve projections of future revenue and cash flows, the fair value of other acquired assets and assumed liabilities, including potential contingencies, and the useful lives and, as applicable, the reporting unit, of the assets. Our financial position or results of operations may be materially impacted by changes in our initial assumptions and estimates relating to prior or future acquisitions. Our critical accounting policies are described in Management’s Discussion and Analysis of Financial Condition included in our Annual Report on Form 10-K for the year ended December 31, 2014. There have been no material changes, subsequent to December 31, 2014, to information previously disclosed in our Annual Report on Form 10-K with respect to our critical accounting policies.

Goodwill—Impairment Assessments

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We perform our annual impairment test during the fourth quarter, after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, management determined that the proposed transaction with Westport (see Note 1) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting units of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

27

Management reviews goodwill for impairment at the reporting unit level. Our reporting units are identified in accordance with Accounting Standard Codification (“ASC”) Topic 350, “Intangibles—Goodwill and Other”. As of September 30, 2015 we had two reporting units.

The goodwill impairment analysis is a three-step process, with an optional (under certain circumstances) qualitative analysis, known as “step 0”, based on relevant event and circumstances that may be performed ahead of such two steps to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If step 0 passes, the two-steps impairment process is not required. If step 0 fails, the two-steps process analysis is required. Step one compares the carrying amount of the reporting unit to its estimated fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, step two is performed, where the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value of goodwill exceeds the implied fair value of goodwill, impairment exists and must be recognized.

We prepare our goodwill impairment analysis by comparing the estimated fair value of each reporting unit, determined using an income approach, with its carrying value. The carrying value of a reporting unit is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units.

The income approach requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins, and capital expenditures. These assumptions are the basis for the information used in the discounted cash flow model. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the five years forecasted by the reporting units), as well as projections of future gross and operating margins (for the period beyond the forecasted five years). During the third quarter of 2015, in relation with the above-mentioned reporting units, management used discount rates ranging of 13% to 31% and a terminal growth rates of 3% (the differences in discount rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments). The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on our preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for each reporting unit within our FSS Automotive and FSS Industrial segments.

As a result during the third quarter of 2015, we recognized, based on our best estimate, impairment charges of approximately $3.3 million in relation with our reporting unit located in Argentina within our FSS Automotive segment, and impairment charges of $3.7 million in relation with our reporting unit located in the US within our FSS Industrial segment. These impairment charges were included as a separate component of operating income for the three and nine months ended September 30, 2015. As a result, as of September 30, 2015, we had no goodwill on our Consolidated Balance Sheet (See Note 15—Impairments in this Form 10-Q for the quarterly period ended September 30, 2015). Any adjustments to the estimated impairment loss following completion of the measurement of the impairment will be recorded in the fourth quarter of 2015.

Long-lived assets—Impairment Assessments

In accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, we make judgments about the recoverability of purchased finite lived intangible assets and equipment and leasehold improvements whenever events or changes in circumstances indicate that impairment may exist. We consider several indicators of impairment, among which: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of long-lived assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. Undiscounted cash flows are estimated through several assumptions including future sales growth, earnings before interest and taxes (“EBIT”), margins, and capital expenditures.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

28

In the third quarter of 2015, we found an indicator of possible impairment of long-lived assets in the operating and cash flow trends, both current and forecasted, which were evidenced by the goodwill impairment analysis in two of our reporting units. In addition to these units, we examined all other asset groups including US Automotive and certain Italian. In its analysis, management determined that the lowest level asset group, for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is represented by the respective reporting unit for its US and Argentinean reporting units, whereas for the other Italian operations, the lowest level identifiable asset groups are three, in connection with the core business, car service business and compressor business, respectively. Our recoverability test included some of the same assumptions used in the goodwill impairment tests, with additional considerations to determine future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Considerations on terminal value, adjusted to exclude growth beyond the existing service potential of the asset group, were also factored in the analysis. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”. As a result of the long-lived assets impairment analysis, we recognized impairment charges of approximately $3.0 million and $2.3 million against the carrying values of equipment and leasehold improvements and intangible assets, respectively, at our Italian compressor business and car services asset groups and our US Automotive asset group within our FSS Automotive segment. We also recognized impairment charges of approximately $1.5 million against the carrying values of equipment and leasehold improvements in our US reporting unit within our FSS Industrial segment.  These impairment charges were included as a separate component of operating income for the three and nine months ended September 30, 2015. As a result, as of September 30, 2015, we had approximately $38.0 million of equipment and leasehold improvements, on our Consolidated Balance Sheet (See Note 15—Impairments in this Form 10-Q for the quarterly period ended September 30, 2015).

Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results

Results of Operations

FSS Industrial consists of the Company’s industrial mobile and stationary equipment, auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation, (automotive OEM and aftermarket), and transportation infrastructure operations (compressors).

Results of Operations – Three Months Ended September 30, 2015

(Amounts in tables in thousands, except percentages)

REVENUES

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$24,450	$25,602	$(1,152)	(4.5)%
FSS Automotive	41,145	59,475	(18,330)	(30.8)%
Total Revenues	$65,595	$85,077	$(19,482)	(22.9)%

FSS Industrial. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $0.9 million for the three months ended September 30, 2015.  On a constant currency basis, sales of APUs increased by approximately $2.4 million driven by stronger demand.  This increase was offset by lower sales of mobile equipment, components and stationary products (both in North America and Europe) of approximately $1.5 million, and lower heavy duty business in Asia of approximately $1.3 million.  Overall, our industrial business continues to be affected by lower demand as a result of lower oil prices and increased competition, while our heavy duty business remains negatively impacted by political unrest in Thailand.  We expect pressure on revenues attributable to increased competition to continue in the near term.

FSS Automotive. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $8.1 million for the three months ended September 30, 2015.  On a constant currency basis, aftermarket sales showed a decrease of approximately $4.8 million in most geographic areas but primarily in Europe and Latin America.  The aftermarket business continues to be negatively affected by the overall economic climate in the affected regions, where lower oil prices discourage conversions.  Compressor sales in constant currency decreased by approximately $3.2 million compared to the prior comparable period, primarily driven by political instability in key markets in the Middle East and Eastern Europe.  OEM sales in constant currency were lower by approximately $1.5 million due to lower demand in

29

Italy and Argentina.  DOEM sales in constant currency experienced a net decrease of approximately $0.9 million primarily in connection with lower volumes in North America partially offset by higher volumes in Italy.

The following represents revenues by geographic location for the three months ended September 30, 2015 and 2014:

	Three Months Ended
	September 30,			Percent
	2015	2014	Change	Change
North America:
United States	$18,300	$20,051	$(1,751)	(8.7)%
Canada	1,022	1,182	(160)	(13.5)%
Europe:
Italy	11,342	12,823	(1,481)	(11.5)%
All other	17,033	22,490	(5,457)	(24.3)%
Asia & Pacific Rim	8,561	10,621	(2,060)	(19.4)%
Latin America	9,337	17,910	(8,573)	(47.9)%
Total Revenues	$65,595	$85,077	$(19,482)	(22.9)%

Included in the results discussed above is the net negative impact of the changes of local currencies compared to the US Dollar, which negatively impacted revenue by approximately $9.1 million. All geographic locations experienced decreases in revenue for the three months ended September 30, 2015 when compared to the prior year period, primarily in relation to lower aftermarket sales, DOEM, and industrial product sales.

COST OF REVENUE

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$17,653	$18,447	$(794)	(4.3)%
FSS Automotive	32,807	46,654	(13,847)	(29.7)%
Total Cost of Revenues	$50,460	$65,101	$(14,641)	(22.5)%

FSS Industrial. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US Dollar, which positively impacted cost of revenue by approximately $1.4 million for the three months ended September 30, 2015.  On a constant currency basis, cost of revenue increased due to higher material and direct labor costs associated with increased volumes of APU partially offset by lower volumes of all other products.  While gross profit dollars decreased compared to the prior period, gross margin percentage increased slightly from the prior period primarily due to the weakening of local currencies as well as change in the mix of the business.

FSS Automotive. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $6.2 million for the three months ended September 30, 2015.  On a constant currency basis, cost of revenue decreased due to lower material costs of approximately $5.7 million as a result of lower volumes, lower labor costs of approximately $1.2 million and lower facility-related costs of $0.2 million primarily related to restructuring activities performed as well as lower warranty costs of approximately $0.6 million due to lower sales.  Gross profit dollars as well as gross margin percentage decreased from the prior period primarily due to lower sales volumes.

RESEARCH & DEVELOPMENT

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$1,868	$1,938	$(70)	(3.6)%
FSS Automotive	3,386	4,343	(957)	(22.0)%
Total Research and Development	$5,254	$6,281	$(1,027)	(16.4)%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $0.2 million for the three months ended September 30, 2015.  While we

30

remain committed to invest in research and development projects in order to enhance our current product offerings to better meet our clients’ needs and explore new solutions and alternatives, we also remain focused on rationalizing expenditures and accurately managing costs.

FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $0.5 million for the three months ended September 30, 2015.  The remaining decrease relates primarily to lower outside services as we remain focused on rationalizing costs while continuing to work on advancing our existing product lines and solutions and motivated to develop different projects for possible new product offerings.

SELLING, GENERAL & ADMINISTRATIVE

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$3,003	$3,733	$(730)	(19.6)%
FSS Automotive	7,380	9,214	(1,834)	(19.9)%
Corporate	7,035	2,137	4,898	229.2%
Total Selling, General & Administrative	$17,418	$15,084	$2,334	15.5%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted selling, general & administrative costs by approximately $0.3 million for the three months ended September 30, 2015. On a constant currency basis costs decreased primarily due to higher costs associated with a voluntary work force reduction initiative in the three months ended September 30, 2014 of approximately $0.6 million partially offset by higher outside services.

FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted selling, general & administrative costs by approximately $1.2 million for the three months ended September 30, 2015. On a constant currency basis, costs decreased primarily due to lower costs incurred in the current period for work force reduction compared to the prior year of approximately $0.5 million, additional savings from restructuring activities of approximately $0.6 million partially offset by various asset write- offs in connection with our restructuring activities in the current year period of approximately $0.5 million.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services, and investor relations. Corporate expenses increased primarily as a result of increases in outside services for consultants in connection with restructuring and other strategic and merger related activities.

IMPAIRMENTS

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$5,165	$0	$5,165	NM
FSS Automotive	8,601	0	8,601	NM
Total Impairments	$13,766	$0	$13,766	NM

FSS Industrial. During the three months ended September 30, 2015, we recorded an impairment charge of approximately $3.7 million and $1.5 million, representing the write-off of goodwill, and equipment and leasehold improvements, respectively, associated with our reporting unit located in the U.S. Due to the proposed transaction with Westport (see Note 1 – Basis of Presentation), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, and equipment and leasehold improvements. Refer to Note 15—Impairments in the Notes to Consolidated Financial Statements for additional discussion.

FSS Automotive. During the three months ended September 30, 2015, we recorded impairment charges of approximately $3.3 million, $2.3 million and $3.0 million representing the write-off of goodwill, intangible assets and equipment and leasehold improvements, respectively, associated with our Argentinean reporting unit, Italian and US asset groups. Due to the proposed transaction with Westport (see Note 1 – Basis of Presentation), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective

31

goodwill, intangibles and equipment and leasehold improvements. Refer to Note 15—Impairments in the Notes to Consolidated Financial Statements for additional discussion.

OPERATING INCOME (LOSS)

	Three Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$(3,239)	$1,484	$(4,723)	(318.3)%
FSS Automotive	(11,029)	(736)	(10,293)	1,398.5%
Corporate Expenses	(7,035)	(2,137)	(4,898)	229.2%
Total Operating Income (Loss)	$(21,303)	$(1,389)	$(19,914)	1,433.7%

Operating income (loss) for the three months ended September 30, 2015 increased for the reasons stated above.

Other Income (Expense), Net.

Other income (expense), net includes foreign exchange gains and losses arising from other assets and liabilities which are settled in other currencies. For the three months ended September 30, 2015 we recognized approximately $0.7 million in net losses on foreign exchange, primarily due to the strengthening of the US dollar against the Euro, compared to $0.3 million in net gains on foreign exchange for the three months ended September 30, 2014. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements and currency devaluation with any currency that we transact in; therefore, we do not hedge or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Based upon continued changes to the Venezuelan currency exchange rate mechanisms as well as the continued deterioration of the economic and political situations in Venezuela, we changed the exchange rate we used to remeasure our monetary assets/liabilities in our Venezuelan subsidiary of 199 to 1 while our nonmonetary assets/liabilities remained at the historical rate of 6.3 to 1.  The devaluation of the exchange rate resulted in a net gain of less than $0.1 million for the three months ended September 30, 2015 primarily due to our Venezuelan operations being in a net monetary liability position.

At September 30, 2015, our Venezuelan subsidiary was in a net monetary position of $2.2 million and had non-U.S. Dollar denominated net non-monetary assets of $2.6 million.  At this time it is unclear based upon the current government policies, when considered with the foreign exchange process and other circumstances in Venezuela, whether these events will have any additional impact on the operations of our Venezuelan subsidiary.

Benefit/(Provision) for Income Taxes.

Income tax expense for the three months ended September 30, 2015 was approximately $0.5 million, representing an effective tax rate of (2.4%), compared to an income tax expense for the three months ended September 30, 2014 of approximately $2.2 million, representing an effective tax rate of (209.5)%. The change in the effective tax rate is primarily a result of fluctuation of earnings in the various jurisdictions and of losses incurred in the United States and certain foreign jurisdictions for which no income tax benefit has been recorded. A full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those loss jurisdictions, as we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the three months ended September 30, 2015 and 2014, we incurred a pre-tax loss of approximately $20.2 million and $4.1 million, respectively, in the loss jurisdictions. Accordingly, for the three months ended September 30, 2015 and 2014, we have not recorded income tax benefits for losses incurred or significant income tax expense for income generated for such jurisdictions as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

Results of Operations – Nine Months Ended September 30, 2015

(Amounts in tables in thousands, except percentages)

32

REVENUES

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$73,710	$80,230	$(6,520)	(8.1)%
FSS Automotive	122,363	173,534	(51,171)	(29.5)%
Total Revenues	$196,073	$253,764	$(57,691)	(22.7)%

FSS Industrial. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $3.6 million for the nine months ended September 30, 2015.  On a constant currency basis, sales of mobile equipment, components and stationary products (both in North America and Europe) decreased by approximately $8.5 million including a $3.8 million impact associated with the loss of a significant customer, and lower heavy duty business in Asia of approximately $3.4 million.  These decreases were partially offset by higher sales of auxiliary power units of $8.1 million in North America.  Overall, our industrial business continues to be affected by lower demand as a result of lower oil prices and increased competition, while our heavy duty business remains negatively impacted by political unrest in Thailand.  We expect pressure on revenues attributable to increased competition to continue in the near term.

FSS Automotive. The decrease in revenue is attributable to several factors including the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $25.3 million for the nine months ended September 30, 2015.  On a constant currency basis, aftermarket sales showed a decrease of approximately $19.3 million in most geographic areas but primarily in Europe and Latin America.  The aftermarket business continues to be negatively affected by the overall economic climate in the affected regions, where lower oil prices discourage conversions.  Compressor sales in constant currency decreased by approximately $6.1 million compared to the prior comparable period, primarily driven by political instability in key markets in the Middle East and Eastern Europe.  DOEM sales in constant currency experienced a net decrease of approximately $5.3 million primarily in connection with lower volumes in North America partially offset by higher volumes in Italy.

The following represents revenues by geographic location for the nine months ended September 30, 2015 and 2014:

	Nine Months Ended
	September 30,			Percent
	2015	2014	Change	Change
North America:
United States	$59,567	$65,657	$(6,090)	(9.3)%
Canada	3,290	3,464	(174)	(5.0)%
Europe:
Italy	34,998	38,323	(3,325)	(8.7)%
All other	45,497	66,880	(21,383)	(32.0)%
Asia & Pacific Rim	23,606	31,511	(7,905)	(25.1)%
Latin America	29,115	47,929	(18,814)	(39.3)%
Total Revenues	$196,073	$253,764	$(57,691)	(22.7)%

Included in the results discussed above is the net negative impact of the changes of local currencies compared to the US Dollar, which negatively impacted revenue by approximately $28.9 million. All geographic locations experienced decreases in revenue for the nine months ended September 30, 2015 when compared to the prior year period, primarily in relation to lower aftermarket sales, DOEM, and industrial product sales.

COST OF REVENUE

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$52,539	$58,154	$(5,615)	(9.7)%
FSS Automotive	98,922	140,381	(41,459)	(29.5)%
Total Cost of Revenues	$151,461	$198,535	$(47,074)	(23.7)%

33

FSS Industrial. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $4.3 million for the nine months ended September 30, 2015.  On a constant currency basis, cost of revenue decreased due to lower material costs associated with decreased volumes in almost all products as well as lower compensation related expenses of approximately $0.7 million due to restructuring activities.  These decreases were partially offset by higher material costs for APUs due to higher sales volumes as well as higher warranty costs associated with higher APU volumes.  While gross profit dollars decreased due to the effects of lower volumes, gross margin for the nine months ended September 30, 2015 increased due to the positive effect associated with the loss of sales to the above mentioned customer which historically had low margins as well as the benefit of weakening of local currencies.

FSS Automotive. The decrease in cost of revenue is primarily attributable to the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $20.5 million for the nine months ended September 30, 2015.  On a constant currency basis, cost of revenue decreased due to lower material costs of approximately $16.8 million as a result of lower volumes, and lower labor costs of approximately $2.8 million due primarily to certain restructuring activities performed. There were lower net depreciation and amortization expenses of approximately $0.3 million related to the write-off of intangible assets and equipment and leasehold improvements in the second quarter of 2014.  While gross profit decreased in dollar terms due to the effects of lower volumes, the gross margin percentage for the nine month period ended September 30, 2015 remained relatively flat compared to the prior year due to the positive effects of our restructuring programs offsetting lower sales volumes.

RESEARCH & DEVELOPMENT

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$5,383	$5,947	$(564)	(9.5)%
FSS Automotive	10,685	13,840	(3,155)	(22.8)%
Total Research and Development	$16,068	$19,787	$(3,719)	(18.8)%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $0.6 million for the nine months ended September 30, 2015.  While we remain committed to invest in research and development projects in order to enhance our current product offerings to better meet our clients’ needs and explore new solutions and alternatives, we also remain focused on rationalizing expenditures and accurately managing costs.

FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted research and development costs by approximately $1.9 million for the nine months ended September 30, 2015.  The remaining decrease relates primarily to lower outside services as we remain focused on rationalizing costs while continuing to work on advancing our existing product lines and solutions and motivated to develop different projects for possible new product offerings

SELLING, GENERAL & ADMINISTRATIVE

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$9,298	$10,221	$(923)	(9.0)%
FSS Automotive	21,580	26,871	(5,291)	(19.7)%
Corporate	14,921	5,588	9,333	167.5%
Total Selling, General & Administrative	$45,799	$42,680	$3,119	7.3%

FSS Industrial. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted costs by approximately $0.9 million for the nine months ended September 30, 2015. On a constant currency basis costs increased primarily due to higher outside services offset by lower compensation and related expenses in connection with decreased headcount.

FSS Automotive. The decrease primarily relates to the weakening of local currencies compared to the US dollar, which positively impacted costs by approximately $4.0 million for the nine months ended September 30, 2015. On a constant currency basis,

34

costs decreased primarily due to additional savings from restructuring activities of approximately $1.4 million as well as lower advertising costs of approximately $0.1 million. These decreases were partially offset by higher costs associated with various asset write-offs in connection with our restructuring activities in the current year period of approximately $0.6 million.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services, and investor relations. Corporate expenses increased primarily as a result of increases in outside services for consultants in connection with restructuring and other strategic and merger related activities.

IMPAIRMENTS

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$5,165	$4,158	$1,007	24.2%
FSS Automotive	8,601	40,183	(31,582)	(78.6)%
Total Impairments	$13,766	$44,341	$(30,575)	(69.0)%

FSS Industrial. During the nine months ended September 30, 2015, we recorded an impairment charge of approximately $3.7 million and $1.5 million, representing the write-off of goodwill, and equipment and leasehold improvements, respectively, associated with our reporting unit located in the U.S. Due to the proposed transaction with Westport (see Note 1 – Basis of Presentation), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, and equipment and leasehold improvements. During the nine months ended September 30, 2014, we recorded an impairment charge of approximately $4.2 million, representing the write-off of goodwill associated with our reporting units located in Canada and in the Netherlands. Due to the trading values of our stock, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements. Refer to Note 15—Impairments in the Notes to Consolidated Financial Statements for additional discussion.

FSS Automotive. During the nine months ended September 30, 2015, we recorded impairment charges of approximately $3.3 million, $2.3 million and $3.0 million representing the write-off of goodwill, intangible assets and equipment and leasehold improvements, respectively, associated with our Argentinean reporting unit, Italian and US asset groups. Due to the proposed transaction with Westport (see Note 1 – Basis of Presentation), coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements. During the nine months ended September 30, 2014, we recorded impairment charges of approximately $35.8 million, $1.7 million and $2.7 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our Italian and US reporting units. Due to the trading values of our stock, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that the reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements.  Refer to Note 15—Impairments in the Notes to Consolidated Financial Statements for additional discussion.

OPERATING INCOME (LOSS)

	Nine Months Ended September 30,		Change	Percent Change
	2015	2014
FSS Industrial	$1,325	$1,750	$(425)	(24.3)%
FSS Automotive	(17,425)	(47,741)	30,316	(63.5)%
Corporate Expenses	(14,921)	(5,588)	(9,333)	167.0%
Total Operating Income (Loss)	$(31,021)	$(51,579)	$20,558	(39.9)%

Operating income (loss) for the nine months ended September 30, 2015 increased for the reasons stated above.

Other Income (Expense), Net.

Other income (expense), net includes foreign exchange gains and losses arising from other assets and liabilities which are settled in other currencies. For the nine months ended September 30, 2015, we recognized approximately $0.2 million in net losses on foreign

35

exchange, primarily due to the strengthening of the US dollar against the Euro, compared to $1.5 million in net gains on foreign exchange for the nine months ended September 30, 2014. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements and currency devaluation with any currency that we transact in; therefore, we do not hedge or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Based upon continued changes to the Venezuelan currency exchange rate mechanisms as well as the continued deterioration of the economic and political situations in Venezuela, we changed the exchange rate we used to remeasure our monetary assets/liabilities in our Venezuelan subsidiary of 199 to 1 while our nonmonetary assets/liabilities remained at the historical rate of 6.3 to 1.  The devaluation of the exchange rate resulted in a net gain of less than $0.1 million for the nine months ended September 30, 2015 primarily due to our Venezuelan operations being in a net monetary liability position.

At September 30, 2015, our Venezuelan subsidiary was in a net monetary position of $2.2 million and had non-U.S. Dollar denominated net non-monetary assets of $2.6 million.  At this time it is unclear based upon the current government policies, when considered with the foreign exchange process and other circumstances in Venezuela, whether these events will have any additional impact on the operations of our Venezuelan subsidiary.”

Benefit/(Provision) for Income Taxes.

Income tax expense for the nine months ended September 30, 2015, was approximately $9.6 million, representing an effective tax rate of (31.2%), compared to an income tax benefit for the nine months ended September 30, 2014 of approximately $0.4 million, which included an approximately $1.1 million income tax benefit associated with impairment charges, representing an effective tax rate of 0.8%. The change in the effective tax rate is primarily a result of fluctuation of earnings in the various jurisdictions and of losses incurred in the United States and certain foreign jurisdictions for which no income tax benefit has been recorded. Income tax expense for the nine months ended September 30, 2015 was impacted by approximately $7.8 million related to an increase in our valuation allowance on deferred tax assets, as we have determined that it is more likely than not that the deferred tax assets of our subsidiaries in Italy will not be realized in the current year for reasons previously discussed. In addition to the valuation allowance recorded in connection with the deferred tax assets in Italy in the current quarter, a full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those loss jurisdictions, as we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the nine months ended September 30, 2015 and 2014, we incurred a pre-tax loss of approximately $33.2 million and $7.2 million, respectively, in the loss jurisdictions. Accordingly, for the nine months ended September 30, 2015 and 2014, we have not recorded income tax benefits for losses incurred or significant income tax expense for income generated for such jurisdictions as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates.

Liquidity and Capital Resources

Overview—Our primary sources of liquidity are cash provided by operating activities and debt financing. Additionally, from time to time we raise funds from the equity capital markets to fund our working capital and general corporate purposes, which may include expansion of our business, additional repayment of debt and financing of future acquisitions of companies or assets. We believe the amounts available to us under our various credit agreements together with cash on hand will continue to allow us to meet our needs for working capital and other cash needs for worldwide operations for at least the next 12 months. For periods beyond 12 months, although we do not have any plans to do so, we may seek additional financing to fund future operations through future offerings of equity or debt securities or through agreements with corporate partners with respect to the development of our technologies and products. However, we can offer no assurances that we will be able to obtain additional funds on acceptable terms, if at all. Nevertheless, our ability to satisfy our working capital requirements will substantially depend upon our future operating performance (which may be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control. We continue to evaluate our need to increase liquidity.

On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock. The program was expected to continue for up to one year and has concluded on November 3, 2015. Purchases under the repurchase program were made from time to time in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. Shares are repurchased at prevailing market prices based on market conditions and other factors.  As of September 30, 2015, the total number of shares repurchased under this program in the open market was 2,041,066.

We earn a significant amount of our operating results outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions; however, we had accrued (as a reduction to net operating loss carry-forwards) residual U.S. taxes on approximately $30.0 million of earnings not considered to be indefinitely reinvested. Following repatriation of earnings in 2014 and 2013 of $26.3 million and $3.3 million, respectively, we currently have accrued residual U.S. taxes on approximately $0.3 million of earnings not

36

considered to be indefinitely reinvested.  This amount was deemed to be a constructive dividend creating taxable income for US income tax purposes; upon distribution of earnings in the form of dividend, or otherwise, in excess of these amounts, we may be subject to US income taxes. In addition, we would be subject to withholding taxes payable to various foreign countries. As of September 30, 2015, we had approximately $37.1 million of cash and marketable securities held in accounts outside the U.S., primarily in Europe. We currently intend to repatriate a portion of these funds; however, we do not intend nor foresee the need to repatriate funds in excess of the $0.3 million of earnings not considered to be indefinitely reinvested. We expect existing cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular material capital expenditures, for at least the next 12 months.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses, we could elect to repatriate future earnings from foreign jurisdictions. This could result in higher effective tax rates. We have the ability to borrow funds domestically at reasonable interest rates. See Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014 for additional information that could impact our liquidity and capital resources.

Our ratio of current assets to current liabilities was approximately 3:1 at both September 30, 2015 and December 31, 2014. At September 30, 2015, our total working capital decreased by $46.3 million, to $131.6 million from $177.9 million at December 31, 2014. This decrease is primarily due to the following: (1) a decrease of approximately $31.1 million in cash and cash equivalents, primarily attributable to the net effect of our operating and financing activities (share repurchase program effect of approximately $17.1 million); (2) a decrease of approximately $7.8 million in current deferred tax assets, net primarily attributable to an increase in our valuation allowance as we deemed more likely than not that the deferred tax assets of our subsidiaries in Italy will not be realized in the foreseeable future; and (3) a net decrease of approximately $13.3 million in inventory attributable to our FSS Automotive in relation to the strengthening of the US dollar against local currencies, which were all partially offset by a net decrease of approximately $14.0 million in accounts payable primarily attributable to our FSS Automotive operations in relation with both higher activity in the prior period and the strengthening of the US dollar against local currencies. Included in the net decrease commented above were approximately $6.9 million of net decreases attributable to changes in foreign currencies exchange rates.

The following table provides a summary of our operating, investing and financing activities as follows (in thousands):

	Nine Months Ended September 30,
	2015	2014
Net cash (used in) provided by:
Operating activities	$(4,347)	$9,524
Investing activities	(6,842)	(13,767)
Financing activities	(17,143)	(90)
Effect on cash of changes in exchange rates	(2,805)	(3,142)
Net decrease in cash and cash equivalents	$(31,137)	$(7,475)

Cash Flow from Operating Activities. We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net loss to cash flows from operating activities by adjusting net loss for those items that impact net loss but may not result in actual cash receipts or payments during the period. These reconciling items include but are not limited to depreciation and amortization, provisions for inventory reserves and doubtful accounts; gains and losses from various transactions and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

2015 compared to 2014. In 2015, our net cash flow used in operating activities was $4.3 million, a decrease of $13.9 million from the net cash flow provided by operating activities in the nine months ended September 30, 2014. This change was primarily driven by the net effect of changes in net working capital and other balance sheet accounts. These changes include decreases in operating cash inflows associated with accounts receivable (primarily in relation with higher sales in the prior period), decreases in positive operating cash flows associated with accounts payable (primarily in relation with timing of payments), as well as decreases in operating cash flows associated with other current assets.

Cash Flow from Investing Activities. Our net cash used in investing activities consisted primarily of property, plant and equipment (“PP&E”) expenditures, as well as investments.

In 2015, our PP&E additions were approximately $5.8 million, approximately 46% less than the prior period, primarily in relation with lower capital expenditures at our FSS Automotive operations. Additionally, during the nine months ended September 30, 2015, time deposits of $5.0 million, which had previously been reimbursed upon expiration, were reinvested in similar instruments, together with an additional $1.0 million.

37

In 2014, our PP&E additions were approximately $10.9 million, which were primarily for leasehold improvements and acquisitions of machinery and equipment in connection with our normal business operations, principally in our FSS Automotive operations. In April 2014, our FSS Industrial operations invested an additional $3.0 million in time deposits.

Cash Flow from Financing Activities. Our capitalization and financing strategy is intended to ensure that we are properly capitalized with the appropriate level of debt and available credit.

In 2015, our financing activities refer mostly to the repurchase of treasury shares of approximately $17.1 million in connection with the program approved by our Board of Directors on November 3, 2014.

In 2014, our financing activities refer mostly to payments of term loans and other loans.

Credit Agreements

Information about our credit agreements, borrowings, existing lines of credit, and covenants can be found in Note 11– Debt Payable, in the Notes to the Condensed Consolidated Financial Statements of this Quarterly Report on Form 10-Q.

Off-Balance Sheet Arrangements

As of September 30, 2015, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in Note 2– Recent Accounting Standards, in the Notes to the Condensed Consolidated Financial Statements of this Quarterly Report on Form 10-Q.

Item  3. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Management. We operate on a global basis and are exposed to currency fluctuations related to the manufacture, assemblee and sale of our products in currencies other than the U.S. Dollar. The major foreign currencies involve the markets in the European Union, Argentina, Canada and Australia. Movements in currency exchange rates may affect the translated value of our earnings and cash flows associated with our foreign operations as well as the translation of the net asset or liability positions that are denominated in foreign currencies. In addition, we are exposed to significant volatility from countries that could devalue their currencies, such as Argentina. In countries outside of the United States, we generally generate revenues and incur operating expenses denominated in local currencies. These revenue and expenses are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates. We monitor this risk and attempt to minimize the exposure to our net results through the management of cash disbursements in local currencies.

We prepared sensitivity analyses to determine the impact of hypothetical changes in foreign currency exchange rates on our results of operations. The foreign currency rate analysis assumed a uniform movement in currencies by 10% relative to the U.S. Dollar on our results. Based upon the results of these analyses, a 10% change in currency rates would have resulted in an increase or decrease in our earnings for the three and nine months ended September 30, 2015 by approximately $1.5 million and $3.5 million, respectively. We may seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operations using foreign currency term loans to finance our foreign subsidiaries when necessary. The term loans are denominated in local currencies and translated to U.S. dollars at period end exchange rates.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

We have established disclosure controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including the principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

38

Management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud have been or will be detected.

Our principal executive officer and principal financial officer, with the assistance of other members of our management, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this quarterly report. Based upon such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this quarterly report.

Internal Control Over Financial Reporting

Our principal executive officer and principal financial officer have also concluded that there was no change in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of our business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. We are not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.  We are aware of four putative stockholder class actions that have been filed since the announcement of the merger with Westport which challenge the proposed merger.  We believe that the claims are without merit and intend to defend the actions vigorously.

Item 1A. Risk Factors

In addition to the other information set forth in this report, you should carefully consider Part I, Item 1A. “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The risk factors contained in that report could materially affect our business, financial position and results of operations.  Except as set forth below, there are no material changes from the risk factors set forth in Part I, Item 1A., “Risk Factors,” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014.

The Company will be subject to various uncertainties and contractual restrictions while the merger is pending that could adversely affect its financial results.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on the Company. These uncertainties may impair the Company’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others that deal with the Company to seek to change existing business relationships with the Company. Employee retention and recruitment may be particularly challenging prior to completion of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the Company’s financial results.

In addition, the merger agreement restricts the Company from making certain acquisitions and dispositions and taking other specified actions while the merger is pending without Westport’s consent. These restrictions may prevent the Company from pursuing attractive business opportunities and making other changes to their respective businesses prior to completion of the merger or termination of the merger agreement.

Failure to complete the merger could negatively affect the Company’s stock price, its future business and financial results.

If the merger is not completed, the Company’s ongoing businesses may be adversely affected and the Company will be subject to several risks and consequences, including the following:

•	under the merger agreement, the Company may be required, under certain circumstances, to pay Westport a termination fee of USD $5.5 million;

39

•

the Company will be required to pay the costs and expenses it incurred related to the merger, whether or not the merger is completed, such as the fees and expenses of its legal, accounting and financial advisors, including in connection with certain due diligence investigations related thereto. In addition, the fees and expenses related to the printing and filing of the proxy statement/prospectus will be shared by the Company and Westport, other than attorneys’ and accountants’ fees;

•	the Company would not realize the expected benefits of the merger;
•

under the merger agreement, the Company is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies;

•

matters relating to the merger may require substantial commitments of time and resources by the Company’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to the Company as an independent company; and

•

the Company may lose key employees during the period in which the Company and Westport are pursuing the merger, which may adversely affect the Company in the future if it is not able to hire and retain qualified personnel to replace departing employees.

In addition, if the merger is not completed, the Company may experience negative reactions from the financial markets and from its customers and employees. The Company also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against the Company to attempt to force it to perform their respective obligations under the merger agreement.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended September 30, 2015, we did not sell any equity securities not registered under the Securities Act of 1933, as amended.

On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock. The program was expected to continue for up to one year and has concluded as of November 3, 2015.  Purchases under the repurchase program were made from time to time in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. Shares are repurchased at prevailing market prices based on market conditions and other factors.

During the third quarter of 2015 we repurchased zero shares of our common stock. Under the approved share repurchase program referenced above, a total of 2,041,066 shares have been repurchased as of September 30, 2015.  The approximate value of the shares that may yet be repurchased as of September 30, 2015 equals approximately $4.5 million.

Item 3. Defaults Upon Senior Securities

None.

Item  4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

In accordance with Accounting Standard Codification (“ASC”) Topic 350, “Intangibles – Goodwill and Other”, the Company performs its annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

During the third quarter of 2015, the Company determined that the proposed transaction with Westport (see Note 1 – Basis of Presentation) provided a sufficient indicator of a potential impairment that required an interim goodwill impairment analysis. As a result, the Company examined the Argentinean reporting unit of its FSS Automotive segment, as well as the US reporting unit of its FSS Industrial segment.

Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s

40

preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the reporting unit within the FSS Automotive segment, as well as for the reporting unit within the FSS Industrial segment.

As a result during the third quarter of 2015, the Company recognized, based on its best estimate, impairment charges of $3.3 million, in relation with its reporting unit located in Argentina within its FSS Automotive segment, and impairment charge of $3.7 million, in relation with its reporting unit located in the US within its FSS Industrial segment. These impairment charges were included as a separate component of operating income for the three and nine months ended September 30, 2015. As a result, as of September 30, 2015, the Company had no goodwill on its Consolidated Balance Sheet. Any adjustments to the estimated impairment loss following completion of the measurement of the impairment will be recorded in the fourth quarter of 2015.

In addition, in accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, the Company concluded that a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $5.3 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment and a $1.5 million impairment charge associated with equipment and leasehold improvements within its FSS Industrial segment.

For more information, see Note 15 to the Financial Statements included in this Form 10-Q.

Item 6. Exhibits

The following documents are filed as exhibits to this Quarterly Report:

2.1

Agreement and Plan of Merger, dated as of September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Whitehorse Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on September 2, 2015).

3.1

Amended and Restated Certificate of Incorporation of Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011).

3.2	Bylaws of Fuel Systems Solutions, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed on October 2, 2013).
4.1

Amendment No. 2 to Stockholder Protection Rights Agreement, dated September 11, 2015, by and between Fuel Systems Solutions, Inc. and Computershare Inc. (as successor rights agent to Mellon Investor Services LLC) (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed on September 14, 2015).

10.1

Voting Agreement, dated September 1, 2015, by and among Fuel Systems Solutions, Inc., Westport Innovations Inc. and Kevin Douglas (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on September 2, 2015)

10.2	Amendment No. 1 to the Fuel Systems Solutions, Inc. 2011 Stock Option Plan, effective as of August 30, 2015.
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act.
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Exchange Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

We will furnish any exhibit upon the payment of a reasonable fee, which fee shall be limited to our reasonable expenses in furnishing such exhibit. Requests for copies should be directed to: Corporate Secretary, Fuel Systems Solutions, Inc., 780 Third Avenue 25th Floor New York, NY 10017

41

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FUEL SYSTEMS SOLUTIONS, INC.
Date: December 11, 2015	By:	/s/ PIETRO BERSANI
Pietro Bersani
Chief Financial Officer and a duly authorized officer

42

SCHEDULE “B”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS AND ANNUAL AUDITED CONSOLIDATED

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

M-1

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management’s expectations for our business. These statements represent projections, beliefs and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performances or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management’s actions to vary, and the results of these variances may be both material and adverse. A list of the known material factors that may cause our results to vary, or may cause management to deviate from its current plans and expectations, is included in Item 1A “Risk Factors.” The following discussion should also be read in conjunction with the consolidated financial statements and notes included herein.

Overview

We design, manufacture and supply alternative fuel components and systems for use in the transportation and industrial markets on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For over 50 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of distributors and dealers in more than 60 countries and numerous original equipment manufacturers, or OEMs.

We offer an array of components, systems and fully integrated solutions for our customers, including:

fuel delivery—pressure regulators, fuel injectors, flow control valves and other components designed to control the pressure, flow and/or metering of gaseous fuels;

electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic controls;

systems integration—systems integration support to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements;

auxiliary power systems—fully integrated auxiliary power systems for truck and diesel locomotives; and

natural gas compressors—natural gas compressors and refueling systems for light and heavy duty refueling applications.

Manufacturers of industrial mobile and power generation equipment, stationary engines and heavy duty trucks and buses are among the most active customers for our industrial products. Users of small and large industrial engines capitalize on the lower cost and pollutant benefits of using alternative fuels. For example, forklift and other industrial equipment users often use our products to operate equipment indoors resulting in lower toxic emissions. The wide availability of gaseous fuels in world markets combined with their lower emissions and cost compared to gasoline and diesel fuels is driving growth in the global alternative fuel industry. Automobile manufacturers, taxi companies, transit and shuttle bus companies, and delivery fleets are among the most active customers for our transportation products where our largest markets are currently outside the United States.

Our U.S. automotive business has the capabilities necessary to be a leader in this market. We believe Fuel Systems is positioned to compete in the dedicated and bi-fuel natural gas vehicle (NGV) OEM market emerging in the United States. We maintain certain key technology and industry relationships to further our North American OEM and fleet market strategy. Our vehicle modification and systems integration capabilities for a variety of alternative fuel applications, CNG, and propane present us with a unique advantage in the market. While we have limited visibility with respect to the evolving US automotive market, we continue to believe fleet vehicles may offer attractive opportunities for our gaseous fuel solutions in the U.S. We have a full suite of automotive capabilities in this market, including a CARB certified, dedicated systems product line and in-house OEM systems engineering platform, enhancing our ability to leverage our existing relationships with fleet customers and other manufacturers as they roll out CNG and LPG versions of key fleet vehicles.

For the year ended December 31, 2014 revenue decreased approximately $60.7 million or 15.3%, compared to 2013 operating income became an operating loss of $54.2 million, including impairment charges of $44.3 million, and diluted earnings per share (“EPS”) went from a loss of $0.02 in 2013 to a loss of $2.66 in 2014.  These results were driven primarily by decreases in automotive

21

OEM, Delayed Original Equipment Manufacturers (“DOEM”) and aftermarket sales across many geographic areas, as well as decreases in sales of most of our industrial products. Lower sales at our FSS Automotive segment were primarily attributable to the conclusion of certain DOEM/OEM programs that were not renewed because of the automakers’ decisions, partly influenced by prevailing economic conditions and partly by increased competitive pressure, to either in-source systems or source from other suppliers. Furthermore, the aftermarket business in key areas such as Europe, and particularly Italy, is experiencing considerable year-over-year contraction, despite some increases in the South American and South Asian markets. Lower sales at our FSS Industrial segment were primarily the result of increased competition, which resulted in the loss of a large customer, as well as political unrest in some key geographic markets. Additionally, the weakening of local currencies compared to the US dollar negatively impacted our revenue at both our FSS Industrial and FSS Automotive segments by approximately $4.1 million and $11.0 million, respectively. These decreases at both our segments were partially offset by increased sales of auxiliary power units and compressors at our FSS Industrial and FSS Automotive segments, respectively, both of which have lower margins.

The aforementioned change in the product/geographic mix and the ensuing lower revenue negatively affected our operating income, which was also further negatively impacted by work force reduction and facility closing expenses of approximately $6.1 million incurred in connection with rationalization of activities at both our segments.  Additionally, in the second quarter of 2014, we recognized impairment charges of approximately $44.3 million, associated with goodwill and long-lived assets, for a consolidated EPS impact of approximately $2.15 per share, net of a tax benefit of approximately $1.1 million recognized in connection with these impairment charges. We continue to expect pressure on revenues in the near term as we face increased competition in both our FSS Automotive and FSS Industrial segments, as well as continued economic uncertainty in Europe.  As a result, we are initiating a set of restructuring steps to increase operating efficiencies and size our manufacturing footprint to our current revenue base.

In connection with the work force reduction and facility closing expenses initiatives completed in 2014, we are expecting cost savings in 2015 in a range of approximately $5.3 million to $6.3 million. Additionally, we are currently exploring additional rationalizations of activities to take place over the next couple of years.   While final determinations of all specific actions have not yet been made, we believe we can realize, over three years, benefits totaling approximately $25.0 million less costs of approximately $10.0 million.  Based upon the current timing of these initiatives, we anticipate a net increase in expenses in 2015, with the majority of benefits to be realized beginning in 2016. After the initial three year period , we expect to enjoy annualized benefits of approximately $25.0 million.

The US natural gas automotive market as well as the natural gas compressor market continues to develop at a much slower pace than we anticipated. These markets continue to encounter challenges including political, economic and other competing technical applications. While we continue to invest in these markets, any further weakening of these market developments would likely exacerbate the negative effects in our FSS Automotive operations that we are experiencing. Additionally, downward trends in oil price, as well as adverse foreign currency effects derived from the strengthening of the US dollar compared to local currencies (and especially versus the Euro and the Canadian dollar), may have further negative impact on our business. This could significantly affect our liquidity which may cause us to defer needed capital expenditures, reduce research and development or other spending, and defer costs to achieve productivity programs or sell assets, thereby negatively impacting our business, results of operations and financial condition.

Net cash provided by operations was $18.4 million for the year ended December 31, 2014. We believe that our net cash position of $91.4 million, including marketable securities (excluding Deferred Compensation Plan assets), provides us with adequate capital for working capital and general corporate purposes, which may include expansion of our business, and financing of future acquisitions of companies or assets.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions. We believe that the accounting policies related to the following accounts or activities are those that are most critical to the portrayal of our financial condition and results of operations and require the more significant judgments and estimates.

22

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance for doubtful accounts based on historical experience and any specific customer collection issues that have been identified through management’s review of outstanding accounts receivable. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized based, in part, on historical experience. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We believe that our warranty experience is within the industry norms. Our standard warranty period is 18 to 36 months from the date of delivery to the customer depending on the product. The warranty obligation on our certified engine products can vary from three to five years depending on the specific part and the actual hours of usage.

Our warranty reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding product failure rates, material usage and service delivery costs. If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and operating profit.

Inventory Reserves

We write down our inventory for estimated slow moving and obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. In addition, we examine current and future product sale turnover to determine if there is slow moving inventory.

Our inventory reserve contains uncertainties because the calculation requires management to make assumptions and to apply judgment regarding a number of factors including historical results, future demand and market conditions as well as current inventory loss trends. If actual results are not consistent with the assumptions and estimates used, additional inventory write-downs may be required.

Goodwill and Intangible Assets

We recognize separately from goodwill the assets acquired and the liabilities assumed at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of the consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. In those acquisitions that include contingent consideration—i.e. earnout payments to be paid upon the satisfaction of certain milestones—as part of the total consideration paid, we determine the fair value of this liability at the acquisition date using a probability weighted income approach. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed (including any contingent consideration) at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations.

Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets, support obligations assumed, estimated restructuring liabilities and pre-acquisition contingencies. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based in part on historical experience and information obtained from the management of the acquired companies and they are inherently uncertain.

Examples of critical estimates in valuing certain of the intangible assets we have acquired include, but are not limited to:

•	future expected cash flows from acquired developed technologies and patents and other customer contracts;
•	the life of the acquired developed technologies and patents;
•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio;

23

•	risk associated with uncertainty, achievement and payment of any milestones; the life of the acquired developed technologies and patents;
•	the acquired company’s brand and competitive position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and
•	discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

In addition, uncertain tax positions assumed in connection with a business combination are initially estimated as of the acquisition date and we reevaluate these items quarterly, with any adjustments to our preliminary estimates being recorded to goodwill provided that we are within the measurement period and we continue to collect information in order to determine their estimated values. Subsequent to the measurement period, our final determination of the uncertain tax positions estimated value, or tax related valuation allowances, changes to these uncertain tax positions’ and tax related valuation allowances will affect our provision for income taxes in our consolidated statement of operations and could have a material impact on our results of operations and financial position.

Goodwill—Impairment Assessments

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. We perform our annual impairment test during the fourth quarter, after the annual budgeting process is completed. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Each interim period, management assesses whether or not an indicator of impairment is present that would necessitate that a goodwill impairment analysis be performed in an interim period other than during the fourth quarter.

The goodwill impairment analysis is a two-step process, with an optional (under certain circumstances) qualitative analysis, known as “step 0”, based on relevant event and circumstances that may be performed ahead of such two steps to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If step 0 passes, the two-steps impairment process is not required. If step 0 fails, the two-steps process analysis is required. Step one compares the carrying amount of the reporting unit to its estimated fair value. To the extent that the carrying value of the reporting unit exceeds its estimated fair value, step two is performed, where the reporting unit’s carrying value of goodwill is compared to the implied fair value of goodwill. To the extent that the carrying value of goodwill exceeds the implied fair value of goodwill, impairment exists and must be recognized.

Management reviews goodwill for impairment at the reporting unit level. Our reporting units are identified in accordance with Accounting Standard Codification (“ASC”) Topic 350, “Intangibles—Goodwill and Other”. As of the current annual impairment date we had six reporting units.

We prepare our goodwill impairment analysis by comparing the estimated fair value of each reporting unit, determined using an income approach, with its carrying value. The carrying value of a reporting unit is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units.

The income approach requires several assumptions including future sales growth, EBIT (earnings before interest and taxes) margins, and capital expenditures. These assumptions are the basis for the information used in the discounted cash flow model. The discounted cash flow model also requires the use of a discount rate and a terminal revenue growth rate (the revenue growth rate for the period beyond the five years forecasted by the reporting units), as well as projections of future gross and operating margins (for the period beyond the forecasted five years).

During the second quarter of 2014, we determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the recent trading values of our stock, and corresponding decline in our market capitalization, coupled with market conditions and business trends within our various reporting units. As a result, we examined the Italian reporting units of our FSS Automotive segment, as well as the Canadian and Netherlands reporting units of our FSS Industrial segment.

24

During the second quarter of 2014, in relation with the above-mentioned reporting units, management used discount rates ranging from 13.75% to 19.25% and terminal growth rates of 3% (the differences in discount rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments). The discount rates used for the above-mentioned reporting units increased significantly from the fourth quarter of 2013 analysis due to the decrease in our market capitalization. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair Value Measurements and Disclosures.” Based on our preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within our FSS Automotive segment, as well as for the two reporting units within our FSS Industrial segment. As a result, during the second quarter of 2014, we recognized, based on our best estimate, impairment charges of approximately $33.1 million and $2.6 million, respectively, in relation with our two reporting units located in Italy within our FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with our two reporting units located in Canada and in the Netherlands within our FSS Industrial segment.

During the three months ended September 30, 2014, the impairment analysis for goodwill was finalized and no changes were identified. These impairment charges are included as a separate component of operating income in the consolidated statement of operations for the year ended December 31, 2014 (See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

During the fourth quarter of 2014, management tested the remaining goodwill balance using discount rates ranging from 15.0% to 24.25% and terminal growth rates ranging from 3.0%-7.0% (the differences in discount rates and terminal growth rates reflect considerations about differences in the underlying businesses, as well as local economic conditions/environments). The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”.

The fair values of our reporting units exceeded the respective carrying values by more than 30%. Consequently, no further impairments were identified during the fourth quarter of 2014.

Variances well in excess of 500 basis points resulting either from increases in the discount rate, or from decreases in the projected cash flows terminal growth rate, would have resulted in one reporting unit failing step one of the goodwill impairment analysis, which would have required the completion of step two of the goodwill impairment analysis to arrive at a potential goodwill impairment loss for this reporting unit. The goodwill at risk associated with this reporting unit is approximately $3.7 million as of December 31, 2014.

As a result, as of December 31, 2014, we had $7.4 million of goodwill on our Consolidated Balance Sheet.

In 2013, our analyses showed no indicator of possible impairment of goodwill.

During the fourth quarter of 2012, management used discount rates ranging from 11.75% to 22% and terminal growth rates ranging from 5%-7%. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”.

As a result of the goodwill impairment analysis performed during the fourth quarter of 2012, we recognized an impairment charge of $5.3 million to fully impair the goodwill balance of our US Automotive reporting unit, as well as an impairment charge of $4.6 million against the original amount of our Alternative Fuels Systems (2004) Inc. (“AFS”) reporting unit goodwill of $5.2 million. These impairment charges were included as a separate component of operating income for the year ended December 31, 2012. (See Note 15—Impairments in this Form 10-K for the year ended December 31, 2014 for carrying amount of goodwill by segments).

Long-lived assets—Impairment Assessments

In accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, we make judgments about the recoverability of purchased finite lived intangible assets and equipment and leasehold improvements whenever events or changes in circumstances indicate that impairment may exist. We consider several indicators of impairment, among which: a significant decrease in the market price of a long-lived asset (asset group); a significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition; a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator; an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group); a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group); a current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Each period we evaluate the estimated remaining useful lives of purchased intangible assets and whether events or changes in circumstances warrant a revision to the remaining periods of amortization. Recoverability of long-lived assets is measured by comparison

25

of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. Undiscounted cash flows are estimated through several assumptions including future sales growth, EBIT, margins, and capital expenditures.

Assumptions and estimates about future values and remaining useful lives of our intangible and other long-lived assets are complex and subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts.

In the second quarter of 2014, we found an indicator of possible impairment of long-lived assets in the operating results and cash flow trends, both current and forecasted, which were evidenced by the goodwill impairment analysis in four of our reporting units, two in Italy, within the FSS Automotive segment, and one in Canada, and one in the Netherlands within the FSS Industrial segment. In addition to these units, we examined our US Automotive operations due to continuing negative cash flows from the business. In its analysis, management determined that the lowest level asset group, for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is represented by the respective reporting unit for one of its Italian reporting units and for its US, Canadian, and Netherlands reporting unit, whereas for the other Italian reporting unit, the lowest level identifiable asset groups are two, in connection with the core business and compressor business, respectively. Our recoverability test included some of the same assumptions used in the goodwill impairment tests, with additional considerations to determine future cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Considerations on terminal value, adjusted to exclude growth beyond the existing service potential of the asset group, were also factored in under both a growth model and a multiple of earnings scenario. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair Value Measurements and Disclosures”. As a result of the long-lived assets impairment analysis, we recognized impairment charges of approximately $2.7 million and $1.7 million against the carrying values of equipment and leasehold improvements and intangible assets, respectively, at our Italian compressor business asset group and our US Automotive reporting unit within our FSS Automotive segment.

The long-lived assets impairment charges are included as a separate component of operating income in the consolidated statement of operations for the year ended December 31, 2014.

In the fourth quarter of 2014, our analyses showed no indicator of possible impairment of long-lived assets.

In 2013, our analyses showed no indicator of possible impairment of long-lived assets.

In the fourth quarter of 2012, we found an indicator of possible impairment of long-lived assets in the operating results and cash flow trends, both current and forecasted, which were evidenced by the goodwill impairment analysis in two of our reporting units discussed above. In its analysis, management determined that the lowest level asset group, for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities, is represented by each respective reporting unit. Our recoverability test included some of the same assumptions used in the goodwill impairment tests, with additional considerations to determine future cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset group. Considerations on terminal value, adjusted to exclude growth beyond the existing service potential of the asset group, were also factored in under both a growth model and a multiple of earnings scenarios. The inputs utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures”. As a result of the long-lived assets impairment analysis, we recognized impairment charges of approximately $8.9 million and of $2.2 million against the carrying values of our US Automotive reporting unit intangibles and equipment and leasehold improvements, respectively, as well as an impairment charge of approximately $1.0 million against the carrying value of our AFS reporting unit intangibles. These impairment charges were included as a separate component of operating income for the year ended December 31, 2012. (See Note 15—Impairments in this Form 10-K for the year ended December 31, 2014 for carrying amount of intangibles by segments).

Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

26

Deferred Taxes

Based upon the substantial net operating loss carryforwards and recent history of losses incurred in certain jurisdictions, we cannot conclude that it is more likely than not that the deferred tax assets in the United States and certain foreign jurisdictions as of December 31, 2014 will be realized within the foreseeable future. The balance of the total United States valuation allowance was approximately $41.8 million as of December 31, 2014. In addition, we have a foreign valuation allowance of approximately $5.5 million as of December 31, 2014. We expect to provide a full valuation allowance on future tax benefits generated in the United States and in certain foreign jurisdictions until we can sustain a level of profitability that demonstrates our ability to utilize the deferred tax assets.

As of December 31, 2014, undistributed earnings, except with respect to a portion of undistributed earnings from our Italian subsidiaries, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Residual U.S. taxes have been accrued (applied as a reduction of net operating loss carryforwards) on approximately $0.3 million of earnings of MTM that is not considered indefinitely reinvested. Such amounts could be drawn as a dividend from MTM in the future without U.S. income tax consequences. We repatriated $26.3 and $3.3 million in 2014 and 2013, respectively, and currently intend to repatriate a future portion of these funds; however we do not intend nor foresee the need to repatriate funds in excess of the remaining $0.3 million of earnings not considered to be indefinitely reinvested.  Upon distributions of earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. We have accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested. It is not practical to determine the income tax impact in the event we repatriate undistributed foreign earnings that are considered indefinitely reinvested. As of December 31, 2014, approximately $1.3 million in foreign withholding taxes was accrued related to undistributed earnings not considered to be indefinitely reinvested, as well as to $26.3 million of funds repatriated in 2014.

We believe that we have considered relevant circumstances that we may be currently subject to, and the financial statements accurately reflect our best estimate of the results of our operations, financial condition and cash flows for the years presented. We have discussed the decision process and selection of these critical accounting policies with the Audit Committee of the Board of Directors.

Results of Operations—Years Ended December 31, 2014 and 2013

(Amounts in the tables in thousands, except percentages)

REVENUES

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$104,435	$123,351	$(18,916)	(15.3)%
FSS Automotive	234,693	276,490	(41,797)	(15.1)%
Total Revenues	$339,128	$399,841	$(60,713)	(15.2)%

FSS Industrial.  The decrease in revenue is primarily attributable to a net decrease (mainly in North America) of our mobile equipment and stationary products of approximately $15.3 million, as well as lower heavy duty business in Asia of approximately $6.1 million. These decreases were partially offset by increased sales of auxiliary power units in North America of approximately $2.0 million. Our industrial business was significantly impacted by increased competition resulting in the loss of a significant customer, while our heavy duty business was negatively impacted by current political unrest in Thailand. We expect the pressure on revenue attributable to increased competition to continue in the near term. Included in the results discussed above is the weakening of local currencies compared to the US dollar, which negatively impacted our revenue by approximately $4.1 million for the year ended December 31, 2014.

FSS Automotive. The decrease in revenue is primarily attributable to lower DOEM sales of approximately $35.5 million, primarily due to loss of customers in the European markets (primarily Italy) in connection with their change in products strategies and lower volumes in the North American market.  Additionally, OEM sales experienced a net decrease of approximately $16.9 million in most geographic areas, despite an increase in India of approximately $5.8 million related to our Rohan BRC acquisition in the third quarter of 2013. Aftermarket sales decreased by approximately $2.3 million in most geographic areas, but primarily in Europe and in the US, despite an increase in aftermarket sales in Argentina and India. The OEM and aftermarket declines were the result of increasing competitive pressure, as well as weak economic environments leading to the end or slow-down of some projects. While the increase in competitive pressure is primarily linked to pricing adjustments, over the last 12 to 18 months we have seen our aftermarket market share increase, primarily in Italy. These decreases were partially offset by an increase in sales of compressors of approximately

27

$12.7 million. In the near term, we continue to expect pressure on revenue attributable to increased competition on the markets we operate, as well as shifting strategies at some of our customers. Included in the results discussed above is the weakening of the local currencies compared to the US dollar, which negatively impacted our revenue by approximately $11.0 million for the year ended December 31, 2014.

The following represents revenues by geographic location for the years ended December 31, 2014 and 2013, which includes the above-mentioned negative impact related to weakening local currencies compared to the US dollar:

	Year Ended December 31,		Change	Percent Change
	2014	2013
North America:
United States	$87,176	$113,674	(26,498)	(23.3)%
Canada	5,144	5,044	100	1.9%
Europe:
Italy	51,342	74,987	(23,645)	(31.5)%
All other	88,223	78,219	10,004	12.8%
Asia & Pacific Rim	42,829	66,577	(23,748)	(35.7)%
Latin America	64,414	61,340	3,074	5.0%
Total Revenues	$339,128	$399,841	$(60,713)	(15.2)%

The increase in the “All other” locations within Europe primarily relates to higher sales of other products with lower margins, primarily in Russia, while the increase in Latin America is primarily attributable to aftermarket sales in Argentina. Russia is currently experiencing economic sanctions and management is not able to anticipate the future impact of such sanctions. All other geographic locations experienced decreases in revenue when compared to the prior year period, primarily in relation with the items discussed above for both FSS Industrial and FSS Automotive. Included in the results discussed above is the negative impact of the changes of local currencies compared to the US Dollar, which negatively impacted revenue by approximately $15.1 million.

COST OF REVENUE

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$75,214	$92,392	$(17,178)	(18.6)%
FSS Automotive	189,257	220,311	(31,054)	(14.1)%
Total Cost of Revenue	$264,471	$312,703	$(48,232)	(15.4)%

28

FSS Industrial. The decrease in cost of revenue is primarily attributable to lower material costs of approximately $16.9 million associated with lower volumes. While gross profit decreased in dollar terms due to the effect of lower volumes, the gross margin percentage for the year ended December 31, 2014 increased due to the positive effect associated with the loss of the sales to the above-mentioned customer, which historically had low margins. Included in the results discussed above is effect of the weakening of local currencies compared to the US dollar, which positively impacted cost of revenue by approximately $3.4 million for the year ended December 31, 2014.

FSS Automotive. The decrease in cost of revenue is primarily attributable to lower material cost of approximately $23.0 million, as well as lower compensation expense and outside services expenses of approximately $6.6 million, associated with both headcount reduction initiatives and lower volumes. Additionally, further decreases in cost of revenue are attributable to the impact in the previous year of the loss recorded on the acquisition of an additional 44.89% equity interest in Rohan BRC of approximately $2.0 million, and to lower current year depreciation and amortization expenses of approximately $1.0 million related to the write-off of intangible assets and equipment and leasehold improvements in the second quarter of 2014. The aforementioned decreases were partially offset by an increase in warranty expense of approximately $1.5 million. The above-mentioned shift in product and geographic mix, as well as lower overall revenue, resulted in a lower gross margin percentage compared to the prior year. Included in the results discussed above is the effect of the weakening of local currencies compared to the US dollar, which had a positive impact on cost of revenue of approximately $9.4 million for the year ended December 31, 2014.

RESEARCH & DEVELOPMENT

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$7,700	$7,727	$(27)	(0.3)%
FSS Automotive	18,494	19,813	(1,319)	(6.7)%
Total Research and Development	$26,194	$27,540	$(1,346)	(4.9)%

FSS Industrial. Research and development expenses remained relatively flat. While we continue to invest in research and development to enhance our current products and explore new ways to expand our current offerings with new solutions and alternatives, we remain focused on accurately managing costs in order to rationalize expenditures.

FSS Automotive. The decrease primarily relates to higher costs incurred in the prior year in connection with prototyping activities on a project for a customer, as well as cost saving activities in the current year, which resulted in lower outside services and related expense of approximately $1.2 million. We remain focused on rationalizing costs, while continuing to work on advancing our existing product lines and develop various projects for possible new product offerings.

SELLING, GENERAL & ADMINISTRATIVE

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$13,146	$13,420	$(274)	(2.0)%
FSS Automotive	36,526	35,250	1,276	3.6%
Corporate	8,669	6,519	2,150	33.0%
Total Selling, General & Administrative	$58,341	$55,189	$3,152	5.7%

FSS Industrial. The decrease primarily relates to lower compensation and related expense of approximately $0.8 million in connection with decreased headcount, which were partially offset by the cost of a voluntary work force reduction initiative in the current year of approximately $0.6 million.

FSS Automotive. The increase primarily relates to facility closing, work force reduction and lease abandonment expenses in the current year of approximately $5.5 million, incurred in connection with rationalization of activities at our Italian operations, as well as prior year reversal of contingent consideration of approximately $0.4 million. These increases were partially offset primarily by lower outside service expenses of approximately $2.4 million primarily in connection with lower consulting fees, cost savings of approximately $1.2 million achieved through process streamlining and increased efficiencies primarily at our Italian subsidiary, as well as a release of accounts receivable allowance of approximately $0.7 million. Included in the results discussed above is the

29

weakening of local currencies compared to the US dollar, which had a positive impact on selling, general and administrative expenses of approximately $1.5 million for the year ended December 31, 2014.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services and investor relations. Corporate expenses increased primarily as a result of increases in outside services for consultants in connection with restructuring and other activities.

IMPAIRMENTS

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$4,158	$0	$4,158	NM
FSS Automotive	40,183	0	40,183	NM
Total	$44,341	$0	$44,341	NM

FSS Industrial. During the second quarter of 2014, we recorded an impairment charge of approximately $4.2 million, representing the write-off of goodwill associated with our reporting units located in Canada and in the Netherlands. Due to the recent trading values of our stock, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements. . See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

FSS Automotive. During the second quarter of 2014, we recorded impairment charges of approximately $35.8 million, $1.7 million and $2.7 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our Italian and US reporting units. Due to the recent trading values of our stock, coupled with market conditions and business trends resulting in lower earnings and cash flow forecasts, we determined that those reporting units could not support the carrying value of their respective goodwill, intangibles and equipment and leasehold improvements. . See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

For the year ended December 31, 2013 we recorded no impairments.

OPERATING INCOME/(LOSS)

	Year Ended December 31,		Change	Percent Change
	2014	2013
FSS Industrial	$4,217	$9,811	$(5,594)	(57.0)%
FSS Automotive	(49,767)	1,117	(50,884)	NM
Corporate Expenses	(8,669)	(6,519)	(2,150)	(33.0)%
	$(54,219)	$4,409	$(58,628)	NM

Operating income for the year ended December 31, 2014 decreased for the reasons stated above and resulted in an operating loss for the period.

Other Income (Expense), Net.

Other income (expense) includes foreign exchange gains and losses between various other assets and liabilities to be settled in other currencies. For the year ended December 31, 2014 we recognized approximately $1.1 million in net gains on foreign exchange compared to $2.1 million in net losses on foreign exchange for the year ended December 31, 2013. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements with any currency that we transact in; therefore, we do not measure or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Provision for Income Taxes.

Income tax expense for the year ended December 31, 2014 and 2013 was approximately $0.6 million and $3.6 million, representing an effective tax rate of 1.1% and 115.6%, respectively, and primarily consisted of the provision for our foreign operations

30

(see Note 10—Income Taxes, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion).

A full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those jurisdictions, as we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the years ended December 31, 2014 and 2013, we incurred a pre-tax loss of approximately $12.4 million and $8.9 million, respectively, in the loss jurisdictions. Accordingly, for the year ended December 31, 2014, we have not recorded income tax benefits for losses incurred, or significant income tax expense, for income generated for such jurisdictions; as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is primarily a result of the fluctuation of earnings in the various jurisdictions.

Results of Operations—Years Ended December 31, 2013 and 2012

(Amounts in the tables in thousands, except percentages)

REVENUES

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$123,351	$122,674	$677	0.6%
FSS Automotive	276,490	271,273	5,217	1.9%
Total Revenues	$399,841	$393,947	$5,894	1.5%

FSS Industrial.  The slight increase in revenue is primarily due to an increase in sales in the North and South American markets for our kits of approximately $6.8 million, as well as for our auxiliary power units of approximately $1.7 million. These increases were partially offset by a decrease in the heavy duty business in Asia of approximately $3.9 million, due to our main customer revising the timing of its orders and its overall purchases in order to adjust to a decreasing local demand, as well as decreases of approximately $1.7 million in sales of our industrial products in Europe. We currently expect lower revenue in the near term as we are facing increased competition which resulted in the loss of a large customer. Included in the results discussed above is the weakening of local currencies compared to the US dollar, which negatively impacted revenue by approximately $3.0 million for the year ended December 31, 2013

FSS Automotive. The increase in revenue was primarily due to increased DOEM sales of approximately $30.8 million, of which approximately $24.7 million relates to the US market with the remainder mostly concentrated in Italy, as well as increased sales of compressors of approximately $4.4 million. These increases were partially offset by lower aftermarket and OEM sales of approximately $30.2 million in nearly all geographic areas, but especially in Italy and the US. This trend in the sale mix has characterized this year so far and is expected to continue in the coming months, particularly as the European market continues to be negatively affected by the overall business climate and struggles with a slower than expected recovery from the recession. In addition, we currently expect lower revenue in the near term as we are facing increased competition, as well as shifting product strategy at some of our customers. Included in the results discussed above is the strengthening of local currencies compared to the US dollar, which had a positive impact on revenue of approximately $1.8 million for the year ended December 31, 2013.

31

The following represents revenues by geographic location for the years ended December 31, 2013 and 2012, which includes the above-mentioned negative impact related to weakening local currencies compared to the US dollar:

	Year Ended December 31,		Change	Percent Change
	2013	2012
North America:
United States	$113,674	$92,652	21,022	22.7%
Canada	5,044	5,938	(894)	(15.1)%
Europe:
Italy	74,987	76,026	(1,039)	(1.4)%
All other	78,219	78,623	(404)	(0.5)%
Asia & Pacific Rim	66,577	73,425	(6,848)	(9.3)%
Latin America	61,340	67,283	(5,943)	(8.8)%
Total Revenues	$399,841	$393,947	$5,894	1.5%

The increase in the North America locations primarily relates to higher sales in the US Automotive market. All other geographic locations experienced decreases in revenue when compared to the prior year, primarily in relation to lower aftermarket and OEM sales. Included in the results discussed above is the net negative impact of the changes of local currencies compared to the US Dollar, which negatively impacted revenue by approximately $1.2 million.

COST OF REVENUE

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$92,392	$93,019	$(627)	(0.7)%
FSS Automotive	220,311	209,094	11,217	5.4%
Total Cost of Revenue	$312,703	$302,113	$10,590	3.5%

FSS Industrial. The decrease in cost of revenue primarily relates to lower warranty costs of $0.6 million, lower inventory write-offs, as well as lower amortization of $0.3 million from the write-off of intangibles in the fourth quarter of 2012, which were offset by an increase in material costs associated with higher volumes of approximately $0.8 million. Gross margin for the year ended December 31, 2013 benefited from the above-mentioned changes in sales mix and reduction in costs compared to the prior year’s period. Included in the results discussed above is the weakening of local currencies compared to the US dollar, which had a positive impact on cost of revenue of approximately $2.7 million for the year ended December 31, 2013.

FSS Automotive. The increase in cost of revenue primarily relates to increases in material costs, including higher inventory write-off, of approximately $8.5 million, as well as increases in compensation and related costs and outside service expenses of approximately $3.5  million, associated with higher DOEM volumes in the US and with higher compressor volumes, which both have lower margins. Cost of revenue also includes the impact of the loss recorded on the acquisition of the additional 44.89% equity interest in Rohan BRC of approximately $2.0 million. These increases were offset by lower depreciation and amortization expenses of approximately $2.5 million related to the write-off of intangible assets and equipment and leasehold improvements in the fourth quarter of 2012. The above-mentioned shift in product and geographic mix resulted in a lower gross margin compared to the prior year’s period. Included in the results discussed above is the strengthening of local currencies compared to the US dollar, which had a negative impact on cost of revenue of approximately $0.9 million for the year ended December 31, 2013.

RESEARCH & DEVELOPMENT

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$7,727	$6,775	$952	14.1%
FSS Automotive	19,813	21,552	(1,739)	(8.1)%
Total Research and Development	$27,540	$28,327	$(787)	(2.8)%

32

FSS Industrial. The increase primarily relates to higher compensation and related expenses and higher project related costs, mainly due to an increase in headcount as we continue to invest in our existing products, as well as look to expand our current offering with new solutions.

FSS Automotive. The decrease primarily relates to lower compensation and related expenses (in connection with decreased headcount) of approximately $1.0 million, as well as lower supply expenses of approximately $0.6 million, primarily associated with the initial development of an OEM bi-fuel vehicle program in the US, which was completed in late 2012. We are focused on managing costs as we continue to develop various projects for possible new product offerings, while also looking to advance our existing product lines.

SELLING, GENERAL & ADMINISTRATIVE

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$13,420	$12,563	$857	6.8%
FSS Automotive	35,250	36,087	(837)	(2.3)%
Corporate	6,519	6,097	422	6.9%
Total Selling, General & Administrative	$55,189	$54,747	$442	0.8%

FSS Industrial. The increase relates to higher compensation of approximately $1.1 million, which was partially offset by lower outside service expenses, primarily due to the costs associated in the prior year with the expansion of our production system software in Canada, as well as a prior year severance charge in the US.

FSS Automotive. The decrease primarily relates to lower allowance for doubtful accounts of approximately $1.3 million, an allowance for uncollectible loans to Rohan of approximately $0.8 million in 2012 as well as lower compensation and related expenses resulting from reorganization of activities at the US automotive business. These decreases were partially offset by increases in outside service expenses as well as lower reversals in 2013 of contingent consideration associated with recent acquisitions.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal and accounting services and investor relations. Corporate expenses increased primarily due to higher outside services.

IMPAIRMENTS

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$0	$5,673	$(5,673)	NM
FSS Automotive	0	16,373	(16,373)	NM
Total	$0	$22,046	$(22,046)	NM

For the year ended December 31, 2013 we recorded no impairments.

FSS Industrial. During the fourth quarter of 2012, we recorded impairment charges of approximately $4.6 million and $1.0 million representing the write-off of goodwill and intangible assets, respectively, associated with our AFS reporting unit. Due to lower than expected demand for our products, primarily from the Indian market, management’s forecasts of earnings and cash flow have declined. Management utilizes these forecasts for the income approach as part of the goodwill and intangibles impairment reviews. As a result of the lower earnings and cash flow forecasts, we determined that the reporting unit could not support the carrying value of its respective goodwill and intangibles. See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

FSS Automotive. During the fourth quarter of 2012, we recorded impairment charges of $5.3 million, $8.9 million and $2.2 million representing the write-off of goodwill, intangible assets, and equipment and leasehold improvements, respectively, associated with our US Automotive reporting unit. Due to the slow development of the US natural gas automotive market, management’s forecasts of earnings and cash flow have declined. Management utilizes these forecasts for the income approach as part of the goodwill and intangibles impairment reviews. As a result of the lower earnings and cash flow forecasts, we determined that the reporting unit could not support the carrying value of its goodwill and intangibles. See Note 15 —Impairments, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion.

33

OPERATING INCOME/(LOSS)

	Year Ended December 31,		Change	Percent Change
	2013	2012
FSS Industrial	$9,811	$4,644	$5,167	111.3%
FSS Automotive	1,117	(11,833)	12,950	109.4%
Corporate Expenses	(6,519)	(6,097)	(422)	(6.9)%
	$4,409	$(13,286)	$17,695	133.2%

Operating income for the year ended December 31, 2013 increased for the reasons stated above.

Other Income (Expense), Net.

Other income (expense) includes foreign exchange gains and losses between various other assets and liabilities to be settled in other currencies. For the year ended December 31, 2013 we recognized approximately $2.1 million in losses on foreign exchange compared to $0.7 million in losses on foreign exchange for the year ended December 31, 2012. We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements with any currency that we transact in; therefore, we do not measure or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Provision for Income Taxes.

Income tax expense for the year ended December 31, 2013 and 2012 was approximately $3.6 million and $2.2 million, representing an effective tax rate of 115.6% and 16.2%, respectively, and primarily consisted of the provision for our foreign operations (see Note 10—Income Taxes, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K for additional discussion). In addition, during the second quarter of 2012, we determined that the recoverability of the net deferred tax assets in our Canadian entities was more likely than not. As a result, we released the related valuation allowance and recognized a tax benefit of approximately $5.0 million. The release of the valuation allowance was based upon the recent history of earnings of our Canadian entities, forecasted future earnings of this group, and the merger of our Canadian operations into a single legal entity that was completed on January 1, 2013, and which will allow the netting, for income tax reporting purposes, of income with losses incurred within this group.

A full valuation allowance is maintained against the income tax benefits generated in the United States and certain foreign jurisdictions (“loss jurisdictions”) due to cumulative losses incurred in those jurisdictions, as we cannot conclude that such tax benefits meet the more likely than not threshold for realization. For the years ended December 31, 2013 and 2012, we incurred a pre-tax loss of approximately $8.9 million and $37.0 million, respectively, in the loss jurisdictions. Accordingly, for the year ended December 31, 2013, we have not recorded income tax benefits for losses incurred, or significant income tax expense, for income generated for such jurisdictions; as such amounts will be offset by the valuation allowance. We operate in an international environment with significant operations in various locations outside of the United States, which have statutory tax rates that are different from the United States tax rate. Accordingly, the consolidated income tax rate is a composite rate reflecting the earnings in the various locations and the applicable rates. The change in the effective tax rate is primarily a result of the fluctuation of earnings in the various jurisdictions.

Liquidity and Capital Resources

(Amounts in the tables in thousands)

Overview— Our primary sources of liquidity are cash provided by operating activities and debt financing. Additionally from time to time we raise funds from the equity capital markets to fund our working capital and general corporate purposes, which may include expansion of our business, additional repayment of debt and financing of future acquisitions of companies or assets. We believe the amounts available to us under our various credit agreements together with cash on hand will continue to allow us to meet our needs for working capital and other cash needs for worldwide operations for at least the next 12 months. For periods beyond 12 months, although we do not have any plans to do so, we may seek additional financing to fund future operations through future offerings of equity or debt securities or through agreements with corporate partners with respect to the development of our technologies and products. We can offer no assurances that we will be able to obtain additional funds on acceptable terms, if at all. However, our ability to satisfy our working capital requirements will substantially depend upon our future operating performance (which may be affected by prevailing economic conditions), and financial, business and other factors, some of which are beyond our control. We continue to evaluate our liquidity needs.

34

On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock. The program is expected to continue for up to one year. Purchases under the repurchase program may be made from time to time in open-market transactions, block transactions on or off an exchange, or in privately negotiated transactions. Shares are repurchased at prevailing market prices based on market conditions and other factors.  As of December 31, 2014, 336,811 shares were repurchased under this program. Total shares repurchased under the above-mentioned approved program through March 10, 2015 equal 1,087,915.

We earn a significant amount of our operating results outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions; however, we had accrued (as a reduction to net operating loss carry-forwards) residual U.S. taxes on approximately $30.0 million of earnings not considered to be indefinitely reinvested. Following repatriation of earnings in 2014 and 2013 of $26.3 million and $3.3 million, respectively, we currently have accrued residual U.S. taxes on approximately $0.3 million of earnings not considered to be indefinitely reinvested.  This amount was deemed to be a constructive dividend creating taxable income for US income tax purposes; upon distribution of earnings in the form of dividend, or otherwise, in excess of these amounts, we may be subject to US income taxes. In addition, we would be subject to withholding taxes payable to various foreign countries. In June 2012, our FSS Automotive segment purchased approximately an additional $6.3 million of prime-rated German government bonds with a maturity date of March 14, 2014, which were subsequently sold before maturity on February 8, 2013 for approximately $6.8 million. The related proceeds, as well as additional cash, were reinvested into a new purchase of prime-rated German government bonds for approximately $12.6 million, with a maturity date of October 10, 2014. After maturity of this German bond, the liquidity was temporarily invested in cash and cash equivalents. These investments were placed in the available for sale category. As of December 31, 2014 we had approximately $54.8 million of cash and marketable securities held in accounts outside the U.S., primarily in Europe. We currently intend to repatriate a portion of these funds; however, we do not intend nor foresee the need to repatriate funds in excess of the $0.3 million of earnings not considered to be indefinitely reinvested. We expect existing cash and cash equivalents and cash flows from operations to continue to be sufficient to fund our operating activities and cash commitments for investing and financing activities, such as regular material capital expenditures, for at least the next 12 months.

Should we require more capital in the U.S. than is generated by our operations domestically, for example to fund significant discretionary activities, such as acquisitions of businesses, we could elect to repatriate future earnings from foreign jurisdictions. This could result in higher effective tax rates. We have the ability to borrow funds domestically at reasonable interest rates. See Item 1A “Risk Factors” in this Annual Report on Form 10-K for additional information that could impact our liquidity and capital resources.

Our ratio of current assets to current liabilities was approximately 3:1 at both December 31, 2014 and December 31, 2013, respectively. At December 31, 2014, our total working capital decreased by $29.7 million to $174.3 million from $204.1 million at December 31, 2013. This decrease is primarily due to the following: (1) a decrease of $18.1 million in accounts receivable attributable to both our divisions but primarily to our FSS Automotive operations as a result of lower sales; (2) a decrease of $15.1 million in inventory attributable to both our divisions and primarily to our FSS Automotive operations; and (3) a decrease of $8.0 million in short term investments attributable to the net effect of our investing activities and primarily to the expiration of the investments in German bonds at our FSS Automotive operations, which were all partially offset by: (a) a decrease of $5.1 million in accrued expenses attributable primarily to our FSS Automotive operations in relation with decreased accruals for payroll obligation due to lower post-restructuring headcount and decreased accruals for warranty; (b) an increase of $4.2 million in cash and cash equivalents primarily attributable to the net effect of our investing and operating activities; (c) a net increase of $2.3 million in related party receivables, and (d) a decrease of approximately $0.8 million in accounts payable primarily attributable to higher activity in the previous period. Included in the net decrease commented above were approximately $19.6 million of net decreases attributable to changes in foreign currency exchange rates.

The following table provides a summary of our operating, investing and financing activities as follows:

	Years ended December 31,
	2014	2013	2012
Net cash provided by (used in):
Operating activities	$18,424	$21,602	$12,818
Investing activities	(6,060)	(17,976)	(22,673)
Financing activities	(3,581)	(255)	(11,637)
Effect on cash of changes in exchange rates	(4,564)	1,915	427
Net increase/(decrease) in cash and cash equivalents	$4,219	$5,286	$(21,065)

Cash Flow from Operating Activities. We prepare our statement of cash flows using the indirect method. Under this method, we reconcile net income (loss) to cash flows from operating activities by adjusting net income (loss) for those items that impact net income (loss) but may not result in actual cash receipts or payments during the period. These reconciling items include but are not

35

limited to impairments, depreciation and amortization, provisions for inventory reserves and doubtful accounts; gains and losses from various transactions and changes in the consolidated balance sheet for working capital from the beginning to the end of the period.

2014 compared to 2013. In 2014, our net cash flow provided by operating activities decreased $3.2 million from the net cash flow provided by operating activities in the twelve months ended December 31, 2013. This decrease was primarily driven by lower income (as adjusted for non-cash items), and by the net effect of changes in net working capital and other balance sheet accounts. These changes include increases in operating cash flows associated with accounts payable and taxes payable (primarily in relation with higher activity in the prior year), as well as with other current assets (primarily due to activity in the prior year in advances, VAT receivables and tax prepayments), partially offset by decreases in net operating cash flows associated with related parties receivables and inventory (primarily due to decreased level of activity).

2013 compared to 2012. In 2013, our net cash provided by operating activities increased $8.8 million from the net cash provided by operating activities in the twelve months ended December 31, 2012. This increase was primarily driven by changes in net working capital and other balance sheet changes. These changes include an increase in cash associated with lower accounts receivable (primarily due to lower fourth quarter revenue), increases in operating cash flows associated with account payable (mostly in relation with higher activity in the previous period), as well as by a decrease in inventory (primarily in relation with anticipated pressure on revenue), which were partially offset primarily by decreases in operating cash flows associated with accrued expenses (mostly due to lower warranty and other accruals in the previous year for litigation, restructuring and acquisition), decreases in operating cash flows associated with other current assets (primarily due to higher VAT receivables), as well as decreases in operating cash flows associated with tax payables.

Cash Flow from Investing Activities. Our net cash used in investing activities during the considered periods consisted primarily of property, plant and equipment (“PP&E”) expenditures, investment in and reimbursement of available for sale securities, as well as acquisitions.

In 2014, our PP&E additions were approximately $13.7 million, approximately 44% more than the prior year and primarily for acquisitions of machinery and equipment and leasehold improvements in connection with both new business initiatives and our normal business operations, primarily in relation with our FSS Automotive operations. In October 2014, approximately $11.5 million of investments in German Government bonds held by our FSS Automotive operations were reimbursed at their expiration, with the proceeds temporarily invested in cash and cash equivalents. Additionally, in April and December 2014, we invested an additional $3.0 million and $1.0 million, respectively, in time deposits.

In 2013, our PP&E additions were approximately $9.5 million, approximately 31% less than the prior year period and primarily in relation with our FSS Automotive operations. In February 2013, we sold our investment in prime-rated German government bonds acquired in June 2012 for approximately $6.8 million. In February 2013, we also purchased prime-rated German government bonds for which we paid approximately $12.6 million. Additionally, in September 2013 we spent approximately $0.8 million, net of cash acquired, on the acquisition of an additional 44.89% equity interest in Rohan BRC.

In 2012, our PP&E expenditures totaled approximately $13.7 million, of which approximately $10.5 million relates to our FSS Automotive operations, primarily for leasehold improvements and acquisitions of machinery and equipment. In addition, we invested approximately $6.3 million in prime-rated German government bonds, and paid approximately $5.7 million for the acquisition of the net assets of the Cubogas compressor division.

Cash Flow from Financing Activities. Our capitalization and financing strategy is intended to ensure that we are properly capitalized with the appropriate level of debt and available credit.

In 2014, our financing activities refer mostly to the repurchase of treasury shares in connection with the program approved by our Board of Directors on November 3, 2014, as well as payments of term loans and other loans.

In 2013, our financing activities refer mostly to payments of term loans and other loans, as well as proceeds from exercise of stock options (included in “other” on the face of the Condensed Consolidated Statements of Cash Flows).

In 2012, our financing activities included repayments on our revolving lines of credit, term loans and other debt for approximately $8.8 million in connection with our FSS Automotive operations. In January 2012, in accordance with the terms of the agreement, we paid the additional installment of approximately $2.8 million associated with the redemption of the remaining non-controlling interest in MTE.

Credit Agreements

36

Our outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2014	December 31, 2014	December 31, 2013
Revolving lines of credit—Italy and Argentina	$13,666	$0	$0
Revolving line of credit—USA.	20,000	0	0
Other indebtedness	0	207	428
	$33,666	207	428
Less: current portion		207	213
Non-current portion		$0	$215

Additional information about our credit agreements, borrowings, existing lines of credit, and covenants can be found in Note 11– Debt, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2014, we had no off-balance sheet arrangements.

Recent Accounting Pronouncements

We discuss new accounting standards which have been issued but not yet adopted, their required date of adoption and/or planned date to adopt, if earlier, and the anticipated impact that adoption of the standards are expected to have on our financial position and results of operations in Note 2– Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K.

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations (In thousands)	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Term and other loans—principal	$190	$190	$0	$0	$0
Term and other loans—interest	2	2	0	0	0
Capital lease obligations (a)	17	17	0	0	0
Operating lease obligations (a)	29,929	6,914	12,466	8,145	2,404
Other long-term liabilities (b)	106	18	38	41	9
	$30,244	$7,141	$12,504	$8,186	$2,413

(a)

The capital lease obligations are undiscounted and represent total minimum lease payments. The operating lease obligations represent total minimum lease payments. Operating lease obligations include amounts under leases with related parties (see Note 17–Related Parties in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K).

(b)

We have other long term liabilities on our balance sheet amounting to $5.4 million, of which $5.3 million are not shown on this table. Of the $5.3 million, less than $0.1 million refers to foreign withholding taxes accrued on undistributed earnings not considered to be indefinitely reinvested, and $4.1 million relates to a mandatory termination payment for Italian employees called “Trattamento di Fine Rapporto” that is required by Italian law (see Note 18–Commitment and Contingencies in the Notes to Consolidated Financial Statements of this Annual Report on Form 10-K). Payments under the “Trattamento di Fine Rapporto” contractual obligations are due upon employees’ termination of service.

37

Item 7A.	Quantitative and Qualitative Disclosures about Market Risk.

Foreign Currency Management. We operate on a global basis and are exposed to currency fluctuations related to the manufacture, assemble and sale of our products in currencies other than the U.S. Dollar. The major foreign currencies involve the markets in the European Union, Argentina, and Canada. Movements in currency exchange rates may affect the translated value of our earnings and cash flow associated with our foreign operations as well as the translation of the net asset or liability positions that are denominated in foreign currencies. In countries outside of the United States, we generally generate revenues and incur operating expenses denominated in local currencies. These revenue and expenses are translated using the average rates during the period in which they are recognized and are impacted by changes in currency exchange rates. We monitor this risk and attempt to minimize the exposure to our net results through the management of cash disbursements in local currencies.

We prepared sensitivity analyses to determine the impact of hypothetical changes in foreign currency exchange rates on our results of operations. The foreign currency rate analysis assumed a uniform movement in currencies by 10% relative to the U.S. Dollar on our results. Based upon the results of these analyses, a 10% change in currency rates would have resulted in an increase or decrease in our earnings (including the impacts of impairments) for the year ended December 31, 2014 by approximately $4.8 million. We may seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operations using foreign currency term loans to finance our foreign subsidiaries. Indebtedness denominated in local currency is translated to U.S. dollars at period end exchange rates.

Item 8.	Consolidated Financial Statements and Supplementary Data.

See pages F-1 through F-37 of this Annual Report on Form 10-K.

Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A.	Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has evaluated the effectiveness of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014.

Based on such evaluation, our chief executive officer and our chief financial officer have concluded that as of December 31, 2014, our disclosure controls and procedures were effective to ensure that the information we are required to disclose in reports that we file or submit to the SEC is (1) recorded, processed, summarized and reported within the time periods specified under the rules and forms of the SEC and (2) accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Under the rules of the SEC, “internal control over financial reporting” is defined as a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and our dispositions of assets; provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America; provide reasonable assurance that receipts and expenditures of company assets are made only in accordance with management authorization; and provide reasonable assurance regarding the prevention or the timely detection of the unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

38

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, (“PwC”) the independent registered public accounting firm that audited the financial statements included in this Form 10-K, has attested to, and reported on, the effectiveness of our internal control over financial reporting. The report of PwC is included in the Financial Statements in this Form 10-K.

Changes in Internal Control over Financial Reporting

For the three month period ended December 31, 2014, there has been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

39

FUEL SYSTEMS SOLUTIONS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Fuel Systems Solutions, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index located on page F-1 present fairly, in all material respects, the financial position of Fuel Systems Solutions, Inc. and its subsidiaries (the Company) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.  In addition, in our opinion, the financial statement schedule listed in the accompanying index located on page F-1, presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 9A.  Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 11, 2015

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	December 31, 2014	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	$85,180	$80,961
Accounts receivable less allowance for doubtful accounts of $3,129 and $3,993 at December 31, 2014 and 2013, respectively	46,952	65,008
Inventories	80,001	95,052
Deferred tax assets, net	9,547	10,234
Other current assets	21,271	21,490
Short-term investments	6,614	14,615
Related party receivables	5,094	2,787
Total current assets	254,659	290,147
Equipment and leasehold improvements, net	48,937	58,402
Goodwill	7,363	48,896
Deferred tax assets, net	5,253	4,129
Intangible assets, net	6,964	11,790
Other assets	1,065	1,260
Long-term investments	0	675
Total Assets	$324,241	$415,299
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$39,918	$40,702
Accrued expenses	37,017	42,094
Income taxes payable	445	216
Current portion of term loans and debt	207	213
Related party payables	2,744	2,860
Total current liabilities	80,331	86,085
Term and other loans	0	215
Other liabilities	6,174	8,364
Deferred tax liabilities, net	1,001	1,583
Total Liabilities	87,506	96,247
Commitments and contingencies (Note 18)
Equity:
Preferred stock, $0.001 par value, authorized 1,000,000 shares; none issued and outstanding at December 31, 2014 and 2013	0	0
Common stock, $0.001 par value, authorized 200,000,000 shares; 20,114,427 issued and 19,769,617 outstanding at December 31, 2014; and 20,104,009 issued and 20,096,010 outstanding at December 31, 2013	20	20
Additional paid-in capital	320,820	320,345
Shares held in treasury, 344,810 and 7,999 shares at December 31, 2014 and 2013, respectively	(3,692)	(295)
Accumulated Deficit	(54,151)	(735)
Accumulated other comprehensive loss	(26,403)	(439)
Total Fuel Systems Solutions, Inc. Equity	236,594	318,896
Non-controlling interest	141	156
Total Equity	236,735	319,052
Total Liabilities and Equity	$324,241	$415,299

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Share and Per Share Data)

	Years Ended December 31,
	2014	2013	2012
Revenue	$339,128	$399,841	$393,947
Cost of revenue	264,471	312,703	302,113
Gross profit	74,657	87,138	91,834
Operating Expenses:
Research and development expense	26,194	27,540	28,327
Selling, general and administrative expense	58,341	55,189	54,747
Impairments	44,341	0	22,046
Total operating expenses	128,876	82,729	105,120
Operating (loss) income	(54,219)	4,409	(13,286)
Other income (expense), net	1,266	(1,536)	(492)
Interest income	980	1,062	932
Interest expense	(829)	(847)	(603)
(Loss) income from operations before income taxes and non-controlling interest	(52,802)	3,088	(13,449)
Income tax provision	(610)	(3,566)	(2,183)
Net loss	(53,412)	(478)	(15,632)
Less: net (income) loss attributed to non-controlling interests	(4)	18	0
Net loss attributable to Fuel Systems Solutions, Inc.	$(53,416)	$(460)	$(15,632)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(2.66)	$(0.02)	$(0.78)
Diluted	$(2.66)	$(0.02)	$(0.78)
Number of shares used in per share calculation
Basic	20,074,773	20,073,360	20,020,487
Diluted	20,074,773	20,073,360	20,020,487

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In Thousands)

	Years Ended December 31,
	2014	2013	2012
Net loss	$(53,412)	$(478)	$(15,632)
Other comprehensive (loss) income, net of tax except for foreign currency items:
Foreign currency translation adjustments	(26,374)	1,875	1,613
Unrealized (loss) gain on investments:
Unrealized holding (loss) gain arising during period	(55)	55	(9)
Foreign currency unrealized (loss) gain on investments during period	(245)	385	0
Net realized loss (gain) reclassified during period	691	(686)	0
Other comprehensive (loss) income, net of tax except for foreign currency items	(25,983)	1,629	1,604
Comprehensive (loss) income	(79,395)	1,151	(14,028)
Less: net comprehensive loss attributable to the non-controlling interest	15	10	0
Comprehensive (loss) income attributable to Fuel Systems Solutions, Inc.	$(79,380)	$1,161	$(14,028)

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands, Except Share Data)

	Fuel Systems Stockholders’ Equity
	Common Stock		Additional Paid-In Capital	Shares Held in Treasury	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non- controlling Interest	Total Equity
	Shares	Amount
Balance, December 31, 2011	20,014,065	$20	$318,632	$(523)	$15,357	$(3,664)	0	$329,822
Net loss	0	0	0	0	(15,632)	0	0	(15,632)
Foreign currency translation adjustment	0	0	0	0	0	1,613	0	1,613
Unrealized net loss on investments, net of tax	0	0	0	0	0	(9)	0	(9)
Evotek acquisition Compensation expense	14,868	0	750	0	0	0	0	750
Common stock issued upon exercise of options	1,200	0	11	0	0	0	0	11
Issuance and vesting of stock options	0	0	15	0	0	0	0	15
Issuance and vesting of restricted stock, net of shares withheld for employee tax	8,887	0	40	208	0	0	0	248
Shares held in trust for deferred compensation plan, at cost	0	0	219	10	0	0	0	229
Balance, December 31, 2012	20,039,020	$20	$319,667	$(305)	$(275)	$(2,060)	0	$317,047
Net loss	0	0	0	0	(460)	0	(18)	(478)
Foreign currency translation adjustment	0	0	0	0		1,867	8	1,875
Unrealized net loss on investments, net of tax	0	0	0	0	0	55	0	55
Unrealized foreign exchange gain on investment, net of tax	0	0	0	0	0	385	0	385
Realized foreign exchange gain on investment, net of tax	0	0	0	0	0	(420)	0	(420)
Realized foreign exchange gain on sale of foreign subsidiary, net of tax	0	0	0	0	0	(266)	0	(266)
Evotek acquisition Compensation expense	14,868	0	0	0	0	0	0	0
Common stock issued upon exercise of options	30,000	0	316	0	0	0	0	316
Issuance and vesting of stock options	0	0	186	0	0	0	0	186
Issuance and vesting of restricted stock, net of shares withheld for employee tax	12,122	0	176	0	0	0	0	176
Shares held in trust for deferred compensation plan, at cost	0	0	0	10	0	0	0	10
Change in Control in Rohan BRC							166	166
Balance, December 31, 2013	20,096,010	$20	$320,345	$(295)	$(735)	$(439)	$156	$319,052
Net (loss) income	0	0	0	0	(53,416)	0	4	(53,412)
Foreign currency translation adjustment	0	0	0	0	0	(26,355)	(19)	(26,374)
Unrealized net loss on investments, net of tax	0	0	0	0	0	(55)	0	(55)
Unrealized foreign exchange loss on investment, net of tax	0	0	0	0	0	(245)	0	(245)
Realized foreign exchange loss on investment, net of tax	0	0	0	0	0	691	0	691
Issuance and vesting of stock options	0	0	225	0	0	0	0	225
Repurchase of common stock	(336,811)	0	0	(3,416)	0	0	0	(3,416)
Issuance and vesting of restricted stock, net of shares withheld for employee tax	10,418	0	250	0	0	0	0	250
Shares held in trust for deferred compensation plan, at cost	0	0	0	19	0	0	0	19
Balance, December 31, 2014	19,769,617	$20	$320,820	$(3,692)	$(54,151)	$(26,403)	$141	$236,735

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, except Share and Per Share Data)

	Years Ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net loss	$(53,412)	$(478)	$(15,632)
Less: net (income) loss attributable to the non-controlling interest	(4)	18	0
Net loss attributable to Fuels Systems Solutions, Inc.	(53,416)	$(460)	$(15,632)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and other amortization	10,724	10,917	10,424
Amortization of intangibles arising from acquisitions	2,285	2,915	5,800
Impairments	44,341	0	22,046
Provision for doubtful accounts	319	583	2,299
Provision for related party loan receivable	0	0	828
Write down of inventory	4,239	4,310	4,246
Loss on acquisition	0	2,024	0
Other non-cash items	14	(222)	0
Deferred Income Taxes	(2,788)	(1,939)	(8,115)
Unrealized (gain) loss on foreign exchange transactions	(685)	2,961	859
Compensation expense related to equity awards	475	362	1,015
Loss on abandonment of leased property	1,993	0	0
Loss (gain) on disposal of equipment and other assets	1,573	(281)	1,005
Reduction of contingent consideration	0	(406)	(839)
Changes in assets and liabilities, net of acquisitions
Decrease (increase) in accounts receivable	11,657	10,552	(12,878)
Decrease (increase) in inventories	446	1,649	(2,500)
(Increase) decrease in other current assets	(3,365)	(6,338)	827
Decrease (increase) in other assets	751	(596)	715
Increase (decrease) in accounts payable	4,137	(2,288)	(11,271)
Increase (decrease) in income taxes payable	289	(2,522)	308
Increase in accrued expenses	72	312	9,776
Decrease in long-term liabilities	(1,560)	(154)	(762)
Receivables from/payables to related party, net	(3,077)	223	4,667
Net cash provided by operating activities	18,424	21,602	12,818
Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(13,726)	(9,506)	(13,704)
Purchase of investments	(4,000)	(14,626)	(18,277)
Sale of investments	0	6,753	0
Redemption of investment at maturity	11,456	0	11,930
Acquisitions, net of cash acquired	0	(841)	(5,700)
Amount in restricted cash for acquisition of non-controlling interest	0	0	2,820
Other	210	244	258
Net cash used in investing activities	(6,060)	(17,976)	(22,673)
Cash flows from financing activities:
Decrease in callable revolving lines of credit, net	0	0	(2,438)
Payments on term loans and other loans	(184)	(582)	(6,397)
Increase in treasury shares (share repurchase program)	(3,416)	0	0
Acquisition of non-controlling interest	0	0	(2,820)
Other	19	327	18
Net cash used in financing activities	(3,581)	(255)	(11,637)
Net increase (decrease) in cash and cash equivalents	8,783	3,371	(21,492)
Effect of exchange rate changes on cash	(4,564)	1,915	427
Net increase (decrease) in cash and cash equivalents	4,219	5,286	(21,065)
Cash and cash equivalents at beginning of period	80,961	75,675	96,740
Cash and cash equivalents at end of period	85,180	80,961	75,675

See accompanying notes to consolidated financial statements.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements

1.	Description of the Business

Fuel Systems Solutions, Inc. (“Fuel Systems” and the “Company”) designs, manufactures and supplies alternative fuel components and systems for use in the transportation and industrial markets on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2.	Summary of Significant Accounting Policies

(a) Principles of consolidation—The Consolidated Financial Statements include the accounts of the Company and our majority-owned subsidiaries. All intercompany transactions, including intercompany profits and losses and intercompany balances, have been eliminated in consolidation. Investments in unconsolidated joint ventures or affiliates (“joint ventures”) are accounted for under the equity method of accounting, whereby the investment is initially recorded at the cost of acquisition and adjusted to recognize the Company’s share in undistributed earnings or losses since acquisition. The Company’s share in the earnings or losses for its joint ventures would be reflected in equity share in income of unconsolidated affiliates. If the investment in an unconsolidated joint venture is reduced to a zero balance due to prior losses, the Company recognizes any further losses related to its share to the extent that there are any receivables, loans or advances to the joint venture. These additional losses would be reflected in selling, general, and administrative expenses.

(b) Use of estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

(c) Cash and cash equivalents—The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

(d) Restricted cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in place, the amounts are reclassified to cash and cash equivalents.

(e) Investments—The Company determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. The Company’s marketable securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

(f) Inventories—The Company values its inventories at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method, while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(g) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method principally over the following useful lives: dies, molds, and patterns shorter of 3 to 7 years or estimated product life; machinery and equipment 5 to 10 years; office furnishings and equipment 3 to 7 years; automobiles and trucks 5 years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Design and development costs incurred in conjunction with the procurement of dies, molds, and patterns are immaterial. Depreciation of equipment acquired under a capital lease is provided using the straight line method over the shorter of the useful life of the equipment or the duration of the lease.

(h) Impairment of Goodwill—Goodwill reflects the cost of an acquisition in excess of the fair values assigned to identifiable net tangible and intangible assets acquired.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Goodwill is not subject to amortization and is tested for impairment annually and whenever events or changes in circumstances indicate that impairment may have occurred. Impairment testing is performed for each of the Company’s reporting units. The Company compares the carrying value of a reporting unit, including goodwill, to the fair value of the unit. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company revalues all assets and liabilities of the reporting unit, excluding goodwill, to determine if the fair value of the net assets is greater than the net assets including goodwill. If the fair value of the net assets is less than the net assets including goodwill, impairment has occurred. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment has occurred. The Company’s estimates of fair value are determined based on a discounted cash flow model. Growth rates for sales and profits are determined using inputs from the Company’s annual long-range planning process. The Company also makes estimates of discount rates, perpetuity growth assumptions, market comparables, and other factors. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs in the fair value hierarchy.

In 2014, an interim impairment test had been performed in the second quarter of 2014 prompted by the trading values of the Company’s stock, and the corresponding decline in market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. The 2014 annual goodwill impairment testing was performed as of October 1, 2014. Consideration was given to the period between the testing date and December 31, 2014, in order to conclude that no facts or circumstances arose that would lead to a different conclusion as of December 31, 2014.

During the fourth quarter of 2012, in connection with the Company’s annual goodwill impairment test, management determined that the carrying values of two of its reporting units exceeded their fair values, due to lower than expected demand, which negatively impacted the respective reporting units’ forecasts of earnings and cash flows. As a result, the Company concluded it had a triggering event, requiring the assessment of impairment of certain of its long-lived assets.

See Note 15 in the notes to the consolidated financial statements for disclosure of the impairment analyses performed by the Company.

Impairment of Long-Lived Assets— The Company evaluates the useful lives of other intangible assets, mainly existing technology, trade name, and customer relationships to determine if they are finite or indefinite-lived. Reaching a determination on useful life requires significant judgments and assumptions regarding the future effects of obsolescence, demand, competition, other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Among the intangible assets acquired, existing technology and trade name are amortized using the straight line method, the best estimate of the pattern of the economic benefits, and customer relationships are amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Amortization expense related to existing technology and customer relationships is reported as a component of cost of revenue.

The Company reviews long-lived assets, including equipment and leasehold improvements and other intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. The Company groups assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value based on discounted cash flows analysis or appraisals.

See Note 15 for disclosure of the impairment analyses performed by the Company.

(i) Warranty costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

(j) Research and development costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized and amortized over the expected useful life of the equipment.

(k) Advertising Costs—Advertising costs are expensed as incurred. Advertising expense was $1.9 million, $2.2 million, and $1.8 million for the year ended December 31, 2014, 2013, and 2012, respectively.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(l) Revenue recognition—The Company recognizes revenue upon transfer of title and risk of loss, generally when products are shipped provided there is (1) persuasive evidence of an arrangement, (2) there are no uncertainties regarding customer acceptance, (3) the sales price is fixed or determinable and (4) management believes collectability is reasonably assured. The Company considers arrangements with extended payment terms not to be fixed or determinable unless they are secured under an irrevocable letter of credit arrangement guaranteed by a reputable financial institution, and accordingly, the Company defers such revenue until payment is received.

The Company recognizes engineering and construction contract revenues using the completed contract method. Under the completed-contract method, income is recognized only when a contract is completed or substantially completed. Accordingly, during the period of performance, billings and costs are accumulated on the balance sheet, but no profit or income is recorded before completion or substantial completion of the work. If at any time during the construction the Company incurs costs overrun, the excess cost is recorded on the books as a loss.

The company standard warranty period ranges from 18 to 36 months from the date of delivery to the customer, depending on the product. The Company through some of its subsidiaries occasionally offers extended warranty programs on some markets and products. The consideration received for extended warranty services is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

The Company accounts for taxes collected from customers and remitted to governmental authorities on a net basis in its consolidated statement of operations. The Company classifies shipping and handling charges billed to customers as revenue. Shipping and handling costs paid to others are classified as a component of cost of sales when incurred.

(m) Allowance for doubtful accounts—The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

(n) Net income (loss) per share attributed to Fuel Systems—Basic income (loss) per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted income (loss) per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents.

(o) Income taxes—The Company uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards and liabilities, and are included within the consolidated balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the consolidated statement of operations.

The Company follows the interpretations of the Financial Accounting Standard Board (“FASB”), which establish a single model to address accounting for uncertain tax positions. The interpretations clarify the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements and also provide guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.

(p) Stock based compensation—The Company’s stock-based compensation programs consist of restricted stock and stock options issued to employees and non-employee directors. The Company recognizes compensation expense for all stock-based payment arrangements, over the requisite service period of the award. For stock options, the Company determines the grant date fair value using the Black-Scholes option-pricing model, which requires the input of certain assumptions, including the expected life of the stock-based payment awards, stock price volatility and risk-free interest rates. For restricted stock the Company determines the fair value based on the fair market values of the underlying stock on the dates of grant.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(q) Foreign currency translation—Assets and liabilities of the Company’s consolidated foreign subsidiaries are generally translated at period-end exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as foreign currency components of other comprehensive income (loss) in equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. The functional currency for each of the Company’s international subsidiaries is the local currency of the subsidiary. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. The Company generally recognizes foreign exchange gains and losses on the consolidated statement of operations for intercompany balances that are denominated in currencies other than the reporting currency. In the event that the Company determines that intercompany balances between the Company and its subsidiary will not be settled in the foreseeable future, the foreign exchange gains and losses are deferred as part of the cumulative translation adjustment on the consolidated balance sheet.

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated statement of operations (in other income/expense, net) as incurred.

(r) Financial instruments—Management determines the appropriate classification of its investments at the time of purchase and reevaluates the designations at each balance sheet date. The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable securities with maturities of 12 months or less are classified as short-term and marketable debt securities with maturities greater than 12 months are classified as long-term. The Company’s investments in marketable securities have been classified and accounted for as either available-for-sale or trading (see Note 4). Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of taxes, reported as a component of shareholders’ equity. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. The Company determines realized gains and losses on the sale of marketable securities on a specific identification method, and reflects such gains and losses as a component of interest and other income, net, in the accompanying Consolidated Statements of Operations.

At December 31, 2014 and 2013, the fair value of the Company’s term loans approximated carrying value. The estimated fair values of the Company’s financial instruments have been determined using available market information. The estimates are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have an effect on the estimated fair value amounts. The fair value of current financial assets, current liabilities, and other assets are estimated to be equal to their carrying amounts.

(s) Comprehensive income (loss)—The Company presents comprehensive income (loss) in the consolidated statements of comprehensive income (loss). Comprehensive income (loss) includes, in addition to net income (loss), changes in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of equity on the consolidated balance sheet. Accumulated other comprehensive income (loss) consists of foreign currency translation adjustments and unrealized gains (losses) on investments.

(t) Treasury stock—Treasury shares are accounted for as a deduction of equity. Any consideration paid or received is recognized directly in equity so that treasury stock is accounted for using the cost method and reported as shares held in treasury on the Company’s consolidated balance sheet. When treasury stock is reissued, the value is computed and recorded using a first-in-first-out basis.

(u) Reclassifications—In connection with the preparation of the consolidated financial statements for the year ended December 31, 2014, the Company identified the followings out-of-period errors: (i) an increase in the income tax provision of approximately $0.2 million; (ii) a balance sheet reclassification from current deferred taxes assets to other current assets for approximately $0.7 million; and (iii) a foot note disclosure, increasing gross deferred taxes assets and valuation allowance by approximately $0.9 million. These errors are presented correctly in the consolidated financial statements for the year ended December 31, 2014.  In addition, these errors are not considered material to the previously issued consolidated financial statements or the current consolidated financial statements for the year ended December 31, 2014 as a whole.

Recent Accounting Pronouncements

In April 2014, the FASB issued a new accounting standard update that improves the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have, or will have, a major effect on an entity’s operations and financial results.  The amendments in this update are effective prospectively for fiscal

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

years, and interim periods within those years, beginning after December 15, 2014.  Early adoption is permitted.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In May 2014, the FASB issued a new accounting standard update providing additional guidance for revenue recognition in relation to contractual arrangements with customers.  The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for the goods or services.  The amendments in this update are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2016.  Early adoption is not permitted. The Company is currently defining the approach and planning the initial review activities necessary for the transition to the new standard.

In June 2014, the FASB issued a new accounting standard update providing additional guidance on how to account for share-based payments where the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period.  The amendments require that a performance target that affects vesting and that could be achieved after the requisite period is treated as a performance condition.  The amendments in this update are effective for fiscal years, and interim periods within those years beginning after December 15, 2015, and may be applied (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter. Earlier adoption is permitted.  The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In August 2014, the FASB issued a new accounting standard update intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under Generally Accepted Accounting Principles (GAAP), financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. Financial reporting under this presumption is commonly referred to as the going concern basis of accounting. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. The amendments in this update apply to all companies and not-for-profit organizations. They become effective in the annual period ending after December 15, 2016, with early application permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

In February 2015, the FASB issued a new accounting standard update providing amendments to the consolidation guidance. Among other aspects, the amendments in this update affect the consolidation analysis of reporting entities that are involved with Variable Interest Entities (“VIEs”), and the effect of related parties on the primary beneficiary determination. The amendments in this update reduce the application of the related party guidance for VIEs on the basis of the following three changes: (i) for single decision makers related party relationships must be considered indirectly on a proportionate basis, rather than in their entirety, (ii) related party relationships should be considered in their entirety for entities that are under common control only if that common control group has the characteristics of a primary beneficiary, and (iii) if the assessment in (ii) is not applicable, but substantially all of the activities of the VIE are conducted on behalf of a single variable interest holder (excluding the decision maker) in a related party group that has the characteristics of a primary beneficiary, that single variable interest holder must consolidate the VIE as the primary beneficiary. The standard is effective for calendar year-end public business entities in 2016, and early adoption is allowed, including in any interim period. The Company is currently evaluating this standard, which presently is not expected to have a material impact of the Company’s financial statements.

3.	Acquisitions

Acquisition of additional equity interest in Rohan BRC

On September 13, 2013, the Company acquired an additional 44.89% equity interest in Rohan BRC Gas Equipment Private Limited (“Rohan BRC”), an Indian company that assembles, sells and services Liquefied Petroleum Gas (“LPG”) and Compressed Natural Gas (“CNG”) equipment for automotive or other use, for both Original Equipment Manufacturers (“OEM”) and retrofit markets. This acquisition was justified by business and operations opportunities. The aggregate purchase price for the acquisition of the additional ownership interest in Rohan BRC totaled approximately $1.2 million (€0.9 million), net of cash acquired of $0.1 million (€0.1 million), of which $0.8 million (€0.6 million) was paid at closing, with the remainder to be settled within two years from the acquisition date.

The Company previously owned an equity interest of 50.01% in Rohan BRC and accounted for it under the equity method due to a lack of control on its board of directors and on the majority of its operations. Consequently, the acquisition of the additional

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

44.89% qualified as a step-acquisition. In accordance with the step-acquisition authoritative guidance, the previously held equity interest in Rohan BRC, including inventory on consignment, was re-measured at fair value on the date of acquisition resulting in a fair value of $2.0 million (€1.5 million), and then the total consideration paid for the additional equity interest acquired was compared to its fair value on the date of acquisition. The re-measurement resulted in a loss of $2.0 million (€1.5 million), recorded in cost of revenue for the year ended December 31, 2013.

The results of operations of Rohan BRC have been included in the accompanying consolidated statements of operations from the date of acquisition within the FSS Automotive operating segment.

The Company determined that the acquisition of the additional 44.89% equity interest in Rohan BRC was a non-material business combination. As such, pro forma disclosures are immaterial and are not presented within this filing. Revenue and net loss related to the Rohan BRC acquisition recognized in 2013 were approximately $1.8 million and $0.2 million, respectively.

Acquisition of Cubogas Natural Gas Compressor Systems

On February 10, 2012, the Company purchased from the Wayne business of Dresser Italia S.r.l. (the “seller”), the net assets of its Cubogas compressor division (the “Cubogas” acquisition), specializing in natural gas compressors and packaging solutions, in an all-cash transaction. The acquisition enables the Company to build its infrastructure and natural gas compressor product lines and to serve the growing demand from commercial, fleet and consumer customers. The aggregate purchase price for the Cubogas acquisition totaled approximately $6.7 million (approximately €5.0 million), of which $5.0 million (€3.8 million) was paid at closing, $0.9 million (€0.7 million) was paid in two equal installments 60 and 120 days after closing, with the remaining $0.8 million (€0.6 million) paid in three equal installments one year, two years, and three years from the closing date, respectively.

The results of operations of Cubogas have been included in the accompanying consolidated statements of operations from the date of acquisition within the FSS Automotive operating segment.

The purchase price has been allocated as follows (in thousands):

Accounts receivable	$1,692
Inventory	2,208
Other tangible assets	1,192
Intangible assets subject to amortization	1,613
Goodwill	223
Total assets acquired	6,928
Less: total liabilities	(280)
Total net assets recorded	$6,648

The gross contractual amount and the estimated fair value of the receivables acquired were identical and equal to $1.7 million. The Cubogas purchase agreement includes a provision for reimbursement by the seller of uncollected receivable and, consequently, the Company estimated that the entire cash flows will be collected.

The useful lives of the acquired intangible assets are as follows:

Acquired intangible assets:	Amount at acquisition	Useful life
Developed technology	$0.8 million	5 years
Trademarks	$0.7 million	3 to 5 years
Customer relationships	$0.1 million	6 years
Total acquired intangible assets	$1.6 million

The purchase additions of natural gas compressors from Dresser, which further expands the Company’s compressor product offering, as well as the worldwide association of these brands with innovative fueling technologies, were among the factors that contributed to a purchase price resulting in the recognition of goodwill of $0.2 million (€ 0.2 million). The acquired goodwill is deductible for tax purposes.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The Company determined that the acquisition of Cubogas was a non-material business combination. As such, pro forma disclosures are not presented within this filing. Revenue related to the Cubogas acquisition recognized in 2012 was approximately $3.8 million.

4.	Cash and Investments

Cash, cash equivalents, and investments consist of the following (in thousands):

	As of
	December 31, 2014	December 31, 2013
Cash and cash equivalents:
Cash	$56,038	$72,302
Money market funds	29,142	8,659
Total cash and cash equivalents	$85,180	$80,961
Investments:
Available for sale securities:
German Government bonds (1)	0	12,615
Trading securities:
Deferred Compensation Plan assets	614	675
Other investments, held to maturity:
Time deposits (2)	6,000	2,000
Total investments	$6,614	$15,290
Short term investments	$6,614	$14,615
Long term investments	$0	$675

Note (1): The German Government bonds had a notional amount of €9.0 million and were purchased at 103.96 on February 8, 2013 and reimbursed at par at maturity on October 10, 2014 for approximately $11.5 million (€9.0 million). Amortized cost at maturity was approximately $12.1 million. Upon reimbursement unrealized losses of approximately $0.7 million were reclassified from other comprehensive income to earnings (see Note 14). The proceeds from the reimbursement of the bonds were temporarily invested in high-yield deposits.

Note (2): Represents three Bank of America certificates of deposit (no interest if withdrawn before maturity): a $2 million certificate of deposit with a maturity date of January 16, 2015 and 0.26% interest rate, a $3 million certificate of deposit with a maturity date of January 22, 2015 and 0.26% interest rate, and a $1 million certificate of deposit with a maturity date of September 25, 2015 and 0.34% interest rate.

The Company maintains investments in trading securities in connection with its non-qualified Deferred Compensation Plan, whereby selected key employees and directors elected to defer a portion of their compensation each year. The Company’s investments associated with its Deferred Compensation Plan consist of mutual funds that are publicly traded and for which inputs are directly or indirectly observable in the marketplace. These trading securities are reported at fair value, with unrealized gains and losses included in earnings. In addition, the Deferred Compensation liability includes the value of deferred shares of the Company’s common stock, which is publicly traded and for which current market prices are readily available. The fair market value of the investments in the Deferred Compensation Plan is included in short-term investments starting from the second quarter of 2014 (following termination of the plan, as discussed below), with the corresponding deferred compensation obligation included in accrued expenses on the Condensed Consolidated Balance Sheets. Changes in the fair value of the benefits payable to participants and investments are both recognized as components of compensation expense. The net impact of changes in fair value was not material. The Deferred Compensation Plan was terminated during the second quarter of 2014 and the funds will be distributed within one year.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The following tables summarize unrealized gains and losses related to the Company’s investments designated as available-for-sale (in thousands):

	As of December 31, 2013
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized (Loss)	Forex Effect	Fair Value
German Government bonds	$12,315	$55	$0	$245	$12,615
Total	$12,315	$55	$0	$245	$12,615

During the twelve months ended December 31, 2013, there were realized gains of approximately $0.4 million pertaining to €5.0 million of notional amount of German Government bonds acquired above par at 100.435 in June of 2012 for $6.3 million, with a maturity date of March 14, 2014, and sold before maturity at 100.09 on February 8, 2013 for approximately $6.8 million.

Unrealized gains on trading securities pertaining to the Company’s Deferred Compensation Plan included in earnings for the year ended December 31, 2014 and 2013 were less than $0.1 million in both periods.

Unrealized losses on trading securities pertaining to the Company’s Deferred Compensation Plan included in earnings for the year ended December 31, 2014 and 2013 were less than $0.1 million in both periods.

As of December 31, 2014 and 2013, the Company did not have any investments in available for sale marketable securities that were in an unrealized loss position for a period of 12 months or greater.

As of December 31, 2014 and 2013, restricted cash balance was approximately $0.4 million and $0.5 million, respectively, included in other assets.

5.	Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs that are supported by little or no market activities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its cash equivalents and securities within Level 1 or Level 2. This is because the Company values its cash equivalents, available for sale and trading securities using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

		Fair value measurement at reporting date using
	As of December 31, 2014	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$29,142	$29,142	$0	$0
Trading securities:
Deferred Compensation Plan assets	614	0	614	0
Other investments, held to maturity:
Time deposits	6,000	0	6,000	0
Total	$35,756	$29,142	$6,614	$0

		Fair value measurement at reporting date using
	As of December 31, 2013	Level 1	Level 2	Level 3
Assets (in thousands):
Cash equivalents:
Money market funds	$8,659	$8,659	$0	$0
Available for sale securities:
German Government bonds	12,615	12,615	0	0
Trading securities:
Deferred Compensation Plan assets	675	0	675	0
Other investments, held to maturity:
Time deposits	2,000	0	2,000	0
Total	$23,949	$21,274	$2,675	$0

6.	Inventories

Inventories are comprised of the following (in thousands):

	As of December 31,
	2014	2013
Raw materials and parts	$48,221	$56,790
Work-in-process	2,214	1,503
Finished goods	28,169	36,759
Inventory on consignment	1,397	0
Total inventories	$80,001	$95,052

7.	Equipment and Leasehold Improvements, Net

Equipment and leasehold improvements, net, consist of the following (in thousands):

	As of December 31,
	2014	2013
Dies, molds, and patterns	$5,703	$5,677
Machinery and equipment	62,635	67,673
Office furnishings and equipment	21,760	21,092
Automobiles and trucks	4,915	4,548
Leasehold improvements	19,925	25,259
Total equipment and leasehold improvements	114,938	124,249
Less: accumulated depreciation	(66,001)	(65,847)
Equipment and leasehold improvements, net of accumulated depreciation	$48,937	$58,402

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Depreciation expense related to equipment and leasehold improvements was $10.7 million, $10.9 million, and $10.4 million in 2014, 2013, and 2012, respectively.

Machinery and equipment includes property under capital leases less than $0.1 million and approximately $0.3 million at December 31, 2014 and 2013, respectively, with related accumulated depreciation of less than $0.1 million and $0.2 million at December 31, 2014 and 2013, respectively.

In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy by its FSS Automotive operations, which resulted in write offs of leasehold improvements for approximately $2.0 million (see Note 18).

During 2014, as part of its long-lived assets impairment analysis the Company recorded approximately $2.7 million of impairment on equipment and leasehold improvements (see Note 15).

8.	Goodwill and Intangibles

The changes in the carrying amount of goodwill by business segment for the years ended December 31, 2014 and 2013 are as follows (in thousands):

	FSS Automotive	FSS Industrial	Total
Net balance as of December 31, 2012	$41,167	$8,051	$49,218
Currency translation	(139)	(183)	(322)
Goodwill, gross	$50,071	$15,651	$65,722
Accumulated impairment losses	(9,043)	(7,783)	(16,826)
Net balance as of December 31, 2013	$41,028	$7,868	$48,896
Impairment loss (1)	(35,780)	(4,158)	(39,938)
Currency translation	(1,543)	(52)	(1,595)
Goodwill, gross	$48,089	$15,911	$64,000
Accumulated impairment losses	(44,384)	(12,253)	(56,637)
Net balance as of December 31, 2014	$3,705	$3,658	$7,363

Note (1): see Note 15.

At December 31, 2014 and 2013, intangible assets consisted of the following (in thousands):

	WT. Average Remaining Amortization Period (in years)	As of December 31, 2014			As of December 31, 2013
		Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
Existing technology	4.8	$25,534	$(21,836)	$3,698	$27,774	$(21,150)	$6,624
Customer relationships	10.9	19,385	(17,330)	2,055	21,013	(17,909)	3,104
Trade name	4.3	4,432	(3,221)	1,211	5,005	(2,944)	2,061
Non-compete agreements	0.0	0	0	0	158	(157)	1
Total		$49,351	$(42,387)	$6,964	$53,950	$(42,160)	$11,790

Amortization expense related to existing technology and customer relationships of approximately $1.8 million, $2.3 million, and $5.1 million for the years ended December 31, 2014, 2013, and 2012, respectively, is reported as a component of cost of revenue. Amortization expense related to trade name and non-compete agreements for the years ended December 31, 2014, 2013, and 2012 was approximately $0.5 million, $0.7 million, and $0.7 million, respectively, and is reported as a component of operating expense.

During 2014, as part of its long-lived assets impairment analysis the Company recorded approximately $1.7 million of impairment on intangible assets (see Note 15).

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Amortization expense as of December 31, 2014 for the remaining lives of the intangible assets is estimated to be as follows (in thousands):

Amortization Expense
2015	$1,869
2016	1,505
2017	1,074
2018	902
2019	605
Thereafter	1,009
$6,964

9.	Accrued Expenses

The following table details the components of accrued expenses as of December 31, 2014 and 2013 (in thousands):

	As of December 31,
	2014	2013
Accrued warranty	$6,424	$8,695
Accrued payroll obligations	10,620	14,307
Unearned revenue	11,729	10,956
Accrued other	8,244	8,136
	$37,017	$42,094

Changes in the Company’s product warranty liability during the years ended December 31, 2014, 2013, and 2012 are as follows (in thousands):

	Years Ended December 31,
Warranty reserve for the period ended:	2014	2013	2012
Balance at beginning of period	$8,695	$11,639	$10,425
Additions from acquisitions	0	0	275
Provisions charged to costs and expenses	4,763	3,517	4,640
Settlements	(5,288)	(4,779)	(2,503)
Adjustments to pre-existing warranties	(1,118)	(1,520)	(1,251)
Effect of foreign currency translation	(628)	(162)	53
Balance at end of period	$6,424	$8,695	$11,639

Unearned revenue as of December 31, 2014 and 2013 relates to amount of approximately $6.8 million and $5.5 million, respectively, deferred under a contract to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela (see Note 17). The Company accounts for this project under the completed contract method. The remainder of unearned revenue as of December 31, 2014 and 2013 relates primarily to advance payments by customers, amounting to $2.6 million and $3.6  million, respectively, and to purchased extended warranties by customers, amounting to $2.2 million and $1.8 million, respectively.

10.	Income Taxes

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Income (loss) before income taxes, equity share in income of unconsolidated affiliates, and non-controlling interests for U.S. and foreign-based operations is shown below (in thousands):

	Years Ended December 31,
	2014	2013	2012
U.S.	$(9,888)	$(4,037)	$(29,349)
Foreign	(42,914)	7,125	15,900
Income from operations before income taxes and non-controlling interests	$(52,802)	$3,088	$(13,449)

The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2014	2013	2012
Current:
Federal	$0	$(138)	$(94)
State	11	5	84
Foreign	3,387	5,638	10,308
	3,398	5,505	10,298
Deferred:
Federal and state	(2,169)	2,565	(9,302)
Foreign	(2,842)	(2,945)	(4,670)
Change in valuation allowance	2,223	(1,559)	5,857
	(2,788)	(1,939)	(8,115)
Total provision for income taxes	$610	$3,566	$2,183

The components of the Company’s deferred tax assets and liabilities are as follows (in thousands):

	At December 31,
	2014	2013
Deferred Tax Assets:
Federal and State NOL Carryovers	$29,705	$26,049
Federal Tax Credit Carryover	1,665	1,718
Foreign NOL and credit Carryovers	9,804	8,197
Inventory reserves	5,273	2,723
Accrued Expenses	3,269	10,511
Intangible Assets	6,355	5,530
Other, net	4,449	4,086
Valuation allowance	(47,317)	(44,508)
Total Deferred Tax Asset	13,203	14,306
Fixed assets and intangibles	596	(1,526)
Net deferred Tax Asset (Liability)	$13,799	$12,780
Total Deferred assets	$14,800	$14,363
Less: Deferred tax assets, current	9,547	10,234
Net Deferred assets—noncurrent	$5,253	$4,129
Deferred tax liabilities	$(1,001)	$(1,583)
Less: deferred tax liabilities, current	0	0
Net deferred tax liabilities—noncurrent	$(1,001)	$(1,583)

Based upon the substantial net operating loss carryovers and a recent history of losses incurred in certain jurisdictions, management cannot conclude that it is more likely than not that the deferred tax assets in the U.S. and certain foreign jurisdictions will be realized. Accordingly, a valuation allowance has been recorded to offset these amounts. The balance of the total valuation allowance was $47.3 million and $44.5 million as of December 31, 2014 and 2013, respectively. In addition, the Company expects to provide a full valuation allowance on substantially all of its net deferred tax assets in the U.S. and certain foreign jurisdictions until it can sustain a level of profitability that demonstrates its ability to utilize the assets. During the year ended December 31, 2012, the Company determined that the recoverability of the net deferred tax assets of its Canadian entities was more likely than not. As a result,

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

the Company released the related valuation allowance and recognized a tax benefit of approximately $5.0 million. The release of the valuation allowance was based upon the recent history of earnings of the Canadian entities, forecasted future earnings of the group, and the merger of the Canadian operations into a single legal entity that was completed on January 1, 2013, and which allows the netting, for income tax reporting purposes, of income with losses incurred within this group.

The Company has federal net operating loss carryforwards of approximately $87.7 million that expire between 2020 and 2034. The Company also has state net operating loss carryforwards of approximately $36.6 million that expire between 2015 and 2034. The Company has net operating loss carryforwards in foreign jurisdictions of approximately $23.4 million that begin to expire in 2015. The Company has research tax credit carryforwards for Federal Income Tax purposes of approximately $2.0 million that expire between 2028 and 2034. The Company also has research and development credit carryforwards for state income tax purposes of approximately $2.9 million, which do not expire for tax reporting purposes. The Company also has $1.5 million of U.S. foreign tax credits that begin to expire in 2017. The Company has tax credits in foreign jurisdictions of $2.6 million that begin to expire in 2021.

Not included in the deferred tax assets as of December 31, 2014 is approximately $1.9 million of excess tax benefits related to employee stock compensation. If and when realized, the tax benefit of these assets will be accounted for as a credit to additional paid-in capital, rather than a reduction of the income tax provision.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. These ownership changes may limit the amount of NOL and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

During the year ended December 31, 2014, the Company recognized a tax benefit of approximately $1.1 million in connection with impairment charges on its long-lived assets (see Note 15).

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is based on the consolidated income from operations before income taxes, equity share in income of unconsolidated affiliates, non-controlling interests and extraordinary gain as follows:

	Years Ended December 31,
	2014	2013	2012
Federal statutory income tax rate	(34.0)%	34.0%	(34.0)%
Permanent differences	0.3	(0.8)	2.8
Valuation Allowance	4.2	(50.5)	43.5
Goodwill impairment	20.4	0.0	11.7
Foreign tax rate differential	6.0	17.7	(7.5)
Expiration of NOL’s	1.6	6.8	10.4
State tax, net of federal benefit	(0.8)	(3.1)	(7.4)
Tax credits	(1.0)	(30.9)	(1.2)
Uncertain Tax Positions	1.9	151.3	(0.7)
Return to Accrual Adjustments	2.6	(8.7)	2.3
Other	0.0	(0.2)	(3.7)
Effective tax rate	1.2%	115.6%	16.2%

As of December 31, 2014, undistributed earnings, except with respect to a portion of undistributed earnings from MTM, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes is provided thereon. Upon distributions of earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. The Company has accrued such residual income taxes for all undistributed foreign earnings not considered indefinitely reinvested. It is not practical to calculate the deferred taxes associated with these earnings because of the variability of multiple factors that would need to be assessed at the time of any assumed repatriation; however, foreign tax credits may be available to reduce federal income taxes in the event of distribution.

As of December 31, 2014, approximately $1.3 million in foreign withholding taxes was accrued related to undistributed earnings not considered reinvested, as well as to $26.3 million of funds repatriated in 2014. Residual U.S. taxes have been accrued

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(applied as a reduction to net operating loss carry-forwards) on approximately $0.3 million of earnings of MTM. This amount was deemed to be a constructive dividend creating taxable income for U.S. income tax purposes; upon distribution of earnings in the form of dividend, or otherwise, in excess of these amounts, the Company may be subject to United States income taxes. In addition, the Company would be subject to withholding taxes payable to various foreign countries.

As of December 31, 2014 and 2013, the Company had approximately $13.8 million and $12.9 million, respectively, of unrecognized tax benefits.

The following table summarizes the activities related to the unrecognized tax benefits:

	At December 31,
	2014	2013	2012
Beginning Balance	$12,920	$8,061	$7,313
Increases related to current year tax positions	893	1,311	0
Increases related to prior year tax positions	34	3,735	828
Expiration of the statute of limitations for the assessment of taxes	0	(187)	(80)
Ending Balance	$13,847	$12,920	$8,061

The Company’s annual effective tax rate will be reduced if $0.8 million of the Company’s unrecognized tax benefits at December 31, 2014 are recognized. To the extent unrecognized tax benefits are recognized at a time such valuation allowance no longer exists, the additional amount that would affect the effective tax rate is approximately $13.0 million. The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction and in various foreign and state jurisdictions with varying statutes of limitations. The Company is no longer subject to U.S. federal and state income tax examinations for years prior to 2009 and is no longer subject to tax examinations for significant foreign jurisdictions for years prior to 2007. The Company’s policy is to recognize interest expense and penalties related to income tax matters as a component of income tax expenses. During 2014, there were approximately $0.1 million of interest expense and penalties recorded in income tax expense, and at December 31, 2014, there was less than $0.2 million of accrued interest and penalties associated with uncertain tax positions.

The American Taxpayer Relief Act of 2012 (“the Act”) was enacted on January 2, 2013. The Act retroactively restored several expired business tax provisions, including the research and development credit which had previously expired on December 31, 2011. As the legislation was not enacted until after the close of the year ended December 31, 2012, the income tax impact of the retroactive reinstatement and extension was recognized in 2013. The Company does not anticipate any federal income tax benefit due to the existence of deferred tax assets offset by a valuation allowance.

11.	Debt

The Company’s outstanding debt is summarized as follows (in thousands):

	Available as of December 31, 2014	December 31, 2014	December 31, 2013
(a) Revolving lines of credit—Italy and Argentina	$13,666	$0	$0
(b) Revolving line of credit—USA.	20,000	0	0
(e) Other indebtedness	0	207	428
	$33,666	207	428
Less: current portion		207	213
Non-current portion		$0	$215

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

The debt is scheduled to be repaid as follows (in thousands):

5 year debt payout:
2015	$207
2016	0
2017	0
2018	0
2019	0
Thereafter	0
Total	$207

At December 31, 2014, the Company’s weighted average interest rate on outstanding debt was 1.0%. The Company is party to numerous significant credit agreements and other borrowings. All foreign denominated revolving lines of credit have been converted using the average interbank currency rate at December 31, 2014.

(a) Revolving Lines of Credit—Italy and Argentina

The Company maintains various revolving lines of credit in Italy and Argentina. The revolving lines of credit in Italy include $6.1 million, which is unsecured, and $4.8 million that is collateralized by accounts receivable. The interest rates on these revolving lines of credit are fixed and variable and range from 1.1% to 4.1% as of December 31, 2014. At December 31, 2014 and 2013 there were no balances outstanding.

The revolving lines of credit in Argentina consist of two lines for a total amount of availability of approximately $2.7 million. These lines are unsecured with no balance outstanding at December 31, 2014 and December 31, 2013. At December 31, 2014, the interest rates for the lines of credit in Argentina ranged from 4.5% to 30.0%.

All lines are callable on demand.

(b) Revolving Line of Credit—USA

As of December 31, 2014, the Company and IMPCO Technologies, Inc. (“IMPCO”) maintain an unsecured, revolving short term credit facility with Intesa SanPaolo S.p.A. (“Intesa”) amounting to $20.0 million. IMPCO intends to use the borrowings for its general corporate purposes and Fuel Systems guarantees IMPCO’s payments. At December 31, 2014 and December 31, 2013, there were no balances outstanding. The maximum aggregate principal amount of loans available at any time was originally $13.0 million with an expiration date of April 30, 2014, which was subsequently extended to April 30, 2015 with a new aggregate principal amount of loans available at any time increased to $20.0 million. At the Company’s option, the loans will bear interest on either the applicable LIBOR rate plus 2.0%, the bank’s prime rate plus 1.0% or the bank’s cost of funds rate plus 2.0%. The bank’s prime rate is a floating interest rate that may change as often as once a day. If any amounts under a loan remain outstanding after the loan’s maturity date, such amounts will bear interest at the bank’s prime rate plus 2.0%. In addition, this revolving credit facility carries a commitment fee of 0.5% of the average daily unused amount. The line of credit contains quarterly covenants which require the Company to maintain (1) a ratio of Net Debt/EBITDA for the then most recently concluded period of four consecutive fiscal quarters of the Company to be less than 2, (2) a consolidated net worth of at least $135.0 million, and (3) the Company shall not, and shall not permit any of its subsidiaries to create, incur, assume or permit to exist any Debt other than (i) debt of any such subsidiary owing to any other subsidiary or to the Company or (ii) debt for borrowed money in a total aggregate principal amount, the U.S. Dollar equivalent of which does not exceed $75.0 million. At December 31, 2014, the Company was in compliance with these covenants.

(c) Other indebtedness

Other indebtedness includes capital leases and various term loans and lines of credits at our foreign subsidiaries. These term loans and lines of credit are used primarily to fund the operations of these subsidiaries and bear interest ranging from 0.5% to 6.95%.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

12.	Equity

(a) Shares Held in Treasury

The Company matched employee contributions to its non-qualified deferred compensation plan up to an annual maximum of $12,500 per employee by purchasing shares of the Company’s common stock in the open market, with such match discontinued in 2009 (see Note 18). These shares are carried at cost and classified as a deduction of equity. At December 31, 2014 and 2013, the Company had recorded approximately $0.1 million for the deferred compensation plan.  The Deferred Compensation Plan was terminated during the second quarter of 2014 and the funds will be distributed within one year.

As of December 31, 2014 and 2013, the Company also had 344,810 shares and 7,999 shares, respectively, held in treasury with a value of approximately $3.6 million, and $0.2 million, respectively.  On November 3, 2014, our Board of Directors approved a share repurchase program for up to $25.0 million of our common stock.  As of December 31, 2014, 336,811 shares were repurchased under this program in the open market.  The remainder of the treasury shares held by the Company at December 31, 2014 is equal to 7,999 shares, as in the prior year, and it refers to 1,419 shares that came from the surrender of shares tendered for the exercise price in lieu of cash for the exercise of warrants, and 6,580 shares that came from the surrender of shares for U.S. payroll tax withholding obligations associated with vesting of restricted stock.

13.	Stock-Based Compensation

The Company has two stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options previously granted under these plans generally vest in four or five years and are generally exercisable while the individual is an employee or a non-employee director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. Under the Company’s 2009 Restricted Stock Bonus Plan, the Company’s Board of Directors may grant restricted stock to officers, employees and non-employee directors. Currently restricted stock are awarded to non-employee directors and normally vest in one year.

In estimating the fair value of stock-based compensation, the Company uses the historical volatility of its shares based on seven year averages.

Stock-based compensation expense for the years ended December 31, 2014, 2013, and 2012 was allocated as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Cost of revenue	$44	$36	$22
Research and development expense	34	25	762
Selling, general and administrative expense	397	301	231
	$475	$362	$1,015

Excess tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options are recorded as an increase to additional paid-in capital if and when realized. The Company did not record any excess tax benefits in the years ended December 31, 2014, 2013, and 2012 because, due to the net operating loss carry forward position for United States income tax purposes, the Company has not realized excess tax benefits.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Stock-Based Compensation Activity—Stock Options

Shares of common stock issued upon exercise of stock options are from previously unissued shares.

The following table displays stock option activity including the weighted average stock option prices for 2014 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2013	113,940	$14.95	7.5 yrs	$39
Vested and exercisable at December 31, 2013	35,550	$13.91	4.5 yrs	$39
Granted	41,450	10.37
Exercised	0	0.00
Forfeited	(27,490)	13.13
Outstanding at December 31, 2014	127,900	$13.86	8.2 yrs	$23,627
Vested and exercisable at December 31, 2014	35,290	$15.76	7.3 yrs	$0

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company’s common stock for the options that were in-the-money at each respective period. During the years ended December 31, 2014, 2013, and 2012, the aggregate intrinsic value of options exercised under the Company’s stock option plans was zero, $0.2 million, and $22 thousand, respectively, determined as of the date of option exercise.

As of December 31, 2014, total unrecognized stock-based compensation cost related to unvested stock options was $0.7 million, expected to be recognized over a weighted-average period of 3.5 years. As of December 31, 2013, total unrecognized stock-based compensation cost related to unvested stock options was $0.8 million, expected to be recognized over a weighted-average period of 3.8 years.

The following table sets forth summarized information with respect to stock options outstanding, vested and exercisable at December 31, 2014:

Exercise Price Range:	Outstanding at December 31, 2014			Vested and Exercisable at December 31, 2014
	Number of Shares	Average Life (in years)	Average Price	Number of Shares	Average Price
$10.01 to $15.00	41,450	7.7	10.37	0	0.00
$15.01 to $20.00	86,450	9.3	15.53	35,290	15.76
	127,900	8.2	$13.86	35,290	$15.76

Stock-Based Compensation Activity—Restricted Stock

A summary of the unvested restricted stock awards as of December 31, 2014 and the changes during the year then ended are presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2013	11,380	$15.53
Granted to continuing non-employee directors	28,200	10.64
Vested	(10,418)	15.69
Forfeited	0	0.00
Nonvested at December 31, 2014	29,162	$10.75

As of December 31, 2014, total unrecognized share-based compensation cost related to unvested restricted stock was $0.1 million, which is expected to be recognized over a weighted-average period of 0.6 year.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

14.	Changes and reclassifications in Accumulated Other Comprehensive Income (Loss) by Component

(a) Changes in Accumulated Other Comprehensive Income (Loss) by Component (all amounts are net of tax, except foreign currency items)

	Year Ended December 31, 2014 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2013	$ 55	$ (494)	$ (439)
Current period Other Comprehensive Income activity before reclassifications	(55)	(26,619)	(26,674)
Amounts reclassified from Accumulated Other Comprehensive Loss	0	691	691
Net current-period Other Comprehensive Income	(55)	(25,928)	(25,983)
Net current-period Other Comprehensive Income attributable to non-controlling interest		19	19
Ending balance, December 31, 2014	$ 0	$ (26,403)	$ (26,403)

	Year Ended December 31, 2013 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2012	$ (9)	$ (2,051)	$ (2,060)
Current period Other Comprehensive Income (Loss) activity before reclassifications	55	2,252	2,307
Amounts reclassified from Accumulated Other Comprehensive Loss	9	(695)	(686)
Net current-period Other Comprehensive Income	64	1,557	1,621
Ending balance, December 31, 2013	$ 55	$ (494)	$ (439)

	Year Ended December 31, 2012 (in thousands)
	Unrealized Gains and (Losses) on Available- for- Sale Securities	Foreign Currency Items	Total
Beginning balance, December 31, 2011	$ 0	$ (3,664)	$ (3,664)
Current period Other Comprehensive Income (Loss) activity before reclassifications	(9)	1,613	1,604
Amounts reclassified from Accumulated Other Comprehensive Income (Loss)	0	0	0
Net current-period Other Comprehensive Income	(9)	1,613	1,604
Ending balance, December 31, 2012	$ (9)	$ (2,051)	$ (2,060)

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(b) Reclassifications out of Accumulated Other Comprehensive Loss

	Amount Reclassified from Accumulated Other Comprehensive Income (Loss) (in thousands)
Details about Accumulated Other Comprehensive Income (Loss) Components	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Affected Line Item in the Statement Where Net Income is Presented
Unrealized losses on available-for-sale securities	$ 0	$ 9	$ 0	Other Expense (Income), net
Foreign Currency Items:
—Foreign currency loss (gain) on available for sale securities	691	(429)	0	Other Expense (Income), net
—Foreign currency gain on sales of BRC Pakistan	0	(266)	0	Other Expense (Income), net
Total reclassifications for the period	$ 691	$ (686)	$ 0

15.Impairments

During the second quarter of 2014, the Company determined that sufficient indicators of potential impairment existed to require an interim goodwill impairment analysis. These indicators included the recent trading values of the Company’s stock, and corresponding decline in the Company’s market capitalization, coupled with market conditions and business trends within the Company’s various reporting units. As a result, the Company examined the Italian reporting units of its FSS Automotive segment, as well as the Canadian and Netherlands reporting units of its FSS Industrial segment. Due to the complexity and the effort required to estimate the fair value of the reporting units in the step one of the impairment test and to estimate the fair values of all assets and liabilities of the reporting units in the second step of the test, the fair value estimates were derived based on preliminary assumptions and analyses that are subject to change. Based on the Company’s preliminary analyses, the implied fair value of goodwill was substantially lower than the carrying value of goodwill for the two reporting units within the FSS Automotive segment, as well as for the two reporting units within the FSS Industrial segment. As a result, during the second quarter of 2014, the Company recognized, based on its best estimate, impairment charges of $33.1 million and $2.6 million, respectively, in relation with its two reporting units located in Italy within its FSS Automotive segment, and impairment charges of $3.1 million and $1.1 million, respectively, in relation with its two reporting units located in Canada and in the Netherlands within its FSS Industrial segment.

In addition, at the same time and as a result of the interim goodwill impairment analysis performed during the second quarter of 2014, in accordance with ASC Topic 360, “Impairment and Disposal of Long-Lived Asset”, the Company concluded a triggering event occurred, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded that long-lived assets were impaired and recorded a $4.4 million impairment charge associated with intangible assets and equipment and leasehold improvements within its FSS Automotive segment. These impairments were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

The following table summarizes the impairment charges for each reporting unit by asset category (in thousand):

	Year ended December 31, 2014
	Italy	US	Netherlands	Canada	Total
Equipment and leasehold improvements	$2,239	$439	$0	$0	$2,678
Goodwill	35,780	0	1,094	3,064	39,938
Intangible assets	1,017	708	0	0	1,725
Total Impairments	$39,036	1,147	1,094	3,064	$44,341

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

During the three months ended September 30, 2014, the impairment analyses for goodwill and intangible assets were finalized and no changes were identified.

During the fourth quarter of 2014, the Company tested the remaining goodwill balance. The fair values of the Company’s reporting units exceeded the respective carrying values and, consequently, no further impairments were identified during the fourth quarter of 2014.

The 2014 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2014.

For the year ended December 31, 2013, the Company recorded no impairments.

During the fourth quarter of 2012, in connection with the Company’s annual goodwill impairment, management determined two of its reporting units, the US reporting unit included in the FSS Automotive segment and the Canadian reporting unit included in the FSS Industrial segment, did not pass the step 1 test, due to lower than expected demand, which negatively impacted the respective reporting units’ forecasts of earnings and cash flows. As a result, the Company concluded it had a triggering event, requiring the assessment of impairment for certain of its long-lived assets. Upon completion of the assessment, the Company concluded the long-lived assets were impaired and recorded a $12.1 million impairment charge associated with intangible assets and equipment. As a result of the US and Canadian reporting units failing step 1 of the goodwill impairment test, the Company completed the step 2 analysis for both units. Upon completion of the step 2 analysis, the Company determined the goodwill associated with each reporting unit was impaired. As a result, the Company recorded a $9.9 million impairment charge in 2012.

These impairments were measured, depending on the asset, either under an income approach utilizing forecasted discounted cash flows or a market approach utilizing an appraisal to determine fair values of the impairment assets. The inputs and assumptions utilized in the analyses are classified as Level 3 inputs within the fair value hierarchy as defined by ASC 820.

The following table summarizes the impairment charges in 2012 for each reporting unit by asset category (in thousand):

	Year Ended December 31, 2012
	US	Canada	Total
Equipment and Leasehold improvements	$2,183	$—	$2,183
Goodwill	5,290	4,640	9,930
Intangible assets	8,900	1,033	9,933
Total Impairment	$16,373	$5,673	$22,046

The 2012 impairment charges are included as a separate component of operating income on the consolidated statement of operations for the year ended December 31, 2012.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

16.	Loss Per Share

The following table sets forth the computation of basic and diluted income per share (in thousands, except share and per share data):

	Years Ended December 31,
	2014	2013	2012
Numerator:
Net loss attributable to Fuel Systems	$(53,416)	$(460)	$(15,632)
Denominator:
Denominator for basic earnings per share—weighted average number of shares	20,074,773	20,073,360	20,020,487
Effect of dilutive securities:
Employee stock options	0	0	0
Unvested restricted stock	0	0	0
Shares held in escrow	0	0	0
Dilutive potential common shares	20,074,773	20,073,360	20,020,487
Basic loss per share:
Net loss per share attributable to Fuel Systems	$(2.66)	$(0.02)	$(0.78)
Diluted loss per share:
Net loss per share attributable to Fuel Systems	$(2.66)	$(0.02)	$(0.78)

The following table represents the numbers of anti-dilutive instruments excluded from the computation of diluted EPS:

	Year Ended December 31,
	2014	2013	2012
Anti-dilutive instruments excluded from computation of diluted net loss per share:
Options	87,217	10,143	30,564
Restricted stock	11,418	4,213	1,607
Shares held in escrow	0	1,100	58,252

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

17.	Related Party Transactions

The following table sets forth amounts (in thousands) that are included within the captions noted on the consolidated balance sheets at December 31, 2014 and 2013 representing related party transactions with the Company.

	As of
	December 31, 2014	December 31, 2013
Current Receivables with related parties:
TCN S.r.L. (a)	$0	$12
Bianco SPA (b)	266	207
Ningbo Topclean Mechanical Technology Co. Ltd. (c)	131	37
Current Receivables with JVs and related partners:
PDVSA Industrial S.A. (d)	4,697	2,531
	$5,094	$2,787
Current Payables with related parties:
Europlast S.r.L. (e)	901	962
TCN S.r.L. (a)	724	751
TCN Vd S.r.L. (f)	787	771
A.R.S. Elettromeccanica (g)	200	239
Erretre S.r.L. (h)	14	15
IMCOS Due S.r.L. (i)	0	53
Grosso, de Rienzo, Riscossa e Associati (j)	101	0
Others (l)	9	17
Current Payable with JVs and related partners:
Ideas & Motion S.r.L. (k)	8	52
	$2,744	$2,860

(a)

TCN S.r.L. is 30% owned by Mariano Costamagna, the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna (who retired as an executive officer of the Company and as General Manager of MTM S.r.L., effective February 5, 2014).

(b)	Bianco S.p.A. is 100% owned by TCN S.r.L. (see note (a) above).
(c)	Ningbo Topclean Mechanical Technology Co. Ltd. is 100% owned by MTM Hydro S.r.L. (see note (l) below).
(d)	PDVSA Industrial S.A. (“PDVSA”) is a 70% owner of a joint venture, Sistemas De Conversion Del Alba, S.A. (“SICODA”) with the remaining 30% owned by the Company.
(e)	Europlast S.r.L. is 90% owned by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna and one immediate family member.
(f)	TCN Vd S.r.L. is 90% owned by TCN S.r.L. (see note (a) above) as well as 3% by the Company’s Chief Executive Officer, along with his brother, Pier Antonio Costamagna.
(g)	A.R.S. Elettromeccanica is 100% owned by Biemmedue S.r.L. (see note (l) below).
(h)	Erretre S.r.L. is 85% owned by the Company’s Chief Executive Officer’s immediate family and one employee of the Company.
(i)	IMCOS Due S.r.L. is 100% owned by the Company’s Chief Executive Officer along with his brother Pier Antonio Costamagna and three immediate family members.
(j)	One director of the Company is a partner of the law firm Grosso, de Rienzo, Riscossa e Associati.
(k)	Ideas & Motion S.r.L. is an Italian consulting and services company in which the Company owns an equity ownership interest of 16.67%.
(l)

Includes Biemmedue S.p.A. (100% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), MTM Hydro S.r.L. (46% owned by the Company’s Chief Executive Officer along with his brother, Pier Antonio Costamagna), and Immobiliare IV Marzo (60% owned directly and indirectly by the Company’s Chief Executive Officer, his brother, Pier Antonio Costamagna, and three employees of the Company).

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

	(in thousands) Years Ended December 31,
	2014		2013		2012
	Purchases	Sales	Purchases	Sales	Purchases	Sales
Related Party Company:
Europlast S.r.L.	$2,281	$1	$3,877	$12	$4,524	$43
TCN S.r.L	1,960	0	3,159	0	3,572	9
TCN Vd S.r.L	1,627	25	2,933	11	3,044	0
A.R.S. Elettromeccanica	1,097	0	1,630	0	1,584	0
Ningbo Topclean Mechanical Technology	687	0	1,383	0	1,088	0
Bianco Spa	28	629	15	568	89	951
Erretre S.r.L.	143	6	210	3	206	0
Grosso, de Rienzo, Riscossa e Associati	206	0	170	0	146	0
Others	27	26	30	27	38	68
JVs and related partners:
Ideas & Motions S.r.L	126	8	273	0	0	0
Rohan BRC(a)	0	0	290	2,358	3	2,948
PDVSA Industrial S.A.	0	5,131	0	3,037	0	8,444
	$8,182	$5,826	$13,970	$6,016	$14,294	$12,463

(a)	Amounts represent purchases and sales prior to the acquisition that closed on September 13, 2013 (see Note 3).

Other Transactions with Related Parties

The Company leases buildings under separate facility agreements from IMCOS Due S.r.L., a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna (former executive officer of the Company and General Manager of MTM) and members of their immediate families. The terms of these leases reflect the fair market value of such properties based upon appraisals. These lease agreements begin to expire in 2015, with the last agreement ending in 2020. The Company paid IMCOS Due S.r.L. lease payments of $2.7 million, $2.1 million, and $1.8 million in 2014, 2013, and 2012, respectively. In April 2014, IMCOS Due S.r.L. purchased two properties from a third party, which are currently being leased by the Company. In the fourth quarter of 2014, as part of the ongoing efforts for rationalization of operations and costs, the Company decided to abandon a facility leased in Italy from IMCOS Due S.r.L., which resulted in write offs of leasehold improvements for approximately $2.0 million (see Note 18). The Company leases a building from Immobiliare 4 Marzo S.a.s., a real estate investment company owned 40% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and one employee of the Company. The Company paid Immobiliare 4 Marzo S.a.s. lease payments of $0.3 million, $0.4 million, and $0.3 million in 2014, 2013, and 2012, respectively. The term of this lease reflects the fair market value of such property based upon an appraisal.

The Company entered into an agreement to develop the basic and detailed engineering and outfit the facility for the installation of an integrated production plant for natural gas vehicles for PDVSA in Venezuela. The Company accounts for this project under the completed contract method. As of December 31, 2014 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totals approximately $6.6 million and $6.8 million, respectively. As of December 31, 2013 the total amount of cost (included in other current assets) and revenue (included in accrued expenses) deferred under this project totaled approximately $5.6 million and $5.5 million, respectively. At December 31, 2014 and 2013, an advance payment from PDVSA of $0.8 million and $1.0 million, respectively, is included in accrued expenses.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

18.	Commitments and Contingencies
(a)	Leases

The Company has certain non-cancelable operating leases for facilities and equipment. Future minimum lease commitments under non-cancelable leases at December 31, 2014 are as follows (in thousands):

Years Ending December 31,	Third Party Obligations	Related Party Obligations(1)	Total Obligations
2015	$3,798	$3,116	$6,914
2016	3,718	3,056	6,774
2017	3,087	2,605	5,692
2018	2,525	2,341	4,866
2019	1,702	1,577	3,279
Thereafter	1,584	820	2,404
Total	$16,414	$13,515	$29,929

(1)	See Note 17

Total rental expense under the operating leases for 2014, 2013, and 2012 was approximately $8.2 million, $8.0 million, and $7.7 million, respectively, net of sublease payments of $4 thousand, zero, and less than $0.1 million in 2014, 2013, and 2012, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

(b)	Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of the ordinary course of its business including, but not limited to, product liability, asbestos related liability, employment matters, patent and trademarks, and customer account collections. The Company is not a party to, and, to our knowledge, there are not threats of any claims or actions against us, the ultimate disposition of which would have a material adverse effect on our consolidated results of operations or liquidity.

The Company is currently party to claims for wages brought by former DOEM temporary employees. At December 31, 2011, the Company had accrued $2.4 million in relation to such claims. During 2012, the Company settled claims for an amount equal to approximately $1.5 million, while reversing excess accruals for approximately $0.9 million. During the fourth quarter of 2013, the Company accrued approximately $0.4 million for additional claims. During the year ended December 31, 2014 the Company settled claims for approximately $0.4 million and accrued and settled approximately $0.2 million for additional claims. As of December 31, 2014 the Company had no amounts accrued for additional claims.

Due to changes in the economic environment, and ensuing updated business strategies, during the year ended December 31, 2014, the Company went through a rationalization of its operations. The Company incurred costs associated with work force reduction, as well as the closing of a facility. As of December 31, 2014, the Company has incurred and paid approximately the following amounts in relation with the above-mentioned rationalization of operations, recorded within selling, general, and administrative expenses on the Company’s Consolidated Statement of Operations (amounts in thousands):

Year Ended December 31, 2014
FSS Industrial (1) (2):
Cost accrued for work force reduction	$631
Amounts paid for work force reduction	550
Unpaid portion of cost accrued for work force reduction as of December 31, 2014	81
FSS Automotive (1) (3):
Cost accrued for work force reduction	$2,978
Amounts paid for work force reduction	2,930
Unpaid portion of cost accrued for work force reduction as of December 31, 2014	48

Write off in second quarter 2014 in connection with facility closing	487
Write off in fourth quarter 2014 in connection with lease abandonment (1)	1,993

    ___________

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

(1)

The total expected costs to be incurred in relation with the rationalization of operations were approximately $0.6 million for FSS Industrial and in the range of approximately $3.0 million to $3.5 million for FSS Automotive, respectively. In addition, in the fourth quarter of 2014 management decided to abandon an additional facility leased in Italy by its FSS Automotive operations, which resulted in write offs of leasehold improvements for an additional $2.0 million.

(2)	The FSS Industrial rationalization of operations started and ended within the three months ended September 30, 2014.
(3)

The FSS Automotive rationalization of operations started during the three months ended June 30, 2014, when approximately $1.7 million for work force reduction and facility closing expenses were accrued, and ended by September 30, 2014. In addition, in the fourth quarter of 2014 management decided to abandon an additional facility leased in Italy from a related party by its FSS automotive operations, which resulted in write offs of leasehold improvements for an additional $2.0 million (see Note 17).

During the third quarter of 2012, the Company established a plan to terminate approximately 60 employees in Italy by the end of the year, in an effort to minimize cost structure at certain facilities. The total termination benefit was estimated to be approximately $0.8 million, accrued in operating expenses. In the fourth quarter of 2012, the Company determined the numbers of employee to be terminated to be 22 for a total termination benefit of approximately $0.3 million. Consequently, in the fourth quarter of 2012, the Company reversed excess accruals for approximately $0.5 million. As of December 31, 2012, approximately $0.3 million was still accrued, which was subsequently paid in January 2013.

(c)	Investment and Tax Savings Plan

The Company has two registered pension plans which provide defined contribution benefits to some of its employees.

In Canada, the Company provides employee and Company funded defined contribution benefits to its employees (the “Canadian Plan”). Full-time employees are eligible to participate on the first day of any month on or after the completion of one year of continuous employment. Part-time employees are eligible to participate on the first day of any month on or after the completion of two years of continuous employment.

Under the Canadian Plan employees are required to contribute an amount equal to 0.5 percent up to 4 percent of their earnings, with the Company contributing an amount equal to the employee required contributions, up to a maximum of $4,000 per year. Incremental voluntary contributions by the employees are permitted as long as the total contributions to the plan do not exceed the limits specified under the Canadian Income Tax Act. Approximately 71% of the Canadian employees of the above-mentioned entities were enrolled in this plan as of December 31, 2014. Employer contributions were approximately $0.2 million, $0.2 million, and $0.1 million, in each of the twelve months periods ending December 31 2014, 2013, and 2012, respectively.

The Company’s Investment and Tax Savings Plan (the “401(k) plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The 401(k) plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All U.S. employees who are at least age twenty-one or older are eligible to participate in the 401(k) plan immediately and can enter the 401(k) plan on the first day of each month. Eligible employees of the Company who elect to participate in the 401(k) plan may contribute into the plan from 1% to 100% of compensation. The Company’s matching contributions are discretionary and match 100% on the first 3% of the elective salary deferrals. Approximately 66% and 70% of eligible employees were enrolled in the 401(k) plan at December 31, 2014 and December 31, 2013, respectively. The Company match was suspended in 2009 and restored in 2011. Employer contributions were $0.1 million, $0.2 million, and $0.3 million for 2014, 2013, and 2012, respectively.

(d)	Deferred Compensation Plan

The Company had a non-qualified deferred compensation plan which, was terminated in the second quarter of 2014, whereby selected key employees and directors may elect to defer a portion of their compensation each year. This plan is administered by a third party plan administrator. Employee contributions were invested in mutual funds and consequently considered to be traded instruments. The Company matched 50% of the employee contribution up to an annual maximum of $12,500. Participants in the plan were 25% vested in the amount of the Company matching contributions upon attaining two years of service, with an additional 25% vested for each additional year of service thereafter. The Company match was discontinued in 2009.

The cash contributed by the Company on the participant’s behalf had been invested in Company’s common stock acquired in the open market, which is carried at cost and classified as a deduction of equity in shares held in treasury on the consolidated balance sheet (see Note 12 for further discussion). The value of the Company’s common stock was calculated and recorded as a liability at market value and is classified as a long-term liability on the Company’s consolidated balance sheet for the year ended December 31, 2013, whereas following termination of the plan the value of the Company’s common stock is classified as a current liability in the balance sheet for the year ended December 31, 2014. Any changes in the market value of the Company’s Common Stock were

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

recorded in selling general and administrative expense. The Company includes the common stock of the plan in its computations of basic and diluted net income per share. The Company consolidated the assets of the deferred compensation plan as part of the Company’s assets at the end of each quarter, which were classified as long-term investments on the Company’s consolidated balance sheet as of December 31, 2013, and as short-term investment on the Company’s balance sheet as of December 31, 2014, following termination of the plan. At December 31, 2014 and 2013, the assets under the plan, included in short-term investments and long-term investments, were $0.6 million and $0.7 million, respectively. At December 31, 2014 and 2013 the liabilities under the plan were $0.7 million and $0.8 million, respectively.

(e)	Severance Funds

Italian law requires companies to make a mandatory termination payment called the Trattamento di Fine Rapporto (“TFR”) to employees. It is paid, as a lump sum, when the employment ends for any reason such as retirement, resignation, or layoff. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the consolidated balance sheet is the amount that the employee would be entitled to if employment ceased immediately. During 2014, 2013, and 2012, the Company had recorded approximately $1.9 million, $2.4 million, and $2.0 million, respectively, in expense for TFR and has a long-term liability accrued in the amount of $4.1 million, and $5.1 million as of December 31, 2014 and 2013, respectively. This liability for severance indemnities relates to the Company’s employees in Italy.

(f)	Liability for Contingent Consideration

Liability for Contingent Consideration—MTE

In connection with the purchase of the remaining 50% ownership interest in MTE S.r.L. (“MTE”), which took place on June 1, 2011, the Company could have been required to pay up to $1.3 million in earnout payments no later than 5 days after May 31, 2014, upon achievement of 2012 and 2013 gross profit targets.

During the fourth quarter of 2012, the estimated fair value of the MTE contingent consideration liability in connection with the achievement of 2012 and 2013 gross profit targets was reversed, primarily due to a reduction in the probability-weighted estimates based on updated forecast. The reduction in the fair value estimate resulted in a gain of approximately $0.4 million for the twelve months ended December 31, 2012, which was recorded in operating expenses in the Consolidated Statement of Operations. Consequently, the balance of the MTE contingent consideration liability as of December 31, 2014 and 2013 was equal to zero in both periods.

Liability for Contingent Consideration—NaturalDrive

In connection with the NaturalDrive acquisition, which took place on April 18, 2011, the Company could have been required to pay up to $6.75 million in earnout payments upon achievement of business volume and general milestones. The earn-out would have been paid in three equal installments of $1.5 million no later than 90 days after the end of each yearly period ending in March 2012, March 2013, and March 2014 if specified target customer volumes for the year were achieved, and reasonable progress was made on the general milestones.

In April 2013, the Company reached an agreement with the former owners of NaturalDrive that released the Company from any obligation associated with the potential earnout. Consequently, the balance of the NaturalDrive contingent consideration liability as of December 31, 2014 and 2013 was equal to zero.

19.	Business Segment and Geographic Information

Business Segments. In an effort to more appropriately align the structure and business activities within Fuel Systems, beginning with the second quarter of 2012, management reorganized operations into the following segments: FSS Industrial and FSS Automotive. FSS Industrial consists of the Company’s industrial mobile and stationary equipment and auxiliary power unit (APU), and the Company’s heavy duty commercial transportation operations. FSS Automotive consists of the Company’s passenger and light duty commercial transportation (automotive OEM and aftermarket) and transportation infrastructure operations (compressors).

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Corporate expenses consist of general and administrative expenses at the Fuel Systems corporate level. Intercompany sales between FSS Industrial and FSS Automotive have been eliminated in the results reported.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

Financial Information by Business Segment. Financial information by business segment follows (in thousands):

	Years Ended December 31,
Revenue:	2014	2013	2012
FSS Industrial	$104,435	$123,351	$122,674
FSS Automotive	234,693	276,490	271,273
Total	$339,128	$399,841	$393,947

	Years Ended December 31,
Operating Income (Loss):	2014	2013	2012
FSS Industrial	$4,217	$9,811	$4,644
FSS Automotive	(49,767)	1,117	(11,833)
Corporate Expenses (1)	(8,669)	(6,519)	(6,097)
Total	$(54,219)	$4,409	$(13,286

(1)	Represents corporate expense not allocated to either of the business segments.

	As of December 31,
Total Assets:	2014	2013
FSS Industrial	$126,620	$131,022
FSS Automotive	211,788	314,018
Corporate (1)	175,980	187,778
Eliminations	(190,147)	(217,519)
Total	$324,241	$415,299

(1)	Represents corporate balances not allocated to either of the business segments and primarily includes investments in the subsidiaries, which eliminate in consolidation.

	Years Ended December 31,
Capital Expenditures:	2014	2013	2012
FSS Industrial	$3,124	$2,679	$3,214
FSS Automotive	10,583	6,559	10,490
Corporate	19	268	0
Total	$13,726	$9,506	$13,704

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Geographic Information.

The Company’s geographic information for revenue to unaffiliated customers and long-lived assets is shown below. The basis for determining revenue is the geographic location of the customer. Long-lived assets represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Years Ended December 31,
Revenue:	2014	2013	2012
North America:
United States	$87,224	$113,674	$92,652
Canada	5,144	5,044	5,938
Europe:
Italy	51,294	74,987	76,026
All other (1)	88,223	78,219	78,623
Asia & Pacific Rim (1)	42,829	66,577	73,425
Latin America (1)	64,414	61,340	67,283
Total	$339,128	$399,841	$393,947

(1)     No one country represents more than 10% of total consolidated long-lived assets.

	As of December 31,
Long-Lived Assets:	2014	2013
North America:
United States	$4,724	$4,929
Canada	5,070	4,444
Europe:
Italy	34,896	44,695
All other (1)	667	893
Asia & Pacific Rim (1)	588	792
Latin America (1)	2,992	2,649
Total	$48,937	$58,402

(1)	No one country represents more than 10% of total consolidated long-lived assets.

20.	Concentrations

Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required.

In 2014, 2013, and 2012, no customers represented more than 10.0% of the consolidated sales.

Accounts Receivable

At December 31, 2014, no customers represented more than 10.0% of the consolidated account receivable. At December 31, 2013, no customers represented more than 10.0% of consolidated accounts receivable.

Purchases

During 2014, 2013, and 2012, no suppliers represented more than 10.0% of the consolidated purchases of raw materials and services. In 2014, 2013, and 2012, ten suppliers accounted for approximately 23.0%, 26.7%, and 24.4%, respectively, of consolidated purchases of raw materials and services.

FUEL SYSTEMS SOLUTIONS, INC.

Notes to Consolidated Financial Statements – (Continued)

Cash

Operating cash balances held at non-U.S. banks, primarily in Europe, represent 57.3% and 77.1% of the Company’s consolidated cash and cash equivalents at December 31, 2014 and 2013, respectively.

21.	Supplementary Cash Flow Information

Supplementary cash flow information for 2014, 2013, and 2012 is as follows (in thousands):

	Years Ended December 31,
Supplementary Cash Flow Information:	2014	2013	2012
Interest paid	$445	$18	$357
Taxes paid (including franchise taxes)	$2,879	$10,946	$2,808
Supplemental disclosures of cash flow information
Non-cash investing and financing activities:
Acquisition of equipment in accounts payable	$282	$725	$741

22.	Quarterly Results of Operations

A summary of the unaudited quarterly consolidated results of operations follows (in thousands, except per share amounts).

First Qtr.		Second Qtr.		Third Qtr.	Fourth Qtr.
2014	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenue	$81,296	$87,391		$85,077	$85,364
Cost of revenue	63,895	69,539		65,101	65,936
Gross profit	17,401	17,852		19,976	19,428
Operating expenses	19,683	65,759	(a)(b)	21,365 (c)	22,069 (d)
Operating loss	(2,282)	(47,907)		(1,389)	(2,641)
Interest income (loss), net	13	(27)		116	49
Net loss attributable to Fuel Systems Solutions, Inc.	(2,006)	(44,190)		(3,207)	(4,013)
Net loss per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.10)	$(2.20)		$(0.16)	$(0.20)
Diluted	$(0.10)	$(2.20)		$(0.16)	$(0.20)

First Qtr.		Second Qtr.		Third Qtr.	Fourth Qtr.
2013	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenue	$98,600	$111,095		$97,573	$92,573
Cost of revenue	76,982	85,276		75,506	74,939
Gross profit	21,618	25,819		22,067	17,634
Operating expenses	20,481	20,998		20,443	20,807
Operating income (loss)	1,137	4,821		1,624	(3,173)
Interest income (loss), net	16	27		(7)	179
Net (loss) income attributable to Fuel Systems Solutions, Inc.	(725)	2,580		1,032	(3,347)
Net (loss) income per share attributable to Fuel Systems Solutions, Inc.:
Basic	$(0.04)	$0.13		$0.05	$(0.16)
Diluted	$(0.04)	$0.13		$0.05	$(0.16)

(a)	Includes impairment charges for approximately $44.3 million (see Note 15).
(b)	Includes cost for work force reduction of approximately $1.2 million and for write off in connection with facility closing for approximately $0.5 million (see Note 18).
(c)	Includes cost for work force reduction for approximately $2.4 million (see Note 18).
(d)	Includes cost for lease abandonment of approximately $2.0 million (see Note 18).

FUEL SYSTEMS SOLUTIONS, INC.

SCHEDULE II—VALUATION ACCOUNTS

(in thousands)

	Balance at beginning of period	Additions (reductions) charged to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ended:
December 31, 2014	$3,993	$306	$(1,170)	$3,129
December 31, 2013	$4,349	$583	$(939)	$3,993
December 31, 2012	$2,665	$2,299	$(615)	$4,349
Deferred tax valuation allowance for the period ended:
December 31, 2014	$44,508	$2,224	$585	$47,317
December 31, 2013	$46,284	$2,211	$(3,987)	$44,508
December 31, 2012	$40,427	$5,857	$0	$46,284

APPENDIX F

FAIRNESS OPINION OF ROTHSCHILD INC.

August 31, 2015

Board of Directors
Westport Innovations Inc.
101-1750 West 75th Avenue
Vancouver, British Columbia
Canada, V6P 6G2

Members of the Board of Directors:

We understand that Westport Innovations Inc. (the “Parent”), Whitehorse Merger Sub Inc., a wholly owned subsidiary of the Parent (“Merger Sub”), and Fuel Systems Solutions, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of the Parent (the “Merger”), and that, in connection with the Merger, each issued and outstanding share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than shares of Company Common Stock held by any wholly owned subsidiary of the Company, by the Parent, or by any subsidiary of the Parent, will be cancelled and converted into the right to receive 2.129 common shares of the Parent (“Parent Common Shares”) (such number of Parent Common Shares, the “Exchange Ratio”), subject to adjustment in accordance with Section 3.2 of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

The board of directors of the Parent (the “Board”) has requested our opinion as to whether the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to the Parent.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed the draft of the Agreement dated August 31, 2015; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Parent and the Company and the industries in which they operate, including research analyst reports and estimates; (iii) compared the financial and operating performance of the Company and the Parent with publicly available information concerning certain other public companies we deemed generally relevant, including data relating to public market trading levels and implied multiples; (iv) reviewed the reported price and trading activity for the Company Common Stock and compared it with the trading history of the Parent Common Shares; (v) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company furnished to or discussed with us by the management of the Company, including certain financial forecasts relating to the Company prepared by the management of the Company, as reviewed and approved for our use by the Parent (the “Company Forecasts”); (vi) reviewed certain financial forecasts relating to the Company prepared by the management of the Company, as reviewed and adjusted by the management of the Parent to reflect a downside sensitivity scenario for the Company (the “Company Downside Case”); (vii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Parent furnished to or discussed with us by the management of the Parent, including certain financial forecasts relating to the Parent prepared by the management of the Parent (the “Parent Forecasts”); (viii) reviewed certain estimates as to (a) the amount and timing of net cost synergies anticipated by the management of the Parent to result

Board of Directors

Westport Innovations Inc.

August 31, 2015

from the Merger (the “Cost Synergies”), (b) the amount and timing of tax attributes anticipated by the management of the Parent to be realized and utilized by the Parent on a standalone basis (the “Parent Tax Attributes”), (c) the amount and timing of tax attributes anticipated by the management of the Company to be realized and utilized by the Company on a standalone basis, as reviewed and approved for our use by the management of the Parent (the “Company Tax Attributes”), and (d) the amount and timing of tax attributes anticipated by the management of the Parent to be realized and utilized by the Parent on a pro forma basis assuming the Merger is consummated (the “Pro Forma Tax Attributes” and, together with the Parent Tax Attributes and the Company Tax Attributes, collectively, the “Tax Attributes”); (ix) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Parent pro forma for consummation of the Merger furnished to or discussed with us by the management of the Parent, including certain financial forecasts relating to the Parent pro forma for consummation of the Merger prepared by the management of the Parent (the “Pro Forma Forecasts” and, together with the Company Forecasts, the Company Downside Case and the Parent Forecasts, collectively, the “Forecasts”); and (x) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Parent and the Company with respect to the past and current business operations and financial condition and prospects of the Company, and have held discussions with certain members of the management of the Parent with respect to the past and current business operations and financial condition and prospects of the Parent, the Forecasts, the Cost Synergies and the Tax Attributes and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Parent, the Company, their respective associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Parent or the Company, nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Parent or the Company under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Parent or the Company. At the instruction of the management of the Parent, we have used and relied upon the Company Forecasts, the Parent Forecasts, the Cost Synergies and the Tax Attributes for purposes of our opinion. In relying on the Company Forecasts, the Parent Forecasts, the Cost Synergies and the Tax Attributes, we have assumed, at the direction of Parent, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Parent’s management as to the expected future results of operations and financial condition of the Company, the Parent and the other matters covered thereby. We have relied, at the direction of the Parent, on the assessments of the management of the Parent as to the Company’s ability to achieve the Company Forecasts and the Company Tax Attributes and the Parent’s ability to achieve the Cost Synergies, the Parent Tax Attributes and the Pro Forma Tax Attributes and have been advised by the Parent, and have assumed, that the Company Forecasts, the Cost Synergies and the Pro Forma Tax Attributes will be realized in the amounts and at the times projected. We express no view as to

Board of Directors

Westport Innovations Inc.

August 31, 2015

the reasonableness of the Forecasts, the Cost Synergies and the Tax Benefits and the assumptions on which they are based.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Merger, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Parent since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company or the Parent made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. In addition, for purposes of this opinion, we have assumed that the Parent will not enter into any agreement or commitment or take any other action that would result in any adjustment to the Exchange Ratio of the type contemplated by Schedule 3.2 to the Agreement. We do not express any opinion as to any tax or other consequences that may result from the Merger, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Parent and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Parent, the Company or any of their respective affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Parent and the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Parent and the Company. We are expressing no opinion herein as to the price at which the shares of Company Common Stock or Parent Common Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the Parent, of the Exchange Ratio pursuant to the Agreement and we express no opinion as to any underlying decision which the Parent may make to engage in the Merger or any alternative transaction. We do not express any opinion as to the relative merits of the Merger as compared to any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly set forth herein, of the Agreement or the Merger.

We and our affiliates are engaged in investment banking, brokerage and financial advisory service activities. In the ordinary course of business, we and our affiliates may trade the securities of the Parent, the Company and any of their respective affiliates, for our own accounts or for the accounts of our affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Parent with respect to the Merger and will receive a fee from the Parent for our services, a portion of which is payable upon delivery of this opinion

Board of Directors

Westport Innovations Inc.

August 31, 2015

and the remaining portion of which is contingent upon the consummation of the Merger. In addition, the Parent has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates may in the future provide financial services to the Parent, the Company, and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services. In addition, we have provided in the past two years, are providing, and will continue to provide, financial advisory services to the Parent, and have been, and will be, paid customary fees for such services. Specifically, we have provided financial advisory services to the Parent in connection with a public offering of its common stock, and are providing and may in the future provide other strategic and financial advisory services to the Parent, including services in connection with the Parent’s potential capital raising activities.

This opinion is provided for the benefit of the Board, solely in its capacity as such, in connection with and for the purpose of its evaluation of the Merger. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board or the board of directors of the Company as to whether to approve the Merger or a recommendation to any holders of Parent Common Shares or Company Common Stock as to how to vote or otherwise act with respect to the Merger or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Parent or the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Parent, the Company, or any class of such persons, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval; provided, however, that the Parent may reproduce this opinion in full if so required by law in any document relating to the Merger that is required to be filed by the Parent with the United States Securities and Exchange Commission or the Canadian Securities Commissions.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Financial Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing and such other matters as we considered relevant, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair, from a financial point of view, to the Parent.

Very truly yours,

ROTHSCHILD INC.

APPENDIX G—Douglas Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”), and each of K&M Douglas Trust, James Douglas And Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E. Douglas, III (each, a “Stockholder”, and collectively, the Stockholders).

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 2,671,684 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholders after the date hereof being collectively referred to herein as the “Company Shares”) of the Company;

WHEREAS, the Stockholders own (both beneficially and of record) in the aggregate 10,045,657 common shares (“Parent Common Shares” and such shares of Parent Common Shares together with any Parent Common Shares acquired by the Stockholders after the date hereof being collectively referred to herein as the “Parent Shares”) of Parent;

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholders have agreed to enter into this Agreement in order to induce Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s and the Company’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholders. Each of the Stockholders severally and not jointly hereby represents and warrants to each of Parent and the Company as follows:

(a) Title to the Company Shares. Such Stockholder is the record and beneficial owner of the corresponding number of shares of Company Common Stock set forth in Exhibit A, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially and of record by the Stockholder. Such Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent and the Company granted pursuant to this Agreement, and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Title to the Parent Shares. Such Stockholder is the record and beneficial owner of the corresponding number of shares of Parent Common Shares set forth in Exhibit B, which as of the date hereof constitutes all of

1

the Parent Common Shares owned beneficially and of record by the Stockholder. Such Stockholder and its Affiliates do not have any rights of any nature to acquire any additional Parent Common Shares. Except for (i) proxies and restrictions in favor of Parent and the Company granted pursuant to this Agreement, and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” laws of the various states of the United States and Canadian securities laws, the Stockholder owns all of such Parent Common Shares free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such Parent Common Shares.

(c) Authority Relative to this Agreement. Such Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by each of Parent and the Company, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(d) No Conflict. Except for any filings as may be required by applicable securities laws, the execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by such Stockholder, except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of any agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Stockholder or to such Stockholder’s property or assets.

(e) Adequate Information. Such Stockholder is a sophisticated stockholder and seller with respect to the Company Shares and has adequate information concerning the business and financial condition of each of Parent and the Company to make an informed decision regarding the Merger and the sale of the Company Shares and has independently and without reliance upon the Company or Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that the agreements contained herein with respect to the Company Shares and the Parent Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 10.

SECTION 3. Covenants of Stockholders.

(a) Restriction on Transfer. Each Stockholder hereby covenants and agrees that prior to the termination of this Agreement, such Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Company Shares or Parent Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Company Shares or Parent Shares. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party (a “transferee”) to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to each of Parent and the Company) and agrees to be bound by its terms.

2

(b) Additional Shares. Prior to the termination of this Agreement, such Stockholder will promptly notify each of Parent and the Company of the number of any new shares of Company Common Stock and Parent Common Shares acquired directly or beneficially by such Stockholder, if any, after the date hereof. Any such shares shall automatically become “Company Shares” or “Parent Shares,” as applicable, within the meaning of this Agreement immediately upon their acquisition by such Stockholder.

(c) Nonsolicitation.

(i) Prior to the termination of this Agreement, such Stockholder shall (1) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (2) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(ii) Prior to the termination of this Agreement, such Stockholder shall not, directly or indirectly through another Person, (1) solicit or initiate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (a “Parent Inquiry”), or (2) engage in any discussions or negotiations regarding, or furnish to any Third Party any non-public information in connection with, any Parent Acquisition Proposal or Parent Inquiry.

(d) Public Announcement. Such Stockholder shall consult with each of Parent and the Company before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of each of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act or with Canadian securities regulators pursuant to applicable Canadian securities laws. This Section 3(c) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 10.

(e) Disclosure. Such Stockholder hereby authorizes each of Parent and the Company to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, Canadian securities regulators, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian securities exchange, and the Proxy Statement (including all documents and schedules filed with the SEC in connection with any of the foregoing), such Stockholder’s identity and ownership of the Company Shares and the Parent Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement. Each of Parent and the Company hereby authorizes each Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, Canadian securities regulators, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian securities exchange.

SECTION 4. Voting Agreement.

(a) Company Shares Voting Agreement. Each Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Company Shares owned beneficially or of record by such Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

3

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Parent Shares Voting Agreement. Each Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the shareholders of Parent, however called, in any action by written consent of the shareholders of Parent, or in any other circumstances upon which such Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote the Parent Shares owned beneficially or of record by such Stockholder as follows:

(i) to approve the issuance of the Merger Consideration; and

(ii) other than in the case of a Parent Acquisition Proposal, against any action or agreement that has or would reasonably be likely to result in any conditions to Parent’s and Merger Sub’s obligations under Article VII of the Merger Agreement not being satisfied.

(c) Grant of Company Shares Proxy. Each Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Parent Authorized Parties” and each a “Parent Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Company Shares or execute one or more written consents or approvals in respect of the Company Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal;

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing; and

(v) against any other action or agreement that is intended, or would reasonably be expected to, impede, interfere with, delay, or postpone the Merger or the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of stock of the Company;

in each case, if and only if such Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

(d) Grant of Parent Shares Proxy. Each Stockholder hereby irrevocably grants to and appoints, the Company and each of its designees (the “Company Authorized Parties” and each a “Company Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of such Stockholder, to vote the Parent Shares or execute one or more written consents or approvals in respect of the Parent Shares:

(i) to approve the issuance of the Merger Consideration; and

(ii) other than in the case of a Parent Acquisition Proposal, against any action or agreement that has or would reasonably be likely to result in any conditions to Parent’s and Merger Sub’s obligations under Article VII of the Merger Agreement not being satisfied;

in each case, if and only if such Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

(e) Each Stockholder hereby ratifies and confirms that the irrevocable proxies set forth in Sections 4(c) and (d) are given in connection with the execution of the Merger Agreement and that such irrevocable proxy is

4

given to secure the performance of such Stockholder’s duties in accordance with this Agreement. Each Stockholder hereby further ratifies and confirms that the irrevocable proxies granted hereby are coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxies shall be valid until termination of this Agreement. The powers of attorney granted by such Stockholder herein are durable powers of attorney and shall survive the dissolution, bankruptcy, death or incapacity of such Stockholder. Upon the execution of this Agreement, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Company Shares or the Parent Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Company Shares or the Parent Shares on the matters contemplated hereby until after the termination of this Agreement. Each Stockholder understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and such Stockholder’s granting of the proxies contained in Sections 4(c) and (d). Each Stockholder hereby affirms that the proxies granted in Section 4(c) and (d) are given in connection with the execution of the Merger Agreement, and that such proxies are given to secure the performance of the duties of such Stockholder under this Agreement. If for any reason a proxy granted herein is found by a court of competent jurisdiction to not be valid, then the Stockholder agrees to vote the Parent Shares or the Company Shares, as applicable, in accordance with Section 4(a) or Section 4(a), as applicable. For Company Shares as to which such Stockholder is the beneficial but not the record owner, such Stockholder shall take all necessary actions to cause any record owner of such Company Shares to irrevocably constitute and appoint Parent and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein. For Parent Shares as to which such Stockholder is the beneficial but not the record owner, the Stockholder shall take all necessary actions to cause any record owner of such Parent Shares to irrevocably constitute and appoint the Company and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein. The parties acknowledge and agree that none of Parent or the Company or their respective successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including attorney’s fees) and compensation of any kind or nature whatsoever to such Stockholder in connection with or as a result of any voting by a Parent Authorized Party of the Company Shares or a Company Authorized Party of the Parent Shares subject to the irrevocable proxies hereby granted to the such Authorized Parties at any annual or special meeting of the stockholders of the Company or Parent for the purpose set forth herein.

(f) Other Voting. Each Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company or the shareholders of Parent, as the case may be, in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(g) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, each Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Company and the Stockholders as follows:

5.1. Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

5.2. Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary

5

action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Company and the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3. No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC or Canadian securities regulators of such reports under the Exchange Act or applicable Canadian securities laws as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and the Stockholders as follows:

6.1. Organization. The Company is duly organized, validly existing, and in good standing under the laws of the State of Delaware.

6.2. Authority Relative to this Agreement. The Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and the Stockholder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

6.3. No Conflict. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Company, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Company Charter and/or the Company Bylaws or any other agreement to which the Company is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or to the Company’s property or assets.

SECTION 7. Further Assurances. Each Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent or the Company may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 8. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith each Stockholder shall and hereby does authorize each of Parent and the Company to notify the Company’s transfer agent and Parent’s transfer agent, as applicable, that there is a stop transfer order with respect to all Company Shares and the Parent Shares, as applicable (and that this Agreement places limits on the voting and transfer of the Company Shares and the Parent Shares, as applicable). Each Stockholder further agrees to cause each of Parent and the Company not to register the transfer of any certificate representing any of the Parent Shares and

6

the Company Shares, as the case may be, unless such transfer is made in accordance with the terms of this Agreement. If this Agreement is terminated in accordance with Section 10, then, promptly following the termination of this Agreement, or immediately following the Closing (and in any event within such time as would not delay receipt by the Stockholders of the consideration to be received by them under the Merger Agreement), to cause any stop transfer instructions imposed pursuant to this Section 8 to be lifted.

SECTION 9. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Company Shares and the Parent Shares, as applicable, and shall be binding on any Person to which legal or beneficial ownership of such Company Shares or Parent Shares, as applicable, shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, or of Parent affecting the Parent Common Shares or other voting securities of Parent, the number of Company Shares or Parent Shares, as applicable, shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or Parent Common Shares issued to or acquired by such Stockholder.

SECTION 10. Termination. This Agreement shall automatically terminate without further action of the parties on the first to occur of (a) the mutual written consent of the Company, Parent, and the Stockholders, (b) the Effective Time, (c) the termination of the Merger Agreement, or (d) the delivery of written notice of termination by the Stockholders to Parent and the Company following any Fundamental Amendment effected without the prior consent of the Stockholders, provided that the provisions of Section 11 hereof shall survive any such termination. “Fundamental Amendment” means the execution by Parent, Merger Sub and the Company of a written amendment to, or written waiver by Parent, Merger Sub and the Company of any provision of, the Merger Agreement that reduces the amount of the Merger Consideration or changes the form of, or decreases the Exchange Ratio from what is set forth in the Merger Agreement as in effect as of the date hereof (which for the avoidance of doubt is 2.129 Parent Common Shares per share of Company Common Stock), amends the conditions precedent set forth in Article VII of the Merger Agreement (except in the case of a waiver of a condition by Parent or the Company) or would result in additional monetary liability to such Stockholder.

SECTION 11. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Company:

Fuel Systems Solutions, Inc.
780 Third Avenue, 25th Floor
New York, New York 10017
Phone:	(646) 506-7163
Attention:	Pietro Bersani

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Attention:	Brian J. McCarthy, Esq.
Facsimile:	(213) 687-5600

8

if to the Stockholders:

Douglas Telecommunications
125 East Sir Francis Drake Blvd.
Larkspur, CA 94939-1819
Attention:	Tim McGaw
Facsimile:	(415) 526-2214

with a copy to:

Davis Wright Tremaine, LLP
1201 Third Avenue, Suite 2200
Seattle, WA 98101-3045
Attention:	Ryan J. York
Facsimile:	(206) 757-7178

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

9

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Pietro Bersani
Name: Pietro Bersani
Title: Chief Financial Officer

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

STOCKHOLDERS:

/s/ James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

/s/ Kevin Douglas
By: Kevin Douglas Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas Title: Trustee

DOUGLAS FAMILY TRUST

/s/ James E. Douglas, Jr.
By: James E. Douglas, Jr. Title: Trustee

/s/ Jean A. Douglas
By: Jean A. Douglas Title: Trustee

JAMES DOUGLAS AND JEAN DOUGLAS IRREVOCABLE DISCENDANTS’ TRUST

/s/ Kevin Douglas
By: Kevin Douglas Title: Trustee

/s/ Michelle Douglas
By: Michelle Douglas Title: Trustee

APPENDIX H—Costamagna Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), and Mariano Costamagna (the “Stockholder”).

WHEREAS, the Stockholder owns (both beneficially and of record) in the aggregate 1,634,185 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholder has agreed to enter into this Agreement in order to induce Parent to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Title to the Shares. The Stockholder is the record and beneficial owner of 1,634,185 shares of Company Common Stock, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially and of record by the Stockholder and its Affiliates. The Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent granted pursuant to this Agreement and (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

1

(c) No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Stockholder, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of any agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder’s property or assets.

(d) Adequate Information. The Stockholder is a sophisticated stockholder and seller with respect to the Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Merger and the sale of the Shares and has independently and without reliance upon the Company or Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 9.

SECTION 3. Covenants of Stockholder.

(a) Restriction on Transfer. The Stockholder hereby covenants and agrees that prior to the termination of this Agreement, the Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party (a “transferee”) to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to Parent) and agrees to be bound by its terms.

(b) Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock acquired directly or beneficially by the Stockholder, if any, after the date hereof. Any such shares shall automatically become “Shares” within the meaning of this Agreement immediately upon their acquisition by the Stockholder.

(c) Nonsolicitation. Prior to the termination of this Agreement, the Stockholder shall (i) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (ii) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(d) Public Announcement. The Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act. This Section 3(d) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 9.

(e) Disclosure. The Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange and

2

the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement. Parent hereby authorizes the Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange.

SECTION 4. Voting Agreement.

(a) Voting Agreement. The Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Grant of Proxy. The Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Authorized Parties” and each an “Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Shares or execute one or more written consents or approvals in respect of the Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing;

in each case, if and only if the Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

The Stockholder hereby ratifies and confirms that the irrevocable proxy set forth in this Section 4(b) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the Stockholder’s duties in accordance with this Agreement. The Stockholder hereby further ratifies and confirms that the irrevocable proxy granted hereby is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until termination of this Agreement. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. Upon the

3

execution of this Agreement, the Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters contemplated hereby until after the termination of this Agreement. The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Stockholder’s granting of the proxy contained in this Section 4(b). For Shares as to which the Stockholder is the beneficial but not the record owner, the Stockholder shall take all necessary actions to cause any record owner of such Shares to irrevocably constitute and appoint Parent and its designees as such record owner’s attorney and proxy and grant an irrevocable proxy to the same effect as that contained herein.

(c) Other Voting. The Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(d) Actions in Capacity as Director or Officer. The Stockholder is entering into this Agreement solely in his capacity as a stockholder of the Company. Nothing in this Agreement shall be deemed to govern, limit or relate to any actions, omissions to act, or votes taken or not taken by the Stockholder in his capacity as a member of the Company Board or the board of directors or other equivalent governing body of any Company Subsidiary, or in his capacity as an officer of the Company or any Company Subsidiary and, for the avoidance of doubt, no such action taken or omission to act by the Stockholder in his capacity as a director or officer of the Company or any Company Subsidiary shall be deemed to violate any of the Stockholder’s obligations under this Agreement.

(e) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

5.1. Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

5.2. Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

5.3. No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict

4

with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Stop Transfer Order. In furtherance of this Agreement, concurrently herewith the Stockholder shall and hereby does authorize Parent to notify the Company’s transfer agent that there is a stop transfer order with respect to all Shares (and that this Agreement places limits on the voting and transfer of the Shares). The Stockholder further agrees to cause the Company not to register the transfer of any certificate representing any of the Shares unless such transfer is made in accordance with the terms of this Agreement.

SECTION 8. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock issued to or acquired by the Stockholder.

SECTION 9. Termination. This Agreement and the proxy granted pursuant to Section 4(b) shall automatically terminate without further action of the parties on the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement or (c) any change to the terms of the Merger without the prior written consent of Shareholder that (i) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (ii) changes the form of consideration payable in the Merger; provided that the provisions of Section 10 hereof shall survive any such termination.

SECTION 10. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

5

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Stockholder:

MTM, S.r.l.
Via La Morra 1
12062 (CN), Italy
Attention:	Mariano Costamagna
Facsimile:	+39 0172 486540

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or

6

the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

7

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

Sincerely, WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

MARIANO COSTAMANGA

By:	/s/ Mariano Costamagna

[Signature page to Voting Agreement]

APPENDIX I—Becker Voting Agreement

VOTING AGREEMENT

This VOTING AGREEMENT (this “Agreement”), dated as of September 1, 2015, is entered into by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), and Becker Drapkin Management, L.P., a Texas limited partnership, Becker Drapkin Partners (QP), L.P., a Texas limited partnership, Becker Drapkin Partners, L.P., a Texas limited partnership and Steven R. Becker, an individual resident of Texas (collectively, the “Stockholder”).

WHEREAS, the Stockholder beneficially owns in the aggregate 1,900,619 shares of common stock, par value $0.001 per share (“Company Common Stock” and such shares of Company Common Stock together with any shares of Company Common Stock acquired by the Stockholder after the date hereof being collectively referred to herein as the “Shares”) of Fuel Systems Solutions, Inc., a Delaware corporation (the “Company”);

WHEREAS, the Company, Parent, and Whitehorse Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”); and

WHEREAS, the Stockholder has agreed to enter into this Agreement in order to induce Parent to enter into the Merger Agreement and to consummate the transactions contemplated thereby.

NOW, THEREFORE, in consideration of Parent’s entering into the Merger Agreement and of the mutual covenants and agreements contained herein and other good and valuable consideration, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

SECTION 1. Defined Terms. Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

SECTION 2. Representations and Warranties of Stockholder. The Stockholder hereby represents and warrants to Parent as follows:

(a) Title to the Shares. The Stockholder is the beneficial owner of the shares of Company Common Stock set forth on Schedule I hereto, which as of the date hereof constitutes all of the shares of Company Common Stock owned beneficially by the Stockholder and its Affiliates. The Stockholder and its Affiliates do not have any rights of any nature to acquire any additional shares of Company Common Stock. Except for (i) proxies and restrictions in favor of Parent granted pursuant to this Agreement, (ii) such transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various states of the United States and (iii) the restrictions on the Stockholder pursuant to that certain Agreement dated as of October 29, 2014 by and among the Company, the Stockholder and certain of the Stockholder’s Affiliates, the Stockholder owns all of such shares of Company Common Stock free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, restrictions, charges, proxies and other encumbrances of any nature, and has not appointed or granted any proxy, power of attorney or other authorization, which appointment or grant is still effective, with respect to any of such shares of Company Common Stock.

(b) Organization. The Stockholder is duly organized, validly existing and in good standing or similar concept under the laws of the jurisdiction of its organization.

(c) Authority Relative to this Agreement. The Stockholder has the power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Stockholder and the consummation by the Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary

1

action on the part of the Stockholder. This Agreement has been duly and validly executed and delivered by the Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(d) No Conflict. Except for any filings as may be required by applicable federal securities laws, the execution and delivery of this Agreement by the Stockholder does not, and the performance of this Agreement by the Stockholder will not, (i) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by the Stockholder, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (ii) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of the organizational documents of the Stockholder or any other any agreement to which the Stockholder is a party, including any voting agreement, stockholders agreement, voting trust, trust agreement, pledge agreement, loan or credit agreement, note, bond, mortgage, indenture lease or other agreement, instrument, permit, concession, franchise or license; or (iii) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Stockholder or to the Stockholder’s property or assets.

(e) Adequate Information. The Stockholder is a sophisticated stockholder and seller with respect to the Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the Merger and the sale of the Shares and has independently and without reliance upon the Company or Parent and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that the agreements contained herein with respect to the Shares held by such Stockholder are irrevocable prior to the termination of this Agreement in accordance with Section 8.

SECTION 3. Covenants of Stockholder.

(a) Restriction on Transfer. The Stockholder hereby covenants and agrees that prior to the termination of this Agreement, the Stockholder shall not, directly or indirectly, sell, transfer, tender, assign, hypothecate or otherwise dispose of, grant any proxy to, deposit any Shares into a voting trust, enter into a voting trust agreement or create or permit to exist any additional security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature with respect to the Shares, other than as provided in this Agreement or the Merger Agreement. Notwithstanding the foregoing, Stockholder may take any action described in the previous sentence, so long as the other party to such action executes this Agreement (or a joinder thereto in a form reasonably satisfactory to Parent) and agrees to be bound by its terms.

(b) Additional Shares. Prior to the termination of this Agreement, the Stockholder will promptly notify Parent of the number of any new shares of Company Common Stock acquired directly or beneficially by the Stockholder, if any, after the date hereof. Any such shares shall automatically become “Shares” within the meaning of this Agreement immediately upon their acquisition by the Stockholder.

(c) Nonsolicitation. Prior to the termination of this Agreement, the Stockholder shall (i) not (whether directly or indirectly through any representative of such Stockholder) engage in any conduct that if conducted by the Company would be prohibited by Section 6.5 of the Merger Agreement after taking into account the terms of such section, and (ii) advise the Company (in order that the Company can timely comply with its obligations under Section 6.5(c) of the Merger Agreement) of such Stockholder’s receipt of any Company Acquisition Proposal.

(d) Public Announcement. The Stockholder shall consult with Parent before issuing any press releases or otherwise making any public statements with respect to the transactions contemplated herein and shall not issue any such press release or make any such public statement without the approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, including any filings with the SEC pursuant to the Exchange Act. This Section 3(d) shall terminate and be null and void upon the termination of this Agreement in accordance with Section 8.

2

(e) Disclosure. The Stockholder hereby authorizes Parent to publish and disclose in any announcement or disclosure required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange and the Proxy Statement (including all documents and schedules filed with the SEC in connection with either of the foregoing), the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s commitments, arrangements and understandings under this Agreement. Parent hereby authorizes the Stockholder to make such disclosure or filings as may be required by applicable Law, including, without limitation, as required by the SEC, the NASDAQ Stock Market, LLC, the Toronto Stock Exchange or any other U.S. or Canadian national securities exchange. Parent hereby authorizes the Stockholder to disclose in any disclosure required by applicable Law, including any filings with the SEC pursuant to the Exchange Act, the Parent’s identity and the commitments, arrangements and understandings under this Agreement.

SECTION 4. Voting Agreement.

(a) Voting Agreement. The Stockholder hereby agrees that prior to the termination of this Agreement, at any meeting of the stockholders of the Company, however called, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, the Stockholder shall vote the Shares owned beneficially or of record by the Stockholder as follows:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be likely to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal; and

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing.

(b) Grant of Proxy. The Stockholder hereby irrevocably grants to and appoints, Parent and each of its designees (the “Authorized Parties” and each an “Authorized Party”), and each of them individually, as the Stockholder’s proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of the Stockholder, to vote the Shares or execute one or more written consents or approvals in respect of the Shares:

(i) in favor of adoption of the Merger Agreement, and approval of the terms thereof and of the Merger, and the other transactions contemplated thereby;

(ii) against any action or agreement that has or would reasonably be expected to result in any conditions to the Company’s obligations under Article VII of the Merger Agreement not being satisfied;

(iii) against any Company Acquisition Proposal;

(iv) against any amendments to the Company Charter and/or the Company Bylaws if such amendment would reasonably be expected to prevent or materially delay the consummation of the Closing;

in each case, if and only if the Stockholder (1) fails to vote, or (2) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement.

The Stockholder hereby ratifies and confirms that the irrevocable proxy set forth in this Section 4(b) is given in connection with the execution of the Merger Agreement and that such irrevocable proxy is given to secure the performance of the Stockholder’s duties in accordance with this Agreement. The Stockholder hereby further

3

ratifies and confirms that the irrevocable proxy granted hereby is coupled with an interest and may under no circumstances be revoked, except as otherwise provided in this Agreement. Such irrevocable proxy shall be valid until termination of this Agreement or as provided in Section 4(f). The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. Upon the execution of this Agreement, the Stockholder hereby revokes any and all prior proxies or powers of attorney given by the Stockholder with respect to voting of the Shares on the matters contemplated hereby and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters contemplated hereby until after the termination of this Agreement (other than a proxy in accordance with the terms of this Agreement). The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Stockholder’s granting of the proxy contained in this Section 4(b). The Stockholder hereby affirms that the proxy granted in this Section 4(b) is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of the Stockholder under this Agreement. If for any reason the proxy granted herein is found by a court of competent jurisdiction to not be valid, then the Stockholder agrees to vote the Shares in accordance with Section 4(a). The parties acknowledge and agree that neither Parent, nor Parent’s successors, assigns, subsidiaries, divisions, employees, officers, directors, stockholders, agents and affiliates shall owe any duty to, whether in law or otherwise, or incur any liability of any kind whatsoever, including without limitation, with respect to any and all claims, losses, demands, causes of action, costs, expenses (including attorney’s fees) and compensation of any kind or nature whatsoever to the Stockholder in connection with or as a result of any voting by an Authorized Party of the Shares subject to the irrevocable proxy hereby granted to the Authorized Parties at any annual or special meeting of the stockholders of the Company for the purpose and in accordance with the terms set forth herein.

(c) Other Voting. The Stockholder may vote on all issues other than those specified in this Section 4 that may come before a meeting of the stockholders of the Company in its sole discretion, provided that such vote does not contravene the provisions of this Section 4.

(d) Actions in Capacity as Director or Officer. The Stockholder is entering into this Agreement solely in his capacity as a stockholder of the Company. Nothing in this Agreement shall be deemed to govern, limit or relate to any actions, omissions to act, or votes taken or not taken by the Stockholder in his capacity as a member of the Company Board or the board of directors or other equivalent governing body of any Company Subsidiary, or in his capacity as an officer of the Company or any Company Subsidiary and, for the avoidance of doubt, no such action taken or omission to act by the Stockholder in his capacity as a director or officer of the Company or any Company Subsidiary shall be deemed to violate any of the Stockholder’s obligations under this Agreement.

(e) Acquisition Proposals; Superior Proposals. Notwithstanding anything to the contrary herein, Stockholder shall be entitled to participate with the Company and its directors, officers, representatives, advisors or other intermediaries in any negotiations or discussions with any Person (including, without limitation, negotiating or discussing a voting agreement with a Person that would be entered into at any time after the termination of this Agreement), or any preparations therefor, in each case in connection with a Company Acquisition Proposal or a Superior Proposal.

(f) Company Adverse Recommendation Change. The obligations set forth in this Section 4 (including the proxy granted under Section 4(b)) shall apply to the Stockholder unless and until the earliest to occur of (x) the termination of this Agreement or the Merger Agreement or as otherwise provided pursuant to Section 8 or (y) there has been and remains in effect a Company Adverse Recommendation Change.

SECTION 5. Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder as follows:

(a) Organization. Parent is duly organized, validly existing, and in good standing under the laws of Alberta, Canada.

(b) Authority Relative to this Agreement. Parent has the corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated

4

hereby. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent. This Agreement has been duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, (i) except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) subject to general principles of equity.

(c) No Conflict. The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, (a) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority or any other Person by Parent, except for filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement; (b) conflict with, or result in any violation of, or default (with or without notice or lapse of time or both) under any provision of, the Parent Articles and/or Parent Bylaws or any other agreement to which Parent is a party; or (c) conflict with or violate any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Parent or to Parent’s property or assets.

SECTION 6. Further Assurances. The Stockholder shall, without further consideration, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement.

SECTION 7. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding on any Person to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise. In the event of any stock split, stock dividend, merger, consolidation, reorganization, recapitalization or other change in the capital structure of the Company affecting the Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Common Stock issued to or acquired by the Stockholder.

SECTION 8. Termination. This Agreement and the proxy granted pursuant to Section 4(b) shall automatically terminate without further action of the parties on the first to occur of (a) the Effective Time, (b) the termination of the Merger Agreement or (c) any change to the terms of the Merger without the prior written consent of Shareholder that (i) reduces the Exchange Ratio (subject to adjustments in compliance with Section 3.2 of the Merger Agreement) or (ii) changes the form of consideration payable in the Merger; provided that the provisions of Section 9 hereof shall survive any such termination.

SECTION 9. Miscellaneous.

(a) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(b) Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (i) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (ii) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

(c) Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among such parties with respect to the subject matter hereof.

(d) Assignment. Without the prior written consent of the other party to this Agreement, no party may assign any rights or delegate any obligations under this Agreement. Any such purported assignment or delegation made without prior consent of the other party hereto shall be null and void.

5

(e) Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, the parties hereto and their successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f) Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

(g) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(h) Notices. All notices, requests, claims, demands and other communications under this Agreement shall be sufficient if in writing and sent (i) by facsimile transmission (providing confirmation of transmission) or e-mail of a .pdf attachment (provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (Pacific time) shall be deemed to have been received at 9:00 a.m. (Pacific time) on the next Business Day), or (ii) by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9(h)):

if to Parent:

Westport Innovations Inc.
1750 West 75th Ave., Suite 101
Vancouver, British Columbia
V6P 6G2, Canada
Attention:	Salman Manki, General Counsel
Email:	SManki@westport.com
Tel:	(604) 718-2000

with a copy to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention:	Gordon R. Caplan, Esq.
Matthew J. Guercio, Esq.
Facsimile:	(212) 728-9535

if to the Stockholder:

Becker Drapkin Management, L.P.
500 Crescent Court, Suite 230
Dallas, Texas 75201
Attention:	Steven R. Becker
Facsimile:	(214) 292-8896

6

with a copy to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention:	Richard J. Birns, Esq.
Facsimile:	(212) 716-0830

(i) Governing Law. This Agreement shall be governed by and construed, performed and enforced in accordance with the internal laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflicts of law principles.

(j) Exclusive Jurisdiction. The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in any federal or state court located in the State of Delaware. Each of the parties hereto submits to the exclusive jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(k) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TRIAL BY JURY IN ANY JUDICIAL PROCEEDING INVOLVING, DIRECTLY, IN ANY MATTERS (WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE) IN ANY WAY ARISING OUT OF, RELATED TO, OR CONNECTED WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(l) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

(m) Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or by e-mail of a .pdf attachment) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Rest of page intentionally blank.]

7

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed and delivered as of the date first written above.

WESTPORT INNOVATIONS INC.

By:	/s/ David R. Demers
Name: David R. Demers
Title: Chief Executive Officer

[Signature page to Voting Agreement]

STOCKHOLDER:
BECKER DRAPKIN MANAGEMENT, L.P.
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

BECKER DRAPKIN PARTNERS (QP), L.P.
By: Becker Drapkin Management, L.P., its general partner
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

BECKER DRAPKIN PARTNERS, L.P.
By: Becker Drapkin Management, L.P., its general partner
By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker
Name: Steven R. Becker
Title: Co-managing member

STEVEN R. BECKER

/s/ Steven R. Becker
Steven R. Becker

[Signature page to Voting Agreement]

APPENDIX J

AUDITOR REPORTING PACKAGE

October 1, 2015

Deloitte LLP	KPMG LLP
2800 - 1055 Dunsmuir Street	777 Dunsmuir Street
4 Bentall Centre	Vancouver, British Columbia
Vancouver, British Columbia	V7Y 1K3
V7X 1P4

AND TO:	British Columbia Securities Commission, as Principal Regulator Ontario Securities Commission Alberta Securities Commission
Saskatchewan Financial Services Commission – Securities Division The Manitoba Securities Commission Autorité des Marchés Financiers Nova Scotia Securities Commission
Prince Edward Island, Office of the Attorney General Securities Division New Brunswick, Securities Administration Branch Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:	Notice Pursuant to National Instrument 51-102

This Notice is delivered to you pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) in connection with the change of auditors of Westport Innovations Inc. (“Westport”).

Deloitte LLP (the “Former Auditor”) has resigned as auditor of Westport effective September 30, 2015 and the board of directors of Westport has appointed KPMG LLP (the “Successor Auditor”) as successor auditors.

This notice is provided to the Former Auditor pursuant to section 4.11(5)(a)(i) of NI 51-102 and to the Successor Auditor pursuant to section 4.11(6)(a)(i) of NI 51-102 (the change of auditor hereafter referred to as the “Change”).

In connection with this matter and pursuant to NI 51-102, please be advised that:

1.	the resignation of the Former Auditor was at the request of Westport;

2.	the Change has been approved by Westport’s audit committee and board of directors;

3.	no “reportable event”, as that term is defined in NI 51-102, occurred prior to the Change;

4.

and, the Report of Independent Registered Public Accounting Firm on the audit of the internal control over financial reporting of Westport as at December 31, 2014 of the Former Auditor, filed with Westport’s audited annual financial statements for the year

1750 West 75th Avenue, Suite 101 » Vancouver, BC, Canada V6P 6G2 » +1 604-718-2000 » westport.com ended December 31, 2014, dated and originally filed with securities regulatory authorities on March 9, 2015, was amended by way of Notice to Reader on July 23, 2015 (the “Amendment”). The Notice to Reader indicated that, as a result of the material weakness that had been determined to exist, Westport’s Chief Executive Officer and Chief Financial Officer had concluded that Westport’s disclosure control and procedures were not effective as of December 31, 2014. The Amendment did not impact the reporting of any financial figures including revenues, net loss attributable to Westport, loss per share or net cash flows for the years ended December 31, 2014, 2013 and 2012. The material weakness is more fully described in the Management’s Report on Internal Control over Financial Reporting (revised) in Westport’s amended management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2014. The Former Auditor also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and expressed an unmodified unqualified opinion on those financial statements on March 9, 2015.

NI 51-102 requires that both the Former Auditor and the Successor Auditor review this Notice and respond to this Notice by way of letter addressed to the applicable securities commissions (being those indicated above). Such letter must include a statement in respect of each of the statements above stating whether the Former Auditor and Successor Auditor either:

(i)	agree,

(ii)	disagree, and the reasons why, or

(iii)	has no basis to agree or disagree, in respect of each point.

We would ask that you kindly prepare the required response letters and arrange for two originally-signed copies of the same to be delivered to the undersigned (along with an email containing an electronic version of the same) on or prior to October 15, 2015.

We trust you will find the foregoing to be in order. If you have any questions or comments relating to this matter, please do not hesitate to contact the undersigned.

Yours truly,

WESTPORT INNOVATIONS INC.

(signed) “Ashoka Achuthan”

Ashoka Achuthan

Chief Financial Officer

1750 West 75th Avenue, Suite 101 » Vancouver, BC, Canada V6P 6G2 » +1 604-718-2000 » westport.com

Deloitte LLP 2800 - 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

October 15, 2015

To the various Securities Commissions and similar regulatory authorities in Canada

British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission – Securities Division

The Manitoba Securities Commission

Autorité des Marchés Financiers

Nova Scotia Securities Commission

Prince Edward Island, Office of the Attorney General Securities Division

New Brunswick, Securities Administration Branch

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Westport Innovations Inc. dated October 1, 2015 (the “Notice”) and, based on our knowledge, we agree with the statements (1) and (4) and we have no basis to agree or disagree with the statements (2) and (3) contained in the Notice.

Yours truly

Chartered Professional Accountants

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

October 15, 2015

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Securities Commission - Securities Division

The Manitoba Securities Commission

Autorité des Marchés Financiers

Nova Scotia Securities Commission

Prince Edward Island, Office of the Attorney General Securities Division

New Brunswick, Securities Administration Branch

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Westport Innovations Inc. (the “Corporation”)

Please be advised that, in connection with National Instrument 51-102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated for reference October 1, 2015 and, based on our knowledge at this time, are in agreement with the information contained in items (1), (2) and (4), and with respect to item (3) have no basis to agree or disagree.

Sincerely,

Chartered Professional Accountants

cc:	Westport Innovations Inc.

Ashoka Achuthan, Chief Financial Officer

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR

North America Toll Free

1-877-452-7184

Collect Calls Outside North America

416-304-0211

Email: assistance@laurelhill.com